Subject to completion, as filed with the Securities and Exchange Commission on February 14, 2007

Registration No. 333-139577

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CITADEL BROADCASTING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4832	51-0405729
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Citadel Broadcasting Corporation

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jacquelyn J. Orr

General Counsel & Vice President

CITADEL BROADCASTING CORPORATION

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Stephen Fraidin Andrew E. Nagel KIRKLAND & ELLIS LLP Citigroup Center 153 East 53rd Street New York, New York 10022-4611 (212) 446-4800	Alan N. Braverman THE WALT DISNEY COMPANY 500 South Buena Vista Street Burbank, California 91521 (818) 560-1000	Morton A. Pierce M. Adel Aslani-Far DEWEY BALLANTINE LLP 1301 Avenue of the Americas New York, New York 10019-6092 (212) 259-8000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective and the date on which all other conditions to the merger of Alphabet Acquisition Corp. with and into ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., pursuant to the merger agreement described in the enclosed information statement/prospectus, have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $.01 per share	164,597,788	$7.57	$1,246,005,255	$133,323

(1)	This registration statement relates to shares of common stock, par value $0.01 per share, of Citadel Broadcasting Corporation issuable to holders of common stock, no par value, of ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., a Delaware corporation (“ABC Radio Holdings”) and currently an indirect, wholly-owned subsidiary of The Walt Disney Company (“Disney”), a Delaware corporation, pursuant to the proposed merger of Alphabet Acquisition Corp., a direct wholly-owned subsidiary of Citadel, with and into ABC Radio Holdings. The amount of Citadel common stock to be registered represents the maximum number of shares of common stock that Citadel will issue to holders of common stock of ABC Radio Holdings upon consummation of the merger based on a formula set forth in the merger agreement, which requires that Citadel issue a number of shares of its common stock equal to the aggregate number of shares of ABC Radio Holdings common stock issued and outstanding immediately prior to the effective time of the merger. This calculation is based on 127,179,708 shares of Citadel common stock deemed outstanding for these purposes as of December 20, 2006.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933, based on the pro forma book value (computed as of September 30, 2006, the last practicable date prior to the filing of this registration statement) of the common stock of Citadel to be exchanged in the merger.
(3)	Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933 by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered by (B) 0.000107. The full registration fee of $133,323 was paid in connection with the initial filing on December 21, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. CITADEL BROADCASTING CORPORATION MAY NOT DISTRIBUTE OR ISSUE THE SHARES OF ITS COMMON STOCK BEING REGISTERED PURSUANT TO THE REGISTRATION STATEMENT, OF WHICH THIS INFORMATION STATEMENT/PROSPECTUS IS A PART, UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO DISTRIBUTE THESE SECURITIES AND CITADEL BROADCASTING CORPORATION IS NOT SOLICITING OFFERS TO RECEIVE THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR DISTRIBUTION IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED FEBRUARY 14, 2007

[LETTER TO THE CITADEL BROADCASTING CORPORATION STOCKHOLDERS]

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This information statement/prospectus is dated [•], 2007 and is first being mailed to Citadel stockholders on [•], 2007.

SUBJECT TO COMPLETION DATED 14, 2007

[LETTER TO THE WALT DISNEY COMPANY STOCKHOLDERS]

This information statement/prospectus is dated [•] and is first being mailed to Disney stockholders on [•], 2007.

i

HELPFUL INFORMATION

In this information statement/prospectus the terms described below are used frequently.

•

“ABC Radio Holdings” means ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., currently the indirect, wholly-owned subsidiary of Disney that, after the internal restructuring, will own the ABC Radio Business. The shares of this entity will be distributed to Disney stockholders in the spin-off, and ABC Radio Holdings will be merged with Alphabet Acquisition in the merger.

•	“ABC Radio Holdings debt” means the indebtedness that ABC Radio Holdings is expected to incur in connection with the separation.

•

“ABC Radio Holdings shares” means the shares of ABC Radio Holdings common stock that Disney will distribute to its stockholders in the spin-off, which will then be converted on a one-for-one basis into shares of Citadel common stock in the merger. There are three components used to calculate the number of ABC Radio Holdings shares: the base ABC Radio Holdings shares, the fixed price ABC Radio Holdings shares and the floating price ABC Radio Holdings shares. We describe each of these in more detail under “The Transactions—Transaction Consideration—Collar Mechanism—Determination of Number of ABC Radio Holdings shares” beginning on page 108.

•

“ABC Radio Business” means the ABC Radio Network business and the ABC Radio Stations business, which Disney will separate from the rest of the Disney enterprise in the separation, which we sometimes refer to in this information statement/prospectus as the “ABC Radio Group.”

•

“ABC Radio Network business” means the business of producing a variety of radio programs and formats, and distributing them to station affiliates and satellite radio providers. The ABC Radio Network business does not include Disney’s ESPN Radio or Radio Disney networks.

•

“ABC Radio Stations business” means the business of owning and operating 22 radio stations that broadcast various news, news/talk and music programming, including programming produced by the ABC Radio Network business. The ABC Radio Stations business does not include Disney’s business of owning and operating radio stations that carry the ESPN Radio or Radio Disney formats.

•	“Alphabet Acquisition” means Alphabet Acquisition Corp., a direct, wholly-owned subsidiary of Citadel that will merge with and into ABC Radio Holdings in the merger.

•	“Citadel” means Citadel Broadcasting Corporation.

•

“collar measurement day” means the trading day immediately after the 10 consecutive trading day period that comprises the measurement period for the average closing price of Citadel common stock that is used in the collar mechanism. The collar measurement day is also the day as of which the number of shares of Citadel common stock deemed to be outstanding for purposes of the collar mechanism and the number of shares of Citadel common stock that will be distributed to Disney stockholders in the merger will be determined, with certain exceptions designed to provide a true-up mechanism at closing, and the first day on which the ABC Radio Holdings debt may be incurred.

•

“collar mechanism” means the method set forth in the merger agreement and separation agreement for adjusting within a specific range, depending on the price of Citadel common stock during a specified measurement period before closing, the amount of ABC Radio Holdings debt and the amount of the special distribution so that, as long as the Citadel common stock trades within a specified range during the ten consecutive trading day period ending on and including the trading day immediately proceeding the collar measurement day, the aggregate transaction value received by ABC Radio Holdings stockholders and Disney is approximately $2.6 billion.

•	“Disney” means The Walt Disney Company.

•	“Disney savings plan” means the Disney Salaried Savings and Investment Plan, the ABC, Inc. Savings and Investment Plan or the Disney Hourly Savings and Investment Plan.

•

“internal restructuring” means the realignment of certain assets, liabilities and operations of Disney and certain of its subsidiaries to separate the ABC Radio Business from the rest of the Disney enterprise and consolidate it under ABC Radio Holdings that will occur prior to and in connection with the spin-off.

v

•	“merger” means the merger of Alphabet Acquisition with and into ABC Radio Holdings, resulting in ABC Radio Holdings becoming a direct, wholly-owned subsidiary of Citadel.

•	“merger agreement” means the original merger agreement, as amended November 19, 2006.

•	“original merger agreement” means the Agreement and Plan of Merger, dated as of February 6, 2006, by and among Citadel, Disney, Alphabet Acquisition and ABC Radio Holdings.

•	“original separation agreement” means the Separation Agreement, dated as of February 6, 2006, by and between ABC Radio Holdings and Disney.

•

“principal Citadel stockholders” means Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., the four entities that held in the aggregate approximately 67% of the outstanding Citadel common stock on February 6, 2006.

•

“separation” means the transactions by which Disney will (i) undergo the internal restructuring to separate the ABC Radio Business from the rest of the Disney enterprise and consolidate it under ABC Radio Holdings, (ii) distribute, by means of a spin-off, all of the outstanding shares of ABC Radio Holdings common stock to Disney stockholders, and (iii) retain the cash proceeds from the ABC Radio Holdings debt to be incurred in connection with these transactions.

•	“separation agreement” means the original separation agreement, as amended November 19, 2006.

•	“special distribution” means the distribution that Citadel has agreed to pay to its pre-merger stockholders, pursuant to the terms of the merger agreement.

•	“spin-off” means the pro rata distribution by Disney to the Disney stockholders following the internal restructuring of all the outstanding shares of ABC Radio Holdings common stock.

•

“tax sharing and indemnification agreement” means the Tax Sharing and Indemnification Agreement that Disney, ABC Radio Holdings and Citadel will enter into in connection with the closing of the merger.

REFERENCES TO ADDITIONAL INFORMATION

This information statement/prospectus incorporates important business and financial information about Citadel and Disney, respectively, from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this document by accessing the Securities and Exchange Commission’s website maintained at “www.sec.gov” or by requesting copies in writing or by telephone from Citadel at the following address: Citadel Broadcasting Corporation, Attn: Corporate Secretary, City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128; telephone: (702) 804-5200; or from Disney at the following address: The Walt Disney Company, Attn: Disney’s Shareholder Services Department, 500 South Buena Vista Street, Burbank, California 91521; telephone: (818) 553-7200. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

ALL INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS WITH RESPECT TO DISNEY, ABC RADIO HOLDINGS OR THE ABC RADIO BUSINESS HAS BEEN PROVIDED BY DISNEY. ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS INFORMATION STATEMENT/PROSPECTUS WITH RESPECT TO CITADEL AND ITS SUBSIDIARIES (UP TO THE CLOSING DATE OF THE MERGER) HAS BEEN PROVIDED BY CITADEL. NEITHER CITADEL, ON THE ONE HAND, NOR DISNEY, ON THE OTHER HAND, HAS VERIFIED THE ACCURACY OR MADE ANY OTHER INVESTIGATION OF THE INFORMATION PROVIDED BY THE OTHER.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Q:	What are the Transactions?

A:	Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings have entered into an agreement under which Alphabet Acquisition will merge with and into ABC Radio Holdings and Citadel’s business will combine with Disney’s ABC Radio Network business of producing and distributing a variety of radio programs and formats and Disney’s 22 major market radio stations, which we refer to collectively as the ABC Radio Business. The ABC Radio Business does not include the ESPN Radio and Radio Disney networks or any radio stations carrying the ESPN Radio and Radio Disney formats.

Q:	What are the Steps to the Transactions?

A:	First, in the separation, Disney will separate and consolidate the businesses that comprise the ABC Radio Business, through an internal restructuring, under ABC Radio Holdings, currently an indirect, wholly-owned subsidiary of Disney. Second, Disney will distribute all of the outstanding common stock of ABC Radio Holdings pro rata to Disney’s stockholders through a spin-off. Third, immediately after the spin-off, Alphabet Acquisition will merge with and into ABC Radio Holdings, which will become a direct, wholly-owned subsidiary of Citadel, and the shares of ABC Radio Holdings common stock held by Disney stockholders will be converted into an equal number of shares of Citadel common stock in the merger. Disney (or one of its affiliates) also will retain approximately $1.1 billion to $1.35 billion in cash from the proceeds of indebtedness, which we refer to as the ABC Radio Holdings debt, that ABC Radio Holdings is expected to incur in connection with the internal restructuring and prior to the spin-off. In addition, immediately prior to the merger and pursuant to the merger agreement, Citadel has agreed to pay a special distribution only to its pre-merger stockholders.

Q:	What Will Citadel Stockholders Receive in the Transactions?

A:	Citadel stockholders will not receive any consideration in the merger. They will continue to hold their existing shares of Citadel common stock. Immediately prior to the merger and pursuant to the merger agreement, Citadel has agreed to pay a special distribution only to its pre-merger stockholders of record on a date that will not be earlier than two trading days prior to the closing date for the merger. Based on the number of shares that would be deemed outstanding under the merger agreement on the date of this information statement/prospectus, the amount of the special distribution would be $[•] per share. Under the agreements, there is an upward adjustment which could be as much as approximately $205 million in the aggregate, which means that the amount of the special distribution will not be adjusted to account for increases in the average closing price on the NYSE of Citadel common stock above $[•] per share during the measurement period. See “The Transactions—Transaction Consideration—Determination of Amount of Special Distribution” beginning on page 110. See “Risk Factors” beginning on page 22.

Q:	What Will Disney Stockholders Receive in the Transactions?

A:

Each Disney stockholder will ultimately receive shares of Citadel common stock in the merger. As a result of the spin-off, it is currently anticipated that Disney stockholders will receive [•] shares of ABC Radio Holdings common stock for each share of Disney common stock that they own, each of which will be converted in the merger into the right to receive one share of Citadel common stock. Disney stockholders will not be required to pay for the shares of ABC Radio Holdings common stock distributed in the spin-off or the shares of Citadel common stock issued in the merger. Disney stockholders will receive cash from the distribution agent in lieu of any fractional shares of ABC Radio Holdings common stock or Citadel common stock to which such stockholder would otherwise be entitled. All shares of Citadel common stock issued in the merger will be issued by either certificates delivered to the distribution agent or book entry form. The

Citadel common stock is expected to continue to be listed on the NYSE under the symbol “CDL”. For more information, see “The Transactions—Transaction Consideration” beginning on page 105.
Q:	What are the Material United States Federal Income Tax Consequences to Citadel Stockholders and Disney Stockholders Resulting from the Spin-Off, the Merger and the Special Distribution?

A:	Disney and ABC Radio Holdings’ obligations to complete the transactions are conditioned on their receipt of certain private letter rulings from the United States Internal Revenue Service, which we refer to as the IRS rulings and the IRS, respectively, and opinion of their tax counsel in connection with the spin-off. In addition, Disney, ABC Radio Holdings and Citadel’s obligations to complete the merger are conditioned on their receipt of tax opinions from their respective tax counsel. It is expected that each of the opinions regarding the tax consequences of the merger will be attached as exhibits to the registration statement, of which this information statement/prospectus is a part, prior to its effectiveness and distribution to stockholders.

Among other things, it is expected that the IRS rulings will include rulings to the effect that Disney stockholders will not recognize gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off and that each of the opinions regarding the merger will conclude that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received from the distribution agent by an ABC Radio Holdings stockholder in lieu of a fractional share.

It also is expected that Citadel will receive a tax opinion from its tax counsel to the effect that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 150.

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Q:	Do Citadel Stockholders Have to Take Any Further Action to Approve the Merger or Issuance of Shares?

A:	No. Although Citadel stockholder approval of the merger and the issuance of Citadel common stock in the merger is required under the merger agreement and the rules of the NYSE, on February 6, 2006, the principal Citadel stockholders, holding a majority of the outstanding Citadel common stock, delivered a written consent to Citadel approving the merger and the issuance of Citadel common stock. As a result, no other votes are necessary to adopt the merger agreement and to approve the merger and the issuance of shares in connection therewith and your approval is not required and is not being requested. See “Written Consents of the Principal Citadel Stockholders” beginning on page 186.

Q:	Do Disney Stockholders Have to Vote to Approve the Spin-Off or the Merger?

A:	No. No vote of Disney stockholders is required or being sought in connection with the spin-off or the merger. Each of Disney and ABC Radio Holdings has adopted the merger agreement and approved the merger and other transactions contemplated thereby and has adopted the separation agreement and approved the separation, the spin-off and other transactions contemplated thereby.

Q:	Can Citadel or Disney Stockholders Dissent and Require Appraisal of Their Shares?

A:	No. Neither Citadel’s nor Disney’s stockholders have dissenters’ rights under Delaware law in connection with the transactions.

Q:	Are There Any Conditions to Consummation of the Merger?

A:	Yes. Consummation of the merger is subject to the satisfaction or waiver of closing conditions that are contained in the merger agreement. These include Disney and ABC Radio Holdings’ receipt of certain IRS rulings regarding the tax-free nature of the transactions; the receipt of tax opinions from counsel to Disney, ABC Radio Holdings and Citadel; the receipt of consents from the Federal Communications Commission, which we refer to as the FCC; the expiration or termination of any required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act; and other customary conditions. Each of Citadel, Disney or ABC Radio Holdings may waive any of the conditions to its obligations to complete the merger. See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 166.

Q:	When Will the Merger be Completed?

A:	We expect to complete the merger in the second calendar quarter of 2007.

Q:	Are There Risks Associated with the Merger?

A:	Yes. Citadel may not realize the expected benefits of the merger because of the risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 22 and the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 39. Those risks include, among others, risks relating to the uncertainty that the merger will close, the uncertainty that Citadel will be able to integrate the ABC Radio Business successfully, and uncertainties relating to the performance of the combined company after completion of the merger in light of restrictions imposed by the tax sharing and indemnification agreement and the anticipated credit facilities, among other factors.

Q:	Will There be Any Change to the Board of Directors or the Executive Officers of Citadel After the Merger?

A:	No. The initial directors and executive officers of Citadel immediately following the closing of the merger are expected to be the directors and executive officers of Citadel immediately prior to the closing of the merger. Currently, the directors of Citadel are Farid Suleman, Katherine Brown, J. Anthony Forstmann, Theodore J. Forstmann, Michael A. Miles, Charles P. Rose, Jr., Herbert J. Siegel and Wayne T. Smith. Citadel’s chief executive officer is Farid Suleman, chief operating officer is Judith A. Ellis, chief financial officer is Robert G. Freedline, vice president—finance and principal accounting officer is Randy L. Taylor, senior vice president—finance and administration is Patricia Stratford and vice president and general counsel is Jacquelyn J. Orr. See “Information on Citadel—Directors and Officers of Citadel Before and After the Merger” beginning on page 42.

Q:	Will the Instruments that Govern the Rights of Citadel and Disney Stockholders with Respect to Their Shares of Citadel Common Stock After the Merger be Different from Those that Govern the Rights of Current Citadel Stockholders?

A:	No. The rights of Citadel and Disney stockholders with respect to their shares of Citadel common stock after the merger will be governed by federal and local laws and Citadel’s current governing documents, including:

•	the General Corporation Law of the State of Delaware;

•	the restated certificate of incorporation of Citadel; and

•	the amended and restated by-laws of Citadel.

Q:	Is There Anything that Citadel Stockholders Need to Do Now?

A:	No. Since the principal Citadel stockholders, holding a majority of the outstanding Citadel common stock, have already provided to Citadel their written consent to the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Citadel common stock, and are expected to consent to certain modifications to Citadel’s long-term incentive plan in connection with the merger, there is no further action for Citadel stockholders to take. However, Citadel stockholders should carefully read this information statement/prospectus, which contains important information about the spin-off, the merger, the ABC Radio Business, Citadel and the combined company.

CITADEL STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR EXISTING CERTIFICATES REPRESENTING CITADEL SHARES IN THE SPIN-OFF OR MERGER AND THEY SHOULD NOT SEND IN THEIR CITADEL STOCK CERTIFICATES.

Q:	Is There Anything that Disney Stockholders Need to Do Now?

A:	No. No vote of Disney stockholders is required in connection with the separation, the spin-off or the merger and no action by Disney stockholders is required to participate in the spin-off or the merger. However, Disney stockholders should carefully read this information statement/prospectus, which contains important information about the spin-off, the merger, the ABC Radio Business, Citadel and the combined company.

Q:	Who Can Answer My Questions?

A:	If you are a Citadel stockholder and you have any questions about the merger, please contact Citadel Broadcasting Corporation at [•] or at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128.

If you are a Disney stockholder and you have any questions about the separation, the spin-off or the merger or to request additional documents, including copies of this information statement/prospectus, please contact Disney’s Shareholder Services Department at (818) 553-7200.

Q:	Where Can I Find More Information About Citadel and the ABC Radio Business?

A:	You can find more information about Citadel and the ABC Radio Business in the section entitled “Information on Citadel” beginning on page 41 and “ Information on the ABC Radio Business” on page 46 of this information/prospectus statement and from the various sources described under “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

SUMMARY

This summary, together with the section titled “Questions and Answers About the Transactions” immediately preceding this summary, provides a summary of the material terms of the spin-off and the merger. These sections highlight selected information contained in this information statement/prospectus and may not include all the information that is important to you. To better understand the proposed spin-off and merger, and the risks associated with the transactions, and for a more complete description of the legal terms of the spin-off and the merger, you should read this entire information statement/prospectus-carefully, as well as those additional documents to which we refer you. We have included page references at various points in this summary to direct you to a more detailed description of the topics presented. In addition, see “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

This document constitutes:

•

an information statement/prospectus of Citadel for use in providing information about the proposed merger and relating to the issuance of shares of Citadel common stock in connection with the merger; and

•	an information statement of Disney relating to the spin-off of the ABC Radio Business from Disney and the merger of ABC Radio Holdings with Citadel.

The Companies

Citadel Broadcasting Corporation

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

Citadel Broadcasting Corporation is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. As of November 15, 2006, Citadel owns and operates 165 FM and 58 AM radio stations in 46 markets located in 24 states across the country. Citadel has a clustered radio station portfolio that is diversified by programming formats, geographic regions, audience demographics and advertising clients. Radio stations serving the same geographic area (i.e. principally a city or combination of cities) are referred to as a market. Citadel ranks first or second in audience share in 34 of its 45 Arbitron rated markets. Citadel’s top 25 markets accounted for approximately 76% of its revenue in fiscal year 2005. Approximately 86% of its 2005 revenues was derived from local and regional advertising with the remaining portion derived from national ad sales. For the fiscal year ended December 31, 2005, Citadel had approximately $420 million in net broadcasting revenue and approximately $70 million in net income, without giving effect to the transactions. For more information on Citadel, see “Information on Citadel” beginning on page 41.

Alphabet Acquisition Corp.

c/o Citadel Broadcasting Corporation

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

Alphabet Acquisition Corp. is a direct, wholly-owned subsidiary of Citadel Broadcasting Corporation. Alphabet Acquisition was organized on January 24, 2006 for the purposes of merging with and into ABC Radio Holdings, Inc. in the merger. It has not carried on any activities other than in connection with the merger agreement.

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide media and entertainment enterprise with four main business segments: media networks, parks and resorts, studio entertainment and consumer products. Disney is a Dow 30 company, had annual revenues of nearly $34 billion in its most recent fiscal year and a market capitalization of approximately $72.1 billion as of February 2, 2007.

ABC Radio Holdings, Inc.

c/o The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

(818) 560-1000

We refer to ABC Radio Holdings, Inc., a Delaware corporation, as ABC Radio Holdings. ABC Radio Holdings is currently an indirect, wholly-owned subsidiary of Disney. In connection with the separation, Disney will separate and consolidate the ABC Radio Business under ABC Radio Holdings and then distribute all of the shares of common stock of ABC Radio Holdings to Disney stockholders.

The ABC Radio Business is the third largest radio broadcasting business in the United States, based on net broadcasting revenue, and includes the ABC Radio Stations business and the ABC Radio Network business. The ABC Radio Stations business is composed of 22 owned and operated radio stations owned by Disney which broadcast music, news and talk programming in 9 of the top 16 designated market areas as defined by Arbitron reaching an estimated 13 million listeners per week. The ABC Radio Network business is a leading radio network syndicator in the United States with approximately 4,000 affiliate stations and 8,500 program affiliations, and, according to industry sources, reaches an estimated 100 million people on a weekly basis and provides news and talk formats such as ABC News, Paul Harvey and Sean Hannity, collaborative programming aimed at the urban and Hispanic communities and 24-hour music formats. For the fiscal year ended September 30, 2006, the ABC Radio Business had approximately $539 million in net revenue and approximately $78 million in net income, without giving effect to the transactions. For more information on the ABC Radio Business, see “Information on the ABC Radio Business” beginning on page 46.

The Separation

Before the merger, Disney will engage in the internal restructuring to realign certain assets, liabilities and the operations of Disney and certain of its subsidiaries and separate and consolidate the ABC Radio Business under ABC Radio Holdings. In addition, Disney (or one of its affiliates) will retain cash from the proceeds of the ABC Radio Holdings debt that ABC Radio Holdings is expected to incur in connection with the internal restructuring and prior to the spin-off. The amount of the ABC Radio Holdings debt is expected to be between approximately $1.1 billion and $1.35 billion (depending on the price of Citadel common stock during a specified measurement period before closing) but in no event will exceed the maximum amount of borrowing permissible pursuant to the leverage test contained in the ABC Radio Holdings financing commitment. The precise amount of proceeds will be determined as described in this information statement/prospectus. In accordance with these determination mechanisms, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of Citadel common stock on the NYSE on the date of this information statement/prospectus, Disney (or one of its affiliates) will retain approximately $[•] of cash, representing all of the proceeds of the ABC Radio Holdings debt.

Pursuant to the terms and conditions set forth in the separation agreement, Disney will then distribute all of the outstanding common stock of ABC Radio Holdings pro rata to Disney’s stockholders through a spin-off. The number of shares of ABC Radio Holdings common stock that will be outstanding at the time of the spin-off will be determined as described in detail in “The Transactions—Transaction Consideration—Determination of Number of ABC Radio Holdings Shares” beginning on page 108. Based upon current market prices, it is currently expected that Disney stockholders will receive approximately [•] shares of ABC Radio Holdings common stock for each share of Disney common stock that they own on the record date of the transaction. The Disney stockholders will not, however, physically receive certificates representing ABC Radio Holdings shares. Instead, the ABC Radio Holdings shares will be deposited with a third-party distribution agent, to be held for the benefit of the Disney stockholders prior to the shares’ conversion into the right to receive Citadel common stock in connection with the merger and pursuant to the merger agreement (described below). The terms and conditions of the separation are set forth in the original separation agreement and the first amendment thereto, which are attached to this information statement/prospectus as Annexes B and B-I and described in detail in “The Separation Agreement” beginning on page 171. We encourage you to read the separation agreement carefully.

The Merger

Citadel will combine its business with the ABC Radio Business through the merger of Alphabet Acquisition with and into ABC Radio Holdings on the terms and subject to the conditions set forth in the merger agreement. ABC Radio Holdings will survive the merger as a direct, wholly-owned subsidiary of Citadel.

At the closing of the merger, pursuant to the merger agreement, each share of ABC Radio Holdings common stock issued and outstanding immediately before the effective time of the merger will be automatically converted into the right to receive one share of Citadel common stock. If the closing were to occur on the date of this information statement/prospectus, pre-merger ABC Radio Holdings stockholders would own approximately 57%, and pre-merger Citadel stockholders would own approximately 43%, of the Citadel common stock after the merger. These percentages are determined on a partially diluted basis, as agreed to in the merger agreement, and include some shares of Citadel’s common stock that are issuable upon exercise or conversion of other securities, including Citadel’s outstanding convertible notes. See “The Transactions—Transaction Consideration— Determination of Number of ABC Radio Holdings Shares” beginning on page 108. Citadel stockholders will not receive any new shares in the merger and will continue to hold their existing shares of Citadel common stock after the merger.

Following the merger, the executive officers and directors of Citadel immediately prior to the merger are expected to remain the executive officers and directors of Citadel, and Citadel’s executive headquarters are expected to continue to be located in Las Vegas, Nevada. See “Information on Citadel—Directors and Officers of Citadel Before and After the Merger” beginning on page 42.

The terms and conditions of the merger are set forth in the original merger agreement and the first amendment thereto, which are attached to this information statement/prospectus as Annexes A and A-I and described in detail in “The Merger Agreement” beginning on page 157. We encourage you to read the merger agreement carefully.

Merger Consideration; Citadel Special Distribution

Pursuant to the merger agreement, each share of ABC Radio Holdings common stock issued and outstanding immediately before the effective time of the merger will be automatically converted into the right to receive one share of Citadel common stock. The exchange, subject to certain adjustments, is designed to provide that immediately after the merger, pre-merger Disney stockholders will own an amount of common stock of Citadel equal to the sum of: (1) that number of shares equal to 52% of the common stock of Citadel (but in no event less than 127,240,887 shares), determined on a partially diluted basis, which includes some shares of Citadel common stock that are issuable upon the exercise or conversion of other securities, including Citadel’s outstanding convertible notes, plus (2) the fixed price ABC Radio Holdings shares, plus (3) the floating price ABC Radio Holdings shares. On this partially diluted basis, and because the transaction agreements provide that ABC Radio Holdings stockholders will not receive less than a specified number of Citadel shares in the merger and, based on the number of Citadel shares of common stock currently deemed outstanding for this purpose, the collar mechanism provides that the maximum number of shares of Citadel common stock that Citadel could issue to Disney stockholders in the merger is approximately 165 million, if the closing were to occur on the date of this information statement/prospectus, pre-merger ABC Radio Holdings stockholders would own approximately 57%, and pre-merger Citadel stockholders would own approximately 43%, of the Citadel common stock after the merger. In accordance with the determination mechanisms contained in the merger agreement and separation agreement and described in this information statement/prospectus, and based upon current market prices, we currently expect that Disney stockholders will receive approximately [•] shares of ABC Radio Holdings common stock for each share of Disney common stock that they own as of the record date of the transaction. Disney stockholders will also continue to own their shares of Disney common stock.

Citadel stockholders will not receive any new shares in the merger and will continue to hold their existing shares of Citadel common stock after the merger.

Additionally, immediately prior to the merger and pursuant to the merger agreement, Citadel has agreed to pay a special distribution only to its pre-merger stockholders of record on a date that will not be earlier than two trading days prior to the closing date for the merger. Based on the number of shares that would be deemed outstanding under the merger agreement on the date of this information statement/prospectus, the amount of the special distribution would be $[•] per share. In accordance with the collar mechanism contained in the merger and separation agreements, the amount of the special distribution will be subject to upward adjustment if the average closing price on the NYSE of Citadel common stock during the measurement period exceeds $12.68 per share. Under the agreements, the maximum aggregate amount of the upward adjustment is approximately $205 million, which means that the amount of the special distribution will not be adjusted to account for increases in the average closing price on the NYSE of Citadel common stock above $[•] per share during the measurement period. In accordance with this determination mechanism, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of Citadel common stock on the NYSE on the date of this information statement/prospectus, the special distribution will be approximately $[•] per share. See “The Transactions—Transaction Consideration—Determination of Amount of Special Distribution” beginning on page 110 and “Risk Factors” beginning on page 22.

Treatment of Stock Options and Restricted Stock Units

Each outstanding Disney stock option and restricted stock unit (whether vested or unvested) held by Disney employees who will become Citadel employees following the merger will be assumed by Citadel if the holder of such option or restricted stock unit so agrees. (If the holder of such option or restricted stock unit does not so agree, such holder will be treated under the terms of the applicable Disney equity plan as having terminated his or her employment or other service arrangement with Disney and its subsidiaries on the closing date of the merger and will have such rights, as applicable, under the original terms of the stock option or restricted stock unit in effect at the time of termination.) Each such option previously exercisable for shares of Disney common stock will become exercisable for an adjusted number of Citadel shares at an adjusted exercise price pursuant to a formula set forth in the merger agreement. Each such restricted stock unit previously awarded with respect to shares of Disney common stock will be adjusted to be an award with respect to an adjusted number of shares of Citadel common stock pursuant to a formula set forth in the merger agreement. None of the options to purchase Disney common stock or restricted stock units will become vested or exercisable as a result of the spin-off or the merger.

Each outstanding Citadel option, restricted share or restricted stock unit will remain outstanding after the effective time of the merger, without adjustment unless, at its election, and in accordance with the terms of Citadel’s long-term incentive plan, the Citadel board or its compensation committee determines to adjust the exercise price of each outstanding option to acquire Citadel common stock, whether vested or unvested, to reflect the effects of the special distribution. None of the options to purchase Citadel common stock, restricted shares or restricted stock units will become vested or exercisable as a result of the spin-off or the merger. See “The Merger Agreement—Treatment of Stock Options and Restricted Stock Units” beginning on page 158.

Conditions to Consummation of the Merger

Consummation of the merger is subject to the satisfaction or waiver of closing conditions that are contained in the merger agreement, including:

•	Disney and ABC Radio Holdings’ receipt of IRS rulings on the transactions and each party’s receipt of certain opinions from their respective tax counsel;

•	the receipt of certain consents to certain transfers of control of radio station licenses and licensees from the FCC;

•	the expiration or termination of any required waiting periods under the HSR Act;

•	the effectiveness of Citadel’s registration statement, of which this information statement/prospectus is a part;

•	the receipt of all other governmental and third party consents, approvals and authorizations;

•	the completion of the separation in accordance with the separation agreement;

•	the receipt of Citadel stockholder approval, which was received prior to the filing of this information statement/prospectus; and

•	each party’s compliance in all material respects with its obligations under the merger agreement and the accuracy of each party’s representations and warranties contained in the merger agreement.

In addition, Disney’s obligation to consummate the merger is subject to the satisfaction (or waiver) of the following conditions: (1) the incurrence of the ABC Radio Holdings debt and (2) the termination of certain of Citadel’s stockholder arrangements.

Each of Citadel, Disney or ABC Radio Holdings may waive, at its sole discretion, any of the conditions to its respective obligations to complete the merger. In the event that Citadel, Disney or ABC Radio Holdings elects to waive material conditions to the consummation of the merger and such changes in the terms of the merger render the disclosure in this information statement/prospectus materially misleading, the parties intend to recirculate the information statement/prospectus. See “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 166.

Regulatory Approvals

For an acquisition meeting certain size thresholds, such as the merger, the HSR Act requires the parties to file notification and report forms with the Federal Trade Commission, which we refer to as the FTC, and the Antitrust Division of the United States Department of Justice, which we refer to as the DOJ, and to observe specified waiting period requirements before consummating the acquisition. On March 17, 2006, Citadel and ABC Radio Holdings filed such required notifications with the Antitrust Division of the DOJ and the FTC. The parties received notice of early termination of the waiting period effective March 31, 2006 from the FTC. Although rarely done once the initial waiting period has been terminated, at any time either prior to or after the completion of the merger, the FTC or the Antitrust Division of the DOJ could take action to challenge the merger if it deems such action necessary to protect the public interest, including seeking to enjoin completion of the merger. Additionally, the parties currently anticipate that the merger will be consummated in the second calendar quarter of 2007. If the merger is not consummated prior to March 31, 2007, the parties will be required to re-file notification and report forms with the FTC and DOJ and once again observe specified waiting period requirements before consummating the merger. The merger is also subject to state antitrust laws and could be the subject of challenges by state attorneys general under those laws or by private parties under federal or state antitrust laws. Citadel and Disney are not aware of any material governmental antitrust approvals or actions that are required for completion of the merger other than as described above.

Under the Communications Act of 1934, as amended, which we refer to as the Communications Act, the FCC must approve the assignments and transfers of control that may be deemed to occur under the FCC’s rules and policies in connection with the separation and the merger of the 22 radio stations licensed for broadcast to entities to be controlled by ABC Radio Holdings and the 225 radio stations licensed for broadcast to a wholly- owned subsidiary of Citadel. Citadel and Disney filed the relevant applications on behalf of their respective subsidiaries with the FCC in late February 2006. Each party’s obligations to complete the merger are subject to receipt of the consents of the FCC. See “The Transactions—Regulatory Approvals” beginning on page 154.

Termination of the Merger Agreement

Under certain circumstances, the merger agreement can be terminated by the parties. Citadel will be required to pay Disney a termination fee in the amount of $81 million if Disney terminates the merger agreement under certain circumstances, including (1) if Citadel is unable to obtain a valid and effective stockholder vote or consent to the merger or (2) if Citadel breaches its obligations under the merger agreement or the merger is not consummated by June 15, 2007 (or August 6, 2007 under certain circumstances), and, in either of the instances described in this clause (2), Citadel or its subsidiaries or affiliates enters into a definitive agreement with respect to, or consummates, a Citadel acquisition proposal within 15 months of such termination. Disney will be required to pay Citadel a termination fee in the amount of $81 million if Citadel terminates the merger agreement under certain circumstances, including if Disney breaches its obligations under the merger agreement or the merger is not consummated by June 15, 2007 (or August 6, 2007 under certain circumstances), and, in either instance, within 15 months of such termination, Disney or any of its subsidiaries or affiliates enters into a definitive agreement with respect to, or consummates, an ABC Radio Holdings acquisition proposal. The circumstances that give rise to the payment of a termination fee are described in more detail in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 167.

Disney will be required to pay Citadel’s out-of-pocket costs associated with the merger, not to exceed $15 million, if the agreement is terminated by either party because the merger has not occurred before June 15, 2007 (or August 6, 2007 under certain circumstances) and at the time of such termination, all of the conditions to the merger have been satisfied or waived except for those pertaining to the IRS rulings or the receipt of opinions from tax counsel. In addition, Disney will be required to make such payments to Citadel if the merger agreement is terminated by Disney because Disney cannot obtain any of the IRS rulings and/or opinions of tax counsel or may only obtain them by providing factual statements, representations and/or covenants that differ materially from those described in the merger agreement and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, an adverse impact on Disney. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 167.

Financing of the Spin-Off and the Merger

Prior to the spin-off and the merger, it is expected that ABC Radio Holdings will enter into an initial term loan facility with an aggregate principal amount between approximately $1.1 billion and $1.35 billion of indebtedness. Under the terms of the separation agreement, the precise amount of the ABC Radio Holdings debt will be based on the share price of Citadel common stock in accordance with a collar mechanism that uses the average closing price of Citadel common stock during a period of 10 consecutive trading days ending on the trading day immediately prior to the collar measurement day. Additionally, ABC Radio Holdings may not incur any of this contemplated financing prior to the collar measurement day. The ABC Radio Holdings financing commitment, providing the debt financing described above, provides that the amount of borrowing may not exceed the maximum amount permissible pursuant to the leverage test contained in that commitment. Accordingly, if the leverage test is not satisfied, the amount of debt incurred by ABC Radio Holdings would be reduced below the amount permitted under the merger agreement and separation agreement. That debt commitment is subject to customary closing conditions. In accordance with the collar mechanism, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of the Citadel common stock on the NYSE on the date of this information statement/prospectus, the ABC Radio Holdings debt amount is expected to be approximately $[•].

Disney (or one of its affiliates) will retain the proceeds of the ABC Radio Holdings debt, and the corresponding debt obligation will remain with ABC Radio Holdings. See “Financing of the Spin-Off and the Merger” beginning on page 177.

Citadel also has entered into a commitment regarding the indebtedness to be incurred by Citadel in connection with the merger. This commitment provides debt financing in connection with the payment of the special distribution, the refinancing of Citadel’s existing senior credit facility, the refinancing of the ABC Radio Holdings debt and the completion of the merger. Under the Citadel commitment letter, Citadel is expected to obtain new senior secured bank facilities with a total principal amount of up to $2.650 billion. See “Financing of the Spin-Off and the Merger” beginning on page 177 and “Risk Factors” beginning on page 22.

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

Disney and ABC Radio Holdings’ obligations to complete the transactions are conditioned on their receipt of certain IRS rulings in connection with the spin-off. Among the rulings requested from the IRS are rulings to the effect that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code and that Disney stockholders will not recognize gain or loss for United States federal income tax purposes upon the receipt of ABC Radio Holdings common stock in the spin-off.

In addition, Disney, ABC Radio Holdings and Citadel’s obligations to complete the merger are conditioned on their receipt of tax opinions from their respective tax counsel. It is expected that each of the opinions regarding the tax consequences of the merger will be attached as exhibits to the registration statement, of which this information statement/prospectus is a part, prior to its effectiveness and distribution to stockholders. Among other things, it is expected that each of the opinions regarding the merger will conclude that stockholders of ABC Radio Holdings will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock into shares of Citadel common stock in the merger, except to the extent of any cash received from the distribution agent by an ABC Radio Holdings stockholder in lieu of a fractional share.

It also is expected that Citadel will receive a tax opinion from its tax counsel to the effect that the special distribution that Citadel has agreed to pay, pursuant to the merger agreement, only to pre-merger Citadel stockholders in connection with the transactions (i) will be taxable to pre-merger Citadel stockholders for United States federal income tax purposes as dividend income, to the extent paid out of Citadel’s earnings and profits as calculated for United States federal income tax purposes, and (ii) to the extent the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of basis and thereafter as capital gain.

The tax consequences described above may not apply to all stockholders. For further information regarding the material United States federal income tax consequences of the transactions to stockholders of Citadel and Disney, please see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 150.

Tax matters are very complicated and the consequences of the transactions to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Citadel and Disney stockholders are urged to consult their own tax advisors to determine their own tax consequences from the transactions.

Additional Agreements Relating to the Spin-Off and the Merger

In addition to the separation agreement and merger agreement, Citadel, Disney and ABC Radio Holdings have entered into, or they or their respective subsidiaries will enter into at or prior to the closing, various agreements that will govern the separation and the merger and various interim and ongoing commercial and real estate relationships between the parties, including the tax sharing and indemnification agreement. See “Additional Agreements” beginning on page 188.

Opinions of Citadel’s Financial Advisors

In deciding to approve the merger agreement and the merger, the Citadel board of directors considered the opinion delivered to it on February 6, 2006 by J.P. Morgan Securities Inc., its financial advisor, which we refer to herein as JPMorgan, that, as of the date of the opinion, and based upon and subject to the various factors, assumptions, limitations and qualifications set forth in its opinion, the consideration to be paid by Citadel in the transaction pursuant to the original merger agreement was fair, from a financial point of view, to Citadel. The full text of the written opinion of JPMorgan, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by JPMorgan with respect to the original merger agreement, is attached as Annex C to this information statement/prospectus. The opinion and the analyses performed by JPMorgan in connection with its opinion were based upon financial information, market data and Citadel’s forecasts for the ABC Radio Business and Citadel as they existed on or prior to February 6, 2006, the date of JPMorgan’s opinion. Citadel did not request, and JPMorgan did not render, an opinion as of the date of, or in connection with, the November 19, 2006 amendments to the original merger agreement as to the fairness to Citadel of the consideration to be paid by Citadel pursuant to the merger agreement, as so amended. Accordingly, neither the opinion nor the analyses summarized in this information statement/prospectus reflect or take into account any developments since February 6, 2006. JPMorgan will receive a fee for its services, the details of which are described in the section “The Transactions—Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor—Miscellaneous” on page 126. See “The Transactions—Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor” beginning on page 126.

The Citadel board also considered the opinion delivered to it on February 6, 2006 by Merrill Lynch, Pierce, Fenner & Smith Incorporated, its financial advisor, which we refer to herein as Merrill Lynch, that, as of that date, and based upon and subject to the various factors, assumptions, limitations and qualifications set forth in the written opinion, the Original Consideration was fair, from a financial point of view, to Citadel. For purposes of Merrill Lynch’s opinion, the “Original Consideration” means the shares of Citadel common stock that were to be issued in the merger pursuant to the original merger agreement plus the amount of cash that was expected to be retained by Disney (or one of its affiliates) pursuant to the original separation agreement. The full text of the written opinion of Merrill Lynch, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex D to this information statement/prospectus. Citadel did not request, and Merrill Lynch did not render, an opinion as to the fairness to Citadel of the shares of Citadel common stock to be issued by Citadel pursuant to the merger agreement, as amended on

November 19, 2006, and the amount of cash to be retained by Disney pursuant to the separation agreement, as amended on November 19, 2006, as of the date of, or in connection with, Citadel’s entering into the November 19, 2006 amendments to the original merger agreement. Accordingly, neither the opinion nor the analyses summarized in this information statement/prospectus reflect or take into account any developments since February 6, 2006. Merrill Lynch received a fee for its services, the details of which are described in the section “The Transactions—Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor—Miscellaneous” on page 138. See “The Transactions—Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor” beginning on page 138.

Written Consents of the Principal Citadel Stockholders

On February 6, 2006, pursuant to section 228 of the DGCL and the by-laws of Citadel, the principal Citadel stockholders — Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. — who collectively held in the aggregate approximately 67% of the outstanding Citadel common stock on that date, took action by written consent to approve the merger agreement and the transactions and other documents contemplated or required thereby, including approving the merger and the issuance of shares of Citadel common stock in connection with the merger. See “Written Consents of the Principal Citadel Stockholders” beginning on page 186.

These same stockholders are expected to deliver to Citadel prior to the effective time of the registration statement relating to the issuance of Citadel common stock in the merger, of which this information statement/prospectus is a part, an additional written consent in accordance with section 228 of DGCL, which is expected to be conditioned on the closing of the merger and will take effect at that time. The consent is expected to approve amendments to Citadel’s long-term incentive plan that would increase the number of shares available for issuance thereunder in connection with the conversion of Disney stock options and restricted stock units to Citadel stock options and restricted stock units in connection with the merger. Neither Citadel nor Disney is soliciting proxies from Citadel stockholders. See “Written Consents of the Principal Citadel Stockholders” beginning on page 186.

No Appraisal or Dissenters’ Rights

None of Citadel’s or Disney’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the transactions. See “The Transactions—No Appraisal or Dissenters’ Rights” beginning on page 156.

SUMMARY OF SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We are providing the following summary selected consolidated financial data of Citadel and selected consolidated financial data of the ABC Radio Business to help you in your analysis of the financial aspects of the merger and the related transactions. You should read this information in conjunction with the financial information included elsewhere in this information statement/prospectus. We have included page references at various points in this summary to direct you to a more detailed description of the topics presented. In addition, see “Where You Can Find More Information; Incorporation by Reference” beginning on page 213, “Information on Citadel” beginning on page 41, “Information on the ABC Radio Business” beginning on page 46 and “Index to Financial Statements of the ABC Radio Group” beginning on page F-1.

Summary of Historical Combined Financial Data of the ABC Radio Business

The following table contains summary historical financial data of the combined ABC Radio Business. The operating data for each of the fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004 and the balance sheet data as of September 30, 2006 and October 1, 2005 are derived from the audited combined financial statements included in this information statement/prospectus. The operating data for the three months ended December 30, 2006 and December 31, 2005 and the balance sheet data as of December 30, 2006 and December 31, 2005 are derived from the unaudited combined financial statements included in this information statement/prospectus. The operating data for the fiscal year ended September 30, 2003 and the balance sheet data as of September 1, 2004 are derived from the audited combined financial statements not included in this information statement/prospectus. The operating data for the fiscal year ended September 30, 2002 and the balance sheet data as of September 30, 2003 and 2002 are derived from the unaudited historical financial data.

The summary historical combined statements of operations data and the summary historical combined balance sheets and cash flows for the three months ended December 30, 2006 and December 31, 2005 and the fiscal year ended September 30, 2002 are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments that are necessary for a fair presentation of such data. This information is only a summary and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” and the ABC Radio Business’ audited combined financial statements and the related notes included elsewhere within this document.

	ABC Radio Business
	Three Months Ended		Fiscal Years Ended
	December 30,	December 31,	September 30,	October 1,	September 30,
	2006	2005	2006	2005	2004	2003	2002
	(in thousands)
Operating Data:
Net revenues	$144,121	$141,420	$538,721	$571,890	$571,111	$584,328	$559,583
Income before cumulative effect of accounting change	25,267	21,088	78,281	101,942	109,619	118,008	113,667
Net income	25,267	21,088	78,281	100,651	109,619	118,008	113,667

Other Data:
Cash flow provided by (used by):
Operating activities	$20,342	$31,928	$99,299	$113,808	$128,024	$111,680	$115,700
Investing activities	(67)	(645)	(8,432)	(8,576)	(6,038)	(2,048)	(4,464)
Financing activities	(19,703)	(31,279)	(91,203)	(106,079)	(127,928)	(103,387)	(117,943)

	ABC Radio Business
	As of December 30,	Fiscal Years Ended
		September 30,	October 1,	September 30,
	2006	2006	2005	2004	2003	2002
	(in thousands)

Balance Sheet Data:
Total assets	$1,576,064	$1,569,080	$1,583,958	$1,587,200	$1,609,714	$1,603,450
Group equity	1,390,701	1,385,137	1,398,059	1,403,487	1,421,796	1,409,398

The following table represents certain unaudited combined quarterly information for the ABC Radio Business for the quarter ended December 30, 2006 and for each of the quarters in the fiscal years ended September 30, 2006 and October 1, 2005. This information includes, in the opinion of management, all adjustments consisting of normal, recurring adjustments that are necessary for a fair presentation of the unaudited quarterly results of operations set forth herein.

	Three Months Ended
	December 30
	(in thousands)
Fiscal 2007
Net revenues	$144,121
Income before cumulative effect of accounting change	25,267
Net income	25,267

	Three Months Ended
	December 31	April 1	July 1	September 30
	(in thousands)
Fiscal 2006
Net revenues	$141,420	$119,163	$145,694	$132,444
Income before cumulative effect of accounting change	21,088	9,832	28,094	19,267
Net income	21,088	9,832	28,094	19,267

	Three Months Ended
	January 1	April 2	July 2	October 1
	(in thousands)
Fiscal 2005
Net revenues	$143,244	$130,692	$155,135	$142,819
Income before cumulative effect of accounting change	24,162	18,692	31,801	27,287
Net income	24,162	18,692	31,801	25,996

Summary of Historical Consolidated Financial Data of Citadel

The following table sets forth summary historical consolidated financial data of Citadel Broadcasting Corporation. The statement of operations data and other data for the fiscal years ended December 31, 2005, 2004 and 2003 and balance sheet data as of December 31, 2005 and December 31, 2004 are derived from the audited consolidated financial statements incorporated by reference in this document. The statement of operations data and other data for the nine-month periods ended September 30, 2006 and 2005 and the balance sheet data as of September 30, 2006 have been derived from Citadel’s unaudited consolidated financial statements, which are incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213. You should read the following data in conjunction with those consolidated financial statements and related notes, and in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Citadel Broadcasting Corporation” contained in those consolidated financial statements. The historical results are not necessarily indicative of results to be expected in any future period. See “Selected Historical and Pro Forma Financial Data—Selected Historical Consolidated Financial Data of Citadel” beginning on page 72.

	Citadel
	Nine Months Ended September 30,		Fiscal Years Ended December 31,
	2006	2005	2005	2004	2003
	(in thousands, except per share data)
Operating Data:
Net broadcasting revenue	$318,970	$311,580	$419,907	$411,495	$371,509
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	89,216	85,759	118,949	116,579	99,832
Selling, general and administrative	91,714	89,240	118,489	118,611	112,090
Corporate general and administrative(1)	20,213	10,299	15,363	15,566	20,433
Local marketing agreement fees	947	1,402	1,723	2,081	2,405
Asset impairment(2)	149,769	—	—	—	—
Depreciation and amortization(3)	13,821	16,818	22,346	101,270	140,659
Non cash charge related to contractual obligations(4)	—	—	—	16,449
Other, net	(656)	(379)	(353)	(776)	53

Total operating expenses	365,024	203,139	276,517	369,780	375,472

Operating (loss) income	(46,054)	108,441	143,390	41,715	(3,963)

Interest expense, net	23,913	15,067	21,137	17,345	48,254
Write off of deferred financing costs due to extinguishment of debt(5)	—	—	—	13,615	9,345

Income (loss) before income tax expense (benefit)	(69,967)	93,374	122,253	10,755	(61,562)
Income tax expense (benefit)(6)	(23,032)	39,463	52,496	(63,813)	28,008

Net (loss) income	$(46,935)	$53,911	$69,757	$74,568	$(89,570)

Net (loss) income per share:
Basic	$(0.42)	$0.45	$0.59	$0.58	$(0.83)

Diluted	$(0.42)	$0.42	$0.55	$0.54	$(0.83)

Weighted average common shares outstanding:
Basic	111,546	120,804	119,234	129,191	107,360

Diluted	111,546	135,552	134,534	143,379	107,360

Dividends declared per common share	$0.54	$—	$0.18	$—	$—
Other Data:
Cash flow provided by (used in):
Operating activities	$98,288	$101,803	$140,773	$147,146	$84,035
Investing activities	(39,102)	(38,974)	(45,535)	(156,383)	(174,409)
Financing activities	(57,909)	(60,282)	(91,966)	6,718	91,707
Capital expenditures	(7,135)	(6,070)	8,112	8,948	6,162
Current tax expense	2,369	2,292	2,861	2,556	1,421
Deferred tax (benefit) expense	(25,401)	37,171	49,635	(66,369)	26,587

	Citadel
	As of September 30, 2006	As of December 31,
		2005	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,497	$4,220	$948
Working capital	52,247	21,995	69,930
Intangible assets, net	1,997,192	2,126,870	2,104,058
Total assets	2,208,647	2,333,325	2,315,698

Long-term debt and other liabilities (including current portion)	759,862	675,055	655,199
Shareholders’ equity	1,129,449	1,274,699	1,380,383

Notes to Summary of Historical Consolidated Financial Data of Citadel:

(1)	Certain reclassifications have been made to prior year amounts to conform them to the current year presentation. Non-cash stock-based compensation has been reclassified.
(2)	In accordance with SFAS No. 142, Citadel conducted an interim impairment test during the quarter ended June 30, 2006. The analysis resulted in a non-cash impairment charge in the second quarter of 2006 of $149.8 million on a pre-tax basis to reduce the carrying amount of FCC licenses and goodwill.
(3)	Citadel adopted SFAS No. 142 on January 1, 2002. See Note 2 to the Consolidated Financial Statements on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission, which has been incorporated by reference in this document.
(4)	Operating income for 2004 reflects a non-cash charge of approximately $16.4 million primarily due to Citadel’s settlement with its previous national representation firm. Under the terms of the settlement, Citadel’s new representation firm settled Citadel’s obligations under the settlement agreement with its previous representation firm and entered into a new long term contract with Citadel.
(5)	Citadel’s initial public offering registration statement with the Securities and Exchange Commission was declared effective on July 31, 2003, and Citadel used substantially all of the net proceeds of the initial public offering to repay amounts outstanding under its senior debt. In connection with the repayment, Citadel wrote off deferred financing costs of $8.2 million. Effective December 10, 2003, Citadel Broadcasting Company amended its credit facility, and in connection with the amendment, wrote off deferred financing costs of $1.2 million in the fourth quarter of 2003. On February 18, 2004, Citadel sold 9,630,000 shares of common stock at $19.00 per share and concurrently sold $330.0 million principal amount of convertible subordinated notes. Citadel used all of the net proceeds from these transactions to retire $500.0 million of 6% Subordinated Debentures, and in connection with this repayment, wrote off deferred financing costs of approximately $10.6 million. In August 2004, Citadel Broadcasting Company entered into a new senior credit facility that provides for $600.0 million in revolving loans through January 15, 2010. In connection therewith, Citadel Broadcasting Company repaid amounts outstanding under the previous credit facility and wrote off approximately $3.0 million in deferred financing costs.
(6)	For the year ended December 31, 2003, the income tax expense of $28.0 million was primarily due to the amortization of indefinite lived intangibles for income tax purposes, for which no benefit can be recognized in the financial statements until the assets are disposed of. Income tax benefit for the year ended December 31, 2004 was primarily due to the reversal of Citadel’s valuation allowance associated with its deferred tax assets, the most significant of which was Citadel’s net operating loss carryforward.

Summary of Unaudited Pro Forma Combined Condensed Financial Data of Citadel

The following table sets forth certain unaudited pro forma combined condensed financial data of Citadel. The data has been derived from and should be read together with the unaudited pro forma combined condensed financial statements of Citadel in this information statement/prospectus beginning on page 85.

	Nine Months Ended or As of September 30, 2006	Fiscal Year Ended December 31, 2005
	(in thousands, except per share data)
Operating Data:
Net revenues	$724,971	$1,002,997
Operating income	56,710	323,408
Interest expense, net	121,898	155,147
Net (loss) income	(43,827)	97,472
Net (loss) income per share-basic	$(0.17)	$0.36
Net (loss) income per share-diluted	$(0.17)	$0.35

Weighted average common shares outstanding:
Basic	263,253	270,941
Diluted	263,253	286,241

Balance Sheet Data:
Working capital	$161,882
Total assets	5,351,107
Long term debt and other liabilities	2,468,810
Shareholders’ equity	1,991,836

WE ARE PROVIDING THIS SUMMARY UNAUDITED COMBINED PRO FORMA FINANCIAL DATA FOR ILLUSTRATIVE PURPOSES ONLY AND THIS INFORMATION SHOULD NOT BE RELIED UPON FOR PURPOSES OF MAKING ANY INVESTMENT OR OTHER DECISIONS. CITADEL AND THE ABC RADIO BUSINESS MAY HAVE PERFORMED DIFFERENTLY HAD THEY BEEN COMBINED DURING THE PERIODS PRESENTED. YOU SHOULD NOT RELY ON THE UNAUDITED COMBINED PRO FORMA FINANCIAL DATA AS BEING INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD CITADEL AND THE ABC RADIO BUSINESS BEEN COMBINED DURING THE PERIODS PRESENTED OR OF THE FUTURE RESULTS OF THE COMBINED COMPANY.

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Citadel. The data has been derived from and should be read together with the audited and unaudited consolidated financial statements of Citadel and related notes thereto contained in Citadel’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the period ended September 30, 2006, which are incorporated by reference into this information statement/prospectus and the audited financial statements of the ABC Radio Business and related notes contained thereto, which are included elsewhere in this information statement/prospectus, and in the documents incorporated by reference herein that are described under the section entitled “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

The unaudited pro forma net income per share is presented as if the spin-off and merger had occurred (and assumes that approximately 151.7 million shares of ABC Radio Holdings common stock have been distributed in the spin-off and subsequently converted into approximately 151.7 million shares of Citadel common stock) as of the date presented. The unaudited pro forma combined per share data presented below for the nine-month period ended September 30, 2006 and the year ended December 31, 2005 combines certain per share financial data of the ABC Radio Business and Citadel. The unaudited pro forma and equivalent pro forma book value per share data is presented as if the spin-off and merger had occurred (and assumes that approximately 151.7 million shares of ABC Radio Holdings common stock have been distributed in the spin-off and subsequently converted into approximately 151.7 million shares of Citadel common stock) as of the date presented.

The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Citadel would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of the combined company will be. You should not rely on the pro forma information as being indicative of the historical results that would have occurred or the future results that Citadel will experience after the spin-off and the merger. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies as a result of the merger or for any potential inefficiencies or loss of synergies that may result from the separation of the ABC Radio Business from Disney. The pro forma amounts are preliminary and subject to change.

Because Citadel stockholders will own one share of Citadel common stock for each share of Citadel common stock they owned prior to the merger, the Citadel unaudited pro forma equivalent data will be the same as the corresponding unaudited pro forma combined data. See “Selected Historical and Pro Forma Financial—Comparative Historical and Pro Forma Per Share Data” beginning on page 101.

	Nine Months Ended or As of September 30, 2006	Year Ended or As of December 31, 2005
Citadel Historical
Basic (loss) income per common share from continuing operations	$(0.42)	$0.59
Diluted (loss) income per common share from continuing operations	$(0.42)	$0.55
Distributions per share	$0.54	$0.18
Book value per share	$10.13	$10.69
Citadel Pro Forma Combined
Basic (loss) income per common share from continuing operations	$(0.17)	$0.36
Diluted (loss) income per common share from continuing operations	$(0.17)	$0.35
Distributions per share	$0.54	$2.64
Book value per share	$7.57

WE ARE PROVIDING THIS SUMMARY COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA FOR ILLUSTRATIVE PURPOSES ONLY. CITADEL AND THE ABC RADIO BUSINESS MAY HAVE PERFORMED DIFFERENTLY HAD THE TRANSACTIONS OCCURRED PRIOR TO THE PERIODS PRESENTED. YOU SHOULD NOT RELY ON THE PRO FORMA PER SHARE DATA PRESENTED ABOVE AS BEING INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD THE TRANSACTIONS OCCURRED PRIOR TO THE PERIODS PRESENTED OR OF THE FUTURE RESULTS OF THE COMBINED COMPANY.

ABC Radio Holdings Common Stock Market Price

Market price data for shares of ABC Radio Holdings common stock has not been presented as shares of ABC Radio Holdings common stock do not trade separately from shares of Disney common stock.

Citadel Common Stock Market Price

Citadel common stock is currently traded on the NYSE under the symbol “CDL”. On February 6, 2006, the last trading day before the announcement of the execution of the merger agreement, the last sale price of Citadel common stock reported by the NYSE was $12.00. On [•], 2007, the last practicable trading day prior to the date of this information statement/prospectus, the last sale price of Citadel common stock reported by the NYSE was [•]. The following table sets forth the high and low sales prices of Citadel common stock for the periods indicated. The quotations are as reported in published financial sources. For current price information, Citadel stockholders are urged to consult publicly available sources. See “Selected Historical and Pro Forma Financial Data—Citadel Common Stock Market Price” beginning on page 102.

	Citadel Common Stock
	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$22.50	$15.90
Second Quarter	$19.10	$14.10
Third Quarter	$15.23	$12.25
Fourth Quarter	$16.60	$12.78
Fiscal Year Ended December 31, 2005
First Quarter	$16.11	$13.44
Second Quarter	$14.09	$11.28
Third Quarter	$13.89	$11.09
Fourth Quarter	$14.74	$12.80
Fiscal Year Ending December 31, 2006
First Quarter	$13.64	$10.72
Second Quarter	$11.20	$8.62
Third Quarter	$9.73	$8.00

Citadel Dividend Policy

In October 2005, Citadel began paying a quarterly dividend in the amount of $0.18 per share on its common stock. Dividends were paid to holders of record on November 30, 2005, March 30, 2006, June 30, 2006, October 5, 2006 and February 12, 2007. Citadel’s board of directors is free to change its dividend practices from time to time and to decrease or increase or otherwise change the amount and form of the dividend paid, or to not pay a dividend, on its common stock on the basis of restrictions imposed by applicable law, contractual limitations and financial limitations, including on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by the board of directors. There can be no assurance of future cash flows from Citadel’s wholly-owned subsidiary, Citadel Broadcasting Company, which Citadel historically has used to pay the dividend or from ABC Radio Holdings, after the merger. As a result, Citadel’s quarterly dividend may be reduced, or may be discontinued entirely, after the merger. See “Selected Historical and Pro Forma Financial Data—Citadel Dividend Policy” beginning on page 103.

Repurchases of Citadel Common Stock

Citadel’s board of directors has authorized Citadel to repurchase shares of its outstanding common stock on two occasions. The first was on June 29, 2004, when the Citadel board authorized the expenditure of up to $100 million, and the second was on November 3, 2004, when the Citadel board authorized the expenditure of up to $300 million. As of September 30, 2006, Citadel had repurchased approximately 24.1 million shares of its common stock for an aggregate amount of approximately $317.8 million under these repurchase programs. There can be no assurance of future cash flows from Citadel’s wholly-owned subsidiary, Citadel Broadcasting

Company, which Citadel historically has used to repurchase shares of its common stock or from ABC Radio Holdings, after the merger. Citadel’s subsidiaries’ current ability to transfer funds to Citadel that may be used to repurchase shares of Citadel common stock is, and future ability to do so is expected to be, subject to applicable law, financial and contractual limitations. In addition, after the merger Citadel will be restricted in its ability to repurchase shares of common stock under the tax sharing and indemnification agreement. As a result, the continued repurchase of shares of Citadel common stock will not take place, absent Disney’s consent, during the two-year period provided in the tax sharing and indemnification agreement and may or may not continue thereafter. See “Selected Historical and Pro Forma Financial Data—Repurchases of Citadel Common Stock” beginning on page 103.

RISK FACTORS

For enterprises like Citadel and the ABC Radio Business, a wide range of factors could materially affect future developments and performance. In addition to the other information included or incorporated by reference in this document, including the matters addressed in “Special Note Regarding Forward-Looking Statements” beginning on page 39, risks described in Citadel’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q, you should carefully consider the matters described below, which are considered to be the most significant. The risk factors have been separated into two groups:

•	risks that relate to the separation and the merger; and

•	risks that otherwise relate to Citadel, the ABC Radio Business or the combined company.

After the spin-off and merger, the risks described below apply to the combined company. In addition, the risks described below and elsewhere in this information statement/prospectus are not the only ones that Citadel and/or the ABC Radio Business are facing or that the combined company will face or that relate to the separation and merger. The risks described below are considered to be the most material. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods.

If any of the events described below were to occur, the business, prospects, financial condition, results of operations and/or cash flows of Citadel, the ABC Radio Business and/or the combined company could be materially adversely affected. In any such case, the price of shares of Citadel common stock before or after the merger could decline, and you could lose all or part of your investment in Citadel.

Risks that Relate to the Separation and the Merger

Citadel may not realize the expected cost savings and other benefits from the merger.

Citadel expects that it will realize cost savings and other financial and operating benefits as a result of the merger. However, Citadel cannot predict with certainty if or when these cost savings and benefits will occur, or the extent to which they actually will be achieved. Realization of any benefits and savings could be affected by the factors described in the other risk factors and a number of factors beyond Citadel’s control, including, without limitation, general economic conditions, increased operating costs, the response of competitors and regulatory developments.

The combined company’s substantial indebtedness could adversely affect its operations and financial condition.

Under Citadel’s and ABC Radio Holdings’ financing commitments, as described in “Financing of the Spin-Off and the Merger” beginning on page 165, Citadel and its subsidiaries (including ABC Radio Holdings after the merger) could incur up to $2.65 billion of indebtedness in connection with the separation, the merger and related financing transactions. As of September 30, 2006, Citadel had outstanding indebtedness of approximately $740 million, consisting of $330 million of convertible subordinated notes outstanding and $410 million outstanding under Citadel Broadcasting Company’s senior credit facility. As of September 30, 2006, on a pro forma basis after giving effect to the spin-off, the merger and the financings contemplated by the existing commitments, Citadel would have had a total of approximately $2.45 billion of indebtedness.

After the merger, Citadel’s and its subsidiaries’ (including ABC Radio Holdings) indebtedness could have important consequences to the company, including but not limited to:

•	limiting its operational flexibility due to the covenants contained in its debt agreements;

•	limiting its ability to invest operating cash flow in its business due to debt service requirements;

•	limiting its ability to pay quarterly dividends or to repurchase shares;

•	limiting its ability to obtain additional financing;

•	causing certain valuable tax attributes to expire unused;

•	requiring the combined company to dispose of significant assets;

•	limiting its ability to compete with companies that are not as highly leveraged and that may be better positioned to withstand economic downturns;

•	increasing its vulnerability to economic downturns, changing market conditions and changes in the radio broadcast industry;

•	limiting its flexibility in planning for, or reacting to, changes in its business or industry; and

•	to the extent that the combined company’s debt is subject to floating interest rates, increasing its vulnerability to fluctuations in market interest rates.

The ABC Radio Business experienced a decline in results of operations during fiscal year 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” beginning on page 57. The continuation or worsening of that decline in results of operations could have adverse effects on the ABC Radio Business and/or the combined company, some of which may be material. If that decline in results of operations continues or worsens, it is possible that, among other things, ABC Radio Holdings may be unable to borrow the full amount of indebtedness permitted by the merger agreement and separation agreement. In addition, the continuation or worsening of the decline in results of operations of the ABC Radio Business could make it necessary for Citadel to secure a material modification to its financing commitment or obtain a new commitment. In that event, the effects described above may be more severe, and there can be no assurance that financing can be obtained on acceptable terms or that Citadel will be able to pay the special distribution or refinance Citadel Broadcasting Company’s senior credit facility or the ABC Radio Holdings debt.

After the merger, Citadel intends to obtain the funds needed to pay its expenses and to pay the principal and interest on its outstanding debt from its operations. The combined company’s ability to meet its expenses and debt service obligations will depend on the factors described above, as well as its future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If the combined company does not generate enough cash to pay its debt service obligations, it may be required to refinance all or part of its existing debt, sell its assets, borrow more money or raise equity. We cannot assure you that Citadel will be able to, at any given time, refinance its debt, sell its assets, borrow more money or raise equity on terms acceptable to it or at all.

The combined company will be subject to restrictive debt covenants, which may restrict its operational flexibility.

After the merger, the credit facilities of Citadel and its subsidiaries (including ABC Radio Holdings) are expected to impose many restrictions on Citadel and its subsidiaries. These restrictions are expected to include covenants that restrict Citadel’s and its subsidiaries’ ability to incur additional indebtedness, pay dividends on and repurchase common stock, make other restricted payments, including dividends and investments, sell their assets, transfer all or substantially all of their assets and enter into consolidations or mergers. If one or both of the financing commitments are modified in a manner adverse to ABC Radio Holdings and/or Citadel, it is reasonably likely that these covenants will be more restrictive.

The new credit facilities will also require Citadel to maintain specified financial ratios and satisfy financial condition tests. The combined company’s ability to meet those financial ratios and tests may be affected by events beyond its control and we cannot assure you that it will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the new credit facilities, in which case the lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable. If the lenders under the new credit facilities accelerate the payment of the indebtedness, we cannot assure you that the combined company’s assets would be sufficient to repay in full that indebtedness and any other indebtedness that would become due as a result of any acceleration. See “Financing of the Spin-Off and the Merger” beginning on page 177.

If Citadel does not successfully integrate its existing business with the ABC Radio Business, Citadel may not realize the expected benefits of the merger.

There is a significant degree of difficulty inherent in the process of integrating the ABC Radio Business with Citadel. These difficulties include the challenges of:

•	integrating the ABC Radio Business with Citadel while carrying on the ongoing operations of each business;

•	integrating sales and business development operations;

•	coordinating geographically separate organizations;

•	creating uniform standards, controls, procedures, policies and information systems;

•	retaining existing customers and other constituents of each company;

•	retaining key officers and personnel of both companies;

•	integrating personnel with diverse business backgrounds;

•	integrating the business cultures of each company, which may prove to be incompatible; and

•	avoiding management distraction from the ABC Radio Business and Citadel’s business while engaged in the integration.

We cannot assure you that the ABC Radio Business will be successfully or cost-effectively integrated into Citadel. The failure to do so would have a material adverse effect on Citadel’s business, financial condition and results of operation after the merger.

Citadel after the merger will have significantly more sales, assets, employees and market capitalization than it did before the merger. In addition, Citadel’s range of programs, stations, advertisers, listeners and competitors is expected to be significantly expanded from its range before the merger. The integration process will require Citadel to significantly expand the scope of its operational and financial systems, which will increase its operating complexity. Implementation of uniform controls, systems and procedures may be costly and time-consuming.

In connection with the transactions, Citadel may be unable to provide benefits and services or access to equivalent financial strength and resources to the ABC Radio Business that historically have been provided by Disney.

The ABC Radio Business currently is a fully integrated business unit of, and as such receives benefits and services from, Disney, which either will be modified or need to be replaced following the completion of the separation. Citadel and Disney have agreements for some interim and ongoing commercial and real estate relationships as discussed in “Additional Agreements” beginning on page 188. We cannot assure you, however, that, at the end of the periods of these agreements, with respect to the agreements under which Disney will provide licenses to programming content to Citadel, Citadel will be able to obtain these or comparable licenses to programming content from third parties on favorable terms or at all. We also cannot assure you that, with respect to the agreement under which Citadel will provide services or licenses to programming content to Disney, if desirable, Citadel will be able to find an alternative third party to whom to provide such services or licenses to programming content, or that any such third party arrangement will be at rates or prices at least as favorable to Citadel as under the arrangements with Disney. Disney’s failure to provide these or comparable licenses to programming content or Citadel’s failure to obtain these or comparable licenses from or provide these services or licenses to programming content to a third party on favorable terms or at all could have a material adverse effect on Citadel’s business, financial condition and results of operation after the merger.

Moreover, under the merger agreement and the other transaction agreements, neither Citadel nor ABC Radio Holdings has arrangements with Disney for ABC Radio Holdings to receive certain corporate services from Disney on an interim basis following the merger, including but not limited to, payroll, legal services, accounting, insurance, tax services and human resource services. Citadel will need to provide, or arrange for third parties to provide, to ABC Radio Holdings and its subsidiaries and affiliates such corporate services that will no longer be provided by Disney after the merger.

Furthermore, while it has been an indirect, wholly-owned subsidiary of Disney, ABC Radio Holdings has been able to benefit from Disney’s financial strength and extensive network of business relationships. After the spin-off and merger, ABC Radio Holdings will become a subsidiary of Citadel and will no longer be able to benefit from Disney’s resources. In addition, in the event that the ABC Radio Holdings debt is not refinanced, ABC Radio Holdings is expected to be significantly leveraged. This leverage could adversely affect its operations and financial condition and limit ABC Radio Holdings’ ability to secure capital and other resources it needs for its full development.

We expect that Citadel will incur significant costs related to the merger that could have a material adverse effect on its operating results and cash flows after the merger.

We anticipate that Citadel will incur significant costs and expenses in connection with the merger and integration of the ABC Radio Business and Citadel. Particularly, we anticipate that Citadel will incur a charge to earnings in connection with the integration of operations after the merger. We will not be able to quantify the amount of this charge or the time at which it will be incurred until after the merger is completed. The amount of the charge may be significant, and the charge may have a material adverse effect on the results of operations of the combined company in the period or year in which it is recorded. These costs and expenses may have a material adverse effect on the operating results of Citadel or ABC Radio Holdings, before or after the merger, or their operating results and cash flows in the period or year in which they are incurred or recorded. We cannot assure you that any benefits or cost-savings Citadel expects to realize as a result of the merger will offset these costs and expenses.

The combined company may not be able to take advantage of Citadel’s existing net operating losses.

As of December 31, 2005, Citadel has net operating loss carryforwards for United States federal income tax purposes of approximately $150.0 million, which will expire in the years 2020 through 2023. Citadel has approximately $78.8 million in net operating loss carryforwards for state income tax purposes that will expire in 2008 through 2023. To the extent that the combined company is able to take advantage of the net operating loss carryforwards, these tax attributes will improve its cash flow and will inure to the benefit of its stockholders following the merger. However, Citadel will undergo an “ownership” change in connection with the merger, within the meaning of section 382 of the Internal Revenue Code. As a result, Citadel will be subject to an annual limitation on its use of the pre-transaction net operating losses of Citadel. This limitation may reduce the benefit that would inure to Citadel and could cause significant tax attributes to expire unused.

Citadel’s financial results after the merger could be negatively impacted by any impairment of goodwill or other intangible assets required by SFAS 142.

In accordance with SFAS 142, Goodwill and Other Intangible Assets, Citadel and the ABC Radio Business test FCC licenses on an annual basis and between annual tests should factors or indicators become apparent that would require an interim test, including if events occur or circumstances change that would, more likely than not, reduce the fair value of goodwill below the amount reflected in the balance sheet. If the fair value for any reporting unit is less than the amount reflected in the balance sheet, an indication exists that the amount of goodwill attributed to a reporting unit may be impaired, and SFAS No. 142 then requires the performance of a second step of the impairment test. In the second step, a company compares the implied fair value of the reporting unit’s goodwill to the amount reflected in the balance sheet and if lower, records an impairment charge.

FCC licenses and goodwill are expected to represent a substantial portion of the combined company’s total assets, and the fair value of FCC licenses and goodwill is primarily dependent on the future cash flows expected to be generated by the Citadel stations and the ABC Radio Business. If the recent decline in the results of operations of the ABC Radio Business continues or worsens, the purchase price multiple implicit in the merger transaction may increase. In such event, if market conditions and operational performance for the respective reporting units underlying the ABC Radio Holdings intangible assets do not recover to at least levels initially projected by the industry or Citadel, or if events occur or circumstances change that would, more likely than not, reduce the fair value of the combined company’s FCC licenses and goodwill for the respective reporting unit below amounts reflected in the unaudited combined pro forma balance sheet, the combined company may be required to recognize non-cash impairment charges in future periods, which could have a material impact on the combined company’s financial condition or results of operations. See “Selected Unaudited Pro Forma Combined Condensed Financial Data of Citadel” beginning on page 85.

The historical combined financial information of the ABC Radio Business may not be representative of its results if it had been operated independently of Disney and as a result, may not be a reliable indicator of the ABC Radio Business’ historical or future results.

The ABC Radio Business is currently a fully integrated business unit of Disney, and as such receives certain benefits and services, and will be separated and consolidated under ABC Radio Holdings prior to the spin-off and the closing of the merger. Consequently the financial information of the ABC Radio Business included in this document has been derived from the consolidated financial statements and accounting records of Disney and reflects assumptions and allocations made by Disney. The financial position, results of operations and cash flows of the ABC Radio Business presented may be different from those that would have resulted had the ABC Radio Business been operated independently and had such services and benefits not been provided. As a result, the historical financial information of the ABC Radio Business may not be a reliable indicator of future results.

ABC Radio Holdings may not have adequate funds to perform its indemnity obligations to Disney under the separation agreement.

ABC Radio Holdings has agreed to indemnify Disney from all liabilities relating to the liabilities assumed (or retained) by ABC Radio Holdings under the separation agreement, and any liabilities (including third party claims) imposed on, sustained, incurred or suffered by Disney that relate to, arise out of or result from the ABC Radio Business, the ABC Radio Business assets to be transferred under the separation agreement or the failure of ABC Radio Holdings to pay, perform or otherwise promptly discharge a liability to be transferred to the ABC Radio Business under the separation agreement. Disney has agreed to indemnify ABC Radio Holdings from all liabilities arising from Disney’s retained (or assumed) liabilities, and any of the liabilities (including third party claims) imposed on, sustained, incurred or suffered by ABC Radio Holdings that relate to, arise out of or result from Disney’s retained businesses, its retained assets or the failure of Disney to pay, perform or otherwise promptly discharge a retained liability. In the event that ABC Radio Holdings becomes obligated to pay Disney pursuant to its indemnification obligations, we cannot assure you that ABC Radio Holdings, or the combined company, will have sufficient liquidity to meet such payment obligation. It is also possible that any such payment would result in an event of default under credit facilities of Citadel or its subsidiaries (including ABC Radio Holdings).

If the transactions included in the separation do not qualify as tax-free transactions or the merger does not qualify as a tax-free reorganization for United States federal income tax purposes, then Disney and/or Disney stockholders may be responsible for the payment of United States federal income and other taxes.

Disney and ABC Radio Holdings’ obligations to complete the merger are conditioned on their receipt of certain IRS rulings and opinions of their tax counsel, Dewey Ballantine LLP, to the effect that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code and that Disney stockholders will not recognize gain or loss for United States federal income tax purposes upon receipt of ABC Radio Holdings common stock in the spin-off. The completion of the transactions is further conditioned on the receipt by Disney and ABC Radio Holdings, on the one hand, and Citadel, on the other hand, of tax opinions from their respective tax counsel, Dewey Ballantine LLP and Kirkland & Ellis LLP, respectively, to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code and ABC Radio Holdings stockholders will not recognize gain or loss for United States federal income tax purposes upon the conversion of shares of ABC Radio Holdings common stock in the merger, except to the extent of any cash received from the distribution agent by an ABC Radio Holdings stockholder in lieu of a fractional share.

Although an IRS ruling generally is binding on the IRS, Disney and ABC Radio Holdings will not be able to rely on the rulings if the factual representations made to the IRS in connection with the rulings are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the rulings are not complied with. Further, the IRS will not rule on whether the spin-off satisfies certain of the requirements necessary to obtain nonrecognition treatment under section 355 of the Internal Revenue Code. With regard to satisfaction of these requirements, Disney and ABC Radio Holdings will receive certain tax opinions from their tax counsel, Dewey Ballantine LLP. The opinion of counsel with regard to satisfaction of these requirements will be based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. The opinions of counsel with regard to the United States federal income tax consequences of the merger will be based on, among other things, the IRS rulings, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in currently applicable law, which may be retroactive, the failure of any representation to be true, correct and complete in all material respects, or, in the case of the IRS rulings related to the merger, the failure of the IRS rulings to be able to be relied upon could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions. See “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 150 and “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

Even if the spin-off otherwise qualifies as a tax-free transaction for United States federal income tax purposes, the spin-off will be taxable to Disney (but not to Disney stockholders) pursuant to section 355(e) of the Internal Revenue Code if 50% or more of the stock of either Disney or ABC Radio Holdings (including stock of Citadel after the merger, as the parent of ABC Radio Holdings) is acquired, directly or indirectly, as part of a plan or series of related transactions that includes the spin-off. Because Disney stockholders will own more than 50% of the common stock of Citadel following the merger, the merger standing alone will not cause the spin-off to be taxable to Disney under section 355(e). However, if the IRS were to determine that other acquisitions of Disney common stock or Citadel common stock, either before or after the spin-off, are part of a plan or series of related transactions that includes the spin-off, such determination could result in the recognition of gain by Disney (but not by Disney stockholders) under section 355(e).

If, for any reason, all or a portion of Disney’s internal restructuring does not qualify as a tax-free transaction, Disney might recognize substantial gain for United States federal income tax purposes. If, for any reason, the spin-off does not qualify as a tax-free transaction, Disney will recognize gain on the spin-off for United States federal income tax purposes, which gain likely would be very substantial. In either case, under the consolidated return rules, each member of Disney’s consolidated group, including ABC Radio Holdings, will be liable for the resulting United States federal income tax liability. Moreover, in certain circumstances, Citadel may be required under the tax sharing and indemnification agreement to indemnify Disney with respect to such taxes and other costs. See “—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 28 and “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

If either the merger or, in certain circumstances, the spin-off, does not qualify as a tax-free transaction, Disney stockholders may recognize income or gain for United States federal income tax purposes. For a discussion of the material United States federal income tax consequences of the spin-off and the merger to Disney stockholders, see “The Transactions—Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution” beginning on page 150.

Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation.

The tax sharing and indemnification agreement will restrict Citadel and its affiliates from taking certain actions that could cause Disney’s internal restructuring or the spin-off to be taxable or that could otherwise jeopardize the tax-free status of the internal restructuring or the spin-off, including:

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for two years after the completion of the spin-off, entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of Citadel stock or the issuance of shares of Citadel stock, or options to acquire or other rights in respect of such stock, unless, generally, the shares are issued to qualifying Citadel employees or retirement plans, each in accordance with certain “safe harbors” under applicable regulations under section 355 of the Internal Revenue Code;

•	for two years after the completion of the spin-off, entering into any joint venture that includes assets of ABC Radio Holdings or any of its subsidiaries;

•

for two years after the completion of the spin-off, permitting certain subsidiaries of ABC Radio Holdings at the time of the spin-off to cease to own directly and to operate the radio station or radio network business conducted by those subsidiaries immediately prior to the spin-off; or, generally, entering into any transaction that would alter the ownership structure of those subsidiaries at the time of the spin-off; and

•

generally, for two years after the completion of the spin-off, taking any action that might be a restructuring tainting act or a distribution tainting act without receiving the prior written consent of Disney.

For this purpose, under the tax sharing and indemnification agreement, affiliates of Citadel include (i) subsidiaries of Citadel (including ABC Radio Holdings and its subsidiaries for periods after the merger), (ii) Farid Suleman, (iii) any of the principal Citadel stockholders and (iv) any other controlling stockholder of Citadel, or person that is a member of a “coordinating group” with a controlling stockholder of Citadel, in each case within the meaning of the applicable regulations under section 355 of the Internal Revenue Code.

Because of these restrictions, Citadel may be limited in the amount of stock that it can issue to make acquisitions or raise additional capital in the two years subsequent to the completion of the spin-off and the merger, which could have a materially adverse effect on Citadel’s liquidity and financial condition. Also, Citadel’s indemnity obligation to Disney might discourage, delay or prevent a change of control that stockholders of Citadel may consider favorable. See “—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 28 and “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement.

In certain circumstances, under the tax sharing and indemnification agreement, Citadel will be required to indemnify Disney against taxes and related costs and liabilities of Disney and its affiliates that arise in connection with the separation as a result of any restructuring tainting acts or distribution tainting acts by Citadel and/or one or more of its affiliates. See “—Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation” beginning at page 28. For this purpose, affiliates of Citadel include (i) subsidiaries of Citadel (including ABC Radio Holdings and its subsidiaries for periods after the merger), (ii) any of the principal Citadel stockholders, (iii) Farid Suleman and (iv) any other controlling stockholder of Citadel, or person that is a member of a “coordinating group” with a controlling stockholder of Citadel, in each case within the meaning of applicable regulations under section 355 of the Internal Revenue Code. If Disney recognizes gain on the separation for reasons not related to a restructuring tainting act or distribution tainting act by Citadel or its affiliates, Disney would not be entitled to be indemnified by Citadel under the tax sharing and indemnification agreement. See “Additional Agreements—Tax

Sharing and Indemnification Agreement” beginning on page 188. Citadel’s indemnity obligation might discourage, delay or prevent a change of control that stockholders of Citadel may consider favorable. In the event that Citadel becomes obligated to pay Disney pursuant to its indemnification obligations, there can be no assurance it will have sufficient liquidity to meet such payment obligations. It is also possible that any such payment would result in an event of default under credit facilities of Citadel or its subsidiaries (including ABC Radio Holdings).

Change of control provisions and other restrictions in contracts of Citadel or the ABC Radio Business could adversely impact the combined company.

Under the terms of some contracts of the parties, including certain talent agreements, the transfers of assets or stock in the separation and merger may constitute an assignment by, or be considered a change of control of, the entity that is party to such agreement. The failure to obtain consents under a material number of these contracts may adversely affect the financial performance or results of operations of the combined company following the merger. In addition, Citadel has filed a complaint against certain of the holders of Citadel’s convertible subordinated notes, who have claimed that the merger does or will constitute a fundamental change under the indenture governing the convertible subordinated notes. See “Financing of the Spin-Off and the Merger—Existing Citadel Debt” beginning on page 182. If the convertible subordinated notes or Citadel Broadcasting Company’s senior credit facility were to become due and payable in connection with this dispute, Citadel could owe up to $330 million in principal under the convertible subordinated notes, plus any accrued and unpaid interest at a rate of 1.875% per annum, and, based on amounts outstanding as of September 30, 2006, up to $410 million in principal and $2.2 million in interest under the senior credit facility. In addition, Citadel would seek other sources of funding in the credit or capital markets, and there can be no assurance that Citadel will be able to obtain financing on terms acceptable to Citadel. In addition, if Citadel’s existing senior credit facility is not refinanced at or prior to closing, the debt under that facility could accelerate as a result of the merger. Accordingly, if financing is unavailable to Citadel in connection with the merger, Citadel may be unable to pay the special distribution or refinance its existing debt (upon such acceleration or otherwise) or refinance the ABC Radio Holdings debt. Even if such financing is available, the terms may be significantly less favorable to Citadel than the terms of the Citadel commitment letter.

The transaction structure may discourage other companies from trying to acquire Citadel before or for a period of time following completion of the merger.

The principal Citadel stockholders, which held approximately 67% of Citadel’s outstanding common stock as of February 6, 2006, the date of the original merger agreement, have taken action by written consent to vote their shares in favor of the merger agreement, the merger, the issuance of shares in connection therewith and any other actions necessary or desirable in furtherance of the merger. In addition, the “no solicitation” provisions in the merger agreement prohibit Citadel from soliciting any acquisition proposal. If Citadel or Disney terminates the merger agreement in circumstances that obligate Citadel to pay a termination fee of $81 million to Disney, Citadel’s financial condition will be adversely affected as a result of the payment of the termination fee, which might deter third parties from proposing alternative business combination proposals. These features of the transaction structure may discourage third parties from submitting business combination proposals to Citadel that might result in greater value to Citadel stockholders than the merger. In addition, certain provisions of the tax sharing and indemnification agreement, which are intended to preserve the tax-free status of the separation for United States federal income tax purposes, may discourage business combination proposals for a period of time following the merger.

The merger is not expected to close until the second calendar quarter of 2007, more than a year after the parties signed the original merger agreement, which may diminish the anticipated benefits of the merger.

Completion of the merger is conditioned upon the receipt of all material governmental consents, approvals, orders and authorizations, including the receipt by Disney and ABC Radio Holdings of an IRS ruling regarding the tax-free nature of the separation, the expiration or termination of any waiting period under the HSR Act and the consent of the FCC to the transfers of control of radio station licenses and licensees resulting from the merger. The requirement to receive these approvals before the merger could delay the completion of the merger. In addition, these governmental agencies may attempt to condition their approval of the merger on the imposition of conditions that could have a material adverse effect on Citadel, including but not limited to its operating results or the value of Citadel common stock. See “The Transactions—Regulatory Approvals” beginning on page 154 for a description of the regulatory approvals necessary in connection with the merger. Furthermore, even if regulatory approvals are obtained sooner, the parties have agreed not to close the transaction until May 31, 2007, unless Citadel elects to close on an earlier date.

Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the merger could make it more difficult for Citadel and ABC Radio Holdings to retain key employees or to pursue business strategies. In addition, until the merger is completed, the attention of Citadel and ABC Radio Holdings management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining regulatory approvals.

Failure to complete the merger could adversely impact the market price of Citadel common stock as well as Citadel’s business and operating results.

If the merger is not completed for any reason, the price of Citadel common stock may decline. Citadel may also be subject to additional risks if the merger is not completed, including:

•	depending on the reasons for termination of the merger agreement, the requirement that Citadel pay Disney a termination fee in the amount of $81 million;

•	substantial costs related to the merger, such as legal, accounting, filing, financial advisory and financial printing fees, must be paid regardless of whether the merger is completed; and

•	potential disruption to Citadel’s business and distraction of its workforce and management team.

The stock price of Citadel could be volatile and could drop unexpectedly before or after the merger.

Citadel’s common stock has been publicly traded since August 2003. The market price of Citadel common stock has been subject to fluctuations since the date of its initial public offering. The stock market has from time to time experienced price and volume fluctuations that have affected the market prices of securities. As a result, the market price of Citadel common stock currently and the common stock to be issued in the merger may increase or decrease from the date of this information statement/prospectus. You should obtain recent market quotations for Citadel common stock. We cannot predict or give any assurances as to the market price of Citadel common stock at any time before or after the merger.

The price of Citadel common stock may vary due to a number of factors, including without limitation:

•	Disney’s stockholders who receive Citadel stock in the merger deciding to sell their stock soon after the merger;

•	market assessments of the likelihood that the merger will be completed and that ABC Radio Holdings will be integrated effectively into Citadel;

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market assessments before or after the merger of the operating results and financial condition of ABC Radio Holdings, Citadel and/or the combined company, including of the prospects of post-merger operations and synergies;

•	the timing of the completion of the merger;

•	the amount of indebtedness and liquidity of ABC Radio Holdings, Citadel or the combined company;

•	the payment of any dividends, including the special distribution;

•	changes in the regulatory environment; and

•	general market, business and economic conditions.

If Citadel’s common stock price at a time near the closing of the merger varies significantly from its price at the time of signing, such variance will affect the value of the stock received by Disney stockholders and held by Citadel stockholders and the amount of pre-closing debt incurred by ABC Radio Holdings.

The merger agreement includes a collar mechanism designed to ensure that, so long as the common stock of Citadel trades within a specific range for a measurement period prior to the closing, the aggregate transaction value received by ABC Radio Holdings stockholders and Disney is approximately $2.6 billion. If, however, Citadel’s share price at a time near the closing of the merger varies significantly from its share price at the time of signing, then the fact that the adjustments under the collar mechanism are capped would cause the overall consideration being paid in the merger to vary from approximately $2.6 billion. If the share price of Citadel common stock at that time is less than $[•], Disney will not be able to increase beyond $250 million the amount of the additional debt that ABC Radio Holdings incurs in connection with the separation or retain any increased cash proceeds, in which case the aggregate transaction value to Disney and to ABC Radio Holdings’ stockholders will be less than $2.6 billion. Conversely, if the share price of Citadel common stock at that time is more than $[•], Citadel will not be able to increase beyond approximately $205 million the aggregate amount of the additional special distribution it has agreed to pay to its pre-merger stockholders, in which case the aggregate transaction value to Disney and to ABC Radio Holdings’ stockholders will be more than $2.6 billion. Due to these factors, we cannot assure you that the aggregate transaction value will not be materially more or less than $2.6 billion. For more information on the collar mechanism, see “The Transactions—Transaction Consideration” beginning on page 105.

The distribution of shares of ABC Radio Holdings common stock in the spin-off, the completion of the merger and sales of Citadel common stock that may occur after the merger may adversely affect the market price of shares of Citadel common stock.

The market price of Citadel’s common stock could decline as a result of sales of a large number of shares of common stock in the market after the merger or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for Citadel to sell equity securities in the future at a time and at a price that it deems appropriate.

The spin-off and the completion of the merger and conversion of each share of ABC Radio Holdings common stock into a share of Citadel common stock will substantially increase the number of publicly held shares of Citadel common stock and the number of Citadel stockholders. Immediately after the merger, ABC Radio Holdings stockholders will hold a majority of the outstanding Citadel common stock. The shares of Citadel common stock issued in the merger to holders of ABC Radio Holdings common stock will generally be eligible for immediate resale in the open market. If a significant number of Disney stockholders who receive shares of Citadel common stock in the transaction attempt to sell their shares of Citadel common stock in the open market after the transaction, the market price of shares of Citadel common stock could be adversely affected. There can be no assurance that market prices for the shares of Citadel common stock will not fluctuate significantly due to this risk.

Additionally, immediately following completion of the merger, the principal Citadel stockholders will continue to own 76,277,703 shares of Citadel common stock, which is expected to represent approximately [•]% of Citadel’s common stock. The principal Citadel stockholders will be able to sell their shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by regulations of the Securities and Exchange Commission, which we also refer to in this information statement/prospectus as the SEC. There can be no assurance that market prices for the shares of Citadel common stock will not fluctuate significantly due to this risk.

As a result of the merger, current Citadel stockholders’ ownership interest in Citadel will be diluted from 100% to less than a majority.

Immediately following the merger, the stockholders of Citadel, who presently own 100% of Citadel, will own less than a majority of the outstanding common stock of Citadel. In addition, Citadel stockholders will also be subject to dilution with respect to Disney options and restricted stock units held by former ABC Radio Business employees who become employees of Citadel. These options and restricted stock units will be converted into options to purchase Citadel common stock and restricted stock units with respect to Citadel common stock. The merger therefore will result in substantial dilution of the ownership interest of the current Citadel stockholders, as well as the loss of the controlling interest that they collectively presently hold in Citadel.

Additionally, due to the ownership dilution, Citadel stockholders, as a group, will be able to exercise less influence over the management, operations and policies of the combined company than they currently exercise over the management, operations and policies of Citadel.

Some of the directors, officers and stockholders of Citadel may have interests in the merger that are different from, or in addition to, the interests of Citadel stockholders more generally.

Citadel stockholders should be aware of potential conflicts of interest of, and of the benefits available to, some of Citadel’s stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that are different from, or in addition to, the interests of Citadel stockholders more generally as a result of, among other things:

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the expected continued service of Farid Suleman, Citadel’s chairman and chief executive officer, Judith A. Ellis, Citadel’s chief operating officer, Robert G. Freedline, Citadel’s chief financial officer, Randy L. Taylor, Citadel’s vice president—finance and principal accounting officer, Patricia Stratford, Citadel’s senior vice president—finance and administration, Jacquelyn J. Orr, Citadel’s general counsel and vice president, and of the current directors of Citadel, in such capacities for the combined company;

•	as of November 15, 2006, Citadel’s directors and executive officers hold options to acquire an aggregate of 1,245,000 shares of Citadel common stock with a weighted average exercise price of $14.49;

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as of November 15, 2006, Citadel’s directors and executive officers hold an aggregate of 2,726,994 restricted shares, including time-vesting and performance-based restricted stock, and 2,868,006 restricted stock units; each will receive the amount of the per share special distribution paid to pre-merger Citadel stockholders with respect to their shares of restricted stock and the shares of Citadel common stock underlying their restricted stock units; and

•

the principal Citadel stockholders, and Citadel directors affiliated with the principal Citadel stockholders, may have a conflict, because although they will lose their controlling position in Citadel, the merger is expected to make the market for Citadel common stock more liquid and thus increase the investment flexibility of these holders.

You should read “The Transactions—Interests of Certain Persons in the Merger” beginning on page 149 for a more complete description of the interests and benefits listed above.

Other Risks that Relate to the Business of or Otherwise to Citadel, the ABC Radio Business and/or Citadel after the Merger

Decreased spending by advertisers can adversely affect advertising revenue of Citadel, the ABC Radio Business or the combined company.

Since virtually all of Citadel’s and the ABC Radio Business’ revenues are, and the combined company’s revenues will be, generated from the sale of local, regional and national advertising for broadcast on its radio stations and inclusion in its network programs, a recession or downturn in the United States economy could have an adverse effect on these companies as advertisers generally reduce their spending during economic downturns.

A decline in the level of business activity of their advertisers could decrease each of the company’s revenues and profit margins. In addition, because a substantial portion of Citadel’s and the ABC Radio Business’ revenues are, and the combined company’s revenues will be, derived from local advertisers, their ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns.

Citadel, the ABC Radio Business and/or the combined company may lose audience share and advertising revenue to competing radio stations, radio networks or other types of media competitors.

Citadel and the ABC Radio Business operate, and the combined company will operate, in a highly competitive industry. Radio stations and radio networks compete for audiences, creative and performing talent, broadcast rights, market share and advertiser support with other radio stations and station groups, radio networks, and other syndicated programming and other media such as broadcast television, newspapers, magazines, cable television, satellite television, satellite radio, outdoor advertising, the Internet, hand-held programmable devices, such as iPods and cellular phones, and direct mail. Audience ratings, performance based revenue arrangements and market shares are subject to change and any adverse change in a particular geographic area could have a material and adverse effect on the ability of each of Citadel, the ABC Radio Business and the combined company to attract not only advertisers in that local region, but national advertisers as well. Any adverse change in a particular market, or in the relative market positions of the stations located in a particular market, or any adverse change in listeners’ preferences could have a material adverse effect on Citadel’s, the ABC Radio Business’ or the combined company’s revenue (since advertising sales are based on ratings for the programs in which advertisements air) or ratings, could require increased promotion or other expenses in that market, and could adversely affect any of their revenues in other markets. Other radio broadcasting companies may enter the markets in which any of Citadel or the ABC Radio Business operates or where the combined company will or may operate in the future and these companies may be larger and have more financial resources than the combined company. In addition, from time to time, other stations or networks may change their format or programming, a new station or network may adopt a format to compete directly with either Citadel’s, the ABC Radio Business’ or the combined company’s stations or network for audiences and advertisers, or stations or networks might engage in aggressive promotional campaigns. These tactics could result in lower ratings, lower market share, and lower advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for Citadel, the ABC Radio Business or the combined company. Audience preferences as to format or programming may also shift due to demographic changes, personnel or other programming changes, a decline in broadcast listening trends or other reasons. Any failure by Citadel, the ABC Radio Business or the combined company to respond, or to respond as quickly as competitors, could have an adverse effect on Citadel’s, the ABC Radio Business’ or the combined company’s business and financial performance. We cannot assure you that the combined company will be able to maintain or increase the current audience ratings and advertising revenue of Citadel or the ABC Radio Business.

The combined company’s results may be adversely affected if long-term programming or carriage contracts are not renewed on sufficiently favorable terms.

Citadel and the ABC Radio Business enter into long-term contracts in the ordinary course of business for both the acquisition and distribution of media programming and products, including contracts for both the acquisition and distribution of programming rights for sporting events and other programs, contracts for the distribution of their programming to satellite operators and contracts relating to programming produced by third parties on their stations and by the ABC Radio Network business. As these contracts expire, the parties must renew or renegotiate the contracts, and if they are unable to renew them on acceptable terms, the combined company may lose these rights. Even if these contracts are renewed, the cost of obtaining programming rights may increase (or increase at faster rates than in the past) or the revenue from distribution of programs may be reduced (or increase at slower rates than in the past). With respect to the acquisition of programming rights, the impact of these long-term contracts on the combined company’s results over the term of the contracts will depend on a number of factors, including the strength of advertising markets, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from programming based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the programming.

The loss of affiliation agreements by the ABC Radio Network business could materially adversely affect the combined company’s results of operations.

The ABC Radio Network business has approximately 4,000 station affiliates and 8,500 program affiliations. It receives advertising inventory from its affiliated stations, either in the form of stand-alone advertising time within a specified time period or commercials inserted by the ABC Radio Network business into its programming. In addition, primarily with respect to satellite radio providers, the ABC Radio Network business receives a fee for providing such programming. Loss of network affiliation agreements of the ABC Radio Network business could adversely affect the combined company’s results of operations by reducing the reach of its programming and therefore its attractiveness to advertisers. Renewal on less favorable terms may also adversely affect the combined company’s results of operations through reduction of advertising revenue.

The failure or destruction of satellites and transmitter facilities that the combined company depends upon to distribute its programming could materially adversely affect its businesses and results of operations.

Citadel and ABC Radio Business use, and the combined company will use, satellite systems to transmit its station programs and broadcast networks to affiliates. The distribution facilities include uplinks, communications satellites and downlinks. Transmissions may be disrupted as a result of local disasters that impair on-ground uplinks or downlinks, or as a result of an impairment of a satellite. Currently, there are a limited number of communications satellites available for the transmission of programming. If a disruption occurs, the combined company may not be able to secure alternate distribution facilities in a timely manner. Failure to secure alternate distribution facilities in a timely manner could have a material adverse effect on the combined company’s businesses and results of operations. In addition, each of Citadel and the ABC Radio Business’ radio stations and the ABC Radio Network business uses, and those of the combined company will use, studio and transmitter facilities that are subject to damage or destruction. Failure to restore such facilities in a timely manner could have a material adverse effect on the combined company’s businesses and results of operations.

If the combined company cannot renew Citadel’s or the ABC Radio Business’ FCC licenses, its business will be impaired.

Each of Citadel’s, the ABC Radio Business and the combined company’s businesses depend upon maintaining their respective broadcasting licenses issued by the FCC, which are issued currently for a maximum term of eight years and are renewable. Interested parties may challenge a renewal application. On rare occasions, the FCC has revoked licenses, not renewed them, or renewed them only with significant qualifications, including renewals for less than a full term of eight years. Renewal applications are pending with respect to certain of the radio station licenses to be contributed to ABC Radio Holdings and certain of the radio station licenses held by Citadel. On March 1, 2006, one party filed a petition to deny the license renewal applications of nine Citadel radio stations licensed to communities in Connecticut and Rhode Island. Although Citadel opposed the petition to deny, believes it to be without merit, and anticipates that the FCC will grant the subject renewal applications, it is not possible to predict with certainty how the FCC will rule on these renewal applications. We cannot assure you that the pending or future renewal applications of Citadel, ABC Radio Holdings or the combined company will be approved, or that the renewals will not include conditions or qualifications that could adversely affect its operations could result in material impairment and could adversely affect its liquidity and financial condition. If Citadel, ABC Radio Holdings or the combined company fails to renew, or the FCC renews with substantial conditions or modifications (including renewing one or more of the licenses for a term of fewer than eight years), any of the licenses, it could prevent the respective company from operating the affected station and generating revenue from it. Further, the FCC has a general policy restricting the transferability of a station license while a renewal application for that station is pending. See “The Transactions—Regulatory Approvals” beginning on page 154. Moreover, governmental regulations and policies may change over time and the changes may have a material adverse impact upon any of Citadel’s, ABC Radio Holdings’ or the combined company’s business, financial condition and results of operations.

Recent trends in the radio broadcasting industry may impede growth and performance of Citadel, ABC Radio Holdings and the combined company.

The radio broadcasting industry has experienced a significant amount of consolidation in recent years. As a result, major station groups are able to package advertising inventory from their stations and sell to national advertisers, in competition with radio networks such as the ABC Radio Network business. In addition, major station groups are able to use their size and financial resources to develop their own programming as a substitute to that offered by the ABC Radio Network business or, alternatively, they could seek to obtain programming from the combined company’s competitors. Any such occurrences, or merely the threat of such occurrences, could adversely affect the combined company’s ability to negotiate favorable terms with its station affiliates, to attract audiences and to attract advertisers. The ABC Radio Network business’ primary competitors are the Premier Radio Network owned by Clear Channel Communications, which also holds the nation’s largest radio station group, and Westwood One, which is managed by CBS Radio, the owner of the second largest radio station group.

The combined company could experience delays in expanding its business, be prevented from making acquisitions or be required to divest radio stations due to antitrust laws and other legislative and regulatory considerations.

The FTC, the DOJ and the FCC carefully review proposed business acquisitions and dispositions under their respective regulatory authority, focusing on the effects on competition, the number of stations owned in a market and the effects on concentration of market revenue share. Any delay, prohibition or modification required by regulatory authorities could adversely affect the terms of a proposed transaction or could require Citadel, whether before or after the merger, to modify or abandon an otherwise attractive opportunity.

The radio broadcasting industry is subject to extensive and changing federal regulation. Among other things, the Communications Act and FCC rules and policies limit the number of broadcasting properties that any person or entity may own, directly or by attribution, in any market and require FCC approval for transfers of control and assignments of licenses. After the merger, the filing of petitions or complaints against Citadel or any FCC licensee from which it acquires a station could result in the FCC’s delaying the grant of, or refusing to grant or imposing conditions on its consent to future transfers of control or assignments of licenses. The Communications Act and FCC rules and policies also impose limitations on non-United States ownership and voting of Citadel’s capital stock currently, which are expected to continue after the merger.

On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. The FCC made significant changes to the local radio ownership rule and the way that it reviews radio station transactions. As a result of these changes, Citadel’s existing station portfolio exceeds the applicable ownership limit in several markets. Existing ownership combinations, however, are “grandfathered,” meaning the FCC has not required Citadel to divest stations that we currently own in order to come into compliance with the new rules. If the FCC deems there to be a “substantial change” in control (as defined under the FCC’s rules and policies) as a result of the merger, Citadel may be required to divest up to eleven stations in seven markets in order to obtain FCC approval to consummate the merger. Citadel is not, and, if the FCC permits the grandfathered status to continue after the merger, Citadel would not be, permitted to transfer grandfathered clusters to a third party, unless the third party is a “small business” as defined by the FCC or obtains a waiver of the FCC’s multiple ownership rules. Please refer to the section entitled “The Transactions—Regulatory Approvals” beginning on page 154 for more information.

Other changes in governmental regulations and policies may have a material impact on Citadel, ABC Radio Holdings or the combined company. Additionally, the FCC is considering further changes to its media ownership rules, which may limit the ability of Citadel, ABC Radio Holdings or the combined company to expand their media holdings.

The rules limit and will limit Citadel’s ability to acquire radio stations that it would have been permitted to acquire under the old ownership rules. Various aspects of these rule changes were appealed by a number of different entities. The rules were to become effective on September 4, 2003, but were stayed by the United States Court of Appeals for the Third Circuit on September 3, 2003. On September 3, 2004, the Third Circuit issued an order granting in part a request filed by the FCC to partially lift the court’s stay. The order permitted the local radio ownership rules adopted June 2, 2003 to go into effect. In June 2006, the FCC announced plans to review the broadcast ownership rules to address the matters raised in the Third Circuit’s order, including cross-ownership of broadcast stations and newspapers, and multiple ownership of radio stations in local markets. Any changes to the rules could affect the number of stations that may be owned in a common geographic area and whether existing combinations would be considered as “grandfathered.”

In the future, additional acquisitions of radio stations may require antitrust review by the DOJ or the FTC. Citadel and ABC Radio Holdings can give no assurances that the DOJ or the FTC will not seek to bar the companies from acquiring additional radio stations in any market where the companies already have a significant position. Following passage of the Telecommunications Act of 1996, the DOJ became more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquiror already owned one or more radio station properties in a particular market and sought to acquire another radio station in the same market. The DOJ has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels.

Citadel, ABC Radio Holdings and the combined company may be adversely affected by new statutes dealing with indecency.

The FCC’s rules prohibit the broadcast of obscene material at any time and indecent or profane material on television or radio broadcast stations between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition against broadcasting indecent material because of the vagueness of the FCC’s definition of indecent material, coupled with the spontaneity of live programming. The FCC vigorously enforces its indecency rules against the broadcasting industry as a whole. The FCC has indicated that it is stepping up its enforcement activities as they apply to indecency, and has threatened to initiate license revocation proceedings against broadcast licensees for “serious” indecency violations. The FCC has found on a number of occasions recently, chiefly with regard to radio stations, that the content of broadcasts has contained indecent material. In such instances, the FCC issued fines to the offending licensees. Moreover, the FCC has recently begun imposing separate fines for each allegedly indecent “utterance,” in contrast with its previous policy, which generally considered all indecent words or phrases within a given program as constituting a single violation. In addition, a new law increased the maximum forfeiture for a single indecency violation to $325,000, with a maximum forfeiture exposure of $3,000,000 for any continuing violation arising from a single act or failure to act, which amounts will be effective when the FCC issues implementing regulations.

In order to remain competitive, Citadel, ABC Radio Holdings and the combined company must respond to changes in technology, services and standards that characterize their industry.

The radio broadcasting industry is subject to technological change, evolving industry standards and the emergence of new media technologies. Because of its expected level of indebtedness, among other factors, Citadel, ABC Radio Holdings or the combined company may not have the resources to acquire new technologies or to introduce new services that could compete with these new technologies. Several new media technologies are being developed or have emerged, including:

•

audio programming by cable television systems, direct broadcast satellite systems, new consumer products such as portable digital audio players, like iPods and cellular phones, other personal communications systems, Internet content providers and other digital audio broadcast formats;

•

satellite digital audio radio service, which is provided by two companies offering national satellite radio services, including numerous niche formats, with sound quality comparable to that of compact discs;

•

In-Band, On-Channel™ digital audio broadcasting (HD radio), which could improve the quality of existing AM and FM stations, including stations owned by Citadel, ABC Radio Holdings or the combined company; and

•	low-power FM radio, which results in additional FM radio broadcast outlets designed to serve small, localized areas.

Citadel, the ABC Radio Business and the combined business may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.

The occurrence of extraordinary events, such as terrorist attacks, intentional or unintentional mass casualty incidents or similar events may substantially decrease the use of and demand for advertising, which may decrease each of the company’s revenues or expose them to substantial liability. The September 11, 2001 terrorist attacks, for example, caused a nationwide disruption of commercial activities. The occurrence of future terrorist attacks, military actions by the United States, contagious disease outbreaks or other unforeseen similar events cannot be predicted, and their occurrence can be expected to further negatively affect the economies where Citadel, ABC Radio Holdings and the combined company do business generally, specifically the market for advertising.

Citadel’s certificate of incorporation and by-laws and Delaware corporate law contain provisions that may inhibit a takeover.

Citadel’s current certificate of incorporation and by-laws, which will be the organizational documents for the combined company, may inhibit changes in control that are not approved by Citadel’s board of directors and could delay or prevent a change of control of Citadel that its stockholders may favor. These provisions include:

•	a classified board of directors;

•	limiting the ability to call special meetings of stockholders to the board of directors, the chairman of the board of directors, the president or chief executive officer of the company; and

•	advance notice requirements for nominations of director candidates.

If Citadel, the ABC Radio Business or the combined company loses key personnel, including on-air talent, or fails to attract qualified personnel, the combined company’s business could be disrupted and its financial performance could suffer.

The businesses of Citadel and the ABC Radio Business depend upon the continued efforts, abilities and expertise of the companies’ executive officers. In particular, the business of Citadel depends, and that of the combined company will depend, primarily upon the expertise of its chairman and chief executive officer, Farid Suleman, who is expected to be chairman and chief executive officer of the combined company. Citadel believes that the unique combination of skills and experience possessed by Mr. Suleman would be difficult to replace, and his loss could have a material adverse effect on Citadel or the combined company, including impairing the ability to execute business strategy and to realize the benefits of the merger. Mr. Suleman does not have a formal employment agreement with Citadel.

Additionally, Citadel’s and the ABC Radio Business’ radio stations, and the ABC Radio Network business, employ or independently contract with several on-air personalities and hosts of syndicated radio programs with significant loyal audiences in their respective broadcast markets. These on-air personalities are sometimes significantly responsible for the ranking of a station or network, and for the ability of the station or network to sell advertising. We cannot assure you that these individuals will remain with these radio stations, or the ABC Radio Network business, or will retain their audiences. Citadel’s, the ABC Radio Business’ and the combined company’s success will also depend on their ability to attract qualified personnel, including executive officers, other key management personnel, and creative talent. We cannot assure you that Citadel, the ABC Radio Business or the combined company will be able to attract qualified management, other personnel, and creative talent necessary for the success of their respective business.

The combined company may be influenced by the principal Citadel stockholders, whose interests may conflict with those of its other stockholders.

The principal Citadel stockholders, who are affiliated with Forstmann Little & Co., will own approximately [•]% of Citadel’s outstanding common stock as of the effective time of the merger and are expected to be the largest group of Citadel stockholders after the merger. Accordingly, after the merger they will be able to:

•	influence the election of Citadel’s board of directors;

•	influence Citadel’s management and policies; and

•

influence the outcome of any corporate transaction or other matter submitted to Citadel’s stockholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Citadel.

Citadel’s expected chairman and chief executive officer after the merger is Farid Suleman, Citadel’s current chairman and chief executive officer and a special limited partner of Forstmann Little & Co. Mr. Suleman was paid approximately $600,000 in 2005 for providing advice and consulting services to Forstmann Little & Co. as a special limited partner. Mr. Suleman has also had the right to invest in Forstmann Little & Co. portfolio investments from time to time, although he has not made any such investments.

Certain of the other expected directors of the combined company also have or have had relationships with Forstmann Little & Co. Theodore J. Forstmann is the senior partner of Forstmann Little & Co. and his brother, J. Anthony Forstmann, is a special limited partner of Forstmann Little & Co. Michael A. Miles also is a special limited partner of Forstmann Little & Co. and serves on the Forstmann Little advisory board. Wayne T. Smith is a limited partner of two of the funds that own shares of common stock of Citadel and a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co. As a result of their relationships with Forstmann Little & Co., Messrs. Theodore Forstmann, J. Anthony Forstmann and Smith have an economic interest in certain of the Forstmann Little & Co. partnerships and their portfolio investments, including Citadel. Of those directors, however, only Mr. Theodore Forstmann has any voting or investment power over the shares of common stock of Citadel. Herbert J. Siegel serves as a director of IMG Worldwide Holdings Inc., a majority of the stock of which is controlled by certain affiliated partnerships of Forstmann Little & Co.

Citadel’s failure to comply with the Sarbanes-Oxley Act of 2002 after the merger could cause a loss of confidence in the reliability of its financial statements.

Citadel has undergone a comprehensive effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Compliance was required as of December 31, 2004. This effort included documenting and testing internal controls. As of December 31, 2005, Citadel did not identify any material weaknesses in its internal controls as defined by the Public Company Accounting Oversight Board. The ABC Radio Business has never been operated as a stand-alone public company, and therefore has never been subject to the Sarbanes-Oxley Act, other than as a component of Disney. The combination of Citadel’s business with the ABC Radio Business will roughly double the size of Citadel after the merger. There are no assurances that the combined company will not have material weaknesses that would be required to be reported or that we will be able to comply with the reporting deadline requirements of Section 404. In addition, the costs of bringing the combined company into compliance with the requirements of Section 404 may be significant. A reported material weakness or the failure to meet the reporting deadline requirements of Section 404 could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of its financial statements. This loss of confidence could cause a decline in the market price of Citadel’s stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement/prospectus, including information incorporated by reference into this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not of historical fact are forward-looking statements, and are contained throughout this document, including, but not limited to, under the following sections: “Summary”, “Risk Factors”, “Selected Historical and Pro Forma Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business”, “Information on Citadel” and “Information on the ABC Radio Business—Description of the Business”. These forward-looking statements reflect management’s views and assumptions as of the date of this information statement/prospectus regarding future events and operating performance. Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as “believes”, “intends”, “expects”, “may”, “will”, “estimates”, “should”, “could”, “anticipates”, “plans” or other comparable terms. Forward-looking statements, such as certain pro forma information; any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements regarding future economic conditions or performance; any statements of belief; any statements regarding the expected effect or outcome of contingencies and litigation; and any statements of assumptions underlying any of the foregoing, are subject to known and unknown risks and uncertainties, many of which may be beyond the control of ABC Radio Holdings, Disney, Citadel and/or the combined company, that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

You should understand that the following important factors and assumptions could affect the future results of Citadel, ABC Radio Holdings and/or the combined company and could cause actual results to differ materially from those expressed in the forward-looking statements:

•	the consolidation of the ABC Radio Business under ABC Radio Holdings and separation from Disney of the ABC Radio Business;

•	the successful integration of the ABC Radio Business with Citadel’s business, processes and systems;

•	the success of Citadel’s, ABC Radio Holdings’ or the combined company’s marketing programs;

•	competitive activity within Citadel’s, ABC Radio Holdings’ or the combined company’s industries or geographic markets;

•	the mix of programming and services offered and level of marketing expenditures needed to generate advertising sales;

•	shifts in population and other demographics and demand for and market acceptance of new and existing programming and services;

•	successful development of new programming or services and the timing of new introductions;

•	the ability of Citadel, ABC Radio Holdings or the combined company to maintain and/or improve sales and earnings performance;

•	the ability of ABC Radio Holdings or Citadel to obtain financing on the terms described in this information statement/prospectus;

•	the combined company’s high degree of leverage and significant debt service obligations;

•	the effects of the restrictions and indemnification obligations imposed on Citadel and ABC Radio Holdings by the tax sharing and indemnification agreement;

•	the ability of Citadel to pay the special distribution or the continuance of its dividend and share repurchase policies;

•	the ability of Citadel to utilize its valuable tax attributes, including net operating losses, after the merger;

•	the ability of Citadel, ABC Radio Holdings or the combined company to attract and retain qualified personnel and management;

•	interest rate fluctuations;

•

general economic and business conditions or changes in governmental regulations or policies that adversely affect Citadel, ABC Radio Holdings or the combined company or their suppliers, distributors, advertisers or customers;

•	changes in market conditions that could impair Citadel, ABC Radio Holdings or the combined company’s intangible assets;

•	changes in the level of competition for advertising dollars;

•	technological changes and innovations such as satellite radio and the Internet;

•	changes in audience levels;

•	the ability of Citadel or ABC Radio Holdings to renew its FCC licenses;

•	changes in capital expenditure requirements or the level of capital resources required for future acquisitions; and

•

other risks and uncertainties, including those set forth in this document under the caption “Risk Factors” and those described from time to time in Citadel’s filings with the Securities and Exchange Commission.

All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

INFORMATION ON CITADEL

Overview

Citadel is the sixth largest radio broadcasting company in the United States based on net broadcasting revenue. As of November 15, 2006, Citadel owns and operates 165 FM and 58 AM radio stations in 46 markets located in 24 states across the country. Citadel has a clustered radio station portfolio that is diversified by programming formats, geographic regions, audience demographics and advertising clients. Radio stations serving the same geographic area (i.e. principally a city or combination of cities) are referred to as a market. Citadel ranks first or second in audience share in 34 of its 45 Arbitron rated markets. Citadel’s top 25 markets accounted for approximately 76% of its 2005 revenue. Approximately 86% of its 2005 revenues were derived from local and regional advertising with the remaining portion derived from national ad sales. For the fiscal year ended December 31, 2005, Citadel had approximately $420 million in net broadcasting revenue and approximately $70 million in net income, without giving effect to the transactions. Key advertisers include automotive companies, retail merchants, restaurants, fast food chains, telephone companies and grocery stores. Citadel’s operating strategy is to maximize revenues and profits through the ownership and operation of leading radio station clusters in the nation’s most attractive markets.

As described elsewhere in this information statement/prospectus, in the merger, Alphabet Acquisition Corp., a direct, wholly-owned subsidiary of Citadel, will merge with and into ABC Radio Holdings and ABC Radio Holdings will survive the merger as a direct, wholly-owned subsidiary of Citadel. As a result, it is expected that after the merger, Citadel’s operations will be consolidated under two primary operating companies: Citadel’s current operating subsidiary, Citadel Broadcasting Company, and ABC Radio Holdings. In addition, Citadel’s executive headquarters are expected to continue to be located in Las Vegas, Nevada.

Citadel’s current certificate of incorporation and by-laws will continue to be the organizational documents for Citadel. Citadel common stock currently is traded on the NYSE under the symbol “CDL” and it is expected to continue trading on the NYSE under that symbol after the merger. On [•], 2007, the closing price of Citadel common stock on the NYSE was $[•] per share. See “Information on Securities and Ownership of Securities—Citadel” beginning on page 182.

The initial directors and officers of Citadel immediately following the closing of the merger are expected to be the directors and officers of Citadel immediately prior to the closing of the merger. See “—Directors and Officers of Citadel Before and After the Merger” beginning on page 42 and “—Compensation of Citadel’s Directors and Officers; Certain Relationships” beginning on page 45.

Citadel’s Business After the Merger

Through the combination with the ABC Radio Business, Citadel seeks to build geographic, format and market size diversity. It is expected that after the merger, the businesses of Citadel and the ABC Radio Business will combine to make Citadel Broadcasting Corporation the third largest radio group in the United States, with an expected national footprint reaching more than 50 markets. After the transaction, Citadel is expected to be comprised of 179 FM stations and 66 AM stations in the nation’s leading markets, in addition to the ABC Radio Network business, which is expected to continue as one of the three largest radio networks in the United States. Thus, the combined company would be among the largest pure-play radio operators in the country and would be one of the leading radio network syndication platforms.

It is anticipated that the complementary strategic fit between the Citadel stations and the ABC Radio Stations business, combined with the prominent national network of the ABC Radio Network business, should enable Citadel to have the benefit of scale in an increasingly competitive industry. Citadel expects that the size and scope of the combined company might allow it to compete more effectively in an increasingly competitive market for radio broadcasting, to be in a better position to take advantage of growth opportunities and to serve its markets and stations more efficiently. In this way, the combined company may be strategically stronger than either Citadel or the ABC Radio Business has been in the past, with a broader listener and customer base and more diverse revenue stream.

Citadel intends to continue its current strategy of focusing on, among other things, the operation and development of leading station clusters; building geographic, format and customer diversity; the application of improved sales and marketing to capture greater share of advertising revenues; and the optimization of technical capabilities. Citadel also intends to review the current on-air programming formats of the ABC Radio Station business, station branding and marketing, talent contracts/programming costs and other station operating expenses to determine the changes that may be made in order to improve the overall performance of the stations. In addition, Citadel intends to review the overall performance and operation of the ABC Radio Network business, including its current on-air programming, talent and other operating expenses.

Citadel hopes that the combined company will benefit from the complementary strengths and regional coverage of the two companies, including the potential growth opportunities to expand Citadel’s and the ABC Radio Business’ market presence and programs to new regions. Citadel also hopes that the combined company will continue expanding and strengthening the ABC Radio Network business that Disney has developed over the years, capitalizing on Citadel’s existing radio stations and reaching out to new affiliate stations for such growth. Citadel intends that the combined company will emphasize programming through both the network and at individual stations, which it believes will develop a distinctive identity or brand and maximize its appeal to audiences and advertisers. The combined company also intends to focus on the development of Internet and HD radio and the improvement of its national sales organization.

Citadel’s Liquidity and Capital Resources After the Merger

Citadel anticipates that the combined company’s primary sources of liquidity will be cash provided by operations and liquidity under undrawn credit facilities expected to be available under Citadel’s new credit facilities and, to the extent Citadel believes advisable, proceeds from strategic asset sales and potential future sales of debt and equity securities to the extent permitted under the new credit facilities, the tax sharing and indemnification agreement and other agreements and arrangements. For more information on the ABC Radio Business’ and Citadel’s existing sources of liquidity, see “Management’s Discussion and Analysis of the ABC Radio Business” beginning on page 57 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Citadel’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, which are incorporated by reference in this information statement/prospectus. Citadel anticipates that the ABC Radio Business’ results of operations will improve after the merger, assuming that the synergies between the two companies are realized. Incremental revenue growth may also come from increased focus on local, national and regional advertisers, among other sources. The combined company also is expected to benefit from the reduction in radio overhead and other operating expenses to the extent that they are realized. Citadel expects these sources of liquidity will be sufficient for the foreseeable future to pay the combined company’s debt obligations related to the new financing to be incurred by Citadel and ABC Radio Holdings in connection with the transactions and other contractual obligations.

Directors and Officers of Citadel Before and After the Merger

Board of Directors

The initial directors of Citadel immediately following the closing of the merger are expected to be the directors of Citadel immediately prior to the closing of the merger. The members of Citadel’s board will be classified into three classes.

We have listed below biographical information for each person who is currently expected to be a member of the board of directors of Citadel after the merger.

Farid Suleman is Citadel’s Chairman of the Board and Chief Executive Officer. Mr. Suleman (age 55) joined Citadel in March 2002. Prior to joining Citadel, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. Mr. Suleman was named Senior Vice President, Finance of CBS in August 1998 and, prior to that, Senior Vice President and Chief Financial Officer of the CBS Station Group in June 1997. Mr. Suleman was a director of Westwood One, Inc. until February 22, 2006 and was also Westwood One’s Executive Vice President and Chief Financial Officer from February 1994 to March 2002. Mr. Suleman has also been a special limited partner of Forstmann Little & Co. since March 2002 and was a director of McLeodUSA Incorporated until December 2005.

Katherine Brown has been a director since 2004. Ms. Brown (age 41) has been a Managing Director in the Technology, Media & Telecom Group of Banc of America Securities and responsible for covering a portfolio of media companies since January 2007. Ms. Brown was a Senior Vice President at Time Warner Inc. responsible for mergers and acquisitions until March 31, 2006. She joined Time Warner in September 2001 from Citigroup where she was a Managing Director in the mergers and acquisitions department. She spent 10 years as an investment banker covering the media sector, both in the United States and Europe.

J. Anthony Forstmann has been a Director since 2001. Mr. Forstmann (age 68) has been a Managing Director of J.A. Forstmann & Co., a merchant banking firm, since October 1987. In 1968, he co-founded Forstmann-Leff Associates, an institutional money management firm with $6 billion in assets. He is a special limited partner of Forstmann Little & Co. He is the brother of Theodore J. Forstmann.

Theodore J. Forstmann has been a Director since 2001. Mr. Forstmann (age 66) has been a general partner of FLC XXXII Partnership, L.P. and FLC XXXIII Partnership, L.P. since the partnerships’ inceptions, and he co-founded Forstmann Little & Co. in 1978. Mr. Forstmann is a director of IMG Worldwide Holdings, Inc. and 24 Hour Fitness Worldwide, Inc. He was also a director of McLeodUSA Incorporated until December 2005. He is the brother of J. Anthony Forstmann.

Michael A. Miles has been a Director since 2001. Mr. Miles (age 67) served as Chairman and Chief Executive Officer of Philip Morris Companies, Inc. from 1991 to 1994. He is also a director of AMR Corporation, Dell Inc. and Time Warner Inc. He is also a special limited partner of Forstmann Little & Co. and serves on the Forstmann Little advisory board.

Charles P. Rose, Jr. has been a Director since 2003. Mr. Rose (age 65) currently serves as executive producer, executive editor and host of Charlie Rose, a nightly one-hour interview program on the PBS television network, which premiered in 1991. From 1998 until late 2005, Mr. Rose also served as a correspondent for the CBS television network news program 60 Minutes II.

Herbert J. Siegel has been a Director since 2003. Mr. Siegel (age 78) was Chairman of the Board and President of Chris-Craft Industries, Inc. and Chairman of the Board of BHC Communications, Inc. until July 2001, when the two companies were acquired by The News Corporation Limited. Mr. Siegel was a senior advisor to The News Corporation Limited. He is currently a consultant to News America, Inc. Mr. Siegel is also a director of IMG Worldwide Holdings Inc.

Wayne T. Smith is Chairman of the Board, President and CEO of Community Health Systems, Inc., which owns and operates 73 full-service, acute care hospitals in 21 states. Prior to joining CHS, Mr. Smith (age 61) was with Humana Inc. for 23 years. He served as President and COO of Humana Inc. and was also a member of their board of directors. Prior to his tenure as President and COO, Mr. Smith held a wide variety of senior management positions with Humana. Mr. Smith serves on the Boards of Praxair, Inc.; the Nashville Health Care Council; and the Federation of America’s Hospitals, for which he was also the 2003 Chairman. Mr. Smith is a former director of the American Association of Health Plans and the Health Insurance Association of America. He also serves as advisor to numerous other health care related entities. Mr. Smith also serves on the Board of 24 Hour Fitness Worldwide, Inc. and is a limited partner of certain affiliated partnerships of Forstmann Little & Co.

Executive Officers

The executive officers of Citadel immediately following the closing of the merger are expected to be the officers of Citadel immediately prior to the closing of the merger.

We have listed below biographical information for each person who is currently expected to be an executive officer of Citadel after the merger.

Farid Suleman is Citadel’s Chairman of the Board and Chief Executive Officer. Mr. Suleman (age 55) joined Citadel in March 2002. Prior to joining Citadel, from February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., one of the largest radio and outdoor advertising companies in the United States. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. Mr. Suleman was named Senior Vice President, Finance of CBS in August 1998 and Senior Vice President and Chief Financial Officer of the CBS Station Group in June 1997. Mr. Suleman was a director of Westwood One, Inc. until February 22, 2006 and was also Westwood One’s Executive Vice President and Chief Financial Officer from February 1994 to March 2002. Mr. Suleman has also been a special limited partner of Forstmann Little & Co. since March 2002 and was a director of McLeodUSA Incorporated until December 2005.

Judith A. Ellis has been Citadel’s Chief Operating Officer since February 2003. Prior to joining Citadel, Ms. Ellis (age 58) served since 1997 as Senior Vice President/Market Manager for Emmis Communications Corporation.

Robert G. Freedline has been Citadel’s Chief Financial Officer and principal financial officer and principal accounting officer since May 26, 2006. Prior to joining Citadel, Mr. Freedline (age 48) served as the Senior Vice President, Treasurer of Viacom Inc. from May 2002 to March 2005. Upon his departure from Viacom, Mr. Freedline entered into a consulting agreement under which he has agreed, through the period ending December 31, 2008 but subject to earlier termination under certain circumstances, to provide consulting services of limited scope and in limited circumstances relating to Viacom’s business during his tenure at such former employer and its predecessors. Prior to that time, he served as the Vice President and Treasurer of Viacom from May 2000 to May 2002. From May 1998 to May 2000, he served as Vice President and Controller of CBS Corporation. Immediately prior to his appointment, Mr. Freedline provided consulting services to Citadel.

Jacquelyn J. Orr has been Citadel’s Vice President, General Counsel and Secretary since May 15, 2006. Prior to joining Citadel, Ms. Orr (age 39) served as Associate Counsel for Entercom Communications Corp. since January 2000. She previously worked as Litigation Counsel for CBS Inc. and as an associate at Levine Sullivan & Koch in Washington, DC and Dechert, Price & Rhoads in Philadelphia.

Randy L. Taylor has been Citadel’s Vice President—Finance and Principal Accounting Officer since November 6, 2006. Since September 25, 2006, Mr. Taylor (age 44) also has been the Vice President, Finance—Principal Accounting Officer of Citadel Broadcasting Company, Citadel’s wholly-owned subsidiary. From January 2001 through September 2005, Mr. Taylor served as Citadel’s Vice President-Finance and corporate secretary, and from April 1999 through January 2001, as its Vice President-Controller. During the year between September 2005 and September 2006, Mr. Taylor served as Vice President—Corporate Controller for Bally Technologies, Inc.

Patricia Stratford has been Citadel’s Senior Vice President—Finance and Administration and Assistant Secretary since May 26, 2006. Ms. Stratford (age 43) served as Citadel’s Acting Chief Financial Officer from

September 14, 2005 until May 26, 2006, and was Citadel’s Vice President Finance Administration from August 2003 until October 1, 2005. Prior to joining Citadel, Ms. Stratford served as Director—Finance Administration and Benefits for Infinity Broadcasting Corporation from January 1999 until July 2003 and was Vice President—Taxation from June 1992 until January 1999.

Compensation of Citadel’s Directors and Officers; Certain Relationships

Information on the compensation of Citadel’s directors and officers is described on pages 14 through 21, and information regarding certain relationships and related transactions is reported beginning on page 11, of Citadel’s definitive proxy statement with respect to the 2006 annual meeting of stockholders, which Citadel filed on Schedule 14A with the SEC on April 17, 2006, the current reports on Form 8-K, which Citadel filed with the SEC on May 16, 2006, May 26, 2006 and December 15, 2006, and the quarterly report on Form 10-Q, which Citadel filed with the SEC on November 9, 2006, each of which is incorporated into this information statement/prospectus by reference. For more information regarding how to obtain a copy of such documents, see “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

INFORMATION ON THE ABC RADIO BUSINESS

The ABC Radio Business is the third largest radio broadcasting business in the United States, based on net broadcasting revenue, and includes the ABC Radio Stations business and ABC Radio Network business. For the fiscal year ended September 30, 2006, the ABC Radio Business had approximately $539 million in net revenue and approximately $78 million in net income, without giving effect to the transactions.

Description of the Business

The ABC Radio Network Business

The ABC Radio Network business is a leading radio network syndicator in the United States with approximately 4,000 station affiliates, 8,500 program affiliations and an estimated 100 million listeners each week. The ABC Radio Network business is among the three largest radio networks in the United States in terms of market share, along with Westwood One, which is managed by CBS Radio, the owner of the second largest radio group, and Premiere Radio Networks, which is owned by Clear Channel Communications, which also holds the nation’s largest radio station group. Each of these three competitors accounts for approximately 30 percent of the network market in terms of market share, with smaller networks comprising the remainder.

Disney believes that the ABC Radio Network business’ programming appeals to a broad audience. The ABC Radio Network business has a strong slate of on-air talent with 7 of the top 10 and 17 of the top 25 programs in network radio according to RADAR 90, September 2006 (Audiences to Commercials Within Programs). ABC Radio Network syndicated programming features popular personalities including Paul Harvey, Sean Hannity, Tom Joyner and Michael Baisden. Disney believes that this strong slate of personalities increases the ABC Radio Network business’ attractiveness to affiliates and the value of the embedded advertising inventory. The ABC Radio Network business also offers proprietary content, including ABC News, a leading product in radio news, 12 24-hour music formats and targeted programming for urban and Hispanic formatted stations, enabling affiliates to meet their programming needs on a cost-effective basis. In general, the ABC Radio Network business distributes its proprietary content on a non-exclusive basis to several stations in a market on both a branded and non-branded basis. The syndicated content, as well as the 24-hour formats, are generally offered on an exclusive basis to one station in a market. In certain cases, the ABC Radio Network business compensates its affiliates in major markets for carrying specific programming in order to ensure that such programming has the desired national coverage or to maintain a desired commercial inventory level.

The ABC Radio Network business generates substantially all of its revenue from the sale of advertising time accumulated from its affiliate stations. In exchange for the right to broadcast ABC Radio Network programming, its affiliates remit a portion of their advertising time which is then aggregated into packages focused on specific demographic groups and sold by the ABC Radio Network business to its advertiser clients who want to reach the listeners who comprise those demographic groups. The ABC Radio Network business has 14 targeted advertising networks (RADAR Networks), which offer advertisers the opportunity to efficiently reach a variety of demographic groups on a national basis. The network also generates advertising revenue by embedding a defined number of advertising units in its syndicated programs which it sells to advertisers at premium prices. Since the ABC Radio Network business generally sells its advertising time on a national basis rather than station by station, the network generally does not compete for advertising dollars with its radio station affiliates.

The ABC Radio Stations Business

The ABC Radio Stations business consists of 22 owned and operated radio stations, of which 8 are AM radio stations and 14 are FM radio stations. The 8 AM stations carry news/talk formats, and the 14 FM stations carry various music formats, including adult contemporary, classic rock and country. The ABC Radio Stations are in 9 of the top 16 designated market areas as defined by Arbitron: New York, New York (1), Los Angeles, California (2), Chicago, Illinois (3), San Francisco, California (4), Dallas-Ft. Worth, Texas (5), Washington, D.C. (8), Atlanta, Georgia (9), Detroit, Michigan (10) and Minneapolis-St. Paul, Minnesota (16). The ABC Radio Stations business reaches an estimated 13 million people per week.

The ABC Radio Stations business generates substantially all of its revenue from the sale of advertising to local, regional and national spot advertisers. The stations generate the majority of their local and regional advertising sales through direct solicitations of local advertising agencies and businesses. The ABC Radio Stations business also retains a national representative firm to sell national spot commercial airtime to advertisers outside of its local markets, accounting for approximately 20% of the ABC Radio Stations business’ total revenue.

Competition

Broadcast radio is a highly competitive business. The ABC Radio Business competes for both audience and advertisers, in each case against other radio broadcasters and radio networks as well as against other forms of media and entertainment. The success of the ABC Radio Business depends largely upon audience ratings for its station and network programming, the attractiveness of the demographic composition of the audiences for such programming and the ABC Radio Business’ effectiveness in packaging, pricing and marketing its advertising time to advertisers.

The ABC Radio Stations business competes for listening audience directly with other radio stations in the nine markets in which it operates, primarily on the basis of program content that appeals to a target demographic group. The ABC Radio Stations business also competes for advertising revenue directly with other radio stations in its markets. By building a strong listener base consisting of a specific demographic group in each of its markets, the stations are able to attract advertisers seeking to reach those listeners. The audience ratings for each of the ABC Radio Stations are subject to change and any adverse change in a particular market could have a material adverse effect on its revenue in that market by decreasing demand for such station’s advertising time. From time to time, competitors may change their stations’ format or programming to compete directly with the ABC Radio Stations business for audiences and advertisers within a specific market, or may engage in aggressive promotional campaigns, which could result in lower ratings and advertising revenue or increased promotion and other expenses and, consequently, lower earnings and cash flow for the ABC Radio Stations business in the subject market or markets. Audience preferences as to format or programming in a particular market may also shift due to demographic or other reasons.

In addition to audience ratings, other factors that are material to the ABC Radio Stations’ competitive position include management experience, transmitter power, assigned frequency, audience characteristics and the number and characteristics of other radio stations in the market area.

The ABC Radio Stations business competes predominately with large, well financed station groups. These station groups include those owned by Clear Channel Communications and CBS Radio, which operate in all nine markets in which the ABC Stations business operates, and in most markets own significantly more stations in each such market, and control significantly more market share, than the ABC Radio Stations group. While the ABC Radio Stations business has been able to compete successfully for audience and advertisers against these and other large station group operators, there can be no assurance that these competitors will not use their market position to redirect audience and advertising revenue from ABC Radio stations.

The ABC Radio Network business is among the three largest radio networks in the United States, along with Westwood One, which is managed by CBS Radio, the owner of the second largest radio group, and Premiere Radio Networks, which is owned by Clear Channel Communications, which also holds the nation’s largest radio station group. These three competitors collectively hold a substantial majority of the network market, with smaller networks comprising the remainder.

The ABC Radio Network business competes for listening audience by competing with other program providers for station affiliates. The ABC Radio Network business markets its programs to radio stations that it believes will have the largest and most desirable listening audience for each of its programs, including stations that compete with the ABC Radio Stations business, and often has multiple program affiliations with a number of stations in the same geographic market.

In marketing its programs to national advertisers, the ABC Radio Network business directly competes with other radio networks as well as with independent radio syndication producers and distributors. As a result of consolidation in the radio industry, companies owning large groups of stations have the ability to accumulate advertising time from the stations in the various local markets they serve to create national advertising packages that can compete directly with network advertising.

The ABC Radio Business competes for advertising with other electronic, broadcast and print media, such as broadcast, satellite and cable television, newspapers, magazines, satellite and Internet radio, the Internet more generally, outdoor advertising and direct mail. The ABC Radio Stations business competes within its stations’ markets, while the ABC Radio Network business competes with other national advertising platforms. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa.

From an audience perspective, the ABC Radio Business also faces increasing competition from new consumer products such as portable digital audio players, like iPods and cellular phones, which create new ways for individuals to listen to music and other content of their own choosing.

In addition, the radio broadcasting industry is subject to competition from new technologies and services that are being developed or introduced, such as the delivery of audio programming by cable television systems, direct broadcast systems, Internet content providers and digital audio broadcasters. HD radio and satellite digital audio radio service provide for the delivery by terrestrial or satellite means of multiple new audio programming formats with compact disc quality sound to local and national audiences. Two subscriber-based satellite services currently offer numerous channels (many without advertisements) on a nationwide basis. The delivery of information through the Internet also has created a new form of competition. HD radio could improve the quality of existing AM and FM radio signals, including the ABC Radio Stations business. Low power FM radio has resulted in additional FM radio broadcast outlets that are designed to serve small, localized areas. There can be no assurance that the development or introduction in the future of any new technologies or services will not have an adverse effect on the radio broadcasting industry, including on the ABC Radio Business.

Federal Regulation of Radio Broadcasting

Radio broadcasting, radio station ownership and operation, and the purchase and sale of radio stations, including those licensed to the ABC Radio Business, are regulated by the FCC, which acts under authority derived from the Communications Act. The ABC Radio Network business, as a producer and distributor of radio programs and information services, is generally not subject to regulation by the FCC. Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations, operating powers and other technical parameters of stations; issues, renews, revokes and modifies station licenses; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations. The FCC has the power to impose penalties for violations of its rules or the Communications Act, including fines, the grant of abbreviated license renewal terms or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional radio stations.

The following is a brief summary of certain provisions of the Communications Act and of specific FCC regulations and policies. This summary is not a comprehensive listing of all the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

License Grant and Renewal

Radio stations operate under renewable broadcasting licenses that are ordinarily granted by the FCC for maximum terms of eight years. Licenses are renewed through an application to the FCC. A station may continue to operate beyond the expiration date of its license if a timely-filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. These petitions may raise various issues before the FCC. The FCC is required to hold hearings on renewal applications if the FCC is unable to determine that renewal of a license would serve the public interest, convenience and necessity, or if a petition to deny raises a substantial and material question of fact as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. If, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet various requirements and that no mitigating factors justify the imposition of a lesser sanction, then the FCC may deny a license application. Historically, FCC licenses generally have been renewed, although management of the ABC Radio Business cannot assure you that all of the ABC Radio Business’ licenses will be renewed. The non-renewal, or renewal with substantial conditions or modifications, of one or more of its FCC radio station licenses could have a material adverse effect on the ABC Radio Business, including its liquidity and capital resources.

The FCC classifies each AM and FM station. An AM station operates on either a clear channel, regional channel or local channel. A clear channel is one on which AM stations are assigned to serve wide areas. Clear channel AM stations are classified as either:

•	Class A stations, which operate on an unlimited time basis and are designed to render primary and secondary service over an extended area;

•	Class B stations, which operate on an unlimited time basis and are designed to render service only over a primary service area; or

•	Class D stations, which operate either during daytime hours only, during limited times only or on an unlimited time basis with low nighttime power.

A regional channel is one on which Class B and Class D AM stations may operate and serve primarily a principal center of population and the rural areas contiguous to it. A local channel is one on which AM stations operate on an unlimited time basis and serve primarily a community and the suburban and rural areas immediately contiguous thereto. Class C AM stations operate on a local channel and are designed to render service only over a primary service area that may be reduced as a consequence of interference.

The minimum and maximum facilities requirements for an FM station are determined by its class. Some FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1, C0 and C. Class C FM stations are subject to involuntary downgrades to Class C0 in various circumstances if they do not meet certain antenna height specifications. One of the radio stations has been downgraded from Class C to Class C0.

The following table sets forth selected information concerning each of the stations owned by the ABC Radio Business, including the metropolitan market served (the city of license may differ), call letters, FCC classification, frequency, power and FCC license expiration date of each of the radio stations. Pursuant to FCC rules and regulations, many AM radio stations are licensed to operate at a reduced power during the nighttime broadcasting hours, which results in reducing the radio station’s coverage during the nighttime hours of operation. For FM stations, the maximum effective radiated power (ERP) in the main lobe is given.

Market	Station Call Letters	FCC Class	HAAT Meters (FM Only)(1)	Frequency (AM/FM)	Power in Kilowatts (day/night)(2)	License Expiration Date
New York, NY	WABC	A	N/A	770 AM	50.0/50.0	06/01/2014
New York, NY	WPLJ	B	408	99.5 FM	6.7/6.7	06/01/2014
Los Angeles, CA	KABC	B	N/A	790 AM	5.0/5.0	12/01/2013
Los Angeles, CA	KLOS	B	954	95.5 FM	63.0/63.0	12/01/2013
Chicago, IL	WLS	A	N/A	890 AM	50.0/50.0	12/01/2012
Chicago, IL	WZZN	B	468	94.7 FM	4.4/4.4	12/02/2012
San Francisco, CA	KGO	A	N/A	810 AM	50.0/50.0	12/01/2013
San Francisco, CA	KSFO	B	N/A	560 AM	5.0/5.0	12/01/2013
Dallas-Fort Worth, TX	WBAP	A	N/A	820 AM	50.0/50.0	08/01/2013
Dallas-Fort Worth, TX	KTYS	C	621	96.7 FM	93.0/93.0	08/01/2013
Dallas-Fort Worth, TX	KSCS	C	491	96.3 FM	100.0/100.0	08/01/2013
Washington, D.C.	WMAL	B	N/A	630 AM	5.0/5.0	10/01/2011
Washington, D.C.	WRQX	B	246	107.3 FM	19.5/19.5	10/01/2011
Washington, D.C.	WJZW	B	198	105.9 FM	28.0/28.0	10/01/2011
Detroit, MI	WJR	A	N/A	760 AM	50.0/50.0	10/01/2012
Detroit, MI	WDVD	B	240	96.3 FM	20.0/20.0	10/01/2012
Detroit, MI	WDRQ	B	204	93.1 FM	26.5/26.5	10/01/2012
Atlanta, GA	WKHX-FM	C0	329	101.5 FM	100.0/100.0	04/01/2012
Atlanta, GA	WYAY	C	505	106.7 FM	77.0/77.0	04/01/2012
Minneapolis, MN	KQRS-FM	C	315	92.5 FM	100.0/100.0	04/01/2013
Minneapolis, MN	KXXR	C	315	93.7 FM	100.0/100.0	04/01/2013
Minneapolis, MN	WGVX	A	152	105.1 FM	2.6/2.6	04/01/2013
Minneapolis, MN	WGVY	C3	91	105.3 FM	25.0/25.0	04/01/2013
Minneapolis, MN	WGVZ	A	73	105.7 FM	6.0/6.0	04/01/2013

(1)	Antenna height above average terrain, commonly referred to as “HAAT,” represents an average of the terrain elevations within 16 km (10 miles) of the transmitter site and is used to calculate signal coverage.
(2)	FM Stations Displayed in Effective Radiated Power (ERP).

General Ownership Matters

The Communications Act prohibits the assignment of a broadcast license or transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant approval, the FCC considers a number of factors pertaining to the licensee (and proposed licensee), including: compliance with the various rules and policies limiting common ownership of media properties in a given market; the “character” of the licensee and those persons holding “attributable” interests in the licensee; and compliance with the Communications Act’s limitations on alien ownership, as well as compliance with other FCC regulations and policies. To obtain FCC consent to assign a broadcast license or transfer control of a broadcast licensee, appropriate applications must be filed with the FCC. If the application involves a “substantial change” in ownership or control of the licensee (e.g., the transfer of more than 50% of the voting stock), the application must be placed on public notice for not less than 30 days during which time interested parties, including listeners, advertisers, competitors, public interest groups and other members of the public may file petitions to deny or other objections against the application. These types of petitions are filed from time to time with respect to proposed acquisitions. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. Once the FCC staff grants an application, interested parties may seek reconsideration of that grant for 30 days. The FCC Commissioners may reconsider the grant of the FCC staff on the FCC’s own motion for 40 days. If the application does not involve a “substantial change” in ownership or control, it is a “pro forma” application and the FCC may act upon the application in less than 30 days. The “pro forma” application is nevertheless subject to having informal objections filed against it. When passing on an assignment or transfer of control application, the FCC is prohibited from considering whether the public interest might be served by an assignment of the broadcast license, or transfer of the broadcast licensee, to any party other than the assignee or transferee specified in the application.

Multiple Ownership Rules

The FCC rules impose specific limits on the number of commercial radio stations an entity can own in a particular geographic area. These local radio ownership rules preclude the ABC Radio Business from acquiring certain stations we might otherwise seek to acquire. The rules also effectively prevent the ABC Radio Business from selling stations in an area to a buyer that has reached its ownership limit in the market unless the buyer divests other stations. The local radio ownership rules are as follows:

•	in markets with 45 or more radio stations, ownership is limited to eight commercial stations, no more than five of which can be either AM or FM;

•	in markets with 30 to 44 radio stations, ownership is limited to seven commercial stations, no more than four of which can be either AM or FM;

•	in markets with 15 to 29 radio stations, ownership is limited to six commercial stations, no more than four of which can be either AM or FM; and

•

in markets with 14 or fewer radio stations, ownership is limited to five commercial stations or no more than 50% of the market’s total, whichever is lower, and no more than three of which can be either AM or FM.

On June 2, 2003, the FCC concluded an omnibus rulemaking proceeding in which it examined all broadcast ownership rules, including the local radio ownership rule, the broadcast-newspaper ownership rule, the radio-television cross-ownership rule, the local television ownership rule, the national television ownership rule and the dual network rule. With respect to radio, the FCC retained the specific limits on the number of commercial radio stations an entity can own in a particular geographic market. The FCC, however, changed the way it defines the relevant geographic market and counts the number of stations in that market. The FCC abandoned the “signal contour” method of defining the market for radio stations that are located in areas where Arbitron ranks stations. These geographic areas are called “Arbitron Metros.” Under the new rules, the FCC determines the number of radio stations in an Arbitron Metro, for purposes of determining the ownership limit, by counting all commercial and non-commercial radio stations licensed to communities within the Arbitron Metro, plus all radio stations licensed to communities located outside of the Metro but treated by Arbitron as “home” to the Metro. Unlike under the previous rules, both commercial and non-commercial stations are counted in determining the number of stations in a market. The FCC uses the same methodology to determine the number of stations that a single company is deemed to own or control, directly or by attribution.

For radio stations located outside of an Arbitron Metro, the FCC will continue to use its previous signal contour-based methodology, with two modifications. In June 2003, the FCC also initiated, as part of its biennial review of the media ownership rules, a new rulemaking proceeding to develop a new method of defining markets located outside of Arbitron Metros.

The FCC’s rule changes as they apply to radio stations in Arbitron Metros have several potential adverse effects. In some markets, the new rules have the effect of both (i) decreasing the number of radio stations deemed to be in the market overall, thereby lowering the applicable ownership tier, and (ii) increasing the number of radio stations that we are deemed to own in the market.

The new rules were to become effective on September 4, 2003, but were stayed by the United States Court of Appeals for the Third Circuit on September 3, 2003 pending the outcome of appeals filed by several entities. A number of parties also filed requests with the FCC seeking reconsideration of certain aspects of the new rules. On September 3, 2004, the Third Circuit issued an Order granting in part a request filed by the FCC to partially lift the court’s stay. The Order permitted the new local radio ownership rules adopted June 2, 2003 to go into effect. In June 2006, the FCC announced plans to review the broadcast ownership rules to address matters raised in the Third Circuit’s order, including cross- ownership of broadcast stations and newspapers and multiple ownership of radio stations in local markets. Any changes to the rules could affect the number of stations that may be owned in a common geographic area and whether existing combinations would be considered as “grandfathered.”

Ownership Attribution Rules

The FCC’s multiple ownership rules apply to “attributable” interests in broadcast stations or daily newspapers held by an individual, corporation, partnership or other association. In the case of a corporation directly or indirectly controlling broadcast licenses, the interests of officers, directors and those who, directly or indirectly, have the right to vote 5% or more of the corporation’s voting stock are generally attributable. Some passive investors are attributable only if they hold 20% or more of the corporation’s voting stock. However, all minority stockholder interests (other than interests subject to the debt/equity rule discussed in the next paragraph) are exempt from attribution if a single stockholder controls a majority of the voting shares in the corporation. Although the FCC had previously revoked the single majority stockholder exemption, on December 3, 2001, following a court decision that found the FCC’s elimination of the exemption in the context of the FCC’s cable ownership attribution rules to be arbitrary and capricious, the FCC suspended enforcement of the elimination of the exemption pending the outcome of a rulemaking to reconsider this matter.

Notwithstanding the presence of a single majority stockholder, the FCC will attribute the interests of various creditors or investors in a corporation under the so-called “equity/debt plus” rule. Under this rule, a major programming supplier or a same-market owner will be treated as an attributable owner of a station if the supplier or owner holds debt or equity, or both, in the station that is greater than 33% of the value of the station’s total debt plus equity. A major programming supplier includes any programming supplier that provides more than 15% of the station’s weekly programming hours. A same-market owner includes any attributable owner of a media company, including broadcast stations, cable television, and daily newspapers, located in the same market as the station, but only if the owner is attributable under a FCC attribution rule other than the equity/debt plus rule.

The attribution rules could limit the number of radio stations the ABC Radio Business may acquire or own in any market and may also limit the ability of various potential buyers of stations owned by it from being able to purchase some or all of the stations that they might otherwise wish to purchase from the ABC Radio Business.

Alien Ownership Rules

The Communications Act prohibits the issuance or holding of broadcast licenses by aliens, including any corporation if more than 20% of its capital stock is collectively owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens, if the FCC finds that the prohibition is in the public interest. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative findings only in limited circumstances. These restrictions apply in similar fashion to other forms of businesses and organizations, including partnerships and limited liability companies.

Programming and Operations

The Communications Act requires broadcasters to serve the public interest. Since 1981, the FCC gradually has relaxed or eliminated many of the formalized procedures it developed to promote the broadcast of types of programming responsive to the needs of a station’s community of license. However, licensees continue to be required to present programming that is responsive to community problems, needs and interests and to maintain records demonstrating such responsiveness. Complaints from listeners concerning a station’s programming will be considered by the FCC when it evaluates the licensee’s renewal application, although listener complaints may be filed and considered at any time and must be maintained in the station’s public file.

Stations also must pay regulatory and application fees and follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, the advertisement of casinos and lotteries, sponsorship identification and technical operations, including limits on radio frequency radiation.

The FCC’s equal employment opportunity (EEO) rules are outreach and recruitment focused and require that broadcasters: (1) widely disseminate information for each full-time job vacancy, except for vacancies filled in exigent circumstances; (2) provide notification to community and recruitment organizations that have requested information on all or selected job vacancies; and (3) participate in “longer-term” recruitment initiatives, such as job fairs, internships, scholarships and EEO/anti-discrimination training programs. Broadcasters remain subject to the FCC’s anti-discrimination policy but the use of minority or women-targeted recruitment sources is no longer mandated. The EEO rules also require a broadcaster to keep extensive internal records regarding its recruitment efforts including information regarding its recruitment sources and interviewees, notification to requesting community groups and specifics regarding participation in the longer-term initiatives.

Broadcasters must also prepare and place in the public inspection file (and on their website if they maintain one) an annual EEO public file report that details recruitment efforts and interviewee totals, the referral sources used for each vacancy, the community groups notified, and specifics regarding participation in longer-term recruitment initiatives. Broadcasters are subject to an FCC mid-term review in the fourth year of the license term and an FCC review as part of the license renewal application, both requiring the submission of the annual EEO public file report for the preceding two years with a statement certifying that the broadcaster’s reports are accurate. The FCC is expected to address the annual workforce employment information and filing requirements in a separate Report and Order. The FCC has obtained public comment on its review of possible recruitment requirements for part-time vacancies.

Indecency Regulation

The FCC’s rules prohibit the broadcast of obscene material at any time and indecent material between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating the prohibition on the broadcast of indecent material because of the vagueness of the FCC’s definition of indecent material, coupled with the spontaneity of live programming. The FCC in the last few years has stepped up its enforcement activities as they apply to indecency, and has threatened to initiate license revocation or license renewal proceedings against broadcast licensees for a category of undefined “serious” indecency violations. The FCC has also expanded the breadth of indecency regulation to include material that could be considered “blasphemy”, “personally reviling epithets”, “profanity” and vulgar or coarse words amounting to a nuisance. Congress currently has under consideration legislation that addresses the FCC’s enforcement of its rules concerning the broadcast of obscene, indecent, or profane material. Moreover, the FCC has recently begun imposing separate fines for each allegedly indecent “utterance,” in contrast with its previous policy, which generally considered all indecent words or phrases within a given program as constituting a single violation. In addition, a new law increased the maximum forfeiture for a single indecency violation to $325,000, with a maximum forfeiture exposure of $3,000,000 for any continuing violation arising from a single act or failure to act, which amounts will be effective when the FCC issues implementing regulations. Citadel, ABC Radio Holdings and the combined company could face increased costs in the form of fines and greater risk that Citadel, ABC Radio Holdings and the combined company could lose one or more broadcasting licenses. The ABC Radio Business has a limited number of outstanding indecency proceedings pending against its stations. The pendency of these proceedings, as well as the FCC’s more vigorous enforcement of its indecency rules, may encourage third parties to challenge the ABC Radio Business’ license renewal or assignment applications. In the ordinary course of business, the ABC Radio Business has received complaints or the FCC has initiated inquiries about whether a limited number of its radio stations have broadcast indecent programming.

Other Proposed and Recent Changes

The Congress, the FCC or other federal agencies may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of the ABC Radio Business; result in the loss of audience share and advertising revenue; or affect its ability to acquire additional radio broadcast stations or to finance such acquisitions. These matters include:

•

changes in the FCC’s ownership rules and policies, including changes to the local radio ownership rules and the limitations on the cross-ownership of radio and other media (see “—Multiple Ownership Rules”);

•	proposals to increase regulatory fees or to impose spectrum use or other fees on FCC licensees;

•	technical and frequency allocation matters and changes to broadcast technical requirements;

•	proposals to restrict or prohibit the advertising of beer, wine and other alcoholic beverages;

•	proposals to restrict or prohibit the advertising of on-line casinos or on-line sports-betting services;

•	proposals to limit the tax deductibility of advertising expenses by advertisers;

•	restatement in revised form of FCC’s equal employment opportunity rules and revision to rules relating to political broadcasting;

•	proposals to impose sales tax on advertising expenses; and

•	proposals to shorten the terms of broadcasting licenses from eight to three years.

The FCC selected HD radio technology as the exclusive standard for digital services for terrestrial AM and FM broadcasters. The FCC has authorized the commencement of “hybrid” transmissions—simultaneous transmissions in both analog and digital—pending the adoption of formal licensing and service rules, using HD radio systems for FM stations and AM stations (on a daytime only basis). Digital audio broadcasting’s advantages over traditional analog broadcasting technology include improved sound quality and the ability to offer a greater variety of auxiliary services.

HD radio technology will permit radio stations to transmit radio programming in both analog and digital formats, and eventually in digital only formats, using the bandwidth that the radio station is currently licensed to use. It is unclear what formal licensing and service rules the FCC will adopt regarding digital audio broadcasting and what effect these regulations will have on the ABC Radio Business or the operations of its stations. The ABC Radio Business has recently committed to convert all 22 of its radio stations to digital broadcasting technology over the next several years, 16 of which have been completed.

In January 2000, the FCC created a new low power FM radio service. The new low power stations operate at a maximum power of between 10 and 100 watts in the existing FM commercial and non-commercial band. Low power stations may be used by governmental and non-profit organizations to provide non-commercial educational programming or public safety and transportation radio services. No existing broadcaster or other media entity is permitted to have an ownership interest or enter into any program or operating agreement with any low power FM station. During the first two years of the new service, applicants must be based in the area that they propose to serve. Applicants are not permitted to own more than one station nationwide during the initial two-year period. After the initial two-year period, entities are allowed to own up to five stations nationwide, and after three years, the limit will be raised to 10 stations nationwide. A single person or entity may not own two low power stations whose transmitters are less than seven miles from each other. The authorizations for the new stations are not transferable. In April 2001, the FCC adopted a third channel interference protection standard, and prohibited any applicant from obtaining a low power FM station who has previously operated a station without a license.

At this time it is difficult to assess the competitive impact of these new stations. Although the new low power stations must comply with certain technical requirements aimed at protecting existing FM radio stations from interference, the ABC Radio Business cannot be certain of the level of interference that low power stations will cause after they begin operating. Moreover, if low power FM stations are licensed in the markets in which we operate, the low power stations may compete with the ABC Radio Business for listeners. The low power stations may also limit the ABC Radio Business’ ability to obtain new licenses or to modify its existing facilities, or cause interference to areas of existing service that are not protected by the FCC’s rules, any of which may have a material adverse effect on the ABC Radio Business.

The ABC Radio Business cannot predict what other matters might be considered in the future by the FCC or Congress, nor can the ABC Radio Business judge in advance what impact, if any, the implementation of any of these proposals or changes might have on its business.

Environmental

As the owner, lessee or operator of various real properties and facilities, the ABC Radio Business is subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on its business. There can be no assurance, however, that compliance with existing or new environmental laws and regulations will not require the ABC Radio Business to make significant expenditures of funds.

Seasonality

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures by local and national advertisers. The ABC Radio Business revenues and operating income are typically lowest in the first calendar quarter of the year, which is the second quarter of the fiscal year of the ABC Radio Business.

Employees

As of November 3, 2006, the ABC Radio Business employed approximately 1,495 full-time and part-time employees, approximately 266 of whom are covered by collective bargaining agreements. Management of the ABC Radio Business considers its relations with its employees, unions and independent contractors to be satisfactory.

Properties

The types of properties required to support the ABC Radio Business typically include offices, broadcasting studios and antenna towers where broadcasting transmitters and antenna equipment are located. The majority of the ABC Radio Business’ office, studio and tower facilities are leased pursuant to long-term leases. The ABC Radio Business also owns buildings and/or land used for office, studio and tower facilities at certain of its properties. The ABC Radio Business owns substantially all of the equipment used in its ABC Radio Stations business, with the exception of the long term lease of satellite transponder space used to distribute the majority of the ABC Radio Network business programming. The ABC Radio Business believes that all of its facilities and equipment are adequate to conduct its present operations.

Each station has a studio facility, typically located in an office building, and a primary broadcast transmitter site, typically located to enable the maximum market coverage. Studio facilities also contain business offices that may be co-located with the studio facilities of other stations in the same market. The ABC Radio Business leases its studio facilities in eight of the nine markets in which it operates, and for 16 of its 24 main broadcast transmitter sites. The ABC Radio Business also leases an office building in Dallas, Texas, to house its ABC Radio Network business and certain administrative functions. The ABC Radio Business does not anticipate any significant difficulties in renewing any facility leases or in leasing alternative or additional space, if necessary.

In connection with the merger, Disney and Citadel agreed that on or prior to closing, they or one of their subsidiaries will enter into several leases, subleases and licenses that set forth the terms and conditions for the lease of production and broadcasting facilities.

Legal Proceedings

The ABC Radio Business is subject to a variety of claims, investigations, complaints and legal proceedings arising out of the ordinary course of business, including claims related to employees, workers’ compensation, on-air indecency allegations and other such FCC-related concerns, advertisements and other general liability. Disney and the management of the ABC Radio Business believe that they have valid defenses, and they are vigorously defending these pending claims, investigations, complaints and legal proceedings. While the results of such claims, investigations, complaints and legal proceedings cannot be predicted with certainty, Disney and the ABC Radio Business’ management believe that the final outcome of these matters will not have a material adverse impact on the results of operations, cash flows or financial condition of the ABC Radio Business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS FOR THE ABC RADIO BUSINESS

You should read the following discussion in conjunction with the audited combined financial statements of the ABC Radio Business and the notes thereto included elsewhere in this information statement/prospectus. The information below represents the operations of the ABC Radio Business when managed as a fully integrated unit of Disney and provides a narrative of the ABC Radio Business’ financial performance and financial condition, results of operations, cash flows, sources and uses of cash and contractual obligations, without giving effect to the transactions. This section also includes general information about the ABC Radio Business and a discussion and analysis by management of the ABC Radio Business of certain trends, risks and opportunities in the ABC Radio Business and the industry. Unless otherwise noted, references to the 2006, 2005 and 2004 fiscal years are to the ABC Radio Business’ fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively, and references to the first quarter of fiscal 2007 and the first quarter of fiscal 2006 refer to the three month periods ended December 30, 2006 and December 31, 2005, respectively. This Management’s Discussion and Analysis of Financial Condition and Results of Operations of the ABC Radio Business contains forward-looking statements that involve risks and uncertainties, such as statements of the plans, objectives, expectations and intentions of the current management of the ABC Radio Business. The actual results of the ABC Radio Business could differ materially from those discussed in the forward-looking statements. Please see “Risk Factors” on page 22 and “Special Note Regarding Forward-Looking Statements” on page 39 for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

The ABC Radio Business is the third largest radio broadcasting business in the United States, based on net broadcasting revenues. For the fiscal year ended September 30, 2006, the ABC Radio Business had approximately $539 million in net revenue and approximately $78 million in net income. The ABC Radio Business is composed of the ABC Radio Network business, which produces and distributes a variety of news and news/talk radio programming and formats, and the ABC Radio Stations business, which includes 22 major market radio stations. It excludes Disney’s ESPN Radio and Radio Disney networks and Disney’s radio stations carrying the ESPN and Radio Disney formats. The ABC Radio Network business is a leading radio network and syndicator with approximately 4,000 station affiliates, 8,500 program affiliations and an estimated 100 million listeners per week. The ABC Radio Stations business consists of eight AM radio stations and 14 FM radio stations, in nine of the top 16 Arbitron-designated market areas, and broadcasts locally produced news, news/talk and various music programming formats, as well as nationally syndicated programming including programs produced by the ABC Radio Network business.

Basis of Presentation

The ABC Radio Business currently is not and historically has not been managed as a single stand-alone unit. Rather, the assets, liabilities and operating expenses applicable to the ABC Radio Business historically have been treated as a fully integrated unit of Disney. Prior to the closing of the spin-off and the merger, Disney, by an internal restructuring, will realign the assets, liabilities and operations of the ABC Radio Business and separate and consolidate the ABC Radio Business under ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., an indirect, wholly-owned subsidiary of Disney, hereinafter referred to as ABC Radio Holdings. This information statement/prospectus, including the combined financial statements of the ABC Radio Group and the following discussion, describes the ABC Radio Business and its financial condition and operations as if ABC Radio Holdings held the subsidiaries and other assets that will be transferred to it prior to closing for all historical periods presented. The historical financial information presented below does not necessarily reflect the financial condition, results of operations, or cash flows of the ABC Radio Business had it been a separate, stand-alone company during the periods presented. In addition, the information does not give effect to the merger with Citadel.

The historical financial statements of the ABC Radio Business are prepared from the historical accounting records of Disney. The preparation of the combined financial statements and this Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business include the use of “carve out” and “push down” accounting procedures in which certain assets, liabilities and expenses historically recorded or incurred at the Disney parent company level or by an affiliate of Disney, which related to or were incurred on behalf of the ABC Radio Business, have been identified and allocated or pushed down, as appropriate, to the financial results of the ABC Radio Business for the periods presented.

The ABC Radio Business receives certain administrative services and enters into certain transactions with other Disney business units. See the subsection herein entitled “—Transactions with Disney” for a discussion of these transactions. Costs of these administrative services are allocated to the ABC Radio Business based on actual direct costs incurred or methods and criteria described below which estimate costs attributable to the ABC Radio Business. Management of the ABC Radio Business believes that these allocations were made on a reasonable basis; however, there has been no study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been. In addition, management of the ABC Radio Business does not know how these expenses compare to the expenses that will be incurred by the ABC Radio Business following its separation from Disney and merger with Citadel.

Description of Business

Advertising Revenues

The ABC Radio Business’ primary source of revenues is the sale of local and national advertising on its radio stations and the sale of national advertising on its network. Local and national advertising is sold primarily by the ABC Radio Business’ own sales staff, but the ABC Radio Stations business is also represented by Interep National Radio Sales, Inc., who sells national spot advertising on its behalf. The ABC Radio Business advertising contracts are generally short-term. During the three months ended December 30, 2006, approximately 27% of the ABC Ratio Station business revenues were from national advertising and approximately 70% from local advertising, and during the three months ended December 31, 2005 and the years ended September 30, 2006, October 1, 2005 and September 30, 2004, approximately 22% of the ABC Radio Stations business revenues were from national advertising and approximately 75% from local advertising. The major categories of the ABC Radio Business’ advertisers include telecommunications, television, automotive and pharmaceuticals.

Radio advertising time can be purchased on a local spot, national spot or network basis. Local and national spot purchases allow an advertiser to choose a geographic market for the broadcast of commercial messages. Local and national spot purchases at radio stations are typically best suited for an advertiser whose business or ad campaign is in a specific geographic area. Advertising purchased on a network basis, on the other hand, allows an advertiser to target commercial messages to a specific demographic audience, nationally through the ABC Radio Network business affiliates, on a cost-efficient basis compared with placing individual spots across radio station markets.

The ABC Radio Business’ sales of advertising time are primarily affected by the demand from local and national advertisers, the advertising rates that the ABC Radio Business and its competitors charge and the audience ratings of the programs broadcast by the ABC Radio Stations business and the ABC Radio Network business.

Some advertisers use audience delivery and demographic composition data provided by a third party, Arbitron, to plan their radio advertising purchases. Arbitron ratings generally are measured four times a year and used for local and national spot buys, as well as network syndicated program purchases. Arbitron combines local listening data with commercial clearance data for its RADAR® ratings service, which is used by network advertisers.

The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings is limited in part by the format of a particular station. The ABC Radio Stations business has strived to maximize revenues by managing the individual radio stations’ on-air inventory of advertising time and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations and networks sometimes utilize trade agreements that exchange advertising time for goods or services such as print, billboard and television advertising. Generally, the ABC Radio Business trades for other media and advertising services. The ABC Radio Business’ use of trade agreements resulted in $2.6 million and $3.2 million of revenues and expenses during the three months ended December 30, 2006 and December 31, 2005, respectively, and $10.6 million, $9.8 million and $9.9 million of revenues and expenses during the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively.

The revenues of the ABC Radio Business are subject to the effects of seasonality. As is typical in the radio broadcasting industry, the ABC Radio Business expects its second fiscal quarter (first calendar quarter) will produce the lowest revenues for the year, and the first and the third fiscal quarters (fourth and second calendar quarters) will generally produce the highest revenues for the year. These seasonal revenue fluctuations are common in the radio broadcasting industry and are primarily due to variations in advertising expenditures by local and national advertisers. In addition, there are a variety of factors that influence the ABC Radio Business’ revenues, including, but not limited to: (i) economic conditions and the relative strength or weakness of the United States economy, (ii) advertiser spending patterns and the timing of the broadcasting of the ABC Radio Business’ programming, (iii) advertiser demand on a local/regional or national basis, (iv) increases or decreases in the ABC Radio Business’ portfolio or program offerings and related audiences and (v) competitive and alternative programs and advertising mediums.

Operating Expenses

The principal components of the ABC Radio Business’ operating expenses are programming, production and distribution costs (including broadcast rights fees), affiliate compensation, selling expenses and general and administrative expenses. General and administrative expenses are primarily comprised of costs associated with personnel and other administrative expenses.

Results of Operations

Three Months Ended December 30, 2006 Compared to Three Months Ended December 31, 2005

Net Revenues

	Three Months Ended		Change
(in thousands)	December 30, 2006	December 31, 2005	$	%
Local advertising	$66,797	$68,132	$(1,335)	(2.0)%
National advertising	67,340	63,512	3,828	6.0%
Other	9,984	9,776	208	2.1%

	$144,121	$141,420	$2,701	1.9%

Net revenues increased $2.7 million for the three months ended December 30, 2006, or 1.9%, to $144.1 million as compared to $141.4 million for the three months ended December 31, 2005. During the period ended December 30, 2006, national sales increased 6.0% while local sales declined 2.0% as compared to the same period in the prior year.

Advertising revenues for the ABC Radio Stations business increased by 5.4% due to an increase in national advertising revenues partially offset by a decline in local advertising revenues. The national revenue increase was driven primarily by increased spending by national advertisers and, to a lesser extent, political and issue-based advertising related to the November 2006 elections. The decline in local advertising revenue reflects continuing declines in certain of the markets in which the ABC Radio Stations business operates, partially offset by increased local political and issue-based advertising. The market share of the ABC Radio Stations business’ stations, however, remained relatively consistent with the market share for the three months ended December 31, 2005.

Net revenues from the ABC Radio Network business declined 4.8% compared to the three months ended December 31, 2005. This decline was due to lower revenues from the Paul Harvey News & Comment programs and the RADAR® measured networks of non-syndicated programming. This was partially offset by increases in revenues generated from the ABC Radio Network business’ urban programming, which includes the Michael Baisden Show and the Tom Joyner Morning Show, as well as, increases in revenue from Hispanic program offerings.

Other revenues, which consists primarily of trade revenues, program fees and satellite services income, were relatively consistent with the prior year.

Operating Expenses

	Three Months Ended		Change
(in thousands)	December 30, 2006	December 31, 2005	$	%
Programming, production and distribution	$44,447	$44,143	$304	0.7%
Selling	28,659	28,851	(192)	(0.7)%
General and administrative	17,045	20,610	(3,565)	(17.3)%
Affiliate compensation	4,712	5,559	(847)	(15.2)%

	$94,863	$99,163	$(4,300)	(4.3)%

Operating expenses excluding depreciation and amortization decreased $4.3 million, or 4.3%, to $94.9 million for the three months ended December 30, 2006 from $99.2 million for the three months ended December 31, 2005.

The decline in operating expenses is primarily due to a decrease in general and administrative costs at both the ABC Radio Network business and the ABC Radio Stations business driven by a decrease in benefit costs and a decrease in satellite receiver costs at the ABC Radio Network business. In addition, in preparation for the merger with Citadel, the ABC Radio Business transferred certain technical support costs to ABC News. These costs are now reflected in programming, production and distribution rather than in general and administrative as in the prior year quarter. The increase in programming, production and distribution costs, including the transfer of certain technical support costs, was driven by an increase in talent costs and other compensation costs. These increases were partially offset by a decline in costs associated with Paul Harvey News & Comment. The decline in affiliate compensation included the impact of affiliation agreements that expired in the prior fiscal year and were not renewed.

Depreciation and Amortization

	Three Months Ended		Change
(in thousands)	December 30, 2006	December 31, 2005	$	%
Depreciation and amortization	$1,841	$1,705	$136	8.0%

Depreciation and amortization increased $0.1 million, or 8.0%, to $1.8 million for the three months ended December 30, 2006 from $1.7 million for the three months ended December 31, 2005. The increase in depreciation and amortization is due to the depreciation of assets put into service during the second half of fiscal 2006.

Allocated General and Administrative Expenses

	Three Months Ended		Change
(in thousands)	December 30, 2006	December 31, 2005	$	%
Allocated general and administrative	$5,045	$5,158	$(113)	(2.2)%

Allocated general and administrative expenses decreased $0.1 million, or 2.2%, to $5.0 million for the three months ended December 30, 2006 compared to the three months ended December 31, 2005. This decrease was primarily due to lower general and administrative costs incurred by Disney in performing services for the ABC Radio Business.

Income Before Cumulative Effect of Accounting Change and Income Taxes

	Three Months Ended		Change
(in thousands)	December 30, 2006	December 31, 2005	$	%
Income before cumulative effect of accounting change and income taxes	$42,372	$35,394	$6,978	19.7%

Income before cumulative effect of accounting change and income taxes increased $7.0 million, or 19.7%, to $42.4 million for the three months ended December 30, 2006 from $35.4 million for the three months ended December 31, 2005. The increase was primarily attributable to increased revenues, and decreased expenses due to decreased general and administrative costs and affiliate compensation.

Income Taxes

	Three Months Ended		Change
	December 30, 2006	December 31, 2005%
Effective income tax rate	40.4%	40.4%	—

The effective income tax rate remained flat at 40.4% versus the prior year quarter for the three months ended December 30, 2006.

Year Ended September 30, 2006 Compared to Year Ended October 1, 2005

Net Revenues

	Year Ended		Change
(in thousands)	September 30, 2006	October 1, 2005	$	%
Local advertising	$259,431	$281,279	$(21,848)	(7.8)%
National advertising	250,890	268,039	(17,149)	(6.4)%
Other	28,400	22,572	5,828	25.8%

	$538,721	$571,890	$(33,169)	(5.8)%

Net revenues decreased $33.2 million for the year ended September 30, 2006, or 5.8%, to $538.7 million from $571.9 million for the year ended October 1, 2005. Local and national revenues declined from the prior year 7.8% and 6.4%, respectively, driven by a 6.3% decline at the ABC Radio Stations business and, to a lesser extent, a 4.8% decline at the ABC Radio Network business.

Local and national revenues declined 6.3% at the ABC Radio Stations business due in part to a slow market for advertising across the radio industry. The advertising categories that contributed most significantly to the decline in the ABC Radio Business’ markets were automotive and television promotional advertising. The slow marketplace prompted price decreases by the ABC Radio Business’ competitors in an effort to gain market share, which eroded market share gains the ABC Radio Stations business had experienced in the year ended October 1, 2005 when reductions in advertising inventory by these competitors resulted in an environment where the ABC Radio Business was able to increase pricing and capture incremental market share. Also contributing to the decline in the ABC Radio Stations business’ market share was a decline in ratings on the news/talk stations, as well as a shift by advertisers away from certain of its targeted age demographics, which particularly impacted its AM stations in New York, Los Angeles, Chicago, and San Francisco, as well as a shift in advertising dollars to Hispanic formatted stations, which adversely impacted its New York, Los Angeles, Chicago and Dallas operations.

Net revenues from the ABC Radio Network business declined 4.8% driven by the market challenges discussed in the preceding paragraph. This decline primarily impacted its RADAR® measured networks of non-syndicated programming, which were down 16.6% versus the prior year. Certain syndicated programming experienced decreases as well, including Paul Harvey News & Comment, which declined 9.5%, and the Tom Joyner Morning Show, which declined 5.6%. These declines were partially offset by increases in revenues from the launch of the Michael Baisden show and new Hispanic program offerings. Other revenues, which consist primarily of trade revenues, affiliate fees, and satellite service program fees, increased for the period due to higher fees from satellite radio service providers.

Operating Expenses

	Year ended		Change
(in thousands)	September 30, 2006	October 1, 2005	$	%
Programming, production and distribution	$171,961	$172,289	$(328)	(0.2)%
Selling	99,294	100,404	(1,110)	(1.1)%
General and administrative	78,916	81,579	(2,663)	(3.3)%
Affiliate compensation	21,945	20,307	1,638	8.1%
Non-cash impairment charge of FCC licenses	4,662	0	4,662	100.0%

	$376,778	$374,579	$2,199	0.6%

Operating expenses increased $2.2 million, or 0.6%, to $376.8 million for the year ended September 30, 2006 from $374.6 million for the year ended October 1, 2005. The increase was driven by higher costs at the ABC Radio Network business, partially offset by lower costs at the ABC Radio Stations business.

Operating expense increased at the ABC Radio Network business primarily due to the expansion of the Hispanic program offerings, including an increase in compensation to affiliates carrying such programming. Partially offsetting this increase was a decline in operating expenses at the ABC Radio Station business due to a decrease in selling expense, bad debt expense, and other general and administrative costs, as well as a decrease in programming expenses at KGO-AM in San Francisco, which had the radio broadcast rights for the NFL’s San Francisco Forty-Niners during the prior year period. Partially offsetting these station expense reductions was a $4.7 million non-cash impairment charge to reduce the carrying amount of two FCC licenses to their fair value.

Depreciation and Amortization

	Year ended		Change
(in thousands)	September 30, 2006	October 1, 2005	$	%
Depreciation and amortization	$7,715	$7,195	$520	7.2%

Depreciation and amortization increased $0.5 million, or 7.2%, to $7.7 million for the year ended September 30, 2006 from $7.2 million for the year ended October 1, 2005 primarily due to additional assets put into service which are now being depreciated during fiscal 2006.

Allocated General and Administrative Expenses

	Year ended		Change
(in thousands)	September 30, 2006	October 1, 2005	$	%
Allocated general and administrative	$23,070	$19,198	$3,872	20.2%

Allocated general and administrative expenses increased $3.9 million, or 20.2%, to $23.1 million for the year ended September 30, 2006 from $19.2 million for the year ended October 1, 2005 primarily due to an increase in information technology coupled with higher general and administrative costs incurred by Disney in performing services for the ABC Radio Business, in part in connection with the merger.

Income Before Cumulative Effect of Accounting Change and Income Taxes

	Year ended		Change
(in thousands)	September 30, 2006	October 1, 2005	$	%
Income before cumulative effect of accounting change and income taxes	$131,158	$170,918	$(39,760)	(23.3)%

Income before cumulative effect of accounting change and income taxes decreased $39.8 million, or 23.3%, to $131.2 million for the year ended September 30, 2006 from $170.9 million for the year ended October 1, 2005. The decrease was due to lower revenues and the impact of the impairment charge on two of the ABC Radio Stations business’ FCC licenses.

Income Taxes

	Year ended		Change
	September 30, 2006	October 1, 2005
Effective income tax rate	40.3%	40.4%	(0.1)%

The effective income tax rate was essentially flat for the years ended September 30, 2006 and October 1, 2005, respectively.

Year Ended October 1, 2005 Compared to Year Ended September 30, 2004

Net Revenues

	Year Ended		Change
(amount in thousands)	October 1, 2005	September 30, 2004	$	%
Local advertising	$281,279	$269,583	$11,696	4.3%
National advertising	268,039	279,712	(11,673)	(4.2)%
Other	22,572	21,816	756	3.5%

	$571,890	$571,111	$779	0.1%

Net revenues increased $0.8 million for the year ended October 1, 2005 to $571.9 million from $571.1 million for the year ended September 30, 2004. Local revenues were 4.3% higher than the prior year while national revenues declined by 4.2% compared to the prior year. Increases in local revenues at the ABC Radio Stations business were partially offset by declines in national revenues across the ABC Radio Business.

In fiscal 2005 compared to fiscal 2004, those markets served by the ABC Radio Stations business were relatively flat. The ABC Radio Stations business outperformed the marketplace in part due to reductions in advertising inventory by a competitor which created a favorable environment in which to increase pricing, as well as increased ratings on the news/talk stations driven in part by the United States presidential election in the fall of 2004 which favorably impacted the first quarter of fiscal 2005. Offsetting these increases was a decrease at the ABC Radio Stations business’ Detroit stations, due to a decline in the marketplace and increased competition.

Advertising sales from the ABC Radio Network business declined approximately 7.0% compared to the prior year primarily driven by the full year effect of the sales representation agreement for the Tom Joyner Morning Show that became effective on January 1, 2004. Under this agreement, the ABC Radio Network business has the exclusive right to distribute and sell advertising for the Tom Joyner Morning Show; however, the ABC Radio Network business only retains a portion of these ad revenues after satisfying certain minimum guarantee obligations to the show’s producer, an entity in which Mr. Joyner holds an interest. Prior to January 1, 2004, the ABC Radio Network business produced the Tom Joyner Morning Show and retained all of the ad and other revenue as well as the programming, production and distribution costs related to the program, including Mr. Joyner’s talent compensation.

Other revenues increased due to higher fees from satellite radio service providers.

Operating Expenses

	Year Ended		Change
(amount in thousands)	October 1, 2005	September 30, 2004	$	%
Programming, production and distribution	$172,289	$169,001	$3,288	1.9%
Selling	100,404	101,277	(873)	(0.9)%
General and administrative	81,579	71,546	10,033	14.0%
Affiliate compensation	20,307	21,821	(1,514)	(6.9)%

	$374,579	$363,645	$10,934	3.0%

Operating expenses increased $10.9 million, or 3.0%, to $374.6 million for the year ended October 1, 2005 from $363.6 million for the year ended September 30, 2004. The increase was driven by higher equity based compensation and pension expenses across the ABC Radio Business partially offset by a decrease in talent and syndication expense at the ABC Radio Network business related to the change in the Tom Joyner agreement on January 1, 2004.

The increase in equity based compensation expense was primarily due to the adoption of Statement of Financial Accounting Standards No. 123R, “Share-Based Payment”, (SFAS 123R) by the ABC Radio Business on October 1, 2004, and higher compensation expense relating to Disney restricted stock units (RSUs) granted to employees of the ABC Radio Stations business driven by an increase in the number of grants. In 2005, the ABC Radio Business granted nearly twice the amount of Disney RSUs than it granted in the prior year. Prior to the adoption of SFAS 123R, there was no compensation expense recognized for Disney stock options granted to employees of the ABC Radio Business. In addition, pension and postretirement medical plan expense increased during fiscal 2005 as there were no contributions made by the ABC Radio Business in the prior year. See “—New Accounting Pronouncements” beginning on page 70 for further information on the adoption of SFAS 123R.

Depreciation and Amortization

	Year Ended		Change
(amount in thousands)	October 1, 2005	September 30, 2004	$	%
Depreciation and amortization	$7,195	$7,638	$(443)	(5.8)%

Depreciation and amortization decreased $0.4 million, or 5.8%, to $7.2 million for the year ended October 1, 2005. The decrease was primarily due to the cessation of depreciation on assets that had become fully depreciated during fiscal 2004 and fiscal 2005.

Allocated General and Administrative Expenses

	Year Ended		Change
(amount in thousands)	October 1, 2005	September 30, 2004	$	%
Allocated general and administrative	$19,198	$16,111	$3,087	19.2%

Allocated general and administrative expenses increased $3.1 million, or 19.2%, to $19.2 million for the year ended October 1, 2005. The increase in fiscal 2005 was driven by higher general and administrative costs incurred by Disney in performing services for the ABC Radio Business.

Income Before Cumulative Effect of Accounting Change and Income Taxes

	Year Ended		Change
(amount in thousands)	October 1, 2005	September 30, 2004	$	%
Income before cumulative effect of accounting change and income taxes	$170,918	$183,717	$(12,799)	(7.0)%

Income before cumulative effect of accounting change and income taxes decreased $12.8 million, or 7.0%, to $170.9 million for the year ended October 1, 2005. The decrease was driven by the increased equity based compensation expense arising from the adoption of SFAS 123R and an increase in the number of Disney RSU grants as well as increased costs associated with the pension and postretirement medical plans.

Income Taxes

	Year Ended
(amount in thousands)	October 1, 2005	September 30, 2004	Change
Effective income tax rate	40.4%	40.3%	0.1%

The effective income tax rate was essentially flat for the years ended October 1, 2005 and September 30, 2004, respectively.

Cumulative Effect of Accounting Change

In September 2004, the Emerging Issues Task Force issued Topic No. D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill” (EITF D-108). EITF D-108 requires that a direct value method be used to value intangible assets acquired in business combinations completed after September 29, 2004. EITF D-108 also requires the ABC Radio Business to perform an annual impairment test using a direct value method on all intangible assets that were previously valued using the residual method. Any impairments arising from the initial application of a direct value method are reported as a cumulative effect of accounting change. The ABC Radio Business adopted EITF D-108 on October 1, 2005 and recorded a non-cash, $2.2 million pretax charge ($1.3 million after tax) to reduce the value of its FCC licenses.

Liquidity and Capital Resources

The ABC Radio Business has previously relied upon Disney for liquidity and sources of capital to supplement any needs not met by operations. Although the ABC Radio Business historically has funded its own operations, following the spin-off and the merger, the combined company may need to arrange for its own access to the capital markets and enter into its own borrowing arrangements. In addition, in the event that the ABC Radio Holdings debt is not refinanced, ABC Radio Holdings would be significantly leveraged. This leverage could adversely affect its operations and financial condition and limit ABC Radio Holdings’ ability to secure capital and other resources it needs for its full development.

The ABC Radio Business has generated significant cash flows from operating activities. For the three months ended December 30, 2006 and December 31, 2005, cash provided by operations was $20.3 million and $31.9 million, respectively. The decrease of $11.6 million is due to timing of receivable collections partially offset by higher net income.

For the fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004, cash provided by operations was $99.3 million, $113.8 million and $128.0 million respectively. The decreases in cash provided by operations from fiscal 2004 to fiscal 2005 and from fiscal 2005 to fiscal 2006 were driven by lower net income, partially offset by changes in working capital.

The ABC Radio Business believes that its cash provided by operations provides adequate resources to fund ongoing operating requirements and anticipated capital expenditures. The amount of the ABC Radio Business’ anticipated capital expenditures may change based on future changes in business plans, financial condition and general economic conditions.

ABC Radio Holdings, on behalf of the ABC Radio Business, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., have signed a commitment letter, dated as of November 17, 2006, regarding the indebtedness to be incurred by the ABC Radio Business in connection with the separation transaction. It is expected that the ABC Radio Business will incur between approximately $1.1 billion and $1.35 billion of indebtedness, determined pursuant to a formula set forth in the separation agreement and merger agreement and depending in part on the average market price of Citadel common stock for the 10 trading days prior to the collar measurement day, which is the earliest date on which ABC Radio Holdings can incur the indebtedness. The proceeds of this indebtedness will be retained by Disney (or one of its affiliates) in connection with the separation of the ABC Radio Business from Disney.

Under the terms of the commitment letter, the ABC Radio Business will enter into an initial term facility with an aggregate principal amount of up to $1.35 billion. On the date that is four weeks after the initial funding, unless the debt has already been refinanced, the initial term loan facility will convert into debt anticipated to be in the form of: (i) senior secured credit facilities comprised of term loan facilities in an aggregate amount of up to $1.1 billion and (ii) a subordinated credit facility of up to $250 million pursuant to a new senior secured credit agreement. In lieu of the subordinated credit facility, the ABC Radio Business may issue senior subordinated notes in a public offering or a private placement offering under Rule 144A, promulgated under the Securities Act of 1933, as amended.

After the spin-off, the ABC Radio Business will have a significant amount of indebtedness, which it will retain after its merger with Citadel. See “Financing of the Spin-Off and the Merger” beginning on page 177. Following the merger, the entities that operate the ABC Radio Business will be wholly-owned subsidiaries of Citadel.

Summary Disclosures about Contractual Obligations

The ABC Radio Business has commitments pursuant to non-cancelable operating leases for office and studio space, broadcast towers and transmitter facilities and contracts for broadcast programming rights. Rent expense, including common-area maintenance and contingent rentals, recognized under these operating leases during fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004 was $14.1 million, $12.4 million and $11.5 million, respectively. The aggregate minimum annual commitments associated with these contracts totaled $333.2 million as of September 30, 2006 and are payable as follows (amounts in thousands):

	Total	2007	2008	2009	2010	2011	Thereafter
Operating Leases	$70,375	$11,282	$11,320	$10,276	$9,010	$8,113	$20,374
Broadcast Programming	262,830	87,411	69,978	53,937	26,339	14,163	11,002

Total	$333,205	$98,693	$81,298	$64,213	$35,349	$22,276	$31,376

As of September 30, 2006, the ABC Radio Business had $23.8 million of commitments under long-term network affiliation agreements that require payments through 2011.

Off-Balance Sheet Arrangements

The ABC Radio Business has no off-balance sheet arrangements that have or are reasonably likely to have a material effect on its financial condition.

Transactions with Disney

To date, Disney has managed most of the ABC Radio Business’ treasury activities on a centralized, consolidated basis with its other subsidiaries. These activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and interest rate management. Disney has provided all necessary funding for the operations and investments of the ABC Radio Business since inception and such funding has been accounted for as capital contributions from Disney. Accordingly, no interest charge from Disney has been reflected in the combined financial statements of the ABC Radio Business. Surplus cash, which is transferred to Disney from time to time, has been accounted for as a return of capital.

Allocated general and administrative (“G&A”) expenses included in the ABC Radio Business’ combined statements of income include charges for legal, accounting (tax and financial), treasury, tax planning and strategic planning services, risk management, information and telecommunications services, purchasing and material procurement, and corporate travel and compliance. These functions generally include all costs of personnel employed in connection with such services and facilities, including payroll, payroll taxes and fringe benefit costs, overhead expenses directly related to such personnel and all materials used in connection with such services or facilities. Disney allocates the cost of these G&A services and facilities to the ABC Radio Business generally based on relevant utilization measures such as number of transactions, headcount and square footage. Where determinations based on utilization are impracticable, Disney uses other methods and criteria that it believes to be reasonable estimates of cost attributable to the ABC Radio Business. Total G&A allocated to the ABC Radio Business and included in allocated general and administrative expense was $5.0 million and $5.2 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $23.1 million, $19.2 million and $16.1 million for the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively.

Disney charges the ABC Radio Business rent for office and studio space based on an allocation that the ABC Radio Business’ management believes to be reasonable. The ABC Radio Business was allocated approximately $1.1 million and $1.0 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $4.0 million, $3.1 million and $3.0 million, for the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively. These amounts are allocated equally between production and general and administrative costs within operating expenses. Disney, or one of its subsidiaries or affiliates, and the combined company are expected to enter into, at or prior to the closing of the merger, several lease agreements that will set forth the terms and conditions of certain continuing real estate relationships, on an interim or ongoing basis, for certain of the studio facilities.

The ABC Radio Business is covered under Disney’s insurance policies or by Disney’s captive insurance company. Allocated insurance charges totaled $0.2 million and $0.5 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $1.6 million, $1.7 million and $2.1 million for the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively. These amounts are included as general and administrative costs.

Disney purchases advertising spots from the ABC Radio Business at fair value rates through advertising agencies. Revenues recognized by the ABC Radio Business for advertising sold to Disney were $1.9 million and $2.1 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $7.5 million, $7.9 million and $8.3 million during the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively. The ABC Radio Business provides at no cost certain promotional services to Disney which consist primarily of advertising spots, on-air mentions, trip giveaways and celebrity interviews. Generally, airtime provided represents airtime that would have otherwise gone unsold and the incremental cost to provide such advertising time is insignificant.

Disney charges the ABC Radio Business for certain news programming based on cost allocation methodologies that the ABC Radio Business’ management considers to be reasonable. Amounts charged to the ABC Radio Business for these services were $5.0 million and $5.1 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $20.1 million, $20.7 million and $20.5 million during the years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively. These amounts are included as programming costs within operating expenses. In connection with the merger, Citadel, or one of its subsidiaries, and The American Broadcasting Companies, Inc., a wholly-owned subsidiary of Disney, will enter into, at or prior to the closing of the merger, the ABC News Production/Distribution Agreement. This agreement will govern the terms by which The American Broadcasting Companies will produce a radio version of its ABC News service, and Citadel, or one of its subsidiaries, will distribute the ABC News service to its radio station affiliates. The initial term of this agreement is expected to be 10 years, which may be extended in accordance with the terms of the agreement.

Certain employees of the ABC Radio Business participate in Disney’s pension and post-retirement medical benefit plans. Therefore, these plans are accounted for by the ABC Radio Business as multi-employer plans which requires the ABC Radio Business to expense its annual contributions. Pension and post-retirement medical benefit plan expenses of $0.9 million for the three months ended December 31, 2005, and $3.6 million and $3.5 million for the fiscal years ended September 30, 2006 and October 1, 2005, respectively, were included in general and administrative costs. There were no contributions for the three months ended December 30, 2006 or fiscal year 2004.

Additionally, the ABC Radio Business’ employees participate in a Disney savings and investment plan that allows eligible employees to contribute up to 10% of their salaries through payroll deductions. The ABC Radio Business matches 50% of each employee’s pre-tax contributions, up to plan limits. The cost of this plan was $0.2 million and $0.3 million for the three months ended December 30, 2006 and December 31, 2005 and $1.6 million, $1.4 million and $1.2 million for the fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively, which is reported in operating expenses.

Employees of the ABC Radio Business participate in Disney’s medical and other health and welfare plans. Disney allocates a portion of its medical plan costs to the ABC Radio Business based on the number of participants. $1.6 million and $1.8 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $6.9 million, $6.6 million and $6.6 million for the fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively, of these medical plan costs were included in general and administrative costs.

Certain employees of the ABC Radio Business participate in Disney’s equity based incentive plans under which stock options and RSUs may be granted to key executives and management of the ABC Radio Business. Effective in January 2003, options granted for Disney common stock generally vest ratably over a four-year period from the grant date, while options granted prior to January 2003 generally vest over a five-year period from the grant date. Effective with grants made in the quarter ended April 2, 2005, the term of these option lives has generally been reduced to seven years instead of ten years as historically granted. Equity based compensation expense related to these plans of $2.3 million and $2.4 million for the three months ended December 30, 2006 and December 31, 2005, respectively, and $8.9 million, $9.8 million and $1.4 million for the fiscal years ended September 30, 2006, October 1, 2005 and September 30, 2004, respectively, was included in programming, production and distribution, selling, and general and administrative operating expenses.

Critical Accounting Policies and Estimates

Use of Estimates

The ABC Radio Business prepares its combined financial statements in conformity with accounting principles generally accepted in the United States of America, which require it to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The ABC Radio Business bases its estimates on historical experience and on various other assumptions that are believed to be reasonable judgments. Actual results could differ from these estimates under different assumptions and conditions.

The ABC Radio Business considers the following policies to be most critical in understanding the judgments involved in preparing its financial statements and the uncertainties that could affect its results of operations, financial condition and cash flows.

Impairment of Intangible Assets

Intangible assets consist primarily of FCC broadcast licenses and goodwill that have been acquired in purchase combinations. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, on January 1, 2002, the ABC Radio Business ceased amortization of goodwill and FCC licenses, which are indefinite-lived intangible assets. Other intangible assets are amortized on a straight-line basis over the contractual lives of the assets.

Goodwill is allocated to the ABC Radio Business’ two reporting units: the ABC Radio Stations business and the ABC Radio Network business. The fair value of the reporting unit is compared to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of goodwill within the reporting unit is less than the carrying value of its goodwill. Fair values for both reporting units are determined based on discounted cash flows.

The ABC Radio Business evaluates its FCC licenses for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the licenses are compared to their carrying amounts and if the carrying amounts are greater than the licenses fair value, an impairment loss is recognized. In the fourth quarter of fiscal year 2006, the ABC Radio Business completed its annual impairment assessment of goodwill and FCC licenses and recorded a non-cash, pre-tax impairment charge of $4.7 million for two of its FCC licenses.

Allowance for Doubtful Accounts

The ABC Radio Business recognizes an allowance for doubtful accounts based on historical experience of bad debts as a percent of its aged outstanding receivables, adjusted for improvements or deteriorations in current economic conditions and their impact on account collectibility of customer receivables.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123). SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123R is similar to the approach described in Statement 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Certain employees of the ABC Radio Business participate in Disney’s equity based incentive plans under which Disney stock options and Disney RSUs may be granted to key executives and management. The ABC Radio Business adopted SFAS 123R effective October 1, 2004. Fiscal years prior to 2005 have not been restated. The adoption of SFAS 123R in fiscal 2005 resulted in the recognition of stock option expense of $6.7 million, which reduced net income by $4.0 million (net of tax benefits of $2.7 million). The application of SFAS 123R in fiscal 2006 resulted in stock option expense of $5.3 million, which reduced net income by $3.2 million (net of tax benefits of $2.1 million).

Prior to fiscal 2005, employee stock options were accounted for under the intrinsic value method in accordance with APB 25 and its related interpretations, and were generally granted at market value. Accordingly, compensation expense for stock option awards was generally not recognized in the Combined Statements of Income. Had the ABC Radio Business elected to adopt the fair value approach of SFAS 123R in 2004, pro forma net income would have been $104.2 million, reduced by $5.4 million to reflect the impact of incremental stock option expense, net of tax.

In September 2004, the EITF issued Topic No. D-108, “Use of the Residual Method to Value Acquired Assets Other than Goodwill” (EITF D-108). EITF D-108 requires that a direct value method be used to value intangible assets acquired in business combinations completed after September 29, 2004. EITF D-108 also requires the ABC Radio Business to perform an impairment test using a direct value method on all intangible assets that were previously valued using the residual method. Any impairments arising from the initial application of a direct value method are reported as a cumulative effect of accounting change. The ABC Radio Business adopted EITF D-108 for the fiscal year ended October 1, 2005 and recorded a non-cash, $2.2 million pre-tax charge ($1.3 million after-tax) as a cumulative effect of accounting change.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in FIN 48 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. FIN 48 must be applied to all existing tax positions upon initial adoption. The cumulative effect of applying FIN 48 at adoption, if any, is to be reported as an adjustment to opening retained earnings for the year of adoption. FIN 48 is effective for the ABC Radio Business’ 2008 fiscal year, although early adoption is permitted. The ABC Radio Business is currently assessing the potential effect of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for financial statements issued for the ABC Radio Group’s 2009 fiscal year, although early adoption is permitted. The ABC Radio Business is currently assessing the potential effect of SFAS 157 on its financial statements.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

Selected Historical Combined Financial Data of the ABC Radio Business

The following table contains historical financial data derived from the audited ABC Radio Business’ combined financial statements for each of the fiscal years ended September 30, 2006, October 1, 2005, September 30, 2004 and 2003, the unaudited ABC Radio Business’ combined financial statements for the three months ended December 30, 2006 and December 31, 2005, and the unaudited historical financial data for the fiscal year ended September 30, 2002.

The historical combined statements of operations data and the historical combined balance sheets and cash flows for the three months ended December 30, 2006 and December 31, 2005 and the fiscal year ended September 30, 2002 are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments that are necessary for a fair presentation of such data. This information is only a summary and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” beginning on page 57 and the ABC Radio Business’ audited and unaudited combined financial statements and the related notes included elsewhere within this document.

	ABC Radio Business
	Three Months Ended		Fiscal Years Ended
	December 30,	December 31,	September 30,	October 1,	September 30,
	2006	2005	2006	2005	2004	2003	2002
	(in thousands)
Operating Data:
Net revenues	$144,121	$141,420	$538,721	$571,890	$571,111	$584,328	$559,583
Income before cumulative effect of accounting change	25,267	21,088	78,281	101,942	109,619	118,008	113,667
Net income	25,267	21,088	78,281	100,651	109,619	118,008	113,667

Other Data:
Cash flow provided by (used by):
Operating activities	$20,342	$31,928	$99,299	$113,808	$128,024	$111,680	$115,700
Investing activities	(67)	(645)	(8,432)	(8,576)	(6,038)	(2,048)	(4,464)
Financing activities	(19,703)	(31,279)	(91,203)	(106,079)	(127,928)	(103,387)	(117,943)

	ABC Radio Business
	As of December 30,	Fiscal Years Ended
		September 30,	October 1,	September 30,
	2006	2006	2005	2004	2003	2002
	(in thousands)

Balance Sheet Data:
Total assets	$1,576,064	$1,569,080	$1,583,958	$1,587,200	$1,609,714	$1,603,450
Group equity	1,390,701	1,385,137	1,398,059	1,403,487	1,421,796	1,409,398

The following table presents certain unaudited combined quarterly information for the ABC Radio Business for the quarter ended December 30, 2006 and for each of the quarters in the fiscal years ended September 30, 2006 and October 1, 2005. This information includes, in the opinion of management, all adjustments consisting of normal, recurring adjustments that are necessary for a fair presentation of the unaudited quarterly results of operations set forth herein.

	Three Months Ended
	December 30
	(in thousands)
Fiscal 2007
Net revenues	$144,121
Income before cumulative effect of accounting change	25,267
Net income	25,267

	Three Months Ended
	December 31	April 1	July 1	September 30
	(in thousands)
Fiscal 2006
Net revenues	$141,420	$119,163	$145,694	$132,444
Income before cumulative effect of accounting change	21,088	9,832	28,094	19,267
Net income	21,088	9,832	28,094	19,267

	Three Months Ended
	January 1	April 2	July 2	October 1
	(in thousands)
Fiscal 2005
Net revenues	$143,244	$130,692	$155,135	$142,819
Income before cumulative effect of accounting change	24,162	18,692	31,801	27,287
Net income	24,162	18,692	31,801	25,996

Selected Historical Consolidated Financial Data of Citadel

The following table sets forth summary historical consolidated financial data of Citadel Broadcasting Corporation. The statement of operations data and other data for the fiscal years ended December 31, 2005, 2004 and 2003, and the balance sheet data as of December 31, 2005 and 2004, are derived from the audited consolidated financial statements incorporated by reference in this document. The statement of operations data and other data for the nine-month periods ended September 30, 2006 and 2005, and the balance sheet data as of September 30, 2006, are derived from the unaudited consolidated financial statements incorporated by reference in this document. The statement of operations data and other data for the year ended December 31, 2002 and for the period from June 26, 2001 through December 31, 2001, and the balance sheet data as of December 31, 2003, 2002 and 2001, are derived from the audited consolidated financial statements contained in Citadel Broadcasting Corporation annual reports on Form 10-K filed with the Securities and Exchange Commission, which have not been incorporated by reference in this document. The historical financial data for the period from January 1, 2001 through June 25, 2001 are from the audited consolidated financial statements of Citadel’s predecessor company, which are not contained in Citadel’s annual reports on Form 10-K or incorporated by reference into this report. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213. You should read the following data in conjunction with those consolidated financial statements and related notes, and in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations of Citadel Broadcasting Corporation” contained in Citadel’s annual report on Form 10-K for the year ended December 31, 2005 and quarterly report on Form 10-Q for the period ended September 30, 2006, which are incorporated by reference in this document. The historical results are not necessarily indicative of results to be expected in any future period. The amounts in the chart below are in thousands, except for per share data amounts.

	Citadel							Predecessor Company
	Nine Months Ended September 30,		Year Ended December 31,				Period from June 26 through December 31, 2001	Period from January 1 through June 25, 2001
	2006	2005	2005	2004	2003	2002
	(in thousands, except per share data)
Operating Data:
Net broadcasting revenue	$318,970	$311,580	$419,907	$411,495	$371,509	$348,869	$168,187	$155,297
Operating expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below	89,216	85,759	118,949	116,579	99,832	94,368	54,924	53,759
Selling, general and administrative	91,714	89,240	118,489	118,611	112,090	114,622	56,938	57,076
Corporate general and administrative (1)	20,213	10,299	15,363	15,566	20,433	36,637	6,038	20,393
Local marketing agreement fees	947	1,402	1,723	2,081	2,405	604	731	201
Asset impairment (2)	149,769	—	—	—	—	—	—	—
Depreciation and amortization (3)	13,821	16,818	22,346	101,270	140,659	143,079	99,054	53,077
Non-recurring merger charges (4)	—	—	—	—	—	—	—	40,596
Non cash charge related to contract obligations (5)	—	—	—	16,449	—	—	—	—
Other, net	(656)	(379)	(353)	(776)	53	1,231	113	1,922

Total operating expenses	365,024	203,139	276,517	369,780	375,472	390,541	217,798	227,024

Operating (loss) income	(46,054)	108,441	143,390	41,715	(3,963)	(41,672)	(49,611)	(71,727)

Interest expense, net	23,913	15,067	21,137	17,345	48,254	61,707	34,821	41,337
Write off of deferred financing costs due to extinguishment of debt (6)	—	—	—	13,615	9,345	—	—	39,097

(Loss) income before income tax (benefit) expense	(69,967)	93,374	122,253	10,755	(61,562)	(103,379)	(84,432)	(152,161)
Income tax (benefit) expense (7)	(23,032)	39,463	52,496	(63,813)	28,008	(14,219)	(30,797)	(2,823)

Net (loss) income	(46,935)	53,911	69,757	74,568	(89,570)	(89,160)	(53,635)	(149,338)
Dividend requirement and premium paid on redemption of exchangeable preferred stock (8)	—	—	—	—	—	6	2	26,994

Net (loss) income applicable to common shares	$(46,935)	$53,911	$69,757	$74,568	$(89,570)	$(89,166)	$(53,637)	$(176,332)

Net (loss) income per share:
Basic	$(0.42)	$0.45	$0.59	$0.58	$(0.83)	$(0.93)	$(0.56)

Diluted	$(0.42)	$0.42	$0.55	$0.54	$(0.83)	$(0.93)	$(0.56)

Weighted average common shares outstanding:
Basic	111,546	120,804	119,234	129,191	107,360	96,134	96,134

Diluted	111,546	135,552	134,534	143,379	107,360	96,134	96,134

Distributions declared per common share	$0.54	—	$0.18	—	—	—	—

	Citadel							Predecessor Company
	Nine Months Ended September 30,		Year Ended December 31,				Period from June 26 through December 31, 2001	Period from January 1 through June 25, 2001
	2006	2005	2005	2004	2003	2002
	(in thousands, except per share data)
Other Data:
Cash flow provided by (used in):
Operating activities	$98,288	$101,803	$140,773	$147,146	$84,035	$64,104	$17,641	$(166)
Investing activities	(39,102)	(38,974)	(45,535)	(156,383)	(174,409)	(14,339)	(1,063,881)	2,222
Financing activities	(57,909)	(60,282)	(91,966)	6,718	91,707	(48,297)	1,046,906	(5,187)
Capital expenditures	(7,135)	(6,070)	8,112	8,948	6,162	14,695	4,716	3,165
Current tax expense	2,369	2,292	2,861	2,556	1,421	1,059	525	(5)
Deferred tax (benefit) expense	(25,401)	37,171	49,635	(66,369)	26,587	(15,278)	(31,322)	(2,818)

	Citadel
	September 30, 2006	December 31,
		2005	2004	2003	2002	2001
	(in thousands, except per share data)
Balance Sheet Data:
Cash and cash equivalents	$5,497	$4,220	$948	$3,467	$2,134	$666
Working capital	52,247	21,995	69,930	52,181	29,083	44,997
Intangible assets, net	1,997,192	2,126,870	2,104,058	2,043,286	1,987,480	2,109,825
Total assets	2,208,647	2,333,325	2,315,698	2,249,333	2,198,333	2,325,352
Long-term debt and other liabilities (including current portion)	759,862	675,055	655,199	693,175	1,033,479	1,070,674
Exchangeable preferred stock	—	—	—	—	—	39
Shareholders’ equity	1,129,449	1,274,699	1,380,383	1,232,444	866,575	940,604

Notes to Selected Historical Consolidated Financial Data of Citadel:

(1)	Certain reclassifications have been made to prior year amounts to conform them to the current year presentation. Non-cash stock-based compensation has been reclassified.
(2)	In accordance with SFAS No. 142, Citadel conducted an interim impairment test during the quarter ended June 30, 2006. The analysis resulted in a non-cash impairment charge in the second quarter of 2006 of $149.8 million on a pre-tax basis to reduce the carrying amount of FCC licenses and goodwill.
(3)	Citadel adopted SFAS No. 142 on January 1, 2002. See Note 2 to the Consolidated Financial Statements on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission, which has been incorporated by reference in this document.
(4)	In connection with Citadel’s acquisition of Citadel Communications Corporation, Citadel’s predecessor company incurred approximately $40.6 million in non-recurring merger-related charges during the period from January 1, 2001 through June 25, 2001. These charges primarily included $26.9 million paid to employees for the cancellation of stock options as provided for under the merger agreement, $9.8 million for a merger fairness opinion, $2.5 million for legal, accounting and other professional fees and $0.9 million for a legal settlement to its stockholders.
(5)	Operating income for 2004 reflects a non-cash charge of approximately $16.4 million primarily due to Citadel’s settlement with its previous national representation firm. Under the terms of the settlement, Citadel’s new representation firm settled Citadel’s obligations under the settlement agreement with its previous representation firm and entered into a new long term contract with Citadel.
(6)

In connection with Citadel’s acquisition of Citadel Communications Corporation and the related extinguishment of substantially all of its 10 1/4% senior subordinated notes due 2007 and all of Citadel’s predecessor company’s 9 1/4% senior subordinated notes due 2008, Citadel’s predecessor company recorded a loss of approximately $39.1 million in the period from January 1, 2001 through June 25, 2001. Citadel’s initial public offering registration statement with the SEC was declared effective on July 31, 2003, and Citadel used substantially all of the net proceeds of the initial public offering to repay amounts outstanding under its senior debt. In connection with the repayment, Citadel wrote off deferred financing costs of $8.2 million. Effective December 10, 2003, Citadel Broadcasting Company amended its credit facility, and in connection with the amendment, Citadel wrote off deferred financing costs of $1.2 million in the fourth quarter of 2003. On February 18, 2004, Citadel sold 9,630,000 shares of common stock at $19.00 per share and concurrently sold $330.0 million principal amount of convertible subordinated notes. Citadel used all of the net proceeds from these transactions to retire the $500.0 million of 6% subordinated debentures it had issued in June of 2001, and in connection with this repayment, wrote off deferred financing costs of approximately $10.6 million. In August 2004, Citadel Broadcasting Company entered into a new senior credit facility that provides for $600.0 million in revolving loans through January 15, 2010. In connection therewith, Citadel Broadcasting Company repaid amounts outstanding under the previous credit facility and wrote off approximately $3.0 million in deferred financing costs.

(7)	Citadel recorded a non-cash deferred income tax benefit during the period from June 26, 2001 through December 31, 2001. This benefit represents the utilization of deferred tax liabilities recorded at the date of Citadel’s acquisition of its predecessor company. For the year ended December 31, 2002, due to an increase in valuation allowance related primarily to Citadel’s net operating loss carryforwards, the tax benefit was limited to $14.2 million. For the year ended December 31, 2003, the income tax expense of $28.0 million was primarily due to the amortization of indefinite lived intangibles for income tax purposes, for which no benefit can be recognized in the financial statements until the assets are disposed of. Income tax benefit for the year ended December 31, 2004 was primarily due to the reversal of Citadel’s valuation allowance associated with its deferred tax assets, the most significant of which was the operating loss carryforward.
(8)

In connection with Citadel’s acquisition of Citadel Communications Corporation, Citadel’s predecessor company recorded a $20.2 million premium paid on the redemption of substantially all of its 13 1/4% Exchangeable Preferred Stock. In addition, Citadel’s predecessor company paid $6.8 million in dividends on the exchangeable preferred stock during the period from January 1, 2001 through June 25, 2001 and $12.5 million during the year ended December 31, 2000.

Unaudited Pro Forma Combined Condensed Financial Statements of the ABC Radio Business

The unaudited pro forma combined condensed financial statements in the tables below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of the ABC Radio Business would have been had the separation occurred as of the date or for the periods presented. The unaudited pro forma combined condensed financial statements also do not indicate what the financial position or future results of operations of Citadel or the ABC Radio Business will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies as a result of the merger or separation or for any potential inefficiencies or loss of synergies that may result from the separation or the merger.

The following unaudited pro forma combined condensed financial statements were prepared in order to adjust the historical combined financial statements of the ABC Radio Business to reflect its separation from Disney in accordance with the separation agreement. The unaudited pro forma combined condensed financial statements have been prepared based on the terms of the ABC Radio Holdings commitment letter as if ABC Radio Holdings’ initial term facility had not been refinanced within four weeks, the initial term facility had been converted on the conversion date into the financing described in the commitment letter, and such converted financing remained outstanding for the respective pro forma periods presented. See “Financing of the Spin-Off and the Merger—ABC Radio Holdings Debt” beginning on page 177 for details regarding the ABC Radio Holdings commitment letter. The unaudited pro forma combined condensed statements of operations for the year ended October 1, 2005 and for the nine months ended September 30, 2006 assume that the separation occurred as of the beginning of the fiscal year presented. The unaudited pro forma combined condensed balance sheet as of September 30, 2006 assumes that the separation occurred on September 30, 2006. We derived the historical financial data for the fiscal year ended October 1, 2005 and as of and for the nine months ended September 30, 2006 from the audited ABC Radio Business’ combined financial statements included in this document as further described in the related discussion of the nine-month period ended September 30, 2006 included in note (5) to the following unaudited pro forma combined condensed financial statements.

For purposes of the unaudited pro forma combined condensed financial statements that follow, we have assumed that the amount of the ABC Radio Holdings debt incurred in connection with the separation will be $1.35 billion, the proceeds of which will be retained by Disney (or one of its affiliates). We have also assumed that the principal terms of the ABC Radio Holdings debt will be consistent with the terms of the financing commitment letter, dated as of November 17, 2006, by and among ABC Radio Holdings, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Certain key provisions of the definitive credit agreements contemplated by the ABC Radio Holdings commitment letter, including, among others, financial covenants, are not addressed in the commitment letter and could be material to the liquidity or capital resources of the ABC Radio Business. The ABC Radio Holdings commitment letter is subject to customary closing conditions, including the satisfaction of a maximum leverage test at the closing of that financing, which specifies that the amount of borrowings under the commitment letter and other indebtedness of ABC Radio Holdings and its subsidiaries may not exceed that amount at which ABC Radio Holdings’ pro forma ratio of total debt to adjusted EBITDA over a trailing 12-month period equals 9 to 1. The lenders are not obligated to provide funds if the financing has not closed by August 6, 2007.

The pro forma adjustments for the periods presented reflect increased interest expense expected to be incurred after giving effect to the ABC Radio Holdings debt. The determination of expected interest expense is based on the principal terms of the ABC Radio Holdings commitment letter as described in the preceding paragraph.

Cash flows expected to be generated from the operations of ABC Radio Holdings may not be sufficient to fund the net working capital payment (see note (7) to the following unaudited pro forma combined condensed financial statements) in addition to principal payments expected to be required under the definitive documents contemplated by the ABC Radio Holdings commitment letter. See further discussion in notes (1), (3), (6) and (7) to the following unaudited pro forma combined condensed financial statements of the ABC Radio Business.

As discussed more fully in note (8) to the following unaudited pro forma combined condensed financial statements of the ABC Radio Business, the total financing available under the ABC Radio Holdings commitment letter is insufficient to fund the deferred financing costs prescribed in the commitment letter. These deferred financing costs do not actually become due and payable, however, unless and until the borrowings under the ABC Radio Holdings commitment letter remain outstanding four weeks after the closing of such financing.

Because the ABC Radio Business was formerly a part of Disney rather than a stand-alone company, certain general and administrative costs were allocated to the ABC Radio Business in the years covered by the historical financial statements of the ABC Radio Business. However, these expenses may not be indicative of, and it is not feasible to estimate, the nature and level of expenses which might have been incurred had the ABC Radio Business been operated as an independent company for the periods presented.

WE ARE PROVIDING THIS UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS FOR ILLUSTRATIVE PURPOSES ONLY, AND THIS INFORMATION SHOULD NOT BE RELIED UPON FOR PURPOSES OF MAKING ANY INVESTMENT OR OTHER DECISIONS. THE ABC RADIO BUSINESS MAY HAVE PERFORMED DIFFERENTLY HAD IT BEEN SEPARATED FROM DISNEY DURING THE PERIODS PRESENTED. YOU SHOULD NOT RELY ON THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AS BEING INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD THE ABC RADIO BUSINESS BEEN SEPARATED FROM DISNEY DURING THE PERIODS PRESENTED OR OF THE FUTURE RESULTS OF THE ABC RADIO BUSINESS OR THE COMBINED COMPANY.

ABC Radio Business

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2006

(in thousands)

	ABC Radio Business Historical	ABC Radio Business Separation Adjustments		ABC Radio Business Pro Forma for the Separation
ASSETS
Current assets:
Cash	$850	$1,350,000	(1)	$850
		(1,350,000	)(1)
Accounts receivable, net	110,449	—		110,449
Prepaid expenses and other current assets	14,282	—		14,282
Deferred tax assets	4,197	—		4,197

Total current assets	129,778	—		129,778

Property and equipment, net	61,018	—		61,018
FCC licenses	479,674	—		479,674
Goodwill	894,915	—		894,915
Other assets, net	3,695	20,875	(8)	24,570

Total assets	$1,569,080	$20,875		$1,589,955

LIABILITIES AND GROUP EQUITY
Current liabilities:
Accounts payable, accrued liabilities and other liabilities	$20,143	$26,400	(7)	$67,418
		20,875	(8)
Current portion of senior debt	—	28,500	(1)	28,500

Total current liabilities	20,143	75,775		95,918

Long term liabilities:
Senior debt, net of current portion	—	1,071,500	(1)	1,071,500
Subordinated debt	—	250,000	(1)	250,000
Other long-term liabilities	562	—		562
Deferred income tax liabilities	163,238	—		163,238

Total liabilities	183,943	1,397,275		1,581,218

Group equity	1,385,137	(1,350,000	)(1)	8,737
		(26,400	)(7)

Total liabilities and group equity	$1,569,080	$20,875		$1,589,955

See notes to unaudited pro forma combined condensed financial statements of the ABC Radio Business

ABC Radio Business

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended October 1, 2005

(in thousands)

	ABC Radio Business Historical	ABC Radio Business Separation Adjustments		ABC Radio Business Pro Forma for the Separation
Net broadcasting revenue	$571,890	$10,700	(2)	$583,090
		500	(2)

Operating expenses
Operating expenses	393,777	3,300	(2)	395,877
		(1,200	)(2)
Depreciation and amortization	7,195	—		7,195

Total operating expenses	400,972	2,100		403,072

Operating income	170,918	9,100		180,018
Interest expense, net	—	111,000	(3)(6)	115,700
		4,700	(9)

Income (loss) before cumulative effect of accounting change and income taxes	170,918	(106,600)		64,318
Income tax expense (benefit)	68,976	(43,066	)(4)	25,910

Net income (loss) before cumulative effect of accounting change	$101,942	$(63,534)		$38,408

See notes to unaudited pro forma combined condensed financial statements of the ABC Radio Business

ABC Radio Business

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Nine Months Ended September 30, 2006

(in thousands)

	ABC Radio Business Historical Fiscal Year Ended September 30, 2006	ABC Radio Business Historical Quarter Ended December 31, 2005(5)	ABC Radio Business Historical Nine Months Ended September 30, 2006	ABC Radio Business Separation Adjustments		ABC Radio Business Pro Forma for the Separation
Net broadcasting revenue	$538,721	$141,420	$397,301	$8,300	(2)	$406,001
				400	(2)

Operating expenses
Operating expenses	395,186	104,321	290,865	2,600	(2)	292,565
				(900	)(2)
Asset impairment	4,662	—	4,662			4,662
Depreciation and amortization	7,715	1,705	6,010	—		6,010

Total operating expenses	407,563	106,026	301,537	1,700		303,237

Operating income	131,158	35,394	95,764	7,000		102,764
Interest expense, net	—	—	—	82,700	(3)(6)	86,200
				3,500	(9)

Income (loss) before income taxes	131,158	35,394	95,764	(79,200)		16,564
Income tax expense (benefit)	52,877	14,306	38,571	(31,997	)(4)	6,574

Net income (loss)	$78,281	$21,088	$57,193	$(47,203)		$9,990

See notes to unaudited pro forma combined condensed financial statements of the ABC Radio Business

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF THE ABC RADIO BUSINESS

(1)	ABC Radio Holdings is a wholly-owned subsidiary of Disney that, after the separation, will own the ABC Radio Business. On November 17, 2006, ABC Radio Holdings, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. signed a commitment letter, which expires on August 6, 2007, regarding the indebtedness to be incurred by ABC Radio Holdings in connection with the separation. See “Financing of the Spin-Off and the Merger” beginning on page 177 for a detailed description of the terms of the indebtedness. Certain key provisions of the definitive credit agreements contemplated by the ABC Radio Holdings commitment letter, including, among others, financial covenants, are not addressed in the commitment letter and could be material to the ABC Radio Business. In addition, the ABC Radio Holdings commitment letter is subject to customary closing conditions, including that in no event will the borrowings under the commitment letter and other indebtedness of ABC Radio Holdings and its subsidiaries exceed that amount at which the ABC Radio Holdings’ pro forma ratio of total debt to adjusted EBITDA over a trailing 12-month period equals 9 to 1, which is referred to as the ABC leverage test. For purposes of these unaudited pro forma combined condensed financial statements, we have assumed that the principal terms of the definitive credit agreement contemplated by the ABC Radio Holdings commitment letter, or the principal terms of any alternative financing, will be consistent with the commitment letter.

It is expected that ABC Radio Holdings will incur between approximately $1.1 billion and $1.35 billion of indebtedness determined pursuant to a formula set forth in the separation agreement and merger agreement. The precise amount of the ABC Radio Holdings debt will be based on the closing share price of Citadel common stock on the NYSE during a specified measurement period prior to closing, and determined in accordance with a collar mechanism set forth in the separation agreement and merger agreement and can not exceed the maximum of $1.35 billion of indebtedness, subject to the ABC leverage test. See “The Transactions—Transaction Consideration—Determination of Amount of ABC Radio Holdings Debt” beginning on page 110. Disney or one of its affiliates will retain the proceeds of this debt, and the corresponding debt obligation will remain with ABC Radio Holdings. For purposes of these unaudited pro forma combined condensed financial statements, we have assumed that ABC Radio Holdings incurs $1.35 billion of indebtedness at the closing, which is the maximum amount available under the ABC Radio Holdings commitment letter.

Under the ABC Radio Holdings commitment letter, on the date that is four weeks after the initial funding, which is referred to as the conversion date, unless the ABC Radio Holdings debt has already been refinanced, the initial term loan facility is expected to be automatically converted into the following:

•

a senior secured bank facility consisting of (i) four-year tranche A term loans in the amount of up to $300 million and (ii) four and one-half year tranche B term loans in the amount of up to $800 million; and

•	an unsecured subordinated bank facility consisting of five-year unsecured subordinated term loans in an amount up to $250 million.

The unaudited pro forma combined condensed statements of operations for the year ended October 1, 2005 and for the nine months ended September 30, 2006 have been prepared based on the terms of the ABC Radio Holdings commitment letter as if ABC Radio Holdings’ initial term facility had not been refinanced within four weeks, the initial term facility had been converted on the conversion date into the financing summarized above, and such converted financing remained outstanding for the respective pro forma periods presented. The “Combined Company, as Further Adjusted” column of the unaudited pro forma combined condensed financial statements of Citadel beginning on page 87 assumes that Citadel will refinance the ABC Radio Holdings debt (in addition to Citadel’s existing senior debt) prior to the conversion date.

The table beginning on page 90 in note (1) of the Notes to Unaudited Pro Forma Combined Condensed Financial Statements of Citadel illustrates the potential financial statement impact of the minimum and maximum amount of ABC Radio Holdings debt expected to be incurred.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF THE ABC RADIO BUSINESS—(Continued)

As more fully described in “Financing of the Spin-Off and the Merger” beginning on page 177, the ABC Radio Holdings commitment letter contemplates a schedule for when principal payments will be due under the senior credit facilities. The principal payments due within one year of $28.5 million are reflected as a current liability in the unaudited pro forma combined condensed balance sheet as of September 30, 2006.

(2)	In connection with the separation, Disney and ABC Radio Holdings are expected to enter into various agreements relating to ongoing relationships between the entities. This pro forma adjustment represents additional revenues expected to be generated and additional operating expenses expected to be incurred due to these agreements. A summary of the material terms of the most significant of these agreements follows:

ESPN Radio Network Sales Representation Agreement

This agreement sets forth the terms under which ABC Radio Holdings will act as the exclusive sales representative for the ESPN Radio Network in connection with the sale of advertising on behalf of the ESPN Radio Network. ABC Radio Holdings will provide a sales staff to solicit advertising and manage the billing and collection functions in exchange for 20% of all net sales generated on behalf of the ESPN Radio Network for the initial two-year term of the agreement. These pro forma revenues are estimated at approximately $10.7 million and $8.3 million for the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively. The agreement will be renewed for two successive one-year renewal periods if certain sales levels are achieved. The pro forma net revenue adjustment is based on 20% of qualifying revenue historically generated on behalf of the ESPN Radio Network by ABC Radio Holdings, for the applicable periods presented. The operating expense pro forma adjustments of approximately $3.3 million and $2.6 million for the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively, are estimated based on historical expenses incurred.

Radio Disney Stations’ Sales Representation Agreement

This agreement sets forth the terms under which ABC Radio Holdings will act as a non-exclusive sales representative in connection with the sale of local advertising on behalf of Disney’s Radio Disney broadcast stations for a two-year term. Pursuant to the agreement, ABC Radio Holdings will pay an annual, non-refundable guarantee of $1.545 million in the first year of the agreement against net sales received from the sale of local advertising generated by ABC Radio Holdings. The amount of the annual guarantee will increase by 5% during each subsequent year of the agreement. ABC Radio Holdings will receive 20% of net sales in excess of the guarantee amount on January 1 and June 1 of each year of the agreement. The pro forma net revenue adjustment represents 20% of estimated historical Radio Disney net revenues generated by the sales staff of ABC Radio Holdings. These pro forma revenues are estimated at approximately $0.5 million and $0.4 million for the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively. The operating expense pro forma adjustments of less than $0.1 million for each of the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively, are estimated based on estimated sales commissions incurred on the related net revenue. The pro forma revenue adjustment assumes that the minimum guarantee amount has been met for the period; therefore, no additional payments would be due pursuant to the guarantee.

Lease Agreements

Multiple Disney entities and ABC Radio Holdings will enter into various lease agreements for varying periods that set forth the terms and conditions for the lease of office space, studios and broadcasting facilities to be utilized by the Disney entities or ABC Radio Holdings subsequent to the merger. These sublease agreements are expected to offset operating expenses on a pro forma basis during the year ended October 1, 2005 and the nine months ended September 30, 2006 by approximately $1.2 million and $0.9 million, respectively.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF THE ABC RADIO BUSINESS—(Continued)

(3)	The pro forma adjustments for the year ended October 1, 2005 and the nine months ended September 30, 2006 reflect increased interest expense after giving effect to the $1.35 billion ABC Radio Holdings debt expected to be incurred under the terms described in note (1) above. The components of the rates of interest to be incurred on the various debt facilities are described more fully in “Financing of the Spin-Off and the Merger” beginning on page 177. Based on the interest rate terms specified in the agreement, estimated pro forma interest expense was calculated as follows:

Year Ended October 1, 2005:

Debt Facility	Weighted Average Balance (in millions)	Applicable Base Rate	Months Outstanding	Underlying Average Interest Rate (including applicable borrowing margin)	Estimated Interest Expense (in millions)
Initial Term Facility	$1,350	One-month LIBOR as of November 27, 2006	1	7.07%	$8.0
Tranche A Term Loans	294	One-month LIBOR as of November 27, 2006	11	7.57%	20.4
Tranche B Term Loans	797	One-month LIBOR as of November 27, 2006	11	7.82%	57.1
Subordinated Debt	250	Three-month LIBOR as of November 27, 2006	11	11.05%	25.3
Annual administration fee					0.2

Total interest expense					$111.0

Nine Months Ended September 30, 2006:

Debt Facility	Weighted Average Balance (in millions)	Applicable Base Rate	Months Outstanding	Underlying Average Interest Rate (including applicable borrowing margin)	Estimated Interest Expense (in millions)
Initial Term Facility	$1,350	One-month LIBOR as of November 27, 2006	1	7.07%	$8.0
Tranche A Term Loans	297	One-month LIBOR as of November 27, 2006	8	7.57%	15.0
Tranche B Term Loans	798	One-month LIBOR as of November 27, 2006	8	7.82%	41.6
Subordinated Debt	250	Three-month LIBOR as of November 27, 2006	8	10.81%	18.0
Annual administration fee					0.1

Total interest expense					$82.7

For purposes of these unaudited pro forma combined condensed financial statements, we have assumed that ABC Radio Holdings incurs $1.35 billion of indebtedness at the closing, which is the maximum amount available under the ABC Radio Holdings commitment letter, subject to the ABC leverage test described in note (1) above. See the table included at the end of note (1) above for information regarding the potential impact on the pro forma financial statements if the maximum amount of ABC Radio Holdings debt is not incurred.

(4)	The tax effect of the other pro forma adjustments is calculated at a rate of 40.4%.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF THE ABC RADIO BUSINESS—(Continued)

(5)	The audited historical results of the ABC Radio Business for the fiscal year ended September 30, 2006 were reduced by the unaudited results for the quarter ended December 31, 2005 to derive the nine months ended September 30, 2006.
(6)	Several factors implicit in the terms of the senior and subordinated debt instruments could cause estimated interest expense incurred to vary as described below, and these amounts are not reflected in the unaudited pro forma combined condensed financial statements presented.

If each of the senior and subordinated debt instruments were rated below the levels described in “Financing of the Spin-Off and the Merger” beginning on page 177 and accordingly, were subject to the increased borrowing margins also described in “Financing of the Spin-Off and the Merger”, interest expense would increase by approximately $3.6 million and $2.7 million for the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively, and net income would decrease by approximately $2.2 million and $1.6 million for the same annual and nine-month period, respectively, as a result.

The ABC Radio Holdings commitment letter discussed in note (1) above is subject to customary closing conditions, including the ABC leverage test described in note (1) above. If ABC Radio Holdings were unable to borrow in accordance with the terms of the commitment letter, a hypothetical fluctuation in the borrowing margin for each 1/8 percent increase would decrease net income by approximately $1.0 million for the year ended October 1, 2005 and approximately $0.8 million for the nine-month period.

The interest rates applicable to each debt instrument will vary based on the underlying applicable base rate. Assuming a hypothetical increase in overall interest rates of 100 basis points applied to the average debt balances expected to be outstanding, interest expense would increase by approximately $13.4 million and approximately $10.1 million for the year ended October 1, 2005 and the nine months ended September 30, 2006, respectively, and net income would decrease for the year and the interim period by approximately $8.0 million and $6.0 million, respectively.

As described more fully in “Financing of the Spin-Off and the Merger” beginning on page 177, the ABC Radio Holdings subordinated debt is expected to be converted after the initial one-year term into exchange notes with a four-year maturity. The initial rate of interest on the exchange notes is expected to be higher than the rates incurred on the subordinated debt during the first one-year term and is expected to further increase by an additional 0.5% every three months, beginning with the second three-month period following the initial one-year term. The interest rate on the exchange notes will be subject to a minimum and maximum rate agreed separately by ABC Radio Holdings and the lenders. Based on current market interest rates in effect and the increases in interest rates expected to occur under the terms of the subordinated debt set forth in the ABC Radio Holdings commitment letter, interest expense in the second year of subordinated financing is expected to be approximately $4.0 million higher than in the first year, and could increase to $4.7 million higher if the initial subordinated loans do not meet the ratings specified.

(7)	Adjusted net working capital is defined in the separation agreement as current assets, excluding deferred income tax assets, less current liabilities, including all long-term indebtedness, and excluding deferred income tax liabilities. If adjusted net working capital of the ABC Radio Business exceeds $78.5 million on the closing date of the merger, ABC Radio Holdings has 30 days after the final determination of the amount of net working capital to remit payment of such excess to Disney. The payment will be made exclusively from cash collections of accounts receivable after the merger closing date. Cash flows expected to be generated from the operations of ABC Radio Holdings may not be sufficient to fund the net working capital payment in addition to principal payments expected to be required under the definitive credit agreements contemplated by the ABC Radio Holdings commitment letter. The liability related to the adjusted net working capital adjustment is estimated at approximately $26.4 million as of September 30, 2006 based on the calculation below:

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF THE ABC RADIO BUSINESS—(Continued)

ABC Radio Business Historical
As of September 30, 2006
(in thousands)
Current assets	$129,800
Deferred income taxes	(4,200)

Current assets, excluding deferred income taxes	125,600

Current liabilities	20,100
Other long-term liabilities	600

Current liabilities, including all indebtedness	20,700

Adjusted net working capital	104,900
Target net working capital	78,500

Excess payable due to Disney	$26,400

(8)	As further discussed in note (1) above, ABC Radio Holdings has received a commitment to provide debt financing in connection with the separation. In connection therewith, we have assumed that ABC Radio Holdings will incur deferred financing costs of approximately $20.9 million, payable on the conversion date. These deferred financing costs, however, will not become actually due and payable unless and until the borrowings under the ABC Radio Holdings commitment letter remain outstanding four weeks after the closing of such financing. Since the total availability under the ABC Radio Holdings commitment letter is insufficient to finance these deferred financing costs, the amount is reflected as a current liability in the unaudited pro forma combined condensed balance sheet as of September 30, 2006.

(9)	As further discussed in note (8) above, we have assumed that ABC Radio Holdings will incur approximately $20.9 million in deferred financing costs associated with the financing of the ABC Radio Holdings debt. These deferred financing costs, however, will not become actually due and payable unless and until the borrowings under the ABC Radio Holdings commitment letter remain outstanding four weeks after the closing of such financing. Based on the maturity dates of the underlying debt facilities contemplated by the ABC Radio Holdings commitment letter, the amortization of these deferred costs would result in interest expense of approximately $4.7 million annually (or approximately $3.5 million for the nine-month period ended September 30, 2006).

Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements

Potential Incremental Financing Costs to be Incurred

ABC Radio Holdings will be required to pay an additional fee one year subsequent to the conversion date of up to approximately $5.9 million if amounts remain outstanding under the subordinated bank facility described in note (1) above. This fee is calculated as a percentage of the amount outstanding under the subordinated facility, and the total fee to be incurred is subject to reduction if outstanding amounts are repaid within time periods up to 90 days, at which point no fees paid will be refunded.

Unaudited Pro Forma Combined Condensed Financial Statements of Citadel

The unaudited pro forma combined condensed financial statements of Citadel contained in the tables below are presented for illustrative purposes only to show how Citadel might have looked if Citadel and the ABC Radio Business had been combined as of and for the periods presented. The unaudited pro forma combined condensed financial statements do not indicate what the financial position or the results of operations of Citadel would have been had the merger occurred as of the date or for the periods presented. They also do not indicate what the financial position or future results of operations of Citadel will be. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies as a result of the merger or for any potential inefficiencies or loss of synergies that may result from the merger.

The unaudited pro forma combined condensed financial statements were prepared in order to adjust the historical financial statements of Citadel to reflect the transactions contemplated by the merger agreement, including the issuance of shares of Citadel common stock to Disney stockholders, the combination of Citadel’s business with the ABC Radio Business and the refinancing of certain outstanding indebtedness.

The Citadel unaudited pro forma combined condensed balance sheet as of September 30, 2006 assumes that the merger occurred as of that date, and the unaudited pro forma combined condensed statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 assume that the merger occurred as of January 1, 2005. We derived the historical financial data for the fiscal year ended December 31, 2005 from the audited financial statements included in Citadel’s annual report on Form 10-K, which is incorporated by reference in this document, and the historical financial data as of and for the nine months ended September 30, 2006 from the unaudited financial statements included in Citadel’s quarterly report on Form 10-Q, which is also incorporated by reference in this document. The following unaudited pro forma combined condensed financial statements should be read in conjunction with the historical financial statements referenced in this paragraph and the unaudited pro forma combined condensed financial statements of the ABC Radio Business provided in this document.

As more fully described in “Accounting Treatment of the Merger” beginning on page 153, the merger will be treated as a purchase of the ABC Radio Business by Citadel as the accounting acquiror in accordance with SFAS 141, “Business Combinations.” Accordingly, goodwill arising from the merger will be determined as the excess of the purchase price for the ABC Radio Business over the fair value of its net assets. The preliminary adjustments to net assets and goodwill as presented in these unaudited pro forma combined condensed financial statements are based upon various estimates. Final determination of the fair market value of assets acquired and liabilities assumed and the final allocation of the purchase price is expected to be based on a third-party independent appraisal.

The pro forma adjustments for the periods presented reflect increased interest expense expected to be incurred after giving effect to the expected refinancing, prior to the conversion date, of up to $1.35 billion ABC Radio Holdings debt to be incurred prior to the merger, as well as the expected refinancing of Citadel’s existing credit facility. For purposes of the unaudited pro forma combined condensed financial statements that follow, we have assumed that the principal terms of the financing will be consistent with the terms of the commitment letter, entered into as of November 17, 2006, by and among ABC Radio Holdings, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. and a commitment letter entered into as of December 20, 2006 between Citadel Broadcasting Corporation, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. Certain key provisions of the definitive credit agreements contemplated by the commitment letters, including, among others, financial covenants, are not addressed in the commitment letters and could be material to the liquidity or capital resources of the ABC Radio Business and Citadel. In addition, the commitment letters are subject to customary closing conditions, including the satisfaction of maximum leverage tests at the closing of the relevant financing. The ABC Radio Holdings debt commitment specifies that the amount of borrowings under the commitment letter and other indebtedness of ABC Radio Holdings and its subsidiaries may not exceed that amount at which ABC Radio Holdings’ pro forma ratio of total debt to adjusted EBITDA over a trailing 12-month period equals 9 to 1. The maximum leverage test contained in the Citadel debt commitment letter is that Citadel’s pro forma ratio of consolidated total debt (where consolidated total debt is to be agreed upon by the parties), including that of ABC Radio Holdings, on the closing date to consolidated EBITDA (calculated on a pro forma basis, including the ABC Radio Business) shall not exceed 7.75 to 1.0 (where EBITDA is to be agreed upon by the parties, and will be measured for the most recent 12 fiscal months ending prior to the closing date). Under each commitment letter, the lenders are not obligated to provide funds if the financing contemplated under that commitment letter has not closed by August 6, 2007.

The pro forma adjustments for the periods presented assume that Citadel’s 1.875% convertible subordinated notes will remain outstanding. If the convertible subordinated notes were to be refinanced in connection with Citadel’s other refinancing discussed in the notes to the financial statements below, interest expense would be expected to increase as discussed in “Items Not Reflected in the Unaudited Combined Pro Forma Financial Statements—Refinancing of Convertible Notes Outstanding” beginning on page 97 in the notes to the following unaudited pro forma combined condensed financial statements for more information.

WE ARE PROVIDING THESE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS FOR ILLUSTRATIVE PURPOSES ONLY AND THIS INFORMATION SHOULD NOT BE RELIED UPON FOR PURPOSES OF MAKING ANY INVESTMENT OR OTHER DECISIONS. CITADEL AND THE ABC RADIO BUSINESS MAY HAVE PERFORMED DIFFERENTLY HAD THEY BEEN COMBINED DURING THE PERIODS PRESENTED. YOU SHOULD NOT RELY ON THE UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS AS BEING INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD CITADEL AND THE ABC RADIO BUSINESS BEEN COMBINED DURING THE PERIODS PRESENTED OR OF THE FUTURE RESULTS OF OPERATIONS OR FINANCIAL POSITION OF THE ABC RADIO BUSINESS, CITADEL OR THE COMBINED COMPANY.

Citadel

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2006

(in thousands, except share data)

	Citadel Historical	Special Distribution		Citadel, as Adjusted	ABC Radio Business Pro Forma for the Separation	Merger Combination Adjustments		Combined Company, as Adjusted	Adjustments for Citadel Refinancing		Combined Company, as Further Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$5,497	$281,502	(1)	$5,497	$850	$—		$6,347	$2,118,386	(8)	$6,347
		(281,502	)(1)						(1,350,000	)(9)
									(15,000	)(8)
									(26,400	)(8)
									(726,986	)(10)
Accounts receivable, net	79,825	—		79,825	110,449	—		190,274	—		190,274
Prepaid expenses and other current assets (including deferred income tax assets	21,380	—		21,380	18,479	—		39,859	—		39,859

Total current assets	106,702	—		106,702	129,778	—		236,480	—		236,480
Property and equipment, net	82,657	—		82,657	61,018	—		143,675	—		143,675
FCC licenses	1,352,198	—		1,352,198	479,674	962,486	(2)	2,794,358	—		2,794,358
Goodwill	637,095	—		637,095	894,915	182,903	(2)(5)	2,115,564	—		2,115,564
						388,844	(3)
						(8,737	)(4)
						15,000	(8)
						5,544	(6)
Other assets, net	29,995	—		29,995	24,570	(5,544	)(6)	49,021	35,484	(10)	61,030
									(20,875	)(16)
									(2,600	)(11)

Total assets	$2,208,647	$—		$2,208,647	$1,589,955	$1,540,496		$5,339,098	$12,009		$5,351,107

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable, accrued liabilities and other liabilities	$54,455	$—		$54,455	$67,418	$15,000	(8)	$136,873	$(20,875	)(16)	$74,598
									(15,000	)(8)
									(26,400	)(8)
Current portion of senior debt					28,500	691,502	(7)	720,002	(691,502	)(10)	—
									(28,500	)(9)

Total current liabilities	54,455	—		54,455	95,918	706,502		856,875	(782,277)		74,598
Long term liabilities:
Senior debt, net of current portion	410,000	281,502	(1)	691,502	1,071,500	(691,502	)(7)	1,071,500	2,118,386	(8)	2,118,386
									(1,071,500	)(9)
Subordinated debt	—	—		—	250,000	—		250,000	(250,000	)(9)	—
Convertible subordinated notes	327,836	—		327,836	—	—		327,836	—		327,836
Other long-term liabilities, less current portion	21,779	—		21,779	562	—		22,341	—		22,341
Deferred income tax liabilities	265,128	—		265,128	163,238	388,844	(3)	817,210	(1,100	)(11)	816,110

Total liabilities	1,079,198	281,502		1,360,700	1,581,218	403,844		3,345,762	13,509		3,359,271

Commitments and contingencies
Shareholders' equity:
Preferred stock, $.01 par value – authorized, 200,000,000 shares; no shares issued or outstanding, all as of September 30, 2006 historical	—	—		—	—	—		—	—		—
Common stock, $.01 par value – authorized, 500,000,000 shares; issued, 138,276,712; outstanding, 114,284,884, all as of September 30, 2006 historical	1,383	—		1,383	—	1,517	(5)	2,900	—		2,900
Treasury stock, at cost, 23,991,828 shares at September 30, 2006 historical	(315,757)	—		(315,757)	—	—		(315,757)	—		(315,757)
Additional paid-in capital	1,578,798	(281,502	)(1)	1,297,296	—	1,143,872	(5)	2,441,168	—		2,441,168
Group equity	—	—		—	8,737	(8,737	)(4)	—	—		—
Accumulated deficit	(134,975)	—		(134,975)	—	—		(134,975)	(1,500	)(11)	(136,475)

Total shareholders' equity	1,129,449	(281,502)		847,947	8,737	1,136,652		1,993,336	(1,500)		1,991,836

Total liabilities and shareholders’ equity	$2,208,647	$—		$2,208,647	$1,589,955	$1,540,496		$5,339,098	$12,009		$5,351,107

See notes to unaudited pro forma combined condensed financial statements of Citadel

Citadel

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Year Ended December 31, 2005

(in thousands, except per share data)

	Citadel Historical	Special Distribution		Citadel, as Adjusted	ABC Radio Business Pro Forma for the Separation	Merger Combination Adjustments		Combined Company, as Adjusted	Adjustments for Citadel Refinancing		Combined Company, as Further Adjusted
Net broadcasting revenue	$419,907	$—		$419,907	$583,090	$—		$1,002,997	$—		$1,002,997
Operating Expenses:
Operating expenses	254,171	—		254,171	395,877	—		650,048	—		650,048
Depreciation and amortization	22,346	—		22,346	7,195	—		29,541	—		29,541

Operating expenses	276,517	—		276,517	403,072	—		679,589	—		679,589

Operating income	143,390	—		143,390	180,018	—		323,408	—		323,408

Interest expense, net	21,137	17,439	(1)	38,576	115,700	—		154,276	1,053	(12)(13)	155,147
									(4,700	)(16)
									4,518	(14)

Income before cumulative effect of accounting change and income taxes	122,253	(17,439)		104,814	64,318	—		169,132	(871)		168,261
Income tax expense (benefit)	52,496	(7,255	)(15)	45,241	25,910	—		71,151	(362	)(15)	70,789

Net income	$69,757	$(10,184)		$59,573	$38,408	$—		$97,981	$(509)		$97,472

Net income (loss) per share—basic	$0.59	$(0.09)		$0.50				$0.36	$—		$0.36

Net income (loss) per share—diluted	$0.55	$(0.08)		$0.47				$0.36	$(0.01)		$0.35

Weighted average common shares outstanding:
Basic	119,234			119,234		151,707	(5)	270,941			270,941

Diluted	134,534			134,534		151,707	(5)	286,241			286,241

See notes to unaudited pro forma combined condensed financial statements of Citadel

Citadel

Unaudited Pro Forma Combined Condensed Statement of Operations

For the Nine Months Ended September 30, 2006

(in thousands, except per share data)

	Citadel Historical	Special Distribution		Citadel, as Adjusted	ABC Radio Business Pro Forma for the Separation	Merger Combination Adjustments		Combined Company, as Adjusted	Adjustments for Citadel Refinancing		Combined Company, as Further Adjusted
Net broadcasting revenue	$318,970	$—		$318,970	$406,001	$—		$724,971	$—		$724,971

Operating Expenses:
Operating expenses	201,434	—		201,434	292,565	—		493,999	—		493,999
Asset impairment	149,769	—		149,769	4,662	—		154,431	—		154,431
Depreciation and amortization	13,821	—		13,821	6,010	—		19,831	—		19,831

Operating expenses	365,024	—		365,024	303,237	—		668,261	—		668,261

Operating (loss) income	(46,054)	—		(46,054)	102,764	—		56,710	—		56,710
Interest expense, net	23,913	13,079	(1)	36,992	86,200	—		123,192	(1,183	)(12)(13)	121,898
									(3,500	)(16)
									3,389	(14)

(Loss) income before income taxes	(69,967)	(13,079)		(83,046)	16,564	$—		(66,482)	1,294		(65,188)
Income tax (benefit) expense	(23,032)	(5,441	)(15)	(28,473)	6,574	—		(21,899)	538	(15)	(21,361)

Net (loss) income	$(46,935)	$(7,638)		$(54,573)	$9,990	$—		$(44,583)	$756		$(43,827)

Net (loss) income per share—basic	$(0.42)	$(0.07)		$(0.49)				$(0.17)	$—		$(0.17)

Net (loss) income per share—diluted	$(0.42)	$(0.07)		$(0.49)				$(0.17)	$—		$(0.17)

Weighted average common shares outstanding:
Basic	111,546			111,546		151,707	(5)	263,253			263,253

Diluted	111,546			111,546		151,707	(5)	263,253			263,253

See notes to unaudited pro forma combined condensed financial statements of Citadel

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL

(1)	Pursuant to the merger agreement, Citadel has agreed to pay a special distribution to pre-merger Citadel stockholders of record on a date that will not be earlier than two trading days prior to the closing date of the merger. Neither Disney stockholders nor ABC Radio Holdings stockholders will receive the special distribution. In accordance with the collar mechanism contained in the merger agreement and the separation agreement, the amount of the special distribution is not expected to be less than $2.46 per share, calculated on a partially diluted basis that includes some shares of Citadel common stock that are issuable upon the exercise or conversion of other securities, and subject to upward adjustment of up to approximately $205 million in the aggregate based on the number of Citadel shares of common stock deemed outstanding for purposes of these calculations as of September 30, 2006, if the average closing price of Citadel common stock during the measurement period exceeds $12.68 per share. For purposes of Citadel’s pro forma financial statements, the special distribution that Citadel would pay to its pre-merger stockholders and holders of restricted stock units is assumed to be $2.46 per share, or approximately $281.5 million in the aggregate. See related discussion in “Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements—Determination of Number of Citadel Shares Outstanding” beginning on page 97. The table below illustrates the financial statement impact of the potential range of the aggregate amount of special distribution and other amounts associated with the transaction that are subject to change based on the number of shares of Citadel common stock outstanding on the closing date of the merger.

	Shares Underlying Convertible Notes Excluded from Company Diluted Shares Outstanding			Shares Underlying Convertible Notes Included in Company Diluted Shares Outstanding
	Per Share Stock Price			Per Share Stock Price
Selected Amounts(1)	$10.89 or less(2)	at $12.68	$14.52 or greater	$11.03 or less	at $12.68	$14.37 or greater
	(in thousands, except per share amounts)
Determination of Number of Shares of Citadel Common Stock
Base ABC Radio Holdings shares	127,241	127,241	127,241	138,559	138,559	138,559
Total Citadel shares of common stock expected to be issued	151,707	149,628	148,134	165,572	163,298	161,671

Special Distribution
Per share special distribution	$2.46	$2.46	$4.30	$3.30	$3.30	$4.99
Aggregate special distribution	$281,502	$281,502	$491,786	$376,882	$376,882	$570,023

Amount of Debt
ABC Radio Holdings debt	$1,350,000	$1,100,000	$1,100,000	$1,350,000	$1,100,000	$1,100,000
Pro forma senior debt balance of Citadel as of September 30, 2006	$2,118,386	$1,868,386	$2,078,670	$2,213,766	$1,963,766	$2,156,907

Citadel Pro Forma Statement of Operations Information for the Year Ended December 31, 2005
Pro forma interest expense on senior debt	$142,084	$124,409	$139,276	$148,827	$131,152	$144,807
Pro forma interest expense on total debt	$155,147	$137,472	$152,340	$161,892	$144,217	$157,871
Pro forma net income	$97,472	$107,794	$99,112	$93,534	$103,856	$95,881
Pro forma weighted average common shares outstanding—basic	270,941	268,862	267,368	284,806	282,532	280,905
Pro forma weighted average common shares outstanding—diluted	286,241	284,162	282,668	300,106	297,832	296,905
Pro forma net income per basic share	$0.36	$0.40	$0.37	$0.33	$0.37	$0.34
Pro forma net income per diluted share	$0.35	$0.39	$0.36	$0.32	$0.36	$0.34

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

	Shares Underlying Convertible Notes Excluded from Company Diluted Shares Outstanding			Shares Underlying Convertible Notes Included in Company Diluted Shares Outstanding
	Per Share Stock Price			Per Share Stock Price
Selected Amounts(1)	$10.89 or less(2)	at $12.68	$14.52 or greater	$11.03 or less	at $12.68	$14.37 or greater
	(in thousands, except per share amounts)

Citadel Pro Forma Statement of Operations Information for the Nine Months Ended September 30, 2006
Pro forma interest expense on senior debt	$111,202	$97,946	$109,096	$116,260	$103,004	$113,245
Pro forma interest expense on total debt	$121,898	$108,642	$119,792	$126,956	$113,700	$123,941
Pro forma net loss	$(43,827)	$(36,085)	$(42,597)	$(46,781)	$(39,039)	$(45,020)
Pro forma weighted average common shares outstanding—basic and diluted	263,253	261,174	259,680	277,118	274,844	273,217
Pro forma net loss per basic and diluted share(3)	$(0.17)	$(0.14)	$(0.16)	$(0.17)	$(0.14)	$(0.16)

(1)	Final determination of amounts in the table above remain subject to change based on the number of Citadel shares outstanding on the closing date of the merger.

(2)	The amounts in the first column represent those presented in the unaudited pro forma combined condensed financial statements.

(3)	The effects of certain items, including primarily the conversion of Citadel’s convertible subordinated notes into approximately 13.1 million shares of common stock, were excluded from the calculation of diluted net loss per share for the nine months ended September 30, 2006 as their effect is antidilutive.

As described more fully in note (8) below, Citadel has received a commitment to provide debt financing in connection with the merger, and the amount of this financing is expected to include the aggregate amount paid for the special distribution. For purposes of separately presenting the amount of interest expense expected to be associated with the special distribution, the terms of the assumed underlying financing were based on those stipulated in Citadel Broadcasting Company’s existing credit facility, which we believe would approximate the amount to be incurred should such credit facility be modified for the special distribution. Accordingly, estimated incremental interest expense to be incurred as a result of the financing the special distribution of approximately $17.4 million and $13.1 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, is calculated using approximately 6%. The effect of assuming that all of Citadel’s existing debt, including the ABC Radio Holdings debt, is refinanced is reflected in the section titled “Combined Company, as Further Adjusted” in the accompanying unaudited pro forma combined condensed financial statements. See note (7) for further discussion of Citadel Broadcasting Company’s existing credit facility and the payment of the special distribution.

(2)	As more fully described in “Accounting Treatment of the Merger” beginning on page 153, Citadel is the acquirer for financial accounting purposes. In conjunction with Citadel’s acquisition of the assets of ABC Radio Holdings, the amounts of FCC licenses obtained would be recorded at their estimated fair values at the date of the merger. The total fair value has been estimated based on Disney’s most recent valuation of these FCC license assets, which was principally conducted as of June 1, 2005. The final determination of the fair market value of assets acquired and liabilities assumed and final allocation of the purchase price may differ significantly from the amounts included in these unaudited pro forma combined condensed financial statements. Adjustments to the purchase price allocation are expected to be finalized upon consummation of the merger. There can be no assurance that such adjustments will not be material.
(3)	This amount represents the incremental deferred tax liability expected to be recognized related to the temporary difference resulting from the estimated adjustment to the value of FCC licenses discussed in note (2) above. The amount was calculated utilizing a combined federal and state statutory tax rate of 40.4%.
(4)	This amount represents the elimination of the ABC Radio Business’ group equity, as adjusted for the separation from Disney.
(5)	As described in “The Transactions—Determination of Number of ABC Radio Holdings Shares” beginning on page 108, the number of shares that Citadel is expected to issue in exchange for shares of ABC Radio Holdings common stock in connection with the merger is based on the number of Citadel shares outstanding as of the collar measurement day (assumed for these purposes to be September 30, 2006), determined on a

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

partially diluted basis as agreed to in the merger agreement which includes some shares of Citadel common stock that are issuable upon the exercise or conversion of other securities. See “Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements—Determination of Number of Citadel Shares Outstanding” below for further discussion regarding potential changes to this calculation. The aggregate number of Citadel shares is equal to the sum of the base ABC Radio Holdings shares, the floating price ABC Radio Holdings shares, and the fixed price ABC Radio Holdings shares. Based on the methodology for calculating the fixed and variable quantities as described in “The Transactions—
Determination of Number of ABC Radio Holdings Shares” and the number of Citadel shares deemed for these purposes to be outstanding as of September 30, 2006, Citadel is expected to issue an additional 151,707,199 shares of common stock in the merger. The components of this total are detailed in the table below. Refer to the table in note (1) beginning on page 90, which illustrates the expected financial statement impact of the potential range of the number of shares of Citadel common stock to be issued in the merger, the aggregate amount of special distribution and other amounts associated with the transaction that are subject to change based on the number of shares of Citadel common stock outstanding on the closing date of the merger. In accordance with Emerging Issues Task Force Issue No. 99-12 (“EITF 99-12”), Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the date to be utilized for financial accounting purposes to value the shares of Citadel common stock to be issued in the merger that are determined based on a formula and whose quantity can vary based on the average closing price of Citadel common stock is the date on which the average stock price dropped below the collar range prior to the closing date (assuming that the average stock price remains below this threshold through the closing date). For purposes of determining the fair value of the shares of Citadel common stock issued, Citadel has calculated the price of $7.55 per share based on $10.01, the average price two days before and two days after the date on which Citadel’s stock price fell outside the collar range, less the special distribution of $2.46 per share.

The purchase price has been initially allocated in the pro forma financial statements as shown below based on preliminary estimates. We intend to reflect in future filings any revisions to these estimates of the fair value of assets acquired and liabilities assumed, if appropriate.

Description	In thousands, except per share amounts
Number of shares of Citadel common stock to be issued pursuant to the formula contained in the merger agreement:
Base ABC Radio Holdings shares	127,241
Floating price ABC Radio Holdings shares	11,867
Fixed price ABC Radio Holdings shares	12,599

Total	151,707
Estimated per share value of Citadel common stock to be issued	$7.55

Estimated aggregate value of Citadel common stock to be issued	$1,145,389
Deferred financing costs and certain transaction expenses	56,028

Total consideration issued and costs incurred	$1,201,417

Current assets	129,778
Property and equipment, net	61,018
FCC licenses	1,442,160
Other assets, net	39,179
Accounts payable, accrued liabilities and other liabilities	(46,543)
Debt to be assumed by Citadel	(1,350,000)
Other long term liabilities	(562)
Deferred income tax liabilities	(552,082)

Fair value of liabilities assumed in excess of fair value of assets acquired	(277,052)

Goodwill	$1,478,469

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

(6)	Citadel has incurred approximately $5.5 million in costs related to the merger as of September 30, 2006, and these amounts have been deferred as other assets, net, on Citadel’s historical financial statements.
(7)	If Citadel Broadcasting Company’s existing senior credit facility is not refinanced at or prior to closing, the debt under that facility could accelerate as a result of the merger. Accordingly, if financing is unavailable to Citadel in connection with the merger, Citadel may be unable to pay the special distribution, refinance its existing debt (upon such acceleration or otherwise) or refinance the ABC Radio Holdings debt.
(8)	On December 20, 2006, Citadel, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. signed a commitment letter, which expires on August 6, 2007, regarding the indebtedness to be incurred by Citadel in connection with the merger. This commitment provides debt financing in connection with the payment of the special distribution, the refinancing of Citadel Broadcasting Company’s existing senior credit facility, the refinancing of the ABC Radio Holdings debt, the completion of the merger, including deferred financing fees (see note (10) below), a $15 million transaction fee, and other costs. The following table summarizes the use of proceeds of the debt to be incurred pursuant to Citadel’s commitment letter:

(in thousands)
Refinancing of the ABC Radio Holdings debt	$1,350,000
Refinancing of Citadel’s existing senior credit facility	410,000
Citadel’s debt incurred related to special distribution	281,502
Citadel’s incurrence of deferred financing costs and certain transaction expenses	50,484
Refinancing of adjusted working capital liability (recorded as a current liability per Note 7 of the unaudited Pro Forma Combined Condensed financial statements of the ABC Radio Business)	26,400

Increase in cash and senior indebtedness incurred upon Citadel’s refinancing	$2,118,386

Certain key provisions of the definitive credit agreements contemplated by the Citadel commitment letter, including, among others, financial covenants, are not addressed in the commitment letter and could be material to the liquidity or capital resources of Citadel. In addition, the Citadel commitment letter is subject to customary closing conditions, including a maximum leverage test that Citadel’s pro forma ratio of consolidated total debt (where consolidated total debt is to be agreed upon by the parties), including that of ABC Radio Holdings, on the closing date to consolidated EBITDA (calculated on a pro forma basis, including the ABC Radio Business) shall not exceed 7.75 to 1.0 (where EBITDA is to be agreed upon by the parties, and will be measured for the most recent 12 fiscal months ending prior to the closing date), which is referred to as the Citadel leverage test. The unaudited pro forma combined condensed financial statements assume that the principal terms of the definitive agreements contemplated by the Citadel commitment letter, or the principal terms of any alternative financing, will be consistent with the commitment letter. Accordingly, certain material underlying assumptions and estimates are incorporated into these unaudited pro forma combined condensed statements (see notes (12) and (13) below). See “Risk Factors” beginning on page 22 for a description of risks related to the highly leveraged nature of ABC Radio Holdings, Citadel and the combined company following the separation and the merger. As more fully described at “Financing of the Spin-Off and the Merger—New Citadel Bank Facilities” beginning on page 180, Citadel is expected to obtain financing in the following forms:

•	six-year tranche A term loans in the amount of up to $600 million;

•	seven-year tranche B term loans in the amount of up to $1,850 million; and

•	a six-year revolving credit facility with aggregate availability of up to $200 million.

To the extent that the ABC Radio Holdings debt and Citadel Broadcasting Company’s existing senior credit facility are not refinanced pursuant to Citadel’s commitment letter, interest expense is expected to be approximately the amount reflected in the section titled “Combined Company, as Adjusted” in the

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

accompanying unaudited pro forma combined condensed financial statements, which reflects interest rates then in effect. Additionally, the underlying ABC Radio Holdings debt would continue to be subject to potential fluctuations as described in note (6) to the unaudited pro forma combined condensed financial statements of ABC Radio Holdings for the year ended October 1, 2005 and the nine months ended September 30, 2006.

See note (1) beginning on page 90 for information regarding the expected financial statement impact of the potential range of the ABC Radio Holdings debt to be assumed in the merger, the aggregate amount of the special distribution and other amounts associated with the transaction that are subject to change based on the number of shares of Citadel common stock outstanding on the closing date of the merger.

As a result of the merger and related refinancing, the contractual commitments of the combined company are expected to increase significantly. The table below reflects Citadel’s significant contractual obligations and other commercial commitments on a pro forma basis as of September 30, 2006:

Pro Forma Contractual Commitments	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(in millions)
Senior debt and convertible subordinated notes	$—	$—	$180.3	$2,268.0	$2,448.3
Interest payments on convertible notes	6.2	12.4	12.4	3.1	34.1
Variable interest payments(1)	148.2	296.5	284.8	218.2	947.7
Sports broadcasting and employment contracts	110.9	149.3	48.7	11.0	319.9
Long-term network affiliate agreements	16.3	7.3	0.2	—	23.8
Operating leases	17.7	31.9	24.2	36.5	110.3
Other contractual obligations	3.2	0.9	0.1	—	4.2

	$302.5	$498.3	$550.7	$2,536.8	$3,888.3

(1)	The amounts expected to be paid on the tranche A and B term loans are estimated based on variable interest rates in effect as of September 30, 2006.

(9)	As further discussed in note (8) above, Citadel has received a commitment to provide debt financing in connection with the merger, including the refinancing of the $1.35 billion of the ABC Radio Holdings debt, which is presented in the following line items on the unaudited pro forma combined condensed balance sheet as of September 30, 2006:

(in thousands)
Reduction in current portion of ABC Radio Holdings debt	$28,500
Reduction in ABC Radio Holdings senior debt	1,071,500
Reduction in ABC Radio Holdings subordinated debt	250,000

Reduction in cash and cash equivalents	$1,350,000

See note (1) beginning on page 90 for information regarding the expected financial statement impact of the potential range of the ABC Radio Holdings debt to be assumed in the merger and other amounts associated with the transaction that are subject to change based on the number of shares of Citadel common stock outstanding on the closing date of the merger.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

(10)	As further discussed in note (8) above, Citadel has received a commitment to provide debt financing in connection with the merger, including the refinancing of Citadel Broadcasting Company’s existing senior credit facility. In addition, Citadel is expected to incur transaction expenses and deferred financing costs of approximately $35 million. The following table summarizes such amounts:

(in thousands)
Decrease in current portion of senior debt
Citadel’s existing senior credit facility	$410,000
Citadel’s debt incurred related to special distribution	281,502

Current portion of senior debt	691,502
Increase in other assets, net, due to incurrence of costs	35,484

Reduction in cash and cash equivalents	$726,986

(11)	In connection with the refinancing of Citadel Broadcasting Company’s existing senior credit facility, the amount of deferred loan costs remaining on the balance sheet as of September 30, 2006 of approximately $1.5 million, net of the related tax impact at Citadel’s incremental rate of 41.6%, is assumed to be written off for purposes of reflecting the unaudited pro forma combined condensed balance sheet as of September 30, 2006. The following table summarizes such amounts as presented in the unaudited pro forma combined condensed balance sheet as of September 30, 2006:

(in thousands)
Reduction in other assets, net, due to write off of remaining net balance of Citadel’s deferred financing costs on existing senior credit facility	$2,600
Reduction in deferred tax liability	(1,100)

Decrease in net income recognized in pro forma equity	$1,500

(12)	The pro forma adjustments for the year ended December 31, 2005 and the nine months ended September 30, 2006 reflect reduced interest expense after giving effect to the expected refinancing of the $1.35 billion ABC Radio Holdings debt expected to be incurred prior to the merger, as well as the expected refinancing of Citadel Broadcasting Company’s existing credit facility under the terms described in note (8) above. Based on the borrowing terms specified in the agreement, estimated pro forma interest expense and the related pro forma adjustment were calculated as follows:

Year Ended December 31, 2005

Debt Facility	Balance (in millions)	Applicable Base Rate	Underlying Interest Rate (including applicable borrowing margin)	Estimated Interest Expense (in millions)
Tranche A Term Loans	$600	One-month LIBOR as of November 27, 2006	6.82%	$40.9
Tranche B Term Loans	1,431	One-month LIBOR as of November 27, 2006	7.07%	101.2
Annual commitment fee				0.8

Total interest expense				$142.9

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

Description	Amount (in millions)
Interest expense on new financing	$142.9
Less: Interest expense incurred related to financing of the special distribution as shown in Citadel, As Adjusted	(17.4)
Less: Interest expense incurred on the ABC Radio Holdings debt included in ABC Radio Business Pro Forma for the Separation (excluding amortization of deferred financing costs discussed in note (16) below)	(111.0)
Less: Interest expense included in Citadel Historical related to refinanced debt	(13.4)

Pro Forma Adjustment	$1.1

Nine Months Ended September 30, 2006

Debt Facility	Balance (in millions)	Applicable Base Rate	Underlying Interest Rate (including applicable borrowing margin)	Estimated Interest Expense (in millions)
Tranche A Term Loans	$600	One-month LIBOR as of November 27, 2006	6.82%	$30.7
Tranche B Term Loans	1,518	One-month LIBOR as of November 27, 2006	7.07%	80.5
Annual commitment fee				0.6

Total interest expense				$111.8

Description	Amount (in millions)
Interest expense on new financing	$111.8
Less: Interest expense incurred related to financing of the special distribution as shown in Citadel, As Adjusted	(13.1)
Less: Interest expense incurred on ABC Radio Holdings debt included in ABC Radio Business Pro Forma for the Separation (excluding amortization of deferred financing costs discussed in note (16) below)	(82.7)
Less: Interest expense included in Citadel Historical related to refinanced debt	(17.2)

Pro Forma Adjustment	($1.2)

(13)	Certain factors implicit in the terms of the senior and subordinated debt instruments related to Citadel’s refinancing as described in note (8) above could cause estimated interest expense incurred to vary as described below, and these amounts are not reflected in the unaudited pro forma combined condensed financial statements presented.

Citadel’s commitment letter described in note (8) above is subject to customary closing conditions, including the Citadel leverage test. If Citadel were unable to borrow in accordance with the terms of the commitment letter, a hypothetical fluctuation in the borrowing margin for each 1/8 percent increase would decrease net income by approximately $1.5 million for the year ended December 31, 2005 and approximately $1.2 million for the nine-month period ended September 30, 2006.

The interest rates applicable to each debt instrument will vary based on the underlying applicable base rate. Assuming a hypothetical increase in overall interest rates of 100 basis points applied to the average debt balances expected to be outstanding, interest expense would increase by approximately $20.3 million and approximately $15.9 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, and net income would decrease for the year and the interim period by approximately $11.9 million and approximately $9.3 million, respectively.

As discussed in note (6) to the unaudited pro forma combined condensed financial statements of ABC Radio Holdings for the year ended October 1, 2005 and the nine months ended September 30, 2006, several factors

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

implicit in the terms of the senior and subordinated debt instruments described in the ABC Radio Holdings commitment letter could cause estimated interest expense incurred on the ABC Radio Holdings debt to vary, and these amounts are not reflected in the unaudited pro forma combined condensed financial statements presented. See additional discussion of ABC Radio Holdings debt and the underlying terms and conditions as set forth in note (6) to the unaudited pro forma combined condensed financial statements of ABC Radio Holdings.

(14)	As more fully discussed in note (10) above, Citadel is expected to incur approximately $35 million in transaction expenses and deferred financing costs associated with its refinancing of debt. Based on the maturity dates of the underlying debt facilities contemplated by Citadel’s commitment letter, the amortization of these deferred costs would result in interest expense of approximately $5.3 million annually (or approximately $4.0 million for the nine-month period ended September 30, 2006). The pro forma adjustment presented (of approximately $4.5 million and $3.4 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively) increases the amount of loan cost amortization recognized in the historical financial statements to the amount expected as a result of additional loan costs to be incurred related to the refinancing of debt.
(15)	The tax effect of the other pro forma adjustments is calculated at a rate of 41.6%.
(16)	As described in note (9) in the notes to the unaudited pro forma combined condensed financial statements of the ABC Radio Business, we have assumed that ABC Radio Holdings will incur approximately $20.9 million in loan costs associated with its debt financing, in the event such debt remains outstanding four weeks after the closing of such financing, which would be payable on the conversion date. However, since the Combined Company, as Further Adjusted column in the Citadel pro forma financial statements presented assumes that Citadel will refinance the ABC Radio Holdings debt prior to the conversion date, such fees are not expected to be payable for purposes of the unaudited pro forma combined condensed balance sheet of Citadel. Additionally, for purposes of the Citadel presentation, the amortization of such loan costs recognized in the ABC Radio Business pro forma financial statements has been reversed to arrive at the Combined Company, as Further Adjusted in the accompanying unaudited pro forma combined condensed statements of operations for the year ended December 31, 2005 and the nine months ended September 30, 2006.

Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements

Determination of Number of Citadel Shares Outstanding

As discussed at note (5) above, the number of shares that Citadel is expected to issue in exchange for shares of ABC Radio Holdings common stock in the merger is based on the number of Citadel shares outstanding as of the collar measurement day (which is assumed for these purposes to be September 30, 2006), determined on a partially diluted basis as agreed to in the merger agreement, which includes some shares of Citadel common stock that are issuable upon the exercise or conversion of other securities. Disney has the election to include Citadel’s convertible subordinated notes in the calculation of diluted shares outstanding, as defined in the merger agreement. See the table included in note (1) beginning on page 90 for information regarding the expected financial statement impact if Disney were to make such an election. In preparing the table in note (1) beginning on page 90, the effects of certain items, including primarily the conversion of Citadel’s convertible subordinated notes into approximately 13.1 million shares of common stock, were excluded from the calculation of diluted net loss per share for the nine months ended September 30, 2006 as their effect is antidilutive.

Refinancing of Convertible Notes Outstanding

On April 24, 2006, Citadel received a letter from an attorney claiming to represent holders of more than $109 million of the $330 million principal amount of Citadel’s convertible subordinated notes that alleged that an

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

event of default has occurred and is continuing under the indenture because of matters relating to the transactions contemplated by the merger agreement. Citadel does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any of the noteholders have a right to declare obligations under the convertible subordinated notes due and payable. On July 17, 2006, Citadel filed a complaint against certain of the holders of the convertible subordinated notes seeking a judgment declaring that the merger agreement and the other agreements relating to the merger do not constitute a fundamental change for purposes of the indenture. See “Financing of the Spin-Off and Merger—Existing Citadel Debt” beginning on page 182.

If any of the events described in the letters were to be an event of default and were to be continuing, subject to the terms and conditions of the indenture, the trustee under the indenture or holders of at least 25% in aggregate principal amount of the outstanding convertible subordinated notes could declare the principal of and accrued interest on all convertible subordinated notes to be due and payable. If the convertible subordinated notes were to become due and payable, Citadel would seek additional funding in the credit or capital markets, and there can be no assurance that Citadel will be able to obtain financing on terms acceptable to Citadel.

If the convertible subordinated notes were to be refinanced in connection with Citadel’s other refinancing discussed in note (8) above, interest expense would be expected to increase by approximately $23.3 million and $17.5 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, and net income would be expected to decrease by approximately $13.6 million for the year ended December 31, 2005 and approximately $10.2 million for the nine-month period ended September 30, 2006.

Stock-Based Compensation

As described more fully at “Treatment of Stock Options and Restricted Stock Units” beginning on page 158, each restricted stock unit or option to acquire shares of Disney common stock that is outstanding immediately before the effective time of the merger and held by an employee of the ABC Radio Business who will be an employee of Citadel after the merger and who chooses to have his or her restricted stock unit or option assumed by Citadel will be assumed by Citadel and adjusted so that immediately after the effective time of the merger, each such employee will hold a restricted stock unit with respect to, or an option to purchase, Citadel common stock. The number of shares of Citadel common stock underlying the converted options and restricted stock units, as well as the exercise price of the converted Disney options, will be determined based on a ratio of Disney’s and Citadel’s closing stock prices as set forth in the merger agreement. None of the options to purchase Disney common stock or restricted stock units will become vested or exercisable as a result of the spin-off or the merger.

Any related impact of converted Disney options or restricted stock units has not been reflected in the accompanying unaudited pro forma combined condensed financial statements since the conversion is at the option of the employee, and the total amount of options or restricted stock units to be converted will not be known until subsequent to the closing date.

If all relevant holders of Disney’s options or restricted stock units elected to convert such options and restricted stock units in connection with the merger, then based on the number of such options and restricted stock units outstanding as of [ • ], merger consideration and goodwill would increase by approximately [$ •], representing the estimated fair value of vested options and restricted stock units, and compensation cost of approximately [$ •] would be expected to be recognized over the remaining vesting period for the unvested portion of the converted equity awards.

As described more fully in “Treatment of Stock Options and Restricted Stock Units” beginning on page 158, each option to purchase or restricted stock unit of Citadel common stock outstanding immediately before the

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

effective time of the merger will remain outstanding after the effective time of the merger as an option to purchase or restricted stock unit of, Citadel common stock, and none of the options to purchase Citadel common stock or restricted stock units will become vested or exercisable as a result of the spin-off or the merger. However, Citadel’s board or its compensation committee may, in its sole discretion, adjust the exercise price of each outstanding option to acquire Citadel common stock, whether vested or unvested, to reflect the effects of the special distribution.

If Citadel’s compensation committee were to adjust the exercise price of its outstanding equity awards in recognition of the special distribution, Citadel would be expected to recognize non-cash expense of [$ •], which would decrease net income by [$ •].

Potential Incremental Financing Costs to be Incurred

As described in note (16) above, Citadel’s unaudited pro forma combined condensed financial statements do not reflect deferred financing costs or the related amortization expense associated with costs incurred in connection with the financing of ABC Radio Holdings debt since Citadel expects to refinance such debt prior to the conversion date, which is when the loan costs would be payable. However, if the ABC Radio Holdings debt is not refinanced prior to the conversion date, then additional financing costs of approximately $20.9 million will be due. Incurring these costs would increase total Citadel debt after the merger accordingly, which would result in increased interest expense of approximately $1.5 million and $1.1 for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, including the amortization of additional deferred financing costs.

In addition, ABC Radio Holdings will be required to pay an additional fee one year subsequent to the conversion date of up to $5.9 million if amounts remain outstanding under its subordinated bank facility. See discussion at “Items Not Reflected in the Unaudited Pro Forma Combined Condensed Financial Statements-Potential Incremental Financing Costs to be Incurred” in the notes to pro forma financial statements of the ABC Radio Business for additional information.

Write off of Deferred Loan Costs

Since the write off of deferred loan costs of approximately $2.6 million related to Citadel Broadcasting Company’s existing senior credit facility discussed in note (11) above is not expected to have a continuing impact on Citadel’s results of operations after the merger, such amount was reflected in the accompanying unaudited pro forma combined condensed balance sheet only. However, any write off of loan costs incurred in connection with a debt refinancing will impact net income in the year in which the write off occurs.

Intangibles Assets and Goodwill

Intangible assets reflected in the accompanying unaudited pro forma combined condensed financial statements in accordance with the merger combination adjustments relate primarily to FCC licenses and goodwill, which are not subject to amortization. However, pursuant to Statement of Financial Accounting Standards No. 141, Business Combinations, (“SFAS No. 141”), other intangible assets shall be recognized if they (i) arise from contractual or other legal rights, regardless of whether those rights are transferable or separable from the ABC Radio Business or from other rights and obligations, or (ii) can be separated or divided from the ABC Radio Business and sold, transferred, licensed, rented, or exchanged, regardless of whether there is an intent to do so. In addition to FCC licenses and goodwill, other intangible assets that may be recognized include trademarks and tradenames, customer-related intangible assets, such as advertiser base and backlog, and contract-

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

based intangible assets, such as advertising contracts, affiliation agreements, lease agreements, or broadcast programming rights. Subsequent to the closing of the merger, Citadel is expected to utilize a third-party independent appraisal in determining the fair value of assets acquired. Since the other intangible assets discussed above are expected to have definite lives and would be subject to amortization, amortization expense recognized in periods subsequent to the closing of the merger is expected to increase, which could have a material impact on Citadel’s financial condition or results of operations after the merger.

Potential Impairment of Indefinite-Lived Intangibles Assets and Goodwill

SFAS No. 142, Goodwill and Other Intangible Assets, requires companies to test FCC licenses on an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of FCC licenses below the amount reflected in the balance sheet. SFAS No. 142 also requires companies to test goodwill for each reporting unit on an annual basis and between annual tests if events occur or circumstances change that would, more likely than not, reduce the fair value of goodwill below the amount reflected in the balance sheet. If the fair value for any reporting unit is less than the amount reflected in the balance sheet, an indication exists that the amount of goodwill attributed to a reporting unit may be impaired, and SFAS No. 142 then requires the performance of a second step of the impairment test. In the second step, a company compares the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to the amount reflected in the balance sheet and if lower, records an impairment charge.

FCC licenses and goodwill are expected to represent a substantial portion of Citadel’s total assets, and the fair value of FCC licenses and goodwill is primarily dependent on the future cash flows expected to be generated by the Citadel stations and the ABC Radio Business. Because of a decline in the results of operations of the ABC Radio Business, the purchase price multiple implicit in the merger transaction has increased. If market conditions and operational performance for the respective reporting units underlying the ABC Radio Holdings intangible assets do not recover to at least levels initially projected by the industry or Citadel, or if events occur or circumstances change that would, more likely than not, reduce the fair value of Citadel’s FCC licenses and goodwill for the respective reporting unit below amounts reflected in the accompanying unaudited pro forma combined condensed balance sheet, Citadel may be required to recognize non-cash impairment charges in future periods, which could have a material impact on Citadel’s financial condition or results of operations after the merger.

Recognition of Liabilities to be Incurred in Connection with the Merger

The accompanying unaudited pro forma combined condensed financial statements do not reflect any estimated liabilities related to the potential relocation or termination of employees in connection with the merger since the criteria specified in EITF 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, have not been met. Citadel’s senior management is expected to engage in ongoing assessments of potential organizational changes, but amounts of such activities can not be reasonably estimated at this time. This process is expected to be finalized as soon as practicable after the closing of the merger. Since any liabilities that may be incurred and associated with restructuring actions to be taken by management of Citadel subsequent to the merger would not be recurring, these amounts are not presented in the accompanying unaudited pro forma combined condensed financial statements.

Net Income (Loss) Per Share

The effects of certain items, including primarily the conversion of Citadel’s convertible subordinated notes into approximately 13.1 million shares of common stock, were excluded from the calculation of diluted net loss per share for the nine months ended September 30, 2006 as their effect is antidilutive.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL STATEMENTS OF CITADEL—(Continued)

Income Tax Considerations

As more fully disclosed in the notes to the consolidated financial statements included in Citadel’s December 31, 2005 Form 10-K, Citadel has recognized a deferred tax asset for certain net operating loss carryforwards for federal and state income tax purposes. As of December 31, 2005, Citadel has net operating loss carryforwards for United States federal income tax purposes of approximately $150.0 million, which will expire in the years 2020 through 2023. Citadel has approximately $78.8 million in net operating loss carryforwards for state income tax purposes that will expire in 2008 through 2023. In connection with Citadel’s acquisition of the assets of ABC Radio Holdings, certain restrictions pursuant to Section 382 of the United States tax code may limit Citadel’s ability to subsequently utilize these tax attributes following the merger. Citadel is evaluating whether a change in its valuation allowance will be necessary to reduce the deferred tax asset to an amount that is more likely than not to be realized. The effect, if any, of such adjustment is excluded from the unaudited pro forma combined condensed financial statements.

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Citadel. The data has been derived from and should be read together with the audited and unaudited consolidated financial statements of Citadel and related notes thereto contained in Citadel’s Form 10-K for the fiscal year ended December 31, 2005 and Form 10-Q for the period ended September 30, 2006, which are incorporated by reference into this information statement/prospectus and the audited and unaudited financial statements of the ABC Radio Business and related notes contained thereto, which are included elsewhere in this information statement/prospectus, and in the documents incorporated by reference herein that are described under the section entitled “Where You Can Find More Information; Incorporation by Reference“ beginning on page 213.

The unaudited pro forma net income per share is presented as if the spin-off and merger had occurred (and assumes that approximately 151.7 million shares of ABC Radio Holdings common stock have been distributed in the spin-off and subsequently converted into approximately 151.7 million shares of Citadel common stock) as of the date presented. The unaudited pro forma combined per share data presented below for the nine-month period ended September 30, 2006 and the year ended December 31, 2005 combines certain per share financial data of the ABC Radio Business and Citadel. The unaudited pro forma and equivalent pro forma book value per share data is presented as if the spin-off and merger had occurred (and assumes that approximately 151.7 million shares of ABC Radio Holdings common stock have been distributed in the spin-off and subsequently converted into approximately 151.7 million shares of Citadel common stock) as of the date presented.

The pro forma amounts in the table below are presented for illustrative purposes only and do not indicate what the financial position or the results of operations of Citadel would have been had the merger occurred as of the date or for the period presented. The pro forma amounts also do not indicate what the financial position or future results of operations of the combined company will be. You should not rely on the pro forma information as being indicative of the historical results that would have occurred or the future results that Citadel will experience after the spin-off and the merger. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies as a result of the merger or for any potential inefficiencies or loss of synergies that may result from the separation of the ABC Radio Business from Disney. The pro forma amounts are preliminary and subject to change.

Because Citadel stockholders will own one share of Citadel common stock for each share of Citadel common stock they owned prior to the merger, the Citadel unaudited pro forma equivalent data will be the same as the corresponding unaudited pro forma combined data.

	Nine Months Ended or As of September 30, 2006	Year Ended or As of December 31, 2005
Citadel Historical
Basic (loss) income per common share from continuing operations	$(0.42)	$0.59
Diluted (loss) income per common share from continuing operations	$(0.42)	$0.55
Distributions per share	$0.54	$0.18
Book value per share	$10.13	$10.69
Citadel Pro Forma Combined
Basic (loss) income per common share from continuing operations	$(0.17)	$0.36
Diluted (loss) income per common share from continuing operations	$(0.17)	$0.35
Distributions per share	$0.54	$2.64
Book value per share	$7.57

WE ARE PROVIDING THIS COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA FOR ILLUSTRATIVE PURPOSES ONLY. CITADEL AND THE ABC RADIO BUSINESS MAY HAVE PERFORMED DIFFERENTLY HAD THE TRANSACTIONS OCCURRED PRIOR TO THE PERIODS PRESENTED. YOU SHOULD NOT RELY ON THE PRO FORMA PER SHARE DATA PRESENTED ABOVE AS BEING INDICATIVE OF THE RESULTS THAT WOULD HAVE BEEN ACHIEVED HAD THE TRANSACTIONS OCCURRED PRIOR TO THE PERIODS PRESENTED OR OF THE FUTURE RESULTS OF THE COMBINED COMPANY.

ABC Radio Holdings Common Stock Market Price

Market price data for shares of ABC Radio Holdings common stock has not been presented as shares of ABC Radio Holdings common stock do not trade separately from shares of Disney common stock.

Citadel Common Stock Market Price

Citadel common stock is currently traded on the NYSE under the symbol “CDL”. On February 6, 2006, the last trading day before the announcement of the execution of the merger agreement, the last reported sale price of Citadel common stock as reported by the NYSE was $12.00. On [•], 2007, the last practicable trading day prior to the date of this information statement/prospectus, the last sale price of Citadel common stock reported by the NYSE was [•]. Citadel completed its initial public offering on August 6, 2003 and registered 25,300,000 shares of common stock at $19.00 per share, which began trading on the NYSE under the symbol “CDL.” Prior to August 6, 2003, Citadel’s common stock was not publicly traded. On February 18, 2004, Citadel completed a public offering of 29,630,000 shares of its common stock, including 9,630,000 primary shares sold by Citadel and 20,000,000 shares sold by certain stockholders, at $19.00 per share. The following table sets forth the high and low sales prices of Citadel common stock for the periods indicated. The quotations are as reported in published financial sources. For current price information, Citadel stockholders are urged to consult publicly available sources.

	Citadel Common Stock
	High	Low
Fiscal Year Ended December 31, 2004
First Quarter	$22.50	$15.90
Second Quarter	$19.10	$14.10
Third Quarter	$15.23	$12.25
Fourth Quarter	$16.60	$12.78
Fiscal Year Ended December 31, 2005
First Quarter	$16.11	$13.44
Second Quarter	$14.09	$11.28
Third Quarter	$13.89	$11.09
Fourth Quarter	$14.74	$12.80
Fiscal Year Ending December 31, 2006
First Quarter	$13.64	$10.72
Second Quarter	$11.20	$8.62
Third Quarter	$9.73	$8.00

Citadel Dividend Policy

In October 2005, Citadel began paying a quarterly dividend in the amount of $0.18 per share on its common stock. Dividends were paid to holders of record on November 30, 2005, March 30, 2006, June 30, 2006, October 5, 2006 and February 12, 2007. Citadel’s board of directors is free to change its dividend practices from time to time and to decrease or increase or otherwise change the amount and form of the dividend paid, or to not pay a dividend, on its common stock on the basis of restrictions imposed by applicable law, contractual limitations (including those imposed by Citadel’s subsidiaries’ credit facilities, which are discussed below) and financial limitations, including on the basis of results of operations, financial condition, cash requirements and future prospects and other factors deemed relevant by the board of directors. There can be no assurance of future cash flows from Citadel’s wholly-owned subsidiary, Citadel Broadcasting Company, to pay the dividend. Citadel Broadcasting Company’s senior credit facility contains covenants which limit the ability of Citadel Broadcasting Company to transfer funds to Citadel, including a covenant restricting the payment of dividends by Citadel Broadcasting Company, which is subject to a number of specific exceptions, as well as covenants restricting transactions with affiliates and investments generally. Moreover, the financing arrangements anticipated to be entered into in connection with the spin-off and the merger will contain similar or more restrictive covenants that will limit the ability of Citadel’s subsidiaries (including ABC Radio Holdings following the merger) to transfer funds to Citadel and Citadel’s ability to pay dividends to its stockholders. As a result, Citadel’s quarterly dividend may be reduced, or may be discontinued entirely, after the merger.

Repurchases of Citadel Common Stock

Citadel’s board of directors has authorized Citadel to repurchase shares of its outstanding common stock on two occasions. The first was on June 29, 2004, when the Citadel board authorized the expenditure of up to $100 million, and the second was on November 3, 2004, when the Citadel board authorized the expenditure of up to $300 million. As of September 30, 2006, Citadel had repurchased approximately 24.1 million shares of its common stock for an aggregate amount of approximately $317.8 million under these repurchase programs. There can be no assurance of future cash flows from Citadel’s wholly-owned subsidiary, Citadel Broadcasting Company, which Citadel historically has used to repurchase shares of its common stock. Citadel Broadcasting Company’s senior credit facility contains covenants which limit its ability to transfer funds to Citadel, including covenants related to the satisfaction of financial ratios and compliance with financial tests, including a covenant restricting the payment of dividends by Citadel Broadcasting Company, which is subject to a number of specific exceptions, as well as covenants restricting transactions with affiliates and investments generally. Moreover, it is anticipated that any financing agreement anticipated to be entered into in connection with the spin-off and the merger will contain similar or more restrictive covenants that will limit the ability of Citadel’s subsidiaries (including ABC Radio Holdings following the merger) to transfer funds to Citadel and Citadel’s ability to repurchase shares from its stockholders. In addition, after the merger, Citadel will be restricted in its ability to repurchase shares of common stock under the tax sharing and indemnification agreement. As a result, the continued repurchase of shares of Citadel common stock will not take place, absent Disney’s consent, during the two-year period provided in the tax sharing and indemnification agreement and may or may not continue thereafter.

THE TRANSACTIONS

Overview

Citadel will combine its business with the ABC Radio Business pursuant to the merger agreement, in accordance with which Alphabet Acquisition will merge with and into ABC Radio Holdings with ABC Radio Holdings surviving the merger as a direct, wholly-owned subsidiary of Citadel. Prior to the merger, Disney will separate and consolidate the ABC Radio Business under ABC Radio Holdings through the internal restructuring, and then Disney will spin off ABC Radio Holdings pro rata to Disney’s stockholders. The merger will take place immediately after the spin-off, and ABC Radio Holdings stockholders will be issued shares of Citadel common stock in the merger.

The shares of ABC Radio Holdings common stock that will be received pro rata by Disney stockholders will be automatically converted into the right to receive shares of Citadel common stock in the merger. If the closing were to occur on the date of this information statement/prospectus, pre-merger ABC Radio Holdings stockholders would own approximately 57%, and pre-merger Citadel stockholders would own approximately 43%, of the Citadel common stock after the merger. These percentages are determined on a partially diluted basis, as agreed to in the merger agreement, and include some shares of Citadel’s common stock that are issuable upon exercise or conversion of other securities, including Citadel’s outstanding convertible notes. In addition, Disney (or one of its affiliates) will retain cash from the proceeds of indebtedness that ABC Radio Holdings is expected to incur prior to the spin-off. The amount of this indebtedness is expected to be between approximately $1.1 billion and $1.35 billion (depending on the price of Citadel common stock during a specified measurement period before closing) but in no event will exceed the maximum amount of borrowing permissible pursuant to the leverage test contained in the ABC Radio Holdings debt commitment. See “Financing of the Spin-Off and the Merger” beginning on page 177 and “Risk Factors” beginning on page 22. In addition, immediately prior to the merger and pursuant to the merger agreement, Citadel has agreed to pay a special distribution only to its pre-merger stockholders. Based on the number of shares that would be deemed outstanding under the merger agreement on the date of this information statement/prospectus, the amount of the special distribution would be $[•] per share. Neither Disney nor ABC Radio Holdings stockholders will receive the special distribution. If the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of the Citadel common stock on the NYSE on the date of this information statement/prospectus, Disney (or one of its affiliates) will retain approximately $[•] of cash, representing all of the proceeds of the ABC Radio Holdings indebtedness, the aggregate equity value of the Citadel common stock received by ABC Radio Holdings stockholders in the merger would be approximately $[•] and the per share amount of the special distribution would be approximately $[•].

Transaction Consideration

All Disney stockholders as of the record date of the transaction will receive shares of ABC Radio Holdings common stock in the spin-off, which shares of ABC Radio Holdings common stock will be automatically converted into the right to receive an equal number of shares of Citadel common stock in the merger. In addition, Disney (or one of its affiliates) will retain approximately $1.1 billion to $1.35 billion in cash from the proceeds of indebtedness that ABC Radio Holdings is expected to incur prior to the spin-off. The precise amount of the proceeds will be determined in accordance with the mechanism described in “Determination of Amount of ABC Radio Holdings Debt“ beginning on page 110 but in no event will exceed the maximum amount of borrowing permissible pursuant to the leverage test contained in the ABC Radio Holdings debt commitment. In addition, Citadel has agreed to pay a special distribution only to its pre-merger stockholders. Neither Disney nor ABC Radio Holdings stockholders will receive the special distribution.

The amount of the aggregate transaction consideration was determined in arms’-length negotiations between the parties, as described below in “—Background of the Merger.” Disney considered the range of aggregate transaction consideration reflected in the indications of interest that it received from Citadel and other interested parties beginning in July 2005. Citadel considered the results of its due diligence, the advice of its financial advisors and the other factors described below in “—Citadel’s Reasons for the Merger” in determining the aggregate amount of consideration that it would find acceptable in the proposed transaction. In determining these proportions the parties limited the amount of indebtedness that ABC Radio Holdings could incur to the amount that ABC Radio Holdings could support on a stand-alone basis and without any form of guarantee from Disney or Citadel, given its size, the fair market value of its assets and the industry in which it operates. Considering the same factors during the negotiation of the November 2006 amendments, the parties agreed to reduce the aggregate consideration and to revise the allocation of the aggregate consideration.

The components of the aggregate transaction value to be delivered to Disney and its stockholders and the special distribution are subject to the adjustments set forth in the merger agreement and separation agreement and described below in this section. At the closing of the merger, the merger agreement contemplates that pre-merger Disney stockholders will own an amount of common stock of Citadel equal to the sum of: (1) that number of shares equal to 52% of the common stock of Citadel (but in no event less than 127,240,887 shares), determined on a partially diluted basis, which includes some shares of Citadel common stock that are issuable upon the exercise or conversion of other securities, including Citadel’s outstanding convertible notes, plus (2) the fixed price ABC Radio Holdings shares, plus (3) the floating price ABC Radio Holdings shares. On this partially diluted basis, and because the transaction agreements provide that ABC Radio Holdings stockholders will not receive less than a specified number of Citadel shares in the merger and, based on the number of Citadel shares of common stock currently deemed outstanding for this purpose, the collar mechanism provides that the maximum number of shares of Citadel common stock that Citadel could issue to Disney stockholders in the merger is approximately 165 million, if the closing were to occur on the date of this information statement/prospectus, pre-merger ABC Radio Holdings stockholders would own approximately 57%, and pre-merger Citadel stockholders would own approximately 43%, of the Citadel common stock after the merger. The merger agreement provides that, under certain circumstances, Disney may choose to exclude from this calculation all or a portion of the shares of common stock issuable upon conversion of Citadel’s outstanding convertible notes. If Disney chooses not to exclude any portion of these shares from this calculation and all of Citadel’s currently outstanding convertible notes remain outstanding, pre-merger ABC Radio Holdings stockholders would effectively own approximately 59%, and pre-merger Citadel stockholders would effectively own approximately 41%, of the Citadel common stock after the merger.

Citadel stockholders will not receive any new shares in the merger and will continue to hold their existing shares of Citadel common stock after the merger.

In accordance with the determination mechanisms described below, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of Citadel common stock on the NYSE on the date of the attached information statement/prospectus, Disney (or one of its affiliates) will retain approximately $[•] of cash, representing all of the proceeds of the ABC Radio Holdings debt, the aggregate equity value of the Citadel common stock received by ABC Radio Holdings stockholders in the merger would be approximately $[•] and the per share amount of the special distribution will be approximately $[•].

Collar Mechanism

The collar mechanism described in the merger agreement and separation agreement contemplates that, so long as the average closing price of Citadel common stock rounded to two decimal places is within a specified range during a specified measurement period, the aggregate transaction value received by ABC Radio Holdings stockholders and Disney would be approximately $2.6 billion. This will be accomplished through adjustments within a specific range to (1) the number of ABC Radio Holdings shares, which equals the number of shares of Citadel common stock that will be issued in exchange for shares of ABC Radio Holdings common stock in the merger, (2) the amount of indebtedness that ABC Radio Holdings is permitted to incur in connection with the separation and (3) the amount of the special distribution. These three numbers are based on two components: first, the average closing price for a share of Citadel common stock during a measurement period of 10 consecutive trading days that ends on and includes the trading day immediately prior to what we refer to as the collar measurement day; and second, the number of shares of Citadel common stock deemed to be outstanding as of the collar measurement day for purposes of these calculations. The method for determining each of the components of the transaction value is discussed below under the headings, “—Determination of Number of ABC Radio Holdings Shares”, “—Determination of Amount of ABC Radio Holdings Debt” and “—Determination of Amount of Special Distribution”.

The collar mechanism adjusts for fluctuations in value both above and below a specified Citadel stock price of $12.68. In no event will the adjustments pursuant to the collar mechanism result in an increase either in the aggregate amount of the special distribution by more than approximately $205 million or in the amount of ABC Radio Holdings debt by more than $250 million. As a result, it is possible that the aggregate transaction value to ABC Radio Holdings stockholders and Disney will exceed $2.6 billion in the event that the average closing price of Citadel’s common stock during the measurement period described below is more than $[•] per share and that it will be less than $2.6 billion in the event that the average closing price of Citadel’s common stock during the measurement period is less than $[•] per share.

With certain exceptions designed to provide a true-up mechanism on the closing date of the merger, the measurement period for determining the average closing price rounded to two decimal places for a share of Citadel common stock will be 10 consecutive trading days that ends on and includes the trading day immediately prior to the collar measurement day. In addition to being the trading day immediately after the conclusion of the measurement period for the average closing price of Citadel common stock that is used in the collar mechanism, the collar measurement day is the day as of which the number of shares of Citadel common stock deemed to be outstanding for purposes of the collar mechanism and the number of shares of Citadel common stock that will be distributed to Disney stockholders in the merger will be determined, with certain exceptions designed to provide a true-up mechanism at closing. The collar measurement day also is the first day on which ABC Radio Holdings may incur the ABC Radio Holdings debt. The collar measurement day will not be earlier than 15 calendar days before the closing date of the merger, nor will it be later than the third trading day prior to the record date for Citadel stockholders with respect to the special distribution. Disney must provide notice to Citadel of the date chosen to be the collar measurement day at least 11 trading days’ prior to the collar measurement day. If, as of immediately prior to the consummation of the merger, a recalculation of the number of ABC Radio Holdings shares using the closing date instead of the collar measurement day yields a greater number of shares than the number of ABC Radio Holdings shares as originally calculated using the collar measurement day, Disney may, at its option, cause the closing date to be delayed until such time as all calculations of amounts pursuant to the collar mechanism, including the number of shares of Citadel common stock deemed for this purpose to be outstanding, are recalculated utilizing such recalculated number of ABC Radio Holdings shares and the parties shall take all necessary actions to effectuate the transactions contemplated by the merger agreement and separation agreement (including, but not limited to, the ABC Radio Holdings debt, the spin-off and the special distribution) taking into account such recalculated amounts.

It is currently anticipated that the collar measurement day will be [•] and the measurement period for determining the average trading price for a share of Citadel common stock will begin on [•], 2007 and end on [•], 2007. Prior to the spin-off, Citadel and Disney will announce by press release the average Citadel closing stock price during the measurement period and preliminary determinations of the ABC Radio Holdings debt and Citadel’s special distribution, as well as the record dates for Citadel stockholders, with respect to the special distribution, and Disney stockholders, with respect to the spin-off. In no event will the adjustments pursuant to the collar mechanism result in an increase in the aggregate amount of the special distribution by more than approximately $205 million or in the amount of ABC Radio Holdings debt by more than $250 million. As a result, it is possible that the aggregate transaction value to ABC Radio Holdings stockholders and Disney will exceed $2.6 billion in the event that the average closing price of Citadel’s common stock during the measurement period described below is more than $[•] per share and that it will be less than $2.6 billion in the event that the average closing price of Citadel’s common stock during the measurement period is less than $[•] per share.

If the average closing price rounded to two decimal places of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of the Citadel common stock on the

NYSE on the date of this information statement/prospectus, the ABC Radio Holdings debt amount would be approximately $[•], all of which is expected to be retained by Disney (or one of its affiliates), the aggregate equity value of the Citadel common stock received by ABC Radio Holdings stockholders in the merger would be approximately $[•] and the special distribution received by pre-merger Citadel stockholders would be $[•] per share.

What follows is a general description of the interdependent adjustments contained in the collar mechanism.

Determination of Number of ABC Radio Holdings Shares

The method for calculating the number of shares of ABC Radio Holdings common stock that Disney will distribute to its stockholders in the spin-off, which we refer to in the aggregate as the ABC Radio Holdings shares, set forth in the merger agreement is equal to the sum of the base ABC Radio Holdings shares, the floating price ABC Radio Holdings shares and the fixed price ABC Radio Holdings shares, each of which is described in more detail below. The number of ABC Radio Holdings shares will be determined as of the collar measurement day and is not expected to be more than approximately 165 million shares, based on the number of Citadel shares of common stock currently deemed outstanding for this purpose. If, as of immediately prior to the consummation of the merger, however, a recalculation of the number of ABC Radio Holdings shares using the closing date instead of the collar measurement day yields a greater number of ABC Radio Holdings shares than the number of ABC Radio Holdings shares as originally calculated using the collar measurement day, Disney may, at its option, cause the number of ABC Radio Holdings shares to be increased to such recalculated number.

By way of example, assuming that (1) Disney elects not to include any shares of common stock issuable upon conversion of Citadel’s convertible notes in the calculation of Citadel shares deemed to be outstanding for this purpose, (2) the average closing price of Citadel common stock during the measurement period prior to closing is less than or equal to $10.89 (the lowest point of the collar mechanism) and (3) the number of shares of Disney common stock outstanding is 2,048,426,633 (the number outstanding as of February 2, 2007 as reported in Disney’s quarterly report on Form 10-Q filed with the SEC on February 7, 2007) and the number of shares of Citadel common stock deemed for this purpose to be outstanding is 114,784,884 (the approximate number of such shares deemed for this purpose to be outstanding as of the date of the amended agreements), then the number of ABC Radio Holdings shares would be 151,697,741 and Disney stockholders would receive approximately 0.074 of a share of ABC Radio Holdings common stock for each share of Disney common stock that they own as of the record date of the transaction. For these illustrative purposes, 114,784,884 was calculated as the sum of (a) the number of shares of Citadel common stock outstanding on that date, including all restricted stock, which was 111,416,878, and (b) the maximum number of shares issuable under restricted stock units and stock options or any other convertible security owned by Mr. Suleman and any of the principal Citadel stockholders or any of their affiliates as of that date, which was 3,368,006.

If the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], and the number of shares of Disney common stock outstanding is [•] and the number of shares of Citadel common stock deemed for this purpose to be outstanding is [•], which were the closing price of the Citadel common stock on the NYSE and the number of shares of Disney and Citadel common stock deemed to be outstanding for these purposes on the date of this information statement/prospectus, the number of ABC Radio Holdings shares as of [•], 2007, would be [•] and Disney stockholders would receive approximately [•] of a share of ABC Radio Holdings common stock for each share of Disney common stock that they own as of the record date of the transaction. See “The Separation Agreement—The Spin-Off—Distribution Ratio” beginning on page 174. Disney stockholders also will continue to hold their existing shares of Disney common stock. Citadel stockholders will not receive any new shares in the merger and will continue to hold their existing shares of Citadel common stock after the merger.

Base ABC Radio Holdings Shares

The merger agreement provides that in no event will the number of base ABC Radio Holdings shares be fewer than 127,240,887. The number of base ABC Radio Holdings shares is calculated as the greater of

(a) 127,240,887 and (b) the difference of (i) the number of shares of Citadel common stock deemed for this purpose to be outstanding on the collar measurement day, on a specified partially-diluted basis, divided by 48 percent, which was the approximate percentage of shares of Citadel common stock that pre-merger Citadel stockholders were expected to hold after the merger under the terms of the original merger agreement, minus (ii) the number of shares of Citadel common stock deemed for this purpose to be outstanding on the collar measurement day, on a specified partially-diluted basis. The number of shares of partially diluted Citadel common stock deemed for this purpose to be outstanding on the collar measurement day is equal to the sum of (a) the number of shares of Citadel common stock, including all restricted stock, outstanding, plus (b) the maximum number of shares issuable under (i) restricted stock units and (ii) stock options or any other convertible security owned by Farid Suleman (Citadel’s chief executive officer) and any of the principal Citadel stockholders or any of their affiliates plus (c) unless Disney elects not to include all or a part of them in this calculation, the maximum number of shares of common stock issuable upon conversion of Citadel’s convertible notes outstanding as of the collar measurement day (but only to the extent that the IRS has not made a determination in its ruling related to the separation and the merger transactions that, for purposes of section 355(e) of the Internal Revenue Code, there will be no net increase in the number of shares of stock of ABC Radio Holdings (or of Citadel as the parent of ABC Radio Holdings) acquired pursuant to a plan on the conversion of the convertible notes into shares of Citadel common stock).

By way of example, assuming that (1) Disney elects not to include any shares of common stock issuable upon conversion of Citadel’s convertible notes in the calculation of Citadel shares deemed to be outstanding for this purpose and (2) the collar measurement day were the approximate date of the amendments to the transaction documents, then the number of base ABC Radio Holdings shares would be 127,240,887. This is because, as described above, the number of base ABC Radio Holdings shares is calculated as the greater of (a) the minimum number of base ABC Radio Holdings shares specified in the merger agreement (i.e., 127,240,887) or (b) the difference (i.e., 124,350,291) of (i) the number of Citadel shares deemed for this purpose to be outstanding (i.e., 114,784,884 shares, which we calculated for illustrative purposes above, under “Determination of Number of ABC Radio Holdings Shares”) divided by 48 percent minus (ii) the number of Citadel shares deemed for this purpose to be outstanding (i.e., 114,784,884 shares).

Floating Price ABC Radio Holdings Shares

The number of floating price ABC Radio Holdings shares is calculated as the quotient of (a) $100 million divided by (b) the difference of the average Citadel common stock price during the measurement period minus the base dividend (described below under “Determination of the Special Distribution”). If, however, the average Citadel common stock price rounded to two decimal places during the measurement period would result in a value deficit or value surplus (each as described below) that exceeds $250 million, then instead of using the actual average Citadel common stock price, this calculation shall use either (1) the lowest stock price that would result in the value deficit not exceeding $250 million or (2) the highest stock price that would result in the value surplus not exceeding $250 million, as the case may be.

A value deficit means the product of (a) the excess, if any, of $12.68 over the average Citadel common stock closing price on the NYSE during the measurement period and (b) the number of ABC Radio Holdings shares (excluding the fixed price ABC Radio Holdings shares). A value surplus means the product of (a) the excess, if any, of the average Citadel common stock closing price on the NYSE during the measurement period over $12.68 and (b) the number of ABC Radio Holdings shares (excluding the fixed price ABC Radio Holdings shares). The merger agreement provides that in no event shall either the value deficit or the value surplus exceed $250 million.

By way of example, assuming (1) Disney elects not to include any shares of common stock issuable upon conversion of Citadel’s convertible notes in the calculation of Citadel shares deemed to be outstanding for this purpose, (2) the average Citadel common stock price is $12.68 (the midpoint of the collar mechanism) and (3) the amount of the base dividend is $2.46 per share (the minimum amount of the base dividend), then the number of floating price ABC Radio Holdings shares would be 9,784,736 (i.e., $100 million divided by $10.22). If instead, the average Citadel common stock price were less than or equal to the lowpoint of the collar ($10.89), the number of floating price ABC Radio Holdings shares would be 11,862,396. Similarly, if the average Citadel common stock price were equal to or greater than the highpoint of the collar ($14.52), the number of floating price ABC Radio Holdings shares would be 8,291,874.

Fixed Price ABC Radio Holdings Shares

The number of fixed price ABC Radio Holdings Shares is calculated as the quotient of (a) $100 million divided by (b) the difference of $10.40 minus the base dividend (described below under “Determination of the Special Distribution”).

By way of example, assuming (1) Disney elects not to include any shares of common stock issuable upon conversion of Citadel’s convertible notes in the calculation of Citadel shares deemed to be outstanding for this purpose and (2) the amount of the base dividend is $2.46 per share (the minimum amount of the base dividend), then the number of fixed price ABC Radio Holdings shares would be 12,594,458 (i.e., $100 million divided by $7.94).

Determination of Amount of ABC Radio Holdings Debt

The separation agreement provides that the amount of ABC Radio Holdings debt that ABC Radio Holdings is permitted to incur prior to and in connection with the spin-off shall be between approximately $1.1 billion and $1.35 billion, but in no event will it exceed the sum of $1.1 billion plus the amount of the value deficit, if any, which the merger agreement provides will in no event exceed $250 million. If, instead of a decline in the closing price of Citadel common stock there is an increase in the closing price above $12.68 per share, then the amount of the ABC Radio Holdings debt is expected to be approximately $1.1 billion. Furthermore, the amount of the ABC Radio Holdings debt may not exceed the maximum amount of borrowing permissible pursuant to the leverage test contained in the ABC Radio Holdings financing commitment. Accordingly, if the leverage test is not satisfied, the amount of debt incurred by ABC Radio Holdings would be reduced below the amount permitted under the merger agreement and separation agreement. See “Financing of the Spin-Off and the Merger” beginning on page 177.

Determination of Amount of Special Distribution

The merger agreement provides that Citadel has agreed to pay a special distribution to pre-merger Citadel stockholders of record on a record date that will not be earlier than two trading days prior to the closing date for the merger. Pursuant to the merger agreement, the amount of the special distribution that Citadel has agreed to pay will not be less than $2.46 per share, and will be equal to the base dividend, determined in the manner described below, as it may be increased by an amount determined in the manner described below if the average Citadel common stock closing price on the NYSE during the measurement period exceeds $12.68. The maximum aggregate amount of this upward adjustment is approximately $205 million, which means that the amount of the special distribution will not be adjusted to account for increases in the average closing price on the NYSE of Citadel common stock above $[•] per share during the measurement period.

Specifically, the aggregate amount of the special distribution is the sum of (a) the product of (1) the base dividend (described below in this paragraph) and (2) the number of shares of Citadel common stock, including vested or unvested restricted stock, outstanding on the collar measurement day and (b) the product of (1) the quotient of the value surplus (as described under “—Determination of Number of ABC Radio Holdings Shares”), if any, divided by 52%, which was the approximate percentage of shares of Citadel common stock that pre-merger Disney stockholders were expected to hold after the merger under the terms of the original merger agreement, and (2) 48%, which was the approximate percentage of shares of Citadel common stock that pre-merger Citadel stockholders were expected to hold after the merger under the terms of the original merger agreement. The base dividend is calculated as the difference, if positive, of $12.68 minus the post-dividend Citadel common stock price. The merger agreement provides that the base dividend will not be less than $2.46 per share. The post-dividend Citadel common stock price is calculated as the quotient of $1.3 billion divided by the base ABC Radio Holdings shares (discussed above under “—Determination of Number of ABC Radio Holdings Shares”).

With certain exceptions designed to provide a true-up mechanism on the closing date of the merger, the calculations for the special distribution are based upon the number of Citadel shares deemed to be outstanding for this purpose as of the collar measurement day and the average closing price of Citadel common stock during the 10 consecutive trading days leading up to and including the trading day immediately prior to the collar measurement day.

In accordance with these determination mechanisms, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], and the number of Citadel shares deemed outstanding for this purpose is [•], which were the closing price of Citadel common stock on the NYSE and the number of Citadel shares deemed outstanding for this purpose on the date of the attached information statement/prospectus, the per share amount of the special distribution would be approximately $[•].

Background of the Merger

Since Disney’s acquisition of Capital Cities/ABC, Inc. in 1996, Disney’s board of directors and senior management have from time to time conducted strategic reviews of the terrestrial radio business and its alignment with Disney’s other entertainment and media businesses, and, in connection therewith, have considered potential structures for divestiture of all or a portion of Disney’s radio businesses.

At various times over the years, Citadel’s board of directors has engaged with senior management in strategic reviews, including reviews of acquisition, disposition and merger opportunities. As part of these reviews, publicly available information on Disney’s radio businesses and the strategic and financial opportunities of a combination of Citadel’s business with all or a portion of Disney’s radio businesses were presented and discussed. In addition, from time-to-time, senior executives of Forstmann Little & Co., which controls the principal Citadel stockholders, and senior executives of Citadel, Disney and Disney’s radio businesses have engaged in informal discussions with respect to a potential business combination transaction involving their businesses.

In March 2005, Disney formally retained Goldman Sachs & Co. and Bear, Stearns & Co. Inc. as its financial advisors to assist the Disney board of directors and management in Disney’s review of potential divestiture alternatives for Disney’s radio businesses. In late March and April 2005, representatives of Goldman Sachs and Bear Stearns made separate presentations to senior management of Disney regarding a potential transaction involving a portion of Disney’s radio businesses. These discussions focused on potential transaction alternatives and structures, and in March 2005, Disney formally retained Goldman Sachs and Bear Stearns as its financial advisors to assist the Disney board of directors and management in Disney’s review of potential divestiture alternatives for Disney’s radio businesses.

In May 2005, representatives of Bear Stearns and Goldman Sachs met with Thomas O. Staggs, senior executive vice president and chief financial officer of Disney, and other members of Disney management to discuss Disney’s objectives, the process for a potential divestiture of a portion of Disney’s radio businesses, potential structures for a transaction and a probable timetable for a transaction. The potential structures considered by Disney and its financial advisors included taxable and non-taxable divestitures of all or a portion of Disney’s radio businesses, including the ABC Radio Business, including (i) a sale of the assets of the ABC Radio Business, (ii) a spin-off or split-off of the stock of a corporation containing the ABC Radio Business to Disney’s stockholders, (iii) an initial public offering of a portion of the stock of a corporation containing the ABC Radio Business followed by a split-off of the remainder of such stock to Disney’s stockholders and (iv) a spin-off or split-off of the stock of a corporation containing the ABC Radio Business to Disney’s stockholders followed by a combination of such corporation with a third party in a so called “reverse Morris Trust” transaction.

After this meeting, Disney management, with the assistance of Bear Stearns and Goldman Sachs, began identifying potentially interested parties.

Commencing in late May 2005, Bear Stearns and Goldman Sachs contacted five companies, including Citadel, expected to have a potential interest in Disney’s radio businesses and the requisite financial capacity to complete a possible business combination. Bear Stearns and Goldman Sachs provided each interested party that executed a confidentiality agreement with a confidential information memorandum and invited interested parties to participate in presentations to be given by Disney management.

Four potential parties, including Citadel, accepted invitations to participate in the management presentations, which were given during June 2005. Senior management of Citadel attended a management presentation given by members of Disney’s senior management and Disney’s financial advisors on June 6, 2005.

On June 28, 2005, at a meeting of Disney’s board of directors, senior management discussed with the Disney board of directors the status of management’s review of potential divestiture alternatives for a portion of Disney’s radio businesses and reviewed with them the competitive radio industry landscape, and the performance trends and growth opportunities for Disney’s radio businesses.

On July 1, 2005, Disney delivered a letter to potential partners, including Citadel, soliciting preliminary indications of interest in a transaction involving a portion of Disney’s radio businesses. In that letter, Disney requested that the potential partners specifically address how their proposal would satisfy the requirements of section 355(e) of the Internal Revenue Code so that the transactions would be tax-free to Disney and its stockholders. See “Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution—The Spin-Off“ beginning on page 151 and “The Transactions—Transaction Consideration“ beginning on page 105.

In early July 2005, Citadel began discussions with JPMorgan and Kirkland & Ellis LLP, Citadel’s legal advisor, regarding a potential transaction and financing of such transaction.

Also, in early July 2005, three potential parties, including Citadel, submitted a preliminary indication of interest in a transaction in response to Disney’s July 1 letter.

On July 13, 2005, senior members of Citadel’s and Forstmann Little & Co.’s management met with senior members of Disney’s management, as well as representatives of Disney’s financial advisors, in Disney’s corporate offices in Burbank, California. At that meeting, Citadel discussed with Disney Citadel’s preliminary interest in a strategic business combination and the potential synergies of a combined company. Later that day, Mr. Suleman delivered to Mr. Robert A. Iger, then president and chief operating officer (and, as of October 1, 2005, president and chief executive officer) of Disney, and Mr. Staggs a non-binding indication of interest in combining Citadel with, following its separation from Disney, a newly formed corporation that would own the ABC Radio Stations business, the ABC Radio Network business and the ESPN Radio stations. Citadel structured its proposal to be responsive to Disney’s July 1 request that the transaction be structured in a way that would satisfy the requirements of section 355(e) of the Internal Revenue Code by offering Disney stockholders equity that would exceed 50% of the value of the combined company and agreeing that the radio businesses Citadel would acquire could incur debt as part of the separation, the proceeds of which would be retained by Disney. Citadel stated that the indication of interest was subject to satisfactory completion of due diligence and the negotiation of mutually acceptable definitive agreements. Citadel and Disney’s respective financial advisors subsequently communicated on several occasions regarding Citadel’s indication of interest.

Senior members of Citadel’s and Forstmann Little & Co.’s management subsequently discussed with senior members of Disney’s management Citadel’s preliminary indication of interest. They also discussed that if the terms of the indication of interest were acceptable to Disney, both the principal Citadel stockholders and Citadel desired to complete a business combination as promptly as possible and did not desire to participate in a prolonged process.

In late July 2005, a financial investor as another potential party joined the process and participated in discussions with representatives of Disney and its financial and legal advisors.

On July 28, 2005 at a meeting of the Citadel board of directors, Citadel’s board of directors was updated by senior management and representatives of Citadel’s legal advisors on the preliminary discussions with Disney concerning a possible transaction.

In late July and August, with respect to potential parties other than Citadel, and beginning in mid-September, with respect to Citadel, Disney management, Bear Stearns, Goldman Sachs and Dewey Ballantine LLP, Disney’s legal advisor, began to provide the potential parties and their legal and financial advisors with access to additional financial and other information with respect to the ABC Radio Stations business, the ABC Radio Network business and the ESPN Radio stations. During this time, Disney management also participated in informal discussions with these potential parties.

In August 2005, senior management of Disney publicly described the interest expressed by third parties from time to time in a combination with, or acquisition of, a portion of Disney’s radio businesses, excluding the Radio Disney network and stations and the ESPN Radio Network, and indicated that Disney was in the process of evaluating strategic alternatives with regard to all or a portion of Disney’s radio businesses, including a potential combination or disposition.

On October 5, 2005, at a meeting of the Citadel board of directors, Citadel’s board of directors was updated by senior management and representatives of Citadel’s legal advisors on the preliminary discussions with Disney concerning a possible transaction.

In early to mid October 2005, Disney management and its financial and legal advisors met with senior management of a potential party that was not Citadel and subsequently delivered to that potential party the same written materials delivered to the other parties on July 1.

On October 25, 2005, Bear Stearns and Goldman Sachs, on behalf of Disney, delivered materials, including a process letter that outlined the procedures, timeline and proposed structure of the transaction, drafts of the merger agreement and the separation agreement, and term sheets for other agreements contemplated in connection with a transaction to all five potential parties, including Citadel. The transaction structure contemplated in Disney’s materials was a tax-free merger that took into account the requirements of section 355(e) of the Internal Revenue Code and included that ABC Radio Holdings would incur debt as part of the separation, the proceeds of which Disney or its affiliates would retain, and that after the merger, the stockholders of ABC Radio Holdings would own more than 50% of the stock of the combined company. See “Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution—The Spin- Off” beginning on page 151 and “The Transactions—Transaction Consideration” beginning on page 105. If so interested, the potential parties were instructed to submit a separate proposal for a transaction that included the ESPN Radio stations.

Also, on October 25, 2005, at a meeting of the Citadel board of directors, Citadel’s directors were updated by senior management and representatives of Kirkland & Ellis LLP on the preliminary discussions with Disney concerning a possible transaction.

On October 27, 2005, senior members of Citadel’s and Forstmann Little & Co.’s management, and representatives of Citadel’s financial and legal advisors, participated in a conference call with Disney’s financial and legal advisors to discuss Disney’s proposed structure and the process for submission of revised indications of interest.

Members of Citadel’s and Disney’s management, as well as their legal and financial advisors, held subsequent conference calls during which they discussed possible transaction structures, governance issues and financial terms of a potential business combination between Citadel and a portion of Disney’s radio businesses. They also discussed precedent transactions and the value creation opportunities that might be developed through a combination of the two businesses. They also continued to conduct mutual legal, financial and accounting diligence.

On November 11, 2005, Disney received preliminary responses to its October 25 solicitation of proposals from each of the five potential parties, including Citadel. The proposals included a discussion of the financial aspects of the proposal, the proposed timetable for the transaction, the benefits of the proposal to Disney stockholders, governance matters and transaction financing, as well as mark-ups of the proposed definitive agreements.

In accordance with Disney’s insistence that any transaction be structured to satisfy the requirements of section 355(e) of the Internal Revenue Code, the proposals of the five potential parties, including Citadel, contemplated a transaction structure in which Disney would separate and consolidate the radio businesses to be included in the transactions under ABC Radio Holdings and distribute all of the outstanding shares of ABC Radio Holdings to Disney stockholders through a pro rata spin-off or an exchange of ABC Radio Holdings common stock for Disney common stock in a split-off. ABC Radio Holdings would then merge either with the potential party or a subsidiary of the potential party, with either ABC Radio Holdings or the potential party or its subsidiary being the surviving company. One proposal of a potential party, a financial investor, envisioned an exchange of securities between the parties, rather than a merger. In connection with the transaction, the potential parties proposed that Disney would retain an agreed upon amount of cash (representing the amount of third party debt ABC Radio Holdings would incur prior to the spin-off or the split-off) and Disney stockholders would receive common stock of the surviving company (or its parent company). Additionally, under Citadel’s proposal, which included the principal elements of what ultimately became the final negotiated transaction structure and consideration, pre-merger Citadel stockholders would receive a special distribution in connection with the merger. Citadel’s proposal also contemplated that Mr. Suleman would be chairman of the board of directors and chief executive officer of the combined business, and expressed Citadel’s openness to discussions regarding other management and directorship positions. Citadel indicated that its proposal was subject to satisfactory completion of due diligence and the negotiation of mutually acceptable definitive agreements.

On November 17 and 18, 2005, representatives of Disney, its financial advisors and Dewey Ballantine held meetings at Disney’s corporate headquarters in Burbank, California with representatives of each of the five potential parties, including Citadel, and their respective advisors. During these meetings, each of the potential parties delivered a presentation on its November 11 proposal and answered questions posed by representatives of Disney and its legal and financial advisors.

On November 17, 2005, Citadel’s senior management and financial advisors met with representatives of Disney, including members of Disney’s and ABC, Inc.’s senior management, and representatives of Disney’s financial advisors, in Disney’s corporate offices in Burbank, California. At that meeting, Citadel and its financial advisors presented Disney with the strategic business combination proposal enumerated in its letter of November 11 and the parties discussed the potential synergies of the combined company.

Following the November 17 meeting and subsequent discussions on November 18, 2005 between members of Disney’s and Citadel’s management, as well as their financial and legal advisors regarding general terms, scope of businesses to be spun-off (including that Disney had not yet decided whether to sell its ESPN Radio stations), their respective valuation analyses and the financial terms of a possible business combination, Citadel revised its indication of interest on November 18 and thereafter again on November 21, 2005 to include that Disney stockholders would receive Citadel common stock representing approximately 52% of the equity of the combined company, ABC Radio Holdings would be permitted to incur up to $1.4 billion in debt prior to the separation and merger and, at Disney’s option, the ESPN Radio stations and certain other assets, among other modifications.

Members of Citadel’s and Disney’s management, as well as their legal and financial advisors, held subsequent conference calls during which they discussed transaction structures, governance issues and financial terms of a possible business combination between Citadel and the ABC Radio Stations business, the ABC Radio Network business and possibly the ESPN Radio stations. They also discussed precedent transactions and the value creation opportunities that might be developed through a combination of the two businesses. They also continued to conduct mutual legal, financial and accounting diligence.

Three other potential parties revised their indications of interest on November 21, 2005, and a fourth potential party revised its indication of interest on November 16 and again on November 22, 2005.

On November 22, 2005, a telephonic meeting was held among senior management of Disney and Disney’s financial and legal advisors to evaluate the five proposals. Based on a comparison of the corporate structures of each of the potential parties, potential synergies, certainty of closing, the size and assets of the potential party, and the value inherent in each proposal for the Disney stockholders based on the percentage of the combined company each potential party offered, a determination was made to continue discussions with only three potential parties, one of whom was Citadel.

After the November 22 meeting, management of Disney and Disney’s legal and financial advisors engaged in telephonic meetings with representatives of each of the three remaining bidders and their respective legal and financial advisors. During these calls, the participants conducted additional due diligence on various aspects of their businesses, negotiated terms of the proposed transaction agreements, and discussed financial information, synergy opportunities and financing plans related to each proposed transaction.

On December 1, 2005, at a regularly scheduled meeting, Disney’s board of directors discussed strategic reasons for engaging in a transaction involving all or a portion of Disney’s radio businesses, and the process which had been employed to solicit proposals from potential parties and the proposals received to date, including the implied valuation of the proposals and the general terms thereof.

On December 7, 2005, Dewey Ballantine, on behalf of Disney, delivered revised transaction documents to each of the three potential parties, including Citadel, containing modifications based on the discussions to date with those parties and their advisors.

Negotiations and discussions continued between Disney and its advisors and each of the potential parties and their respective advisors following receipt of the revised transaction documents.

On December 13, 2005, members of Citadel’s senior management and Citadel’s financial and legal advisors participated in a teleconference with senior management of Disney, and Disney’s advisors. They discussed the terms of Citadel’s proposal, including the legal and financial terms. Thereafter, members of Disney’s and Citadel’s management, as well as their advisors, continued their discussions regarding the general terms, scope of businesses to be spun-off, their respective valuation analyses and the financial terms of a possible business combination. During those discussions, Disney determined that the benefits of retaining the ESPN Radio stations outweighed those of including the stations in the transaction, and requested that Citadel submit a revised offer for the ABC Radio Business only.

On December 19 and 20, 2005, Disney’s financial advisors distributed a supplemental proposal package to the three potential parties, including Citadel.

On December 22 and 23, 2005, Disney received modified proposals from each of the three potential parties reflecting discussions since late November 2005 with Disney and its advisors. These proposals included revised proposal letters and markups of the transaction documents, as well as financing commitment letters from each of the potential parties’ financing sources.

Citadel’s proposal, submitted on December 22, 2005, was for a possible business combination with the ABC Radio Stations business and the ABC Radio Network business, but not the ESPN Radio stations. In addition,

Citadel structured the exchange ratio and merger consideration to provide some certainty with respect to the value of the aggregate transaction consideration by adding a collar mechanism within a specified range of values of Citadel common stock.

Members of Disney’s management continued discussions with the three potential parties, including Citadel, and their advisors, regarding the general terms, assets proposed to be acquired, the terms, including the allocation of liabilities and the restrictions on the parties’ post-merger activities, of the form of tax sharing and indemnification agreement, their respective valuation analyses and the financial terms of a possible business combination.

Throughout January 2006 and the first week of February, Messrs. Suleman and Kevin Mayer, executive vice president, corporate strategy, business development and technology, of Disney, and other members of Citadel’s and Disney’s management, as well as their respective advisors, convened periodically by telephone, at Disney’s corporate offices in Burbank, California, and at Citadel’s corporate offices in Las Vegas, Nevada and in New York, New York, to discuss the proposed terms of a potential transaction. Disney and Citadel each continued to discuss the potential terms of their contemplated financings with potential financing sources.

On January 6, 2006, in order to resolve outstanding issues in the transaction documents, the structure and the consideration offered, and to clarify certain other terms, Goldman Sachs and Bear Stearns, on behalf of Disney, delivered to each potential party, including Citadel, a process letter which set forth the procedures for all final proposal submissions and the required terms of such final proposals. The letter delivered to Citadel included the terms of the final equity split between current Citadel and Disney stockholders, the circumstances under which a termination fee would be paid by one party to the other and certain employment-related provisions of the merger agreement. Each of the potential parties subsequently engaged in meetings and telephone calls with Disney management and its legal and financial advisors.

During this time, Mr. Forstmann, the senior partner of Forstmann Little & Co., and Mr. Iger discussed significant business and financial terms of a possible business combination between Citadel and the ABC Radio Business as well as the certainty of closing that Citadel could provide. Mr. Forstmann indicated to Mr. Iger that he would advise Citadel and its board of directors of their discussion.

On January 9, 2006, a meeting of the Citadel board of directors was held to review strategic alternatives. Messrs. Forstmann and Suleman informed Citadel’s board of the discussions that had occurred with the representatives of Disney. Mr. Suleman discussed with the Citadel board the transaction proposal that Citadel had submitted to Disney in late December, Disney’s response of January 6, and Citadel’s proposed response to be submitted to Disney. Mr. Suleman and representatives of Citadel’s financial advisor provided a financial review of the proposed transaction. Representatives of JPMorgan discussed with the board their valuations of the two companies, pro forma financial calculations and adjusted cash flow. They also discussed advantages and disadvantages of the proposed business combination, the structure, the ABC Radio Stations business and the ABC Network business, and the proposed terms and conditions of the transaction, including the proposed collar mechanism and financing proposals. Representatives of Kirkland & Ellis LLP discussed with the board the proposed legal structure of the transaction, as well as the progress of the negotiations on, and the material terms of, the significant transaction documents. They also discussed the board’s fiduciary duties in connection with the proposed transaction. The board and Citadel’s senior management and advisors also discussed the potential restrictions on the combined company’s activities for a period of time post-closing due to the proposed tax structure. Finally, the Citadel board of directors discussed the terms of the proposal and the potential strategic and economic benefits to be realized from the potential business combination with Disney. Mr. Forstmann informed the board of his discussions with Mr. Iger and of Mr. Forstmann’s and the principal Citadel stockholders’ support of the transaction in its proposed form. The Citadel board authorized Mr. Suleman to continue discussions with Disney and to submit a revised proposal to Disney for a business combination on the terms discussed with the Citadel board.

Citadel responded to Disney’s process letter of January 6 on January 17, 2006. Also on January 17, as well as January 18, 2006, Disney received revised proposals from the other two potential merger parties.

Citadel’s response attempted to address in a way that Disney would find acceptable several matters that Disney addressed in its January 6 letter, including the method for calculating the working capital, the allocation between the parties of fees and expenses related to the transactions, the exchange ratio for Disney options and restricted stock units that would be converted to Citadel options and restricted stock units, the allocation of liabilities between Disney and ABC Radio Holdings, the restrictions on Citadel’s post-merger activities under the tax sharing and indemnification agreement and the restrictions on Disney’s ability to compete with the ABC Radio Business after the merger.

On January 18, 2006, members of Citadel’s and the ABC Radio Stations business’ senior management, and other representatives of Disney and ABC, Inc., and the parties’ respective financial advisors, participated in a business diligence conference call. During the call, Citadel senior management discussed Citadel’s operating performance for 2005 and updated budget for 2006. Disney’s representatives also responded to questions from Citadel regarding the ABC Radio Business’ performance, recently executed significant contracts and ESPN’s advertising revenue performance (in relation to the proposed ESPN sales representation agreement).

Disney management held a telephonic meeting with its financial and legal advisors on January 19, 2006 to further review and evaluate the proposals made by each of the potential merger parties. Extensive discussion ensued among Disney management and Disney’s financial and legal advisors regarding, among other things, the potential advantages for Disney stockholders as a result of divestiture of the ABC Radio Business, including the increased scale, scope and diversity of operations, the efficiencies that may be achievable through complementary businesses, distribution channels, product lines, served markets and customers resulting from such a transaction and the likelihood that a business combination with Citadel would provide to Disney stockholders value superior to that which had been informally indicated during prior solicitations of third party bids. Disney’s management based its decision on Citadel’s capital structure, certainty of closing, the value protection that Citadel assured to Disney and its stockholders in agreeing in principle to a collar mechanism and the level of experience of the management of Citadel.

During this time period, Mr. Forstmann had telephone conversations with Mr. Iger and reiterated his belief in the strategic and business rationale for a combination of the companies, his desire to engage in discussions regarding the terms of a potential transaction and the certainty of closing that Citadel could provide. Mr. Forstmann and Mr. Iger also discussed the proposed terms of the business combination that each would support and Mr. Forstmann elaborated on Citadel’s willingness to provide a collar mechanism that would provide some certainty to the aggregate value of the consideration within a specified range of values of Citadel common stock. In another call, Mr. Iger informed Mr. Forstmann that on the basis of those terms, Disney was prepared to move forward with Citadel and attempt to finalize definitive transaction terms and agreements. Mr. Forstmann indicated to Mr. Iger that he would advise Citadel and its board of directors of their discussion.

Citadel and Disney’s financial and legal advisors participated in numerous teleconferences from January 21 through the first week of February 2006 during which they compared their respective valuations of the separate businesses, negotiated the final terms of the merger consideration to be received by ABC Radio Holdings’ stockholders and the amount and method of calculating the amount of debt ABC Radio Holdings would incur and the special distribution Citadel would pay to its stockholders in connection with the merger, and negotiated the terms and conditions of the definitive agreements relating to the transaction. As part of these negotiations, the parties came to a final resolution on each party’s obligations to pay a termination fee to the other.

On January 30, 2006, Citadel’s board of directors held a meeting to review the proposed terms of the business combination. At the meeting, Mr. Suleman provided an update regarding the prior discussions between Citadel and Disney. With representatives of Kirkland & Ellis LLP, he described to the Citadel board the material terms of the current transaction proposal, and with representatives of Citadel’s financial advisor he provided a financial review of the proposed transaction. The Citadel board was briefed upon and considered the various unresolved issues regarding the proposed transaction, including that the mechanisms regarding the transaction consideration collar and the provisions definitively allocating assets and liabilities of the ABC Radio Business were not yet finalized. The Citadel board of directors discussed the terms of the proposal and the potential strategic and economic benefits to be realized from the potential business combination with Disney. The Citadel board authorized Mr. Suleman to continue discussions with Disney and to make a revised proposal to Disney for a business combination with the ABC Radio Business.

Also at the January 30, 2006 meeting of the Citadel board, Mr. Suleman and JPMorgan advised the board that Citadel, Disney and ABC Radio Holdings had selected JPMorgan and its commercial bank affiliate to enter into commitment letters with Citadel and ABC Radio Holdings regarding new senior secured credit facilities to be entered into by Citadel and ABC Radio Holdings immediately prior to the distribution and the merger in order to fund the debt to be incurred by ABC Radio Holdings and to enable Citadel to consummate the merger. After considering the potential conflict of interest that could arise due to JPMorgan’s role in the financing, the Citadel board determined to seek the opinion of a second financial advisor in considering whether the financial terms of the business combination were fair to Citadel. As a result, the Citadel board considered hiring a second financial advisor in connection with the proposed transaction, and, based on a number of factors, including without limitation Merrill Lynch’s familiarity with the ABC Radio Business and business of Citadel, Citadel retained Merrill Lynch on February 2, 2006 as its financial advisor in connection with the potential strategic combination.

On February 3, 2006, the Disney board of directors held a telephonic meeting, together with Disney’s financial and legal advisors to consider the proposed transaction with Citadel. The board received presentations from senior management and its financial and legal advisors regarding the material terms of the transaction and its strategic, financial, legal and tax aspects. Legal counsel also reviewed with the board the fiduciary duties of the directors in connection with the consideration of the proposed transaction. After consideration of these presentations, the board determined that the merger and separation on the terms presented to them were advisable and in the best interests of the Disney stockholders, and the board unanimously approved the draft merger agreement, draft separation agreement and drafts of the other transaction agreements.

On February 4, 2006, a meeting of Citadel’s board of directors was held. Mr. Suleman, other members of Citadel’s senior management and representatives of Citadel’s financial and legal advisors provided an update of the discussions between Citadel and Disney. The Citadel board also reviewed the proposal that had initially been made by Citadel and how that proposal had changed in the course of the negotiation process. It also reviewed the status of discussions between the parties relating to the terms of the proposal. The Citadel board was briefed upon and considered the various unresolved issues regarding the proposed transaction, including that the mechanisms for determining the final economic terms of the transaction were not yet finalized. The directors were advised by Citadel’s legal and financial advisors of the various strategic alternatives available to Citadel. Representatives of Kirkland & Ellis LLP discussed the proposed structure of the transaction, as well as the progress of the negotiations on, and the material terms of and issues related to, the significant transaction documents. They also reviewed with the board the fiduciary duties of the directors under the circumstances and that the principal Citadel stockholders had committed to delivering the written consent of the majority stockholders in connection with the signing of the merger agreement. Representatives of Citadel’s financial advisors, JPMorgan and Merrill Lynch, each reviewed the financial terms of the transaction and presented financial analyses conducted in connection with the proposed transaction. The results of due diligence also were reported to the Citadel board. The Citadel board reviewed the diligence results, financial information, synergy opportunities, financial analysis and financing plans relating to the transaction. The Citadel board discussed and considered the strategic rationale for the transaction and the terms of the proposal and authorized senior management to continue discussions with Disney.

On February 6, 2006, a telephonic meeting of the Citadel board of directors was held. An update on the discussions with Disney was provided to the board by senior management and representatives of Citadel’s financial and legal advisors. Mr. Suleman and Citadel’s financial advisors presented the Citadel board with the finally agreed upon terms of the proposed transaction, including the financing plans and structure for determining the amount of ABC Radio Holdings debt (and corresponding amount of cash Disney would retain) and the amount of the special distribution Citadel would pay to its stockholders. The board also reviewed with its legal advisors the fiduciary duties of the directors in connection with the board’s consideration of the proposed transaction. At this meeting, representatives of Citadel’s financial advisors, JPMorgan and Merrill Lynch, each reviewed the financial terms of the transaction, presented detailed financial analyses conducted in connection with the proposed transaction and delivered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of February 6, 2006 and based upon and subject to the various factors, assumptions, limitations and qualifications set forth in its written opinion, the consideration (as defined in the written opinion) was fair, from a financial point of view, to Citadel. At the conclusion of the meeting, after consideration of these presentations, the board determined that the merger was advisable and in the best interests of Citadel and its stockholders, and approved, adopted and declared advisable the draft merger agreement, the merger and the issuance of Citadel common stock in the merger.

Following the meeting of the Citadel board of directors on February 6, 2006, Disney, ABC Radio Holdings, Citadel and Alphabet Acquisition entered into the merger agreement, Disney and ABC Radio Holdings entered into the separation agreement, and Disney, ABC Radio Holdings, the principal Citadel stockholders and Citadel (for limited purposes) entered into the support agreement, and the principal Citadel stockholders delivered to Citadel their written consent to the merger agreement and the transactions and ancillary agreements contemplated thereby, including the merger and issuance of shares of Citadel common stock in connection therewith.

Following the closing of trading on the NYSE on February 6, 2006, Disney and Citadel issued a joint press release publicly announcing the approval of the proposed transactions and the execution of the related agreements.

Subsequently, the parties prepared and filed the necessary applications for regulatory approval of the transactions, and received early termination of the HSR waiting period, as discussed under “The Transactions—Regulatory Approvals” beginning on page 154. In addition, the parties engaged in various telephonic and in-person meetings to discuss, among other things, this information statement/prospectus and the registration statement of which it is a part. The parties also commenced preparations for the integration of the operations and business of the ABC Radio Business with and into Citadel’s business and operations.

During the spring and summer months of 2006, Disney provided Citadel with the results of operations of the ABC Radio Business for interim periods as well as revised projections for the ABC Radio Business’ fiscal year 2006. During this time, senior management of Citadel and Disney discussed Citadel’s concerns about the ABC Radio Business’ actual and projected results of operations for fiscal year 2006 and their potential impact on the financings relating to the transactions. Senior management of Citadel also indicated to Disney its interest in amending the transaction agreements. Given the expected timetable for completing the transaction and the terms of the transaction agreements and the ABC Radio Holdings commitment letter, Disney did not believe amending the transaction agreements was necessary or appropriate at that time.

On September 6, 2006, Citadel’s board of directors met with Citadel’s senior management, and representatives of JPMorgan and Kirkland & Ellis LLP. Citadel’s board discussed the current status of the ABC Radio Business’ performance, its impact upon the merger, Citadel’s legal rights and obligations and alternatives available to Citadel, including various proposals being considered by Citadel to amend the terms of the transaction consideration. Citadel’s board authorized senior management and Citadel’s advisors to seek to renegotiate the terms of the transaction consideration with Disney.

On September 27, 2006, Disney’s board of directors authorized the audit committee of the board to review and approve any potential amendments to the transaction agreements presented to the audit committee by Disney management.

Subsequently, Messrs. Suleman, Forstmann, Iger and Staggs, as well as other members of Citadel’s and Disney’s senior management and their respective financial advisors, commenced negotiations regarding potential revisions to the transaction consideration.

From time to time during October 2006, the Citadel board of directors met in person and telephonically to discuss the current status of the ABC Radio Business’ performance, its impact upon the merger and alternatives available to Citadel, including various proposals to amend the terms of the transaction consideration.

On November 5, 2006, the audit committee of Disney’s board of directors held a telephonic meeting at which management of Disney presented the proposed terms for amending the transaction documents, analyses of the anticipated financial consequences of the proposed amendments and the strategic rationale for amending the transaction documents. After discussion, the audit committee determined it to be in the best interests of the Disney stockholders to agree to the proposed terms and approved the proposed terms presented by management.

On November 6, 2006, the parties developed a framework for their continued discussions. Under this framework, if the parties agreed on definitive terms, they would modify the transaction documents to, among other things: (i) reduce the amount of cash to be retained by Disney by $300 million in the aggregate, $100 million of which would be an outright reduction in the amount of debt to be incurred by ABC Radio Holdings and corresponding cash to be retained by Disney and $200 million of which would correlate to an increase in the number of shares of Citadel common stock to be received by Disney’s stockholders in the merger; (ii) revise the definition of “material adverse effect” to exclude results of operations of the ABC Radio Business prior to October 1, 2006; (iii) enhance the ability of Citadel’s chief executive officer to consult with senior management of the ABC Radio Business in an advisory role prior to the closing of the merger; and (iv) delay the closing date of the merger so that the collar measurement period would not occur until May 2007, at the earliest, unless Citadel elected to move the closing and measurement period to an earlier date.

On November 8, 2006, a telephonic meeting of Citadel’s board of directors was held. At that meeting, among other things, the board discussed with Citadel’s senior management, JPMorgan and legal advisors the framework described above. The board also reviewed with its legal advisors the fiduciary duties of directors in connection with the board’s consideration of the proposed amendments. At the conclusion of the meeting, after consideration of these discussions, the board determined that the proposed amendments were advisable and in the best interests of Citadel and its stockholders and authorized senior management to negotiate definitive amendments to the original merger agreement and other transaction documents on terms substantially similar in all material respects to the framework described above.

Subsequently, Citadel and Disney’s senior management and their respective legal and financial advisors negotiated the definitive terms of the amendments to the original merger agreement and original separation agreement as well as revisions to the form of tax sharing agreement. On November 19, 2006, the parties executed amendments to the original merger agreement and the original separation agreement to effect the changes agreed upon by the parties.

On November 22, 2006, Citadel issued a press release announcing the revised transaction terms. Citadel also filed a current report on Form 8-K with the SEC disclosing the revised transaction terms and filing the amendments to the original merger agreement and original separation agreement as exhibits, and Disney included in its annual report on Form 10-K, filed the same day, descriptions of the revised transaction terms and copies of the amendments to the original merger agreement and original separation agreement.

Citadel’s Reasons for the Merger

In reaching its decision to adopt and approve the original merger agreement and recommend the merger to its stockholders, the Citadel board of directors consulted with Citadel’s senior management, as well as its legal and financial advisors, and considered a number of potentially positive factors, including, but not limited to:

Strategic nature of transaction. The Citadel board considered the benefits that might be derived from the complementary strengths and regional coverage of the two companies, including the potential growth opportunities for the combined company. The Citadel board observed that the combination of Citadel’s business with the ABC Radio Business would provide an opportunity to expand Citadel’s and the ABC Radio Business’ market presence and programs to new regions.

The Citadel board took note of the expectation that the combined company would be among the largest pure-play radio operators in the country and would be one of the leading radio network syndication platforms. The Citadel board also took note of the geographic revenue diversification, format diversification and radio syndication revenue diversification that the combination with the ABC Radio Business would bring to Citadel.

Synergies. The Citadel board considered that Citadel’s management expected the combined company to achieve improvements in both annual revenue and cost synergies. Incremental revenue growth was expected to come principally from national and regional advertisers. Management also expected to benefit from the elimination of certain pension expenses as well as reduction in radio overhead expenses. In addition, the Citadel board considered management’s expectation of further improvement in the ABC Radio Network’s performance by the combined company’s ability to leverage the large number of existing stations for distribution of the high quality content of the ABC Radio Network.

Trends in the radio broadcasting industry. The Citadel board considered the current environment and trends in the radio broadcasting industry, including regulatory uncertainties related to radio station ownership generally, the impact of satellite radio and other forms of competition and industry consolidation. The Citadel board considered the likelihood that the increased size and scope of Citadel (after the completion of the merger) would place it in a better position to take advantage of growth opportunities in the industry, meet competitive pressures and serve the listening community more efficiently.

Size and scale. The Citadel board considered the size and scope of Citadel (after the completion of the merger), which might allow it to compete more effectively in an increasingly competitive market for radio broadcasting, to be in a better position to take advantage of growth opportunities and to serve its markets and stations more efficiently. The Citadel board believed that, in its judgment, the combined company would be financially and/or strategically stronger, with a broader listener and customer base and more diverse revenue stream, than Citadel would be if it did not pursue the merger.

Transaction value, merger consideration and benefit to Citadel stockholders. The Citadel board noted the general consistency of the valuation of the transaction and consideration to be paid by Citadel in the merger under the terms of the original merger agreement with the valuation of recent comparable transactions in the radio broadcasting industry specifically and other large mergers generally. In connection with this review, the Citadel board considered precedent radio station transaction value benchmarks in considering the value multiples Citadel would pay for the ABC Radio Business.

The Citadel board also considered the form of the merger consideration to be paid. The directors noted the degree of certainty of the value of the combined components of the consideration, including the effects of the collar structure, which allows for fluctuations in, and in certain cases permits Citadel stockholders to benefit from an increase in, the value of Citadel common stock. The board discussed the proposed stock component of the consideration, which under the terms of the original merger agreement represented approximately 52% of the outstanding stock of the combined company and an equity value of approximately $1.3 billion (based upon a market price range specified by the collar mechanism). The board also considered the amount of debt ABC Radio Holdings would incur and cash Disney would retain, which could increase as a result of downward Citadel stock price movements, as well as upward adjustments to the pre-deal special distribution Citadel would pay to its stockholders to capture value increases, if any, in Citadel common stock between the time of signing of the original merger agreement and closing of the transactions.

The Citadel board also took note of the historical and current market prices of Citadel common stock. The Citadel board considered the ability of holders of Citadel common stock to remain holders of Citadel common stock and participate in the future prospects of the combined businesses of Citadel and the ABC Radio Business. Further, the Citadel board considered relative contributions of Citadel and the ABC Radio Business to certain pro forma income statement and balance sheet items as prepared by Citadel management and financial advisors.

Financing. Based on information available to it at the time of its consideration of the transactions, the Citadel board considered Citadel’s ability to borrow and repay the funds needed for the payment of the special distribution, to refinance the debt that ABC Radio Holdings would incur prior to the merger as well as Citadel Broadcasting Company’s existing long-term debt obligations and for transaction costs, on both a short and long-term basis. The Citadel board reviewed possible funding needs for potential future transactions, including Citadel’s share repurchase program and expectation at the time that it would continue to pay a regular quarterly dividend to its stockholders.

Recent acquisitions. The Citadel board noted Citadel’s record of successfully integrating past acquisitions without impacting continuous improvement in profitability.

Personnel; Continuity. The Citadel board considered the ability of Citadel to maintain continuity of management and of corporate structure after the completion of the merger, including retention of the Citadel directors serving on the Citadel board at the time of the merger, the Citadel officers serving as chairman and chief executive officer and chief operating officer of Citadel at the time of the merger, and other key executives in Citadel’s corporate and regional operations, as well as its governing documents under the proposed merger.

Due diligence. The Citadel board considered the reports of Citadel management and outside advisors concerning the following areas of the ABC Radio Business: marketing and operations; risk management; finance and accounting; legal and regulatory; intellectual property and information technology; and human resources.

Tax treatment. The Citadel board considered the intended treatment of the merger as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. The Citadel board also considered the potential indemnity obligations of Citadel to Disney in respect of tax matters and the potential restrictions on Citadel’s and the ABC Radio Business’ activities for a period of time after closing due to the proposed tax structure of the transaction, as discussed in the subsections under the heading “Risk Factors” beginning on page 22 and “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

Closing and integration risks. The Citadel board noted that the combination of the ABC Radio Business and Citadel should present a manageable execution risk in view of the similar business lines of the two companies and Citadel’s prior experience in successfully completing acquisitions and integrating the acquired companies. The Citadel board also took into account its view of the likelihood that the appropriate regulatory authorities would approve the merger.

Transaction agreements. The Citadel board reviewed the various terms of the original merger agreement and ancillary agreements thereto, including the original separation agreement, original form of tax sharing and indemnification agreement, and agreements that would govern the relationship between Disney and the combined company after completion of the merger. The Citadel board considered the nature and scope of the closing conditions and considered the potential for incurring a termination fee in the event of a termination of the original merger agreement under certain circumstances described in this information statement/prospectus and the fact that the termination fee and other provisions of the original merger agreement might discourage third parties from seeking to acquire Citadel and otherwise increase the cost of such acquisition. These provisions were the subject of extensive negotiations between the parties and ultimately the Citadel board took into account that the termination fee would generally be payable only in the very limited circumstances described in detail in this information statement/prospectus. See “The Transactions” beginning on page 105.

Strategic alternatives. The Citadel board considered trends and competitive developments in the radio broadcasting industry and the range of strategic alternatives available to Citadel, including continuing Citadel’s existing strategy of seeking growth both internally and through selected acquisitions.

Support of Mr. Forstmann and the principal Citadel stockholders. The Citadel board was aware of Mr. Theodore J. Forstmann’s role in the negotiations of the transaction documents and subsequent amendments thereto, as we discuss above in “—Background of the Merger” beginning on page 111. The Citadel board also took into account Mr. Forstmann’s statements on behalf of himself and the principal Citadel stockholders in support of the merger agreement and the transactions contemplated thereby and that neither he nor the principal Citadel stockholders would receive consideration or other benefits in the transactions that differed from what the other Citadel stockholders would receive. The board also considered the terms of the principal Citadel stockholders’ proposed written consent, including the provisions therein that would make it an irrevocable consent in favor of the merger agreement and transactions contemplated thereby. The Citadel board recognized the significance of that support and that no further stockholder action would be necessary with respect to the merger agreement and the merger and other transactions contemplated thereby. We have described circumstances surrounding the written consent of the principal Citadel stockholders in detail under the heading “Written Consents of the Principal Citadel Stockholders—The Merger and Related Transactions” beginning on page 186.

JPMorgan and Merrill Lynch Opinions. The Citadel board evaluated the financial analyses and presentations of JPMorgan and Merrill Lynch as well as their respective opinions to the effect that, as of February 6, 2006 and based on and subject to the various factors, assumptions, limitations and qualifications set forth in their respective written opinions, the consideration (as defined in their respective written opinions) to be paid under the terms of the original merger agreement was fair, from a financial point of view, to Citadel. We have described the opinions of JPMorgan and Merrill Lynch in detail under the heading “The Transactions—Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor” beginning on page 126 and “The Transactions—Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor” beginning on page 138.

In reaching its conclusion to approve the original merger agreement, the Citadel board also considered a number of potentially countervailing factors in its deliberations concerning the merger, including:

•	that current Citadel stockholders as a group would control less than a majority of Citadel after the completion of the merger;

•	the risk that the merger might not be completed in a timely manner or at all;

•

the risk that the merger might not receive the necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition their approval of the merger on the companies’ compliance with certain burdensome conditions or that regulatory approvals may be delayed;

•	the pendency of the merger for many months following the announcement of the execution of the original merger agreement could have an adverse impact on Citadel and/or the ABC Radio Business;

•	that the transaction may be dilutive to Citadel’s share price depending on future EBITDA and free cash flow valuation multiples for the combined company in the public equity markets;

•	the $81 million fee that would be payable by Citadel to Disney if the original merger agreement is terminated under certain circumstances;

•

the feasibility and desirability of pursuing alternative strategies, such as pursuing growth and increased stockholder value through other acquisitions and repurchases of stock, and the fact that entering into the original merger agreement may preclude Citadel from pursuing other opportunities that were potentially available to it and other opportunities that might become available during the period of many months during which the merger would be pending;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the operations of Citadel and the ABC Radio Business;

•

the possibility of management and employee disruption associated with the merger and integrating the operations of the companies, including the risk that, despite the efforts of the combined company, key management, marketing, technical and administrative personnel of Citadel and the ABC Radio Business might not remain employed with the combined company and the risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•

the possibility that the process of planning for the integration of Citadel and the ABC Radio Business and the regulatory approval process might adversely affect the ability of Citadel to meet its existing business performance targets;

•

the possibility of encountering difficulties in achieving cost savings and revenue synergies in the amounts currently estimated or in the time frame currently contemplated and the risk that the anticipated synergies and other potential benefits of the merger may not be fully or partially realized;

•

that the limitation on the use of Citadel’s operating loss carryforwards, under section 382 of the Internal Revenue Code, may postpone the cash flow benefits of these tax attributes that would otherwise inure solely to the benefit of the Citadel stockholders in a shorter time period;

•	the potential negative consequences that could result from Citadel’s significant amount of indebtedness following the consummation of the transactions;

•	the investment banking, financing, legal and accounting fees and expenses of Citadel related to the merger, which at that time were estimated to be approximately $50 million; and

•	the other risks described under the section of this information statement/prospectus entitled “Risk Factors” beginning on page 22.

The foregoing discussion of the information and factors considered by the Citadel board of directors is not exhaustive, but includes many of the material factors considered by the Citadel board. In view of the wide variety of factors considered by the Citadel board in connection with its evaluation of the merger and the complexity of such matters, the Citadel board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Citadel board discussed the factors described above, asked questions of Citadel’s senior management and Citadel’s legal and financial advisors, and reached general consensus that the merger was advisable and in the best interest of Citadel and its stockholders. In considering the factors described above, individual members of the Citadel board of directors may have given different weight to different factors. The Citadel board of directors weighed the advantages and opportunities of the merger against the disadvantages and challenges inherent in the combination of two business enterprises of the size and scope of Citadel and the ABC Radio Business and the possible resulting diversion of Citadel’s management attention for an extended period of time. The Citadel board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Citadel board, however, concluded that the potential positive factors related to the merger outweighed the potential negative factors related to the merger.

It should be noted that this explanation of the Citadel board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements“ beginning on page 39.

At a special meeting held on February 6, 2006, after due consideration with financial and legal advisors, the Citadel board of directors approved the original merger agreement and the transactions and agreements contemplated therein and thereby. Accordingly, the Citadel board of directors recommended that Citadel stockholders vote “FOR” the approval of the merger agreement and the transactions contemplated therein and thereby, including the merger and issuance of Citadel common stock in connection therewith.

Also on February 6, 2006, pursuant to section 228 of the DGCL and the by-laws of Citadel, the principal Citadel stockholders, holding a majority of the Citadel common stock outstanding, took action by written consent to approve the merger agreement and the transactions and other documents contemplated or required thereby, including approving the issuance of shares of Citadel common stock in connection with the merger.

As a result of the Citadel board’s and principal Citadel stockholders’ approvals of the merger agreement, no further Citadel corporate approvals are necessary to adopt the merger agreement and complete the merger.

In reaching its decision to adopt and approve the material terms of the November 19, 2006 amendments to the merger agreement, the Citadel board of directors consulted with Citadel’s senior management, as well as its legal and financial advisors, and considered a number of factors, including:

•	the fact that Citadel was bound by the terms of the original merger agreement and that, absent the amendments, Citadel might have been required to complete the transaction on the original terms;

•	its prior deliberations, decisions and actions relating to the original merger agreement and its reasons for those decisions and actions, as detailed above;

•	its knowledge of Citadel’s business, operations, financial condition, earnings and prospects and the historical market prices of Citadel’s common stock;

•

presentations from, and discussions with, Citadel’s financial advisor, JPMorgan, and senior management based on the information that management of Disney and the ABC Radio Business had provided to Citadel since the original merger agreement was entered into, concerning the ABC Radio Business’ business, results of operations, financial condition, earnings and prospects;

•

its assessment of the business and legal impact of the significant decline in results of operations that the ABC Radio Business had experienced in fiscal year 2006 on the merger and the ability of the ABC Radio Business and Citadel to incur indebtedness under their separate financing commitment letters obtained at the time of entry into the original merger agreement;

•

its comparison of the expected impact under the terms of the original merger agreement and proposed amendments of the decline in results of operations that the ABC Radio Business experienced during fiscal year 2006 on the business, operations and financial results of the ABC Radio Business and combined company, including, among other things, the board’s determination that:

•

the proposed reduction in the amount of debt that ABC Radio Holdings could incur (discussed below) would reduce the combined company’s leverage, which could enhance the combined company’s ability to declare dividends and improve financial flexibility;

•	the proposed enhanced ability of Citadel’s CEO to consult with senior management of the ABC Radio Business (discussed below) could be beneficial to the operations of the ABC Radio Business; and

•

the combination of the two factors discussed above together with the delayed closing date of the merger could have a favorable impact on Citadel’s stock price to the extent that it may no longer be at the bottom of the collar during the collar measurement period, in which case the amount of debt ABC Radio Holdings would be permitted to incur would be further reduced;

•

the proposed revised financial terms of the merger, including that the potential amount of cash retained by Disney would be reduced by $300 million in the aggregate, and that this reduction would be achieved through a $100 million outright reduction in the amount of debt to be incurred by ABC Radio Holdings and corresponding cash to be retained by Disney and a $200 million reduction in the amount of debt to be incurred by ABC Radio Holdings with a corresponding increase in the number of shares of Citadel common stock to be received by Disney’s stockholders in the merger, and its assessment that under the revised financial terms the merger is expected to result in a less leveraged capital structure for the combined company than under the financial terms contained in the original merger agreement;

•	other proposed revised financial terms of the merger, including the delayed closing date and that the collar measurement period would likely occur during the second calendar quarter of 2007;

•	the proposed enhanced ability of Citadel’s chief executive officer to consult with senior management of the ABC Radio Business in an advisory role prior to the closing of the merger;

•

the fact that under the terms of the proposed amendments, pre-merger Citadel stockholders would own less of the combined company after the merger than they would have owned under the terms of the original merger agreement; and

•

discussions with Citadel’s financial advisors, JPMorgan, legal advisors and senior management concerning the ABC Radio Business’ performance, its potential impact upon the merger and alternatives available to Citadel.

The foregoing discussion of the information and factors considered by the Citadel board of directors is not exhaustive, but includes many of the material factors considered by the Citadel board. In view of the wide variety of factors considered by the Citadel board in connection with its evaluation of the proposed amendments to the original merger agreement and the complexity of such matters, the Citadel board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Citadel board discussed the factors described above, asked questions of Citadel’s management and Citadel’s legal and financial advisors, and reached general consensus that the proposed amendments were advisable and in the best interest of Citadel and its stockholders. In considering the factors described above, individual members of the Citadel board of directors may have given different weight to different factors. The Citadel board of directors weighed the advantages and opportunities of the proposed amendments against the disadvantages and challenges inherent in not amending the transaction documents. The Citadel board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. The Citadel board, however, concluded that the potential positive factors related to the proposed amendments outweighed the potential negative factors related thereto.

It should be noted that this explanation of the Citadel board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements” beginning on page 39.

At a special telephonic meeting held on November 8, 2006, after due consideration with financial and legal advisors, the Citadel board of directors authorized Citadel’s executive officers to negotiate and execute amendments to the original merger agreement on terms substantially similar to those discussed at the meeting.

Opinion and Analysis of JPMorgan as Citadel’s Financial Advisor

Citadel retained JPMorgan as its financial advisor for the purpose of advising Citadel in connection with the proposed acquisition from Disney of the ABC Radio Business and to evaluate the fairness, from a financial point of view, to Citadel of the consideration to be paid by Citadel pursuant to the original merger agreement in a transaction whereby a wholly-owned subsidiary of Citadel would be merged with and into ABC Radio Holdings after the business assets and liabilities of the ABC Radio Network business and ABC Radio Stations business are contributed to ABC Radio Holdings and the shares of ABC Radio Holdings are distributed to the stockholders of Disney (we refer to this transaction in this section as the proposed transaction). As a part of its investment banking business, JPMorgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. JPMorgan was selected to advise Citadel with respect to the proposed transaction and deliver an opinion to the Citadel board with respect to the consideration to be paid in the proposed transaction pursuant to the original merger agreement on the basis of such experience and its familiarity with the ABC Radio Business. While JPMorgan and Merrill Lynch were engaged by Citadel as co-advisors to provide advisory services, JPMorgan’s services were provided independently from Merrill Lynch.

At the meeting of the Citadel board on February 6, 2006, JPMorgan delivered its oral opinion which was subsequently confirmed in a written opinion to the Citadel board dated February 6, 2006, referred to as the JPMorgan opinion, that, as of such date and on the basis of and subject to the various factors, assumptions and limitations set forth in its opinion, the consideration to be paid in the proposed transaction pursuant to the original merger agreement was fair, from a financial point of view, to Citadel.

JPMorgan’s financial analysis and the JPMorgan opinion were provided to the Citadel board in connection with and for the purposes of its evaluation of the original merger agreement. The JPMorgan opinion is directed only to the fairness, from a financial point of view, to Citadel (and not to Disney or its stockholders) of the consideration to be paid by Citadel pursuant to the original merger agreement and does not constitute a recommendation as to how the Citadel board or any Citadel stockholder should vote with respect to the proposed transaction or any other matter. The amount of the consideration to be paid in the proposed transaction was determined through arm’s-length negotiations between Citadel and Disney. The opinion does not address the relative merits of the proposed transaction as compared to other business strategies or transactions that might be available with respect to Citadel. Citadel did not provide specific instructions to, or place any limitations on, JPMorgan with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In furnishing its opinion, JPMorgan did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

The full text of JPMorgan’s written opinion dated February 6, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by JPMorgan in conducting its financial analysis and in rendering the JPMorgan opinion, is attached as Annex C to this information statement/prospectus, and is incorporated herein by reference. The JPMorgan opinion should be read carefully and in its entirety. The following summary of JPMorgan’s opinion is qualified in its entirety by reference to the full text of the JPMorgan opinion.

The opinion and the analyses performed by JPMorgan in connection with its opinion were based upon financial information, market data and Citadel’s forecasts for the ABC Radio Business and Citadel as they existed on or prior to February 6, 2006, the date of JPMorgan’s opinion. Citadel did not request, and JPMorgan did not render, an opinion as of the date of, or in connection with, the November 19, 2006 amendments to the original merger agreement as to the fairness to Citadel of the consideration to be paid by Citadel pursuant to the merger agreement, as so amended. Accordingly, neither the opinion nor the analyses summarized below reflect or take into account the decline in results of operations that the ABC Radio Business experienced in fiscal year 2006, the decrease in the price of Citadel stock between February 6, 2006 and November 19, 2006 or the decrease in Citadel’s revised forecasts for the ABC Radio Business and Citadel on a pro forma basis for the acquisition as of November 19, 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” beginning on page 57.

In conducting its financial analysis and rendering the JPMorgan opinion, JPMorgan, among other things:

•	reviewed a draft dated February 4, 2006 of the original merger agreement, excluding the exhibits, other than a draft dated February 4, 2006 of the original separation agreement;

•	reviewed a draft dated February 4, 2006 of the consent of the principal Citadel stockholders approving the merger and a draft dated January 30, 2006 of the support agreement;

•	reviewed certain publicly available business and financial information as it existed prior to February 6, 2006 concerning Disney, the ABC Radio Business and Citadel;

•	reviewed financial statements and other financial and operating data concerning the ABC Radio Business as they existed on February 6, 2006 prepared by Disney;

•

compared the financial terms of the proposed transaction pursuant to the original merger agreement with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of the ABC Radio Business and Citadel as it existed prior to February 6, 2006 with publicly available information concerning certain other companies

JPMorgan deemed relevant and reviewed the current and historical market prices of Citadel common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared on or prior to February 6, 2006 by the managements of Disney, the ABC Radio Business and Citadel relating to the ABC Radio Business and Citadel’s business, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the proposed transaction, which we refer to in this section as the Synergies, furnished to JPMorgan by Disney and Citadel;

•	reviewed certain tax attributes relating to the ABC Radio Business and Citadel as they existed on February 6, 2006 furnished to JPMorgan by the managements of Disney and Citadel; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of this opinion.

JPMorgan also held discussions prior to February 6, 2006 with certain members of the management of the ABC Radio Business, Disney and Citadel with respect to certain aspects of the proposed transaction, and the past and current business operations of the ABC Radio Business and Citadel, the financial condition and future prospects and operations of the ABC Radio Business and Citadel, the potential pro forma impact of the proposed transaction on the financial condition and future prospects of Citadel (including with respect to the expected Synergies), and certain other matters believed necessary or appropriate to JPMorgan’s inquiry.

JPMorgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPMorgan by the ABC Radio Business, Disney and Citadel or otherwise reviewed by or for JPMorgan. JPMorgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPMorgan evaluate the solvency of the ABC Radio Business and Citadel under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to JPMorgan, including the Synergies, JPMorgan assumed that they were reasonably prepared based on assumptions reflecting the best estimates and judgments by management as of February 6, 2006 as to the expected future results of operations and financial condition of the ABC Radio Business and Citadel to which such analyses or forecasts relate. JPMorgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. JPMorgan relied as to all legal matters relevant to rendering their opinion upon the advice of counsel.

JPMorgan has also assumed that (i) the proposed transaction will have the tax consequences described in discussions with, and materials furnished to JPMorgan by, representatives of Disney and Citadel, (ii) the transactions contemplated by the original merger agreement and original separation agreement would be consummated as described in the original merger agreement and original separation agreement without any material waiver, amendment or restructuring, (iii) the definitive original merger agreement and original separation agreement did not differ in any material respects from the drafts thereof furnished to JPMorgan and (iv) that the parties to each of the respective agreements will perform all of the covenants and agreements required to be performed by such parties there under. JPMorgan further assumed that all material governmental, regulatory or other consents, authorizations and approvals necessary for the consummation of the proposed transaction pursuant to the original merger agreement will be obtained without any adverse effect on the ABC Radio Business and Citadel or on the contemplated benefits of the proposed transaction pursuant to the original merger agreement.

The JPMorgan opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to JPMorgan as of February 6, 2006, the date of the JPMorgan opinion. Subsequent developments, such as those described in the second bold paragraph above, may affect the JPMorgan opinion, and JPMorgan does not have any obligation to update, revise or reaffirm the JPMorgan opinion. The JPMorgan opinion is limited to the fairness, from a financial point of view, to Citadel of the consideration to be paid pursuant to the original merger agreement in the proposed transaction and JPMorgan has expressed no opinion as to the fairness of the proposed transaction to, or any consideration of, the holders of any class of securities, creditors or other constituencies of Citadel or as to the underlying decision by Citadel to engage in the proposed transaction. JPMorgan has also expressed no opinion as to the price at which the shares of Citadel common stock will trade at any future time.

In accordance with JPMorgan’s customary investment banking practice, JPMorgan employed generally accepted valuation methods in conducting its financial analysis and in reaching the JPMorgan opinion. JPMorgan’s opinion and financial analyses were only one of many factors considered by the Citadel board in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Citadel board or management with respect to the proposed transaction or the consideration to be paid in the proposed transaction. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. The following is a summary of certain of the financial analyses undertaken by JPMorgan with respect to the ABC Radio Business and Citadel and delivered to the Citadel board on February 6, 2006, which analyses were among those considered by JPMorgan in connection with delivering the JPMorgan opinion. For purposes of the analyses described below, JPMorgan used an implied total firm value of $2.75 billion for the ABC Radio Business as of February 6, 2006, based on the terms of the original merger agreement and original separation agreement. The implied firm value of $2.75 billion was comprised of $1.425 billion of net debt and $1.325 billion of equity at the midpoint of the collar mechanism and assumed the following:

•	the ABC Radio Business would incur $1.4 billion of debt at the midpoint of the collar mechanism , the proceeds of which would be retained by Disney;

•	Citadel would fund the ABC Radio Business with an additional $25 million of working capital upon closing of the merger;

•

Citadel would issue an aggregate of 127,240,887 shares in the merger to the Disney stockholders with an aggregate equity value of approximately $1.3 billion based on a price per share of $10.22 (which share price assumes the payment of a pre-closing special distribution to pre-merger Citadel stockholders of $2.46 per share); and

•

Citadel would issue stock options and restricted stock units with an implied equity value of approximately $25 million to ABC Radio Business employees who become Citadel employees in connection with the merger and elect to convert the Disney stock options and restricted stock units such employees held at the time of the merger.

Public Market Comparables Analysis

Using publicly available information, JPMorgan compared the financial and operating performance of the ABC Radio Business and Citadel as of February 6, 2006, with publicly available information of selected publicly traded companies engaged in businesses which JPMorgan deemed relevant to the ABC Radio Business’ and Citadel’s business for the purpose of deriving valuation multiples. The companies were as follows:

•	Citadel

•	Cox Radio Inc.

•	Cumulus Media Inc.

•	Emmis Communications Corp.

•	Entercom Communications Corp.

•	Radio One Inc.

These companies were selected, among other reasons, because they compete in the radio broadcasting industry with fairly similar competitive dynamics and growth potential. JPMorgan also reviewed, among other information, multiples of total firm value or FV which consists of the market value of the particular company’s equity, referred to as equity value or EV, plus book value of the particular company’s debt plus the debt expected to be incurred in the proposed transaction (in the case of Citadel or the ABC Radio Business), minus cash, cash equivalents and marketable securities, to:

•	Calendar year 2006 projected earnings before interest, taxes, depreciation and amortization, referred to as EBITDA as of February 6, 2006

•	Calendar year 2007 projected EBITDA as of February 6, 2006

JPMorgan also reviewed multiples of EV to:

•

Calendar year 2006 projected EBITDA less capital expenditures, interest expense, and cash taxes normalized to exclude the effect of net operating losses (NOLs), referred to as levered free cash flow (LFCF) as of February 6, 2006

•	Calendar year 2007 projected LFCF as of February 6, 2006

The following table reflects the results of the analysis as of February 6, 2006:

Trading multiples analysis	Range	Mean
FV to calendar 2006 projected EBITDA	10.5x – 12.3x	11.4x

FV to calendar 2007 projected EBITDA	10.0x – 11.6x	10.8x

EV to calendar 2006 projected LFCF	9.9x – 12.4x	11.2x

EV to calendar 2007 projected LFCF	8.5x – 11.8x	10.3x

For the purposes of valuing Citadel, JPMorgan applied a range of multiples derived from such analysis of the comparable companies to management estimates and Wall Street estimates for Citadel to calculate implied firm and equity values. JPMorgan assumed that the net debt used in the valuation would equal the book value of Citadel’s debt plus the debt expected to be incurred in the transaction, minus cash, cash equivalents and marketable securities. The debt expected to be incurred by Citadel included the funding for the amount of the special distribution to pre-merger Citadel stockholders (to be paid based on the average closing price of Citadel stock falling within a range of $12.68 and $14.64 during the pre-closing measurement period described in the original separation agreement and original merger agreement). The debt expected to be incurred in the transaction by ABC Radio Holdings reflected the cash consideration to Disney pursuant to the original merger agreement and the estimated incremental working capital investment. The following table reflects the results of the analysis as of February 6, 2006:

	Firm value range	Equity value range
FV to calendar 2006 projected EBITDA
Citadel Management case	$2,002 – 2,184	$1,063 – $1,245
Citadel Wall Street case	$1,978 – 2,158	$1,039 – $1,218
FV to calendar 2007 projected EBITDA
Citadel Management case	$2,083 – 2,281	$1,143 – $1,341
Citadel Wall Street case	$1,971 – 2,159	$1,031 – $1,219
EV to calendar 2006 projected LFCF
Citadel Management case	$2,154 – 2,255	$1,214 – 1,315
Citadel Wall Street case	$2,147 – 2,248	$1,208 – 1,308
EV to calendar 2007 projected LFCF
Citadel Management case	$2,091 – 2,256	$1,152 – 1,317
Citadel Wall Street case	$2,022 – 2,177	$1,083 – 1,237

For the purposes of valuing the ABC Radio Business, the firm value to EBITDA multiples of the comparable companies were adjusted using the 2006-2008 projected EBITDA compound annual growth rate (CAGR) of the particular company. JPMorgan made these adjustments because the ABC Radio Business’ 2006-2008 projected EBITDA CAGR of 12.1% significantly exceeded the CAGR of each of the comparable companies (including the Citadel Wall Street case), which ranged from 4.4%-6.1%. JPMorgan then applied the relevant range of multiples derived from such analysis to the projected 2006-2008 EBITDA CAGR for the ABC Radio Business of 12.1% to obtain the implied FV to projected 2006 and 2007 EBITDA multiples. These implied multiples were in turn discounted by 50% (based on JPMorgan’s conclusion that the public equity markets would not value the ABC Radio Business’ extremely high growth at the same multiple as the lower growth of the comparable companies) and applied to the 2006 and 2007 projected EBITDA of the ABC Radio Business to obtain the ranges of the ABC Radio Business firm value and the equity values.

JPMorgan also adjusted the EV to projected 2006 and 2007 LFCF multiples of the comparable companies using the 2006-2008 projected LFCF CAGR of each particular comparable company. JPMorgan made these adjustments because the ABC Radio Business’ 2006-2008 projected LFCF of 26.7% significantly exceeded the CAGR of each of the comparable companies (including the Citadel Wall Street case), which ranged from 2.2%—7.8%.

JPMorgan then applied the relevant range of multiples derived from such analysis to the projected 2006-2008 LFCF CAGR for the ABC Radio Business of 26.7% to obtain implied equity value to projected 2006 and 2007 LFCF multiples. These implied multiples were in turn discounted by 50% (based on JPMorgan’s conclusion that the public equity markets would not value the ABC Radio Business’s extremely high growth at the same multiple as the lower growth of the comparable companies) and applied to the 2006 and 2007 projected LFCF of the ABC Radio Business to obtain the ranges of the ABC Radio Business firm value and the equity values. The following table reflects the results of the analysis as of February 6, 2006:

	Firm value range	Equity value range
FV to calendar 2006 projected EBITDA	$1,985 – 2,969	$560 – 1,544
FV to calendar 2007 projected EBITDA	$2,136 – 3,132	$711 – 1,707
EV to calendar 2006 projected LFCF	$2,596 – 3,298	$1,171 – 1,873
EV to calendar 2007 projected LFCF	$2,363 – 3,852	$938 – 2,427

JPMorgan noted that the total firm value and equity value assumed for the ABC Radio Business as of February 6, 2006, based on the terms of the original merger agreement and original separation agreement, were within the range of the implied firm values and equity values derived using this analysis.

Precedent Transaction Analysis

JPMorgan reviewed the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies for the purpose of deriving valuation multiples. The following is a list of the referenced transactions and their respective year of announcement:

Radio Station Groups

Year announced	Acquiror	Target
2005	Cumulus	Susquehanna
2003	Multicultural Radio	Radio Unica
2003	Citadel	Wilks Broadcasting stations
2003	Emmis/LBJ Broadcasting	Sinclair
2002	Entravision	Big City Radio stations
2002	Susquehanna Radio	Salem Communications
2001	Cumulus	Aurora Communications
2001	Radio One	Blue Chip Broadcasting
2001	Forstmann Little	Citadel
2000	Viacom	Infinity
2000	Cox Radio	Midwestern
2000	Radio One	Clear Channel
2000	Infinity	Clear Channel
1999	Clear Channel Comm.	AMFM
1998	Clear Channel Comm.	Jacor
1998	Chancellor	Capstar
1997	Chancellor	Viacom
1997	CBS Corp.	American Radio Systems Corp.

Radio Stations

Year announced	Acquiror	Target
2004	Bonneville	Emmis
2004	Styles Media Group	Spanish Broadcasting
2004	Radio One	KRTS-FM
2004	Entercom	MyStar Communications
2004	Citadel	Barnstable Broadcasting
2003	Cumulus	Southern Minnesota Broadcasting
2003	Univision	Jarad Broadcasting
2003	Entercom	Fisher Communications
2003	Citadel	Wilks Broadcasting
2003	Cumulus	Gaylord Entertainment
2003	Emmis/LBJ Broadcasting	Sinclair
2002	Entrevision	Big City Radio
2002	NextMedia	Wilks Broadcasting
2002	Regent	Brill Media
2002	Susquehanna Radio	Salem Communications
2002	Investment Group	Three Eagles
2002	Millennium Radio Group	Press Comm.
2002	Entercom	Emmis
2001	Entercom	Tribune Co.
2001	Cumulus	DBBC, LLC
2001	Cumulus	Aurora Communications

JPMorgan chose the selected transactions because they were business combinations that, for the purposes of the analysis, JPMorgan considered to be reasonably similar to the proposed transaction. The selected transactions may differ significantly from the proposed transaction based on, among other things, the size of the transactions, the structure of the transactions, the financial and other characteristics of the parties to the transactions, and the dates that the transactions were announced or consummated for the radio station group or radio stations targets. JPMorgan reviewed the multiples of firm value to the last twelve months EBITDA for each of the targets for which information was available. For the radio stations, JPMorgan reviewed multiples of firm value to the last twelve months net station revenue and broadcast cash flow (BCF), which is equal to revenue less station operating expenses excluding depreciation and amortization. The following table reflects the results of the analysis as of February 6, 2006:

Transaction multiples analysis	Range	Median
Radio Station Groups
Firm value to last twelve months EBITDA	10.8x – 25.0x	19.4	x
Radio Stations
Firm value to last twelve months revenue	5.5x – 11.5x	6.8	x
Firm value to last twelve months BCF	11.1x – 52.9x	17.7	x

JPMorgan applied a range of multiples derived from such analysis to the ABC Radio Business’ EBITDA for the twelve month period ending December 31, 2005 (without incorporating the impact of the Synergies), and arrived at an estimated range of firm values as of February 6, 2006 for the ABC Radio Business of $2,679-$3,048 million and an estimated range of equity values for the ABC Radio Business of $1,254-1,623 million.

JPMorgan noted that the total firm value and equity value assumed for the ABC Radio Business as of February 6, 2006, based on the terms of the original merger agreement and original separation agreement, were within the range of the estimated firm values and equity values derived using this analysis.

Discounted Cash Flow Analysis

JPMorgan conducted a discounted cash flow analysis for each of Citadel and the ABC Radio Business for the purpose of determining the range of firm values and equity values for each entity based on the unlevered free cash flows that each entity is expected to generate during fiscal years 2006 through 2010. A discounted cash flow analysis is a method used to derive an implied total firm value and equity value of a business by calculating the “present value” of the estimated future unlevered after tax free cash flows of the business. The term unlevered as used in this analysis means that no adjustment has been made for interest expense. The present value is obtained by discounting both (1) the estimated free cash flows of the business over the period for which estimates are available, referred to as of the estimate period and (2) a “terminal value” for the business as the end of the estimate period, using a selected discount rate intended to reflect an estimate of the average cost of capital for the business. The terminal value refers to the implied value of all future cash flows from a business from the end of the estimate period into perpetuity, calculated by applying a multiple to estimated EBITDA over the last year of the estimate period. In performing its analysis of Citadel, JPMorgan relied on Wall Street equity research estimates and two cases of estimates provided by Citadel’s management prior to February 6, 2006: (i) base case and (ii) sensitivity case. In performing its discounted cash flow analysis of the ABC Radio Business, JPMorgan relied upon estimates provided by Citadel’s management prior to February 6, 2006 with respect to the unlevered free cash flows that the ABC Radio Business is expected to generate during fiscal years 2006 through 2010.

In the discounted cash flow analysis for both Citadel and the ABC Radio Business, JPMorgan used: (i) discount rates ranging from 8.0% to 9.0%, based upon an analysis of the weighted average cost of capital of Citadel as well as selected publicly traded comparable companies and a range of betas (which are coefficients measuring a stock’s relative volatility in relation to the rest of the stock market) and (ii) terminal firm value to EBITDA multiples ranging from 10.0x—12.0x.

As part of the total firm value calculated for Citadel, JPMorgan calculated the present value of the tax benefit from Citadel’s tax-deductible depreciation and amortization, as well as the estimated NOL carryforward estimated as of December 31, 2005. As part of the total firm value calculated for the ABC Radio Business, JPMorgan calculated the present value of the tax benefit of the tax-deductible depreciation and amortization of the ABC Radio Business, which was provided by the ABC Radio Business management prior to February 6, 2006. JPMorgan assumed that the net debt used in the valuation would equal the book value of Citadel’s debt plus the debt expected to be incurred in the transaction (to fund the special distribution to pre-merger Citadel stockholders), minus cash, cash equivalents and marketable securities. The debt expected to be incurred in the transaction by ABC Radio Holdings pursuant to the original separation agreement reflected the cash consideration to Disney and the estimated incremental working capital investment. The debt expected to be incurred by Citadel included the funding for the amount of the special distribution to pre-merger Citadel stockholders.

The analysis yielded the following firm values as of February 6, 2006:

	Citadel— Base Case	Citadel— Sensitivity Case	Citadel— Wall Street Case	ABC Radio Business
Highest estimated valuation	$2,873	$2,505	$2,491	$2,814
Lowest estimated valuation	$2,429	$2,127	$2,114	$2,341

The analysis also yielded the following equity values as of February 6, 2006:

	Citadel— Base Case	Citadel— Sensitivity Case	Citadel— Wall Street Case	ABC Radio Business
Highest estimated valuation	$1,934	$1,566	$1,552	$1,389
Lowest estimated valuation	$1,489	$1,188	$1,175	$916

JPMorgan noted that the total firm value and equity value assumed for the ABC Radio Business as of February 6, 2006, based on the terms of the original merger agreement and original separation agreement, were within the range of the implied firm values and equity values derived using this analysis.

Relative Value Analysis

In the relative value analysis, JPMorgan considered valuations of Citadel and the ABC Radio Business based on the results of the comparable publicly traded companies, precedent transaction, and discounted cash flow analyses as of February 6, 2006 to calculate the implied equity ownership percentage for Disney stockholders in a combination of the two companies.

JPMorgan compared the highest valuation of the ABC Radio Business to the lowest valuation of Citadel to derive the highest relative ownership implied by each of the three valuation methodologies. JPMorgan also compared the lowest equity value of the ABC Radio Business to the highest equity value of Citadel to derive the lowest relative ownership percentage implied by each of the three valuation methodologies.

JPMorgan compared the resultant ownership percentages to the approximately 52% ownership level of Disney stockholders in the new company based on basic shares outstanding that was implied by the $2.7 billion aggregate consideration to Disney and Disney stockholders pursuant to the terms of the original merger agreement and noted that the 52% ownership level was within the range of implied equity ownership percentages derived using this analysis (other than the Discounted Cash Flow, Citadel—Base Case).

The following table reflects the results of the analysis as of February 6, 2006:

Implied equity ownership % range
Trading comparables
Calendar 2006 projected EBITDA	31.3% – 59.5%
Calendar 2007 projected EBITDA	35.7% – 61.1%
Calendar 2006 projected LFCF	47.2% – 60.7%
Calendar 2007 projected LFCF	42.3% – 68.5%
Discounted cash flow
Citadel—Base Case	32.1% – 48.3%
Citadel—Sensitivity case	36.9% – 53.9%
Citadel—Wall Street case	37.1% – 54.2%
ABC transaction multiple / CDL trading multiple	50.4% – 60.7%

Pro Forma Impact Analysis

JPMorgan analyzed the potential impact of the transaction as contemplated by the original merger agreement on Citadel’s valuation. Based on then current net debt levels, a share price of $12.68 (the midpoint of the collar under the original merger agreement) implies a firm value to 2006 projected EBITDA as of February 6, 2006 multiple of 11.7x. Assuming that immediately after closing, Citadel traded at a constant price of $10.22 ($12.68 minus an assumed special distribution to pre-merger Citadel stockholders of $2.46), JPMorgan calculated the implied pro forma firm value to one-year forward EBITDA multiple to be 11.5x (based on the net debt projected as of an assumed closing date of December 31, 2006 and the expected 2007 pro forma EBITDA). JPMorgan also calculated that if Citadel continued to trade at a constant firm value to one-year forward EBITDA multiple of 11.7x at an assumed closing date of December 31, 2006 (applying this multiple to 2007 one-year forward projected EBITDA of standalone Citadel as of February 6, 2006), it would imply a Citadel share price of $15.13 as of December 31, 2006. JPMorgan then calculated that if the combined company traded at the same firm value to one-year forward EBITDA multiple of 11.7x at the assumed closing date of December 31, 2006 (applying this multiple to the one-year forward projected 2007 EBITDA as of February 6, 2006 inclusive of pre-tax annual Synergies of the pro forma company), it would imply a per share price of $10.22. In addition, pre-merger Citadel stockholders would receive a special distribution of $3.40 per share as a part of the proposed transaction as contemplated by the terms of the original merger agreement at closing. As a result, total value for Citadel’s stockholders would be $13.62 per share. This would imply 10% lower value relative to the implied standalone Citadel share price of $15.13. This would in turn imply that the pro forma company would require an additional $31.7 million in annual pre tax synergies for Citadel’s stock price to be $15.13. JPMorgan then recalculated the potential decrease in value percentage at a range of constant firm value to one-year forward EBITDA multiples of 11.0x – 12.5x. The following table reflects the results of that analysis as of February 6, 2006:

Assumed multiple	Value accretion/ (dilution) %	Pre-tax synergies to break even
(Standalone and pro forma)
11.0x	(21.1)%	$65.8 million
11.5x	(13.2)%	$41.8 million
11.7x	(10.0)%	$31.7 million
12.0x	(6.3)%	$20.2 million
12.5x	(5.7)%	$18.4 million

JPMorgan also calculated the value accretion/(dilution) percentage to Citadel stockholders if the pro forma company immediately after closing traded at a firm value to one-year forward EBITDA multiple equal to 0.5x higher than the firm value to one-year forward EBITDA multiple of Citadel on a stand-alone basis immediately prior to closing. For example, if stand-alone Citadel traded at 11.2x 2007 expected EBITDA immediately prior to closing, the combined company would trade at 11.7x 2007 expected EBITDA immediately after closing, implying value dilution to Citadel stockholders of only (4.6%) with no additional synergies and additional annual pre-tax synergies of only $13.9 million to be value neutral immediately after the closing date.

JPMorgan recalculated the potential percentage decrease in value at a range of pro forma firm value to one-year forward EBITDA multiples of 11.0x – 12.5x, because the combined company is more likely to trade at a premium multiple to Citadel on a standalone basis. The following table reflects the results of that analysis as of February 6, 2006:

Assumed pro forma multiple	Value accretion/ (dilution) %	Pre-tax synergies to break even
11.0x	(15.9)%	$46.7 million
11.5x	(7.9)%	$23.6 million
11.7x	(4.6)%	$13.9 million
12.0x	(0.9)%	$2.8 million
12.5x	(0.6)%	$1.7 million

Pursuant to the original merger agreement, in the event the average closing price of Citadel stock was below $12.68 during the pre-closing measurement period, Disney could increase the amount of debt incurred by ABC Radio Holdings and retain an additional amount of cash prior to the spin-off to offset the lower value of shares of Citadel stock issued in the transaction. Disney could not increase the debt of ABC Radio Holdings by more than $250 million, which implied no further increase in cash consideration to Disney for Citadel stock prices below $10.72 per share.

In the event the average closing price of Citadel stock were above $12.68 during the pre-closing measurement period, pursuant to the original merger agreement, the per share special distribution to be paid to pre-merger Citadel stockholders would be increased by the overage. However, the increase in the aggregate distribution to be paid to pre-merger Citadel stockholders could not exceed approximately $231 million under the original merger agreement, which implied no further increase in the special distribution to pre-merger Citadel stockholders at Citadel stock prices above $14.64.

JPMorgan also analyzed the total value to Disney (and Disney stockholders) and to Citadel stockholders at various prices of Citadel stock between $9.93 per share and $15.57 per share with a focus on the impact of the transaction within the collar range contained in the original merger agreement of $10.72 to $14.64 per share.

JPMorgan reviewed various metrics to assess the financial benefits and parameters of the transaction pursuant to the original merger agreement and as of February 6, 2006, including total value to Citadel stockholders, total value to Disney (and Disney stockholders), pro forma leverage, total special and regular dividends to Citadel stockholders, implied free cash flow payout percentage, and implied dividend yield (all assuming a constant pro forma regular dividend of $0.50 per share). The following table reflects the results of the analysis as of February 6, 2006:

$ millions, unless otherwise stated	Range within collar
Pre-deal special distribution ($/share)	$2.46 – $4.43
Pre-deal special distribution	$288 – $518 million
Pro forma per share value post closure	$10.72 – $14.64
Total value to Disney at closing	$2,700 – $2,699 million
Net debt / 2006E EBITDA	6.3x – 6.9x
Dividend yield	4.9% – 6.1%
FCF payout percentage	59.7% – 63.8%

The summary set forth above does not purport to be a complete description of the analyses or data presented by JPMorgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPMorgan believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and the JPMorgan opinion. JPMorgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors as of February 6, 2006. The other principal assumptions upon which JPMorgan based its analyses are set forth above under the description of each such analysis. JPMorgan analyses are not necessarily indicative of actual values or actual future results that might be achieved, such values may be higher or lower than those indicated. Moreover, JPMorgan analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

None of the public companies used in the public companies analysis described above are identical to Citadel or the ABC Radio Business, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the proposed transaction. The data for selected companies are based on the respective companies’ public filings. Accordingly, an analysis of publicly-traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared. The values of such companies or transactions, as the case may be, should not be construed as illustrative of a value for the ABC Radio Business.

Miscellaneous

JPMorgan acted as a financial advisor to Citadel with respect to the proposed transaction and Citadel has agreed to pay a fee to JPMorgan for its services (including for delivery of the JPMorgan opinion) in an aggregate amount equal to $15 million, $13 million of which will become payable only if the proposed transaction is consummated. The fee amount was agreed upon following negotiation between JPMorgan and Citadel. In addition, Citadel has agreed to indemnify JPMorgan for certain liabilities arising out of its engagement.

JPMorgan and its affiliates have provided investment banking and commercial banking services from time to time to Citadel, Disney and each of their respective affiliates. Such past services have included (i) acting as sole bookrunner and lead arranger on a rollover and upsizing of credit facilities and as an arranger and provider of incremental credit facilities, each in 2004 for Citadel, (ii) acting as co-manager in a common stock offering and as co-manager in a convertible notes offering, each in 2004 by Citadel, (iii) acting as joint bookrunner in a senior convertible notes offering in 2003 and as a joint bookrunner in a senior notes offering in 2002, each by Disney, and (iv) acting as sole bookrunner and lead arranger of senior credit facilities in 2001 to support Forstmann Little’s acquisition of Citadel. In February 2006, JPMorgan and its commercial bank affiliate entered into commitment letters with Citadel and ABC Radio Holdings (which letters were subsequently amended in connection with or following the November 19, 2006 amendments to the merger agreement and separation agreement) regarding new senior secured credit facilities to be entered into by Citadel and ABC Radio Holdings in connection with the transactions in order to fund the debt expected to be incurred by ABC Radio Holdings prior to the spin-off (and the corresponding cash that Disney will retain) and to provide Citadel with sufficient funds to pay the special distribution to pre-merger Citadel stockholders, refinance the existing Citadel Broadcasting Company credit facility, refinance the ABC Radio Holdings facility and pay other costs related to consummation of the merger. See “Financing of the Spin-Off and the Merger“ beginning on page 177. JPMorgan and its affiliates may also provide other investment banking and commercial banking services to Citadel, Disney and ABC Radio Holdings, and/or their affiliates, in the future. In the ordinary course of its businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Citadel or Disney for JPMorgan’s own account or for the accounts of customers and, accordingly, JPMorgan may at any time hold long or short positions in such securities.

Opinion and Analysis of Merrill Lynch as Citadel’s Financial Advisor

Citadel retained Merrill Lynch to act as its financial advisor in connection with the merger. Merrill Lynch delivered to the Citadel board of directors an oral opinion, which was confirmed by delivery of a written opinion dated February 6, 2006, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the Original Consideration was fair, from a financial point of view, to Citadel. For purposes of Merrill Lynch’s opinion and the discussion in this section, we refer to “Original Consideration” as the shares of Citadel common stock that were to be issued in the merger pursuant to the original merger agreement plus the amount of cash that was to be retained by Disney pursuant to the original separation agreement. Merrill Lynch’s opinion and the analyses performed by Merrill Lynch in connection with its opinion were based upon financial information, market data and Citadel’s estimates for the ABC Radio Business and Citadel as they existed prior to February 6, 2006, the date of Merrill Lynch’s opinion. Accordingly, neither the opinion nor the analyses summarized below reflect or take into account changes to such information, data or estimates since February 6, 2006. In that connection, neither the opinion nor the analyses summarized below reflect or take into account the decline in results of operations that the ABC Radio Business experienced in fiscal year 2006, the decrease in the price of Citadel stock between February 6, 2006 and November 19, 2006 or the decrease in Citadel’s forecasts for the ABC Radio Business and Citadel on a pro forma basis for the acquisition as reflected in Citadel’s revised forecasts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” beginning on page 57. See, for example, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the ABC Radio Business” beginning on page 57, the financial statements of the ABC Radio Group included in this information statement/prospectus and the historical financial information of Citadel incorporated by reference into this information statement/prospectus. Citadel did not request, and Merrill Lynch did not render, an opinion as of the date of, or in connection with, the November 19, 2006 amendments to the original merger agreement and original separation agreement or as to the fairness to Citadel of the shares of Citadel common stock to be issued by Citadel and the amount of cash to be retained by Disney pursuant to the merger agreement and separation agreement, each as so amended. Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion or its analysis.

The full text of Merrill Lynch’s opinion, dated February 6, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Merrill Lynch, is attached as Annex D to this information statement/prospectus and is incorporated into this information statement/prospectus by reference. The summary of Merrill Lynch’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Merrill Lynch’s opinion was delivered to the Citadel board of directors for its use and benefit and was directed only to the fairness to Citadel, from a financial point of view, of the Original Consideration as of February 6, 2006. Merrill Lynch’s opinion did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Citadel, or any other aspect of the merger, including the merits of the underlying decision by Citadel to engage in the merger. Merrill Lynch’s opinion did not constitute a recommendation to any Citadel stockholder as to how the stockholder should vote or act by consent with respect to any matter related to the merger.

In preparing its opinion to the Citadel board of directors, Merrill Lynch performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch’s opinion or the presentation made by Merrill Lynch to the Citadel board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Citadel or Disney. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by the analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Merrill Lynch’s opinion was among several factors taken into consideration by the Citadel board of directors in making its determination to approve the original merger agreement and the issuance of shares of Citadel common stock in the merger pursuant to the original merger agreement. Consequently, Merrill Lynch’s analyses should not be viewed as determinative of the decision of the Citadel board of directors and management with respect to the fairness of the Original Consideration. Merrill Lynch’s analyses shall also not be viewed as determinative of the decisions of the Citadel board of directors and management with respect to the fairness of the consideration pursuant to the merger agreement and separation agreement, as amended on November 19, 2006.

In arriving at its opinion, Merrill Lynch, among other things, did the following:

•

reviewed certain publicly available business and financial information as they existed prior to February 6, 2006 relating to Citadel, Disney and the assets and liabilities of the ABC Radio Business that Merrill Lynch deemed to be relevant;

•	reviewed certain audited statements of assets and liabilities, and statements of operations and cash flows, of the ABC Radio Business furnished to Merrill Lynch by Citadel prior to February 6, 2006;

•

reviewed certain information, including financial forecasts, relating to the ABC Radio Business, earnings, cash flow, assets, liabilities and prospects of Citadel and the ABC Radio Business, as well as the amount and timing of the cost savings and related expenses and synergies expected prior to February 6, 2006 to result from the merger contemplated by the original merger agreement, which we refer to in this section as the Expected Synergies, furnished to Merrill Lynch by Citadel prior to February 6, 2006;

•

conducted discussions with members of senior management and representatives of Citadel prior to February 6, 2006 concerning the matters described in the first three bullets above, as well as the respective businesses and prospects of Citadel and the ABC Radio Business before and after giving effect to the merger contemplated by the original merger agreement and the Expected Synergies;

•

reviewed the market prices of Citadel common stock prior to February 3, 2006 and valuation multiples for the Citadel common stock and the ABC Radio Business and compared them with valuation multiples as of February 3, 2006 for certain publicly traded companies that Merrill Lynch deemed to be relevant;

•

reviewed the results of operations of Citadel and the ABC Radio Business as they existed prior to February 6, 2006 and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the financial terms of the merger under the original merger agreement with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	reviewed the potential pro forma impact of the merger;

•

reviewed the final forms of the original merger agreement, the original separation agreement and the support agreement entered into among Disney, ABC Radio Holdings, Citadel, Alphabel Acquisition and certain affiliates of Forstmann Little & Co., as applicable; and

•

reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions as they existed prior to February 6, 2006.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all of the information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available. Merrill Lynch did not assume any responsibility for independently verifying this information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Citadel, ABC Radio Holdings, the ABC Radio Business or Disney, nor was it furnished with any evaluations or appraisals. Merrill Lynch did not evaluate the solvency or fair value of Citadel, ABC Radio Holdings, the ABC Radio Business or Disney under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Citadel, ABC Radio Holdings, the ABC Radio Business or Disney. With respect to the financial forecast information relating to Citadel and the ABC Radio Business, and the Expected Synergies prepared by the management of Citadel and furnished to or discussed with Merrill Lynch by Citadel, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Citadel’s management as of February 6, 2006 as to the then expected future financial performance of the ABC Radio Business and Citadel, and the Expected Synergies, after giving effect to the consummation of the transactions contemplated by the original merger agreement and the other transaction agreements. Merrill Lynch also considered Citadel management’s views of the risk and uncertainties relating to Citadel’s ability to achieve its stand-alone financial forecasts. Merrill Lynch assumed that, to the extent material to its analysis, the representations and warranties of each party contained in the original merger agreement were true and correct, each party would perform all of its covenants and agreements contained in the original merger agreement and the original separation agreement, and the transactions contemplated by the original merger agreement and the original separation agreement would be consummated in accordance with their respective terms, in each case without waiver, modification or amendment.

Merrill Lynch’s opinion is necessarily based upon market, economic and other conditions as they existed on, and the information made available to Merrill Lynch as of, February 6, 2006, the date of Merrill Lynch’s written opinion. In that connection, for purposes of its analysis, Merrill Lynch assumed an option ratio (the ratio for converting ABC Radio Business employees’ options to purchase Disney common stock and restricted stock units with respect to Disney common stock into Citadel options and restricted stock units) based on the closing trading price of the Citadel common stock and the common stock of Disney as of February 3, 2006, the last full trading day before the date of Merrill Lynch’s written opinion. Merrill Lynch also assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the separation and the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger. Merrill Lynch did not render any accounting, legal or tax advice to Citadel, and understood that Citadel was relying upon its own accounting, legal and tax advisors as to accounting, legal and tax matters in connection with the transactions contemplated by the original merger agreement and the original separation agreement. Merrill Lynch did not express any opinion as to the prices at which Citadel common stock or Disney common stock will trade on any stock exchange or trading market on which such securities may be listed or admitted to trading following the announcement of the merger, or the price at which Citadel common stock would trade following the completion of the merger. Although Merrill Lynch evaluated the fairness, from a financial point of view, of the Original Consideration as of February 6, 2006, Merrill Lynch was not requested to, and did not, recommend the specific Original Consideration which was to be payable pursuant to the original merger agreement and original separation agreement, which Original Consideration was determined through negotiations between Citadel and Disney, and approved by the Citadel board of directors. No other limitation was imposed on Merrill Lynch with respect to the investigations made or procedures followed by Merrill Lynch in rendering its opinion.

The following is a summary of the material analyses performed by Merrill Lynch in connection with its opinion to the Citadel board of directors dated February 6, 2006. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch’s financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses and, if viewed in isolation, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch. To the extent that the following quantitative information reflects market data, except as otherwise indicated, Merrill Lynch based this information on market data as it existed on or prior to February 3, 2006. This information, therefore, does not necessarily reflect current or future market conditions.

Transaction Multiples Analyses

Merrill Lynch calculated implied transaction multiples based upon projections of the ABC Radio Business’ future financial performance prepared by the management of Citadel and an implied aggregate transaction value of $2.75 billion as of February 3, 2006 based on the terms of the original merger agreement and original separation agreement. The implied aggregate transaction value used by Merrill Lynch assumed that:

•	the ABC Radio Business would incur $1.4 billion of debt, the proceeds of which would be retained by Disney;

•

Citadel would issue an aggregate of 127,240,887 shares in the merger with an aggregate value of $1.3 billion based on a price per share of $10.22 (which share price assumes, after giving effect to, the payment of a pre-closing special distribution to pre-merger Citadel stockholders of $2.46 per share);

•	Citadel would fund the ABC Radio Business with an additional $25 million of working capital upon closing; and

•

Citadel would issue restricted stock and stock options with an implied value of $25 million to the employees of the ABC Radio Business in connection with the merger in respect of the Disney restricted stock and stock options they hold.

Merrill Lynch computed implied transaction multiples based on Citadel management’s projections prior to February 6, 2006 of the ABC Radio Business’ estimated 2006 and 2007 results for the following financial statistics of the ABC Radio Business:

•	earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA”);

•	EBITDA assuming $10.5 million of the Expected Synergies are realized;

•	EBITDA assuming $30 million of the Expected Synergies are realized;

•	EBITDA plus corporate expenditures (referred to as “broadcast cash flow”);

•	Broadcast cash flow assuming $10.5 million of the Expected Synergies are realized;

•	Broadcast cash flow assuming $30 million of the Expected Synergies are realized;

•	Net cash flow, plus cash taxes estimated to be paid less estimated book taxes (the product of estimated taxable income and the applicable tax rate) (referred to as “free cash flow”);

•	Free cash flow assuming $10.5 million of Expected Synergies are realized; and

•	Free cash flow assuming $30 million of Expected Synergies are realized.

The following table sets forth the implied transaction multiples calculated by Merrill Lynch:

	2006E		2007E
Metric	Implied Transaction Multiple		Implied Transaction Multiple
EBITDA	15.1	x	13.3	x
EBITDA assuming $10.5 million of Expected Synergies are realized	14.3	x	12.6	x
EBITDA assuming $30 million of Expected Synergies are realized	13.0	x	11.6	x
Broadcast cash flow	14.1	x	12.4	x
Broadcast cash flow assuming $10.5 million of Expected Synergies are realized	13.5	x	12.0	x
Broadcast cash flow assuming $30 million of Expected Synergies are realized	12.6	x	11.3	x
Free cash flow	30.2	x	21.7	x
Free cash flow assuming $10.5 million of Expected Synergies are realized	26.3	x	19.6	x
Free cash flow assuming $30 million of Expected Synergies are realized	21.2	x	16.6	x

In connection with its public market comparables and comparable acquisition analyses summarized below, Merrill Lynch calculated various financial multiples for selected publicly traded companies that engage in businesses and have operating profiles similar to those of Citadel and the ABC Radio Business as well as financial multiples reflected in various transactions involving radio companies. As part of its analyses, Merrill Lynch compared these financial multiples to the implied transaction multiples presented above.

Summary of Financial Analyses

Merrill Lynch performed a number of financial analyses, including public market comparables analyses, a comparable acquisitions analysis and discounted cash flow analyses of the ABC Radio Business separately assuming that none of the Expected Synergies would be realized, $10.5 million of the Expected Synergies would be realized and $30 million of the Expected Synergies would be realized. The following is a summary of the ranges of enterprise values of the ABC Radio Business as of February 3, 2006 implied by each of these financial analyses based on financial forecasts for the ABC Radio Business and Expected Synergies provided to Merrill Lynch by Citadel prior to February 6, 2006. In applying the various valuation methodologies to the business and operations of the ABC Radio Business, and the circumstances of the merger, Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis. Accordingly, the methodologies and implied value ranges derived from these analyses, including those presented in tables, should be considered as a whole and in the context of the narrative description of the financial analyses contained below, including the methodologies and assumptions underlying these analyses. Considering the imputed value ranges included in the tables immediately below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

Financial Analysis	Ranges of Implied Enterprise Values
(dollar in millions)
Public Market Comparables based on:
Estimated 2006 EBITDA	$2,095 – $2,368
Estimated 2007 EBITDA	$2,385 – $2,696
Estimated 2006 Free Cash Flow	$2,175 – $2,261
Estimated 2007 Free Cash Flow	$2,477 – $2,596
Acquisition Comparables	$2,537 – $2,927
Discounted Cash Flows assuming the following Expected Synergies are realized:
None	$2,411 – $2,986
$10.5 million	$2,506 – $3,104
$30 million	$2,684 – $3,322

Merrill Lynch derived the above ranges of implied enterprise values based on public market comparables by multiplying 2006 and 2007 estimates of EBITDA for the ABC Radio Business by multiples ranging from 11.5x to 13x and 2006 and 2007 estimates of free cash flow for the ABC Radio Business by multiples ranging from 18x to 20x. Merrill Lynch derived the above range of implied enterprise values based on acquisition comparables by multiplying an estimate of broadcast cash flow for 2006 for the ABC Radio Business by multiples ranging from 13x-15x. The multiples used to derive the ranges of implied enterprise values were selected by Merrill Lynch based its public market comparables and comparable acquisition analyses summarized below. Merrill Lynch derived the above ranges of implied enterprise values based on discounted cash flows using the methodologies summarized below under “Discounted Cash Flow Analysis of the ABC Radio Business.”

All of the ranges of implied enterprise values derived for the ABC Radio Business were compared to an implied aggregate transaction value of $2,750 million as of February 3, 2006 based on the terms of the original merger agreement and separation agreement.

Public Market Comparables Analysis

Using publicly available information, Merrill Lynch analyzed selected projected financial data as of February 3, 2006 for selected publicly traded companies that Merrill Lynch deemed to be relevant. These companies were:

Mid Cap:

•	Citadel Broadcasting Corporation

•	Cox Communications, Inc.

•	Entercom Communications Corp.

Small Cap:

•	Beasley Broadcast Group, Inc.

•	Cumulus Media Inc.

•	Regent Communications, Inc.

Niche:

•	Salem Communications Corp.

•	Spanish Broadcasting System, Inc.

•	Radio One, Inc.

Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of Citadel and the ABC Radio Business. Merrill Lynch used publicly available financial information and publicly available equity research as of February 3, 2006 to determine the following multiples for each comparable company: (i) enterprise value as a multiple of estimated EBITDA for 2006 and (ii) the per share price of each comparable company’s common stock as of February 3, 2006 as a multiple of estimated free cash flow per share for 2006. Merrill Lynch calculated these free cash flow amounts per share by dividing the estimated free cash flow for 2006 for each comparable company by the number of the company’s outstanding shares on a fully-diluted basis.

For the purposes of this analysis, Merrill Lynch utilized the closing price per share of common stock on February 3, 2006 as the applicable closing stock price for each comparable company and calculated the enterprise value of each comparable company as (i) the equity market value as of February 3, 2006, plus (ii) total net debt (debt less cash and cash equivalents), preferred stock and minority interests as reflected in the comparable company’s then most recent filing with the SEC. This analysis yielded the following mean multiples:

Comparable Companies	Enterprise Value/ 2006E EBITDA	Per Share Stock Price/2006E Free Cash Flow Per Share
Mid Cap:	11.5x	17.7x
Small Cap:	12.5x	21.9x
Niche:	12.1x	18.7x

As part of its evaluation, Merrill Lynch compared these mean multiples to the EBITDA and free cash flow transaction multiples presented above under “Transaction Multiple Analysis.”

No comparable company identified above is identical to Citadel or the ABC Radio Business. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies. Furthermore, mathematical analysis (such as determining the mean) is not in itself a meaningful method of using selected company data.

Comparable Acquisitions Analysis

Using publicly available information as of February 3, 2006, Merrill Lynch reviewed the aggregate transaction value and implied transaction multiples reflected in the following transactions involving radio companies that Merrill Lynch deemed to be comparable:

For each of these transactions, the aggregate transaction value was determined by adding the aggregate values of the consideration payable to the shareholders of the target company as of announcement of the transaction plus the net debt (total debt less cash and cash equivalents) of the target company as of the end of the quarter prior to the announcement.

Acquiror/Target

•	Cumulus Media Partners, LLC/ Susquehanna Pfaltzgraff

•	Max Media LLC/ Barnstable Broadcasting, Inc.

•	Citadel Communications Corporation/ Wilks Broadcasting LLC

•	Cumulus Media Inc./ Gaylord Entertainment Company

•	Emmis Communications Corporation/ LBJ Broadcasting Co.

•	Regent Communications/ Brill Media Company LLC

•	Cumulus Media Inc./ Wilks Broadcasting LLC

•	Entercom Communications Corporation/ Tribune—Radio Stations

•	Cumulus Media Inc./ Aurora Communications LLC

No selected comparable company or transaction identified above is identical to the ABC Radio Business or Citadel. Accordingly, an analysis of the resulting multiples of the selected transactions necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and the selected transactions and other factors that may have affected the selected transactions and/or the merger.

For each of the above listed transactions, Merrill Lynch calculated the multiple of the target company’s then current year broadcast cash flow implied by the aggregate transaction value. The average broadcast cash flow multiple of all the transactions considered by Merrill Lynch was 14.4x.

Merrill Lynch compared this average broadcast cash flow multiple to the broadcast cash flow transaction multiples presented above under “Transaction Multiple Analysis.”

Discounted Cash Flow Analysis of the ABC Radio Business

A discounted cash flow analysis is a traditional method used to derive an implied enterprise value of a business by calculating the “present value” of the estimated future after-tax free cash flows of the business, without any deduction for debt servicing costs. The “present value” is obtained by discounting (1) the estimated free cash flows of the business over the period for which estimates are available, referred to as the estimate period and (2) a “terminal value” for the business as of the end of the estimate period, using a selected discount rate intended to reflect an estimate of the average cost of capital for the business. The “terminal value” refers to the implied value of all future cash flows from a business from the end of the estimate period into perpetuity, calculated by applying a multiple to estimated EBITDA over the last year of the estimate period.

Merrill Lynch derived ranges of implied enterprise values for the ABC Radio Business as of December 31, 2006 based on estimated free cash flows of the ABC Radio Business on a standalone basis for the calendar years 2007 through 2010 and ranges of terminal values calculated for the ABC Radio Business on a standalone basis. The ranges of terminal values were calculated by Merrill Lynch by multiplying estimated EBITDA for 2010 for the ABC Radio Business by EBITDA multiples ranging from 10.5x to 12.5x. Merrill Lynch derived ranges of implied enterprise values for the ABC Radio Business by discounting back to December 31, 2006 the estimated free cash flows for the ABC Radio Business and the ranges of terminal values for the ABC Radio Business using discount rates ranging from 8% to 10%. Merrill Lynch performed the discounted cash flow analyses for the ABC Radio Business using estimates of free cash flows and EBITDA, including Expected Synergies, prepared by the management of Citadel. Merrill Lynch performed discounted cash flow analyses using estimates of free cash flows and EBITDA of the ABC Radio Business provided to it by Citadel prior to February 6, 2006 that reflected (a) no realization of Expected Synergies, (b) the realization of $10.5 million of Expected Synergies and (c) the realization of $30 million of Expected Synergies. The results of these analyses are set forth below:

	No Expected Synergies		$10.5 million of Expected Synergies		$30 million of Expected Synergies
(Dollars in Millions)	Low	High	Low	High	Low	High
Implied Enterprise Value	$2,411	$2,986	$2,506	$3,104	$2,684	$3,322

Merrill Lynch compared these implied enterprise values to an implied aggregate transaction value of $2.75 billion as of February 3, 2006 based on the terms of the original merger agreement and separation agreement.

Discounted Cash Flow Analysis of Citadel

Merrill Lynch derived ranges of implied present values per share of Citadel as of December 31, 2005 based on estimated free cash flows of Citadel on a standalone basis for the calendar years 2006 through 2010 and ranges of terminal values calculated for Citadel on a standalone basis. The ranges of terminal values were calculated by Merrill Lynch by multiplying Citadel’s estimated EBITDA for 2010 by EBITDA multiples ranging from 10.5x to 12.5x. Merrill Lynch derived ranges of implied present values per share of Citadel by discounting back to December 31, 2005 the estimated free cash flows and the ranges of terminal values for Citadel using discount rates ranging from 8% to 10% to derive ranges of implied enterprise values for Citadel; subtracting from those implied enterprise values Citadel’s net debt, or total debt less cash and cash equivalents, as of December 31, 2005 to derive ranges of implied equity values for Citadel; and dividing those implied equity values by the number of outstanding shares of Citadel on a fully-diluted basis to derive implied ranges of equity values per share of Citadel.

Merrill Lynch performed the discounted cash flow analyses for Citadel using two sets of estimates of free cash flows and EBITDA prepared by the management of Citadel prior to February 6, 2006. One set is referred to as the “Management Case,” and the other set, which assumed slightly lower revenue growth, is referred to as the “Sensitivity Case.” The results of these analyses are set forth below:

	Management Case		Sensitivity Case
	Low	High	Low	High
	(Dollars in Millions)
Implied Equity Value Per Share	$14.07	$18.66	$11.55	$15.45

Merrill Lynch compared these implied equity values per share of Citadel to Citadel’s closing share price of $11.96 on February 3, 2006 and to other historical trading prices for the Citadel shares.

Relative Valuation Analysis

Merrill Lynch derived ranges of implied stand-alone equity values for the ABC Radio Business and Citadel as of December 31, 2006 using estimated stand-alone free cash flows of the ABC Radio Business and Citadel for the calendar years 2007 through 2010, estimated stand-alone EBITDA for 2010 for the ABC Radio Business and Citadel, the ranges of terminal EBITDA multiples and discount rates described above under “Discounted Cash Flow Analysis of Citadel” and “Discounted Cash Flow Analysis of the ABC Radio Business” and estimates of free cash flows and EBITDA, including Expected Synergies, prepared by the management of Citadel prior to February 6, 2006. Merrill Lynch derived ranges of implied stand-alone equity values for the ABC Radio Business using estimates of free cash flows and EBITDA of the ABC Radio Business that reflected (a) no realization of Expected Synergies, (b) the realization of $10.5 million of Expected Synergies and (c) the realization of $30 million of Expected Synergies. Merrill Lynch derived ranges of implied stand-alone equity values for Citadel using estimates of free cash flows and EBITDA of Citadel based on the “Management Case” and “Sensitivity Case” projections for Citadel described above under “Discounted Cash Flow Analysis of Citadel”.

For purposes of this analysis, Merrill Lynch added the value amounts at the high and low-ends of the different ranges of implied equity values it derived for the ABC Radio Business to the value amounts at the low and high-end of the different ranges of implied equity values it derived for Citadel to derive various implied equity values for the combined company. Merrill Lynch calculated, for each of the implied equity values for the combined company, the percentage thereof that was to be contributed by Citadel.

The results of Merrill Lynch’s calculation are set forth below:

Relative Citadel Percentage Contributions to Combined Company Implied Equity

	No Expected Synergies	$10.5 million of Expected Synergies	$30 million of Expected Synergies
Citadel Management Case
Low Business—High Citadel	67.5%	65.5%	62.0%
High Business—Low Citadel	49.3%	47.5%	44.5%

Citadel Sensitivity Case
Low Business—High Citadel	62.5%	60.4%	56.7%
High Business—Low Citadel	43.4%	41.6%	38.6%

Merrill Lynch compared these percentages to the approximately 47.4% of the common stock of Citadel that Citadel stockholders prior to the merger were expected to hold after giving effect to the merger pursuant to the terms of the original merger agreement.

Miscellaneous

Pursuant to the terms of Merrill Lynch’s engagement, Citadel agreed to pay Merrill Lynch a fee of $1.0 million upon the delivery of its opinion to the Citadel board of directors. Citadel also has agreed to reimburse Merrill Lynch for reasonable expenses incurred by Merrill Lynch in connection with its services up to a maximum of $100,000 and to indemnify Merrill Lynch and related persons and entities against liabilities arising out of Merrill Lynch’s engagement.

Citadel retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Merrill Lynch is currently and has, in the past, provided financial advisory and financing services to Citadel and/or its affiliates unrelated to the merger, including having acted as a managing underwriter in a public offering during February 2004 by Citadel and certain of its stockholders of $563 million of Citadel’s common stock and as initial purchaser in a private placement during February 2004 by Citadel of $330 million in aggregate principal amount of 1.875% convertible subordinated notes due 2011 and having participated as a lender under Citadel’s $600 million senior credit facility entered into in August 2004. Merrill Lynch may also receive fees in the future for the rendering of financial advisory and financing services to Citadel and / or its affiliates in the future. In addition, Merrill Lynch is currently and has, in the past, provided financial advisory and financing services to Disney and/or its affiliates unrelated to the merger. Merrill Lynch may also render financial advisory and financing services to Disney or its affiliates in the future. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the common stock of Citadel and other securities of Citadel, as well as the shares of common stock and other securities of Disney, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Disney’s Reasons for the Spin-Off and the Merger

The Disney board of directors believes that the separation, including the spin-off, and the merger will accomplish a number of important business objectives and, by enabling Disney and ABC Radio Holdings to develop their respective businesses separately, should better position the two companies for enhanced performance. These important business objectives include:

•

the separation is expected to benefit Disney’s other businesses by allowing Disney’s management to more efficiently allocate capital and management resources towards its strategic priorities due to Disney’s belief that the ABC Radio Business inherently offers less opportunity than Disney’s other businesses to leverage or reinforce the strength of Disney’s brands and creative properties;

•	the separation is expected to allow the management of the ABC Radio Business to secure capital and other resources needed for its full development; and

•

the combination of ABC Radio Business with Citadel is expected to significantly enhance the potential for the success of the ABC Radio Business because such a combination will result in a larger radio broadcasting company, which is expected to benefit from a broader management team, economic synergies and efficiencies, potential new business development and other growth opportunities and will potentially provide advertisers with an enhanced and more valuable platform.

In reaching its decision to approve the separation and merger, the Disney board of directors consulted with members of Disney’s management and Disney’s legal and financial advisors and considered a wide variety of additional factors in favor of the separation and the merger, including, but not limited to, the following:

•

the attractive valuation that Disney stockholders will receive for their interest in the ABC Radio Business, which is superior to and provides more certain value than the alternative structures that were available to Disney;

•

an anticipated non-taxable divestiture, specifically a “reverse Morris Trust” transaction, would be most attractive to Disney and its stockholders over alternative structures considered because (i) a stand-alone spin-off or split-off of the stock of a corporation containing the ABC Radio Business to Disney’s stockholders would not allow Disney’s management to allocate capital and management resources optimally towards its strategic priorities and (ii) an initial public offering of a portion of the stock of a corporation containing the ABC Radio Business followed by a split-off of the remainder of such stock to Disney’s stockholders would require more time than the “reverse Morris Trust” transaction due to the need to manage a new public company for an extended period of time which would be distracting to Disney’s management;

•

the anticipated tax-efficient structure for Disney and Disney stockholders, as to which Disney and ABC Radio Holdings have requested and await an IRS ruling that the transactions generally will be tax-free for United States federal income tax purposes to Disney and Disney stockholders;

•

the potential for enhancing value to Disney stockholders by enabling them to participate in the future value and potential of Citadel through the spin-off and the merger, which is expected to result in Disney stockholders, in the aggregate, holding approximately 57% of the outstanding shares of Citadel immediately following the merger, on a partially diluted basis as described in this information statement/prospectus;

•

the expectation of smooth integration of Citadel and the ABC Radio Business in relation to the other potential merger partners due to the level of experience of the management of Citadel as well as the potential synergies between Citadel’s business and the ABC Radio Business; and

•	the other terms and conditions of the merger agreement, separation agreement and related agreements, which are summarized in this document.

The Disney board of directors also considered certain countervailing factors in its deliberations concerning the separation and merger, including:

•

the possibility that the increased revenues, earnings and synergies expected to result from the merger would fail to materialize and the potential impact that such failure would have on Disney stockholders receiving shares of Citadel common stock in the merger;

•	the risk that certain actions taken subsequent to the transaction by Citadel or Disney might result in the transaction becoming subject to taxation;

•	the potential challenges of integrating the ABC Radio Business and Citadel that may arise despite the expectation of a smooth integration discussed above;

•	the lack of assurance as to the trading price of shares of Citadel following the announcement of the proposed transaction;

•	the lack of assurance as to the trading prices of the shares of Disney or Citadel following completion of the separation and the merger; and

•	the other risks described under “Risk Factors.”

The foregoing description of the information and factors discussed by Disney board of directors is not meant to be exhaustive but includes all material factors and information considered by it. The Disney board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the separation and merger are advisable, and in the best interests of, Disney and its stockholders. Rather, the Disney board of directors viewed its position as being based on the totality of the information presented to and considered by it. The Disney board of directors also considered relevant Delaware law, the opinions of experts and its fiduciary duties to Disney stockholders.

Interests of Certain Persons in the Merger

Citadel stockholders should be aware that certain stockholders, directors and executive officers of Citadel have interests in the merger that differ from, or are in addition to, the interests of other Citadel stockholders, as described below. The Citadel board of directors was aware of the interests described below, other than those relating to directors and executive officers who were not directors or executive officers at the time of the recommendation, and considered them, among other matters, in making its recommendation:

•

Farid Suleman, currently the chairman and chief executive officer of Citadel, is expected to serve as chairman and chief executive officer of Citadel after completion of the merger. In addition, Judith A. Ellis, Robert G. Freedline, Randy L. Taylor, Jacquelyn J. Orr and Patricia Stratford, each of whom is currently a senior officer of Citadel, are expected to continue to serve as senior officers of Citadel after completion of the merger. Mr. Freedline and Ms. Orr joined Citadel in May 2005, and Mr. Taylor joined Citadel in September 2006, after the board’s consideration of the merger. Citadel also anticipates that substantially all of the other current senior employees of Citadel will continue to serve as senior employees of Citadel after completion of the merger. See “Information on Citadel—Directors and Officers of Citadel Before and After the Merger” beginning on page 42;

•

as of November 15, 2006, Citadel’s directors and executive officers hold options to acquire an aggregate of 1,245,000 shares of Citadel common stock at a weighted average exercise price of $14.49; holding options differs from holding common stock because option holders may benefit from increases in the price of the stock, but do not suffer the same loss as stockholders from decreases in the price of the stock;

•

as of November 15, 2006, Citadel’s directors and executive officers hold an aggregate of 2,726,994 restricted shares, including time-vesting and performance-based restricted stock; although they did not purchase these restricted shares or restricted stock units, these directors and officers will receive the amount of the per share special distribution paid to pre-merger Citadel stockholders with respect to each of their shares of restricted stock, and share with Citadel’s stockholders in the upside, if any, of the merger, but not the downside risk;

•

as of November 15, 2006, Citadel’s directors and executive officers hold an aggregate of 2,868,006 restricted stock units; although they did not purchase these restricted stock units, these directors and officers will receive the amount of the per share special distribution paid to pre-merger Citadel stockholders with respect to each of the shares of Citadel common stock underlying their restricted stock units, and share with Citadel’s stockholders in the upside, if any, of the merger, but not the downside risk; and

•

the principal Citadel stockholders, and Citadel directors affiliated with the principal Citadel stockholders, may have a conflict, because although they will lose their controlling position in Citadel, the merger is expected to make the market for Citadel common stock more liquid and thus increase the investment flexibility of these holders.

Material United States Federal Income Tax Consequences of the Spin-Off, the Merger and the Special Distribution

The following discussion summarizes the material United States federal income tax consequences of the spin-off, the merger and the special distribution to Disney stockholders and Citadel stockholders. This summary is based on the Internal Revenue Code, the United States Treasury regulations promulgated under the Internal Revenue Code and interpretations of the Internal Revenue Code and the Treasury regulations by the courts and the IRS, all as they exist as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary is limited to stockholders of Citadel or Disney that are United States holders. A United States holder is a beneficial owner of Citadel common stock or Disney common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

This summary does not discuss all of the United States federal income tax considerations that may be relevant to Citadel stockholders or Disney stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the United States federal income tax laws, such as:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	retirement plans;

•	financial institutions;

•	mutual funds;

•	partnerships or other pass-through entities and investors in such entities;

•	holders that hold their shares as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders that are subject to the alternative minimum tax; or

•	holders that acquired their shares upon the exercise of employee stock options or otherwise as compensation.

This summary is limited to holders that hold Citadel common stock, Disney common stock or ABC Radio Holdings common stock, as applicable, as a capital asset (generally, property held for investment). This summary does not address any estate, gift or other non-income United States federal tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS GENERAL IN NATURE AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR STOCKHOLDER. CITADEL AND DISNEY STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE SPIN-OFF, THE MERGER AND THE SPECIAL DISTRIBUTION TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

The Spin-Off

Disney and ABC Radio Holdings’ obligations to complete the merger are conditioned on their receipt of certain private letter rulings from the IRS and opinions of their tax counsel, Dewey Ballantine LLP, in connection with the spin-off and the merger. Among the rulings requested from the IRS are rulings to the effect that the spin-off will qualify as a nonrecognition transaction to Disney and its stockholders under section 355(a) of the Internal Revenue Code. Although IRS rulings generally are binding on the IRS, Disney and ABC Radio Holdings will not be able to rely on the rulings if the factual representations made to the IRS in connection with the rulings are untrue or incomplete in any material respect or if undertakings made to the IRS in connection with the rulings are not complied with. Further, the IRS will not rule on whether the spin-off satisfies certain of the requirements necessary to obtain nonrecognition treatment under section 355(a) of the Internal Revenue Code, which we refer to as the No Rule Requirements. Rather, the IRS rulings will be based upon representations by each of Disney and ABC Radio Holdings that the No Rule Requirements have been satisfied, and any inaccuracy in such representations could invalidate the ruling.

Among other things, it is expected that the IRS rulings will conclude that:

•	no gain or loss will be recognized by (and no amount will be included in the income of) Disney stockholders on the receipt of the ABC Radio Holdings common stock in the spin-off;

•

the aggregate basis of the common stock of Disney and ABC Radio Holdings in the hands of a Disney stockholder after the spin-off will equal such stockholder’s aggregate basis in the common stock of Disney immediately prior to the spin-off, allocated in proportion to the fair market value of each; and

•

the holding period of the ABC Radio Holdings common stock received by a Disney stockholder in the spin-off will include the holding period of the Disney common stock on which the distribution was made.

In addition to the IRS rulings, Disney and ABC Radio Holdings expect to receive opinions from their tax counsel, Dewey Ballantine LLP, regarding certain matters relating to the spin-off that are not addressed by the IRS rulings, including that the No Rule Requirements will be satisfied. It is a condition to the spin-off that the opinions of Dewey Ballantine LLP be reissued at the time of closing. The opinions of Dewey Ballantine LLP will be based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in currently applicable law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

A tax-free spin-off would become taxable to Disney (but would remain tax-free to Disney stockholders) pursuant to section 355(e) of the Internal Revenue Code if 50% or more of the stock of either Disney or ABC Radio Holdings (including stock of Citadel, as the parent of ABC Radio Holdings after the merger) were acquired, directly or indirectly (including through a direct or indirect acquisition of the stock of Citadel, as the parent of ABC Radio Holdings, after the merger), as part of a plan or series of related transactions that included the spin-off. The gain recognized by Disney, if the spin-off were taxable, likely would be very substantial. See “Risk Factors—If the transactions included in the separation do not qualify as tax-free transactions or the merger does not qualify as a tax-free reorganization for United States federal income tax purposes, then Disney and/or Disney stockholders may be responsible for the payment of United States federal income and other taxes” beginning on page 26. The tax sharing and indemnification agreement will restrict Citadel and its affiliates from taking certain actions (tainting acts) that could jeopardize the tax-free status of the spin-off, and will require Citadel to indemnify Disney against tax-related losses to Disney that arise as a result of tainting acts by Citadel or its affiliates. See “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188, “Risk Factors—Citadel will be affected by significant restrictions following the merger with respect to certain actions that could jeopardize the tax-free status of the separation” beginning on page 28 and “Risk Factors—Citadel may be required to indemnify Disney for taxes resulting from acts prohibited by the tax sharing and indemnification agreement” beginning on page 28. If Disney recognizes gain on the spin-off for reasons not related to a tainting act by Citadel or its affiliates, Citadel would not be required to indemnify Disney under the tax sharing and indemnification agreement.

The Merger

Disney and ABC Radio Holdings’ obligations to complete the merger are conditioned on their receipt of certain private letter rulings to the effect that the merger will qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code. In addition, Disney, ABC Radio Holdings and Citadel’s obligations to complete the merger are conditioned on their receipt of tax opinions from their respective tax counsel, Dewey Ballantine LLP and Kirkland & Ellis LLP, to the same effect as the IRS rulings, which opinions shall be reissued at the time of closing. It is expected that the opinions will be based on the IRS rulings, and the opinions as well as the IRS rulings will be based on, among other things, current law and certain representations by Disney, ABC Radio Holdings and Citadel. Any change in currently applicable law, which may be retroactive, or the failure of any representation to be true, correct and complete in all material respects, could adversely affect the conclusions reached by counsel in the opinions. Moreover, the opinions will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinions.

It is expected that each of the opinions regarding the merger, which will be attached as exhibits to the registration statement of which this information statement/prospectus is a part, and the IRS rulings will conclude that:

•

no gain or loss will be recognized by an ABC Radio Holdings stockholder on the exchange of ABC Radio Holdings common stock solely for Citadel common stock in the merger (including any fractional share interest to which the shareholder would be entitled);

•

the aggregate basis in the hands of an ABC Radio Holdings stockholder of the Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will equal the aggregate basis of the ABC Radio Holdings common stock exchanged; and

•

the holding period an ABC Radio Holdings stockholder will have for Citadel common stock received in the merger (including any fractional share interest to which the shareholder would be entitled) will include the holding period in the ABC Radio Holdings common stock exchanged therefor.

To the extent a Disney stockholder is entitled to receive a fractional share of ABC Radio Holdings common stock in the spin-off, such fractional share will be held by the distribution agent on behalf of the stockholder. The distribution agent will then, on behalf of all ABC Radio Holdings stockholders entitled to receive fractional shares of ABC Radio Holdings common stock, aggregate all fractional shares of ABC Radio Holdings common stock and exchange the resulting whole shares for an equal number of whole shares of Citadel common stock in the merger. The distribution agent will then sell those shares of Citadel common stock on the open market and distribute the proceeds, net of commissions and applicable withholding taxes, if any, proportionately to those ABC Radio Holdings stockholders that otherwise would have received the fractional shares. A Disney stockholder generally will recognize capital gain or loss on any cash received in lieu of a fractional share equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Such gain or loss will constitute long-term capital gain or loss if the holding period in the ABC Radio Holdings common stock converted in the merger (determined as described above) exceeds 12 months as of the date of the merger. The deductibility of capital losses is limited.

The Special Distribution

Citadel has agreed to make a special distribution to its pre-merger stockholders pursuant to the merger agreement. In connection with the special distribution, it is expected that Citadel will receive an opinion of Kirkland & Ellis LLP, which will be attached as an exhibit to the registration statement of which this information statement/prospectus is a part, to the effect that:

•

the special distribution will be treated as dividend income to pre-merger Citadel stockholders, to the extent paid out of Citadel’s current or accumulated earnings and profits (as determined under United States federal income tax principles); and

•

to the extent, if any, that the amount of the special distribution exceeds Citadel’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the stockholder’s tax basis in its shares of Citadel common stock until such basis is reduced to zero, and thereafter as capital gain.

The special distribution may be considered an “extraordinary” dividend, under certain United States federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the stockholder. Treatment of the special distribution as extraordinary may affect a corporate stockholder’s tax basis in its shares of Citadel common stock or result in gain being recognized with respect to such stock and, with respect to an individual stockholder, may affect the tax characterization of a sale of his or her shares of Citadel common stock. Thus, each stockholder is strongly urged to consult with its, his or her own tax advisor regarding the specific tax treatment of the special distribution, including all applicable state, local, foreign and United States federal tax considerations.

Backup Withholding Tax, Information Reporting and Record Keeping

Non-corporate holders may be subject to information reporting and backup withholding tax on cash payments received in lieu of fractional shares, in the case of Disney stockholders, or the special distribution, in the case of Citadel stockholders. Any such holder will not be subject to backup withholding tax, however, if such holder furnishes a correct taxpayer identification number and certifies that such holder is not subject to backup withholding tax or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the holder timely furnishes the required information to the IRS.

Treasury regulations require all stockholders to retain records regarding the amount, basis and fair market value of property they receive in the spin-off or the merger. In connection with the merger, temporary Treasury regulations require each “significant holder” (generally, an ABC Radio Holdings stockholder that holds 1% or more, by vote or value, of ABC Radio Holdings’ common stock immediately before the merger) to include a statement setting forth certain information regarding the merger with such stockholder’s federal income tax return.

Accounting Treatment of the Merger

SFAS 141 “Business Combinations” requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the merger transaction between ABC Radio Holdings and Alphabet Acquisition, the entity that issues the shares (Citadel in this case) is generally the acquiring entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered, including the following:

•

The relative voting interests in the combined entity after the combination. In this case stockholders of Disney, the sole stockholder of ABC Radio Holdings, will receive at least 52% of the equity ownership and associated voting rights in Citadel.

•

The composition of the governing body of the combined entity. In this case the composition of the board of directors of Citadel will be comprised of the members of the board of directors of Citadel immediately prior to the consummation of the merger.

•

The composition of the senior management of the combined entity. In this case, the senior management of Citadel will be comprised of the members of senior management of Citadel immediately prior to consummation of the merger.

•

The existence of large minority voting interest when no other stockholder has a significant interest. In this case, it is anticipated that the principal Citadel stockholders will hold an approximate [•] voting interest of the outstanding Citadel common stock after the merger, which is expected to be larger than that of any other holder.

While ABC Radio Holdings is the legal acquiror and surviving company in the merger with Alphabet Acquisition, Citadel is the accounting acquiror in this combination based on the facts and circumstances outlined above. Citadel will apply purchase accounting to the assets and liabilities of ABC Radio Holdings upon consummation of the merger. Upon completion of the merger, the historical financial statements of the combined company will be those of Citadel.

Regulatory Approvals

United States Antitrust Approvals.

For an acquisition meeting certain size thresholds, the HSR Act requires the parties to file notification and report forms with the FTC and the DOJ and to observe specified waiting period requirements before consummating the acquisition. On March 17, 2006, Citadel and ABC Radio Holdings filed such required notifications with the Antitrust Division of the DOJ and with the FTC. The parties received notice of early termination of the waiting period effective March 31, 2006 from the FTC. Although rarely done once the initial waiting period has been terminated, at any time either prior to or after the completion of the merger, the FTC or the Antitrust Division could take action to challenge the merger if it deems such action necessary to protect the public interest, including seeking to enjoin completion of the merger. We currently expect that the merger will be consummated in the second calendar quarter of 2007. If the merger is not completed by March 31, 2007, Citadel and ABC Radio Holdings will be required to refile their notification and report forms with the FTC and the DOJ, which would commence a new statutory waiting period. The merger is also subject to state antitrust laws and could be the subject of challenges by state attorneys general or by private parties under federal or state antitrust laws.

Citadel and Disney are not aware of any material governmental antitrust approvals or actions that are required for completion of the merger other than as described above. If any other governmental approval or action is required, Citadel, ABC Radio Holdings and Disney will seek that additional approval or action. We cannot assure you, however, that we will be able to obtain any such additional approvals or actions.

FCC Approvals.

The Communications Act prohibits the assignment of a broadcast license or the transfer of control (as defined under the FCC’s rules and policies) of a broadcast licensee without FCC consent. To obtain such consent, appropriate applications must be filed with the FCC. If the application involves a “substantial change” in ownership or control, the application must be placed on public notice for not less than 30 days during which time interested parties, including listeners, advertisers and competitors, may file petitions to deny or other objections against the application. Informal objections to assignment and transfer of control applications may be filed at any time up until the FCC acts on the application. Once the FCC staff grants an application, interested parties may seek reconsideration of that grant for 30 days, after which time the FCC may for another 10 days reconsider the grant of the FCC staff on the FCC’s own motion. If the application does not involve a “substantial change” in ownership or control, it is a “pro forma” application. The “pro forma” application is nevertheless subject to having informal objections filed against it.

Citadel and Disney filed the relevant applications on behalf of their respective subsidiaries with the FCC in late February 2006. Shortly thereafter, an FCC public notice announcing that the applications were accepted for filing was issued and formal petitions to deny the application were to be filed by April 3, 2006. A petition to deny the applications was filed by one party within the requisite time period. Each of Citadel and Disney filed oppositions to the petition to deny. Although Citadel and Disney believe the petition is without merit and anticipate that the FCC will grant the transfer of control applications, it is not possible to predict with certainty how the FCC will rule on the transfer of control applications. When deciding upon an application for consent to an assignment or transfer of control, the FCC considers a number of factors pertaining to the licensee (and proposed licensee), including:

•	compliance with the various rules and policies limiting common ownership in media properties in a given market;

•	the “character” of the licensee and those persons holding “attributable” interests in the licensee; and

•	compliance with the Communication Act’s limitations on alien ownership, as well as compliance with other FCC regulations and policies.

The FCC may not consider whether the public interest might be served by an assignment or transfer of the broadcast license to any party other than the assignee or transferee specified in the application. Under certain circumstances, the FCC may designate an assignment or transfer of control application for evidentiary hearing, which at minimum could significantly delay completion of the merger, and in which we may not prevail.

A number of radio stations licensed to Citadel currently have license renewal applications pending before the FCC. The FCC has a general policy restricting the transferability of a station license while an application for renewal of the license is pending. This policy is based on the FCC’s concern that it will be unable to enforce a forfeiture order issued to the station’s licensee for FCC violations after an assignment of license or transfer of control has occurred. In transactions involving multiple stations, the FCC frequently will act on the transfer of control or assignment applications despite pending license renewal applications, provided that the parties to the transaction satisfy the basic qualifications to hold FCC licenses. The FCC has informed Citadel and Disney of potential FCC enforcement proceedings with respect to payola and indecency violations which have delayed the grant of pending renewal applications for a number of stations. In order for the pending renewal applications to be acted upon under these circumstances, Citadel and Disney have entered into “tolling agreements” with the FCC. Each company has agreed to toll the statute of limitations to waive certain defenses related to the statutes of limitations that it may have with respect to certain notices of violations that may be issued after the pending license renewal applications are granted. As a result of the execution of the tolling agreements, the FCC has granted renewals of the stations of the ABC Radio Stations business for which applications were pending. As a further result, we anticipate that the FCC will grant the pending Citadel renewal applications and subsequently act on the pending transfer of control applications, although it is not possible to predict with certainty whether this will be the case. Moreover, if the FCC determines that the applications filed by Citadel do not constitute a “substantial change” in ownership, the policy restricting transferability does not apply.

In addition to the transfer of control rules, the FCC rules impose specific limits on the number of commercial radio stations an entity can own in a particular geographic area. The rules permit the ownership of up to eight radio stations in areas with 45 or more radio stations, and as few as one AM and one FM station in the smallest market areas. These local ownership rules effectively prevent an entity from acquiring stations in a certain market unless it first divests itself of other stations.

Although Citadel’s existing station portfolio exceeds the applicable ownership limit under the FCC’s rules by up to eleven stations in seven markets, these existing ownership combinations are “grandfathered” under the FCC’s rules and Citadel has not been required to divest existing owned stations to come into compliance with the new limits. If, however, the FCC deems there to be a “substantial change” in control (as defined under the FCC’s rules and policies) as a result of the merger, Citadel may be required to divest up to eleven stations in seven markets to obtain FCC approval to consummate the merger. As part of the applications filed in late February 2006, Citadel filed an application to divest certain of its stations to a divestiture trust in order to come into compliance with the multiple ownership limits. In the event the FCC requires such divestiture, the merger agreement provides that if all of the conditions to the merger, other than such divestitures, have been or are capable of being satisfied, the closing of the merger may be extended up to and including August 6, 2007. See “The Merger Agreement—Covenants—Competition Approvals; FCC Approvals; IRS Rulings,” beginning on page 163.

Federal Securities Law Consequences; Resale Restrictions

Citadel common stock issued pursuant to the merger agreement as consideration for the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, except for shares issued to any ABC Radio Holdings stockholder who may be deemed to be an “affiliate” of ABC Radio Holdings for purposes of Rule 145 under the Securities Act. Each such affiliate will be required not to transfer any Citadel common stock received pursuant to the merger except in compliance with the resale provisions of Rule 144 or 145 under the Securities Act or as otherwise permitted under the Securities Act.

No Appraisal or Dissenters’ Rights

None of Citadel’s nor Disney’s stockholders will be entitled to exercise appraisal or dissenters’ rights under the DGCL in connection with the transactions.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by the original merger agreement and the first amendment thereto, which are incorporated by reference herein and included in this information statement/prospectus as Annexes A and A-I. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information included in this information statement/prospectus. All stockholders of Citadel, Disney and ABC Radio Holdings are urged to read the merger agreement carefully and in its entirety. The summary of the merger agreement has been included to provide you with information regarding its material terms and provisions. This summary is not intended to provide any other factual information about Citadel, Alphabet Acquisition, Disney, ABC Radio Holdings or the ABC Radio Business. Such information can be found elsewhere in this information statement/prospectus and in the public filings that each of Citadel and Disney makes with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information; Incorporation by Reference“ beginning on page 213.

The merger agreement contains representations and warranties that Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings and may be subject to important qualifications and limitations to which Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings agreed in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk between Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings rather than establishing matters as facts.

The Merger

When the merger occurs, Alphabet Acquisition will merge with and into ABC Radio Holdings, with ABC Radio Holdings continuing as the surviving corporation. As a result of the merger, ABC Radio Holdings will become a direct, wholly-owned subsidiary of Citadel. In the merger, the outstanding shares of ABC Radio Holdings common stock will be converted into the right to receive Citadel common stock.

Merger Consideration

The merger agreement provides that each share of ABC Radio Holdings common stock issued and outstanding immediately before the effective time of the merger will be automatically converted into the right to receive one fully paid and nonassessable share of Citadel common stock. For a discussion of the determination of the number of ABC Radio Holdings shares outstanding at the time of the merger and of the amount of the special distribution that will be paid to Citadel stockholders, see “The Transactions—Transaction Consideration” beginning on page 105.

Conversion and Exchange of Shares

Disney will appoint [•] to act as the distribution agent for the distribution of ABC Radio Holdings common stock in connection with the spin-off and as the exchange agent for the merger. Following the merger, Citadel will deposit with the exchange agent certificates or book-entry authorizations representing Citadel common stock to be issued to ABC Radio Holdings stockholders in the merger.

As promptly as practicable after the effective time of the merger, the exchange agent will mail or deliver to the ABC Radio Holdings stockholders:

•	a book-entry statement or certificates evidencing the number of whole shares of Citadel common stock that each holder has the right to receive; and

•	the amount of dividends and other distributions, if any, with a record date after the effective time of the merger that became payable with respect to such shares of Citadel common stock.

No fractional shares of Citadel common stock will be issued to ABC Radio Holdings stockholders in the merger. See “The Separation Agreement—Fractional Shares” beginning on page 174 for more information.

The distribution of ABC Radio Holdings common stock to Disney stockholders that will take place immediately prior to the merger will be conducted pursuant to the terms of the separation agreement. See “The Separation Agreement—The Spin-Off” beginning on page 174 for more information.

Treatment of Stock Options and Restricted Stock Units

Each restricted stock unit or option to acquire shares of Disney common stock that is outstanding immediately before the effective time of the merger and held by an employee of the ABC Radio Business who will be an employee of Citadel after the merger and who chooses to have his or her restricted stock unit or option assumed by Citadel will be assumed by Citadel and adjusted so that immediately after the effective time of the merger, each such employee will hold a restricted stock unit with respect to, or an option to, purchase Citadel common stock. (If the holder of such option or restricted stock unit does not so agree, such holder will be treated under the terms of the applicable Disney equity plan as having terminated his or her employment or other service arrangement with Disney and its subsidiaries on the closing date of the merger and will have such rights, as applicable, under the original terms of the stock option or restricted stock unit in effect at the time of termination.) The number of shares of Citadel common stock that may be issued on settlement of or purchased upon exercise of a converted Disney restricted stock unit or converted Disney option will be determined by multiplying the number of shares of Disney common stock subject to the restricted unit or option being converted by the ratio provided in the merger agreement, rounded, in the case of a converted Disney option, to the nearest whole share of Citadel common stock. The exercise price of the converted Disney option will be determined by dividing the exercise price of the Disney option being converted by the ratio provided in the merger agreement rounded to the nearest whole cent. Any employee of the ABC Radio Business who will be an employee of Citadel after the merger and who is a holder of a Disney restricted stock unit or Disney option but does not agree to the conversion contemplated in this paragraph will be treated under the terms of the applicable Disney equity plan as having terminated his or her employment or other service arrangement with Disney and its subsidiaries as of the closing date, and will have such rights, as applicable, under the original terms of the Disney restricted stock unit or option as in effect at the time of the effective termination. None of the options to purchase Disney common stock or restricted stock units will become vested or exercisable as a result of the spin-off or the merger.

Each option to purchase, restricted share or restricted stock unit of Citadel common stock outstanding immediately before the effective time of the merger will remain outstanding after the effective time of the merger as an option to purchase, restricted share or restricted stock unit of, Citadel common stock, without adjustment, except as described in this paragraph. None of the options to purchase Citadel common stock, restricted shares or restricted stock units will become vested or exercisable as a result of the spin-off or the merger. At its election, and in accordance with the terms of Citadel’s long-term incentive plan, the Citadel board or its compensation committee may, in its sole discretion, determine to adjust the exercise price of each outstanding option to acquire Citadel common stock, whether vested or unvested, to reflect the effects of the special distribution. There can be no assurance that such an adjustment will be made. From the time ABC Radio Holdings incurs the ABC Radio Holdings debt until the effective time of the merger, Citadel has agreed that it will not, without Disney’s consent, recognize any attempted exercise of options to purchase Citadel common stock.

Closing of the Merger

We currently anticipate that the merger will be consummated during the second calendar quarter of 2007 and no earlier than May 31, 2007, unless Citadel elects to close at an earlier date (after all conditions to closing have been satisfied or waived) and provides 30 calendar days written notice of such election to Disney. Completion of the merger could be delayed, however, if there is a delay in obtaining the required regulatory approvals, including obtaining the FCC consents or IRS ruling, or satisfying other conditions to the merger. We cannot assure you whether, and on what date, we will obtain those approvals or that we will consummate the merger.

In addition, if, as of immediately prior to the closing of the merger, a recalculation of the number of ABC Radio Holdings shares using the closing date instead of the collar measurement day for the applicable measurement periods yields a greater number of shares than the number of ABC Radio Holdings shares as originally calculated using the collar measurement day, Disney may, at its option, cause the closing date to be delayed until such time as all calculations of amounts pursuant to the collar mechanism are recalculated utilizing such recalculated number of ABC Radio Holdings shares and the parties shall take all necessary actions to effectuate the transactions contemplated by the merger agreement and separation agreement (including, but not limited to, the ABC Radio Holdings debt, the spin-off and the special distribution) taking into account such recalculated amounts. If the merger is not completed on or before June 15, 2007, either Citadel or Disney may terminate the merger agreement, provided that such date may be extended to August 6, 2007 by either Citadel or Disney, by written notice to the other party, under certain limited circumstances, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its obligations set forth in the merger agreement.

See “—Conditions to the Consummation of the Merger” below for a more complete description of the conditions that must be satisfied or waived prior to the closing.

Effective Time

The effective time of the merger will be the time and date of the filing of the certificate of merger that will be filed with the Secretary of State of the State of Delaware as soon as practicable at or after the closing or such later time as the parties may agree and provide for in the certificate of merger.

Representations and Warranties

The merger agreement contains substantially reciprocal customary representations and warranties that Citadel, Disney and ABC Radio Holdings made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings and may be subject to important qualifications and limitations to which Citadel, Disney, ABC Radio Holdings and Alphabet Acquisition agreed in connection with negotiating its terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk among Citadel, Disney, ABC Radio Holdings and Alphabet Acquisition rather than establishing matters as facts.

The representations and warranties contained in the merger agreement will not survive the completion of the merger or a termination of the merger agreement unless by their terms they apply or are to be performed in whole or in part after the effective time.

The representations relate to, among other topics, the following:

•	corporate existence, qualification to do business and corporate standing and power;

•	ownership of subsidiaries and capital structure;

•

corporate authority to enter into and perform under the merger agreement and enforceability thereof and no conflicts with or violations of governance documents, material agreements or laws as a result of the execution and delivery thereof or consummation of the transactions contemplated therein;

•	filings with the SEC and other government entities;

•	accuracy of the information supplied for this information statement/prospectus;

•	financial statements;

•	absence of certain changes or events, including litigation;

•	compliance with laws and regulations;

•	labor and other employment matters and employee benefit plans;

•	tax matters;

•	regulatory compliance, including FCC matters;

•	absence of environmental liabilities;

•	intellectual property matters;

•	inapplicability of anti-takeover statutes;

•	payment of fees to finders and brokers in connection with the merger agreement;

•	opinions of financial advisors;

•	ownership of common stock of the other party;

•	ownership and sufficiency of assets;

•	affiliate transactions; and

•	existence and enforceability of material contracts.

The merger agreement also contains certain representations and warranties of Citadel with respect to its direct wholly-owned subsidiary, Alphabet Acquisition Corp., including corporate organization and authorization, absence of a breach of the certificate of incorporation and the by-laws, no prior business activities and capitalization of this merger subsidiary.

The term “material adverse effect”, when used with respect to any company, is defined in the merger agreement to mean any effect, change or circumstance that is materially adverse to the business of such company, the company itself or any of such company’s subsidiaries, financial condition, operations or results of operations of the business of such company, taken as a whole, or such company’s ability to consummate the transactions under the merger agreement and related agreements and to perform its obligations under the merger agreement and related agreements. Pursuant to the merger agreement, none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a “material adverse effect”: any adverse effect, change or circumstance arising from or relating to general business or economic conditions (including as such conditions relate to the business of the company); national or international political or social conditions, including the engagement by the United States in hostilities; financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index); changes in GAAP; changes in any laws; the negotiation, execution, delivery, public announcement or the pendency of the merger agreement or related agreements or the transactions contemplated thereby; with certain exceptions, the loss of the services of any employee of the company, by reason of resignation, retirement, death or permanent disability; or the taking of any action required by the merger agreement or related agreements in connection with the transactions contemplated thereby. In addition, the term “material adverse effect”, when used with respect to the ABC Radio Business, shall not include: the results of operations of the ABC Radio Business prior to October 1, 2006, as set forth in the disclosure schedules to the merger agreement; the failure in and of itself to meet any ABC Radio Holdings fiscal year 2007 budgeted or forecasted results of operations; or the implementation by Disney or ABC Radio Holdings of any written recommendation regarding the ABC Radio Business made by Citadel’s chief executive officer pursuant to the merger agreement. In addition, as defined in the merger agreement the term “material adverse effect” excludes any adverse effect, change, circumstance or effect on the business of such company that is cured by the company before the earlier of the closing date of the merger and the date on which the merger agreement is terminated pursuant to its terms. When used with respect to Disney, ABC Radio Holdings or the ABC Radio Business, the term “material adverse effect” refers to an effect on the ABC Radio Business.

Covenants

Each of Disney and ABC Radio Holdings, on the one hand, and Citadel, on the other, have undertaken certain covenants in the merger agreement restricting the conduct of their respective businesses between the date the merger agreement was signed and the completion of the merger. Some of these covenants are not easily summarized. You are urged to read carefully the sections of the merger agreement entitled “Conduct of the Business Pending the Merger” and “Conduct of the Company’s Business Pending the Merger.” The following summarizes the more significant of these covenants:

Conduct of Business

Except as expressly required by, or provided for, in the merger agreement, or agreed to by the other party in writing, each of Disney and ABC Radio Holdings, with respect to the ABC Radio Business, and Citadel is required to carry on its business in the ordinary course, consistent in all material respects with past practice, and to use reasonable efforts to (i) preserve its current business organization, (ii) maintain its material rights and licenses, (iii) keep available the services of its current officers and other key employees and (iv) preserve its relationships with its customers, suppliers and others having business dealings in such a manner that its goodwill and ongoing business are not impaired in any material respect as of the effective time of the merger.

Required Consent

Without the prior written consent of the other party, and with certain exceptions described in or contemplated by the merger agreement (which exceptions apply to certain but not all of the following items), none of Disney (with respect to ABC Radio Holdings and/or the ABC Radio Business only, as applicable), ABC Radio Holdings, Citadel or any of their respective subsidiaries may take any or all of the following actions or authorize, commit or agree to take any of the following actions:

•	declare, set aside or pay any dividends (except for the special distribution and Citadel’s quarterly dividends);

•	split, combine or reclassify any of its capital stock or issue or propose to issue any other securities;

•

amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire any security, or any stock option, warrant or right to acquire securities or propose to do any of the foregoing;

•

issue, sell, pledge, dispose of or encumber any shares of capital stock or capital stock of any of its subsidiaries or any options, warrants, convertible securities or other rights or accelerate the payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement, except as otherwise provided for in the merger agreement;

•	amend or otherwise change its certificate of incorporation or by-laws;

•

acquire any assets or business, whether by purchase of assets or equity interests or otherwise, or sell, lease, pledge, encumber or otherwise dispose of assets, including intellectual property, with a fair market value exceeding $50,000,000 in the aggregate;

•	incur any indebtedness for borrowed money, issue any debt securities, make any loans or investments, or authorize capital expenditures or purchases of fixed assets;

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other than as required by law or collective bargaining agreements in effect at the time of the merger, increase the compensation of or modify the employment terms of any employees, or enter into any new, or terminate or amend any employment, severance, collective bargaining or other employment agreement or arrangement, or any pension plan or similar plan;

•	make any loan to any director, officer or employee;

•

adopt a plan of liquidation or dissolution or any other transaction that would preclude or be inconsistent with in any material way, or would hinder or delay in any material respect, the transactions contemplated by the merger agreement and related agreements;

•	materially change its accounting method (except as required by changes in GAAP or in response to SEC guidance or as may be required in connection with the merger);

•	enter into transactions with affiliates;

•	modify any material contracts, or enter into any new material contracts;

•	settle any litigation or other proceeding;

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enter into agreements that would limit or otherwise restrict in any material respect ABC Radio Holdings or the combined company from engaging in the business of Citadel or the ABC Radio Business, after the effective time of the merger;

•

sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any material intellectual property that is necessary to carry on the entity’s business substantially as currently conducted; and

•

agree, in writing or otherwise, to take any actions (i) that would, or would reasonably be expected to, prevent, impair or materially delay the ability of such party or any of its subsidiaries to consummate the merger or (ii) inconsistent with the foregoing restrictions and limitations.

No Solicitation of an Acquisition Proposal

Each of Disney, ABC Radio Holdings and Citadel agreed that, except in certain circumstances, they and their subsidiaries will not, and no party will authorize or permit any of its directors, officers, partners, employees, advisors, affiliates, representatives, agents or other intermediaries to, take any of the following actions:

•	directly or indirectly, solicit, initiate or encourage any inquiry or proposal regarding an acquisition proposal;

•	provide any non-public information or data to any person relating to any acquisition proposal;

•	waive, amend or modify any standstill or confidentiality agreement to which it or any of its subsidiaries is a party;

•	engage in discussions or negotiations concerning an acquisition proposal; or

•	otherwise facilitate any effort to make or implement, or agree to, recommend or accept, an acquisition proposal.

Other than in connection with the merger or as specifically contemplated in the merger agreement, an “acquisition proposal” includes, with respect to Citadel:

•

any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving Citadel or any of its subsidiaries representing a material portion of Citadel’s business;

•

any sale, lease, exchange, transfer or other disposition, in a single transaction or a series of related transactions, of assets constituting 15% or more of the consolidated assets of Citadel or assets accounting for 15% or more of the consolidated revenues of Citadel;

•	any tender offer, exchange offer or similar transaction or series of related transactions involving 15% or more of Citadel’s common stock or the common stock of any of its subsidiaries;

•

the acquisition by any person (other than Disney or any of its affiliates) of beneficial ownership or the formation of any group to acquire beneficial ownership of more than 15% of Citadel’s common stock or the common stock of any of its subsidiaries; or

•	any other substantially similar transaction.

Other than in connection with the merger or as specifically contemplated in the merger agreement or separation agreement, an “acquisition proposal” includes, with respect to ABC Radio Holdings and Disney:

•	any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the ABC Radio Business;

•

any sale, lease, exchange, transfer or other disposition, in a single transaction or a series of related transactions, of assets of the ABC Radio Business or ABC Radio Holdings and its subsidiaries constituting 15% or more of the assets of the ABC Radio Business or accounting for 15% or more of the consolidated revenues of the ABC Radio Business;

•	any spin-off, split-off or sale of the ABC Radio Business to the public or to Disney stockholders; or

•	any other substantially similar transaction.

Competition Approvals; FCC Approvals; IRS Rulings

Each party to the merger agreement agreed to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate the merger and make effective the transactions contemplated by the merger agreement, including, without limitation, consulting and cooperating with each other and using their reasonable efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary regulations and to lift any injunction or other legal bar to the transactions, as promptly as possible, including the making of all necessary registrations and filings pursuant to the HSR Act.

The parties also agreed to file with the FCC applications requesting the FCC’s consent to certain transfers of control (as defined under the FCC’s rules and policies only) in connection with the merger and to keep each other informed of any material communications with the FCC relating to such applications. In addition, Citadel agreed to sell or otherwise dispose of or hold separate and agree to sell or otherwise dispose of, such assets, categories of assets or businesses of Citadel, its subsidiaries, ABC Radio Holdings or the ABC Radio Business or to terminate existing relationships and contractual rights and obligations of Citadel, its subsidiaries, ABC Radio Holdings or the ABC Radio Business, if such action is necessary or reasonably advisable for the purpose of obtaining the FCC’s, FTC’s or DOJ’s approval of the transactions, as the case may be.

Disney and ABC Radio Holdings also agreed to use reasonable best efforts to seek, as promptly as practicable, one or more IRS rulings, in form and substance reasonably acceptable to Disney, and one or more opinions of counsel regarding certain United States federal income tax matters relating to the transactions. Citadel has agreed to cooperate and use its reasonable best efforts to assist in obtaining the rulings and opinions. Under certain circumstances, if Disney is unable to obtain the IRS rulings or opinions, then Disney, ABC Radio Holdings and Citadel have agreed that, subject to certain limitations, they will use their reasonable best efforts to restructure the transactions in a manner that will preserve the economics of the transactions and will result in receipt of the requested rulings and opinions. If, despite the parties’ efforts, the rulings and opinions cannot be satisfactorily obtained, the parties may terminate the agreement in accordance with the termination provisions of the merger agreement, and, under certain circumstances, Disney may be required to pay Citadel’s expenses. The termination provisions are described in more detail under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 167.

Employee Matters

The merger agreement contains certain covenants and agreements regarding employee and labor matters, including that as of the effective time:

•

the ABC Radio Business employees will cease being employees of Disney and will become employees of ABC Radio Holdings, and Disney will pay any compensation or other benefits accrued and payable under each of Disney’s benefits plans (excluding severance or termination pay) with respect to these employees;

•

Citadel has agreed to take all actions necessary so that ABC Radio Holdings will assume each of the collective bargaining agreements that currently cover one or more of the ABC Radio Business employees or will enter into substantially identical collective bargaining agreements and Citadel has acknowledged that it shall have a duty to bargain, pursuant to the National Labor Relations Act, with any labor organization certified or recognized as the bargaining representative of any employee of the ABC Radio Business; except that Disney will retain the obligations of the employer with respect to certain retiree benefits;

•

and for two years thereafter, Citadel has agreed to provide, or cause ABC Radio Holdings to provide, to each employee of the ABC Radio Business at least the same compensation and bonus opportunity as such business employee was eligible to receive immediately prior to the effective time and employee benefits that are at least as favorable as the employee benefits and fringe benefits that Citadel provides to similarly situated employees, with certain modifications; and

•

and for two years thereafter, Citadel has agreed to cause each employee of the ABC Radio Business to be eligible for coverage under a severance or separation pay benefits plan that is at least as favorable as such comparable plan provided by Disney or its subsidiaries to such employee immediately prior to the effective time.

Non-Solicitation of Employees

Disney agreed that for six months from and after the closing date, it and its subsidiaries will not, without the prior written consent of ABC Radio Holdings, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of ABC Radio Holdings), or enter into a consulting agreement with, certain key employees of the ABC Radio Business.

Non-Competition

Subject to certain exceptions summarized below (including those related to Disney’s current operations of Radio Disney and ESPN Radio), Disney agreed that it and its subsidiaries will not, without Citadel’s prior written consent:

•

for a period of three years after the closing date of the merger, own or operate any broadcast radio station which is operated pursuant to an FCC license in any geographical market in which, as of the effective time, ABC Radio Holdings or Citadel or any of their respective subsidiaries is engaged in the business of owning or operating stations included in the ABC Radio Business or the business of Citadel and licensed to, or having a transmitter site in, such geographical market; and

•	for a period of two years, distribute audio programming for broadcasting over a group of affiliated terrestrial radio stations in the United States.

Disney and Citadel have agreed that these non-competition agreements shall not prohibit Disney or its subsidiaries from taking the following actions:

•

engaging in any business included in the assets that Disney will not assign to ABC Radio Holdings, and ABC Radio Holdings will not assume, under the separation agreement and conducted by Disney or any of its subsidiaries (excluding ABC Radio Holdings and its subsidiaries) immediately prior to the closing date of the merger;

•	engaging in the production, development or licensing of content;

•	operating the ESPN Radio or Radio Disney networks;

•	owning any interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision; or

•

acquiring the assets, stock or other equity interests of any other person engaged in the ownership or operation of a broadcast radio station, other than stations that carry the ESPN or Radio Disney formats, and/or the distribution of audio programming for broadcasting over a group of affiliated radio stations; provided that Disney divest itself of such assets, stock or interests within 24 months of its acquisition unless the non-competition provisions have expired prior to the end of such 24-month period.

Directors and Officers Indemnification; Insurance

The merger agreement provides that for a period of at least six years after the effectiveness of the merger, Citadel will indemnify and hold harmless all past and present directors or officers of Disney, ABC Radio Holdings, Citadel, Alphabet Acquisition and their respective subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions occurring at or prior to the effective time related to the ABC Radio Business or the merger agreement, separation agreement or transactions or other agreements contemplated thereby. The merger agreement also provides that Citadel will maintain in effect for the benefit of these people directors’ and officers’ and fiduciary liability insurance policy coverage for a period of at least six years following the merger.

Tax Matters

Citadel, Disney and ABC Radio Holdings have agreed to use their reasonable best efforts not to take or fail to take any action before the effective time of the merger, which action or failure to take such action could (1) cause the transactions constituting the separation not to constitute tax-free transactions for United States federal income tax purposes under sections 332, 351, 355, 361, 368 or other applicable provisions of the Internal Revenue Code, with certain exceptions, (2) cause the merger not to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code or (3) result in any failure to obtain the rulings required under the merger agreement from the IRS.

Debt Instruments

Disney and each of its subsidiaries (with respect to obligations of the ABC Radio Business only), and Citadel and each of its subsidiaries agreed to use their reasonable efforts before or at the effective time of the merger and subject to exceptions contained in the disclosure schedules, to prevent the occurrence, as a result of the merger and the other transactions contemplated by the merger agreement, of a change of control or any event that constitutes a default under any of their respective debt instruments. Disney and ABC Radio Holdings also agreed to use their reasonable efforts to cause all conditions to the issuance of the ABC Radio Holdings debt to be satisfied or waived prior to closing of the merger.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the merger agreement) relating to:

•	cooperation among the parties relating to the prompt preparation and filing of this information statement/prospectus;

•	Citadel’s listing on the NYSE of the Citadel common stock issuable under the merger agreement;

•	responding to litigation related to the merger agreement, if any;

•	confidentiality and access by each party to certain information about the other party;

•

consultation by the chief executive officer of Citadel with senior management of the ABC Radio Business in an advisory role regarding the management and operations of the ABC Radio Business prior to the closing, but only to the extent permitted by applicable law;

•

delivery by each of the accountants of Disney and ABC Radio Holdings, on the one hand, and Citadel, on the other, of two comfort letters, one dated approximately the date on which the registration statement of which this information statement/prospectus is a part is declared effective and the other dated upon the closing date of the merger, reasonably satisfactory to the other party and reasonably customary in scope and substance for comfort letters delivered in connection with registration statements;

•	cooperation with respect to any public announcements regarding the merger; and

•	cooperation to obtain (and keep each other apprised of the status of) all governmental approvals required to complete the merger.

Conditions to the Consummation of the Merger

The respective obligations of Citadel, Alphabet Acquisition, Disney and ABC Radio Holdings to consummate the merger are subject to the fulfillment or waiver of the following conditions:

•	the separation will have been completed in accordance with the separation agreement;

•	the Citadel stockholder approval will have been obtained;

•

subject to certain exceptions, all consents, approvals and authorizations of any governmental authority or third party required for the completion of the transactions contemplated by the merger agreement and the other transaction agreements will have been obtained and be in full force and effect, except for those consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Citadel or the ABC Radio Business;

•	any waiting period under the HSR Act will have expired or been terminated;

•

the registration statement relating to the issuance of Citadel common stock in the merger, of which this information statement/prospectus is a part, will have become effective, and the shares of Citadel common stock to be issued in the merger will have been authorized for listing on the NYSE, subject to official notice of issuance;

•

no order will have been issued by any governmental authority of competent jurisdiction (other than the FCC, which is treated separately) or other legal impediment preventing or making illegal the completion of the transactions contemplated by the merger agreement, and the other transaction agreements will be in effect; and

•	the FCC consents required under the merger agreement will have been issued and will be in full force and effect.

In addition, the obligations of Disney and ABC Radio Holdings to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of Citadel and Alphabet Acquisition in the merger agreement, disregarding all materiality or material adverse effect qualifications, shall be true and correct in all respects in each case as of the effective time of the merger (except to the extent such representations and warranties address matters as of a particular date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Citadel;

•

Citadel and Alphabet Acquisition will have performed in all material respects all of their covenants and agreements under the merger agreement required to be performed at or before the effective time of the merger;

•	Disney will have received officers’ certificates from Citadel related to the two previous provisions;

•	Disney will have received IRS rulings regarding the tax-free status of the separation and the merger in form and substance satisfactory to Disney;

•

Disney and ABC Radio Holdings will have received an opinion from their tax counsel, Dewey Ballantine LLP, in form and substance reasonably satisfactory to Disney and ABC Radio Holdings, dated as of the closing date, (i) to the effect that the merger will constitute a reorganization for United States federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code and (ii) addressing such United States federal income tax matters as Disney and ABC Radio Holdings may request regarding the separation to the extent such matters are not addressed in the IRS rulings;

•	Citadel will have entered into and delivered to Disney applicable other agreements contemplated by the merger agreement and the separation agreement;

•	ABC Radio Holdings will have incurred the ABC Radio Holdings debt; and

•	certain of Citadel’s stockholder arrangements will have been terminated and be of no further force and effect.

In addition, the obligations of Citadel and Alphabet Acquisition to consummate the merger are subject to the satisfaction or waiver of the following conditions:

•

the representations and warranties of Disney relating to Disney and ABC Radio Holdings in the merger agreement, disregarding all materiality or material adverse effect qualifications, shall be true and correct in all respects in each case as of the effective time of the merger (except to the extent such representations and warranties address matters as of a particular date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ABC Radio Business;

•

Disney and ABC Radio Holdings will have performed in all material respects all of their covenants and agreements under the merger agreement required to be performed at or before the effective time of the merger;

•	Citadel will have received officers’ certificates from Disney and ABC Radio Holdings related to the provisions described in the two preceding bullet points;

•

Citadel will have received an opinion from its tax counsel, Kirkland & Ellis LLP, in form and substance reasonably satisfactory to Citadel, dated as of the closing date, to the effect that the merger will constitute a reorganization for United States federal income tax purposes within the meaning of section 368(a) of the Internal Revenue Code;

•	Disney, ABC Radio Holdings and their respective subsidiaries will have entered into the applicable other agreements contemplated by the merger agreement and the separation agreement; and

•

Citadel will have received from ABC Radio Holdings a certification that stock in ABC Radio Holdings is not a real property interest because ABC Radio Holdings is not and has not been a United States real property holding company.

In the event that Citadel, Disney or ABC Radio Holdings elects to waive material conditions to the consummation of the merger and such changes in the terms of the merger render the disclosure in this information statement/prospectus materially misleading, the parties intend to recirculate the information statement/prospectus.

Termination of the Merger Agreement

Right to Terminate

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written consent of Disney and Citadel. It may also be terminated by either Disney or Citadel, if:

•

the effective time of the merger has not occurred on or before June 15, 2007; provided that if all other conditions are satisfied other than the receipt of necessary consents from the FCC, such date may be extended to August 6, 2007 by either party, by written notice to the other party, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its obligations set forth in the merger agreement;

•

due to the invalidity or effective revocation of the written consent delivered to Citadel by the principal Citadel stockholders, Citadel is required under the terms of the merger agreement to call a meeting of Citadel stockholders in connection with the transactions contemplated by the merger, the merger agreement and related agreements, and Citadel stockholder approval is not obtained at that meeting; or

•	any law or order by any governmental authority preventing or prohibiting the completion of the transactions has become final and unappealable.

The merger agreement also may be terminated by Disney at any time before the effective time of the merger, if:

•

Disney is not in material breach of the terms of the merger agreement, and Citadel or Alphabet Acquisition has breached any of its representations, warranties, covenants or agreements in the merger agreement which would cause the conditions to Disney’s obligation to complete the merger relating to the accuracy of Citadel’s representations and warranties and the performance of its covenants not to be satisfied, and the breach by its nature cannot be cured or Citadel has not, within 30 business days after receipt of written notice of the breach from Disney, cured the breach or made any good faith attempt to cure the breach;

•

the principal Citadel stockholders’ written consent is rendered invalid for reasons other than Citadel’s willful breach of its obligations under the merger agreement, the principal Citadel stockholders’ willful breach of the support agreement or the principal Citadel stockholders’ effective revocation of the consent; provided that Disney may not terminate the merger agreement in these circumstances if Citadel provides Disney with notice that it proposes to cure the invalidity by convening a meeting of its stockholders and thereafter uses its reasonable best efforts to convene such a meeting or if Citadel has otherwise cured such invalidity after receipt of Disney’s consent to such cure;

•

the principal Citadel stockholders’ written consent is rendered invalid or has not become effective under applicable law due to Citadel’s willful breach of its obligations related to giving effect to the written consent under the merger agreement or any principal company stockholder’s or Citadel’s willful breach of the support agreement; or if any of the principal Citadel stockholders revoke such written consent;

•	Disney cannot obtain IRS rulings and opinions of its tax counsel, Dewey Ballantine LLP; or

•

Disney may only obtain IRS rulings and opinions of its tax counsel, Dewey Ballantine LLP, by providing factual statements, representations and/or covenants that differ materially from those described in the merger agreement and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, certain adverse impacts on Disney.

The merger agreement also may be terminated by Citadel at any time before the effective time of the merger, if:

•

Citadel is not in material breach of the terms of the merger agreement, and Disney or ABC Radio Holdings has breached any of its representations, warranties, covenants or agreements in the merger agreement which would cause the conditions to Citadel’s obligation to complete the merger relating to the accuracy of Disney and ABC Radio Holdings’ representations and warranties and either Disney or ABC Radio Holdings’ performance of its covenants not to be satisfied, and the breach by its nature cannot be cured or Disney has not, within 30 business days after receipt of written notice of the breach from Citadel, cured the breach or made any good faith attempt to cure the breach; or

•

Disney may only obtain IRS rulings and opinions of its tax counsel, Dewey Ballantine LLP, by providing factual statements, representations and/or covenants that differ materially from those described in the merger agreement and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, certain adverse impacts on Citadel.

Effect of Termination

If the merger agreement is terminated, it will become void and of no effect and, except in circumstances where a termination fee is payable or in instances in which the termination results from the material breach by a party of any of its covenants or agreements set forth in the merger agreement, no party will have any liability to any other party under the merger agreement. In addition, specified provisions in the merger agreement regarding confidentiality and payment of a termination fee and other fees and expenses will survive termination.

Termination Fees

Citadel will be obligated to pay Disney a termination fee in the amount of $81 million if Disney terminates the merger agreement because:

•

as a result of the invalidity or effective revocation of the written consent delivered to Citadel by the principal Citadel stockholders, Citadel is required under the terms of the merger agreement to call a meeting of Citadel stockholders in connection with the transactions contemplated by the merger, the merger agreement and related agreements, and Citadel stockholder approval is not obtained at that meeting;

•

the principal Citadel stockholders’ written consent is rendered invalid for reasons other than Citadel’s willful breach of its obligations under the merger agreement, the principal Citadel stockholders’ willful breach of the support agreement or the principal Citadel stockholders’ effective revocation of the consent; provided that Disney may not terminate the merger agreement in these circumstances if Citadel provides Disney with notice that it proposes to cure the invalidity by convening a meeting of its stockholders and thereafter uses its reasonable best efforts to convene such a meeting or if Citadel has otherwise cured such invalidity after receipt of Disney’s consent to such cure;

•

the principal Citadel stockholders’ written consent is rendered invalid or has not become effective under applicable law due to Citadel’s willful breach of its obligations related to giving effect to the written consent under the merger agreement or any principal company stockholder’s or Citadel’s willful breach of the support agreement; or if any of the principal Citadel stockholders revoke such written consent;

•

Citadel or Alphabet Acquisition has materially breached any of its representations, warranties, covenants or agreements in the merger agreement and failed, within 30 business days after receipt of written notice of the breach from Disney, to cure the breach; if prior to termination, an acquisition proposal with respect to Citadel is commenced, publicly disclosed, publicly proposed or otherwise communicated to Citadel or the Citadel stockholders and, within 15 months after the date of termination, Citadel enters into any definitive agreement with respect to, or consummates a Citadel acquisition proposal (we discuss the meaning of such an acquisition proposal beginning on page 162 of this information statements/prospectus); or

•

the merger has not occurred on or before June 15, 2007, and such date has not been extended to August 6, 2007 by either party in accordance with the terms of the merger agreement, if prior to termination, an acquisition proposal with respect to Citadel is commenced, publicly disclosed, publicly proposed or otherwise communicated to Citadel or the Citadel stockholders and, within 15 months after the date of termination, Citadel enters into any definitive agreement with respect to, or consummates a Citadel acquisition proposal.

Disney will be obligated to pay Citadel a termination fee in the amount of $81 million if Citadel terminates the merger agreement because:

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Disney or ABC Radio Holdings has materially breached any of its representations, warranties, covenants or agreements in the merger agreement and failed, within 30 business days after receipt of written notice of the breach from Citadel, to cure the breach, and a ABC Radio Holdings acquisition proposal (we discuss the meaning of such an acquisition proposal beginning on page 151 of this information statement/prospectus) has been commenced, publicly disclosed, publicly announced or otherwise communicated to Disney or Disney stockholders prior to such termination and, within 15 months of such termination, Disney or any of its subsidiaries or affiliates enters into any definitive agreement with respect to, or consummates, a ABC Radio Holdings acquisition proposal; or

•

the merger has not occurred on or before June 15, 2007 and such date has not been extended to August 6, 2007 by either party in accordance with the terms of the merger agreement and a ABC Radio Holdings acquisition proposal has been commenced, publicly disclosed, publicly announced or otherwise communicated to Disney or Disney stockholders prior to such termination and, within 15 months of such termination, Disney or any of its subsidiaries or affiliates enters into any definitive agreement with respect to, or consummates, a ABC Radio Holdings acquisition proposal.

Disney will be obligated to pay Citadel’s out of pocket costs associated with the merger, not to exceed $15 million, if the merger agreement is terminated:

•

by either party because the merger has not occurred on or before June 15, 2007 and at the time of any such termination, all of the conditions to the parties’ obligations to close have been satisfied or waived except for that Disney has not received IRS rulings in form and substance satisfactory to Disney or receipt of an opinion from its tax counsel, in form and substance satisfactory to Disney and ABC Radio Holdings; or

•

by Disney, because Disney is unable to obtain IRS rulings and an opinion of its tax counsel, Dewey Ballantine LLP, in form and substance satisfactory to Disney, or may only obtain such rulings and opinion by providing factual statements, representations and/or covenants that differ materially from those agreed upon by Disney and Citadel and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, certain adverse impacts on Disney.

Amendments to or Waivers of Provisions in the Merger Agreement

The original merger agreement was amended on November 19, 2006. The merger agreement may be amended by the parties at any time; however, no amendment may be made that by law requires further approval by Citadel’s or ABC Radio Holdings’ stockholders without their further approval. The approval of the Citadel and ABC Radio Holdings stockholders was obtained by the respective parties on February 6, 2006. See “Written Consents of the Principal Citadel Stockholders” at page 186. The merger agreement may not be amended, and a provision may not be waived, except in writing on behalf of the parties and with the approval of the Citadel or Disney board of directors, as applicable, and, as described above, with stockholder approval, as applicable.

Fees and Expenses

All fees and expenses incurred by Disney and ABC Radio Holdings related to the financing of the ABC Radio Holdings debt pursuant to the separation agreement will be paid by ABC Radio Holdings. Citadel and ABC Radio Holdings will each pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of this information statement/prospectus and Citadel’s registration statement, of which this information statement/prospectus is a part (including any SEC filing fees), and any fees related to filings or applications made with the FCC or under the HSR Act.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the separation agreement. This summary is qualified in its entirety by the original separation agreement and the first amendment thereto, which are incorporated by reference and included in this information statement/prospectus as Annexes B and B-I. The rights and obligations of the parties are governed by the express terms and conditions of the separation agreement and not by this summary or any other information included in this information statement/prospectus. All stockholders of Citadel, Disney and ABC Radio Holdings are urged to read the separation agreement carefully and in its entirety. The separation agreement has been included to provide you with information regarding its terms and is not intended to provide any other factual information about Disney, ABC Radio Holdings or Citadel. Such information can be found elsewhere in this information statement/prospectus.

Overview of the Separation

Prior to the merger of Citadel’s wholly-owned subsidiary, Alphabet Acquisition, with and into ABC Radio Holdings, Disney will undergo the internal restructuring to separate and consolidate the ABC Radio Business under ABC Radio Holdings, pursuant to the terms of the separation agreement. In addition, as part of the separation, Disney (or one of its affiliates) will retain the cash proceeds of debt that ABC Radio Holdings will incur prior to the spin-off. After the internal restructuring, Disney will “spin off” ABC Radio Holdings by distributing pro rata to Disney’s stockholders all of the issued and outstanding ABC Radio Holdings common stock. See “The Transactions—Overview” beginning on page 105, “The Transactions—Transaction Consideration” beginning on page 105 and “Financing of the Spin-Off and the Merger” beginning on page 177.

Timing of the Transactions Contemplated by the Separation

The internal restructuring will occur before the spin-off, which will occur immediately before closing of the merger. See “The Merger Agreement—Effective Time” beginning on page 159.

The Separation

Transfer of Assets

Under the terms of the separation agreement, on or before the closing date of the merger, but before the spin-off and before the filing of the certificate of merger, with certain exceptions, Disney and its subsidiaries will convey, assign, transfer and deliver to ABC Radio Holdings and its subsidiaries all of Disney’s and its subsidiaries’ right, title and interest in the assets of the ABC Radio Business, including with certain exceptions:

•

assets reflected in the ABC Radio Business’ balance sheet, dated as of October 1, 2005, unless disposed of to third parties after the date thereof in the ordinary course of business (and, in the case of any such assets disposed of after the date thereof, the proceeds from such disposal);

•	assets acquired after October 1, 2005, by any Disney entity utilizing the assets of the ABC Radio Business;

•

any contracts of ABC Radio Holdings that relate primarily to the ABC Radio Business or are specifically contemplated to be assigned to or retained by ABC Radio Holdings in the separation agreement, merger agreement or any related agreement and any benefits thereunder;

•	any capital stock or other ownership interests in ABC Radio Holdings or any of its subsidiaries;

•

any right, title, and interest in real property primarily used in the ABC Radio Business, except for real property subject to the lease agreements to be entered into in accordance with the merger agreement where ABC Radio Holdings is the lessee;

•

any assets that are expressly set forth in the separation agreement, merger agreement or any related agreement as assets to be retained by or assigned to any of ABC Radio Holdings or its subsidiaries; and

•	any licenses or governmental approvals held in the name of Disney or any of its subsidiaries that are exclusively used in the ABC Radio Business.

The separation agreement also identifies specific assets that will not be transferred by ABC Radio Holdings as part of the separation, including:

•	assets not expressly described as assets of the ABC Radio Business;

•	assets listed on the schedules to the separation agreement; and

•	any intercompany accounts between ABC Radio Holdings or any of its subsidiaries, on the one hand, and Disney or any of its subsidiaries, on the other hand.

Assumption of Liabilities

At the same time as the transfer of assets to ABC Radio Holdings, with certain exceptions, ABC Radio Holdings will assume certain liabilities of the ABC Radio Business described below and certain other liabilities described in the schedules to the separation agreement. The ABC Radio Business liabilities that ABC Radio Holdings will assume include, without limitation:

•

any liabilities reflected in the balance sheet of the ABC Radio Business, dated as of October 1, 2005, subject to any subsequent discharge of such liabilities as well as liabilities incurred after October 1, 2005, by ABC Radio Holdings or its subsidiaries;

•

any liabilities that are expressly set forth in the separation agreement, merger agreement or any related agreement as liabilities to be retained by or assumed by ABC Radio Holdings or any of its subsidiaries;

•

any liabilities relating to, arising out of or resulting from any contracts of ABC Radio Holdings that relate primarily to the ABC Radio Business or are expressly contemplated to be assigned to or retained by ABC Radio Holdings in the separation agreement, merger agreement or any related agreement, including contracts set forth on a schedule to the separation agreement;

•

any liabilities relating to, arising out of or resulting from any action, claim, charge, grievance, complaint, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit before a governmental authority (excluding those relating to taxes, except as may be provided under the tax sharing and indemnification agreement) related to, arising out of or resulting from the ABC Radio Business;

•

any liabilities relating to, arising out of or resulting from the operation of the ABC Radio Business, including liabilities relating to, arising out of or resulting from any act or failure to act by a representative;

•

any liabilities relating to, arising out of or resulting from the operation of any business by ABC Radio Holdings or its subsidiaries at any time after the date of the spin-off, including liabilities relating to, arising out of or resulting from any act or failure to act by a representative;

•	any liabilities relating to, arising out of or resulting from any assets transferred to ABC Radio Holdings in the separation; and

•

any liabilities relating to, arising out of or resulting from any employee benefit plan which is expressly assumed by ABC Radio Holdings in the separation or from any material contract with any ABC Radio Business employee or any other agreement with on-air talent or employees providing services to the ABC Radio Business.

The separation agreement also identifies specific liabilities that will not be assumed by ABC Radio Holdings as part of the separation, including liabilities:

•	that are expressly set forth in the separation agreement, merger agreement or any related agreement as retained or assumed by Disney or any other Disney entity;

•	relating to, arising out of or resulting from the operation of the business to be retained by Disney or Disney’s ownership of assets that it is not assigning to ABC Radio Holdings;

•	relating to, arising out of or resulting from any ABC Radio Business employee benefit plan that is not expressly assumed by ABC Radio Holdings in the separation;

•	arising out of the separation and the spin-off (except as may be provided under the tax sharing and indemnification agreement); and

•	that are intercompany accounts between ABC Radio Holdings or any of its subsidiaries and Disney or any of its subsidiaries (excluding ABC Radio Holdings and each of its subsidiaries).

Delayed Transfer Assets and Liabilities; Subsequent Transfers

Disney will not be obligated to transfer any assets, and ABC Radio Holdings will not be obligated to assume any liabilities, that at the time of the separation are not capable of being transferred or assumed because a consent or government approval has not been obtained or some other legal impediment to the transfer or assumption has not been removed. Disney will hold any asset or liability, the transfer of which is delayed for these reasons, for the use and benefit, insofar as reasonably practicable, of ABC Radio Holdings, at the expense of ABC Radio Holdings. The transfer of each of these assets or assumption of each of these liabilities will occur promptly after the respective consent or government approval causing the delay is obtained or the legal impediment is removed.

If at any time after the spin-off, either Disney or ABC Radio Holdings becomes aware that it possesses an asset or liability that is allocated to the other party pursuant to the separation agreement or any other transfer document, such party will transfer the asset or liability to the party who was supposed to receive such asset or assume such liability.

Termination of Intercompany Agreements

Before the spin-off, Disney and ABC Radio Holdings will terminate all contracts between Disney and its subsidiaries, on the one hand, and ABC Radio Holdings and its subsidiaries, on the other hand (except as contemplated by the other agreements executed in connection with the merger agreement and separation agreement). All loans between Disney and its subsidiaries, on the one hand, and ABC Radio Holdings and its subsidiaries, on the other hand, likewise will be terminated before the spin-off.

Taxes

The allocation of rights and liabilities with respect to taxes is governed exclusively by the tax sharing and indemnification agreement, and taxes are not treated as assets or liabilities for purposes of, or otherwise governed by, the separation agreement. See “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

Novation and Liabilities

Disney and ABC Radio Holdings agreed to use their reasonable efforts to obtain any release, consent, substitution, approval or amendment required to novate the other party from all obligations or liabilities under any contracts, licenses or other agreements that such party retains or assumes in connection with the separation.

ABC Radio Holdings Debt

Pursuant to the separation agreement, prior to and in connection with the separation, but in no event earlier than the collar measurement day, ABC Radio Holdings may incur debt financing on agreed upon terms in an amount not to exceed $1.35 billion, as adjusted pursuant to the collar mechanism contained in the merger and separation agreements. In no event, however, will the amount of the ABC Radio Holdings debt exceed the maximum amount of borrowing permissible pursuant to the leverage test contained in the ABC Radio Holdings debt commitment. Disney (or one of its affiliates, other than ABC Radio Holdings) will retain an amount in cash equal to the debt incurred by ABC Radio Holdings. See “The Transactions—Transaction Consideration—Determination of Amount of ABC Radio Holdings Debt” on page 110 and “Financing of the Spin-Off and the Merger” beginning on page 177. In accordance with the collar mechanism, if the average closing price rounded to two decimal places of Citadel common stock during the measurement period equals or exceeds $12.68 per share, then the amount of the ABC Radio Holdings debt will be approximately $1.1 billion. If instead, the average closing price rounded to two decimal places of Citadel common stock during the measurement period is below $12.68 per share, then the amount of ABC Radio Holdings debt may increase in accordance with the collar mechanism, subject to a maximum ceiling of $250 million, to offset, in part, the corresponding decline in value of Citadel common stock to be received by Disney stockholders. See “The Transactions—Transaction Consideration—Determination of Amount of ABC Radio Holdings Debt” on page 110 and “Financing of the Spin-Off and the Merger” beginning on page 177. Disney must provide at least 11 trading days’ prior notice to Citadel of the date on which the amount of such debt financing shall be determined and incurred, which date shall be no earlier than 15 calendar pays prior to the closing of the merger and no later than the third trading day prior to the record date for Citadel stockholders for the special distribution.

Net Working Capital Adjustment

Disney and ABC Radio Holdings have agreed that within 90 days after the closing of the merger, Disney will deliver to ABC Radio Holdings a statement setting forth the calculation of net working capital, and the parties will resolve any disputes they may have over such statement and agree upon a final, conclusive statement of net working capital. To the extent the final net working capital exceeds a target net working capital, ABC Radio Holdings may be obligated to pay all or a part of such excess to Disney or one of its affiliates; and to the extent such amount is less than the target, Disney may be obligated to pay all or a portion of such difference to ABC Radio Holdings.

The Spin-Off

After the separation, and immediately prior to the merger, Disney will spin off ABC Radio Holdings by distributing all of the outstanding shares of ABC Radio Holdings pro rata to all Disney stockholders as of the record date, [•]. Pursuant to the separation agreement, Disney may decide instead to distribute the ABC Radio Holdings shares to its stockholders through an exchange of Disney common stock for ABC Radio Holdings common stock in a split-off, or in a combination of a spin-off and split-off.

Distribution Ratio

The shares of ABC Radio Holdings common stock to be distributed to each Disney stockholder will equal the product of (A) the aggregate number of shares of Disney common stock held by such holder as of the record date, multiplied by (B) the quotient of (a) the aggregate number of ABC Radio Holdings shares outstanding divided by (b) the aggregate number of Disney shares outstanding, as adjusted pursuant to the separation agreement. As a result of the spin-off, it is currently anticipated that Disney stockholders will receive approximately [•] shares for each share of Disney common stock that they own. We describe the calculation of the aggregate number of the shares of ABC Radio Holdings common stock under the heading, “The Transactions—Determination of Number of ABC Radio Holdings Shares” beginning on page 108 of this information statement/prospectus.

Fractional Shares

Pursuant to the separation agreement, to the extent that any ABC Radio Holdings stockholders would be entitled to receive a fractional share of ABC Radio Holdings common stock as a result of the spin-off, such fractional share interests will not entitle any such stockholder to vote or to any rights as a stockholder of ABC Radio Holdings. In lieu of distributing fractional ABC Radio Holdings shares to ABC Radio Holdings stockholders, the distribution agent, acting on behalf of the ABC Radio Holdings stockholders, will aggregate such fractional shares and exchange the resulting whole shares of ABC Radio Holdings common stock for an equal number of whole shares of Citadel common stock in the merger. The distribution agent will then sell those Citadel shares on the open market and will distribute the proceeds, net of commissions and applicable withholding taxes, if any, proportionately to the ABC Radio Holdings stockholders that otherwise would have received the fractional shares.

Distribution Process

Upon the completion of the spin-off, Disney will deposit all of the outstanding shares of ABC Radio Holdings common stock with the distribution agent. We describe the calculation of the aggregate number of shares of ABC Radio Holdings common stock under the heading, “The Transactions—Determination of Number of ABC Radio Holdings Shares” beginning on page 108 of this information statement/prospectus. The distribution agent will hold shares for the benefit of the ABC Radio Holdings stockholders pending conversion of such shares into Citadel common stock in connection with the merger. Following the merger, the distribution agent will distribute those shares as described under the heading “The Merger Agreement—Conversion and Exchange of Shares” beginning on page 157 of this information statement/prospectus.

Conditions to the Completion of the Separation

The obligations of Disney to complete the separation pursuant to the separation agreement are subject to fulfillment or waiver (by Disney) of the condition that each of the parties to the merger agreement shall have irrevocably confirmed that each of the conditions to closing the merger, which we describe in “The Merger Agreement—Conditions to the Consummation of the Merger” beginning on page 166, have been fulfilled or will be fulfilled at the effective time of the merger or are or have been waived other than the condition to the merger agreement related to the completion of the separation.

Additional Covenants

Each of Disney and ABC Radio Holdings have undertaken certain covenants in the separation agreement restricting the conduct of their respective businesses and committing them to take certain actions. Some of these covenants are not easily summarized. You are urged to read carefully the section of the separation agreement entitled “Covenants.” The more significant of these covenants include, but are not limited to, covenants regarding:

•	confidentiality with respect to and access by each party to certain information (including making available witnesses) in the possession or control of the other party;

•	record retention; and

•

employee matters, including that subject to certain exceptions, ABC Radio Holdings (1) will not establish or assume any benefit plan as of the spin-off date and (2) will not assume or be deemed to assume any liabilities or obligations with respect to any benefit plan as of the spin-off date.

Mutual Releases; Indemnification

Mutual Release of Pre-Closing Claims

Disney and ABC Radio Holdings each agreed to release the other from any and all pre-closing claims that it may have against the other party, including claims relating to activities to implement the separation:

•	arising under any contract or agreement;

•	existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur; or

•	arising from any conditions existing or alleged to have existed on or before the completion of the spin-off, whether or not known as of the spin-off date.

The mutual release is subject to specified exceptions set forth in the separation agreement, including with respect to:

•

any liability provided in or resulting from any contract between ABC Radio Holdings or its subsidiaries, on the one hand, and Disney or its subsidiaries, on the other hand, that does not terminate as of the spin-off date;

•

any liability that is assumed, transferred, assigned or allocated to ABC Radio Holdings or to Disney or their respective subsidiaries in accordance with, or any other liability of any of them under, the separation agreement or any other related agreement; and

•	any liability, with certain exceptions, the release of which would result in the release of any person other than ABC Radio Holdings, Disney or their respective subsidiaries.

Indemnification

With certain exceptions set forth in the separation agreement, Disney and ABC Radio Holdings each agreed to indemnify the other party from and against all losses claims, liabilities, damages, costs and expenses relating to any of the following:

•	the liabilities assumed (or retained) by the indemnifying party in connection with the separation; and

•	the liabilities incurred by the other party that relate to, arise out of or result from the business, assets or liabilities transferred, retained or assumed by the other party in the separation.

The indemnification provisions set forth in the separation agreement will not apply to indemnification claims relating to taxes, which are covered separately in the tax sharing and indemnification agreement, as described in “Additional Agreements—Tax Sharing and Indemnification Agreement” beginning on page 188.

Insurance

Following the separation, ABC Radio Holdings will be responsible for obtaining and maintaining its own insurance coverage and will no longer be an insured party under Disney insurance policies. ABC Radio Holdings, however, will have the right to assert claims for any liability arising out of certain insured incidents to the extent they relate to the ABC Radio Business and occurred from the date of coverage until the completion of the separation. ABC Radio Holdings also will have the right to acquire all rights, privileges and proceeds of such insurance policies related to the claims described in the previous sentence.

FINANCING OF THE SPIN-OFF AND THE MERGER

ABC Radio Holdings Debt

Effective November 17, 2006, ABC Radio Holdings, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A., signed a commitment letter, which terminates on August 6, 2007, regarding the ABC Radio Holdings debt expected to be incurred prior to the spin-off in connection with the separation. It is expected that ABC Radio Holdings will incur between approximately $1.1 billion and $1.35 billion of indebtedness on the terms agreed therein and described below, the proceeds of which will be retained by Disney (or one of its affiliates). Under the terms of the separation agreement, the precise amount of the ABC Radio Holdings debt will be based on the share price of Citadel common stock in accordance with a collar mechanism that uses the average closing price of Citadel common stock during a period of 10 consecutive trading days ending on the trading day immediately prior to the date on which the ABC Radio Holdings debt will be funded. In accordance with the collar mechanism, if the average closing price of Citadel common stock during the measurement period prior to closing equals $[•], which was the closing price of the Citadel common stock on the NYSE on the date of this information statement/prospectus, the ABC Radio Holdings debt amount is expected to be approximately $[•].

The availability of the ABC Radio Holdings debt is subject to the satisfaction of customary closing conditions set forth in the commitment letter. These conditions include satisfaction of a leverage test, which specifies that the amount of borrowings under the commitment letter and other indebtedness of ABC Radio Holdings and its subsidiaries may not exceed that amount at which the pro forma ratio of total debt of ABC Radio Holdings to Adjusted EBITDA (to be agreed upon by the parties) equals 9.0 to 1.0. Accordingly, if the leverage test is not satisfied, the amount of debt incurred by ABC Radio Holdings would be reduced below the amount permitted under the merger agreement and separation agreement. In addition, in the event it is necessary for any reason to secure a material modification of the commitment or obtain a new commitment, there can be no assurance that financing can be obtained. Even if such financing is available, the terms may be significantly less favorable to ABC Radio Holdings and the combined company than the terms of the current commitment letter. See “Risk Factors” beginning on page 22. The following discussion assumes completion of the separation and satisfaction by the ABC Radio Business of the conditions to close.

The following is a summary of the material terms and provisions of the ABC Radio Holdings commitment letter. We encourage you to read the complete ABC Radio Holdings commitment letter in its entirety, which is filed as an exhibit to the registration statement of which this information statement/prospectus is a part. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Initial Term Facility

Under the ABC Radio Holdings commitment letter, at the closing of the ABC Radio Holdings financing, ABC Radio Holdings is expected to incur indebtedness under an initial term facility with an aggregate principal amount of up to $1.35 billion. At the election of ABC Radio Holdings, interest on the initial term facility is expected to accrue at an annual rate of either (a) the greater of (i) the prime rate; or (ii) the federal funds rate plus 0.5%, in each case, plus a spread of 0.75%; or (b) the Eurodollar rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 1.75%.

Financing after the Conversion Date

Under the ABC Radio Holdings commitment letter, within four weeks after the initial funding, on a date which we refer to in this information statement/prospectus as the conversion date, unless the ABC Radio Holdings debt has already been refinanced the initial term loan facility would convert into the following:

•	a senior secured bank facility consisting of (i) four-year tranche A term loans in the amount of $300 million and (ii) four and one-half year tranche B term loans in the amount of $800 million; and

•	an unsecured subordinated bank facility consisting of five-year unsecured subordinated term loans not to exceed $250 million.

The Senior Credit Facilities: Tranche A and Tranche B Term Loans

The $300 million tranche A term loans are expected to be a four-year facility repayable in 16 consecutive quarterly installments commencing on the last day of the first full fiscal quarter following the conversion date, with a final installment due on the fourth anniversary of the conversion date. Each year, the amount of principal repayments will equal the following percentage of the original principal balance of the tranche A term loans:

Year	Percentage
1	10%
2	10%
3	20%
4	60%

At the election of ABC Radio Holdings, interest on the tranche A term loans is expected to accrue at an annual rate of either (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.5%, in each case, plus a spread of 1.25%; or (b) the Eurodollar rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 2.25%. The interest rate margins for the tranche A term loans will increase by 0.25% per year if the senior facilities are not rated at least B1 by Moody’s Investors Services and B+ by Standard & Poor’s. Such ratings have not yet been obtained.

The $800 million tranche B term loans are expected to mature in four and one-half years and be repayable in quarterly installments of 0.25% of the original principal amount of the tranche B term loans, with the balance due at the maturity date. At the election of ABC Radio Holdings, interest on the tranche B term loans is expected to accrue at an annual rate of either (a) the greater of (i) the prime rate or (ii) the federal funds rate plus 0.5%, in each case, plus a spread of 1.50%; or (b) the Eurodollar rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 2.50%. The interest rate margins for the tranche B term loans will increase by 0.25% per year if the senior facilities are not rated at least B1 by Moody’s and B+ by S&P. Such ratings have not yet been obtained.

Guarantors

Upon completion of the separation, we expect that each of ABC Radio Holdings’ direct and indirect, existing and future, domestic subsidiaries will guarantee ABC Radio Holdings’ obligations under the senior credit facilities.

Covenants

The senior credit facilities are expected to contain customary restrictive non-financial covenants, which, among other things, and with certain exceptions, limit ABC Radio Holdings’ ability to incur indebtedness (including guarantee obligations) or liens; enter into mergers, consolidations, liquidations or dissolutions; sell assets; pay dividends or make other payments in respect of capital stock; make acquisitions, investments, loans and advances; pay and modify subordinated debt and other material debt instruments; enter into transactions with affiliates or sale and leaseback transactions; change its fiscal year; enter into hedging arrangements; enter into negative pledge clauses and clauses restricting subsidiary distributions; or change its lines of business. Such covenants will permit the distribution of capital stock of ABC Radio Holdings to Disney or its affiliates or stockholders in connection with the separation and a combining transaction between ABC Radio Holdings and Citadel.

The senior credit facilities also are expected to contain covenants related to the satisfaction of financial ratios and compliance with financial tests, including ratios with respect to minimum interest coverage, maximum leverage, maximum senior leverage and maximum capital expenditures.

Events of Default

The senior credit facilities will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, certain ERISA-related events, material judgments, failure of any guaranty or security agreement supporting ABC Radio Holdings’ obligations under the senior credit facilities to be in full force and effect and a change of control of ABC Radio Holdings, except that each of the following shall be permitted: (i) the distribution of capital stock of ABC Radio Holdings to Disney or its affiliates or stockholders in connection with the separation and (ii) a combining transaction between ABC Radio Holdings and Citadel.

Subordinated Debt

The subordinated debt facility is expected to provide for an aggregate principal amount of up to $250 million for an initial term of one year. During this year, the subordinated loans are expected to accrue interest at an annual rate equal to the greater of (a) the Eurodollar rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 5.0%; and (b) the treasury rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 5.25%. The interest rate margins for the subordinated debt will increase by 0.50% per year if the initial subordinated loans are not rated at least B3 by Moody’s and B- by S&P. Such ratings have not yet been obtained.

Additionally, the applicable interest rate is expected to increase by an additional 0.5% at the end of each three-month period during the initial one-year term. However, the interest rate in effect during the initial one-year term will be subject to a minimum and maximum rate agreed separately by ABC Radio Holdings and the lenders.

The subordinated debt facility is expected to contain customary restrictive non-financial covenants, which, among other things, and with certain exceptions, limit ABC Radio Holdings’ ability to incur indebtedness or liens; pay dividends; redeem or repurchase capital stock; make certain investments; sell assets or subsidiary stock; enter into agreements that restrict the payment of dividends by subsidiaries or the repayment of intercompany loans and advances to ABC Radio Holdings; enter into affiliate transactions; and enter into mergers, consolidations and sales of substantially all the assets of ABC Radio Holdings, and requirements as to future subsidiary guarantors. The covenants will permit the distribution of capital stock of ABC Radio Holdings to Disney or its affiliates or stockholders in connection with the separation and a combining transaction between ABC Radio Holdings and Citadel.

On or after the twelve-month anniversary of the conversion date, the lenders are expected to have the option to receive notes in exchange for initial subordinated loans, which we refer to in this discussion as the exchange notes. The initial exchange by the lenders is subject to a minimum amount of the lesser of $25 million or 10% of the outstanding principal balance of the initial subordinated loan on the date of exchange. The maturity date of any initial subordinated loans that have not previously been exchanged for notes is expected to be automatically extended for up to five years from the conversion date (four years after the initial one-year term). The maturity of the exchange notes will be consistent with the maturity of such initial subordinated loans.

The exchange notes are expected to bear interest at an annual rate equal to (a) the greatest of (i) the interest rate currently in effect on the initial subordinated loans plus 0.5%; (ii) the Eurodollar rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 7.0%; and (iii) the treasury rate, as defined in the ABC Radio Holdings commitment letter, plus a spread of 7.25%, plus (b) an additional 0.5% beginning with the second three-month period following the initial one-year term. The interest rate on the exchange notes will be subject to a minimum and maximum rate agreed separately by ABC Radio Holdings and the lenders.

Following the initial one-year term, the covenants described above are expected to be automatically modified to be consistent with those of the exchange notes. The covenants with respect to the exchange notes are expected to be substantially similar to those in an indenture governing a high-yield senior subordinated note issue for issuers of similar credit quality, but modified to include additional restrictions customary in interim facilities. The covenants will permit the distribution of capital stock of ABC Radio Holdings to Disney or its affiliates or stockholders in connection with the separation and a combining transaction between ABC Radio Holdings and Citadel.

New Citadel Bank Facilities

On December 20, 2006, Citadel, J.P. Morgan Securities Inc. and JPMorgan Bank, N.A., signed a commitment letter regarding the indebtedness to be incurred by Citadel in connection with the merger and related transactions, including refinancings. This commitment provides debt financing in connection with the payment of the special distribution, the refinancing of Citadel Broadcasting Company’s senior credit facility, the refinancing of the ABC Radio Holdings debt and the completion of the merger. Certain key provisions of the definitive credit agreements contemplated by the commitment letter, including among others, financial covenants, are not addressed in the commitment letter and could be material to Citadel.

The availability of Citadel’s new financing is subject to the satisfaction of customary closing conditions set forth in the commitment letter. These conditions include the execution of documentation for the facilities on or prior to August 6, 2007 and satisfaction of a specified leverage test that the pro forma ratio of consolidated total debt (including that of ABC Radio Holdings) on the closing date to consolidated EBITDA (calculated on a pro forma basis, including the ABC Radio Business) shall not exceed 7.75 to 1.0 (where EBITDA is to be agreed upon by the parties, and will be measured for the most recent 12 fiscal months ending prior to the closing date), which we refer to as the Citadel leverage test. If the decline in results of operations that the ABC Radio Business experienced in fiscal 2006 continues or worsens, it may be necessary for Citadel to secure a material modification to its financing commitment or obtain a new commitment, and there can be no assurance that financing can be obtained. Even if such financing is available, the terms may be significantly less favorable to Citadel than the terms of the Commitment letter. The closing of Citadel’s financing, however, is not a condition to closing of the merger. See “Risk Factors” beginning on page 22. The following discussion assumes completion of the spin-off and the merger and satisfaction by the ABC Radio Business and the combined company of the conditions to closing.

The following is a summary of the material terms and provisions of the Citadel commitment letter. We encourage you to read the complete Citadel commitment letter in its entirety, which is filed as an exhibit to the registration statement of which this information statement/prospectus is a part. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

New Bank Facilities

Under the Citadel commitment letter, Citadel is expected to obtain new senior secured bank facilities with a total principal amount of up to $2.650 billion, consisting of:

•	tranche A term loans in the aggregate principal amount of $600 million;

•	tranche B term loans in the aggregate principal amount of $1,850 million, which we refer to, together with the tranche A term loans, as the term facilities; and

•	a revolving credit facility in an aggregate principal amount of $200 million.

The revolving credit facility will provide for a letter of credit sublimit in an amount to be agreed and a “swingline” sublimit in an amount to be agreed (representing funds that may be borrowed with only limited advance notice).

The new bank facilities will be entered into by Citadel at or prior to the closing of the merger. Upon completion of the merger, the new bank facilities will be guaranteed by the material domestic subsidiaries of

Citadel, including ABC Radio Holdings, except that certain subsidiaries specified in the commitment papers will be guarantors only if required by J.P. Morgan Securities. The following discussion assumes completion of the spin-off and the merger.

We anticipate that the initial borrowings under the new bank facilities will be $600 million under the tranche A term loans and $1,850 million under the tranche B term loans. We anticipate that Citadel will not draw under the revolving credit facility initially, although the actual amount initially drawn under the revolving credit facility will depend on the timing of the completion of the merger and may be significantly higher than the estimated amount. We expect that the initial borrowings under the new bank facilities will be used to:

•

refinance the ABC Radio Holdings debt, which is expected to be between approximately $1.1 billion and $1.35 billion, as described under “Financing of the Spin-Off and the Merger—ABC Radio Holdings Debt” beginning on page 177;

•

refinance Citadel Broadcasting Company’s current bank facility, under which as of September 30, 2006 there was $410 million outstanding, excluding approximately $2.3 million in letters of credit outstanding as of that date;

•

pursuant to the merger agreement, pay to pre-merger Citadel stockholders an aggregate special dividend in an estimated amount equal to approximately $282 million, subject to adjustment pursuant to the collar mechanism described in the separation and merger agreements; see “The Transactions—Transaction Consideration—Determination of Amount of Special Distribution” beginning on page 110;

•	pay the fees and expenses associated with the spin-off and the merger, currently estimated to be approximately $50 million; and

•	potentially refinance all or a portion of Citadel’s other existing debt.

Proposed Interest Rates

We anticipate that the initial interest rates per annum applicable to amounts outstanding under the term facilities and the revolving credit facility will be, at Citadel’s option, either (a) the alternate base rate as defined in the facilities, or (b) the interbank eurodollar rate as defined in the facilities, plus (i) in the case of tranche A term loans and revolving loans (A) bearing interest based upon the alternative base rate, 0.50%, and (B) bearing interest based upon the interbank eurodollar rate, 1.50%, and (ii) in the case of tranche B term loans (A) bearing interest based upon the alternative base rate, 0.75%, and (B) bearing interest based upon the interbank eurodollar rate, 1.75%. After a period to be specified in the facilities, the margins over the interest rates applicable to the tranche A term loans and revolving loans will be adjusted periodically based upon the leverage ratio of Citadel.

Maturity

The term facilities amortize as set forth below:

AMORTIZATION SCHEDULE OF THE TERM FACILITIES

(PERCENTAGE OF PRINCIPAL AMOUNT)

	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7
$600 million Tranche A Term Loans	—	—	—	10%	15%	75%	—
$1,850 million Tranche B Term Loans	—	—	—	1%	1%	1%	96%

The revolving credit facility will mature, and the commitments under the facility will be terminated, six years after the bank facility closing date. Under specific circumstances, we expect that Citadel will be required to prepay the outstanding amounts under the term facilities and revolving loan facility and from asset sales (although under certain circumstances the net proceeds may be reinvested in assets useful in the business) and issuances of debt. Amounts under the term facilities and revolving loan facility may be prepaid at Citadel’s option without premium or penalty.

Guarantors

Upon completion of the merger, we expect that Citadel and each material direct or indirect United States subsidiary of Citadel will guarantee Citadel’s obligations under the new bank facilities, except that certain subsidiaries specified in the commitment papers will be guarantors only if required by J.P. Morgan Securities. Citadel’s obligations under the new bank facilities will be secured by first priority liens on substantially all of its assets. The obligations of each subsidiary guarantor will be secured by first priority liens on substantially all of each such subsidiary guarantor’s assets.

Covenants

Under the terms of the facilities, we anticipate that Citadel will be required to meet financial tests, including a maximum ratio of consolidated total indebtedness to consolidated EBITDA. In addition, we anticipate that Citadel will agree to covenant that, among other things, it will limit the incurrence of additional indebtedness, dividends (except that certain dividends may be distributed and paid), transactions with affiliates, asset sales, acquisitions, mergers, prepayment of other indebtedness, liens and encumbrances and other matters customarily restricted in loan agreements.

Events of Default

The new bank facilities will contain customary events of default, including payment defaults, material inaccuracy of representations and warranties, covenant defaults, cross-defaults, certain events of bankruptcy and insolvency, certain ERISA-related events, material judgments, failure of any guaranty or security agreement supporting Citadel’s obligations under the new bank facilities to be in full force and effect and a change of control of Citadel.

Conditions to Closing

We expect that the new bank facilities’ closing date will be on the closing date of the merger, with the fundings to occur immediately prior to or contemporaneously with the completion of the spin-off and the merger. However, entering into the new bank facilities and any fundings under the facility remain subject to a number of conditions. These conditions include, without limitation, the absence of specified material adverse events (both as to Citadel and the ABC Radio Business), the satisfaction or waiver of all conditions to the completion of the spin-off and the merger on terms approved by the initial lenders under the new bank facilities, receipt of ratings with respect to the new bank facilities, and the satisfaction by the combined company of financial tests, including the satisfaction of the Citadel leverage test at closing. The terms of the new bank facilities may be subject to changes adverse to Citadel based on market reception of the new bank facilities.

Existing Citadel Debt

On August 17, 2004, Citadel’s operating subsidiary, Citadel Broadcasting Company, entered into its existing senior credit facility that provides for $600.0 million in revolving loans through January 15, 2010. As of September 30, 2006, Citadel Broadcasting Company had $410 million outstanding under this existing senior credit facility, at interest rates ranging from 6.07% to 6.15%. The amount available under the existing senior credit facility is reduced by approximately $2.3 million in letters of credit outstanding as of September 30, 2006.

The existing senior credit facility is a secured obligation of Citadel Broadcasting Company and is senior in right of payment to all of Citadel’s and Citadel Broadcasting Company’s existing and future subordinated debt.

The credit facility governing the existing senior credit facility contains covenants that limit Citadel Broadcasting Company’s ability and the ability of Citadel Broadcasting Company’s material subsidiaries to, among other things:

•	maintain certain financial covenants, including financial ratios;

•	incur certain liens or additional indebtedness;

•	make any investments, loans or advances;

•	pay dividends or make other specified restricted payments;

•	consummate asset sales or enter into specified transactions with affiliates; and

•	merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets.

On February 18, 2004, Citadel sold 9,630,000 shares of Citadel common stock at $19.00 per share and concurrently sold $330.0 million principal amount of convertible subordinated notes, before underwriting discounts of approximately $6.6 million. Citadel used all of the net proceeds from these transactions to retire the $500.0 million of 6% subordinated debentures it had issued in June 2001. The convertible subordinated notes are unsecured obligations of Citadel and are subordinated in right of payment to all of Citadel’s existing and future senior debt and rank pari passu with all of Citadel’s present and future subordinated indebtedness.

The convertible subordinated notes are due February of 2011 and bear interest at a rate of 1.875% per annum, payable February 15 and August 15 each year. Holders may convert these notes into Citadel common stock at an initial conversion rate of 39.2157 shares of common stock per $1,000 principal amount of notes, equal to a conversion price of $25.50 per share. Pursuant to the terms of the indenture governing the convertible subordinated notes, the initial conversion rate was adjusted to 39.7456 shares of Citadel common stock per $1,000 principal amount of notes, equal to a conversion price of $25.16 per share of Citadel common stock, effective immediately after November 30, 2005, as a result of the payment to stockholders of record on November 30, 2005 of a dividend on the common stock in the amount of $0.18 per share. As permitted under the indenture, no adjustment was made with respect to the dividends declared to stockholders of record on March 30, 2006, June 30, 2006, October 5, 2006 and February 12, 2007, since, in lieu of such adjustment, holders of the convertible notes will be entitled to the dividend amount upon conversion. Citadel may redeem the notes at any time prior to maturity if the closing price of Citadel common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days. Upon such a redemption, an additional payment would be due to the holders. Under certain circumstances set forth in the indenture, holders may require Citadel to repurchase all or part of their notes at par plus accrued interest upon the occurrence of a fundamental change (as defined in the indenture governing the terms of the convertible subordinated notes).

On February 21, 2006, Citadel received a letter from an attorney claiming to represent holders of more than $109 million of the principal amount of Citadel’s convertible subordinated notes that purported to be a notice of default under the indenture governing the convertible subordinated notes. The letter alleges that events of default have arisen and continue to arise from the merger agreement and from other agreements relating to the transactions contemplated by the merger agreement. Specifically, the letter alleges that certain transactions and agreements contemplated by the merger agreement will or do constitute a “fundamental change” under the indenture. The definition of “fundamental change” in the indenture includes any of the following, unless either the last sale price of Citadel common stock during a specified period in the indenture is at least equal to 105% of the conversion price of Citadel’s convertible subordinated notes or the consideration in the transaction that could be deemed to cause a “fundamental change” consists of cash or securities with an aggregate fair market value of at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction:

(1)     a “person” or “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), becoming the “beneficial owner” (as defined in Rule l3d-3 under the Exchange Act) of Voting Shares (as defined below) of the Company [Citadel] entitled to exercise more than 50% (or, in case such person is a Principal [as defined below] or a Related Party [as defined below], 100%), of the total voting power of all outstanding Voting Shares of the Company (including any right to acquire Voting Shares that are not then outstanding of which such person or group is deemed the beneficial owner); or

(2)    a change in the [Citadel] Board of Directors in which the individuals who constituted the Board of Directors at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office or designated or nominated by a Principal or a Related Party; or

(3)    any consolidation of the Company with, or merger of the Company into, any other Person [as defined below], any merger of another Person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another Person (other than (i) a stock-for-stock merger, (ii) a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of [Citadel’s] Common Stock, (iii) a merger that is effected solely to change the jurisdiction of incorporation of the Company, (iv) any consolidation with or merger of the Company into a wholly owned subsidiary, or any sale or transfer by the Company of all or substantially all of its assets to one or more of its wholly owned subsidiaries, in any one transaction or a series of transactions, or (v) any transaction in which the Principals and/or Related Parties have, directly or indirectly, 50% or more of the total voting power of all shares of capital stock of the continuing or surviving corporation or entity to which such assets are sold or transferred, entitled to vote generally in elections of directors of the continuing or surviving corporation immediately after the transaction, PROVIDED, in any such case (i)-(v), that the resulting corporation or each such subsidiary assumes or guarantees the Company’s obligations under the Securities [Citadel’s convertible subordinated notes]);

For purposes of this definition, the indenture governing the convertible subordinated notes defines: (a) “Officer” to mean “the Chairman, the Chief Executive Officer, the President, any Vice President, the Secretary, the General Counsel or the Treasurer of the Company”; (b) “Person” to “include any syndicate or group which would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act as in effect on the date of the original execution of this Indenture”; (c) “Principal” to mean “each of Forstmann Little & Co. Equity Partnership—VI, L.P., Forstmann Little & Co. Equity Partnership—VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership—VIII, L.P. and any of their respective affiliates, and each Officer [as defined above] of the Company as of the date of this Indenture”; (d) “Related Party” to mean “(i) any controlling stockholder, 80% or more owned subsidiary, or immediate family member (in the case of an individual) of any Principal, or (ii) any trust, corporation, partnership or other entity, the Persons holding an 80% or more interest of which consist of any one or more Principals and/or such other Persons referred to in (ii) above”; and (e) “Voting Shares” to mean “all outstanding shares of any class or series (however designated) of [Citadel’s] Capital Stock entitled to vote generally in the election of members of the Board of Directors”.

On April 24, 2006, Citadel received a second letter from the same attorney which states that Citadel failed to cure the alleged default during the more than 60 days that had elapsed since Citadel’s receipt of the first letter. The second letter alleges that as a result, an event of default has occurred and is continuing under the indenture. The second letter also purports to declare the principal amount of the convertible subordinated notes, and the accrued and unpaid interest, due and payable immediately.

Citadel does not believe that any of the transactions or agreements contemplated by the merger agreement or the other agreements relating to the transactions contemplated by the merger agreement will or do constitute a “fundamental change” under the indenture or that any event of default has occurred. Therefore, Citadel does not believe that any event of default, as defined in the indenture, has occurred or is continuing and does not believe that any holders have a right to declare obligations under the convertible subordinated notes due and payable.

Citadel has engaged in discussions with certain of the holders of convertible subordinated notes in an attempt to resolve these issues. Unable to resolve the matters, however, on July 17, 2006, Citadel filed a complaint against certain of the holders of convertible subordinated notes in the Supreme Court for the State of New York. The complaint filed by Citadel seeks a judgment declaring that the merger agreement and the other agreements relating to the transactions do not constitute a fundamental change for purposes of the indenture. After commencement of the above lawsuit, on July 27, 2006, The Bank of New York served notice of its resignation as the trustee under the indenture due to a perceived potential conflict of interest. On September 1, 2006, Citadel entered into an agreement of resignation, appointment and acceptance with The Bank of New York and HSBC Bank USA, National Association pursuant to which The Bank of New York resigned as trustee and HSBC accepted its appointment as trustee. On September 15, 2006, Citadel received a letter from the same attorney described in the preceding paragraph that purports to notify Citadel that on September 13, 2006, the beneficial owners such attorney claims to represent allegedly removed HSBC as trustee and appointed Wilmington Trust Company as replacement successor trustee.

If any of the events described in the letters were to be an event of default and were to be continuing, subject to the terms and conditions of the indenture, the trustee under the indenture or holders of at least 25% in aggregate principal amount of the outstanding convertible subordinated notes could declare the principal of and accrued interest on all convertible subordinated notes to be due and payable, and there could be an event of default under Citadel Broadcasting Company’s senior credit facility. If the convertible subordinated notes or Citadel Broadcasting Company’s senior credit facility were to become due and payable, Citadel would seek additional funding in the credit or capital markets, and there can be no assurance that Citadel will be able to obtain financing on terms acceptable to Citadel.

WRITTEN CONSENTS OF THE PRINCIPAL CITADEL STOCKHOLDERS

The Merger and Related Transactions

Under Delaware law, the rules of the NYSE and Citadel’s organizational documents, the approval of the holders of a majority of the voting power of the outstanding shares of Citadel’s common stock, voting (or consenting in writing in lieu thereof) together as a single class, is required to adopt the merger agreement and to approve the transactions contemplated by the merger agreement, including the merger and the issuance of Citadel common stock in the merger.

Under Rule 312.03 of the NYSE, a company listed on the NYSE is required to obtain stockholder approval before the issuance of common stock, or securities convertible into or exercisable for common stock, if the common stock issued in a transaction exceeds 20% of the shares of common stock of the corporation outstanding immediately before the effectiveness of the transaction. At the effective time of the merger, Citadel will issue up to approximately [•] million shares of Citadel common stock in the aggregate to the holders of ABC Radio Holdings common stock and reserve for issuance upon the exercise or vesting of a converted Disney option or converted Disney restricted stock unit in accordance with the terms of Citadel’s long-term incentive plan [•] million shares of Citadel common stock, in each case pursuant to the terms of the merger agreement. The aggregate number of shares of Citadel common stock to be issued (or reserved for issuance) in connection with the merger will exceed 20% of the shares of Citadel’s common stock outstanding, and for this reason Citadel was required to obtain the approval of its stockholders for the issuance and reservation of these securities to ABC Radio Holdings stockholders pursuant to the merger.

On February 6, 2006, there were 112,803,126 shares of Citadel common stock outstanding. Therefore, the approval of 56,401,564 shares was necessary to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Citadel common stock in connection therewith. On February 6, 2006, the principal Citadel stockholders — Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. — collectively beneficially owned 76,277,703 shares of common stock of Citadel, representing approximately 67% of the shares of common stock entitled to vote on the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Citadel common stock in connection therewith, and 67% of the voting power of the shares of capital stock of Citadel entitled to vote thereon. On February 6, 2006, the principal Citadel stockholders delivered to Citadel written consents in accordance with section 228 of the DGCL and NYSE rules, adopting the merger agreement and approving the merger and the other transactions contemplated by the merger agreement, including the issuance of shares of Citadel common stock in connection with the transactions contemplated by the merger agreement. Because the principal Citadel stockholders beneficially own shares of common stock representing a majority of the voting power of the outstanding shares of capital stock of Citadel entitled to be cast on the issuance of Citadel common stock, the action by written consent is sufficient to approve the merger and issue the common stock without any further action by Citadel stockholders.

As holders of Citadel common stock, the principal Citadel stockholders will receive their pro rata share of any special distribution that Citadel pays to its pre-merger stockholders. Since the amount of the special distribution is not expected to be less than $2.46 per share, we anticipate that the aggregate amount of the special distribution that the principal Citadel stockholders will receive will be at least $187.6 million.

Mr. Theodore J. Forstmann, a member of Citadel’s board of directors, is an affiliate of each of the principal Citadel stockholders and has the power to direct the vote and disposition of shares of Citadel common stock held by each of them. Mr. Forstmann participated in the negotiations of the transaction documents and subsequent amendments thereto, as we discuss in “The Transactions—Background of the Merger” beginning on page 111. Mr. Forstmann’s brother, J. Anthony Forstmann, also is a Citadel director. In addition, Messrs. Miles and Suleman and Ms. Horbach, three of Citadel’s other directors at the time of the Citadel board’s deliberations concerning entry into the transaction documents, and Messrs. Miles, Smith and Suleman, three of Citadel’s directors at the time of the Citadel board’s consideration of the November 19, 2006 amendments to the transaction documents, were or have been affiliates of Forstmann Little & Co. These relationships are discussed in more detail in “The Transactions—Interests of Certain Persons in the Merger” beginning on page 149 and in note (3) to the table of beneficial ownership of Citadel common stock, beginning on page 198.

Amendments to Citadel’s Long-term Incentive Plan

At the effective time of the merger, the merger agreement obligates Citadel to convert certain options to purchase shares of Disney common stock and Disney restricted stock units held by employees of the ABC Radio Business into options to purchase Citadel common stock and Citadel restricted stock units. To enable Citadel to satisfy its obligations, Citadel intends to amend its long-term incentive plan to increase the number of shares of Citadel common stock currently authorized for issuance under the plan by a number of shares determined pursuant to the formula set forth in the merger agreement and permit the grant of restricted stock units (to the extent such award is not already permitted under the plan). The number determined by this formula is expected to be approximately [•] shares of Citadel common stock, but may be materially more or less than this number. Under Rule 303A.08 of the NYSE, these types of modifications may require stockholder approval by holders of more than 50% of the outstanding Citadel common stock. Citadel expects that prior to the effective time of the registration statement relating to the issuance of Citadel common stock in the merger, of which this information statement/prospectus is a part, the principal Citadel stockholders, who are expected to collectively hold more than a majority of the outstanding shares of Citadel common stock at such time, will deliver to Citadel a written consent approving the amendments described above to Citadel’s long term incentive plan so long as the merger closes. The effectiveness of this amendment is conditioned on the effectiveness of the merger. Because the principal Citadel stockholders are expected to beneficially own shares of common stock representing a majority of the voting power of the outstanding shares of capital stock of Citadel entitled to be cast on the contemplated amendments to Citadel’s long-term incentive plan, the action by written consent will be sufficient to amend Citadel’s long-term incentive plan at the time of the merger without any further action by Citadel stockholders.

ADDITIONAL AGREEMENTS

Citadel, Disney and ABC Radio Holdings or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the merger, will enter into, agreements relating to the separation and the merger and various interim and on-going relationships between Disney, ABC Radio Holdings and Citadel. The material terms of these agreements are summarized below and are qualified in their entirety by reference to the complete agreements.

Tax Sharing and Indemnification Agreement

In connection with the spin-off and the merger, Citadel, Disney and ABC Radio Holdings have agreed to enter into a tax sharing and indemnification agreement that allocates (i) the responsibility for filing tax returns and preparing other tax-related information and (ii) the liability for payment and the benefit of refund or other recovery of taxes. The tax sharing and indemnification agreement also provides for certain additional representations, warranties, covenants and indemnification provisions relating to the preservation of the tax-free status of Disney’s internal restructuring and the distribution of ABC Radio Holdings common stock to the stockholders of Disney in the spin-off. The following is a summary of the material terms and provisions of the tax sharing and indemnification agreement. This summary is qualified in its entirety by reference to the complete text of the form of tax sharing and indemnification agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this information statement/prospectus is a part. We encourage you to read the complete agreement in its entirety. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Tax Returns; Responsibility for Taxes

Disney will file or cause to be filed any tax return of or relating to ABC Radio Holdings or any of its subsidiaries (immediately after the spin-off) for any taxable period that begins on or before the completion of the spin-off, including a taxable period that begins on or before and ends after the completion of the spin-off (which the tax sharing and indemnification agreement refers to as a straddle period). Disney has the sole and exclusive responsibility for the preparation and filing of such tax returns. Disney will submit to Citadel and ABC Radio Holdings the relevant portion of any such tax return for their review and, in the case of an item of ABC Radio Holdings or a subsidiary that relates to the portion of a straddle period after the completion of the spin-off, their approval. Except in the case of tax returns for straddle periods, ABC Radio Holdings has the sole and exclusive responsibility for the preparation and filing of any tax returns relating to ABC Radio Holdings or any of its subsidiaries for taxable periods after the completion of the spin-off. ABC Radio Holdings will agree not to file, or to permit any of its subsidiaries to file, any amended income tax return of ABC Radio Holdings or any of its subsidiaries for a taxable period on or before completion of the spin-off or for a straddle period, unless reasonably requested by Disney, required by law or as a result of a final determination by the IRS.

Allocation and Payment of Taxes

Except as otherwise provided in the tax sharing and indemnification agreement, Disney will pay, and will indemnify and hold Citadel and its subsidiaries (including ABC Radio Holdings and its subsidiaries) harmless against, and will be entitled to all refunds of, (1) taxes of Disney and its subsidiaries (including ABC Radio Holdings and its subsidiaries) arising out of or attributable to any taxable period or portion thereof on or before the completion of the spin-off (including the pre-spin-off portion of any straddle period) and (2) all taxes of Disney and its subsidiaries arising out of or attributable to any taxable period after the completion of the spin-off (including the post-spin-off portion of any straddle period). Except as otherwise provided in the tax sharing and indemnification agreement, ABC Radio Holdings will pay, and will indemnify and hold Disney and its subsidiaries harmless against, and will be entitled to all refunds of, taxes of ABC Radio Holdings and its subsidiaries arising out of or attributable to any taxable period or portion thereof after the completion of the spin-off (including the post-spin-off portion of any straddle period).

ABC Radio Holdings and its subsidiaries will make any election regarding any loss and credit carrybacks to eliminate or limit carryback of tax attributes, such as net operating losses, to a period on or before the completion of the spin-off. To the extent that no election is available to eliminate or limit any such carryback and such carryback is otherwise required by applicable law, Disney will remit to ABC Radio Holdings the net benefit of any refund that it receives that is attributable to such carryback.

In the event of any dispute with respect to the allocation of tax liability, the parties have agreed to certain dispute resolution mechanisms.

Representations and Covenants

The tax sharing and indemnification agreement contains certain tax representations and covenants regarding the spin-off and the merger. In particular, ABC Radio Holdings, Disney and Citadel each will represent to the others that it has examined all of the tax materials prepared in connection with obtaining the IRS rulings and the opinions of Disney’s and Citadel’s tax counsel required under the merger agreement, as well as the actual tax rulings and opinions, and that the facts and representations made in those rulings, opinions and other tax materials as to itself, to the best of its knowledge, are or will be correct and complete in all material respects. Each of ABC Radio Holdings, Disney and Citadel also will represent to the others that it does not know of any reason, fact or circumstance that may cause the tax treatment of the contemplated transactions to be other than as described in the IRS rulings, the opinion of Disney’s tax counsel in connection with the internal restructuring and the spin-off and the opinions of Disney’s and Citadel’s counsel in connection with the merger. In addition, Citadel will make further representations and warranties to Disney and ABC Radio Holdings regarding the identity of the five-percent and ten-percent stockholders of Citadel. Disney will make further representations to Citadel (i) to the effect that, based on certain assumptions, including the nonoccurrence of any distribution tainting act or restructuring tainting act, in each case, as discussed immediately below, neither the spin-off nor certain steps in the internal restructuring will be taxable under section 355(e) of the Internal Revenue Code and (ii) regarding the historic ownership by Disney of ABC Radio Holdings and its subsidiaries.

Citadel will agree to certain limitations on future actions by it and its subsidiaries, and, in some cases, will agree to use reasonable best efforts to limit actions by its non-subsidiary affiliates, including the principal Citadel stockholders and Farid Suleman, Citadel’s chairman and chief executive officer. In each case, the limitations relate ultimately to actions or failures to take required actions by Citadel or its subsidiaries or affiliates that would jeopardize the tax-free status of the spin-off, which actions we refer to as distribution tainting acts, or the tax-free status of the transactions associated with Disney’s internal restructuring, which actions we refer to as restructuring tainting acts, and require Citadel to refrain from taking certain actions, and to take certain other actions, in order to preserve the tax-free status of the internal restructuring and the spin-off. The principal limitations on Citadel’s actions, before and after the merger, include:

•

generally, not taking or permitting any of its subsidiaries to take, and using reasonable best efforts to prevent any of its affiliates from taking, any distribution tainting act; provided that, for all purposes of the tax sharing and indemnification agreement, a distribution tainting act generally will not include (i) any action taken by ABC Radio Holdings or any of its affiliates prior to the merger, (ii) an action that is required to be taken pursuant to the terms of the merger agreement and related agreements, (iii) an action taken at the request of Disney to mitigate the adverse effects on the tax-free status of the transactions of a breach of representations or covenants on the part of Disney or ABC Radio Holdings prior to the spin-off, (iv) any conversion of a convertible bond, vesting of restricted stock or restricted stock units of Citadel or exercise of a Citadel employee option, to the extent that the converted or exercised instrument was taken into account in calculating the number of Citadel shares outstanding under the merger agreement, (v) any exercise of a Disney stock option that is converted into a Citadel stock option, (vi) any action, to the extent that there has been a final determination that a previous Disney action has already caused the spin-off to be treated other than as a tax-free transaction, (vii) any action expressly permitted by a valid IRS ruling on which Disney is entitled to rely, (viii) any action for which ABC Radio Holdings or Citadel has received prior written approval from Disney and (ix) any conversion of Citadel’s convertible subordinated notes, to the extent that Disney has made the election provided in the definition of Citadel diluted shares outstanding contained in the merger agreement;

•

generally, not taking or permitting any of its subsidiaries to take, and using reasonable best efforts to prevent any of its affiliates from taking, any restructuring tainting act; provided that, for all purposes of the tax sharing and indemnification agreement, a restructuring tainting act generally will not include (i) any action taken by ABC Radio Holdings or any of its affiliates prior to the merger, (ii) an action that is required to be taken pursuant to the terms of the merger agreement and related agreements, (iii) an action taken at the request of Disney to mitigate the adverse effects on the tax-free status of the transactions of a breach of representations or covenants on the part of Disney or ABC Radio Holdings prior to the spin-off, (iv) any conversion of a convertible bond, vesting of restricted stock or restricted stock units of Citadel or the exercise of a Citadel employee stock option, to the extent that the converted or exercised instrument was taken into account in calculating the number of Citadel shares outstanding under the merger agreement, (v) any exercise of a Disney stock option that is converted into a Citadel stock option, (vi) any action, to the extent there has been a final determination that a previous Disney action has already caused the internal restructuring to be treated other than as a tax-free transaction, (vii) any action expressly permitted by a valid IRS ruling on which Disney is entitled to rely, (viii) any action for which ABC Radio Holdings or Citadel has received prior written approval from Disney, (ix) certain actions taken by Citadel in the ordinary course of operating radio stations and a radio network (including programming changes, decisions regarding personnel, sales of advertising, acquisitions for cash or debt and certain types of straight (non-equity-linked) debt financing), not otherwise precluded by the specific restrictions described below and (x) any conversion of Citadel’s convertible subordinated notes to the extent that Disney has made the election provided in the definition of Citadel diluted shares outstanding contained in the merger agreement;

•	generally, continuing to engage in the business of operating radio stations and networks and using a significant portion of ABC Radio Holdings’ historic assets in that business;

•

generally, for two years after the completion of the spin-off, not taking or permitting any of its subsidiaries to take an action or fail to take a required action that, in each case, might constitute a distribution tainting act or a restructuring tainting act, without obtaining the prior written consent of Disney;

•

for two years after the completion of the spin-off, not entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction involving the acquisition of Citadel stock or the issuance of shares of Citadel stock, or options to acquire or other rights in respect of such stock, and Citadel’s affiliates not doing any of the foregoing, unless, generally, pursuant to options, convertible debt or other arrangements that are outstanding immediately following the merger or Citadel issues the shares to qualifying Citadel employees or retirement plans, each in accordance with “safe harbors” under regulations issued by the IRS;

•	for two years after the completion of the spin-off, not entering into any joint venture that involves any ABC Radio Holdings asset or business; and

•

for two years after the completion of the spin-off, (i) causing the ABC Radio Holdings subsidiary that owns and operates at the time of the completion of the spin-off certain radio stations and radio network businesses identified by Disney to continue to own directly and to operate those businesses and (ii) generally, not entering into any agreement, understanding or arrangement or engaging in any substantial negotiations with respect to any transaction that would alter the ownership or tax character of those subsidiaries or that would cause Citadel’s direct or indirect ownership of those subsidiaries to be less than 100%.

Nevertheless, Citadel will be permitted to take any of the actions described above in the event that Disney has granted its prior written approval. Disney will use its reasonable best efforts to cooperate with Citadel and ABC Radio Holdings to obtain any IRS ruling or opinion of counsel needed to gain such approval.

Neither Citadel nor ABC Radio Holdings will apply for any modification to the rulings obtained from the IRS without the prior approval of Disney. Citadel and ABC Radio Holdings also will use their reasonable best efforts to cooperate with Disney in obtaining any additional IRS rulings or opinions of counsel with respect to the transactions contemplated by the merger and separation agreements. Citadel and ABC Radio Holdings will use their reasonable best efforts to cooperate with Disney to mitigate any adverse effects to the tax-free status of such transactions caused by a breach by ABC Radio Holdings or Disney prior to the merger of a tax-related representation or covenant, provided that Citadel need not take any action if the cooperation would adversely affect Citadel or ABC Radio Holdings unless the adverse impact is monetary and Disney compensates Citadel for such adverse impact.

Indemnification

Notwithstanding the general provisions described above for the division of responsibility for taxes between Citadel and Disney, if Citadel or any of its subsidiaries or affiliates takes any action that constitutes a distribution tainting act or restructuring tainting act, and, as a result, there is a final determination that the spin-off or one or more of Disney’s internal restructuring transactions, as the case may be, does not qualify as a tax-free transaction, which we refer to collectively as a Citadel tainting act, then Citadel will be obligated to indemnify, defend and hold harmless Disney and its subsidiaries (or any successor to any of them) from and against any and all taxes and other costs and liabilities incurred by Disney or any of its affiliates as a result thereof (including any taxes imposed as a result of the receipt of any indemnification payment). For this purpose, affiliates of Citadel include (i) each of the principal Citadel stockholders, (ii) Farid Suleman, (iii) any controlling stockholder of Citadel (meaning, generally, any person that holds 5% or more of the stock of Citadel and participates in its management) and (iv) any person that is a member of a “coordinating group” with a controlling stockholder of Citadel (meaning, generally, any person whose investment decisions with respect to Citadel stock are made in formal or informal coordination with a controlling stockholder).

If any person that is a stockholder of Citadel, but is not a controlling stockholder of Citadel prior to taking the action described in this sentence, acquires Citadel stock or otherwise takes an action with respect to the stock of ABC Radio Holdings or Citadel as the parent of ABC Radio Holdings, and that action causes either the spin-off or certain distributions that are elements of the internal restructuring to be taxable to Disney under section 355(e) or section 355(f) of the Internal Revenue Code, then Disney will bear 90%, and Citadel will bear 10%, of any resulting tax and associated costs and liabilities.

If a Citadel tainting act, taken together with any of certain specified actions taken by Disney, causes the spin-off or one or more of the internal restructuring transactions, as the case may be, to fail to qualify as a tax-free transaction, but the Citadel tainting act would not have caused the spin-off or internal restructuring transaction to be other than tax-free in the absence of the Disney action, then Disney will bear 90%, and Citadel will bear 10%, of any resulting tax and associated costs and liabilities.

If any representation made by Disney in the tax sharing and indemnification agreement is untrue, and as a result, there is a final determination that the spin-off or one or more of the internal restructuring transactions fails to qualify for tax-free treatment, then Disney will indemnify Citadel and its subsidiaries to the extent that the IRS or any other taxing authority successfully seeks recourse against Citadel.

Cooperation

Each party will cooperate in the filing of tax returns and the conduct of any audit or other proceeding related to taxes, as well as in the retention of tax-related records and access thereto. Each party will promptly notify the other in writing upon receipt of a written communication from any taxing authority with respect to any tax audit and litigation involving any issue that relates to the tax of the other party or for which the other may be liable under the tax sharing and indemnification agreement. Disney will advise and consult with Citadel and ABC Radio Holdings with respect to any proposed tax adjustments relating to Disney or its subsidiaries that are the subject of an audit or investigation of a taxing authority or of litigation and that may affect a tax item of ABC Radio Holdings or any of its subsidiaries after the spin-off date.

Tax Contests

Subject to certain exceptions, Disney will have the full responsibility and control over the handling of any tax controversy, including an audit, a protest to the Appeals Division of the IRS, litigation, and any other federal, state, local or foreign hearing or administrative proceeding, involving (i) any tax return of or relating to Disney or any of its subsidiaries (including ABC Radio Holdings or any of its subsidiaries) for a tax period or portion thereof beginning on or before the completion of the spin-off, including a tax return for a straddle period, or (ii) Disney’s internal restructuring, the spin-off or the merger. Upon request by ABC Radio Holdings, however, Disney will allow Citadel and ABC Radio Holdings to participate in the handling of any tax controversy with respect to any item that would give rise to the payment of tax with respect to which ABC Radio Holdings or any of its affiliates could be liable under the tax sharing and indemnification agreement. For Citadel or ABC Radio Holdings to be permitted to participate, it must first admit that it would be liable for the tax in question under the tax sharing and indemnification agreement in the event of an adverse determination. If either Citadel or ABC Radio Holdings has made such an admission, then Disney and Citadel will have joint control over the contest in question. In the event of a dispute between Disney and Citadel on how to handle the matter, the decision of Disney will govern.

ABC Radio Holdings will have full responsibility and control over any tax controversy relating to a tax return of ABC Radio Holdings or its subsidiaries for a period after the completion of the spin-off, other than a tax return for the straddle period. Disney may, however, at its sole expense, participate in the handling of any tax controversy that would give rise to a payment of tax for which Disney could be liable under the tax sharing and indemnification agreement.

Support Agreement

The following is a summary of the material terms and provisions of the support agreement entered into in connection with the merger agreement between Disney, ABC Radio Holdings, Citadel, with respect to certain sections therein only, and the principal Citadel stockholders. This summary is qualified in its entirety by reference to the complete text of the support agreement, which is incorporated by reference and may be obtained free of charge. See “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Under the terms of the support agreement, the principal Citadel stockholders agreed to take certain actions in support of the merger. They agreed that in the event of a stockholder’s meeting or in other circumstances where the vote or approval of Citadel stockholders is sought, they would not support any proposal for the taking of any action or entry into any agreement that would adversely affect or delay the merger in any respect, including, but not limited to, any Citadel acquisition proposal (which we discuss in more detail under the heading “The Merger Agreement—Covenants” beginning on page 161) or any amendment of Citadel’s certificate of incorporation or by-laws. The principal Citadel stockholders also agreed to certain restrictions on their ability to transfer, sell or otherwise dispose of their shares of Citadel common stock from the date of the support agreement until its termination. In addition, they agreed not to deposit any shares of Citadel common stock over which they have record or beneficial ownership into a voting trust, enter into any voting arrangement or understanding, or otherwise transfer, whether by proxy or otherwise, the right to vote the shares of Citadel common stock over which they have beneficial or record ownership, or that they have the right to vote. Simultaneously with their entry into the support agreement, the principal Citadel stockholders delivered their written consent to the adoption of the merger agreement and their approval of the merger, share issuance and other transactions contemplated thereby.

The support agreement will terminate and have no further effect upon the earlier to occur of the effective time of the merger and the termination of the merger agreement in accordance with its terms.

ABC News Production/Distribution Agreement

In connection with the merger, Disney and Citadel agreed that on or prior to closing American Broadcasting Companies, Inc., a Delaware corporation and wholly-owned subsidiary of Disney, which we refer to as ABC, and Citadel or one of its subsidiaries, will enter into the ABC News Production/Distribution Agreement, which agreement will govern the terms by which ABC produces a radio version of its ABC News service and Citadel or one of its subsidiaries will distribute the ABC News service to its radio station affiliates. Under the terms of the agreement, ABC will grant Citadel or one of its subsidiaries a license to distribute the ABC News service for a period of 10 years, which may be extended in accordance with the terms of the agreement. ABC also will grant the Citadel party rights of first negotiation at the end of the 10-year term. The Citadel party will also receive the right to redistribute previously distributed programs. This summary is qualified in its entirety by reference to the complete text of the form of Production/Distribution Agreement which is incorporated by reference and is filed as an exhibit to the registration statement of which this information statement/prospectus is a part. We encourage you to read the complete agreement in its entirety.

On or prior to the closing of the merger, the following additional agreements will be entered into by and between Disney or one of its subsidiaries, which we refer to as a Disney party, on the one hand, and Citadel or one of its subsidiaries, which we refer to as a Citadel party, on the other hand:

Satellite/DARS License Agreement

A Disney party and a Citadel party will enter into the Satellite/DARS License Agreement. Disney currently has agreements with certain satellite radio providers to deliver programming. Under the terms of this agreement, the Citadel party will deliver radio programming to these satellite radio providers under their existing agreements with the Disney party through September 2007, when the existing agreements terminate, at which point the various agreements may be renewed pursuant to their terms.

ESPN Radio Network Sales Representation Agreement

A Disney party and a Citadel party will enter into the ESPN Radio Network Sales Representation Agreement. This agreement sets forth the terms under which the Citadel party will act as the exclusive sales representative for the ESPN Radio Network in connection with the sale of advertising on behalf of the ESPN Radio Network. The Citadel party will provide a sales staff to solicit advertising and manage back office billing and collections functions. The Citadel party or one of its subsidiaries will receive 20% of all net sales generated on behalf of the ESPN Radio Network for the two-year term of the agreement. The agreement will be renewed for two successive automatic one year renewal periods if the Citadel party achieves certain sales growth targets.

Radio Disney Stations’ Sales Representation Agreement

A Disney party and a Citadel party will enter into the Radio Disney Station’s Sales Representation Agreement. This Agreement sets forth the terms by which the Citadel party will act as a non-exclusive sales representative in connection with the sale of local advertising on behalf of Disney’s Radio Disney broadcast stations for a two-year term.

ESPN Radio Services Agreement

A Disney party and a Citadel party will enter into the ESPN Radio Services Agreement. This agreement sets forth the terms under which the Citadel party will permit the Disney party to use certain of the Citadel party’s equipment to transmit programming to ESPN’s radio affiliates and to certain satellite radio broadcasters for a two year term.

Radio Disney Services Agreement

A Disney party and a Citadel party will enter into the Radio Disney Services Agreement. This agreement sets forth the terms under which the Citadel party will permit the Disney party to use certain of its equipment to transmit programming to the Disney party’s radio affiliates and to certain digital cable and satellite radio broadcasters for a two year term.

Lease Agreements

Multiple Disney parties and Citadel parties will enter into several lease agreements that set forth the terms and conditions for the lease of office space, studios and broadcasting facilities.

Radio Disney Engineering Services Agreement

A Disney party and a Citadel party will enter into the Radio Disney Engineering Services Agreement. This agreement sets forth the terms and conditions under which the Citadel party will provide four Radio Disney stations with certain equipment maintenance and other services during the two year term.

Trademark License Agreements

A Disney party and a Citadel party will enter into trademark license agreements, pursuant to which the Citadel party will receive (i) a one-year license to use certain trademarks and URL’s that contain the letters “ABC” in connection with the ABC Radio Network business and (ii) a perpetual license to use certain trademarks that contain the call letters “KABC”, “KGO”, “WABC” and “WLS” in connection with the ABC Radio Stations business; in each case subject to the terms and conditions in the agreements.

INFORMATION ON SECURITIES AND OWNERSHIP OF SECURITIES

Citadel

Description of Capital Stock of Citadel

As of [•], 2007, Citadel’s authorized capital stock consists of 500,000,000 shares of common stock, $.01 par value per share, and 200,000,000 shares of preferred stock, $.01 par value per share. As of such date, there were [•] shares of Citadel common stock issued and outstanding and no shares of Citadel preferred stock issued and outstanding. Citadel common stock currently trades on the NYSE under the symbol “CDL”.

Citadel Common Stock

Holders of Citadel common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Generally, matters to be decided by the stockholders will be decided by the vote of holders of a majority of the outstanding shares of Citadel common stock entitled to vote; in any election of directors, however, a plurality is needed.

Holders of Citadel common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of legally available funds. Upon Citadel’s liquidation, dissolution or winding-up, holders of Citadel common stock are entitled to receive ratably its net assets available for distribution after the payment of all of Citadel’s liabilities and the payment of any required amounts to the holders of any outstanding preferred stock. Holders of Citadel common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that Citadel may designate and issue at any time, including in the future.

Citadel Preferred Stock

Citadel’s board of directors is authorized without further stockholder approval, but subject to any limitations prescribed by law, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 200,000,000 shares of preferred stock, and to issue these shares of preferred stock. Each class or series of Citadel preferred stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as are determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.

Authorizing the board of directors to establish preferred stock eliminates delays associated with a stockholders vote on the creation of a particular class or series of preferred stock. The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued at any time, including in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of Citadel at a price which many stockholders find attractive. These provisions could also make it more difficult for Citadel’s stockholders to effect certain corporate actions, including the election of directors. Citadel has no present plans to issue any shares of preferred stock.

FCC Matters

Citadel’s certificate of incorporation provides that in accordance with the Communications Act and the FCC’s regulations thereunder, Citadel’s board of directors may:

•

prohibit the ownership or voting of more than 20% of Citadel’s outstanding capital stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country, any of whom we refer to collectively as aliens, or by any other entity that is subject to or deemed to be subject to management influence by aliens or the equity of which is owned, controlled by, or held for the benefit of, aliens in a manner that would cause Citadel to be in violation of the Communications Act or the FCC’s regulations thereunder;

•	prohibit any transfer of Citadel’s stock which would cause more than 20% of Citadel’s outstanding capital stock to be owned or voted by or for any person or entity designated in the preceding bullet;

•

prohibit the ownership, voting or transfer of any portion of Citadel’s outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Citadel to violate or otherwise result in violation of any provision of the Communications Act or the FCC’s regulations; and

•	redeem capital stock to the extent necessary to bring Citadel into compliance with the Communications Act or the FCC’s regulations or to prevent the loss of Citadel’s FCC licenses.

If prior approvals must be obtained from the FCC with respect to the matters mentioned in this subsection, then (1) no stockholder shall possess any voting rights except as permitted by law; (2) no stockholder may nominate, appoint or designate any member of Citadel’s board of directors and (3) no stockholder shall be entitled to exercise any conversion rights or voting rights, until such FCC approvals have been obtained.

Limitation on Liability and Indemnification Matters

Citadel’s certificate of incorporation limits the liability of its directors to the company and its stockholders to the fullest extent permitted by Delaware law. Specifically, Citadel’s directors will not be personally liable for money damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to Citadel or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions; and

•	for any transaction from which the director derived an improper personal benefit.

Citadel’s certificate of incorporation and by-laws contain provisions indemnifying its directors and officers to the fullest extent permitted by Delaware law. The indemnification permitted under Delaware law is not exclusive of any other rights to which these persons may be entitled.

In addition, Citadel maintains directors’ and officers’ liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

Citadel has entered into indemnification agreements with its directors and certain executive officers. These agreements contain provisions that may require the company, among other things, to indemnify these directors and executive officers against certain liabilities that may arise because of their status or service as directors or executive officers, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and obtain directors’ and officers’ liability insurance.

At present there is no pending litigation or proceeding involving any director or officer as to which indemnification is required or permitted. Citadel is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

Anti-Takeover Effects of Provisions of Citadel’s Certificate of Incorporation, By-Laws and Delaware Law

A number of provisions in Citadel’s certificate of incorporation and by-laws and of Delaware law may make it more difficult to acquire control of the company. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of Citadel’s common stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage transactions which may involve an actual or threatened change in control of Citadel;

•	discourage tactics that may be used in proxy fights; and

•	encourage persons seeking to acquire control of Citadel to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.

Staggered Board

Citadel’s certificate of incorporation provides that the board of directors shall be divided into three classes, and the certificate of incorporation and by-laws provide that the number of directors shall be fixed from time to time by a resolution of a majority of the board of directors. The members of each class of directors serve for staggered three-year terms. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, and may not be filled by stockholders. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.

Advance Notice Procedures for Stockholder Proposals and Director Nominations

Citadel’s by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at Citadel’s principal executive offices not less than 45 or more than 75 days prior to the first anniversary of the date on which Citadel first mailed its proxy materials for the preceding year’s annual meeting of stockholders. However, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, to be timely, notice by the stockholder must be delivered not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which public announcement of the date of the meeting is first made. Citadel’s by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Preferred Stock

The ability of Citadel’s board to establish the preferences, voting powers, qualifications and special or relative rights or privileges with respect to, and issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with possible acquisitions, financings, and other corporate transactions, may, among other things, discourage, delay, defer or prevent a change in control of the company.

Authorized but Unissued Shares of Common Stock

The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans and equity grants. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of Citadel by means of a proxy contest, tender offer, merger or otherwise.

Redemption

Citadel’s certificate of incorporation provides that its common stock is subject to redemption by action of its board of directors to the extent necessary to bring the company into compliance with the Communications Act or FCC regulations or prevent the loss of any of its FCC licenses.

Ability to Call Special Meeting

Citadel’s by-laws limit the ability to call special meetings of Citadel stockholders to the board of directors, the chairman of the board of directors or the president or chief executive officer of the company.

Stockholder Action by Written Consent

Citadel’s by-laws provide that stockholders may take action by written consent.

Citadel Has Opted Out of Section 203 of the DGCL

Citadel’s certificate of incorporation provides that the company has opted out of the provisions of section 203 of the DGCL. In general, section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Because Citadel has opted out in the manner permitted under Delaware law, the restrictions of this provision do not apply to the company.

Listing

Citadel common stock trades on the NYSE under the trading symbol “CDL.”

Citadel Transfer Agent and Registrar

The transfer agent and registrar of the Citadel common stock is Computershare.

Ownership of Citadel’s Common Stock

The following table and footnotes set forth as of February 13, 2007 the beneficial ownership, as defined by regulations of the SEC, of Citadel common stock held by each person or group of persons known to Citadel to own beneficially more than 5% of the outstanding shares of Citadel common stock, each director and executive officer of Citadel, and all current directors and executive officers of Citadel as a group. Except as otherwise noted, the listed entities and individuals have sole investment power and sole voting power as to all shares of Citadel common stock set forth opposite their names. All information is taken from or based upon ownership filings made by such persons with the SEC or upon information provided by such persons.

	Shares of Citadel Common Stock(1)
Name	Number	Percent
5% Stockholders:
Dimensional Fund Advisors LP(2)	5,761,998
Forstmann Little & Co. Equity Partnership-VI, L.P.(3)	34,484,608
Forstmann Little & Co. Equity Partnership-VII, L.P.(3)	11,064,880
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.(3)	21,662,812
Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.(3)	9,065,403

Directors:
Farid Suleman(3)(4)(5)	6,067,532
Katherine Brown(6)	35,000
J. Anthony Forstmann(3)(7)	60,000
Theodore J. Forstmann(3)	76,277,703
Michael A. Miles(3)(8)	67,500
Charles P. Rose, Jr.(9)	80,000
Herbert J. Siegel(10)	47,500
Wayne T. Smith(3)(11)	25,000

Other Executive Officers:
Judith A. Ellis(12)	425,607
Robert G. Freedline(13)	100,000
Jacquelyn J. Orr(14)	25,000
Patricia Stratford(15)	77,815
Randy L. Taylor(16)	62,897

All Directors and Executive Officers as a Group (13 persons)(17)	83,351,554

(1)	A person or group of persons is deemed to have “beneficial ownership” of any shares of common stock of Citadel when a person or persons has the right to acquire them (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. For purposes of computing the percentage of outstanding shares of common stock of Citadel held by each person or group of persons named above, any shares which a person or persons have the right to acquire within 60 days after the date of this information statement/prospectus are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the percentage of outstanding shares of any person as shown in the table does not necessarily reflect the person’s actual voting power at any particular date.
(2)	These securities are owned by four investment companies and certain other commingled group trusts and separate accounts (the “Funds”). As reported in the Schedule 13G filed with the SEC on February 2, 2007, and amended on February 9, 2007, Dimensional Fund Advisors LP (f/k/a Dimensional Fund Advisors Inc.) (“Dimensional”) serves as an investment adviser or manager with investment (dispositive) and/or voting power over the securities held by the Funds. For purposes of the reporting requirements of the Exchange Act, Dimensional may be deemed to be a beneficial owner of such securities; however, Dimensional expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Dimensional is 1299 Ocean Avenue, Santa Monica, California 90401.
(3)

The general partner of Forstmann Little & Co. Equity Partnership-VI, L.P., a Delaware limited partnership (“Equity-VI”), and Forstmann Little & Co. Equity Partnership-VII, L.P., a Delaware limited partnership (“Equity-VII”), is FLC XXXII Partnership, L.P., a New York limited partnership (“FLC XXXII”). The general partners of FLC XXXII are Theodore J. Forstmann, Winston W. Hutchins and T. Geoffrey McKay. The general partner of Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., a Delaware limited partnership (“MBO-VII”), and Forstmann Little & Co.

Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P., a Delaware limited partnership (“MBO-VIII”), is FLC XXXIII Partnership, L.P., a New York limited partnership (“FLC XXXIII”). The general partners of FLC XXXIII are Theodore J. Forstmann, Winston W. Hutchins and T. Geoffrey McKay. Accordingly, each of the individuals named above, other than Mr. McKay for the reasons described below, may be deemed the beneficial owners of shares owned by Equity-VI, Equity-VII, MBO-VII and MBO-VIII and, for purposes of this table, beneficial ownership is included. Mr. McKay does not have any voting or investment power with respect to, or any economic interest in, the shares of common stock of Citadel held by Equity-VI, Equity-VII, MBO-VII or MBO-VIII; and, accordingly, Mr. McKay is not deemed to be a beneficial owner of these shares. Messrs. Theodore J. Forstmann and J. Anthony Forstmann are brothers. Mr. Miles is a member of the Forstmann Little advisory board and is an investor in certain affiliated partnerships of Forstmann Little & Co., which give him an economic interest in certain portfolio investments, including Citadel. Messrs. J. Anthony Forstmann, Michael A. Miles and Farid Suleman are special limited partners of Forstmann Little & Co. Wayne T. Smith is a limited partner in Equity VI and Equity VII, which gives him an economic interest, but no voting or investment power, in the shares of common stock of Citadel held by those entities. Accordingly, Mr. Smith is not deemed to be a beneficial owner of these shares except to the extent of any pecuniary interest therein. None of the other limited partners in each of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII is otherwise affiliated with Citadel or Forstmann Little & Co. The address of FLC XXXII, FLC XXXIII, Equity-VI, Equity-VII, MBO-VII and MBO-VIII, and for J. Anthony Forstmann, Theodore J. Forstmann, Winston W. Hutchins, T. Geoffrey McKay, Michael A. Miles, and Farid Suleman is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, New York 10153. In connection with the merger agreement, the principal Citadel stockholders (Equity-VI, Equity-VII, MBO-VII and MBO-VIII) entered into the support agreement. In connection therewith, Disney filed a Schedule 13D with the SEC on February 15, 2006 in which Disney stated that neither the filing of the statement nor any of its contents shall be deemed to constitute an admission by Disney that it is the beneficial owner of any of the shares of common stock of Citadel referred to therein for purposes of the Exchange Act, or for any other purpose, and Disney expressly disclaimed such beneficial ownership.

(4)	Includes 225,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided. Also includes approximately 458 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan; 2,868,006 fully vested restricted stock units with two deferred distribution dates and two grants of restricted stock that will vest subject to Citadel’s satisfaction of certain performance objectives and Mr. Suleman’s continuous employment with Citadel through the applicable vesting date — 1,250,000 restricted shares which vest in three equal portions annually, on January 1, 2007, October 1, 2007 and October 1, 2008; and 1,131,994 restricted shares that will vest in two portions annually, on March 16, 2007 and 2008.
(5)	Mr. Suleman is the custodian for his children with respect to 20,000 shares, over which he disclaims any beneficial ownership. These shares were not considered for purposes of calculating Mr. Suleman’s beneficial ownership interest.
(6)	Includes 25,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting.
(7)	Includes 50,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting.
(8)

Includes 57,500 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting. Pursuant to a contractual arrangement with FLC XXXII, an affiliate of Equity-VI, Mr. Miles is entitled to payment from such affiliate in respect of certain share dispositions to the extent proceeds of dispositions exceed $13.00 per share. Alternatively, Mr. Miles may purchase such shares for $13.00 per share. These shares were not considered for purposes of calculating Mr. Miles’ beneficial ownership interests.

(9)	Includes 50,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting.
(10)	Includes 37,500 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting.
(11)	Includes 10,000 restricted shares that vest in three portions annually, on each of the annual meetings of stockholders of Citadel following the 2006 meeting, subject to the director’s continuous service to Citadel through the business day immediately preceding such annual meeting.
(12)	Includes approximately 458 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan, and 350,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 100,000 performance-based restricted shares that will vest over a two-year period on March 16, 2007 and 2008, subject to certain performance objectives.
(13)	Includes 100,000 restricted shares that vest in three equal portions annually on each of May 24, 2007, 2008 and 2009, subject to Mr. Freedline’s continuous employment with Citadel.
(14)	Includes 25,000 restricted shares that vest in three equal portions annually on May 15, 2007, 2008 and 2009 subject to Ms. Orr’s continuous employment with Citadel.
(15)	Includes approximately 315 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan, and 35,000 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided and 50,000 performance-based restricted shares that will vest over a two-year period on March 16, 2007 and 2008, subject to certain performance objectives.
(16)	Includes approximately 207 shares held in the Citadel Broadcasting Company 401(k) Retirement Savings Plan, and 10,000 restricted shares that vest in three equal portions annually on each of November 6, 2007, 2008 and 2009, subject to Mr. Taylor’s continuous employment with Citadel.
(17)	Includes 502,500 shares subject to options that are currently exercisable or exercisable within 60 days of the date as of which this information is provided.

ABC Radio Holdings

Description of Capital Stock of ABC Radio Holdings

As of [•], 2007, the authorized capital stock of ABC Radio Holdings consists of [•] shares of common stock, no par value, and no shares of preferred stock. As of [•], 2007, there were [•] shares of ABC Radio Holdings stock issued and outstanding. ABC Radio Holdings currently is an indirect, wholly-owned subsidiary of Disney, and Disney common stock trades on the NYSE under the symbol “DIS”. Shares of ABC Radio Holdings common stock are not publicly traded.

Holders of ABC Radio Holdings common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of ABC Radio Holdings common stock entitled to vote on any matter, including in any election of directors, may decide such matter, including elect all of the directors standing for election which shall be elected by a plurality of the votes cast.

Holders of ABC Radio Holdings common stock are entitled to receive dividends ratably, if any, as may be declared by the board of directors out of available funds therefrom. Holders of ABC Radio Holdings stock have no preemptive, subscription, redemption or conversion rights.

Ownership of ABC Radio Holdings’ Common Stock

Immediately before the spin-off, Disney will be the sole holder of all outstanding shares of ABC Radio Holdings common stock. Disney will distribute all of the outstanding shares of ABC Radio Holdings common stock pro rata to Disney’s stockholders. Following completion of the spin-off, Disney stockholders will also be ABC Radio Holdings stockholders.

Only one person, Steven P. Jobs, is known to Disney to own beneficially more than 5% of the outstanding shares of Disney common stock. Mr. Jobs owns these shares as a result of Disney’s acquisition of Pixar Animation Studios. Mr. Jobs, 51, is chief executive officer and a member of the board of directors of Apple Computer, Inc, and since the completion of Disney’s acquisition of Pixar in May 2006, Mr. Jobs has been a member of the board of directors of Disney. Prior to Pixar’s merger with Disney, he was Chairman and Chief Executive Officer of Pixar since 1986. As of [•], 2007, Mr. Jobs held [•] shares of Disney common stock, representing approximately [•]% of the [•] shares of Disney common stock outstanding on such date. Mr. Jobs has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of these shares. Based on current expectations, upon the consummation of the spin-off and prior to the merger, Mr. Jobs will hold approximately [•] shares of ABC Radio Holdings common stock, representing approximately [•]% of ABC Radio Holdings common stock outstanding.

As of the date of this information statement/prospectus, none of the directors and executive officers of Disney or ABC Radio Holdings owned any shares of ABC Radio Holdings common stock.

Comparison of Stockholders’ Rights

Upon completion of the separation and the merger, Citadel’s certificate of incorporation and by-laws will be the same as the certificate of incorporation and by-laws of Citadel before the merger. The following is a summary of the material differences between the rights of stockholders in Citadel and ABC Radio Holdings before and after the merger. Although Citadel and Disney believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of stockholders’ rights, and it is qualified in its entirety by reference to the DGCL and the various documents we refer to in this summary.

Board of Directors

ABC Radio Holdings’ by-laws provide that each director may be elected by a plurality vote of the stockholders and will hold office for a one-year term. Citadel’s certificate of incorporation provides that the board of directors is divided into three classes, and that the members of each class of directors may be elected by a plurality vote of the stockholders and serve for staggered three-year terms.

Antitakeover Effects of ABC Radio Holdings’ Certificate of Incorporation, By-Laws and Delaware Law

ABC Radio Holdings’ certificate of incorporation and by-laws do not contain any of the provisions described above under the subheading above “—Antitakeover Effects of Citadel’s Certificate of Incorporation, By-Laws and Delaware Law” with respect to Citadel’s certificate of incorporation and by-laws.

AMENDMENTS TO CITADEL’S AMENDED AND RESTATED 2002 LONG-TERM

INCENTIVE PLAN

At the effective time of the merger, the merger agreement obligates Citadel to convert certain options to purchase shares of Disney common stock and Disney restricted stock units held by employees of the ABC Radio Business into options to purchase shares of Citadel common stock and Citadel restricted stock units. To enable Citadel to satisfy its obligations, Citadel intends to amend its long-term incentive plan as set forth in Annex E to this information statement/prospectus to increase the number of shares of Citadel common stock authorized for issuance under the plan by a number of shares determined pursuant to the formula set forth in the merger agreement and to permit the grant of restricted stock units (to the extent such award is not already permitted under Citadel’s long-term incentive plan). The number determined by this formula is expected to be approximately [•] shares of Citadel common stock, but may be materially more or less than this number. Under Rule 303A.08 of the NYSE, these types of modifications may require stockholder approval. Citadel expects that prior to the effectiveness of the registration statement relating to the issuance of Citadel common stock in the merger, of which this information statement/prospectus is a part, the principal Citadel stockholders will deliver to Citadel a written consent in accordance with section 228 of the DGCL approving the amendments described above to Citadel’s long-term incentive plan so long as the merger closes. The amendments would take effect at that time.

Purpose of Citadel’s Long-Term Incentive Plan. The purpose of Citadel’s long-term incentive plan is to strengthen Citadel and its subsidiaries by providing an incentive to its employees, officers, consultants and directors and thereby encouraging them to devote their abilities and industry to the success of Citadel’s business enterprise. Citadel’s compensation committee believes that its growth is dependent upon its ability to attract, employ and retain employees, officers, consultants and directors of outstanding ability who will dedicate their maximum productive efforts toward the advancement of Citadel. The compensation committee has found that granting incentive awards has been highly effective in recruiting and retaining competent personnel and directors. The growing competition among companies for capable employees, officers, consultants and directors makes it necessary for Citadel to maintain a strong and competitive incentive program.

Eligibility and Participation. Employees (including future employees who have received a formal written offer of employment), officers, consultants, independent contractors and directors of Citadel and its subsidiaries generally will be eligible to receive incentive and nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards to receive up to the aggregate number of shares of Citadel common stock authorized for issuance under Citadel’s long-term incentive plan. In making its selection and in determining the form and amount of awards, the compensation committee may give consideration to the functions and responsibilities of the eligible person, his or her past, present and potential contributions to Citadel and such other factors as the compensation committee deems relevant.

Awards under Citadel’s Long-term Incentive Plan. Awards under Citadel’s long-term incentive plan may be in the form of any one or more of the following: (i) incentive stock options qualifying under section 422 of the Internal Revenue Code and non-qualified stock options; (ii) stock appreciation rights; (iii) performance awards; (iv) restricted stock and restricted stock units and (v) phantom shares.

All cash proceeds from the exercise of options will constitute general funds of Citadel. It is not presently possible to determine the dollar value of award payments that may be made, or the individuals who may be selected for such awards, in the future under Citadel’s long-term incentive plan. As of November 15, 2006, there were eight members of Citadel’s board of directors. As of October 31, 2006, Citadel and its subsidiaries employed approximately 3,480 full-time and part-time employees, of whom all are eligible to receive awards under Citadel’s long-term incentive plan. More information regarding directors’ and officers’ participation in Citadel’s long-term incentive plan and other information with respect to the plan is included in the definitive proxy statement with respect to the 2006 Annual Meeting that Citadel filed with the SEC on Schedule 14A on April 17, 2006, which proxy statement is incorporated herein by reference, and in the current report that Citadel filed with the SEC on Form 8-K on May 24, 2006, which current report is incorporated herein by reference. For more information regarding how to obtain a copy of the proxy statement, see “Where You Can Find More Information; Incorporation by Reference” beginning on page 213.

Shares Subject to Citadel’s Long-term Incentive Plan. Currently, 10,000,000 shares of Citadel common stock have been reserved for issuance in connection with the grant of awards under Citadel’s long-term incentive plan, subject to adjustment in the event of a stock split, recapitalization or other similar change affecting the common stock of Citadel. As of September 30, 2006, outstanding restricted stock awards and options to purchase shares of Citadel common stock, in the aggregate, represent 7,354,584 shares of Citadel common stock. As a result, as of September 30, 2006, 2,613,666 shares of common stock remain available for future issuance under Citadel’s long-term incentive plan.

Upon the granting of an option or award, the number of shares available for granting of further options and awards will be reduced. Whenever any outstanding option or award or portion thereof expires, is canceled, is settled in cash or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire option or award, the shares allocable to the expired, canceled, settled or otherwise terminated portion of the option or award may again be the subject of options or awards granted under Citadel’s long-term incentive plan.

The amount of an individual award that may be granted to any individual under Citadel’s long-term incentive plan for any year may not exceed the lesser of 10,000,000 shares or the maximum number of shares reserved for issuance and not already underlying an existing grant under Citadel’s long-term incentive plan. In this regard, if an award unit is denominated in dollars, the dollar amount in which the award is denominated, divided by the fair market value of a share of Citadel common stock on the date the award unit is granted, cannot exceed the maximum number of shares reserved for issuance and not already underlying an existing grant under Citadel’s long-term incentive plan.

Stock Options and Terms. The number of options to purchase shares of Citadel common stock that may be granted and the timing of grants to eligible persons under Citadel’s long-term incentive plan are subject to the discretion of the compensation committee that administers Citadel’s long-term incentive plan. The compensation committee will determine, among other things, the persons to whom options will be granted, the types of options granted, the number of shares subject to options and the exercise price. The compensation committee also determines the term of each option, the restrictions or limitations thereof and the manner in which each option may be exercised. Options granted under Citadel’s long-term incentive plan will expire not later than the tenth anniversary of the date of grant (the fifth anniversary in the case of incentive stock options granted to stockholders who own more than 10% of the outstanding common stock of Citadel), except that upon the death of the optionee prior to the expiration of the option, an option may be exercised for up to one year following the date of the optionee’s death.

The nonqualified stock options granted under Citadel’s long-term incentive plan must have an exercise price that is no less than 100% of the common stock’s fair market value at the date of grant. The exercise price of all incentive stock options granted must be at least equal to 100% of the fair market value of Citadel common stock on the date of grant (110% in the case of incentive stock options granted to stockholders who own more than 10% of the outstanding Citadel common stock) as determined by the compensation committee or as otherwise set forth in Citadel’s long-term incentive plan. As of November 15, 2006, the outstanding options granted under Citadel’s long-term incentive plan have exercise prices ranging from $9.30 to $20.20 and expiration dates from October 25, 2012 to September 7, 2016.

Each option generally will become exercisable in such portions and at such times as may be designated by the compensation committee. The stock options that have been granted as of the date of this information statement/prospectus generally vest ratably over a four-year period commencing one year after the date of grant. Citadel’s long-term incentive plan provides that the compensation committee may provide for the exercise of an option by a variety of methods, including payment in cash or shares of Citadel common stock or a combination of cash and shares of Citadel common stock. Citadel’s long-term incentive plan does not, however, permit an option holder to defer the issuance of shares upon the exercise of a non-qualified option. To the extent not exercised, vested portions of the option will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the option expires. The committee may accelerate the exercisability of any option or portion thereof at any time.

Stock Appreciation Rights. The compensation committee may, in its discretion, grant stock appreciation rights in accordance with Citadel’s long-term incentive plan, the terms and conditions of which will be set forth in an agreement with the grantee. Citadel’s long-term incentive plan provides that stock appreciation rights may be granted only if Citadel’s stock is traded on an established securities market. In addition, no stock appreciation right may be issued unless the exercise price of such right is at least equal to the fair market value of the underlying shares on the date of grant and the right does not provide for the deferral of compensation other than deferral of recognition of income until the exercise of the right. Further, stock appreciation rights may only be settled in shares of Citadel’s common stock.

Restricted Grants

Restricted Stock. The compensation committee may grant awards to eligible individuals of restricted stock, which will be evidenced by an agreement between Citadel and the grantee. Each agreement will contain such restrictions, terms and conditions as the compensation committee may, in its discretion, determine. Further, without limiting the generality of the foregoing, such agreements may require that an appropriate legend be placed on share certificates. Each agreement may also contain such vesting dates as the compensation committee may, in its discretion, determine. Unless the compensation committee determines otherwise, and as set forth in each agreement, the grantee of restricted stock shall have all of the rights of a stockholder with respect to such shares (except for the right to transfer the shares), including the right to vote the shares and to receive all dividends or other distributions paid or made with respect to the shares.

Restricted Stock Units. Contingent upon the grantee’s continued employment or service with Citadel or its subsidiaries through the vesting date, restricted stock units represent the right to receive payment as provided in Citadel’s long-term incentive plan of in the case of share-denominated restricted stock units, a share of Citadel common stock or the fair market value of a share of Citadel common stock on a date specified by the compensation committee. Payment to grantees in respect of vested restricted stock units generally is made on or as soon as practicable after the specified distribution date, as provided in the grant agreement, but in no event after the fifteenth day of the third month following the end of the taxable year of Citadel in which the distribution date occurs. Unless the compensation committee determines otherwise, and as set forth in each agreement, the grantee of a restricted stock unit shall have all of the rights of a stockholder with respect to the shares underlying such unit to receive all dividends or other distributions paid or made with respect to such shares.

Performance Awards. The compensation committee, in its discretion, may grant performance-based awards to eligible individuals, the terms and conditions of which shall be set forth in an agreement between Citadel and the grantee. Each agreement shall specify the number of performance shares or performance units to which it relates, the performance objectives which must be satisfied in order for the performance shares or performance units to vest and the time period within which such performance objectives must be satisfied.

Performance Shares. Performance shares are restricted shares of common stock of Citadel. Unless the compensation committee determines otherwise, and as set forth in each agreement, the grantee of a performance share shall have all of the rights of a stockholder with respect to such share (except for the right to transfer the share), including the right to vote the share and to receive all dividends or other distributions paid or made with respect to the share.

Performance shares vest upon the attainment of specified performance objectives within a specified performance cycle (generally at least a 12 month period), provided the grantee has remained employed by Citadel or one of its subsidiaries through a specified date. Until such vesting date, the performance shares will be held in escrow and will not be delivered to the grantee. During such time, the performance shares may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated, nor will they be delivered to the grantee. The compensation committee may also impose other restrictions and conditions on the performance shares, if any, as it deems appropriate.

Performance Units. Performance units may be denominated in shares or a specified dollar amount. Contingent upon the attainment of specified performance objectives within the performance cycle, performance units represent the right to receive payment as provided in Citadel’s long-term incentive plan of (a) in the case of share-denominated performance units, a share of Citadel common stock or the fair market value of a share of Citadel common stock on a date specified by the compensation committee, (b) in the case of dollar-denominated performance units, the specified dollar amount or (c) a percentage (which may be more than 100%) of the amount described in clause (a) or (b) depending on the level of performance objective attainment; provided that the compensation committee may at the time the performance unit is granted specify a maximum amount payable in respect of a vested performance unit. Payment to grantees in respect of vested performance units shall be made as soon as practicable after (x) the specified vesting date or (y) the last day of the performance cycle to which such award relates, as provided in the grant agreement, but in no event after the fifteenth day of the third month following the end of the taxable year of Citadel in which the applicable performance objective is obtained. Unless the compensation committee determines otherwise, and as set forth in each agreement, the grantee of a performance unit shall have all of the rights of a stockholder with respect to the shares underlying such unit to receive all dividends or other distributions paid or made with respect to such shares.

Other Share-based Awards. The compensation committee may grant a share award to any eligible individual on such terms and conditions as the compensation committee may determine in its sole discretion. Share awards may be made as additional compensation for services rendered by the eligible individual or may be in lieu of cash or other compensation to which the eligible individual is entitled. The compensation committee may only grant share awards if the compensation committee determines in good faith that such awards will not be treated as deferred compensation for purposes of section 409A of the Internal Revenue Code.

Phantom Stock Awards. The compensation committee may, in its discretion, grant shares of phantom stock to any eligible individual. Such phantom stock will be subject to the terms and conditions established by the compensation committee and set forth in the applicable agreement. Upon the vesting of a phantom stock award, the grantee will be entitled to receive a cash payment in respect of each share of phantom stock which shall be equal to the fair market value of a share as of the date the phantom stock award was granted, or such other date as determined by the compensation committee at the time the phantom stock award was granted. The compensation committee may, at the time a phantom stock award is granted, provide a limitation on the amount payable in respect of each share of phantom stock. In lieu of a cash payment, the compensation committee may settle phantom stock awards with shares having a fair market value equal to the cash payment to which the grantee has become entitled. All payments with respect to phantom stock awards shall be made no later than the fifteenth day of the third month following the end of the taxable year of Citadel in which the phantom stock award vests.

Effect of Certain Transactions. The compensation committee may, at the time an option or award is granted or at any time thereafter, determine the effect of a change in control, as such term is used in Citadel’s long-term incentive plan, on the option or award. In addition, in the event of the liquidation or dissolution of, or a merger or consolidation of Citadel, Citadel’s long-term incentive plan and the options and awards issued thereunder will continue in effect in accordance with their respective terms, except that, following such a transaction, either (i) each outstanding option or award will be treated as provided for in the agreement entered into in connection with the transaction or (ii) if not so provided in such agreement, each optionee and grantee will be entitled to receive in respect of each share subject to any outstanding options or awards, as the case may be, upon exercise of any option or payment or transfer in respect of any award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a share was entitled to receive in the transaction in respect of a share; provided, however, that such stock, securities, cash, property, or other consideration will remain subject to all of the conditions, restrictions and performance criteria which were applicable to the options and awards prior to such transaction.

Plan Amendment and Termination. Citadel’s long-term incentive plan may be amended, suspended or terminated at any time by the compensation committee, but no amendment that would increase the maximum number of shares that may be subject to options or that may be awarded to a person or that would modify requirements as to eligibility for participation in Citadel’s long-term incentive plan will be effective without approval of the stockholders, in accordance with the Internal Revenue Code; and no material revision will be effective without stockholder approval in accordance with the regulations of the SEC and NYSE. No amendment to Citadel’s long-term incentive plan may, without the consent of the grantee, alter or impair any grant previously made under Citadel’s long-term incentive plan. Citadel’s long-term incentive plan will remain in effect until all shares of Citadel common stock reserved for issuance have been purchased or otherwise delivered, except that no awards may be granted under Citadel’s long-term incentive plan later than 10 years after its effective date of June 4, 2002.

Certain United States Federal Income Tax Consequences under Citadel’s Long-Term Incentive Plan. The following is a brief description of certain federal income tax consequences to Citadel and recipients of awards under Citadel’s long-term incentive plan. This description is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this information statement/prospectus, and all of which are subject to change, possibly on a retroactive basis.

Incentive Stock Options. Generally the option holder is not taxed and Citadel is not entitled to a deduction on either the grant or the exercise of an incentive stock option, so long as the requirements of section 422 of the Internal Revenue Code continue to be met. If the option holder meets the employment requirements and does not dispose of the shares of common stock of Citadel acquired upon exercise of an incentive stock option until at least (1) one year after transfer of the shares pursuant to the exercise of the option and (2) two years after the date the option was granted, gain or loss realized on sale of the shares will be treated as long term capital gain or loss. However, the excess of the fair market value of the shares of stock as of the date of exercise over the exercise price is a tax preference item for the purposes of determining the option holder’s alternative minimum tax. If the shares are disposed of before those periods expire, which is called a disqualifying disposition, the option holder will be required to recognize ordinary income in an amount equal to the lesser of (1) the excess, if any, of the fair market value of the common stock of Citadel on the date of exercise over the exercise price or (2) if the disposition is a taxable sale or exchange, the amount of gain realized on the disposition. Citadel will not be entitled to a deduction as a result of the grant of an incentive stock option, the exercise of an incentive stock option or the sale of incentive stock option shares after exercise unless there has been a disqualifying disposition of the shares. Upon a disqualifying disposition, Citadel will generally be entitled, at that time, to a deduction in an amount equal to the amount of ordinary income recognized by the employee.

Non-Qualified Stock Options. The grant of non-qualified stock options under Citadel’s long-term incentive plan will not result in the recognition of any taxable income by the participants. A participant will recognize compensation income on the date of exercise of the non-qualified stock option equal to the difference between (i) the fair market value of the acquired shares of common stock of Citadel on the date the shares were acquired, and (ii) the exercise price (equal to the fair market value of the common stock of Citadel on the date of grant) of the option. The tax basis of these shares for purposes of a subsequent sale includes the option price paid and the ordinary income reported on exercise of the option; the holding period of these shares begins on the day following the date of exercise. The compensation income recognized on exercise of the option by an employee is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a deduction in the amount reportable as compensation income by the participant on the exercise of a non-qualified stock option.

Stock Appreciation Rights. The holder of a stock appreciation right is entitled to receive shares of Citadel’s stock in an amount equal to the excess of the fair market value of Citadel’s stock on the date of exercise over the strike price (equal to the fair market value of Citadel’s stock on the date of grant) of the stock appreciation right. The recipient will recognize compensation income in an amount equal to the fair market value of the shares received on the date of exercise. The basis of any shares received will be equal to the fair market value of the shares on the date of exercise, and the holding period of the shares will begin on the day after the date of exercise. The compensation income recognized on exercise of a stock appreciation right by an employee is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a corresponding deduction in an amount equal to the compensation income recognized by the holder.

Restricted Stock. Restricted stock granted under Citadel’s long-term incentive plan generally will not be taxed to the recipient, or deductible by Citadel, at the time of grant, unless the recipient makes a section 83(b) election. If the recipient does not make a section 83(b) election, then on the date the restrictions lapse and the shares become transferable or not subject to a substantial risk of forfeiture, the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on that date over the purchase price paid for the stock, if any. If the recipient does make a section 83(b) election, then the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on the date of the grant over the purchase price of the stock, if any. The recipient’s tax basis for the shares includes the amount paid for the shares and the ordinary income recognized. Generally, Citadel will be entitled to a deduction in an amount equal to the compensation income recognized by the recipient (i) in the case where the recipient does not make a section 83(b) election, at the time that the shares are no longer subject to a substantial risk of forfeiture or (ii) in the case where the recipient makes a section 83(b) election, on the date of grant. The compensation income recognized on the receipt or vesting of restricted stock by an employee is subject to withholding of federal and state income tax and employment tax.

Restricted Stock Units. The holder of restricted stock units generally will recognize compensation income in an amount equal to the fair market value of the shares of common stock of Citadel on the distribution date of the shares underlying the restricted stock units. The compensation income recognized by an employee on the distribution date of the shares underlying the restricted stock units is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a corresponding deduction in an amount equal to the compensation income recognized by the holder.

Performance Shares. Performance shares granted under Citadel’s long-term incentive plan generally will not be taxed to the recipient, or deductible by Citadel, at the time of grant, unless the recipient makes an election under section 83(b) of the Internal Revenue Code. If the recipient does not make a section 83(b) election, then on the date the restrictions lapse and the shares become transferable or not subject to a substantial risk of forfeiture, the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on that date over the purchase price paid for the stock, if any. If the recipient does make a section 83(b) election, then the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on the date of the grant over the purchase price of the stock, if any. The recipient’s tax basis for the shares includes the amount paid for the shares and the ordinary income recognized. Generally, Citadel will be entitled to a deduction in an amount equal to the compensation income recognized by the recipient (i) in the case where the recipient does not make a section 83(b) election, at the time that the shares are no longer subject to a substantial risk of forfeiture or (ii) in the case where the recipient makes a section 83(b) election, on the date of grant. The compensation income recognized on the receipt or vesting of performance shares by an employee is subject to withholding of federal and state income tax and employment tax.

Performance Share Units. The holder of performance share units generally will recognize compensation income in an amount equal to the cash or the fair market value of the shares of common stock of Citadel on the date that the holder of the performance share unit becomes entitled to payment of the cash or shares of common stock of Citadel. The compensation income recognized by an employee on the date that the holder of the performance share unit becomes entitled to payment of the cash or shares is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a corresponding deduction in an amount equal to the compensation income recognized by the holder.

Phantom Stock. A holder of phantom stock will recognize compensation income on the date on which the phantom shares vest, in an amount equal to the amount of cash payable to the holder. The compensation income recognized by an employee on the date on which the phantom shares vest is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a corresponding deduction, in an amount equal to the compensation income recognized by the holder.

Dividends-Equivalent Amounts. The compensation committee may determine at the time of grant that a holder of restricted stock, restricted stock units, performance shares or performance share units will be entitled to receive dividends or distributions, if any, paid to holders of common stock of Citadel with respect to the share award. In such case, to the extent that the share award is still subject to a substantial risk of forfeiture (and provided that the holder has not made a section 83(b) election with respect to such award, if applicable), the holder will recognize compensation income on the date that the dividend or distribution is paid. The compensation income recognized by the holder is subject to withholding of federal and state income tax and employment tax. Generally, Citadel will be entitled to a corresponding deduction in an amount equal to the compensation income recognized by the holder.

Limits on Deductibility. Section 280G. Awards made under Citadel’s long-term incentive plan may provide for accelerated vesting and/or accelerated payment in the event of a change of control of Citadel. If there is a change of control of Citadel, amounts paid under Citadel’s long-term incentive plan may be characterized as “parachute payments” under section 280G of the Internal Revenue Code. An employee will be subject to a 20% excise tax on any “excess parachute payment” pursuant to Internal Revenue Code section 4999 and Citadel will be denied a deduction with respect to such excess parachute payment pursuant to Internal Revenue Code section 280G. An employee generally is deemed to have received a “parachute payment” if such employee receives compensation that (1) is contingent upon a change in the ownership or control of Citadel and (2) exceeds, in the aggregate, an amount equal to three times the employee’s “base amount”. The “base amount” generally is the average of the annual compensation of such employee for the five years preceding the change in ownership or control. An “excess parachute payment” with respect to any employee is the excess of the total parachute payments to such person over such person’s base amount.

Section 162(m). In addition, compensation in excess of $1 million (including amounts treated as compensation as described above) paid to Citadel’s chief executive officer (or person acting in that capacity) and Citadel’s four other most highly paid individuals will not be deductible unless the compensation is payable on the achievement of certain performance objectives or meets certain other exceptions under section 162(m) of the Internal Revenue Code.

The discussion set forth above is intended only as a summary and does not purport to be a complete enumeration or analysis of all potential tax considerations under Citadel’s long-term incentive plan.

LEGAL MATTERS

The validity of the shares of common stock of Citadel to be issued in connection with the merger will be passed upon by Kirkland & Ellis LLP. Kirkland & Ellis LLP will provide to Citadel a legal opinion regarding certain federal income tax matters. Dewey Ballantine LLP will provide to Disney and ABC Radio Holdings a legal opinion regarding certain federal income tax matters.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this information statement/prospectus by reference from Citadel’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the ABC Radio Group as of September 30, 2006 and October 1, 2005 and for each of the three fiscal years in the period ended September 30, 2006 included in this information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SECURITY HOLDERS SHARING AN ADDRESS

Eligible beneficial stockholders who share a single address may have received a notification that only one copy of the information statement/prospectus will be sent to that address unless the broker, bank, institution or other nominee that provided the notification received contrary instructions from any beneficial stockholder at that address. This practice, known as “householding”, is designed to reduce printing and mailing costs. However, if a beneficial stockholder at such an address wishes to receive a separate information statement/prospectus:

•	Citadel stockholders may contact the Secretary of Citadel Broadcasting Corporation at (720) 804-5200 or at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128;

•	Disney stockholders may contact Disney’s Shareholder Services Department at (818) 553-7200 or at 500 South Buena Vista Street, Burbank, California 91521;

and Citadel or Disney, as applicable, will undertake to deliver the information statement/prospectus promptly to such stockholder. Eligible registered stockholders receiving multiple copies of these documents can request householding by contacting Citadel or Disney, as applicable, in the same manner. Persons holding shares through a bank, broker, institutions or other nominee can request householding by contacting the nominee.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Each of Disney and Citadel files reports (including annual, quarterly and current reports which contain audited financial statements), proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference facilities.

You may also obtain copies of this information by mail from the Public Reference Room Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.

The SEC also maintains a public Internet site that contains reports, proxy and registration statements and other information about issuers, like Citadel and Disney, who file electronically with the SEC. The address of that site is http://www.sec.gov.

You may also obtain printer-friendly versions of Citadel’s SEC reports at http://www.citadelbroadcasting.com or Disney’s SEC reports at http://corporate.disney.go.com.

You may also inspect reports, proxy statements and other information about Citadel or Disney at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Citadel has filed with the SEC a registration statement on Form S-4 under the Securities Act to register with the SEC shares of Citadel common stock to be issued to ABC Radio Holdings stockholders pursuant to the merger agreement. This information statement/prospectus constitutes an information statement of Citadel for use in providing information about the proposed merger and a prospectus relating to the issuance of shares of Citadel common stock in connection with the merger. As allowed by the SEC rules, this information statement/prospectus does not contain all of the information you can find in Citadel’s registration statement or its exhibits. For further information pertaining to Citadel and the shares of Citadel common stock, reference is made to that registration statement and its exhibits. Statements contained in this document or in any document incorporated in this document by reference as to the contents of any contract or other document referred to within this document or other documents that are incorporated by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. We encourage you to read the registration statement. You may obtain copies of the Form S-4 (and any amendments to those documents) by following the instructions above.

The SEC allows Citadel to “incorporate by reference” information into this information statement/prospectus. This means that Citadel can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this information statement/prospectus, except for any information superseded by information contained directly in this information statement/prospectus. This information statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Citadel and its financial condition.

This information statement/prospectus, and the registration statement of which this information statement/prospectus is a part, hereby incorporate by reference the following documents which Citadel has filed with the SEC:

•	Citadel’s annual report on Form 10-K for the year ended December 30, 2005, filed with the SEC on March 16, 2006;

•	Citadel’s quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006;

•	Citadel’s quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 9, 2006;

•	Citadel’s quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on February 10, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on February 27, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on March 22, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on March 31, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on April 13, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on April 28, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on May 16, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on May 26, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on June 2, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on July 17, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on September 5, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on September 21, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on November 22, 2006;

•	Citadel’s current report on Form 8-K, filed with the SEC on December 15, 2006; and

•

The description of the terms, rights and provisions applicable to Citadel common stock contained in Citadel’s registration statement on Form 8-A12B (Reg. No. 001-31740) filed with the SEC on July 22, 2003, including any amendments or reports filed for the purpose of updating the description.

In addition, all documents and reports and any future filings made by Citadel with the SEC under section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this information statement/prospectus and to be part hereof from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this information statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this information statement/prospectus.

You may request a copy of these filings at no cost by writing or telephoning Citadel at the following address or telephone number:

Citadel Broadcasting Corporation

Attn: Corporate Secretary

City Center West, Suite 400

7201 West Lake Mead Blvd.

Las Vegas, Nevada 89128

(702) 804-5200

If you are a Citadel stockholder and you have any questions about the merger, please contact Citadel Broadcasting Corporation at [•] or at 7201 West Lake Mead Boulevard, Suite 400, Las Vegas, Nevada 89128.

If you are a Disney stockholder and you have any questions about the separation or merger, please contact Disney’s Shareholder Services Department at (818) 553-7200.

NONE OF CITADEL, DISNEY OR ABC RADIO HOLDINGS HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE SEPARATION OR MERGER

OR ABOUT CITADEL, DISNEY OR ABC RADIO HOLDINGS THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS OR THE DOCUMENTS THAT CITADEL PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS INFORMATION STATEMENT/PROSPECTUS, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU.

THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

ABC RADIO GROUP

COMBINED STATEMENTS OF INCOME

(unaudited; in thousands)

	Three Months Ended
	Dec. 30, 2006	Dec. 31, 2005
Revenues	$144,121	$141,420
Operating expenses	(94,863)	(99,163)
Depreciation and amortization	(1,841)	(1,705)
Allocated general and administrative expenses	(5,045)	(5,158)

Income before cumulative effect of accounting change and income taxes	42,372	35,394
Income taxes	(17,105)	(14,306)
Income before cumulative effect of accounting change	25,267	21,088
Cumulative effect of accounting change	—	—

Net income	$25,267	$21,088

See Notes to Unaudited Combined Financial Statements

ABC RADIO GROUP

COMBINED BALANCE SHEETS

(unaudited; in thousands)

	Dec. 30, 2006	Sept. 30, 2006
ASSETS
Current assets
Cash	$1,422	$850
Receivables, less allowance of $5,851 and $5,635 at December 30, 2006 and September 30, 2006, respectively	118,745	110,449
Deferred income taxes	4,247	4,197
Prepaid expenses and other assets	14,423	14,282

Total current assets	138,837	129,778
Property and equipment
Buildings and improvements	11,798	11,333
Leasehold improvements	25,757	25,319
Equipment	88,335	86,194
Furniture and fixtures	13,916	14,261
Accumulated depreciation	(105,097)	(102,310)

	34,709	34,797
Projects in progress	4,510	6,225
Land	20,025	19,996

	59,244	61,018

FCC licenses	479,674	479,674
Goodwill	894,915	894,915
Other assets	3,394	3,695

Total assets	$1,576,064	$1,569,080

LIABILITIES AND GROUP EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$17,839	$17,675
Other liabilities	2,503	2,468

Total current liabilities	20,342	20,143
Deferred income taxes	164,542	163,238
Other long-term liabilities	479	562
Commitments and contingencies
Group Equity	1,390,701	1,385,137

Total Liabilities and Group Equity	$1,576,064	$1,569,080

See Notes to Unaudited Combined Financial Statements

ABC RADIO GROUP

COMBINED STATEMENTS OF CASH FLOWS

(unaudited; in thousands)

	Three Months Ended
	Dec. 30, 2006	Dec. 31, 2005
OPERATING ACTIVITIES
Net income	$25,267	$21,088
Depreciation and amortization	1,841	1,705
Deferred income taxes	1,254	1,308
Changes in assets and liabilities
Receivables	(8,296)	2,038
Other assets	160	2,093
Accounts payable and accrued liabilities	164	(3,320)
Other liabilities	(48)	7,016

Cash provided by operations	20,342	31,928

INVESTING ACTIVITIES
Capital expenditures	(67)	(645)

Cash used by investing activities	(67)	(645)

FINANCING ACTIVITIES
Cash distributed to Disney, net	(19,703)	(31,279)

Cash used by financing activities	(19,703)	(31,279)

Increase in cash	572	4
Cash, beginning of period	850	1,186

Cash, end of period	$1,422	$1,190

See Notes to Unaudited Combined Financial Statements

ABC RADIO GROUP

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS

1. Description of the Business and Summary of Significant Accounting Policies

These Unaudited Combined Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, normal recurring adjustments considered necessary for a fair presentation have been reflected in these Unaudited Combined Financial Statements. Operating results for the three months ended December 30, 2006 are not necessarily indicative of the results that may be expected for the year ending September 29, 2007. These financial statements should be read in conjunction with the combined financial statements and footnotes thereto included in ABC Radio Group’s audited financial statements for the year ended September 30, 2006.

These unaudited combined financial statements reflect the combination of The Walt Disney Company’s (together with its wholly or majority owned subsidiaries referred to as “Disney”) ABC Radio Network business, which produces and distributes a variety of news and news/talk radio programming formats, and ABC Radio Stations business, which includes 22 major market stations (collectively, the “Group”). These financial statements were prepared in contemplation of a disposal of certain radio assets of Disney and do not reflect the entire radio business of Disney.

Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements reflect the assets, liabilities, equity, revenues, expenses and cash flows related to the Group. All significant intra-group transactions have been eliminated. Amounts due to/from Disney have been classified as Group Equity. Also included within Group Equity are certain assets and liabilities that are administered by Disney. Certain overhead and general and administrative services are provided by Disney and the cost of these services has been allocated to the Group (see note 3) on various bases, which, in the opinion of management, are reasonable. Such amounts and balances are not necessarily indicative of what would have been incurred or recognized had the Group been operating as a separate business.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

Income Taxes

The Group is included in Disney’s consolidated tax return. The Group accounts for income taxes under the separate return method. Under this approach, the Group determines its tax liability and deferred tax assets and liabilities as if it were filing a separate tax return. Amounts owed for current period taxes are included in Group Equity.

2. Related Party Transactions

Treasury Related Activities

Disney manages most treasury activities on a centralized, consolidated basis. These activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and interest rate management. Disney has provided all necessary funding for the operations and investments of the Group

ABC RADIO GROUP

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS—(Continued)

since inception and such funding has been accounted for as capital contributions from Disney. Accordingly, no interest charge from Disney has been reflected in the accompanying combined financial statements. Surplus cash, transferred to Disney from time to time, has been accounted for as a return of capital.

Allocated General and Administrative Expenses

Allocated general and administrative (“G&A”) expenses included in the accompanying combined statements of income include charges for legal, accounting (tax and financial), treasury, tax planning and strategic planning services, risk management, information and telecommunications services, purchasing and material procurement, and corporate travel and compliance. These functions generally include all expenses of personnel employed in connection with such services and facilities, including payroll, payroll taxes and fringe benefit costs, overhead expenses directly related to such personnel and all materials used in connection with such services or facilities. Disney allocates the cost of these G&A services and facilities to the Group generally based on relevant utilization measures such as number of transactions, headcount and square footage. Where determinations based on utilization alone are impracticable, Disney uses other methods and criteria that are believed to be reasonable estimates of cost attributable to the Group. Total G&A allocated to the Group and recorded in allocated general and administrative expense was $5.0 million and $5.2 million during the three months ended December 30, 2006 and December 31, 2005, respectively.

Rent

Disney charges the Group rent for office and studio space based on an allocation that management believes to be reasonable. The Group recorded $ 1.1 million and $1.0 million within operating expenses during the three months ended December 30, 2006 and December 31, 2005, respectively.

Insurance Coverage

The Group is covered under Disney’s insurance policies or by Disney’s captive insurance company. Allocated insurance charges included in operating expenses totaled $0.2 million and $0.5 million during the three months ended December 30, 2006 and December 31, 2005, respectively.

Advertising Revenue with Disney

Disney purchases advertising spots from the Group at fair value rates through advertising agencies. Revenues recorded by the Group for advertising sold to Disney were $1.9 million and $2.1 million during the three months ended December 30, 2006 and December 31, 2005, respectively. The Group provides at no cost certain promotional services to Disney which consist primarily of advertising spots, on-air mentions, trip giveaways and celebrity interviews. Generally, airtime provided represents unsold airtime and the incremental cost to provide such advertising time is insignificant.

Programming Provided by Disney

Disney charges the Group for certain news programming. Amounts charged for these services are based on cost allocation methodologies that the Group’s management considers to be reasonable. Amounts charged to the Group for these services were $5.0 million and $5.1 million during the three months ended December 30, 2006 and December 31, 2005, respectively. These amounts are included within operating expenses.

Pension and Other Benefit Programs with Disney

Certain employees of the Group participate in Disney’s pension and postretirement medical benefit plans. Therefore, these plans are accounted for by the Group as multi-employer plans which require the Group to

ABC RADIO GROUP

NOTES TO UNAUDITED COMBINED FINANCIAL STATEMENTS—(Continued)

expense its annual contributions. The Group recorded pension and postretirement medical benefit plan expenses of $0.9 million within operating expenses during the three months ended December 31, 2005. There was no contribution for the three months ended December 30, 2006.

Additionally, the Group’s employees participate in a Disney savings and investment plan that allows eligible employees to contribute up to 10% of their salaries through payroll deductions. The Group matches 50% of the employee’s pre-tax contributions, up to plan limits. During the three months ended December 30, 2006 and December 31, 2005, the cost of this plan was $0.2 million and $0.3 million, respectively, which is reported in operating expenses.

Employees of the Group participate in Disney’s medical and other health and welfare plans. Disney allocates a portion of its medical plan costs to the Group based on the number of participants. The Group recorded $1.6 million and $1.8 million in operating expenses during the three months ended December 30, 2006 and December 31, 2005, respectively.

3. Equity Based Compensation

The impact of stock options and restricted stock units (RSUs) on net income are as follows (in thousands):

	Three Months Ended
	Dec. 30, 2006	Dec. 31, 2005
Stock option compensation expense	$1,140	$1,413
RSU compensation expense	1,136	939

Total equity based compensation expense	2,276	2,352
Tax impact	(920)	(950)

Reduction of net income, net of tax	$1,356	$1,402

The weighted average fair values of options at their grant date during the quarters ended December 30, 2006 and December 31, 2005, were $8.94 and $6.90, respectively.

4. Disney Disposition of the Group

On February 6, 2006, Disney and Citadel Broadcasting Corporation (Citadel) announced an agreement to merge the Group with Citadel. The merger is expected to occur after the Group is distributed through a spin-off to Disney shareholders (the Distribution). The agreement was subsequently amended on November 19, 2006. Under the amended terms, (i) Disney’s stockholders are expected to collectively hold approximately 57% of Citadel’s common stock post-merger, and (ii) Disney would retain between $1.10 billion and $1.35 billion in cash, depending upon the market price of Citadel’s common stock over a measurement period ending prior to the closing. This cash will be obtained from loan proceeds raised by the Group from third-party lenders prior to the Distribution. This debt will remain with the Group following the merger. If the market price of Citadel’s common stock over the measurement period were the same as Citadel’s stock price on February 2, 2007, it is estimated that the aggregate value of the retained cash and shares of Citadel common stock to be received by Disney stockholders would be approximately $2.6 billion. The amended agreement provides that the closing will occur no earlier than May 31, 2007, unless Citadel elects to close at an earlier date (after all conditions to closing have been satisfied or waived). The closing is also subject to regulatory approvals, and with certain exceptions either party may terminate the agreement if the closing does not occur by June 15, 2007.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders

of The Walt Disney Company

In our opinion, the accompanying combined balance sheets and the related combined statements of income, cash flows and group equity present fairly, in all material respects, the financial position of ABC Radio Group (the Group) at September 30, 2006 and October 1, 2005, and the results of its operations and its cash flows for the years ended September 30, 2006, October 1, 2005 and September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During the year ended October 1, 2005, the Group adopted SFAS No. 123R Share-Based Payment and began expensing share-based awards as of October 1, 2004. The Group also adopted EITF D-108 Use of the Residual Method to Value Acquired Assets Other Than Goodwill, changing to the “direct method” of valuing all FCC licenses.

PRICEWATERHOUSECOOPERS LLP

Los Angeles, California

December 6, 2006

ABC RADIO GROUP

COMBINED STATEMENTS OF INCOME

(in thousands)

	Year Ended
	Sept. 30, 2006	Oct. 1, 2005	Sept. 30, 2004
Revenues	$538,721	$571,890	$571,111
Operating expenses	(376,778)	(374,579)	(363,645)
Depreciation and amortization	(7,715)	(7,195)	(7,638)
Allocated general and administrative expenses	(23,070)	(19,198)	(16,111)

Income before cumulative effect of accounting change and income taxes	131,158	170,918	183,717
Income taxes	(52,877)	(68,976)	(74,098)

Income before cumulative effect of accounting change	78,281	101,942	109,619
Cumulative effect of accounting change	—	(1,291)	—

Net income	$78,281	$100,651	$109,619

See Notes to Combined Financial Statements

ABC RADIO GROUP

COMBINED BALANCE SHEETS

(in thousands)

	Sept. 30, 2006	Oct. 1, 2005
ASSETS
Current Assets
Cash	$850	$1,186
Receivables, less allowance of $5,635 and $6,019 at September 30, 2006 and October 1, 2005, respectively	110,449	117,527
Deferred income taxes	4,197	4,639
Prepaid expenses and other assets	14,282	16,314

Total current assets	129,778	139,666
Property and equipment
Buildings and improvements	11,333	10,987
Leasehold improvements	25,319	22,856
Equipment	86,194	83,214
Furniture and fixtures	14,261	13,172
Accumulated depreciation	(102,310)	(99,525)

	34,797	30,704
Projects in progress	6,225	9,615
Land	19,996	19,982

	61,018	60,301

FCC licenses	479,674	484,336
Goodwill	894,915	894,915
Other assets	3,695	4,740

Total Assets	$1,569,080	$1,583,958

LIABILITIES AND GROUP EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$17,675	$21,379
Other liabilities	2,468	4,026

Total current liabilities	20,143	25,405

Deferred income taxes	163,238	159,883
Other long-term liabilities	562	611
Commitments and contingencies (Note 5)
Group Equity	1,385,137	1,398,059

Total Liabilities and Group Equity	$1,569,080	$1,583,958

See Notes to Combined Financial Statements

ABC RADIO GROUP

COMBINED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	Sept. 30, 2006	Oct. 1, 2005	Sept. 30, 2004
OPERATING ACTIVITIES
Net income	$78,281	$100,651	$109,619

Depreciation and amortization	7,715	7,195	7,638
Cumulative effect of accounting change	—	1,291	—
Non-cash impairment charge of FCC licenses	4,662	—	—
Deferred income taxes	3,797	3,858	7,901
Gain on sale of equipment	—	(428)	—
Changes in assets and liabilities
Receivables	7,078	(2,939)	9,718
Prepaid expenses and other assets	3,077	5,255	4,589
Accounts payable and accrued liabilities	(3,704)	729	(4,812)
Other liabilities	(1,607)	(1,804)	(6,629)

Cash provided by operations	99,299	113,808	128,024

INVESTING ACTIVITIES
Capital expenditures	(8,432)	(9,055)	(6,038)
Dispositions of fixed assets	—	479	—

Cash used by investing activities	(8,432)	(8,576)	(6,038)

FINANCING ACTIVITIES
Cash distributions to Disney, net	(91,203)	(106,079)	(127,928)

Cash used by financing activities	(91,203)	(106,079)	(127,928)

Increase in cash	(336)	(847)	(5,942)
Cash, beginning of period	1,186	2,033	7,975

Cash, end of period	$850	$1,186	$2,033

See Notes to Combined Financial Statements

ABC RADIO GROUP

COMBINED STATEMENTS OF GROUP EQUITY

(in thousands)

BALANCE AT SEPTEMBER 30, 2003	$1,421,796
Cash distributions to Disney, net	(127,928)
Net income	109,619

BALANCE AT SEPTEMBER 30, 2004	1,403,487
Cash distributions to Disney, net	(106,079)
Net income	100,651

BALANCE AT OCTOBER 1, 2005	1,398,059
Cash distributions to Disney, net	(91,203)
Net income	78,281

BALANCE AT SEPTEMBER 30, 2006	$1,385,137

See Notes to Combined Financial Statements

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS

1. Description of the Business and Summary of Significant Accounting Policies

These combined financial statements reflect the combination of certain of The Walt Disney Company’s (together with its wholly or majority owned subsidiaries referred to as “Disney”) radio network and station operations (collectively, “the Group”). Specifically, the combined financial statements include 22 ABC Radio Stations and the ABC Radio Network. The ABC Radio Network, which as of September 30, 2006, provides programming to more than 4,000 affiliated radio stations, produces and distributes to affiliates a variety of programs and formats, including ABC News Radio, syndicated talk and music programs, and 24-hour music formats.

As discussed further in Note 6, these financial statements were prepared in contemplation of the disposal of the Group and do not reflect the entire radio business of Disney.

Summary of Significant Accounting Policies

Principles of Combination

The combined financial statements reflect the assets, liabilities, equity, revenues, expenses and cash flows related to the Group. All significant intra-group transactions have been eliminated. Amounts due to/from Disney have been classified as Group Equity. Also included within Group Equity are certain assets and liabilities that are administered by Disney. Certain overhead and general and administrative services are provided by Disney and the cost of these services has been allocated to the Group (see note 3) on various bases, which, in the opinion of management, are reasonable. Such amounts and balances are not necessarily indicative of what would have been incurred or recognized had the Group been operating as a separate business.

Accounting Changes

SFAS 123R

Certain employees of the Group participate in Disney’s various share based incentive plans under which stock options and restricted stock awards may be granted to key executives and management. In fiscal 2005, the Group adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, which revises SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). SFAS 123R requires that new, modified and unvested share-based payment transactions with employees, such as stock options and restricted stock, be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. The Group adopted SFAS 123R at the beginning of fiscal 2005. Fiscal years prior to 2005 have not been restated.

The impact of the adoption of SFAS 123R is as follows (in thousands):

	2006	2005
Stock option compensation expense	$5,335	$6,706
Reduction of net income, net of tax	3,185	3,997

Prior to fiscal 2005, employee stock options were accounted for under the intrinsic value method in accordance with APB 25 and its related interpretations, and were generally granted at market value. Accordingly, compensation expense for stock option awards was generally not recognized in the Combined Statements of Income. Had the Group used the fair value approach of SFAS 123 in 2004, pro forma net income would have been $104.2 million, reflecting the impact of $5.4 million of stock option expense, net of tax.

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

EITF D-108

In September 2004, the Emerging Issues Task Force (EITF) issued Topic No. D-108 Use of the Residual Method to Value Acquired Assets Other than Goodwill (EITF D- 108). EITF D-108 requires that a direct value method be used to value intangible assets acquired in business combinations completed after September 29, 2004. EITF D-108 also requires the Company to perform an impairment test using a direct value method on all intangible assets that were previously valued using the residual method. Any impairments arising from the initial application of a direct value method are reported as a cumulative effect of accounting change. The Group adopted EITF D-108 for the fiscal year ended October 1, 2005 and recorded a non-cash, $2.2 million pre-tax charge ($1.3 million after-tax) as a cumulative effect of accounting change.

SFAS 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. SFAS 157 is effective for financial statements issued for the Group’s 2009 fiscal year, although early adoption is permitted. The Group is currently assessing the potential effect of SFAS 157 on its financial statements.

Significant Accounting Policies

Revenue Recognition

Broadcast advertising revenues are recognized when commercials are aired. Revenues presented in the financial statements are reflected on a net basis after the deduction of advertising agency fees, usually at a rate of 15% of gross revenues.

Barter Transactions

The Group provides advertising time to third parties in exchange for advertising time or programming. The advertising or programming received is recorded as an asset and the corresponding obligation to broadcast advertising is recorded as deferred revenue based on the estimated fair value of the advertising. The assets are expensed as the programming or advertising services are used. Barter revenues are recognized as the related advertising is aired by the Group. Approximately $10.6 million, $9.8 million and $9.9 million was recorded as barter revenues and expenses during fiscal years 2006, 2005 and 2004, respectively.

Advertising Expense

Advertising costs are expensed as incurred. For fiscal years 2006, 2005 and 2004, the Group incurred advertising expense totaling $15.6 million, $14.3 million and $21.7 million, respectively.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the straight-line method based upon estimated useful lives as follows:

Buildings and improvements	40 years
Leasehold improvements	Life of lease or asset life, if shorter
Equipment	2 - 10 years
Furniture and fixtures	2 - 10 years

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

Goodwill and FCC Licenses

SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142) requires the Group to perform an annual impairment test for goodwill and FCC licenses. Goodwill is allocated to the Group’s two reporting units: owned and operated radio stations and the radio network. SFAS 142 requires the Group to compare the fair value of the reporting unit to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. Fair values for our reporting units are determined based on discounted cash flows.

The impairment test for FCC licenses requires the Group to compare the fair value of the FCC licenses to their carrying amounts. If the carrying amount of an FCC license exceeds its fair value, an impairment loss is recognized. During the fourth quarter of fiscal 2006, the Group completed its annual impairment tests of goodwill and FCC licenses, which indicated that two of the Group’s FCC licenses were impaired. Accordingly, the Group recorded a pre-tax impairment charge of $4.7 million relating to these licenses within operating expenses.

Fair Value of Financial Instruments

At September 30, 2006 and October 1, 2005, the Group’s financial instruments include cash, accounts receivable, accounts payable and accrued liabilities. The fair values of these financial instruments approximated their carrying values because of their short-term nature.

Credit Concentrations

The Group’s revenues and accounts receivable relate primarily to the sale of advertising within the radio stations’ and network’s broadcast areas. The Group’s credit risk is spread across a large number of customers, none of which account for a significant volume of revenue or outstanding receivables. Credit is extended based on an evaluation of the customer’s financial condition, and collateral is generally not required. Estimated credit losses are provided for in the financial statements.

Income Taxes

The Group is included in Disney’s consolidated tax return. The Group accounts for income taxes under the separate return method. Under this approach, the Group determines its tax liability and deferred tax assets and liabilities as if it were filing a separate tax return. Amounts owed for current period taxes are included in Group Equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

2. Income Taxes

	Year Ended
	2006	2005	2004
Income Tax Provision
Current
Federal	$39,562	$52,433	$53,302
State	9,571	12,685	12,895

	49,133	65,118	66,197

Deferred
Federal	3,015	3,107	6,362
State	729	751	1,539

	3,744	3,858	7,901

	$52,877	$68,976	$74,098

Reconciliation of Effective Income Tax Rate
Federal income tax rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	5.1	5.1	5.1
Other, net	0.2	0.3	0.2

	40.3%	40.4%	40.3%

	Sept. 30, 2006	Oct. 1, 2005
Components of Deferred Tax Assets and Liabilities
Deferred tax assets
Accrued liabilities	$(2,007)	$(2,318)
Receivables allowances and other	(2,418)	(2,566)
Equity based compensation	(2,152)	(4,307)

Total deferred tax assets	(6,577)	(9,191)

Deferred tax liabilities
Depreciable property and intangibles	165,618	164,435

Total deferred tax liabilities	165,618	164,435

Net deferred tax liability	$159,041	$155,244

3. Related Party Transactions

Treasury Related Activities

Disney manages most treasury activities on a centralized, consolidated basis. These activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt, and interest rate management. Disney has provided all necessary funding for the operations and investments of the Group since inception and such funding has been accounted for as capital contributions from Disney. Accordingly, no interest charge from Disney has been reflected in the accompanying combined financial statements. Surplus cash, transferred to Disney from time to time, has been accounted for as a return of capital.

Allocated General and Administrative Expenses

Allocated general and administrative (“G&A”) expenses included in the accompanying combined statements of income include charges for legal, accounting (tax and financial), treasury, tax planning and

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

strategic planning services, risk management, information and telecommunications services, purchasing and material procurement, and corporate travel and compliance. These functions generally include all costs of personnel employed in connection with such services and facilities, including payroll, payroll taxes and fringe benefit costs, overhead expenses directly related to such personnel and all materials used in connection with such services or facilities. Disney allocates the cost of these G&A services and facilities to the Group generally based on relevant utilization measures such as number of transactions, headcount and square footage. Where determinations based on utilization are impracticable, Disney uses other methods and criteria that are believed to be reasonable estimates of cost attributable to the Group. Total G&A allocated to the Group and included in allocated general and administrative expense was $23.1 million, $19.2 million and $16.1 million during the fiscal years 2006, 2005 and 2004, respectively.

Rent

Disney charges the Group rent for office and studio space based on an allocation that management believes to be reasonable. The Group included $4.0 million, $3.1 million and $3.0 million within operating expenses for these costs for fiscal years 2006, 2005 and 2004, respectively.

Insurance Coverage

The Group is covered under Disney’s insurance policies or by Disney’s captive insurance company. Allocated insurance charges included in operating expenses totaled $1.6 million, $1.7 million and $2.1 million for fiscal years 2006, 2005 and 2004, respectively.

Advertising Revenue with Disney

Disney purchases advertising spots from the Group at fair value rates through advertising agencies. Revenues recognized by the Group for advertising sold to Disney were $7.5 million, $7.9 million and $8.3 million during the fiscal years 2006, 2005 and 2004, respectively. The Group provides at no cost certain promotional services to Disney which consist primarily of advertising spots, on-air mentions, trip giveaways and celebrity interviews. Generally, airtime provided represents unsold airtime and the incremental cost to provide such advertising time is insignificant.

Programming Provided by Disney

Disney charges the Group for certain news programming. Amounts charged for these services are based on cost allocation methodologies that the Group’s management considers to be reasonable. Amounts charged to the Group for these services were $20.1 million, $20.7 million and $20.5 million during the fiscal years 2006, 2005 and 2004, respectively. These amounts are included within operating expenses.

Pension and Other Benefit Programs with Disney

Certain employees of the Group participate in Disney’s pension and postretirement medical benefit plans. Therefore, these plans are accounted for by the Group as multi-employer plans which require the Group to expense its annual contributions. The Group recognized pension and postretirement medical benefit plan expenses of $3.6 million and $3.5 million within operating expenses during the fiscal years 2006 and 2005, respectively. There were no contributions during fiscal year 2004.

Additionally, the Group’s employees participate in a Disney savings and investment plan that allows eligible employees to contribute up to 10% of their salaries through payroll deductions. The Group matches 50%

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

of the employee’s pre-tax contributions, up to plan limits. For fiscal years 2006, 2005 and 2004, the cost of this plan was $1.6 million, $1.4 million and $1.2 million, respectively, which is reported in operating expenses.

Employees of the Group participate in Disney’s medical and other health and welfare plans. Disney allocates a portion of its medical plan costs to the Group based on the number of participants. The Group recognized $6.9 million, $6.6 million and $6.6 million in operating expenses during the fiscal years 2006, 2005 and 2004, respectively.

4. Equity Based Compensation

Certain employees of the Group participate in Disney’s various equity based incentive plans under which stock options and restricted stock units (RSU’s) may be granted to key executives and management of the Group. Effective in January 2003, options granted for Disney common stock generally vest ratably over a four-year period from the grant date, while options granted prior to January 2003 generally vest over a five-year period from the grant date. Effective with grants made in the second quarter of 2005, the term of these option lives has generally been reduced to seven years instead of ten years as historically granted.

Each year during the second quarter, Disney awards stock options and restricted stock units to a broad-based group of management and creative personnel (the Annual Grant). Prior to the fiscal 2006 Annual Grant, the fair value of options granted was estimated on the grant date using the Black-Scholes option pricing model. Beginning with the fiscal 2006 Annual Grant, the Group has changed to the binomial valuation model. The binomial valuation model considers certain characteristics of fair value option pricing that are not considered under the Black-Scholes model. Similar to the Black-Scholes model, the binomial valuation model takes into account variables such as volatility, dividend yield, and the risk free interest rate. However, the binomial valuation model also considers the expected exercise multiple (the multiple of exercise price to grant price at which exercises are expected to occur on average) and the termination rate (the probability of a vested option being cancelled due to the termination of the option holder) in computing the value of the option. Accordingly, the Group believes that the binomial valuation model should produce a fair value that is more representative of the value of an employee option.

The weighted average grant-date fair values of Disney stock options granted during 2006, 2005, and 2004 were $7.13, $7.67 and $9.91, respectively. The weighted average assumptions used in the option-pricing models were as follows:

	2006(1)	2005(2)	2004(2)
Risk-free interest rate	4.3%	3.7%	3.5%
Years until exercise	5.09	4.75	6.00
Volatility	26%	27%	40%
Dividend yield	0.79%	0.79%	0.85%
Termination rate	4.00%	n/a	n/a
Exercise multiple	1.48	n/a	n/a

(1)	Commencing with the 2006 Annual Grant, the Group utilized the binomial valuation model.
(2)	The Group utilized the Black-Scholes model during fiscal 2005 and 2004.

Although the initial fair value of stock options is not adjusted after the grant date, changes in these assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions that cause the greatest variation in fair value in the binomial valuation model are the expected volatility and exercise multiple. Increases or decreases in either the expected volatility or expected exercise multiple will cause the binomial option value to increase or decrease, respectively.

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

The volatility assumption for fiscal 2006 and 2005 considers both historical and implied volatility and may be impacted by Disney’s performance as well as changes in economic and market conditions. Volatility for fiscal 2004 was estimated based upon historical share-price volatility.

Compensation expense for RSUs and stock options is recognized ratably over the vesting period. Compensation expense for RSUs is based upon the market price of the shares underlying the awards on the grant date; however, compensation expense for performance-based awards is adjusted to reflect the estimated probability of vesting.

The following table summarizes information about stock options for Disney common stock held by the Group employees:

	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	5,152,766	$26.72	5,817,061	$26.15	5,418,191	$26.23
Awards canceled	(294,930)	28.41	(384,435)	28.85	(207,669)	26.37
Awards granted	480,600	24.96	553,100	28.04	753,370	24.61
Awards exercised	(1,013,532)	21.56	(602,360)	21.49	(146,831)	20.73
Awards transferred, net	—	—	(230,600)	25.68	—	—

Outstanding at period end	4,324,904	$27.62	5,152,766	$26.72	5,817,061	$26.15

Exercisable at period end	2,918,681	$29.12	3,327,773	$28.10	3,255,992	$28.06

The following table summarizes information about outstanding stock options for Disney common stock held by the Group employees at September 30, 2006:

	Outstanding			Exercisable
Range of Exercise prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise price	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise price
$16–$20	259,575	6.3	$17.15	111,350	6.3	$17.14
$21–$25	1,530,628	7.1	23.72	640,285	6.0	22.99
$26–$30	800,920	5.7	27.80	433,265	3.6	27.61
$31–$35	1,614,193	3.5	31.80	1,614,193	3.5	31.80
$36–$40	115,000	3.3	39.27	115,000	3.3	39.27
$41–$230	4,588	3.2	122.05	4,588	3.2	122.05

	4,324,904			2,918,681

The aggregate intrinsic values of stock options outstanding and stock options exercisable at September 30, 2006 were $18.1 million and $8.8 million, respectively.

During fiscal years 2006, 2005 and 2004, Disney granted 265,000, 244,000 and 165,000 restricted stock units (RSUs), respectively, to Group employees, for which the Group recorded compensation expense of $3.6 million, $3.1 million and $1.4 million, respectively, within operating expenses. Of the units granted during fiscal

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

year 2005, 20,000 vest upon the achievement of certain performance conditions. None of the other units have performance conditions and generally vest 50% two years from grant date and 50% four years from the grant date. Units are forfeited if the employee ceases employment prior to vesting. At September 30, 2006, 545,000 restricted stock units were outstanding.

As of September 30, 2006 there was $6.0 million of unrecognized compensation cost related to unvested stock options and $6.7 million related to unvested RSUs. Disney satisfies stock option and restricted stock unit exercises with newly issued shares.

5. Commitments and Contingencies

Commitments

The legal entities within the Group have entered into various operating leases for office and studio space, broadcast towers, and transmitter facilities. Rent expense, including common-area maintenance and contingent rentals, recognized under these operating leases during fiscal years 2006, 2005 and 2004, was $14.1 million, $12.4 million and $11.5 million, respectively. Rent expense includes rent charged by Disney to the Group (see note 3).

Contractual commitments, primarily broadcast programming rights and future minimum lease payments under non-cancelable operating leases totaled $333.2 million at September 30, 2006 and are payable as follows (in thousands):

	Broadcast Programming	Operating Leases	Total
2007	$87,411	$11,282	$98,693
2008	69,978	11,320	81,298
2009	53,937	10,276	64,213
2010	26,339	9,010	35,349
2011	14,163	8,113	22,276
Thereafter	11,002	20,374	31,376

			$333,205

As of September 30, 2006, the Group had $23.8 million of commitments under long-term network affiliation agreements that require payments through 2011.

Contingencies

The Group is a defendant or co-defendant in various legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not expect a material impact to its results of operations, financial position or cash flows by reason of these actions.

6. Disney Disposition of the Group

On February 6, 2006, Disney and Citadel Broadcasting Corporation (Citadel) announced an agreement to merge the Group with a wholly-owned subsidiary of Citadel (the “Merger”). The Merger is to occur after the Group is distributed to Disney shareholders (the “Distribution”). This agreement was subsequently amended on November 19, 2006. Under the amended terms, (i) Disney’s stockholders are expected to collectively hold approximately 57% of Citadel’s common stock post-merger and (ii) Disney would retain between $1.10 billion

ABC RADIO GROUP

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

and $1.35 billion in cash, depending upon the market price of Citadel’s common stock over a measurement period ending prior to the closing. The cash will be obtained from debt raised by the Group from third party lenders prior to the Distribution. This debt will remain with the Group following the Merger. Based on Citadel’s stock price on December 6, 2006, it is estimated that the aggregate value of retained cash and Citadel common stock to be received by Disney shareholders would be approximately $2.5 billion. The amended agreement provides that the closing will occur no earlier than May 31, 2007, subject to regulatory approvals and unless Citadel elects to close at an earlier date, and that either Citadel or Disney may terminate the agreement if the closing does not occur by June 15, 2007.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

THE WALT DISNEY COMPANY,

ABC CHICAGO FM RADIO, INC.,

CITADEL BROADCASTING CORPORATION

and

ALPHABET ACQUISITION CORP.

Dated as of February 6, 2006

A-1

A-i

A-ii

EXHIBITS AND SCHEDULES

Exhibit A	Form of Separation Agreement
Exhibit B	Form of Affiliate Agreement
Exhibit C	Form of FIRPTA Certificate
Exhibit D	Form of ABC News Production/Distribution Agreement
Exhibit E	Form of Satellite/DARS License Agreement
Exhibit F	Form of Radio Disney Services Agreement
Exhibit G	Form of ESPN Radio Services Agreement
Exhibit H	Form of Lease Agreements and Term Sheets
Exhibit I	Form of Engineering Services Agreement
Exhibit J	Form of ESPN Radio Network Sales Representation Agreement
Exhibit K	Form of Radio Disney Stations’ Sales Representation Agreement
Exhibit L	Form of Trademark License Agreement (Network)
Exhibit M	Form of Trademark License Agreement (Station)

TWDC/Spinco Disclosure Schedules

Company Disclosure Schedules

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 6, 2006 (this “Agreement”), is entered into by and among The Walt Disney Company, a Delaware corporation (“TWDC”), ABC Chicago FM Radio, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of TWDC (“Spinco”), Citadel Broadcasting Corporation, a Delaware corporation (“Company”) and Alphabet Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Company (“Merger Sub” and, together with TWDC, Spinco and Company, the “Parties” and each, a “Party”).

W I T N E S S E T H

WHEREAS, TWDC indirectly through its Subsidiaries is engaged in the Business;

WHEREAS, prior to the Effective Time on the Closing Date, TWDC shall, pursuant to the Separation Agreement, separate the Business from TWDC, transfer the Business to Spinco and distribute the stock of Spinco to the stockholders of TWDC;

WHEREAS, the TWDC Board of Directors, the Spinco Board of Directors, the Company Board of Directors and the Merger Sub Board of Directors have each approved and declared advisable, and in the best interests of their respective companies and stockholders, the Merger, and accordingly have agreed to effect the Merger upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, it is the intention of the Parties that, for U.S. federal income tax purposes, (i) the transactions undertaken in connection with the Separation will qualify as tax-free transactions under Sections 332, 351, 355, 361, 368 and other applicable provisions of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) this Agreement and the Separation Agreement together are a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (the “Principal Stockholders”), TWDC and Spinco are entering into an agreement (the “Support Agreement”) pursuant to which the Principal Stockholders agree to take certain actions in furtherance of the Merger and are each concurrently therewith executing and delivering written consents in accordance with Section 228 of the DGCL (the “Principal Stockholders Written Consent”) pursuant to which the record holders of Company Common Stock beneficially owned by the Principal Stockholders will consent to the necessary actions required pursuant to this Agreement without a meeting, without prior notice and without a vote.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1 Defined Terms. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“ABC News Production/Distribution Agreement” shall mean the ABC News Production/Distribution Agreement in substantially the form attached hereto as Exhibit D.

“Action” shall mean any action, claim, charge, grievance, complaint, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought or heard by or before any Governmental Authority.

“Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Ancillary Agreements” shall mean, collectively, (a) the Separation Agreement, (b) the Support Agreement, (c) the Tax Sharing Agreement, (d) the ABC News Production/Distribution Agreement, (e) the Satellite/DARS License Agreement, (f) the Radio Disney Services Agreement, (g) the ESPN Radio Services Agreement, (h) the Lease Agreements, (i) the Engineering Services Agreement, (j) the ESPN Radio Network Sales Representation Agreement, (k) Radio Disney Stations’ Sales Representation Agreement, (l) the Trademark License Agreement (Network), (m) the Trademark License Agreement (Station) and (n) all other documents required to be delivered on the Closing Date by any party pursuant to this Agreement.

“Base Dividend” shall mean the difference, if positive, of (a) $12.68 minus (b) the Post-Dividend Company Price.

“Benefit Plans” shall have the meaning set forth in Section 4.16(a).

“Business” shall have the meaning set forth in the Separation Agreement.

“Business Assets” shall have the meaning set forth in the Separation Agreement.

“Business Benefit Plans” shall have the meaning set forth in Section 4.16(a) hereof.

“Business Day” shall mean any day, other than a Saturday, Sunday or one on which banks are authorized by Law to close in New York, New York.

“Business Employee” shall mean, except for those individuals specified on Section 1.1 (Excluded Employees) of the TWDC/Spinco Disclosure Schedules, any individual who is engaged primarily in the conduct of the Business and is an employee with respect to the Business immediately prior to the Effective Time (including employees who are not actively at work by reason of illness, vacation, leave of absence or disability) and who becomes an employee of any Spinco Entity at the Effective Time; provided, however that any Business Employee who is receiving or entitled to receive long-term disability benefits under any Business Benefit Plan on or prior to the Effective Time shall become or remain the sole responsibility of TWDC and shall not be considered a Business Employee for any purpose hereunder until such time as such individual returns to employment or is entitled to return to employment with a Spinco Entity.

“Business Intellectual Property” shall mean the Intellectual Property used or held for use in the Business as currently conducted and material to the Business.

“Business Liabilities” shall have the meaning set forth in the Separation Agreement.

“Business Material Adverse Effect” shall mean any effect, change or circumstance that is materially adverse to the Business, the Spinco Entities, TWDC or any of TWDC’s Subsidiaries with respect to the Business, or the financial condition, operations or results of operations of the Business, taken as a whole, or the ability of TWDC or Spinco to consummate the Transactions and to perform their obligations under this Agreement and the Ancillary Agreements; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a Business Material Adverse Effect: (a) any adverse effect, change or circumstance arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to the Business, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in any Laws, (vi) the negotiation, execution, delivery, public announcement or the pendency of this Agreement, the Ancillary Agreements or the Transactions, (vii) the loss of the services of any Business Employee by reason of resignation, retirement, death or permanent disability (except to the extent that any Key Business Employee is hired by TWDC or any of its Subsidiaries (other than any Spinco Entity) after the date hereof but prior to the Effective Time); or (viii) the taking of any action required by this Agreement or the Ancillary Agreements in connection with the Transactions; and (b) any adverse effect, change, circumstance or effect on the Business that is cured by TWDC or Spinco before the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 8.1 hereof.

“Business Material Contracts” shall have the meaning set forth in Section 4.19(a) hereof.

“Certificate of Merger” shall have the meaning set forth in Section 2.4 hereof.

“Closing Date” shall have the meaning set forth in Section 2.3 hereof.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Communications Act” shall mean the U.S. Communications Act of 1934, as amended, and any regulations promulgated thereunder.

“Company” shall have the meaning set forth in the preamble hereof.

“Company Acquisition Proposal” shall mean, other than in connection with the Merger or as otherwise specifically contemplated by this Agreement, any proposal relating to (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving Company or Subsidiaries representing a material portion of Company’s business, other than the Merger; (b) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of Company or any of its Subsidiaries constituting 15% or more of the consolidated assets of Company or accounting for 15% or more of the consolidated revenues of Company; (c) any tender offer, exchange offer or similar transaction or series of related transactions made by any Person involving Company Common Stock or the common stock of any of Company’s Subsidiaries constituting 15% or more of the shares of Company Common Stock or the common stock of any of Company’s Subsidiaries outstanding as of the date thereof; (d) the acquisition by any Person (other than TWDC or any of its Affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) or the formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of more than 15% of the shares of Company Common Stock or the common stock of any Company’s Subsidiaries outstanding as of the date thereof or (e) any other substantially similar transaction.

“Company Adverse Impact” shall have the meaning set forth in Section 6.8(d)(iii) hereof.

“Company Average Stock Price” shall mean the average of the per share closing prices of Company Common Stock on the NYSE during the Pricing Period.

“Company Benefit Plans” shall mean each material “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other material employee benefit, pension, profit-sharing, savings, deferred compensation, bonus, incentive, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs and arrangements, whether or not subject to ERISA (i) sponsored, maintained or contributed to or required to be contributed to by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party and (ii) in which any current or former Company Employee or current director or consultant is a participant.

“Company Board of Directors” shall mean the board of directors of Company.

“Company Common Stock” shall mean the common stock of Company, par value $0.01 per share.

“Company Convertible Notes” shall mean the 1.875% convertible subordinated debentures of Company due 2011 issued pursuant to the indenture between Company and The Bank of New York, as trustee, dated as of February 18, 2004.

“Company Diluted Shares Outstanding” shall mean the sum of (a) the Company Shares Outstanding plus (b) the maximum number of shares of Company Common Stock issuable under (i) restricted stock units of Company and (ii) Company Options or any other securities exercisable for, convertible into or exchangeable for shares of Company Common Stock (in each case whether vested or unvested) owned (whether beneficially or of record) by Farid Suleman and Forstmann Little & Co. and their respective Affiliates, or any relations by blood or marriage of any of them or family limited partnerships, trusts or foundations having received such Company Options or securities from any of them, in any case on the Spinco Funding Date plus (c) to the extent that a Counting Determination has not been received by TWDC, the maximum number of shares of Company Common Stock issuable upon conversion of the Company Convertible Notes, in the case of this clause (c) determined (i) in the case of a split-off, the Business Day immediately prior to the date of commencement of an exchange offer by TWDC in respect of the split off or (ii) in the case of a spin-off, on the Spinco Funding Date, but after giving effect, in the case of each of clauses (a), (b) and (c) above, to any adjustments in the number of shares of Company Common Stock resulting from the transactions contemplated by this Agreement, including the Special Dividend; provided, that in accordance with Section 2.3 hereof, all references to “on the Spinco Funding Date” contained in this definition shall be replaced with references to “immediately prior to the Effective Time” and any Company Options attempted to be exercised between the Spinco Funding Date and the Effective Time as provided in Section 3.3(a)(ii) hereof shall be counted in the calculations Company Diluted Shares Outstanding.

“Company Disclosure Schedules” shall mean the disclosure schedules delivered by Company to TWDC concurrently herewith.

“Company Employee” shall mean any individual who is an employee of Company (including employees who are not actively at work on such date by reason of illness, vacation, leave of absence or short-term disability), immediately prior to the Effective Time.

“Company Equity Interests” shall have the meaning set forth in Section 5.5(a) hereof.

“Company Equity Plan” shall mean Company’s Amended and Restated 2002 Long-Term Incentive Plan.

“Company FCC Licenses” shall have the meaning set forth in Section 5.11(a) hereof.

“Company Intellectual Property” shall have the meaning set forth in Section 5.16(a) hereof.

“Company Licensed Facilities” shall have the meaning set forth in Section 5.11(a) hereof.

“Company LMA Facilities” shall have the meaning set forth in Section 5.11(b) hereof.

“Company LMA FCC Licenses” shall have the meaning set forth in Section 5.11(b) hereof.

“Company Material Adverse Effect” shall mean any effect, change or circumstance that is materially adverse to Company, its Subsidiaries or the financial condition, operations or results of operations of Company, taken as a whole, or the ability of Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a Company Material Adverse Effect: (a) any adverse effect, change or circumstance arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to Company, (ii) national or international political or social conditions, including the engagement by the U.S. in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the U.S., or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the U.S., (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) changes in any Laws, (vi) the negotiation, execution, delivery, public announcement or the pendency of this Agreement, the Ancillary Agreements or the Transactions or (vii) the taking of any action required by this Agreement or the Ancillary Agreements in connection with the Merger; and (b) any adverse effect, change, circumstance or effect on Company that is cured by Company before the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 8.1 hereof.

“Company Material Contracts” shall have the meaning set forth in Section 5.17(a) hereof.

“Company Options” shall mean each option to acquire shares of Company Common Stock.

“Company Preferred Stock” shall have the meaning set forth in Section 5.5(a) hereof.

“Company Radio Stations” shall have the meaning set forth in Section 5.11(a) hereof.

“Company SEC Documents” shall have the meaning set forth in Section 5.4(a) hereof.

“Company Securities” shall mean, collectively, all outstanding (a) shares of capital stock or voting securities of Company, (b) securities of Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Company or (c) options or other rights to acquire from Company or any of its Subsidiaries, or other obligations of Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Company.

“Company Shares Outstanding” shall mean the aggregate number of shares of Company Common Stock outstanding (including shares of restricted Common Stock whether vested or unvested) on the Spinco Funding Date; provided, that in accordance with Section 2.3 hereof, the reference to “on the Spinco Funding Date” contained in this definition shall be replaced with a reference to “immediately prior to the Effective Time”.

“Company Stockholder Approval” shall have the meaning set forth in Section 5.18(b) hereof.

“Company Stockholder Meeting” shall have the meaning set forth in Section 6.3(b) hereof.

“Company Stockholders” shall mean the holders of Company Common Stock.

“Company Tax Opinion” shall have the meaning set forth in Section 7.3(d) hereof.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated as of May 5, 2005, by and between TWDC and Company, as amended.

“Contract” shall mean any written or oral agreement, arrangement, authorization, sale order, purchase order, open bid, commitment, contract, indenture, mortgage, note, instrument, evidence of indebtedness, real estate or other lease, loan, license, obligation, restriction, memorandum of understanding, letter of intent, covenant, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, in each case, whether express or implied, including all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Counting Determination” shall mean a determination by the IRS in the IRS Rulings to the effect that, for purposes of Section 355(e) of the Code, there will be no net increase in the number of shares of stock of Spinco (or Company as a successor to Spinco) acquired pursuant to a plan, within the meaning of Section 355(e) of the Code, on (i) the conversion of a Company Convertible Note into shares of Company Common Stock and (ii) the simultaneous redemption by Company of an equal number of shares of Company Common Stock held by a partnership or other entity that is affiliated with or advised by Forstmann Little & Co.

“Delayed Transfer Assets” shall have the meaning set forth in the Separation Agreement.

“DGCL” shall have the meaning set forth in the recitals hereof.

“Distribution” shall have the meaning set forth in the Separation Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“Effective Time” shall have the meaning set forth in Section 2.4 hereof.

“Encumbrances” shall mean all liens, security interests, pledges, mortgages, deeds of trusts, charges, options, encumbrances or other restrictions, including restrictions on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, and all other similar rights of third parties, of any kind or nature.

“Engineering Services Agreement” shall mean the Engineering Services Agreement in substantially the form attached hereto as Exhibit I.

“Environmental Claims” shall mean any claim, action, notice, letter, demand or request for information (in each case in writing) by any Person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Law or the release, emission, discharge, presence or disposal of any Hazardous Material at any location.

“Environmental Law” shall mean any Law or Order relating to pollution or the protection, cleanup or restoration of the environment, or to human health, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act and the Federal Toxic Substances Control Act, in each case as in effect on or prior to the date hereof.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“ESPN Radio Services Agreement” shall mean the ESPN Radio Services Agreement in substantially the form attached hereto as Exhibit G.

“ESPN Radio Network Sales Representation Agreement” shall mean the ESPN Radio Network Sales Representation Agreement in substantially the form attached hereto as Exhibit J.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.2(a) hereof.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a) hereof.

“Exchange Ratio” shall have the meaning set forth in Section 3.1(a)(i) hereof.

“Excluded Assets” shall have the meaning set forth in the Separation Agreement.

“FCC” shall mean the U.S. Federal Communications Commission or any successor agency thereto.

“FCC Applications” shall have the meaning set forth in Section 6.8(b)(i) hereof.

“FCC Consent” shall mean an action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the FCC Applications.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” shall mean generally accepted accounting principles of the United States, as in effect from time to time.

“go.com Common Stock” shall have the meaning set forth in Section 4.5(a) hereof.

“Governmental Authority” shall mean any of the DOJ, the FCC, the FTC, the SEC and any other Federal, state, county, local, provincial, municipal or other U.S. or foreign governments or governmental or regulatory or legislative agencies, authorities (including Taxing, antitrust or competition and self-regulatory authorities), instrumentalities, commissions, departments, boards, bureaus, bodies or other governmental or quasi-governmental entities having competent jurisdiction over any Party, any of their respective Subsidiaries, and any other tribunal, court, judicial or quasi-judicial agency, administrative agency, mediator or arbitrator of competent jurisdiction.

“Hazardous Material” shall mean chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, PCBs, and any other chemicals, pollutants, substances or wastes, in each case regulated, or that could result in liability, under Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” shall have the meaning set forth in the Separation Agreement.

“Information Statement/Prospectus” shall mean the information statement/prospectus of Company and the information statement of TWDC to be distributed to Company Stockholders and TWDC Stockholders in connection with the Transactions, including any preliminary information statement/prospectus or definitive information statement/prospectus filed with the SEC in accordance with the terms and provisions of this Agreement. The Information Statement/Prospectus shall constitute a part of the Registration Statement.

“Infringes” shall have the meaning set forth in Section 4.18(c) hereof.

“Intellectual Property” shall mean, collectively, all U.S. and foreign issued, registered, unregistered and pending: (a) utility and design patents, registered designs and invention disclosures, patent applications, divisionals, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions and the like, and any provisional applications of any such patents or patent applications ; (b) copyrightable works and copyright registrations and applications therefor , including those relating to radio programming, jingles, Internet web sites, web pages and related items, marketing and promotional materials, computer software, data files, source and object codes, user interfaces, manuals and other specifications and documentation and all know-how relating thereto (and all other intellectual property and proprietary rights incorporated in any of the foregoing); (c) trademarks, service marks, assumed, brand, corporate, d/b/a, service and trade names, Internet domain names, logos and business symbols, call letters, slogans, trade dress and other source indicators and all registrations and applications therefor and renewals thereof and all goodwill associated therewith; (d) trade secrets, improvements, know-how, data, processes, methods, inventions (whether or not patentable or reduced to practice) and other proprietary rights or confidential business information, including technical and scientific know-how, inventions, discoveries, developments, processes, formulas, methods, practices, techniques, procedures, designs, drawings, assembly procedures, computer programs, apparatuses, plans, specifications, technology, and related improvements and know-how, whether or not copyrightable, patentable or reduced to practice; and (e) other intellectual property and rights of publicity.

“Intended Tax Consequences” means the Tax consequences set forth in the Recitals hereof and nonrecognition treatment to the TWDC Stockholders (except for cash received in lieu of fractional shares) and the Company Stockholders.

“IRS” shall mean the U.S. Internal Revenue Service.

“IRS Rulings” shall have the meaning set forth in Section 6.8(d)(i) hereof.

“IRS Submissions” shall have the meaning set forth in Section 6.8(d)(ii) hereof.

“Key Business Employees” shall mean those Business Employees set forth on Section 1.1 (Key Business Employees) of the TWDC/Spinco Disclosure Schedules.

“Knowledge” shall mean (i) with respect to the TWDC Entities and the Spinco Entities, the actual knowledge of the persons listed on Section 1.1 (Knowledge) of the TWDC/Spinco Disclosure Schedules and (ii) with respect to Company and its Subsidiaries, the actual knowledge of the persons listed on Section 1.1 (Knowledge) of the Company Disclosure Schedules, in each case after due inquiry.

“Law” shall mean any federal, state, county, local, provincial, municipal or other U.S. or foreign constitution, code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, plan, or statute applicable to a Person or its assets, liabilities, or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Lease Agreements” shall mean the lease agreements in substantially the form attached hereto as Exhibit H and definitive agreements reflecting the terms set forth in the term sheets attached hereto as Exhibit H.

“License” shall mean any license, ordinance, authorization, permit, certificate, right, easement, variance, exemption, consent, franchise or approval from any Governmental Authority, domestic or foreign.

“Maximum Spinco Debt” shall have the meaning set forth in the Separation Agreement.

“Merger” shall have the meaning set forth in Section 2.2(b) hereof.

“Merger Sub” shall have the meaning set forth in the preamble hereof.

“Merger Sub Board of Directors” shall mean the board of directors of Merger Sub.

“Merger Sub Common Stock” shall have the meaning set forth in Section 2.2(a) hereof.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Opinion of Counsel” shall mean a “will” opinion of Dewey Ballantine LLP that is in form and substance reasonably satisfactory to TWDC.

“Option Ratio” shall mean the quotient determined by dividing (a) the average of the daily closing prices per share of TWDC Common Stock on the NYSE, as reported in The Wall Street Journal, for the 10 consecutive trading days immediately preceding the Closing Date by (b) the average of the daily closing prices per share of Company Common Stock on the NYSE, as reported in The Wall Street Journal, for the 10 consecutive trading days immediately following the Closing Date.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, restriction, charge or writ of any Governmental Authority, whether temporary, preliminary or permanent.

“Party” and “Parties” shall have the meanings set forth in the preamble hereof.

“Per-Share Special Dividend” shall mean the quotient of (a) the Special Dividend divided by (b) the Company Shares Outstanding.

“Person” shall mean any natural person, firm, individual, business trust, trust, association, corporation, partnership, limited liability company, joint venture, company, unincorporated entity or Governmental Authority.

“Post-Dividend Company Price” shall mean the quotient of (a) $1,300,000,000 divided by (b) the Spinco Shares; provided, however, that notwithstanding any exercise by TWDC of its option set forth in the proviso of the definition of Spinco Shares, for purposes of this definition, Spinco Shares shall be calculated as if such option were not exercised (i.e., using 0.48 in clause (a)(ii) of the definition of Spinco Shares).

“Pricing Period” shall mean the period of 10 consecutive trading days ending on (and including) the date that is one trading day prior to the Spinco Funding Date.

“Principal Stockholders” shall have the meaning set forth in the recitals hereof.

“Principal Stockholders Written Consent” shall have the meaning set forth in the recitals hereof.

“Radio Disney Services Agreement” shall mean the Radio Disney Services Agreement in substantially the form attached hereto as Exhibit F.

“Radio Disney Stations’ Sales Representation Agreement” shall mean the Radio Disney Stations’ Sales Representation Agreement in substantially the form attached hereto as Exhibit K.

“Redactable Information” shall have the meaning set forth in Section 6.8(d)(ii) hereof.

“Registration Statement” shall mean the registration statement on Form S-4 to be filed by Company with the SEC in connection with the issuance of shares of Company Common Stock in the Merger (as amended and supplemented from time to time).

“Renewal Application” shall have the meaning set forth in Section 6.8(b)(iv) hereof.

“Renewal Station” shall have the meaning set forth in Section 6.8(b)(iv) hereof.

“Representations” shall have the meaning set forth in Section 6.8(d)(i) hereof.

“Restructuring” shall have the meaning set forth in the Separation Agreement.

“Return” shall mean any return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“RMT Debt Adjustment” shall mean:

(a) at any Company Average Stock Price that would not result in the Value Deficit or Value Surplus exceeding $250,000,000 (disregarding the limitation included in each such definition), an amount equal to the product of (i) the difference of the Company Average Stock Price minus the Base Dividend and (ii) the increase in the number of Spinco Shares resulting from the exercise by Spinco of the Spinco Shares Election over the number of Spinco Shares that would have existed absent the Spinco Shares Election (the “Spinco Shares Increase”);

(b) at any Company Average Stock Price that would result in the Value Deficit exceeding $250,000,000 (disregarding the limitation included in the definition), an amount equal to the product of (i) the difference between (A) the Company Average Stock Price that would result in the Value Deficit being equal to $250,000,000 (taking into account the Spinco Shares Election) minus (B) the Base Dividend and (ii) the Spinco Shares Increase; and

(c) at any Company Average Stock Price that would result in the Value Surplus exceeding $250,000,000 (disregarding the limitation included in such definition), an amount equal to the product of (i) the difference of (A) the Company Average Stock Price that would result in the Value Surplus being equal to $250,000,000 (taking into account the Spinco Shares Election) minus (B) the Base Dividend and (ii) the Spinco Shares Increase.

“Rule 145 Affiliate” shall have the meaning set forth in Section 6.11 hereof.

“Satellite/DARS License Agreement” shall mean the Satellite/DARS License Agreement in substantially the form attached hereto as Exhibit E.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Separation” shall have the meaning set forth in the Separation Agreement.

“Separation Agreement” shall mean the Separation Agreement by and between TWDC and Spinco dated as of the date hereof.

“Separation Date” shall mean the date and time that the Separation shall become effective.

“Special Dividend” shall mean a dividend or series of dividends in respect of Company Common Stock in an aggregate amount equal to the sum of (a) the product of (i) the Base Dividend and (ii) the Company Shares Outstanding and (b) the product of (i) quotient of any Value Surplus divided by the Spinco Ownership Percentage and (ii) 1 minus the Spinco Ownership Percentage.

“Spinco” shall have the meaning set forth in the preamble hereof.

“Spinco Acquisition Proposal” shall mean, other than in connection with the Transactions or as otherwise specifically contemplated by this Agreement or the Separation Agreement, any proposal relating to (a) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Business other than the Transactions; (b) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of the Business or the Spinco Entities constituting 15% or more of the consolidated assets of the Business or accounting for 15% or more of the consolidated revenues of the Business; (c) any spin-off, split-off or sale of the Business to the public or to the TWDC Stockholders; or (d) any other substantially similar transaction.

“Spinco Audited Financial Statements” shall have the meaning set forth in Section 4.7(a) hereof.

“Spinco Benefit Plans” shall have the meaning set forth in Section 4.16(b) hereof.

“Spinco Board of Directors” shall mean the board of directors of Spinco.

“Spinco Certificate” shall have the meaning set forth in Section 3.1(a)(i) hereof.

“Spinco Common Stock” shall mean the common stock of Spinco, no par value per share.

“Spinco Debt” shall have the meaning set forth in the Separation Agreement.

“Spinco Debt Commitment Letter” shall have the meaning set forth in the Separation Agreement.

“Spinco Entities” shall mean Spinco and each of the Spinco Subsidiaries.

“Spinco Equity Interests” shall have the meaning set forth in Section 4.5(b) hereof.

“Spinco Funding Date” shall have the meaning set forth in the Separation Agreement.

“Spinco Ownership Percentage” shall mean the quotient of (a) Spinco Shares divided by (b) the sum of (i) the Spinco Shares and (ii) the Company Shares Outstanding.

“Spinco Shares” shall mean the difference of (a) the quotient of (i) the Company Diluted Shares Outstanding divided by (ii) 0.48, minus (b) the Company Diluted Shares Outstanding; provided that in no event shall the Spinco Shares be fewer than 127,240,887; provided, further, that if determined by TWDC, in its sole discretion, that it is necessary or advisable from a tax standpoint, then the 0.48 referred to in clause (a)(ii) above may, at TWDC’s option, be reduced to a fraction equal to or greater than 0.45 (the “Spinco Shares Election”).

“Spinco Subsidiaries” shall have the meaning set forth in the Separation Agreement.

“Stockholder Arrangements” shall mean the agreements and arrangements set forth in Section 1.1 (Stockholder Arrangements) of the Company Disclosure Schedule.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership or joint venture or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.

“Support Agreement” shall have the meaning set forth in the recitals hereof.

“Surviving Corporation” shall have the meaning set forth in Section 2.2(b) hereof.

“Taxable Period” shall mean any taxable year or any other period that is treated as a taxable year (or other period, or portion thereof, in the case of a Tax imposed with respect to such other period) with respect to which any Tax may be imposed under any applicable Law.

“Taxes” shall mean any and all United States federal, state, and local and any and all non-United States taxes, assessments, duties, impositions, levies and other governmental charges and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, whether disputed or not, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, Taxes (including pursuant to Section 1.1502-6 of the Treasury Regulations or comparable provisions of state, local or foreign Tax Law) and including any liability for Taxes as a transferee or successor, by contract or otherwise.

“Tax Sharing Agreement” shall have the meaning set forth in the Separation Agreement.

“Termination Date” shall have the meaning set forth in Section 8.1(b) hereof.

“Territory” shall mean any geographical market in which, as of the Effective Time, any of the Spinco Entities or Company or any Subsidiary of Company is engaged in the business of owning or operating radio stations included in the Business or the business of Company and licensed to, or having a transmitter site in, such geographical market.

“Tolling Agreement” shall have the meaning set forth in Section 6.8(b)(iv) hereof.

“Trademark License Agreement (Network)” shall mean the Trademark License Agreement (Network) in substantially the form attached hereto as Exhibit L.

“Trademark License Agreement (Station)” shall mean the Trademark License Agreement (Station) in substantially the form attached hereto as Exhibit M.

“Transactions” shall mean, collectively, the transactions contemplated by this Agreement, the Restructuring, the Distribution, the Merger and the Ancillary Agreements.

“Transfer Taxes” shall have the meaning set forth in Section 6.5(b) hereof.

“Treasury Regulations” shall mean the income tax regulations, including temporary and proposed regulations, promulgated under the Code by the U.S. Treasury, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“TWDC” shall have the meaning set forth in the preamble hereof.

“TWDC Adverse Impact” shall have the meaning set forth in Section 6.8(d)(iii).

“TWDC Board of Directors” shall mean the board of directors of TWDC.

“TWDC Common Stock” shall have the meaning set forth in the Separation Agreement.

“TWDC Competing Business” shall have the meaning set forth in Section 6.21(a) hereof.

“TWDC Converted Option” shall have the meaning set forth in Section 3.3(b)(i) hereof.

“TWDC Converted RSU” shall have the meaning set forth in Section 3.3(b)(ii).

“TWDC Entities” shall have the meaning set forth in the Separation Agreement.

“TWDC Equity Interests” shall have the meaning set forth in Section 4.5(a) hereof.

“TWDC Equity Plans” shall mean TWDC’s Amended and Restated 1995 Stock Incentive Plan, TWDC’s 2005 Stock Incentive Plan and any other stock option or stock incentive compensation plan of TWDC in which Business Employees participate.

“TWDC FCC Licenses” shall have the meaning set forth in Section 4.13(a) hereof.

“TWDC Licensed Facilities” shall have the meaning set forth in Section 4.13(a) hereof.

“TWDC Option” shall have the meaning set forth in Section 3.3(b)(i) hereof.

“TWDC Preferred Stock” shall have the meaning set forth in Section 4.5(a) hereof.

“TWDC Radio Stations” shall have the meaning set forth in Section 4.13(a) hereof.

“TWDC RSU” shall have the meaning set forth in Section 3.3(b)(ii).

“TWDC SEC Documents” shall have the meaning set forth in Section 4.4 hereof.

“TWDC Securities” shall mean, collectively, all outstanding (a) shares of capital stock or voting securities of TWDC, (b) securities of TWDC or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of TWDC or (c) options or other rights to acquire from TWDC or any of its Subsidiaries, or other obligations of TWDC or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of TWDC.

“TWDC/Spinco Disclosure Schedules” shall mean the disclosure schedules delivered by TWDC to Company concurrently herewith.

“TWDC Stockholders” shall mean the holders of TWDC Common Stock.

“TWDC Tax Opinion” shall have the meaning set forth in Section 7.2(c) hereof.

“Value Deficit” shall mean the product of (a) the excess, if any, of (i) $12.68 over (ii) Company Average Stock Price and (b) the Spinco Shares; provided that in no event shall the Value Deficit exceed $250,000,000.

“Value Surplus” shall mean the product of (a) the excess, if any, of (i) the Company Average Stock Price over (ii) $12.68 and (b) the Spinco Shares; provided that in no event shall the Value Surplus exceed $250,000,000.

“WARN” shall have the meaning set forth in Section 4.17(a)(iii) hereof.

ARTICLE II

THE SEPARATION AND THE MERGER

Section 2.1 The Separation. Prior to the Effective Time and pursuant to the terms and conditions of the Separation Agreement, TWDC and Spinco shall effect the Separation.

Section 2.2 The Merger.

(a) Immediately prior to the Effective Time, the issued and outstanding shares of capital stock of Merger Sub shall consist of only shares of the common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”), all of which shall be owned directly by Company.

(b) Upon the terms and subject to the conditions of this Agreement, Merger Sub will be merged with and into Spinco (the “Merger”) at the Effective Time in accordance with the DGCL and upon the terms set forth in this Agreement. Following the Merger, the separate corporate existence of Merger Sub will cease, and Spinco will continue as the surviving corporation (Spinco as the surviving corporation following the Merger is sometimes referred to herein as the “Surviving Corporation”) and will succeed to and assume all the rights, powers, privileges and franchises, and be subject to all of the obligations of Merger Sub in accordance with the DGCL and upon the terms set forth in this Agreement. As a result of the Merger, the Surviving Corporation will be a wholly-owned Subsidiary of Company.

Section 2.3 Closing. The closing of the Merger will take place at 10:00 a.m., New York time, on a date to be specified by the Parties, which will be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article VII hereof (the “Closing Date”) at the offices of Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, unless another date or place is agreed to in writing by the Parties. If as of immediately prior to the Effective Time the number of Spinco Shares calculated pursuant to the provisos to the definitions of Company Shares Outstanding and Company Diluted Shares Outstanding is greater than the number of Spinco Shares as originally calculated as of the Spinco Funding Date, TWDC, may at its option, cause the Closing Date to be delayed until such time as all calculations of amounts pursuant to defined terms in this Agreement and the Separation Agreement incorporating the term “Spinco Shares” are recalculated utilizing such recalculated number of Spinco Shares and the parties shall take all necessary actions to effectuate the transactions contemplated by this Agreement and the Separation Agreement (including, but not limited to, the Spinco Debt, the Distribution and Per-Share Special Dividend) taking into account such recalculated amounts.

Section 2.4 Effective Time. On the Closing Date, the Parties will execute and file in the office of the Secretary of State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the DGCL. The Merger will become effective at the time of filing of the Certificate of Merger with the Secretary of State of Delaware in accordance with the DGCL, or at such later time as is agreed upon by the Parties and set forth in the Certificate of Merger (such time as the Merger becomes effective is referred to herein as the “Effective Time”).

Section 2.5 Effects of the Merger.

(a) The Merger will have the effects set forth in this Agreement, the Certificate of Merger and the DGCL.

(b) Immediately following the Effective Time, Spinco’s name shall be Alphabet Acquisition Corp. and its headquarters shall be located at 7201 W. Lake Mead Blvd, Suite 400, Las Vegas, Nevada 89128.

Section 2.6 Certificates of Incorporation and Bylaws.

(a) Certificates of Incorporation. At the Effective Time, the certificate of incorporation of Surviving Corporation as in effect immediately prior to the Effective Time shall be amended so as to contain only the provisions contained in the certificate of incorporation of Merger Sub until thereafter amended in accordance with the terms thereof and applicable Law.

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable Law.

Section 2.7 Additional Actions. If TWDC or Company determines that it is necessary or advisable to restructure the Transaction to yield the Intended Tax Consequences, then the Parties will collaborate reasonably and in good faith in order to determine an alternative structure for the Transactions, and the Parties agree to use their reasonable best efforts to modify the relevant provisions of this Agreement and the other Transaction Agreements accordingly. In all events, the chosen structure will preserve to the greatest extent possible the economics of the Transactions contemplated by the Transaction Agreements (disregarding any cost associated with the Company Convertible Notes). In furtherance of the foregoing, each of the Parties shall take all actions reasonably necessary to modify the IRS Rulings and Opinions of Counsel to reflect the transactions as so modified and to effectuate the change in transaction structure contemplated by this Section 2.7, and each such Party shall use its reasonable best efforts to cause the transactions contemplated hereby, as so modified, to be consummated as soon as practicable thereafter.

ARTICLE III

EFFECT OF THE MERGER, CONVERSION OF SHARES AND RELATED MATTERS

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of the capital stock of TWDC, Spinco, Merger Sub or Company:

(a) Conversion of Spinco Capital Stock.

(i) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(a)(ii) hereof) shall be automatically converted into the right to receive one fully paid and nonassessable share of Company Common Stock (the “Exchange Ratio”). Following the Effective Time, all shares of Spinco Common Stock shall no longer be outstanding and shall automatically be retired and cease to exist, and each certificate or book-entry credit previously evidencing any such shares of Spinco Common Stock (a “Spinco Certificate”) shall thereafter evidence only the right to receive the number of whole shares of Company Common Stock into which the shares of Spinco Common Stock formerly evidenced by such Spinco Certificates have been converted pursuant to this Section 3.1. Spinco Certificates shall be exchanged for certificates representing whole shares of Company Common Stock issued in consideration therefor upon the surrender of such Spinco Certificates in accordance with this Section 3.1(a), without any interest thereon.

(ii) All shares of Spinco Common Stock held in Spinco’s treasury or owned by any Spinco Entity, TWDC Entity, Company or any wholly-owned Subsidiary of Company shall be canceled and extinguished and shall cease to exist, and no shares of Company Common Stock or other consideration shall be delivered in exchange therefor.

(b) Merger Sub Common Stock. At the Effective Time, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) Company Common Stock. Each share of Company Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding following the Effective Time.

Section 3.2 Exchange of Shares.

(a) Company to Make Shares Available. At or prior to the Effective Time, Company shall deposit, or shall cause to be deposited, with a bank or trust company appointed by TWDC (the “Exchange Agent”), for the benefit of the holders of Spinco Certificates, for exchange in accordance with this Article III the shares of Company Common Stock to be issued pursuant to Section 3.1(a) hereof and delivered pursuant to Section 3.2(b) below in exchange for Spinco Certificates (such shares of Company Common Stock, together with any dividends or distributions with respect thereto, the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, the Exchange Agent shall distribute to each holder of shares of Spinco Common Stock immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.1(a)(ii) hereof) (i) the number of shares of Company Common Stock into which the shares of Spinco Common Stock held by such Person have been converted in accordance with Section 3.1(a) hereof and (ii) the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable with respect to such shares of Company Common Stock, in each case which such holder has the right to receive pursuant to the provisions of this Section 3.2(b), and the Spinco Common Stock held by such Person shall forthwith be cancelled.

(c) Distributions With Respect to Undistributed Shares. No dividends or other distributions declared or made after the Effective Time with respect to Company Common Stock with a record date after the Effective Time shall be paid with respect to any shares of Company Common Stock that are not able to be distributed by the Exchange Agent promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of Company Common Stock, there shall be paid to the record holder of the certificates representing such shares of Company Common Stock, without interest (i) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to such whole shares of Company Common Stock and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Company Common Stock. Company shall deposit in the Exchange Fund all such dividends and distributions.

(d) No Further Rights in Spinco Common Stock. All shares of Company Common Stock issued upon conversion of shares of Spinco Common Stock in accordance with the terms of this Section 3.2 shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to such shares of Spinco Common Stock.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund made available to the Exchange Agent that remains undistributed 180 days after the Effective Time shall be delivered to Company, and any holders of shares of Spinco Common Stock as of the Record Date shall thereafter look only to Company for payment of the applicable number of shares of Company Common Stock and any dividends or other distributions with respect to Company Common Stock.

(f) No Liability. None of TWDC, Company, Spinco, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any holder of shares of Spinco Common Stock for any shares of Company Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Rights. The Exchange Agent, on behalf of Company and/or Spinco, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of any Spinco Common Stock such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Tax authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Spinco Common Stock in respect of which such deduction and withholding was made.

Section 3.3 Employee Stock Options and Other Equity Awards.

(a) Company Stock Options.

(i) If Company elects to adjust the Company Options held by Company Employees under the Company Equity Plan or otherwise in each case pursuant to, and in accordance with, the terms thereof, to reflect the effects of the Special Dividend, Company shall, at or prior to the Effective Time, make such adjustments to each such Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time, in the manner set forth on Section 3.3(a) of the Company Disclosure Schedules. Notwithstanding the foregoing, such adjustments shall be effected in a manner so as to not be deemed a modification under Sections 409A and 424(a) of the Code.

(ii) Between the Spinco Funding Date and the Effective Time, Company shall not recognize any attempted exercise of Company Options, shall not issue any shares of Company Common Stock upon the exercise of Company Options and shall instruct the transfer agent for shares of Company Common Stock not to issue any shares of Company Common Stock upon any attempted exercise of Company Options. Any such attempted exercise shall be null and void and have no effect, and the holder thereof may only validly elect to exercise such Company Option after the Effective Time. For the avoidance of doubt, the holder of any Company Option that has attempted to exercise such Company Option between the Spinco Funding Date and the Effective Time shall not be entitled to (i) any dividend paid with respect to the underlying stock or (ii) vote such underlying stock unless and until such holder validly exercises the Company Options after the Effective Time.

(b) TWDC Stock Options and Other Equity Awards.

(i) At or prior to the Effective Time, TWDC and Company shall take all action necessary such that each option to acquire shares of TWDC Common Stock (each, a “TWDC Option”) held by a Business Employee under a TWDC Equity Plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be assumed by Company as of the Effective Time; provided that TWDC or Spinco shall have obtained the agreement of the Business Employee who is the holder of the applicable TWDC Option to the foregoing assumption and the conversion set forth in this Section 3.3(b)(i). Accordingly, each such TWDC Option will cease to represent a right to acquire shares of TWDC Common Stock and shall be converted into an option (a “TWDC Converted Option”) to purchase shares of Company Common Stock. The number of shares of Company Common Stock subject to each TWDC Converted Option shall be equal to the product of the number of shares of TWDC Common Stock subject to such TWDC Option multiplied by the Option Ratio; provided that any fractional shares of Company Common Stock resulting from such multiplication shall be rounded to the nearest whole share. The exercise price per share of Company Common Stock subject to each TWDC Converted Option shall equal the quotient of the exercise price per share of TWDC Common Stock under the corresponding TWDC Option divided by the Option Ratio; provided that such exercise price shall be rounded to the nearest whole cent. Each such TWDC Converted Option will otherwise have substantially the same terms and conditions as the corresponding TWDC Option, including vesting and term of exercise, except that references to TWDC will be changed to refer to Company and references to any of the TWDC Equity Plans will be changed to refer to an applicable benefit plan of Company. Notwithstanding anything in this Agreement to the contrary, the conversion of options under this Section 3.3(b)(i) shall be made in a manner that is intended to comply with Section 409A of the Code, and, if applicable, Section 424(a) of the Code. Any Business Employee who is a holder of a TWDC Option who does not agree to the conversion contemplated by this Section 3.3(b)(i) will be treated under the terms of the applicable TWDC Equity Plan as having terminated his or her employment or other service arrangement with TWDC and its Subsidiaries on the Closing Date and will have such rights, as applicable, under the original terms of the TWDC Option as in effect at the time of effective termination.

(ii) Each award of restricted stock units held by a Business Employee under a TWDC Equity Plan and subject to a restricted stock unit award that is outstanding at the Effective Time (a “TWDC RSU”) shall be assumed by Company as of the Effective Time; provided that TWDC or Spinco have obtained the agreement of the Business Employee who is the holder of the applicable TWDC RSU to the foregoing assumption and conversion set forth in this Section 3.3(b)(ii). Accordingly, each such TWDC RSU will be converted into an award of restricted stock units with respect to shares of Company Common Stock (a “TWDC Converted RSU”). The number of units subject to a TWDC Converted RSU shall be equal to the product of the number of units subject to the TWDC RSU multiplied by the Option Ratio. Each such TWDC Converted RSU will otherwise have substantially the same terms and conditions as the corresponding TWDC RSU, except that (A) references to TWDC will be changed to refer to Company and references to any of the TWDC Equity Plans will be changed to refer to an applicable plan of Company and (B) any performance vesting provisions will be adjusted, in the sole discretion of TWDC so that the vesting of the TWDC Converted RSU is based upon performance requirements relating to Company that are comparable to the original performance requirements of the TWDC RSU. Notwithstanding anything in this Agreement to the contrary, the conversion of TWDC RSUs under this Section 3.3(b)(ii) shall be made in a manner that is intended to comply with Section 409A of the Code.

(c) Following the Effective Time, Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery upon exercise of the TWDC Converted

Options in accordance with this Section 3.3. As soon as practicable following the Effective Time, Company shall file with the SEC a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Company Common Stock subject to the TWDC Converted Options and the TWDC Converted RSUs and shall use its reasonable efforts to maintain the effectiveness of such registration statement on Form S-8 (and maintain current the status of the prospectus contained therein) for so long as the TWDC Converted Options and the TWDC Converted RSUs remain outstanding.

Section 3.4 Company Special Dividend. Prior to the Closing, Company shall set a record date (which shall be no earlier than two trading days prior to the Closing Date) for and declare, and immediately prior to the Closing, Company shall pay the Special Dividend. Company acknowledges and agrees that in connection with the Special Dividend and any regular dividends between the date of this Agreement and the Closing Date, pursuant to and in accordance with the last paragraph of Section 11.08 of that certain Indenture, dated as of February 18, 2004, relating to the Company Convertible Notes, by and between Company and The Bank of New York, as Trustee, no adjustment shall be made to the conversion price of the Company Convertible Notes. Company agrees that in the event of a repurchase of the Company Convertible Notes, any offer to purchase shall expire or otherwise be terminated prior to the commencement of an exchange offer by TWDC in respect of a split-off.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TWDC AND SPINCO

Except as set forth in the TWDC/Spinco Disclosure Schedules (regardless of whether or not the relevant Section hereof refers to the TWDC/Spinco Disclosure Schedules) or in the TWDC SEC Documents, TWDC and Spinco hereby represent and warrant to Company (which, in the case of Sections 4.5(b), 4.7(b), 4.9(b), 4.12(b), 4.13(i), 4.14(a), 4.14(b), 4.17(a), 4.17(d), 4.18(a) and 4.18(b), are made after giving effect to the Separation) as follows:

Section 4.1 Due Organization, Good Standing and Corporate Power.

(a) Each of TWDC and Spinco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. TWDC and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties that will be contributed to Spinco pursuant to the Separation Agreement and to carry on the Business as it is now being conducted. Each of TWDC and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by the Business that will be contributed to Spinco pursuant to the Separation Agreement or the nature of the Business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 4.2 Authorization and Validity of Agreement. Each of TWDC and Spinco has full corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder or thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements by each of TWDC and Spinco, and the consummation by each of them of the Transactions, have been duly authorized and unanimously approved by each of the TWDC Board of Directors, the Spinco Board of Directors and by TWDC as the sole stockholder of Spinco, and no other corporate action on the part of TWDC or Spinco is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the Transactions. This Agreement and the Ancillary Agreements have been duly executed and delivered by each of TWDC and Spinco, as applicable, and, to the extent it is a party thereto, each is a valid and binding obligation of each of TWDC and Spinco enforceable against each of TWDC and Spinco in accordance with their terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 4.3 Corporate Authority Relative to this Agreement; No Violation. Assuming (a) the filings required under the HSR Act are made and the waiting periods thereunder (if applicable) have been terminated or expired, (b) the filings (if any) required under the Communications Act are made, the FCC Consent is granted and has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended and any applicable requirements of the FCC pursuant to the Communications Act are met, (c) the applicable requirements of the Securities Act and the Exchange Act are met, (d) the requirements under any applicable state securities or blue sky Laws are met, (e) the requirements of the NYSE in respect of the listing of the shares of Spinco Common Stock to be issued pursuant hereto are met and (f) the filing of the Certificate of Merger and other appropriate Merger documents, if any, as required by the DGCL, is made, the execution and delivery of this Agreement and the Ancillary Agreements by TWDC and Spinco, as applicable, and the consummation by TWDC and Spinco of the Transactions do not and will not: (w) violate or conflict with any provision of their respective certificates of incorporation or bylaws; (x) violate or conflict with any Law or Order of any Governmental Authority applicable to TWDC or Spinco or by which any of the properties or assets that will be contributed to Spinco pursuant to the Separation Agreement may be bound; (y) require any filing with, or License, consent or approval of, or the giving of any notice to, any Governmental Authority; or (z) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration, or result in the creation of any Encumbrance upon any of the properties or assets of TWDC and its Subsidiaries that will be contributed to Spinco pursuant to the Separation Agreement or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which TWDC or Spinco is a party that will be contributed to Spinco pursuant to the Separation Agreement, or by which Spinco or the properties or assets that will be contributed to Spinco pursuant to the Separation Agreement may be bound, excluding in the case of clauses (w) through (z) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations and creations and impositions of Encumbrances which would not have or reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 4.4 TWDC Reports and Financial Statements. As of their respective filing dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by TWDC under the Securities Act or under the Exchange Act (the “TWDC SEC Documents”) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and none of such TWDC SEC Documents when filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained an untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2003, TWDC has timely filed all reports, registration statements and other documents required to be filed with the SEC under the rules and regulations of the SEC. The books and records of TWDC and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Each of the foregoing representations in this Section 4.4 is made only with respect to information relating to the Business and with “materiality” being defined by reference to TWDC as a whole and not by reference to Spinco or the Business.

Section 4.5 Capitalization.

(a) The authorized capital stock of TWDC consists solely of 4,700,000,000 shares of capital stock, of which 3,600,000,000 shares are classified and designated as TWDC Common Stock, 1,000,000,000 shares are classified and designated as go.com common stock, par value $0.01 per share (“go.com Common Stock”), and 100,000,000 are classified and designated as preferred stock, par value $0.01 per share, of TWDC (“TWDC Preferred Stock”). As of February 6, 2006, no shares of TWDC Preferred Stock were issued and outstanding, no shares of go.com Common Stock were issued and outstanding, and 1,926,038,083 shares of TWDC Common Stock (excluding treasury shares) were issued and outstanding, and as of February 6, 2006, 5,630,554 shares of TWDC Common

Stock were reserved for issuance upon the exercise of TWDC Options held by Business Employees and 618,810 shares of TWDC Common Stock were reserved for issuance upon the vesting of TWDC RSUs held by Business Employees. All issued and outstanding shares of TWDC Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. As of the date of this Agreement and except for shares issuable pursuant to the TWDC Options and TWDC RSUs, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to TWDC Common Stock or any capital stock equivalent or other nominal interest in TWDC or any of its Subsidiaries which relate to TWDC (“TWDC Equity Interests”) pursuant to which TWDC or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any TWDC Equity Interests. There are no Contracts or commitments to which TWDC is a party relating to the issuance, sale or transfer of any equity securities or other securities of TWDC.

(b) Immediately following the Distribution, there will be a number of shares of Spinco Common Stock issued and outstanding equal to the Pre-Distribution Spinco Shares Outstanding, and all issued and outstanding shares of Spinco Common Stock will have been duly authorized and validly issued and fully paid and non-assessable. At such time, and except for shares issuable in connection with this Agreement and the Ancillary Agreements, there will be no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Spinco Common Stock or any capital stock equivalent or other nominal interest in Spinco which relate to Spinco (“Spinco Equity Interests”) pursuant to which Spinco is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Spinco Equity Interests. Also at such time, there will be no outstanding obligations of Spinco to repurchase, redeem or otherwise acquire any outstanding securities of Spinco Equity Interests. Except pursuant to this Agreement and the Ancillary Agreements, immediately following the Distribution, there will be no Contracts or commitments relating to the issuance, sale, transfer or voting of any equity securities or other securities of Spinco.

Section 4.6 Affiliate Transactions. Except for this Agreement and the Ancillary Agreements, there are no transactions or Contracts between or among (a) any of the Spinco Entities, on the one hand, and (b) TWDC or any of its Subsidiaries (other than the Spinco Entities) or Affiliates, on the other hand, of the type that would be required to be disclosed if Spinco were a company subject to Item 404 of Regulation S-K promulgated under the Securities Act and that will remain in effect following the Separation.

Section 4.7 Spinco Financial Statements.

(a) Audited Financial Statements. The financial statements delivered to Company as Section 4.7(a) of the TWDC/Spinco Disclosure Schedules, which consist of the audited statements of assets and liabilities of the Business as of October 1, 2005, September 30, 2004 and September 30, 2003, and the audited statements of operations and cash flows for the years ended October 1, 2005, September 30, 2004 and September 30, 2003, in each case, audited by PricewaterhouseCoopers LLP (collectively, the “Spinco Audited Financial Statements”), whose report thereon is included therewith, were prepared in accordance with GAAP, consistently applied, and present fairly, in all material respects, the financial position of the Business as of the dates thereof and the results of its operations and changes in cash flows as of the dates thereof and for the periods covered thereby.

(b) Undisclosed Liabilities. Except as set forth in the Spinco Audited Financial Statements, the Spinco Entities do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since October 1, 2005, (ii) liabilities or obligations not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto and (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 4.8 Information to be Supplied. The Registration Statement (and the Information Statement/Prospectus to be included therein) and the other documents required to be filed by Spinco or TWDC with the SEC in connection with the Transactions will comply as to form, in all material respects, with the requirements of the Exchange Act or the Securities Act, as applicable, and together with the information supplied or to be supplied by TWDC (whether with respect to TWDC, the Business or otherwise) for inclusion in the Information Statement/Prospectus to be included in the Registration Statement, will not, (a) on the date of its filing, (b) in the case of the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act or (c) in the case of the Information Statement/Prospectus, on the date(s) on which the Information Statement/Prospectus is mailed to TWDC Stockholders and Company Stockholders, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.9 Assets.

(a) Except as set forth in Section 4.9(c) of the TWDC/Spinco Disclosure Schedules, after giving effect to the transactions described in or contemplated by this Agreement (including as permitted pursuant to Section 6.1) and the Ancillary Agreements, the Business Assets will, at the Effective Time, constitute those assets reasonably required to operate the Business in all material respects as it is currently conducted.

(b) Following the Restructuring, Spinco or one of the Spinco Subsidiaries will have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible Business Assets except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Spinco Entities taken as a whole, in each case subject to no Encumbrances, except for (i) Encumbrances reflected in the Spinco Audited Financial Statements, (ii) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property as it is presently used in connection with the Business, (iii) Encumbrances for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (iv) mechanic’s, materialmen’s and similar Encumbrances arising in the ordinary course of business or by operation of Law and (v) any conditions that are shown on the surveys, title policies, deeds or other such documents previously delivered by TWDC to Company with respect to such real property.

(c) Section 4.9(c) of the TWDC/Spinco Disclosure Schedules lists the material corporate overhead or administrative support services currently provided to Spinco or any Spinco Entity by TWDC or any of its Affiliates other than the Spinco Entities.

(d) None of the Spinco Entities is a party to any agreement to purchase any material real property that will remain in effect following the Closing.

(e) Section 4.9(e) of the TWDC/Spinco Disclosure Schedules sets forth the address of each material real property to be owned or leased by Spinco or any of the Spinco Subsidiaries following the Separation which constitutes all of the material real property currently used for the Business. For purposes of this Section 4.9(e) “material real property” shall mean all of the main studios and main transmitter sites of the Business. All buildings, structures and improvements located on such material real property are in reasonably good condition and repair, ordinary wear and tear excepted, except where the failure to conform with such standards would not materially and adversely impair the use of such material real property as currently used by the Business.

Section 4.10 Absence of Certain Changes or Events.

(a) Except (i) as specifically contemplated or permitted by this Agreement or the Ancillary Agreements, (ii) as set forth in the Spinco Audited Financial Statements and (iii) for changes resulting from the announcement of this Agreement or the Transactions, since October 1, 2005, the Business has been conducted in all material respects only in the ordinary course, and there has not been any event (including any damage, destruction or loss whether or not covered by insurance) that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) From October 1, 2005 through the date hereof, there has not been (i) any declaration, setting aside or payment of or dividend on, or other distribution (whether in cash, stock or property) in respect of, any Spinco Entity’s capital stock or other equity or voting interests, except for dividends by a wholly-owned Spinco Subsidiary to its stockholders, (ii) any purchase, redemption or other acquisition of any shares of capital stock of, or other equity or voting interests in, any Spinco Entity or any options, warrants, calls or rights to acquire such shares or other interests, (iii) any split, combination or reclassification of any of Spinco’s capital stock or other equity or voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other equity or voting interest in, Spinco, (iv) other than as would be permitted by Section 6.1(j) hereof, any change in accounting principles, practices or methods by TWDC or any of its Subsidiaries that would adversely affect the Business, (v) any settlement or similar written agreement the performance of which will involve a material payment after the execution of this Agreement, (vi) any loan to any Business Employee that was not made in the ordinary course of business consistent with past practice or any loan to any director, officer or member of management of any Spinco Entity or (vii) any increase in the compensation payable to any Business Employees or any material amendment of any Business Benefit Plan or other benefits to which Business Employees are entitled, except for increases or amendments (A) required by applicable Law, (B) in the ordinary and usual course of business consistent with past practice or (C) permitted by Section 6.1(h) hereof.

Section 4.11 Actions; Litigation.

(a) No Action against TWDC, any of TWDC’s Subsidiaries, any Spinco Entity or the Business is pending or, to TWDC’s Knowledge, threatened, except with respect to such Actions the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) There is no Order against TWDC, any of TWDC’s Subsidiaries, any Spinco Entity or the Business that would, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 4.12 Compliance with Laws; Certain Licenses.

(a) Except with respect to Environmental matters, Tax matters, employee benefits and labor matters (which are addressed in Section 4.14, Section 4.15, Section 4.16 and Section 4.17, respectively), the Spinco Entities are in compliance, in all material respects, with all Laws and Orders of any Governmental Authority applicable to any of them or their respective operations, except to the extent that such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(b) The Spinco Entities hold all Licenses that are required for the conduct of the Business as currently conducted and are in compliance, in all material respects, with the terms of all such Licenses so held, except, in the case of each of the foregoing, as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 4.13 FCC Licenses; Operations of Licensed Facilities. Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect:

(a) TWDC, its Subsidiaries and the Spinco Entities have operated the radio stations of the Business (the “TWDC Radio Stations”) for which TWDC, such Subsidiaries and the Spinco Entities hold Licenses issued to them by the FCC and set forth on Section 4.13(a) of the TWDC/Spinco Disclosure Schedules (the “TWDC FCC Licenses”), in each case which TWDC Radio Stations are owned or operated by TWDC, such Subsidiaries and the Spinco Entities (the “TWDC Licensed Facilities”), in compliance, in all material respects, with the terms of such TWDC FCC Licenses and the Communications Act. Section 4.13 of the TWDC/Spinco Disclosure Schedules sets forth a complete list of all TWDC FCC Licenses and all pending applications filed by or on behalf of any TWDC Radio Station. There are no TWDC Radio Stations for which TWDC, any of its Subsidiaries or any Spinco Entity provides programming or advertising services pursuant to a local marketing or joint sales agreement;

(b) TWDC, Spinco and their respective Subsidiaries have timely filed or made all material applications, reports and other disclosures required by the FCC to be made with respect to the TWDC Licensed Facilities and have timely paid all FCC regulatory fees with respect thereto;

(c) TWDC, Spinco and their respective Subsidiaries have, and are the authorized legal holders of, all Licenses necessary for or used in the operation of the business of the TWDC Licensed Facilities in substantially the same manner as it is now being conducted;

(d) All TWDC FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, and are not subject to any conditions except for conditions applicable to radio licenses generally or as otherwise disclosed on the face of the TWDC FCC Licenses and have been issued for full terms customarily issued;

(e) There is not now issued, outstanding or pending, or to TWDC’s Knowledge, threatened, by or before the FCC, any complaint, investigation, order to show cause, cease and desist order, notice of violation, notice of apparent liability, or notice of forfeiture against TWDC relating to any TWDC Licensed Facility;

(f) No application is pending for the renewal of any of the TWDC FCC Licenses and TWDC is not aware of any reason that could reasonably be expected to result in a refusal by the FCC to renew the TWDC FCC Licenses for a full term in the normal course upon timely filing a complete and properly executed application for renewal and payment of all applicable filing fees;

(g) There is not pending or, to TWDC’s Knowledge, there is not threatened, any action or proceeding by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the TWDC FCC Licenses (other than rulemaking proceedings affecting the radio broadcasting industry generally);

(h) TWDC, Spinco and their respective Subsidiaries are in compliance in all material respects with all requirements of the Federal Aviation Administration with respect to the construction and/or alteration of the TWDC Radio Station’s antenna structures, and, where required, “no hazard” determinations for each antenna structure have been obtained, and where required, each antenna structure has been registered with the FCC;

(i) Spinco or its Subsidiaries are entities legally and financially qualified under the Communications Act to enter into this Agreement and to hold the Company FCC Licenses. None of TWDC, Spinco or their respective Subsidiaries have any Knowledge of any fact that would, under existing law (including the Communications Act) and existing rules, regulations and practices of the FCC, disqualify Spinco or its Subsidiaries as a transferee of the Company FCC Licenses, or as owner and operator of the Company Licensed Facilities. None of TWDC, Spinco or their respective Subsidiaries will take any action that it knows or has reason to know would cause such disqualification and none of TWDC, Spinco or their respective Subsidiaries will fail to take any action if it knows or has reason to know that the failure to take such action would cause such disqualification;

(j) To TWDC’s Knowledge, there are no facts, conditions or events relating to TWDC, Spinco or their respective Subsidiaries, or to any of the TWDC Licensed Facilities, that could reasonably be expected to cause the FCC to (i) deny or designate for hearing any of the FCC Applications; or (ii) impose any materially adverse condition in connection with approval of the transfer of control of the Subsidiaries of TWDC holding the TWDC FCC Licenses to Spinco (as applicable), Company or the Surviving Corporation (other than conditions imposed as a result of rulemakings affecting the radio broadcasting industry generally); and

(k) Except as set forth in Section 4.13(k) of the TWDC/Spinco Disclosure Schedules, neither TWDC, its Subsidiaries nor any of the Spinco Entities has any applications filed by or on behalf of any TWDC Radio Station pending before the FCC.

Section 4.14 Environmental Matters.

(a) Each Spinco Entity has obtained all material Licenses and other authorizations under Environmental Laws required for the conduct and operation of its business and has been and is in compliance, in all material respects, with the terms and conditions contained therein and is in compliance, in all material respects, with all applicable Environmental Laws.

(b) None of the Spinco Entities is subject to any material contractual environmental indemnification obligation regarding businesses currently owned or operated by Spinco or regarding properties currently owned or leased by Spinco, except pursuant to leases set forth on Section 4.9(e) of the TWDC/Spinco Disclosure Schedules.

(c) There are no material Environmental Claims pending or, to TWDC’s Knowledge, threatened against any Spinco Entity or with respect to the Business.

(d) There is no condition on, at or under any property currently or to TWDC’s Knowledge formerly owned, leased or used by any Spinco Entity or created by any of Spinco Entity’s operations that would reasonably be expected to create a material liability for Spinco under applicable Environmental Laws.

(e) There are no past or present actions, activities, circumstances, events or incidents with respect to any of the Spinco Entities (including to TWDC’s Knowledge any offsite disposal of, or exposure to, any Hazardous Materials) that would reasonably be expected to form the basis of a material claim under Environmental Laws or create material liability under applicable Environmental Laws.

(f) TWDC has made available to Company all Phase I environmental reports and other environmental assessment reports or documents regarding material Environmental Claims in its or any of its Subsidiaries’ or any Spinco Entity’s possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by any Spinco Entity or any predecessor in interest thereto, and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by any Spinco Entity or any other Person on, under, about or from any of the properties currently or formerly owned or leased in connection with the Business, or otherwise in connection with the use or operation of any of the properties and assets of any of the Spinco Entities or their respective businesses and operations.

Section 4.15 Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect; provided, however, that the representation in clause (g) below is made without regard to any materiality qualifier:

(a) All Returns required to be filed by or with respect to TWDC or any of its Subsidiaries that relate to the Business for all Taxable Periods have been timely filed. All such Returns (i) were prepared in the manner required by applicable Law, (ii) are true, correct, and complete in all respects and (iii) accurately reflect the liability for Taxes of TWDC and any of its Subsidiaries that relate to the Business.

(b) TWDC and each of its Subsidiaries have paid, or caused to be paid, all Taxes that relate to the Business due and/or assessed, whether or not shown (or required to be shown) on a Return, and have provided a sufficient reserve for the payment of all Taxes that relate to the Business not yet due and payable without regard to deferred tax assets and liabilities in the Spinco Audited Financial Statements. No adjustment relating to any Return of or including TWDC or any of its Subsidiaries that relates to the Business has been proposed or threatened formally or informally by any taxing authority.

(c) Spinco and each Spinco Entity has complied (and until the Closing Date will comply) in all respects with the provisions of the Code relating to the withholding and payment of Taxes, including the withholding and reporting requirements under Sections 1441 through 1446, 3401 through 3406, and 6041 through 6049 of the Code and related regulations, as well as similar provisions under any other Laws, and have, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required.

(d) There are no examinations or other administrative or court Actions relating to Taxes in progress or pending that relate to the Business nor has TWDC and each of its Subsidiaries received a revenue agent’s or similar report asserting a Tax deficiency that relates to the Business by the IRS or any relevant state, local or foreign taxing authorities.

(e) There are no security interests on any of the assets of Spinco or any Spinco Entity that arose in connection with any failure (or alleged failure) to pay any Taxes and, except for liens for real and personal property Taxes that are not yet due and payable, there are no liens for any Tax upon any asset of Spinco or any Spinco Entity. Neither Spinco nor any Spinco Entity have entered into a closing agreement pursuant to Section 7121 of the Code.

(f) No extension of time with respect to any date on which a Return was or is to be filed by Spinco or any Spinco Entity is in force, and no waiver or agreement by Spinco or any Spinco Entity is in force for the extension of time for the assessment or payment of any Taxes. Neither Spinco nor any Spinco Entity have granted a power of attorney to any Person with respect to any Taxable Period.

(g) Neither Spinco nor any Spinco Entity has been a member of an (i) affiliated group (within the meaning of Section 1504 of the Code) or (ii) affiliated, combined, consolidated, unitary, or similar group for state or local Tax purposes, other than the group of which TWDC is the common parent.

(h) Other than in connection with the Separation, neither Spinco nor any Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) None of Spinco or any Spinco Entity has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

Section 4.16 Employee Benefits.

(a) Section 4.16(a) of the TWDC/Spinco Disclosure Schedules lists each material “employee benefit plan” (as defined in Section 3(3) of ERISA), and all other material employee benefit, pension, profit-sharing, savings, deferred compensation, bonus, incentive, stock option (or other equity-based), employment, severance, change in control, welfare (including post-retirement medical and life insurance) plans, programs and arrangements, whether or not subject to ERISA (i) sponsored, maintained or contributed to or required to be contributed to by TWDC or any of its Subsidiaries or to which TWDC or any of its Subsidiaries is a party (the “Benefit Plans”) and (ii) in which any Business Employee participated prior to the Effective Time (the “Business Benefit Plans”). TWDC has heretofore delivered or made available to Company, to the extent requested by Company, true and complete copies of each Business Benefit Plan, any related trust or other funding vehicle, the most recent annual reports or summaries required to be prepared or filed under ERISA or the Code and the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code.

(b) Except as set forth on Section 4.16(b) of the TWDC/Spinco Disclosure Schedules (the “Spinco Benefit Plans”), any Business Material Contract with any Business Employee and any other agreement with on-air talent or employees providing services to the Business, no Business Employee is entitled to material payments or benefits under any Business Benefit Plans for which any Spinco Entity or the Spinco Entities have any liability as of the Effective Time.

(c) Neither Spinco nor any of its ERISA Affiliates has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Spinco incurring any such liability for events occurring on or prior to the Effective Time.

(d) Except as a result of the consummation of the Transactions or as a result of any actions taken by Company, with respect to each Business Benefit Plan that is a “multiemployer pension plan” (as defined in Section 3(37) of ERISA), neither Spinco nor any of its ERISA Affiliates have made or suffered a “complete withdrawal” or “partial withdrawal” (as such terms are defined respectively in Sections 4203 and 4205 of ERISA).

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, each Business Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA, the Code, and the Laws of any other Governmental Authority.

(f) Except as otherwise provided in or contemplated by this Agreement, the consummation of the Transactions shall not result, by itself or in conjunction with any other event, in the payment or acceleration of any amount, the acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any Business Employee. Without limiting the generality of the foregoing, no amount paid or payable by TWDC, Spinco or their Affiliates in connection with the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 4.17 Labor Matters.

(a) Except as would not, in the case of clauses (i)(B), (ii) and (iii) below, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect:

(i) No Spinco Entity is a party to, or bound by, and no Business Employee is subject to, any (A) collective bargaining agreement (other than those set forth on Section 4.17(a)(i) of the TWDC/Spinco Disclosure Schedules) or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated.

(ii) With respect to any Business Employee, no Spinco Entity nor TWDC or any Subsidiary is the subject of any Action asserting that such Spinco Entity has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to TWDC’s Knowledge, is any such Action threatened.

(iii) With respect to the Business Employees, the Spinco Entities and TWDC and its Subsidiaries are in compliance, in all material respects, with their obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended (“WARN”) and all other notification and bargaining obligations arising under any collective bargaining agreement, Law or otherwise.

(b) No strike, work stoppage or lockout involving any Spinco Entity or any Business Employee has occurred during the two year period prior to the date hereof, is pending or, to TWDC’s Knowledge, threatened.

(c) To the Knowledge of TWDC, there have been no Actions initiated by any labor organization to represent any Business Employees not currently represented by a labor organization within the past two years, nor, to TWDC’s Knowledge, are there any campaigns underway to solicit employees to authorize representation by any labor organization.

(d) With respect to the Business Employees, Spinco is in material compliance with all applicable U.S. and non-U.S. Laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and “leased employees” (within the meaning of Section 414(n) of the Code) of Spinco including all such U.S. and non-U.S. Law and Contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers’ compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current, and prospective employees, independent contractors and leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, to TWDC’s Knowledge, no Spinco Entity is in material breach of any collective bargaining agreement that applies to any Business Employee nor is any labor union or labor organization that is party to any such collective bargaining agreement in material default thereunder.

Section 4.18 Intellectual Property.

(a) Set forth on Section 4.18(a) of the TWDC/Spinco Disclosure Schedules is a list of all patents, pending patent applications, registrations and applications for registration of Intellectual Property and Internet web sites owned or used by the Spinco Entities to carry on the Business as currently conducted and as currently proposed to be conducted.

(b) Following the Restructuring, the Spinco Entities will own all right, title, and interest in and to, or otherwise have the right to use, pursuant, to TWDC’s Knowledge, to a valid and enforceable written license, the Business Intellectual Property free, in the case of Intellectual Property owned by the Spinco Entities, of all Encumbrances, except for licenses granted in the ordinary course of business.

(c) No Action or Order is pending, nor to TWDC’s Knowledge, threatened, with respect to any Business Intellectual Property owned by any Spinco Entity alleging that any such Business Intellectual Property, or the use thereof, or the operation of the Business, infringes, misappropriates, impairs, or dilutes or otherwise violates (“Infringes”) the rights of others or challenging the ownership, validity, patentability, enforceability, registrability or use of any Business Intellectual Property, and no Spinco Entity is subject to any outstanding Order or other dispute involving any third-party Intellectual Property; and to TWDC’s Knowledge, no such Order or other dispute is threatened.

(d) To TWDC’s Knowledge, none of the Business Intellectual Property owned or used by any Spinco Entity Infringes the Intellectual Property rights of others or is being Infringed by others.

(e) To TWDC’s Knowledge, no current or former employee of, or consultant to, TWDC, any of its Subsidiaries or any Spinco Entity owns any right, title or interest in or to any Business Intellectual Property (excluding professional stage names) authored, developed or otherwise created by such employee or consultant, whether with any other Person, during his or her employment or other engagement with TWDC, any of its Subsidiaries or the Spinco Entity, and, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, no Business Intellectual Property that constitutes a trade secret has been disclosed to any third party other than pursuant to a valid written agreement to protect the confidentiality of such trade secret.

Section 4.19 Material Contracts.

(a) Section 4.19(a) of the TWDC/Spinco Disclosure Schedules sets forth each of the following with respect to the Business:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) (the term “material contract” to be applied as if Spinco were a separate company for the purpose of this Section 4.19(a)(i)) or any Contract or other commitment that would be such a “material contract” but for the exception for contracts entered into in the ordinary course of business;

(ii) any non-competition agreements or any other Contract that materially limits or will materially limit any of the Spinco Entities from engaging in the Business;

(iii) any Contract with respect to any partnerships, joint ventures or strategic alliances material to the Business;

(iv) any Contract pursuant to which any Spinco Entity has or will incur Indebtedness;

(v) any agreement with on-air talent or employees providing services to the Business that involves a commitment for annual consideration in excess of $500,000;

(vi) any Contract other than with on-air talent or employees that provides for annual payments in excess of $1,000,000 by or to the Business (other than leases set forth on Section 4.9(e) of the TWDC/Spinco Disclosure Schedules); and

(vii) any Contract that provides for annual payments in excess of $250,000 by or to any Spinco Entity and contains a “change of control” provision (other than leases set forth on Section 4.9(e) of the TWDC/Spinco Disclosure Schedules).

The Contracts required to be set forth on Section 4.19(a) of the TWDC/Spinco Disclosure Schedules and the leases required to be set forth on Section 4.9(e) of the TWDC/Spinco Disclosure Schedules are referred to herein as the “Business Material Contracts.”

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect, each of the Business Material Contracts are valid and in full force and effect, against TWDC, its Subsidiary or the Spinco Entity which is a party thereto (or will become party thereto in connection with the Transactions) and, to TWDC’s and Spinco’s Knowledge, the counterparty thereto, and constitute legal, valid and binding obligations of TWDC, its Subsidiary or the Spinco Entity which is party thereto and, to TWDC’s Knowledge, the counterparty thereto, enforceable by TWDC or the Subsidiary or the Spinco Entity which is a party thereto in accordance with their terms except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c) None of TWDC, any of its Subsidiaries or any Spinco Entity is in material breach or default under (and no event has occurred, and none of TWDC, any of its Subsidiaries or the Spinco Entities has violated any provisions of, or committed or failed to perform any act that, with notice or the passage of time or both would constitute a material breach or default under) any Business Material Contract nor, to TWDC’s or Spinco’s Knowledge, is any other party to any Business Material Contract in material default thereunder, except as would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect.

Section 4.20 Board Approvals; Votes Required.

(a) Board Approvals. Each of the TWDC Board of Directors, by unanimous vote taken at a meeting duly called and held, and the Spinco Board of Directors, by unanimous written consent of the directors in lieu of a meeting, have (i) determined that this Agreement, the Ancillary Agreements and the Transactions (including the Merger), taken together, are advisable and (ii) approved this Agreement, the Ancillary Agreements and the Transactions (including the Merger).

(b) Votes Required. The affirmative vote of TWDC, as the sole stockholder of Spinco, is the only vote of the TWDC Stockholders and the holders of Spinco Common Stock necessary to adopt this Agreement. Upon such adoption, the approval of the holders of Spinco Common Stock after the Separation Date will not be required to effect the Transactions. The approval of TWDC Stockholders is not required to effect the Transactions.

Section 4.21 Operations of Spinco. Spinco is an indirect, wholly-owned Subsidiary of TWDC, that at the time of the Distribution will own, directly or indirectly, the Business Assets and will have assumed, directly or indirectly, the Business Liabilities, all as provided in the Separation Agreement.

Section 4.22 Brokers or Finders. Except for Bear, Stearns & Co. Inc. and Goldman, Sachs & Co., neither TWDC, its Subsidiaries nor any of the Spinco Entities has employed any investment banker, broker, finder or intermediary in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Transactions, and any such fee or commission, and any costs or expenses incurred in connection therewith shall be borne solely by TWDC.

Section 4.23 Company Securities. Neither TWDC, its Subsidiaries nor any of the Spinco Entities owns any Company Securities.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COMPANY AND MERGER SUB

Except as set forth in the Company Disclosure Schedules (regardless of whether or not the relevant Section hereof refers to the Company Disclosure Schedules) or in the Company SEC Documents, Company hereby represents and warrants to TWDC as follows:

Section 5.1 Due Organization, Good Standing and Corporate Power.

(a) Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Company and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their properties and assets and to carry on its business as it is now being conducted. Each of Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated or the nature of the business conducted by it makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The copies of the certificate of incorporation and bylaws of Merger Sub which were previously furnished or made available to Company are true, complete and correct copies of such documents as in effect on the date of this Agreement.

Section 5.2 Authorization and Validity of Agreement. Each of Company and Merger Sub has full corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Company and Merger Sub, as applicable, and the consummation by Company and Merger Sub of the Transactions, have been duly authorized and unanimously approved by the Company Board of Directors and the Merger Sub Board of Directors, and no other corporate action on the part of Company or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements or the consummation of the Transactions. This Agreement and the Ancillary Agreements have been duly executed and delivered by Company and Merger Sub and, to the extent Company or Merger Sub is a party thereto, each is a valid and binding obligation of Company or Merger Sub, as applicable, and enforceable against Company and Merger Sub, as applicable, in accordance with their terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.

Section 5.3 Corporate Authority Relative to this Agreement; No Violation. Assuming (a) the filings required under the HSR Act are made and the waiting periods thereunder (if applicable) have been terminated or expired, (b) the filings (if any) required under the Communications Act are made, the FCC Consent is granted and has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended and any applicable requirements of the FCC pursuant to the Communications Act are met, (c) the applicable requirements of the Securities Act and the Exchange Act are met, (d) the requirements under any applicable state securities or blue sky Laws are met, (e) the requirements of the NYSE in respect of the listing of the shares of Company Common Stock to be issued pursuant hereto are met and (f) the filing of the Certificate of Merger and other appropriate Merger documents, if any, as required by the DGCL, is made, the execution and delivery of this Agreement and the Ancillary Agreements by Company and Merger Sub, as applicable, and the consummation by Company and Merger Sub of the Transactions, do not and will not: (w) violate or conflict with any provision of their respective certificates of incorporation or bylaws; (x) violate or conflict with any Law or Order of any Governmental Authority applicable to Company or any of its Subsidiaries; (y) require any filing with, or License, consent or approval of, or the giving of any notice to, any Governmental Authority; or (z) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration, or result in the creation of any Encumbrance upon any of the properties or assets of Company or any of its Subsidiaries or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Company is a party, excluding in the case of clauses (w) through (z) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations and creations and impositions of Encumbrances which would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.4 Company Reports and Financial Statements.

(a) As of their respective filing dates (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by Company under the Securities Act or under the Exchange Act (the “Company SEC Documents”) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and none of such Company SEC Documents when filed (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained an untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements included in the Company SEC Documents (including any related notes and schedules) fairly present in all material respects the financial position of Company and its Subsidiaries as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, subject, where appropriate, to normal year-end adjustments, in each case in accordance with past practice and GAAP during the periods involved (except as otherwise stated therein). Since January 1, 2003, Company has timely filed all reports, registration statements and other documents required to be filed with the SEC under the rules and regulations of the SEC. The books and records of Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

(b) Undisclosed Liabilities. Except as set forth in the Company SEC Documents filed prior to the date hereof, Company does not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of such Company SEC Documents, (ii) liabilities or obligations not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto and (iii) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.5 Capitalization.

(a) The authorized capital stock of Company consists solely of 700,000,000 shares of capital stock, of which 200,000,000 are classified and designated as preferred stock, par value $0.01 per share, of Company (“Company Preferred Stock”). As of February 6, 2006, no shares of Company Preferred Stock and 112,803,126 shares of Company Common Stock were issued and outstanding, and 9,175,216 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Company Options. All issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable. As of the date of this Agreement, and except for shares issuable pursuant to the Company Options and the Company Convertible Notes, there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to Company Common Stock or any capital stock equivalent or other nominal interest in Company or any of its Subsidiaries which relate to Company (“Company Equity Interests”), pursuant to which Company or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Company Equity Interests. There are no Contracts or commitments to which Company is a party relating to the issuance, sale or transfer of any equity securities or other securities of Company.

(b) The authorized capital stock of Merger Sub consists solely of 1,000 shares of Merger Sub Common Stock.

Section 5.6 Affiliate Transactions. Except for this Agreement and the Ancillary Agreements there are no transactions or Contracts between or among (a) Company or any of its Subsidiaries, on the one hand, and (b) Company’s Affiliates (other than wholly-owned Subsidiaries of Company) and other Persons, on the other hand, of the type that are required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 5.7 Information to be Supplied. The information supplied or to be supplied by Company for inclusion in the Information Statement/Prospectus to be included in the Registration Statement will not, (a) on the date of its filing, (b) in the case of the Registration Statement, at the time the Registration Statement becomes effective under the Securities Act or (c) in the case of the Information Statement/Prospectus, on the date(s) on which the Information Statement/Prospectus is mailed to TWDC Stockholders and Company Stockholders, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Absence of Certain Changes or Events.

(a) Except (i) as specifically contemplated or permitted by this Agreement or the Ancillary Agreements, as applicable; (ii) as set forth in the financial statements as of and for the year ended December 31, 2004 and as of and for the nine-month-period ended September 30, 2005, in each case included in the Company SEC Documents and (iii) for changes resulting from the announcement of this Agreement or the Transactions, the business of Company has, since September 30, 2005, been conducted in all material respects only in the ordinary course, and there has not been any event (including any damage, destruction or loss, whether or not covered by insurance), that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Since September 30, 2005 through the date hereof, there has not been (i) any declaration, setting aside or payment of or dividend on, or other distribution (whether in cash, stock or property) in respect of, Company or any of its Subsidiaries’ capital stock, or other equity or voting interests, except for dividends in respect of Company Common Stock in an amount not to exceed $0.18 per quarter per share and dividends by a wholly-owned Subsidiary of Company to its stockholders; (ii) any purchase, redemption or other acquisition of any shares of capital stock of, or other equity or voting interests in, Company or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other interests, except for repurchases of shares of

Company Common Stock in accordance with past practice; (iii) any split, combination or reclassification of any of Company’s capital stock or other equity or voting interests or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of, or other equity or voting interest in, Company; (iv) other than as would be permitted by Section 6.2(j) hereof, any change in accounting principles, practices or methods by Company or any of its Subsidiaries that would adversely affect the business of Company; (v) any settlement or similar written agreement the performance of which will involve a material payment after the execution of this Agreement; (vi) any loan to any Company Employee that was not made in the ordinary course of business consistent with past practice or any loan to any director, officer or member of management of Company or any of its Subsidiaries; or (vii) any increase in the compensation payable to any Company Employee or any material amendment of any Company Benefit Plan or other benefits to which Company Employees are entitled, except for increases or amendments (A) required by applicable Law, (B) in the ordinary and usual course of business consistent with past practice or (C) permitted by Section 6.2(h) hereof.

Section 5.9 Actions; Litigation.

(a) No Action against Company or any of its Subsidiaries is pending or, to Company’s Knowledge, threatened, except with respect to such Actions the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) There is no Order against Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.10 Compliance with Laws; Certain Licenses.

(a) Except with respect to Environmental matters, Tax matters, employee benefits and labor matters (which are addressed in Section 5.12, Section 5.13, Section 5.14 and Section 5.15, respectively), Company and its Subsidiaries are in compliance, in all material respects, with all Laws and Orders of any Governmental Authority applicable to any of them or their respective operations, except to the extent that such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Company and its Subsidiaries hold all Licenses that are required for the conduct of its business as currently conducted and are in compliance, in all material respects, with the terms of all such Licenses so held, except, in the case of each of the foregoing, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.11 FCC Licenses; Operations of Licensed Facilities. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) Company and its Subsidiaries have operated their respective radio stations (the “Company Radio Stations”) for which Company and such Subsidiaries hold Licenses issued to Company and such Subsidiaries by the FCC and set forth on Section 5.11(a) of the Company Disclosure Schedules attached hereto (the “Company FCC Licenses”), in each case which Company Radio Stations are owned or operated by Company and such Subsidiaries (the “Company Licensed Facilities”), in compliance, in all material respects, with the terms of such Company FCC Licenses and the Communications Act. Section 5.11(a) of the Company Disclosure Schedules sets forth a complete list of all Company FCC Licenses and all Company LMA Facilities and all pending applications filed by or on behalf of any Company Radio Station and any Company LMA Facility;

(b) To Company’s Knowledge, each Company Radio Station for which Company or any of its Subsidiaries provides programming or advertising services pursuant to a local marketing or joint sales agreement (the “Company LMA Facilities”) has been operated in compliance, in all material respects, with the terms of the Licenses issued by the FCC to the owner of such Company LMA Facility (the “Company LMA FCC Licenses”);

(c) Company and its Subsidiaries have timely filed or made all material applications, reports and other disclosures required by the FCC to be made with respect to the Company Licensed Facilities and have timely paid all FCC regulatory fees with respect thereto;

(d) Company and its Subsidiaries have, and are the authorized legal holders of, all Licenses necessary for or used in the operation of the business of the Company Licensed Facilities in substantially the same manner as it is now being conducted;

(e) To Company’s Knowledge, the third parties with which Company and its Subsidiaries have entered into local marketing agreements or joint sales agreements with respect to Company LMA Facilities have, and are the authorized legal holders of, the Company LMA FCC Licenses necessary for or used in the operation of the business of the respective Company LMA Facility to which such local marketing or joint sales agreement relates;

(f) All Company FCC Licenses and, to Company’s Knowledge, Company LMA FCC Licenses, are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, and are not subject to any conditions except for conditions applicable to radio licenses generally or as otherwise disclosed on the face of the Company FCC Licenses or Company LMA FCC Licenses and have been issued for full terms customarily issued;

(g) There is not now issued, outstanding or pending, or to Company’s Knowledge, threatened, by or before the FCC, any complaint, investigation, order to show cause, cease and desist order, notice of violation, notice of apparent liability or notice of forfeiture against Company or to Company’s Knowledge the third parties with which Company and its Subsidiaries have entered into local marketing agreements or joint sales agreements relating to any Company Licensed Facility. To Company’s Knowledge, there is not now issued, outstanding, pending, or threatened, by or before the FCC, any complaint, investigation, order to show cause, cease or desist order, notice or violation, notice of apparent liability or notice of forfeiture against any third parties with which Company or its Subsidiaries have entered into local marketing agreements or joint sales agreements relating to any Company LMA Facility;

(h) No application is pending for the renewal of any of the Company FCC Licenses or, to Company’s Knowledge, any of the Company LMA FCC Licenses and Company is not aware of any reason that could reasonably be expected to result in a refusal by the FCC to renew the Company FCC Licenses or the Company LMA FCC Licenses for a full term in the normal course upon timely filing a complete and properly executed application for renewal and payment of all applicable filing fees;

(i) There is not pending nor, to Company’s Knowledge, is there threatened, any action or proceeding by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the Company FCC Licenses or the Company LMA FCC Licenses (other than rulemaking proceedings affecting the radio broadcasting industry generally);

(j) The Company and its Subsidiaries are in compliance in all material respects with all requirements of the Federal Aviation Administration with respect to the construction and/or alteration of the Station’s antenna structures, and, where required, “no hazard” determinations for each antenna structure have been obtained, and where required, each antenna structure has been registered with the FCC;

(k) Company or its Subsidiaries are entities legally and financially qualified under the Communications Act to enter into this Agreement and to hold the TWDC FCC Licenses. Neither the Company nor its Subsidiaries have any Knowledge of any fact that would, under existing law (including the Communications Act) and existing rules, regulations and practices of the FCC, disqualify the Company or its Subsidiaries as a transferee of the TWDC FCC Licenses, or as owner and operator of the TWDC Licensed Facilities. Neither the Company nor its Subsidiaries will take any action that it knows or has reason to know would cause such disqualification and neither the Company nor its Subsidiaries will fail to take any action if it knows or has reason to know that the failure to take such action would cause such disqualification;

(l) To Company’s Knowledge, there are no facts, conditions or events relating to Company or any of its Subsidiaries, or to any of the Company Licensed Facilities, that could reasonably be expected to cause the FCC to (i) deny or designate for hearing any of the FCC Applications or (ii) impose any materially adverse condition in connection with approval of the transfer of control of the Company or any of its Subsidiaries holding Company FCC Licenses to Surviving Corporation (other than conditions imposed as result of rulemakings affecting the radio broadcasting industry generally); and

(m) Except as set forth in Section 5.11(m) of the Company Disclosure Schedules, neither Company nor any of its Subsidiaries has any applications filed by or on behalf of any Company Radio Station pending before the FCC.

Section 5.12 Environmental Matters.

(a) Each of Company and its Subsidiaries has obtained all material Licenses and other authorizations under Environmental Laws required for the conduct and operation of its business and has been and is in compliance, in all material respects, with the terms and conditions contained therein and is in compliance, in all material respects, with all applicable Environmental Laws.

(b) Neither Company nor any of its Subsidiaries is subject to any material contractual environmental indemnification obligation regarding businesses currently owned or operated by Company or regarding properties currently owned or leased by Company, except pursuant to leases set forth on Section 5.12(b) of the Company Disclosure Schedules.

(c) There are no material Environmental Claims pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries.

(d) There is no condition on, at or under any property currently or to Company’s Knowledge formerly owned, leased or used by Company or any of its Subsidiaries or created by Company’s or any of its Subsidiary’s operations that would reasonably be expected to create a material liability under applicable Environmental Laws.

(e) There are no past or present actions, activities, circumstances, events or incidents with respect to Company or any of its Subsidiaries (including to Company’s Knowledge any offsite disposal of, or exposure to, any Hazardous Materials) that would reasonably be expected to form the basis of a material claim under Environmental Laws or create material liability under applicable Environmental Laws.

(f) Company has made available to TWDC all Phase I environmental reports and other environmental assessment reports or documents regarding material Environmental Claims in its or any of its Subsidiaries’ possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by Company, any of its Subsidiaries or any predecessor in interest thereto, and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by Company, any of its Subsidiaries or any other Person on, under, about or from any of the properties currently or formerly owned or leased, or otherwise in connection with the use or operation of any of the properties and assets of Company or any of its Subsidiaries, or their respective businesses and operations.

Section 5.13 Tax Matters.

Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, provided, however, that the representation in clause (g) below is made without regard to any materiality qualifier:

(a) All Returns required to be filed by or with respect to Company or any of its Subsidiaries for all Taxable Periods have been timely filed. All such Returns (i) were prepared in the manner required by applicable Law, (ii) are true, correct, and complete in all respects and (iii) accurately reflect the liability for Taxes of Company and its Subsidiaries.

(b) Company and each of its Subsidiaries have paid, or caused to be paid, all Taxes due and/or assessed, whether or not shown (or required to be shown) on a Return, and have provided a sufficient reserve for the payment of all Taxes not yet due and payable without regard to deferred tax assets and liabilities on the consolidated financial statements of Company and its Subsidiaries included in Company SEC Documents filed prior to the date hereof. No adjustment relating to any Return of or including Company or any of its Subsidiaries has been proposed or threatened formally or informally by any taxing authority.

(c) Company and each of its Subsidiaries have complied (and until the Closing Date will comply) in all respects with the provisions of the Code relating to the withholding and payment of Taxes, including the withholding and reporting requirements under Sections 1441 through 1446, 3401 through 3406, and 6041 through 6049 of the Code and related regulations, as well as similar provisions under any other Laws, and have, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Governmental Authorities all amounts required.

(d) There are no examinations or other administrative or court Actions relating to Taxes in progress or pending with respect to the Company or any if its Subsidiaries nor has Company or any of its Subsidiaries received a revenue agent’s or similar report asserting a Tax deficiency by the IRS or any relevant state, local or foreign taxing authorities.

(e) There are no security interests on any of the assets of Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes and, except for liens for real and personal property Taxes that are not yet due and payable, there are no liens for any Tax upon any asset of Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries have entered into a closing agreement pursuant to Section 7121 of the Code.

(f) No extension of time with respect to any date on which a Return was or is to be filed by Company or any of its Subsidiaries is in force, and no waiver or agreement by Company or any of its Subsidiaries is in force for the extension of time for the assessment or payment of any Taxes. Neither Company nor any of its Subsidiaries have granted a power of attorney to any Person with respect to any Taxable Period.

(g) Neither Company nor any of its Subsidiaries has been a member of an (i) affiliated group (within the meaning of Section 1504 of the Code) or (ii) affiliated, combined, consolidated, unitary, or similar group for state or local Tax purposes, other than the group of which Company is the common parent.

(h) Neither Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) None of Company or any of its Affiliates has engaged in any listed transaction, or any reportable transaction the principal purpose of which was tax avoidance, within the meaning of Sections 6011, 6111 and 6112 of the Code.

(j) All outstanding Company Options other than the Company Convertible Notes and Company Options included in the Company Diluted Shares Outstanding were issued to Persons who are not ten-percent shareholders or controlling shareholders of Company (in each case within the meaning of Treasury Regulations Section 1.355-7(h)) in transactions to which section 83 or section 421(a) or (b) of the Code applied in connection with the performance of services as an employee, director, or independent contractor for Company or one of its Subsidiaries as compensation that is not excessive by reference to the services performed.

Section 5.14 Employee Benefits.

(a) Section 5.14(a) of the Company Disclosure Schedules lists each material Company Benefit Plan. Company has heretofore delivered or made available to TWDC, to the extent requested by TWDC, true and complete copies of each Company Benefit Plan, any related trust or other funding vehicle, the most recent annual reports or summaries required to be prepared or filed under ERISA or the Code and the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code.

(b) Neither Company nor any of its ERISA Affiliates has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full, and no condition exists that would reasonably be expected to result in Company incurring any such liability.

(c) Except as a result of the consummation of the Transaction or as a result of any actions taken by TWDC, with respect to each Company Benefit Plan that is a “multiemployer pension plan” (as defined in Section 3(37) of ERISA), neither Company nor any of its ERISA Affiliates have made or suffered a “complete withdrawal” or “partial withdrawal” (as such terms are defined respectively in Sections 4203 and 4205 of ERISA).

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA, the Code and the Laws of any other Governmental Authority. Except as would not result in a material liability to Company, all contributions required to be made with respect to any Company Benefit Plan have been timely made. There are no pending or, to Company’s Knowledge, threatened Actions by, on behalf of or against any of the Company Benefit Plans or any assets thereof, other than routine Actions for benefits under such plans.

(e) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that they and the trusts maintained thereunder are exempt from taxation under Section 401(a) or Section 501(a) of the Code, respectively, and each trust maintained under any Company Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements, and in any such case, no event has occurred or condition is known to exist that would reasonably be expected to adversely affect such tax-qualified status for any such Company Benefit Plan or any such trust.

(f) Except as otherwise provided in or contemplated by this Agreement, the consummation of the Transactions shall not result, by itself or in conjunction with any other event, in the payment or acceleration of any amount, or acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any Company Employee or director of Company. Without limiting the generality of the foregoing, no amount paid or payable by the Company or any of its Subsidiaries in connection with the Transactions (either solely as a result thereof or as a result of such Transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

Section 5.15 Labor Matters.

(a) Except as would not, in the case of clauses (i)(B), (ii) or (iii), (iv) and (v) below, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) Neither Company nor any of its Subsidiaries is a party to, or bound by, any (A) collective bargaining agreement or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated;

(ii) Neither Company nor any of its Subsidiaries is the subject of any Action asserting that Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment nor, to Company’s Knowledge, is any such Action threatened; and

(iii) Company and all of its Subsidiaries are in compliance, in all material respects, with their obligations pursuant to WARN and all other notification and bargaining obligations arising under any collective bargaining agreement, Law or otherwise.

(b) No strike, work stoppage or lockout involving Company or any of its Subsidiaries has occurred during the two year period prior to the date hereof, is pending or, to Company’s Knowledge, threatened.

(c) To the Company’s Knowledge, there have been no Actions initiated by any labor organization to represent any employees of Company not currently represented by a labor organization within the past two years nor, to Company’s Knowledge, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor organization.

(d) Company is in material compliance with all applicable U.S. and non-U.S. Laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and “leased employees” (within the meaning of Section 414(n) of the Code) of Company including all such U.S. and non-U.S. Law and Contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers’ compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current, and prospective employees, independent contractors and leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to Company’s Knowledge, neither Company nor any of its Subsidiaries is in material breach of any collective bargaining agreement that applies to any Company Employee nor is any labor union or labor organization that is party to any such collective bargaining agreement in material default thereunder.

Section 5.16 Intellectual Property.

(a) Company and its Subsidiaries own all right, title, and interest in and to, or otherwise have the right to use, pursuant, to the Company’s Knowledge, to a valid and enforceable written license, the Intellectual Property used or held for use in the business of Company as currently conducted and material to Company’s business (the “Company Intellectual Property”), free, in the case of Intellectual Property owned by Company or any of its Subsidiaries, of all Encumbrances except for licenses granted in the ordinary course of business.

(b) No Action or Order is pending, nor to Company’s Knowledge, threatened, with respect to any Company Intellectual Property owned by Company or any of its Subsidiaries alleging that any such Company Intellectual Property, or the use thereof, or the operation of its business, Infringes the rights of others or challenging the ownership, validity, patentability, enforceability, registrability or use of any Company Intellectual Property, and neither Company nor any of its Subsidiaries is subject to any outstanding Order or other dispute involving any third-party Intellectual Property and to Company’s Knowledge, no such Order or other dispute is threatened.

(c) To Company’s Knowledge, none of the Company Intellectual Property owned or used by Company or any of its Subsidiaries Infringes the Intellectual Property rights of others or is being Infringed by others.

(d) To Company’s Knowledge, no current or former employee of, or consultant to, Company or any of its Subsidiaries owns any right, title or interest in or to any Company Intellectual Property (excluding professional stage names) authored, developed or otherwise created by such employee or consultant, whether with any other Person, during his or her employment or other engagement with Company or any of its Subsidiaries, and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Company Intellectual Property that constitutes a trade secret of Company or any of its Subsidiaries has been disclosed to any third party other than pursuant to a valid written agreement to protect the confidentiality of such trade secret.

Section 5.17 Material Contracts.

(a) Section 5.17(a) of the Company Disclosure Schedules sets forth each of the following that Company or any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) or any Contract or other commitment that would be such a “material contract” but for the exception for contracts entered into in the ordinary course of business;

(ii) any non-competition agreements or any other Contract that materially limits or will materially limit any of Company or its Subsidiaries from engaging in their respective businesses;

(iii) any Contract with respect to any partnerships, joint ventures or strategic alliances material to Company;

(iv) any Contract pursuant to which any of Company or its Subsidiaries has or will incur Indebtedness;

(v) any agreement with on-air talent or employees providing services to Company or its Subsidiaries that involves a commitment for annual consideration in excess of $500,000;

(vi) any Contract other than with on-air talent or employees that provides for annual payments in excess of $1,000,000 by or to Company; and

(vii) any Contract that provides for annual payments in excess of $250,000 and contains a “change of control” provision.

The Contracts required to be set forth on Section 5.17(a) of the Company Disclosure Schedules are referred to herein as the “Company Material Contracts”.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company Material Contracts are valid and in full force and effect, against Company or its Subsidiary which is party thereto and, to Company’s Knowledge, the counterparty thereto, and constitute legal, valid and binding obligations of Company or its Subsidiary which is party thereto and, to Company’s Knowledge, the counterparty thereto, enforceable by Company or the Subsidiary which is a party thereto in accordance with their terms except to the extent that such enforceability (i) may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c) Neither Company or any of its Subsidiaries is in material breach or default under (and no event has occurred, and none of Company or any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with notice or the passage of time or both would constitute a material breach or default under) any Company Material Contract nor, to Company’s Knowledge, is any other party to any Company Material Contract in material default thereunder, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.18 Board Approval; Vote Required.

(a) Board Approval. Each of the Company Board of Directors, by unanimous vote taken at a meeting duly called and held, and the Merger Sub Board of Directors, by unanimous written consent of the directors in lieu of a meeting, have (i) determined that this Agreement, the Ancillary Agreements and the Transactions (including the Merger), taken together, are advisable, fair and in the best interest of Company and Merger Sub and their respective stockholders and (ii) approved this Agreement, the Ancillary Agreements and the Transactions (including the Merger). The Company Board of Directors, at a meeting duly called and held, by unanimous vote has approved and declared advisable the issuance of Company Common Stock in the Merger.

(b) Vote Required. The only approvals or consents of the holders of any class or series of capital stock necessary to adopt this Agreement, the Ancillary Agreements and approve the Merger and the Transactions is the affirmative votes of Company, as the sole stockholder of Merger Sub, and of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), which Company shall obtain by written consent pursuant to Section 228 of the DGCL on the date hereof immediately following the execution and delivery of this Agreement. The affirmative vote of Company, as the sole stockholder of Merger Sub and the execution and delivery to the secretary of Company of the Principal Stockholders Written Consent, in the form attached to the Support Agreement, are sufficient to adopt this Agreement, the Ancillary Agreements and approve the Merger, the Ancillary Agreements and the Transactions, including the issuance of shares of

Company Common Stock in the Merger, and no other corporate proceedings are necessary to adopt or approve this Agreement, the Ancillary Agreements or to consummate the Merger or the Transactions, other than the Board approval referred to in Section 5.18(a).

Section 5.19 Assets. Company and its Subsidiaries have good, valid and marketable title to, or in the case of leased properties and assets, a valid leasehold interests in, all of the tangible assets of Company and its Subsidiaries that are necessary to carry on the business of Company and its Subsidiaries substantially as currently conducted, except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to be materially adverse to Company and its Subsidiaries, taken as a whole, in each case subject to no Encumbrances, except for (i) Encumbrances reflected in the Company SEC Documents; (ii) Encumbrances consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property by Company or any of its Subsidiaries; (iii) Encumbrances for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created; (iv) mechanic’s, materialmen’s and similar Encumbrances arising in the ordinary course of business or by operation of Law; and (v) any conditions that are shown on the surveys, title policies, deeds or other such documents previously delivered by Company to TWDC with respect to such real property.

Section 5.20 Operations of Merger Sub. Merger Sub is a direct, wholly-owned Subsidiary of Company, was formed solely in connection with the Transactions and has engaged in no business activities other than in connection with the performance of its obligations hereunder and under the Ancillary Agreements.

Section 5.21 Brokers or Finders. Except for JPMorgan Chase and Merrill Lynch & Co., copies of whose engagement agreements have been or will be provided to TWDC, neither Company nor any of its Subsidiaries has employed any investment banker, broker, finder or intermediary in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Transactions and any such fee or commission, and any costs or expenses incurred in connection therewith shall be borne solely by Company.

Section 5.22 Opinion of Financial Advisor. The Company Board of Directors has received opinions of JPMorgan Chase and Merrill Lynch & Co. to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Company Stockholders.

Section 5.23 Takeover Laws. No “fair price,” “moratorium,” “control share acquisition,” “business combination,” “stockholder protection” or other similar anti-takeover statute or regulation enacted under the DGCL or the Law of any other jurisdiction will apply to this Agreement, the Ancillary Agreements or the Transactions.

Section 5.24 TWDC Securities. Neither Company nor any of its Subsidiaries owns any TWDC Securities.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Business Pending the Merger. Following the date of this Agreement and until the earlier of the Effective Time or the termination of this Agreement, except in connection with the Restructuring or as contemplated or permitted by this Agreement or the Ancillary Agreements or described in Section 6.1 of the TWDC/Spinco Disclosure Schedules or to the extent that Company shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, TWDC and Spinco agree, as to themselves and their respective Subsidiaries, as applicable:

(a) Ordinary Course. Each of TWDC and Spinco shall conduct the Business, and TWDC and Spinco shall cause their respective Subsidiaries, as applicable, to conduct the Business only in, and shall not take any action with respect to the Business except in, the ordinary course of business and in a manner consistent in all material respects with past practice and, with respect to the Business only, shall use reasonable efforts to preserve intact its current business organization, maintain its material rights and Licenses, keep available the services of its current officers, business unit managers and other key employees and preserve its relationships with its customers, suppliers and others having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect as of the Effective Time.

(b) Dividends; Changes in Stock. Spinco shall not, nor shall TWDC or Spinco permit any of the Spinco Subsidiaries to, nor shall any of the Spinco Entities propose to:

(i) declare, set aside or pay any dividends on or make other distributions in respect of any shares of the capital stock or partnership interests of any of the Spinco Entities (whether in cash, securities, property or any combination thereof), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests, all of which shares of capital stock or partnership interests (with the exception of directors’ qualifying shares and other similarly nominal holdings required by Law to be held by Persons other than Spinco or the wholly-owned Spinco Subsidiaries), as applicable, of the applicable corporation or partnership are owned directly or indirectly by TWDC;

(ii) split, combine or reclassify any of the capital stock of any of the Spinco Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of any of the Spinco Entities; or

(iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any of the Spinco Entities to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of Spinco’s securities or any securities of any of the Spinco Subsidiaries, including shares of Spinco Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

(c) Issuance of Securities. Neither TWDC nor Spinco shall, nor shall they permit any of their respective Subsidiaries, as applicable, to (i) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of any Spinco Entity’s capital stock of any class or (B) any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, in any Spinco Entity (it being understood that this Section 6.1(c) shall not restrict the issuance of shares of TWDC Common Stock or TWDC Options or other securities convertible into or exercisable or exchangeable for TWDC Common Stock other than any issuance of any of the foregoing to any Business Employee (except that shares of TWDC Common Stock may be issued to any Business Employee upon exercise of a TWDC Option currently outstanding or the occurrence of a payment event under any of the TWDC RSUs currently outstanding)) or (ii) with respect to the Business Employees, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement (other than as may be required by Law), in each case other than pursuant to Section 3.2(b) or Section 3.3 hereof.

(d) Governing Documents. Neither TWDC nor Spinco shall amend or propose to amend or otherwise change Spinco’s or any Spinco Subsidiary’s certificate of incorporation or bylaws or similar governance documents, nor shall TWDC or Spinco permit any Spinco Subsidiary to amend or propose to amend or otherwise change its certificate of incorporation or bylaws or similar governance documents, in each case except to the extent required to comply with applicable Law, the provisions of this Agreement or the Ancillary Agreements.

(e) Acquisitions. Spinco shall not, nor shall TWDC or Spinco permit any of the Spinco Subsidiaries to, in a single transaction or a series of transactions, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (excluding the acquisition of assets having a fair market value not exceeding $50,000,000 in the aggregate).

(f) Dispositions. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business only, or Spinco permit any of the Spinco Subsidiaries to, in a single transaction or a series of related transactions, sell, lease, pledge, encumber or otherwise dispose of, or agree to sell, lease, pledge, encumber, transfer, license or otherwise dispose of, any of its assets (other than Contracts, which are governed by Section 6.1(l) hereof) (excluding the disposition of assets having a fair market value not exceeding $50,000,000 in the aggregate).

(g) Indebtedness. Spinco shall not, nor shall TWDC or Spinco permit any of the Spinco Subsidiaries to:

(i) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of any of the Spinco Entities or guarantee any debt securities of others or enter into any lease other than in connection with operating leases in the ordinary course of business consistent with past practice;

(ii) issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money or otherwise;

(iii) make any loans, advances, capital contributions to or investments in any other Person except (A) loans or advances by it or any of its wholly-owned Subsidiaries to it or any of its wholly-owned Subsidiaries, (B) investments or capital contributions in any of its wholly-owned Subsidiaries, (C) as required by binding Contracts in effect as of the date hereof or (D) in the ordinary course of business consistent with past practice; provided that the aggregate amount of such loans, advances, capital contributions to or investments in any other Person made in reliance on this clause (D) shall not exceed $10,000,000; or

(iv) authorize capital expenditures or purchases of fixed assets other than in the ordinary course of business consistent with past practice;

which, in the case of clauses (i), (ii), (iii) or (iv) above, would obligate Spinco or the Surviving Corporation to pay any amounts, or assume any obligations to be performed by Spinco or the Surviving Corporation, at or after the Effective Time.

(h) Employee Arrangements. Except pursuant to the terms of any collective bargaining agreements in effect as of the date hereof, as contemplated by this Agreement, or as otherwise required by applicable Law or as a result of collective bargaining, neither TWDC, with respect to the Business only, nor Spinco shall, nor shall either of them permit any of its respective Subsidiaries, as applicable, to:

(i) grant any increases in the compensation (including bonus and incentive compensation) or fringe benefits of any Business Employee, except in the ordinary course of business consistent with past practice;

(ii) pay or agree to pay to any Business Employee any pension, retirement allowance, severance benefit or other material employee benefit not required or contemplated by any of the existing Business Benefit Plans as in effect on the date hereof;

(iii) except in the ordinary course of business consistent with past practice, enter into any new, or terminate or amend any existing, employment, severance or termination Contract or other arrangement with any Business Employee or his or her representative;

(iv) become obligated under any new pension plan, welfare plan, employee benefit plan (including any equity incentive plan), severance plan, benefit arrangement or similar plan or arrangement of any Spinco Entity that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof, except in each case as would not result in a material increase in the annual aggregate cost (based on TWDC’s historical annual aggregate cost) of maintaining such pension plan, welfare plan, employee benefit plan, severance plan, trust, fund, policy or arrangement;

(v) implement any plant closing or layoff that could implicate WARN; or

(vi) make any loan to (x) any director, officer or member of senior management of a Spinco Entity, or (y) except in the ordinary course of business consistent with past practice and in compliance with applicable Laws, to any other Business Employee.

(i) No Liquidation or Dissolution. Neither TWDC, with respect to the Business only, nor Spinco shall adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, consummation of the Transactions.

(j) Accounting Methods. Neither TWDC nor Spinco shall make any material change in Spinco’s or the Business’ methods of accounting or procedures in effect at October 1, 2005 except (i) as required by changes in GAAP, (ii) as may be made in response to SEC guidance, in each case, as concurred with by TWDC’s or Spinco’s independent auditors or (iii) as may be required in connection with the Transaction, so long as any such changes are in accordance with GAAP, and neither TWDC nor Spinco shall change Spinco’s fiscal year.

(k) Affiliate Transactions. Neither TWDC, nor Spinco shall, nor shall TWDC or Spinco permit any of their respective Subsidiaries to, enter into or amend any Contract or arrangement with respect to the Business with any of their respective Affiliates which Contract or arrangement would be required to be disclosed by Spinco under Item 404 of Regulation S-K if Spinco were required to file reports with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act.

(l) Contracts. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business only, or Spinco permit any of the Spinco Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend, terminate or enter into any Business Material Contract, or waive, release or assign any material rights or claims of any Spinco Entity thereunder.

(m) Settlement of Litigation. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business only, or Spinco permit any of the Spinco Subsidiaries to, pay, discharge, satisfy or settle any Action (absolute, accrued, asserted or unasserted, contingent or otherwise) if such payment, discharge, satisfaction or settlement would (i) require any material payment by Spinco following the Effective Time or (ii) restrict Spinco from operating the Business in any material respect or require the taking of any action by Spinco that would materially and adversely affect the operation of the Business, in each case following the Effective Time.

(n) Restrictive Agreements. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business only, or Spinco permit any of the Spinco Subsidiaries to, enter into any Contract or arrangement that limits or otherwise restricts any Spinco Entity in any material respect, or that would, following the Effective Time, limit or restrict any Spinco Entity in any material respect from engaging in the Business.

(o) Ancillary Agreements. At or prior to the Separation Date, TWDC and Spinco shall execute and deliver the Ancillary Agreements.

(p) Intellectual Property. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business, or Spinco permit any of the Spinco Subsidiaries to, sell, transfer, license (except in connection with any radio network), abandon, let lapse, encumber or otherwise dispose of any Intellectual Property that is necessary to carry on the Business substantially as currently conducted, except, in each case, in the ordinary course of business.

(q) Certain Agreements. TWDC, with respect to the Business only, and Spinco shall not, nor shall TWDC permit any of its Subsidiaries, with respect to the Business, or Spinco permit any of the Spinco Subsidiaries to, agree in writing or otherwise to take any action (i) that would, or would reasonably be expected to, prevent, impair or materially delay the ability of TWDC or Spinco or any of their respective Subsidiaries to consummate the Transactions or (ii) inconsistent with the foregoing clauses (a) through (p).

Section 6.2 Conduct of Business by Company Pending the Merger. Following the date of this Agreement and until the earlier of the Effective Time or the termination of this Agreement, except as contemplated or permitted by this Agreement or the Ancillary Agreements or described in Section 6.2 of the Company Disclosure Schedules or to the extent that TWDC shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, Company and Merger Sub agree, as to themselves and their respective Subsidiaries, as applicable:

(a) Ordinary Course. Company shall conduct its business, and shall cause its Subsidiaries to conduct their businesses, and Company shall not take any action except, in the ordinary course of business and in a manner consistent in all material respects with past practice, and shall use reasonable efforts to preserve intact its current business organization, maintain its material rights and Licenses, keep available the services of its current officers, business unit managers and other key employees and preserve its relationships with its customers, suppliers and others having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect as of the Effective Time.

(b) Dividends; Changes in Stock. Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it or any of its Subsidiaries propose to:

(i) other than with respect to the Special Dividend and regular cash dividends in respect of Company Common Stock in an amount not to exceed $0.18 per quarter per share, declare, set aside or pay any dividends on or make other distributions in respect of any shares of the capital stock or partnership interests of Company or any of its Subsidiaries (whether in cash, securities, property or any combination thereof), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or partnership interests (with the exception of directors’ qualifying shares and other similarly nominal holdings required by Law to be held by Persons other than Company or its wholly-owned Subsidiaries), as applicable, of the applicable corporation or partnership are owned directly or indirectly by Company;

(ii) split, combine or reclassify any of the capital stock of Company or any of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock of Company or any of its Subsidiaries; or

(iii) other than repurchases of Company Common Stock in accordance with past practice or repurchases of Company Convertible Notes, in each case subject to Section 6.2 of the Company Disclosure Schedule, amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit Company or any of its Subsidiaries to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, including shares of Company Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

(c) Issuance of Securities. Company shall not, nor shall Company permit any of its Subsidiaries, to (i) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of Company’s or any of its Subsidiaries’ capital stock of any class or (B) any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, in Company or any of its Subsidiaries or (ii) accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any existing benefit, stock option compensation plan or arrangement (other than as may be required by Law), in each case other than pursuant to Section 3.2(b) or Section 3.3 hereof.

(d) Governing Documents. Company shall not amend or propose to amend or otherwise change Company’s certificate of incorporation or bylaws or similar governance documents, nor shall Company permit any of its

Subsidiaries to amend or propose to amend or otherwise change its certificate of incorporation or bylaws or similar governance documents, in each case, except to the extent required to comply with applicable Law, the provisions of this Agreement or the Ancillary Agreements.

(e) Acquisitions. Company shall not, nor shall Company permit any of its Subsidiaries to, in a single transaction or a series of transactions, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof (excluding the acquisition of assets having a fair market value not exceeding $50,000,000 in the aggregate).

(f) Dispositions. Company shall not, and shall not permit any of its Subsidiaries to, in a single transaction or a series of related transactions, sell, lease, pledge, encumber, transfer, license or otherwise dispose of, or agree to sell, lease, pledge, encumber, transfer, license or otherwise dispose of, any of its assets (other than Contracts, which are governed by Section 6.2(l) hereof) (excluding the disposition of assets having a fair market value not exceeding $50,000,000 in the aggregate).

(g) Indebtedness. Company shall not, and shall not permit any of its Subsidiaries to:

(i) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Company or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease other than in connection with operating leases in the ordinary course of business consistent with past practice;

(ii) issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person, for borrowed money or otherwise;

(iii) make any loans, advances, capital contributions to or investments in any other Person except (A) loans or advances by it or any of its wholly-owned Subsidiaries to it or any of its wholly-owned Subsidiaries, (B) investments or capital contributions in any of its wholly-owned Subsidiaries, (C) as required by binding Contracts in effect as of the date hereof, (D) in the ordinary course of business consistent with past practice; provided that the aggregate amount of such loans, advances, capital contributions to or investments in any other Person made in reliance on this clause (D) shall not exceed $10,000,000; or

(iv) authorize capital expenditures or purchases of fixed assets other than in the ordinary course of business consistent with past practice;

which, in the case of clauses (i), (ii), (iii) or (iv) above, would obligate Company or the Surviving Corporation to pay any amounts, or assume any obligations to be performed by Company or the Surviving Corporation, at or after the Effective Time.

(h) Employee Arrangements. Except pursuant to the terms of any collective bargaining agreements in effect as of the date hereof, as contemplated by this Agreement, or as otherwise required by applicable Law or as a result of collective bargaining, Company shall not, and shall not permit any of its Subsidiaries to:

(i) grant any increases in compensation (including bonus and incentive compensation) or fringe benefits of any Company Employee, except in the ordinary course of business consistent with past practice;

(ii) pay or agree to pay to any Company Employee any pension, retirement allowance, severance benefit or other material employee benefit not required or contemplated by any of the existing Company Benefit Plans as in effect on the date hereof;

(iii) except in the ordinary course of business consistent with past practice, enter into any new, or terminate or amend any existing, collective bargaining agreement, employment, severance or termination Contract or other arrangement with any Company Employee or his or her representative;

(iv) implement any plant closing or layoff that could implicate WARN;

(v) become obligated under any new pension plan, welfare plan, employee benefit plan (including any equity incentive plan), severance plan, benefit arrangement or similar plan or arrangement of Company or any of its Subsidiaries that was not in existence on the date hereof, or amend any such plan or arrangement in existence on the date hereof, except in each case as would not result in a material increase in the annual aggregate cost (based on Company’s historical annual aggregate cost) of maintaining such pension plan, welfare plan, employee benefit plan, severance plan, trust, fund, policy or arrangement;

(vi) make any loan to (x) any director, officer or member of senior management of Company, or (y) except in the ordinary course of business consistent with past practice and in compliance with applicable laws, to any other Company Employee.

(i) No Liquidation or Dissolution. Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, consummation of the Transactions.

(j) Accounting Methods. Company shall not, and shall not permit any of its Subsidiaries to, make any material change in Company’s methods of accounting or procedures in effect at September 30, 2005, except (i) as required by changes in GAAP and (ii) as may be made in response to SEC guidance in each case as concurred with by Company’s independent auditors, and Company shall not, and shall not permit any of its Subsidiaries to, change Company’s fiscal year.

(k) Affiliate Transactions. Company shall not, and shall not permit any of its Subsidiaries to, enter into or amend any Contract or arrangement with any of their respective Affiliates other than with wholly-owned Subsidiaries of Company, which Contract or arrangement would be required to be disclosed by Company under Item 404 of Regulation S-K.

(l) Contracts. Company shall not, and shall not permit any of its Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend, terminate or enter into any Company Material Contract, or waive, release or assign any material rights or claims of Company or any of its Subsidiaries thereunder.

(m) Settlement of Litigation. Company shall not, and shall not permit any of its Subsidiaries to, pay, discharge, satisfy or settle any Action (absolute, accrued, asserted or unasserted, contingent or otherwise) if such payment, discharge, satisfaction or settlement would (i) require any material payment by Company or the Surviving Corporation following the Effective Time or (ii) restrict Company or the Surviving Corporation from operating their respective businesses in any material respect or require the taking of any action by Company that would materially and adversely affect Company’s or the Surviving Corporation’s operation of their respective businesses, in each case following the Effective Time.

(n) Restrictive Agreements. Company shall not, and shall not permit any of its Subsidiaries to, enter into any Contract or arrangement that limits or otherwise restricts Spinco or any of its Subsidiaries in any material respect, or that would, following the Effective Time, limit or restrict Spinco or any of its Subsidiaries in any material respect from engaging in the Business.

(o) Intellectual Property. Company shall not, and shall not permit any of its Subsidiaries to, sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any Intellectual Property that is necessary to carry on the business of Company and its Subsidiaries as currently conducted, except, in each case, in the ordinary course of business.

(p) Certain Agreements. Company shall not, and shall not permit any of its Subsidiaries to, agree in writing or otherwise to take any action (i) that would, or would reasonably be expected to, prevent, impair or materially delay the ability of Company or any of its Subsidiaries to consummate the Transactions or (ii) inconsistent with the foregoing clauses (a) through (o).

Section 6.3 Preparation of Registration Statement and Information Statement/Prospectus.

(a) Promptly following the execution of this Agreement, TWDC, Spinco and Company shall prepare the Information Statement/Prospectus, and Company shall prepare and file with the SEC the Registration Statement, in which the Information Statement/Prospectus shall be included. TWDC and Spinco shall furnish to Company all information concerning it as is required by the SEC in connection with the preparation of the Registration Statement. Company shall use its reasonable efforts to have the Registration Statement declared effective under the Securities Act promptly after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions, and TWDC and Spinco shall use their reasonable efforts to assist Company in this regard. The Parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Information Statement/Prospectus and the Registration Statement, and advise one another of any oral comments received from the SEC with respect to the Information Statement/Prospectus and the Registration Statement. The Parties shall cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Information Statement/Prospectus or the Registration Statement. No amendment or supplement to the Information Statement/Prospectus or Registration Statement shall be filed without the approval of all of the Parties, which approval shall not be unreasonably withheld or delayed. Company will use its reasonable efforts to cause the Information Statement/Prospectus to be mailed to the Company Stockholders and TWDC will use its reasonable efforts to cause the Information Statement/Prospectus to be mailed to the TWDC Stockholders, in each case promptly after the Registration Statement is declared effective under the Securities Act. The Information Statement/Prospectus and the Registration Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

(b) In addition to the actions specified in Section 6.3(a), Company shall promptly take, or shall cause its officers to promptly take, any action required under Section 228 of the DGCL reasonably necessary to give operative effect to the Principal Stockholders Written Consent. Company shall, if necessary due to the invalidity or effective revocation of the Principal Stockholders Written Consent, call a meeting of the Company Stockholders (the “Company Stockholder Meeting”) in connection with the Transactions.

(c) If, at any time after the mailing of the definitive Information Statement/Prospectus, any event should occur that results in the Information Statement/Prospectus or the Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Information Statement/Prospectus or the Registration Statement, the Parties shall promptly notify the other Parties of the occurrence of such event and then promptly prepare, file and clear with the SEC such amendment or supplement and Company shall, as may be required by the SEC, mail to the Company Stockholders and the TWDC Stockholders each such amendment or supplement.

Section 6.4 No Solicitation.

(a) From the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement, Company agrees that neither it nor any of its Subsidiaries shall, and Company shall cause its directors, officers, partners, employees, advisors, Affiliates, representatives, agents and other intermediaries (including any accountants, financial or legal advisors, or other consultants) not to, (i) directly or indirectly, solicit, initiate or encourage any inquiry or proposal regarding a Company Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to a Company Acquisition Proposal, (iii) waive, amend or modify any standstill or confidentiality agreement (other than the Confidentiality Agreement) to which it or any of its Subsidiaries is a party, (iv) engage in any discussions or negotiations concerning a Company Acquisition Proposal or (v) otherwise facilitate any effort or attempt to make or implement a Company Acquisition Proposal or agree to, recommend or accept a Company Acquisition Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, Company or the Company Board of Directors shall be permitted, to the extent applicable, to comply with Rule 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a Company Acquisition Proposal; provided, however, that neither Company nor the Company Board of Directors nor any committee thereof shall approve or recommend, or propose publicly to approve or recommend, a Company Acquisition Proposal.

(c) From the date of this Agreement and prior to the earlier of the Effective Time or the termination of this Agreement, each of TWDC and Spinco agrees that neither it nor any of their respective Subsidiaries, as applicable, shall, and each of TWDC and Spinco shall cause its respective directors, officers, partners, employees, advisors, Affiliates, representatives, agents and other intermediaries (including any accountants, financial or legal advisors, or other consultants), not to (i) directly or indirectly, solicit, initiate or encourage any inquiry or proposal regarding a Spinco Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to a Spinco Acquisition Proposal, (iii) waive, amend or modify any standstill or confidentiality agreement (other than the Confidentiality Agreement) to which it or any of its Subsidiaries, is a party relating primarily to the Business, (iv) engage in any discussions or negotiations concerning a Spinco Acquisition Proposal, or (v) otherwise facilitate any effort or attempt to make or implement a Spinco Acquisition Proposal or agree to, recommend or accept a Spinco Acquisition Proposal and each of TWDC and Spinco shall request the return of any confidential information distributed to any such parties in connection with any such activities, discussions or negotiations.

Section 6.5 Tax Matters.

(a) Prior to the Effective Time, each of TWDC, Company and Spinco agrees that it will use its reasonable best efforts not to take or fail to take, and will cause its Subsidiaries and the Spinco Subsidiaries to use their reasonable best efforts, as applicable, not to take or fail to take, any action, which action or failure to take such action could cause (i) the transactions constituting the Separation not to constitute tax-free transactions for federal income tax purposes under Sections 332, 351, 355, 361, 368 and other applicable provisions of the Code (other than cash received in lieu of fractional shares, certain deferral gains in existence as of the date hereof and certain royalty free licenses), (ii) the Merger not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (iii) any failure to obtain the IRS Rulings.

(b) All sales and transfer taxes, deed taxes, conveyance fees, recording charges and similar taxes imposed as a result of the Separation (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes, shall be borne solely by TWDC. TWDC and Company shall cooperate in good faith to minimize, to the fullest extent possible under such Laws, the amount of any such Transfer Taxes payable in connection therewith.

(c) Between the date hereof and the Effective Time, TWDC and Company will cooperate in good faith to identify and agree to (in a manner consistent with the IRS Rulings and Opinions of Counsel) modify actions and/or specify additional actions (i) that may be taken by Company and Spinco that do not constitute a Restructuring Tainting Act (as defined in the Tax Sharing Agreement) and (ii) of Company and Spinco that shall be prohibited during the Restricted Period (as defined in the Tax Sharing Agreement).

(d) Prior to the filing of the Ruling Request, TWDC and Company shall use their reasonable best efforts to obtain from each of Farid Suleman and Forstmann Little & Co. a representation letter reasonably acceptable to their respective counsel relating to certain matters under Section 355(e) of the Code, such representations to be repeated when appropriate prior to the Effective Time.

Section 6.6 Cooperation. The Parties shall use their reasonable efforts to, together or pursuant to the allocation of responsibility set forth below or otherwise to be agreed upon between them take, or cause to be taken, the following actions:

(a) NYSE and Other Listings. Company shall prepare and file, and shall use reasonable efforts to have approved prior to the Effective Time, an application for the listing on the NYSE of the Company Common Stock to be issued pursuant to the Merger and shares of Company Common Stock to be reserved for issuance pursuant to any director or employee benefit plan or arrangement, subject to official notice of issuance prior to the Closing Date.

(b) Blue Sky Filings. Company shall take all such action as may be required under state securities or “blue sky” laws in connection with the issuance of shares of Company Common Stock pursuant to the Merger.

(c) Further Assistance. The Parties shall use their reasonable efforts to provide such further assistance as any of the other Parties may reasonably request in connection with the foregoing and with carrying out the purpose of this Agreement.

(d) Cooperation of Third Parties. Where the cooperation of any third parties, such as insurers or trustees, would be necessary in order for any Party to completely fulfill its obligations under this Agreement or any Ancillary Agreement, such Party will use its reasonable efforts to seek the cooperation of such third parties.

Section 6.7 Employee Matters.

(a) As of the Effective Time, the Business Employees shall cease to be employees of TWDC or its Subsidiaries (as applicable) and shall become or continue to be employees of Spinco or its Subsidiaries without any interruption in employment, and Spinco or its Subsidiaries shall be the sole employer of the Business Employees at the Effective Time. At the Effective Time, Spinco and its Subsidiaries shall not employ any individuals other than the Business Employees. The Business Employees (including Business Employees covered by collective bargaining agreements) shall be entitled to all compensation or benefits accrued and payable under each Business Benefit Plan other than a Spinco Benefit Plan (excluding any Business Benefit Plan providing severance or termination pay) immediately prior to the Effective Date, which shall be paid by TWDC in accordance with the terms and conditions of such Business Benefit Plans as if such Business employee terminated employment with the sponsor of or participating employer in such Business Benefit Plan at the Effective Time. With respect to each of the collective bargaining agreements that currently cover one or more Business Employees, the Company agrees to take all actions necessary so that, effective at the Effective Time, Spinco shall assume and be bound by such agreements with respect to the applicable Business Employees, or shall enter into substantially identical collective bargaining agreements with respect to the applicable Business Employees, in each case such that, among other things, Spinco shall assume and be bound by the obligations under such agreements to provide employee benefits to the applicable Business Employees in accordance with the terms thereof. The Company acknowledges that it shall have a duty to bargain, pursuant to the National Labor Relations Act, with any and all labor organizations certified or recognized as the bargaining representative for any Business Employees. Notwithstanding the foregoing, TWDC shall retain all liabilities under the current terms of the collective bargaining agreements (i) relating to Business Benefit Plans for collectively bargained Business Employees to the extent provided in Section 6.7(b) of this Agreement, (ii) for all retiree welfare benefit obligations (other than those for which Business Employees may meet the eligibility requirements following the Effective Time and for which Business Employees are intended to pay the entire cost of coverage), and (iii) for all retiree welfare benefit obligations under which former employees under such collective bargaining agreements are currently receiving benefits or are eligible to receive benefits.

(b) Except for the Spinco Benefit Plans, any Business Material Contract with any Business Employee and any other agreement with on-air talent or employees providing services to the Business, (i) Spinco shall not establish, maintain or assume any Benefit Plan as of the Effective Time, and (ii) Spinco shall not assume or be deemed to assume any liabilities (contingent or otherwise) or obligations related to or with respect to any Benefit Plan as of the Effective Time. TWDC or its ERISA Affiliates shall not assume any Company Benefit Plan, nor shall they assume or be deemed to assume any liabilities (contingent or otherwise) or obligations related to or with respect to any Company Benefit Plan or any other employee benefit plan, policy or arrangement of the Company or its ERISA Affiliates, regardless of when such liabilities or obligations may be incurred, reported or assessed.

(c) Except as required pursuant to any collective bargaining agreements, for a period of at least two years following the Effective Time, Company shall provide, or cause its Subsidiaries or Spinco to provide, to Business Employees (i) at least the same bonus opportunity (substantially consistent with past practice) and base wages and salaries as was provided by TWDC or its Subsidiaries to Business Employees immediately prior to the

Effective Time and (ii) employee benefits and fringe benefits under plans, programs and arrangements (other than equity-based plans) that are at least as favorable as the employee benefits and fringe benefits provided by Company to similarly situated employees of Company. Notwithstanding the foregoing, for a period of two years following the Effective Time, Company shall provide, or cause its Subsidiaries or Spinco to provide, except as required pursuant to any collective bargaining agreement entered into following the Effective Time, to the extent that the Business Employees participate in any such collective bargaining agreement, to all Business Employees who remain employed following the Effective Time, medical, dental, vision, life insurance and disability benefits and company automobiles in accordance with the terms set forth on Section 6.7(c) of the TWDC/Spinco Disclosure Schedule.

(d) Notwithstanding anything in Section 6.7(c) to the contrary and except as provided under any collective bargaining agreements, at and for a period of at least two years following the Effective Time, Company shall cause the Business Employees to be eligible for coverage under a severance or separation pay benefits plan that is at least as favorable as the severance or separation pay benefits plan provided by TWDC or its Subsidiaries to such Business Employees immediately prior to the Effective Time and, without limiting Section 6.7(d) hereof, with (i) any service prior to the Effective Time with TWDC or its Subsidiaries previously credited to Business Employees for such purpose to be credited under the severance or separation pay benefits plan of Spinco and (ii) eligibility for benefits under such Spinco plan to include employees who are constructively terminated as a result of a non de minimus reduction in position, title (for Vice Presidents or above), overall responsibilities, level of authority, level of reporting (for Vice Presidents or above), base compensation, annual incentive compensation opportunity, aggregate employee benefits to the extent inconsistent with Section 6.7(c) hereof, or a request that the participant’s location of employment be relocated by more than fifty (50) miles.

(e) To the extent that service is relevant for purposes of eligibility or vesting (other than benefit accrual under a defined benefit plan) under any Company Benefit Plan or any other employee benefit or fringe benefit plan, program or arrangement established or maintained by Company, Spinco or their Subsidiaries after the Effective Time for the benefit of Business Employees, such plan, program or arrangement shall credit Business Employees for service on or prior to the Effective Time with TWDC or its Subsidiaries, as the case may be, to the same extent credited for such purposes under the comparable plan, program or arrangement immediately prior to the Effective Time. Following the Effective Time, Company shall cause each “employee welfare plan” (as defined in Section 3(1) of ERISA) covering Business Employees (i) to reduce each such eligible employee’s (and his or her eligible dependents) annual deductible limits under such plans for the plan year in which the Effective Time occurs to the extent deductible expenses were incurred and recognized for comparable purposes under the comparable Business Benefit Plan immediately prior to the Effective Time, and (ii) to the extent waived under the Business Benefit Plans, to waive any pre-existing condition limitations or exclusions that do not apply to such employees immediately prior to the Effective Time.

(f) On or prior to the Closing Date, TWDC shall deliver to Company a list setting forth (i) the names of all of the Business Employees, (ii) the date of employment and title or job position of each such Business Employee, and (iii) the total annual salary, wages, bonus or other compensation of each such Business Employee. In addition, on or prior to the Closing Date, TWDC shall deliver to the Company information relating to the expenses incurred by the Business Employees that count against annual deductible limits and co-payments limits of the “employee welfare plans” covering Business Employees.

(g) Following the date of this Agreement and until the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice, and subject to collective bargaining agreements and applicable Law in the case of union employees, TWDC shall make available to Company all Business Employees for the purpose of interviewing during normal business hours; provided that such interviews shall not unreasonably interfere with any of the operations of the Business or the operations of TWDC or any of its Subsidiaries. TWDC shall furnish to Company such employee information and records as Company may reasonably request.

Section 6.8 Competition Approvals; FCC Approvals; IRS Rulings.

(a) Competition Approvals. (i) The Parties shall, as promptly as practicable, make their respective filings and any other required or requested submissions under the HSR Act, promptly respond to any requests for additional information from the FTC or the DOJ, and cooperate in the preparation of, and coordinate, such filings, submissions and responses (including the exchange of drafts between each Party’s outside counsel) so as to reduce the length of any review periods and (ii) subject to the terms and conditions of this Agreement, each of the Parties shall use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws and regulations to consummate and make effective the Transactions, including providing information and using their reasonable efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary registrations and filings and to lift any injunction or other legal bar to the Transactions, as promptly as practicable, and to take all other actions necessary to consummate the Transactions contemplated hereby in a manner consistent with applicable Law, it being understood that this Section 6.8(a) does not address any filings required under the Communications Act or the IRS Rulings (which are addressed in Section 6.8(b) and Section 6.8(d), respectively). Without limiting the generality of the foregoing, TWDC, Company and Spinco agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable efforts to obtain any government clearances (other than the FCC Consent) required to consummate the Merger (including through compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests (other than by the FCC) for information, and to contest and resist any Action, and to have vacated, lifted, reversed or overturned any Order (other than the FCC Consent), that restricts, prevents or prohibits the consummation of the Transactions, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action. The Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade Law, and will provide one another with copies of all material communications from and filings with, any Governmental Authorities (other than the FCC) in connection with the Transactions contemplated hereby. Any filing fees required to be paid by the Parties under the HSR Act shall be borne one-half by Spinco and one-half by Company.

(b) FCC Approvals.

(i) As promptly as practicable after the date of this Agreement (but in no event later than 15 Business Days following the date of this Agreement), the Parties shall file with the FCC the applications requesting FCC consent to transfer of control of (A) the Subsidiaries of TWDC or Spinco holding the TWDC FCC Licenses and (B) the Company or any of its Subsidiaries holding Company FCC Licenses (“FCC Applications”). The Parties shall diligently take, or cooperate in the taking of, all necessary, desirable and proper actions, provide any additional information reasonably required or requested by the FCC, and otherwise use their reasonable efforts to obtain promptly the requested consent and approval of the applications by the FCC;

(ii) Each Party will keep the other informed of any material communication (including any meeting, conference or telephonic call), and will provide the other copies of all correspondence between it (or its advisors) and the FCC, and each Party will permit the other Parties to review any material communication relating to the FCC Applications to be given by it to the FCC. Each Party shall notify the other Parties hereto in the event it becomes aware of any other facts, actions, communications, or occurrences that might directly or indirectly affect the Parties’ intent or ability to effect prompt FCC approval of the FCC Applications. The Parties will jointly be responsible for the process of dealing with the FCC with respect to the Transactions, including the timing (subject to the express limitations on timing set forth in this Section 6.8(b)), negotiation and determination of any actions proposed to be taken by the Parties or their respective Subsidiaries. The Parties shall oppose any petitions to deny or other objections filed with respect to the FCC Applications and any requests for reconsideration or judicial review of the FCC Consent. Notwithstanding the foregoing in this Section 6.8(b), no Party will be required to take any action under this

Section 6.8(b) that is inconsistent with applicable Law. The fees required by the FCC for the filing of the FCC Applications shall be borne one-half by Spinco and one-half by Company;

(iii) In order to avoid disruption or delay in the processing of the FCC Applications, the Parties agree, as part of the FCC Applications, to request that the FCC apply its policy permitting license transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more license renewal applications. The Parties agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings to assume the position of applicant with respect to any pending license renewal applications, and to assume the risks relating to such applications. Each of the Parties agree not to, and shall not permit any of their respective Subsidiaries to, take any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Consent; and

(iv) The Parties acknowledge that license renewal applications may be pending before the FCC with respect to the TWDC FCC Licenses and the Company FCC Licenses (each such station the license for which is subject to a renewal application, a “Renewal Station” and each such pending license renewal application a “Renewal Application”). To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications, the Parties shall be permitted to enter into tolling agreements with the FCC with respect to the relevant Renewal Application, to extend, for a period of up to three years following the date of renewal, the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints that such Renewal Station aired programming that contained obscene, indecent, or profane material (a “Tolling Agreement”). The Parties shall consult in good faith with each other prior to entering any such Tolling Agreement.

(c) Required Actions. Without limiting the generality of the undertakings pursuant to this Section 6.8, the Company shall proffer to (A) sell or otherwise dispose of, or hold separate and agree to sell or otherwise dispose of such assets, categories of assets or businesses of Company, its Subsidiaries, any of the Spinco Entities or the Business, and (B) terminate such existing relationships and contractual rights and obligations of Company, its Subsidiaries, any of the Spinco Entities or the Business (and, in each case, to enter into agreements with the FCC, the FTC or the DOJ, as the case may be, giving effect thereto) in each case with respect to the foregoing clauses (A) or (B), if such action is necessary or reasonably advisable for the purpose of promptly obtaining the FCC’s, the FTC’s or the DOJ’s approval of the Transactions, as the case may be.

(d) IRS Rulings and Opinions.

(i) TWDC and Spinco shall use their reasonable best efforts to seek, as promptly as practicable, one or more private letter rulings from the IRS, in form and substance reasonably satisfactory to TWDC (the “IRS Rulings”), and one or more Opinions of Counsel, to the effect that (x) the transactions that comprise the Restructuring shall qualify as nonrecognition transactions under Section 332, 351, 355, 361 or 368 of the Code, (y) the Distribution shall qualify as a nonrecognition transaction to TWDC and its stockholders under Section 355(a) of the Code, and (z) the Merger shall qualify as a reorganization under Section 368 of the Code. The IRS Rulings and Opinions of Counsel may be based upon customary factual statements, representations and covenants by the Parties, their Subsidiaries and their stockholders consistent with the existing published guidance of the IRS, including Revenue Procedures 83-59, 86-42, 90-52, 96-30 and 2003-48 (including, in the case of Section 4.03 of Revenue Procedure 2003-48, which adds new section 4.08(12) to Revenue Procedure 96-30, the representation described in subsection (ii) thereof), in each case with appropriate modifications to reflect the particular facts of the Transactions (collectively, the “Representations”). For this purpose, Company acknowledges that compliance with Section 4.04(b), (c) and (d) of the Tax Sharing Agreement is required by the Representations. Company agrees to cooperate and use its reasonable best efforts to, and to cause its Subsidiaries and its stockholders to, assist in obtaining the IRS Rulings and the Opinions of Counsel, including providing such appropriate information and representations as the IRS or Dewey Ballantine LLP shall require in connection with the IRS Rulings or Opinions of Counsel.

(ii) TWDC shall be responsible for the preparation and filing of all ruling requests and supplements thereto to be submitted to the IRS in connection with the IRS Rulings (the “IRS Submissions”). Prior to submitting any IRS Submission, TWDC shall provide Company with a reasonable opportunity to review and comment on a draft of the IRS Submission; provided, however, with respect to statements or representations relating to Company or, after the Merger, Spinco, Company shall have the right to approve such statements or representations prior to filing, such approval not to be unreasonably withheld, delayed or conditioned, and TWDC shall furnish Company with copies of all IRS Submissions as submitted to the IRS. Notwithstanding the foregoing, TWDC may redact from any IRS Submission any information (“Redactable Information”) that (y) TWDC, in its good faith judgment, considers to be confidential information or legal analysis/qualifications which in either case are not germane to Company’s or Spinco’s obligations under this Agreement or any Ancillary Agreement and (z) is not (and is not reasonably expected to become) a part of any other publicly available information.

(iii) In the event that (y) TWDC is not able to obtain any of the IRS Rulings and Opinions of Counsel, or (z) in obtaining the IRS Rulings and Opinions of Counsel, the Parties would be required to make factual statements, representations and/or covenants that differ materially from the Representations and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, in the aggregate, a significant adverse effect on TWDC and its Subsidiaries, taken as whole (provided that solely for purposes of determining whether the magnitude of such effect is “significant,” such effect shall be measured relative to the Spinco Entities only and TWDC and its Subsidiaries (other than the Spinco Entities) shall be disregarded) (a “TWDC Adverse Impact”), on the one hand, or a significant adverse effect on the Company and its Subsidiaries, taken as a whole (including by affecting Company’s ability to take actions in the ordinary course of operating a radio station or radio network, such as programming changes (including changes in format), adoption and change of call signs, contracts and other relationships with talent, sales, employment and labor matters, capital expenditures, ordinary-course acquisitions and dispositions of assets, acquisitions for cash or debt, and ordinary (i.e., non-equity-linked and not part of an investment unit) “straight” debt financing and refinancing as described in Section 1361 of the Code, but without regard to the identity of the borrower or the lender) (a “Company Adverse Impact”), on the other hand, TWDC, Spinco and Company shall use their reasonable best efforts to restructure the Transactions in a manner that will preserve the economics of the Transactions to TWDC, Spinco, Company, TWDC Stockholders and Company Stockholders and result in the receipt of such rulings and opinions.

(iv) If, despite the Parties’ efforts, TWDC is not able to obtain any of the IRS Rulings and Opinions of Counsel, or may only obtain such rulings and opinions by providing factual statements, representations and/or covenants that differ materially from the Representations and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, a TWDC Adverse Impact, TWDC may terminate this Agreement pursuant to Section 8.1(i) hereof.

(v) If despite the Parties’ efforts, TWDC may only obtain the IRS Rulings and Opinions of Counsel by providing factual statements, representations and/or covenants that differ materially from the Representations and the differences in such factual statements, representations and/or covenants would reasonably be expected to result in, individually or in the aggregate, a Company Adverse Impact, Company may terminate this Agreement pursuant to Section 8.1(j) hereof.

(vi) TWDC and Company shall cooperate with each other in obtaining, and shall use their respective reasonable best efforts to obtain (and shall cause their respective Subsidiaries and stockholders to cooperate in obtaining and use their reasonable best efforts to obtain), a written opinion of their respective tax counsel, Kirkland & Ellis LLP, in the case of the Company, and Dewey Ballantine LLP, in the case of TWDC and Spinco, in form and substance reasonably satisfactory to the Company and TWDC, respectively (each such opinion, a “Merger Tax Opinion”), dated as of the Effective Time, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code. Each of the Parties shall deliver to Kirkland & Ellis LLP and Dewey Ballantine LLP for purposes of the Merger Tax Opinions (and shall cause their Subsidiaries and stockholders to deliver) reasonably requested representations and covenants reasonably satisfactory in form and substance to Kirkland & Ellis LLP and Dewey Ballantine LLP.

Section 6.9 Access.

(a) Subject to Section 6.17 hereof, upon reasonable notice, each of TWDC, with respect to the Business only, Spinco and Company shall, throughout the period prior to the earlier of the Effective Time or the termination of this Agreement, afford to each other and each other’s respective officers, employees, accountants, counsel and other authorized representatives, reasonable access to its officers, employees, consultants and representatives and, during normal business hours, in a manner that does not unreasonably interfere with business and operations, to its and its Subsidiaries’ and the Spinco Subsidiaries’ officers, properties, Contracts, commitments, books, records (including Returns filed and those in preparation, work papers and other materials relating to Taxes), papers, plans and drawings and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities Laws, and shall use their respective reasonable efforts to cause its respective representatives to furnish promptly to the other such additional financial and operating data and other information, including environmental information, as to its and its Subsidiaries’ and the Spinco Subsidiaries’ respective businesses and properties as the other or its duly authorized representatives, as the case may be, may reasonably request, and instruct its employees, legal counsel, financial advisors, auditors and other authorized representatives to cooperate with the other in such other Party’s investigation; provided, however, that the foregoing shall not permit any Party to conduct any invasive or destructive environmental sampling, testing or analysis on the other Party’s property.

(b) For the purposes of this Section 6.9, all communications, including requests for information or access, pursuant to this Section 6.9, shall only be made by and among representatives of each of TWDC, Spinco and Company, each of whom shall initially be designated in writing by each of TWDC, Spinco and Company, respectively, and may be replaced with a substitute representative by TWDC, Spinco or Company from time to time upon reasonable written notice to the other Parties.

(c) Notwithstanding the foregoing, neither TWDC, with respect to the Business, Spinco, Company nor their respective Subsidiaries, as applicable, shall be required to provide any information to the extent that any such Person is legally obligated to keep such information confidential or otherwise not to provide such information or to the extent that such access would constitute a waiver of the attorney-client privilege. Each of Company, Spinco and TWDC will, and will cause their respective Subsidiaries to hold, and will direct its and their officers, employees, investment bankers, attorneys, accountants and other advisors and representatives to hold, any and all information received from any of the Parties, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

Section 6.10 Director and Officer Indemnification; Insurance.

(a) Company shall for a period of at least six years after the Effective Time, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors or officers of TWDC, Spinco, Company, Merger Sub and their respective Subsidiaries, and each individual who prior to the Effective Time becomes a director or officer of TWDC, Spinco, Company, Merger Sub and their respective Subsidiaries, to the maximum extent allowed under applicable Law in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement or the Ancillary Agreements and the consummation of the Transactions contemplated hereby and thereby).

(b) Company shall maintain in effect for each of the applicable Persons referred to in clause (a) above for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance of at least the same coverage, and containing terms and conditions which are, in the aggregate, no less advantageous to the insured, as the current policies of directors’ and officers’ liability insurance maintained by TWDC or Company, with respect to claims arising from facts or events that occurred on or before the Effective Time.

Section 6.11 Rule 145 Affiliates. TWDC shall, at least 30 days prior to the Effective Time, cause to be delivered to Company a list, reviewed by its counsel, identifying all Persons who are, at the Effective Time,

“affiliates” of Spinco for purposes of Rule 145 promulgated under the Securities Act (each, a “Rule 145 Affiliate”). TWDC shall furnish such information and documents as Company may reasonably request for the purpose of reviewing such list. TWDC shall use its reasonable efforts to cause each Person who is identified as a Rule 145 Affiliate in the list furnished pursuant to this Section 6.11 to execute a written agreement, substantially in the form of Exhibit B attached hereto, at least 15 days prior to the Effective Time.

Section 6.12 Public Announcements. TWDC, Spinco and Company shall consult with each other prior to making any press release or public announcement relating to the Transactions and shall not issue any such press release or make any such public announcement prior to such consultation and without the consent of the other Parties, which consent shall not be unreasonably withheld, except as may be required by applicable Law, Order or by obligations pursuant to any listing agreement with any national securities exchange, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement.

Section 6.13 Defense of Litigation. Each of TWDC, Spinco and Company shall use its reasonable efforts to defend against all Actions in which such Party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the Transactions. None of TWDC, Spinco or Company shall settle any such Action or fail to perfect on a timely basis any right to appeal any judgment rendered or Order entered against such Party therein without having previously consulted with the other Parties. Each of TWDC, Spinco and Company shall use all reasonable efforts to cause each of its Affiliates, directors and officers to use all reasonable efforts to defend any such Action in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 6.13 to the same extent as if such Person was a Party.

Section 6.14 Notification of Certain Events. Each of the Parties shall promptly notify the other Parties of: (a) the occurrence, or nonoccurrence, of any event the occurrence or nonoccurrence of which could reasonably be expected to cause any representation or warranty of such Party in this Agreement to be untrue or inaccurate if the effect thereof would be that the condition to Effective Time set forth in Section 7.2(a) or Section 7.3(a) hereof, as applicable, would be incapable of being fulfilled as of the Closing Date; (b) the occurrence, or nonoccurrence, of any event the occurrence or nonoccurrence of which could reasonably be expected to cause a Company Material Adverse Effect or a Business Material Adverse Effect, as applicable; and (c) the breach by such Party of any covenant or agreement set forth in this Agreement to be performed or complied with by it prior to the Effective Time and, as a result thereof, the condition set forth in Section 7.2(a) or Section 7.3(a) hereof, as applicable, would be incapable of being fulfilled as of the Closing Date; provided, however, that (i) delivery of any notification or information pursuant to this Section 6.14 shall be for notification purposes only and shall not expand or limit the rights or affect the obligations of any Party hereunder or give rise to any other liability on the part of any Party, and (ii) the failure to have complied with this Section 6.14 shall not constitute a breach or have any implications on any Party’s rights or obligations hereunder or give rise to any liability on the part of any Party.

Section 6.15 Section 16 Matters. Prior to the Effective Time, Company, TWDC and Spinco shall take all actions as may be required to cause any (i) dispositions of Spinco Common Stock or TWDC Common Stock (including derivative securities with respect thereto) or (ii) acquisitions of Spinco Common Stock or Company common Stock (including derivative securities with respect thereto) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company or TWDC, or will become subject to such reporting requirements with respect to Company, to be exempt under Rule 16b-3, promulgated under the Exchange Act.

Section 6.16 Accounting Matters.

(a) In connection with the information regarding Spinco and the Business provided by TWDC and Spinco specifically for inclusion or incorporation by reference in the Registration Statement, TWDC and Spinco shall use their reasonable efforts to cause to be delivered to Company two letters from TWDC’s and Spinco’s independent public accountants, one dated approximately the date on which the Registration Statement shall become effective and one dated the Closing Date, each addressed to TWDC, Spinco and Company, in form and substance reasonably satisfactory to Company and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

(b) In connection with the information regarding Company provided by Company specifically for inclusion or incorporation by reference in the Registration Statement, Company shall use its reasonable efforts to cause to be delivered to TWDC and Spinco two letters from Company’s independent public accountants, one dated approximately the date on which the Registration Statement shall become effective and one dated the Closing Date, each addressed to TWDC, Spinco and Company, in form and substance reasonably satisfactory to TWDC and Spinco and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

Section 6.17 Confidentiality. TWDC and Company acknowledge that they have previously executed the Confidentiality Agreement, which shall continue in full force and effect in accordance with its terms. TWDC agrees that it shall not terminate, amend, modify or waive any provision of any confidentiality agreement entered into with third parties since January 1, 2004 in connection with the divestiture of the Business.

Section 6.18 Control of Other Party’s Business. Nothing contained in this Agreement shall give TWDC or Spinco, directly or indirectly, the right to control or direct Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall give Company or Merger Sub, directly or indirectly, the right to control or direct TWDC’s, or Spinco’s operations prior to the Effective Time. Prior to the Effective Time, each of TWDC, Spinco, Company and Merger Sub shall exercise and be responsible for, consistent with the terms and conditions of this Agreement and applicable Law (including the HSR Act and the Communications Act), complete control and supervision over their respective operations, including, in the case of TWDC and Spinco, complete control and supervision of all programs, employees, finances and policies of the Business.

Section 6.19 Debt Instruments. Except as set forth in Section 6.19 of the Company Disclosure Schedules, prior to or at the Effective Time, TWDC and each of its Subsidiaries, with respect to obligations of the Business only, and Company and each of its Subsidiaries shall use their reasonable efforts to prevent the occurrence, as a result of the Transactions, of a change in control or any event that constitutes a default (or an event that, with notice or lapse of time or both, would become a default) under any debt instrument of any such entity, including debt securities registered under the Securities Act, including by seeking an amendment or waiver of any such change in control or default; provided, however, that neither TWDC, Company nor any of their respective Subsidiaries shall be required to pay any amounts in connection therewith without the prior written consent of such Party. Each of TWDC and Spinco shall use its reasonable efforts to cause all conditions to the issuance of the Spinco Debt to be satisfied or waived prior to the Closing.

Section 6.20 Non-Solicitation of Employees.

(a) TWDC agrees that, for a period of six months from and after the Closing Date it shall not, and it shall cause its Subsidiaries not to, without the prior written consent of Spinco, directly or indirectly, solicit to hire or hire (or cause or seek to cause to leave the employ of the Spinco Entities), or enter into a consulting agreement with, any key Business Employee who (i) has a title of senior vice president or higher or (ii) is on-air talent, unless such Person ceased to be an employee of any Spinco Entity prior to such action by TWDC or any of its Subsidiaries (other than Spinco).

(b) The restrictions set forth in the foregoing clause (a) shall not apply to (i) general solicitations (such as advertisements) for employment placed by TWDC or any of its Subsidiaries and not specifically targeted at the employees of any Spinco Entity, (ii) responding to or hiring any employee of any Spinco Entity who contacts TWDC or any of its Subsidiaries without any prior solicitation (other than as permitted by clause (i) above) or (iii) any employee of any Spinco Entity who responds to search firm inquiries (so long as not directed to solicit such person) conducted on behalf of TWDC or any of its Subsidiaries.

(c) Company and Spinco hereby agree that their sole remedy in the event of a breach of the covenant contained in this Section 6.20, whether willful or inadvertent, will be an injunction preventing such employment, and that they will not under any circumstances be entitled to monetary damages from TWDC, any of its Affiliates or any such employee with respect to any such breach.

Section 6.21 Covenant Not To Compete.

(a) In furtherance of the Transactions, TWDC covenants and agrees that, for a period ending on the third (in the case of clause (i)) or second (in the case of clause (ii)) anniversary of the Closing Date, neither TWDC nor any of its Subsidiaries shall, without the prior written consent of Company, (i) own or operate any broadcast radio station which is operated pursuant to a License issued by the FCC in any of the Territories, except for stations that carry the programming of the ESPN Radio™ network or the Radio Disney™ network, (ii) distribute audio programming for broadcasting over a group of affiliated terrestrial radio stations in the United States (collectively, the “TWDC Competing Business”); provided, however, that nothing set forth in this Section 6.21 shall prohibit TWDC or its Subsidiaries from: (i) engaging in any business included in the Excluded Assets and conducted by TWDC or any of its Subsidiaries (excluding Spinco) immediately prior to the Closing Date and described in Section 6.21 of the TWDC/Spinco Disclosure Schedules; (ii) engaging in the production, development or licensing of content; (iii) the operation of the ESPN Radio Network or the Radio Disney Network (or any derivative thereof); (iv) owning any interest acquired as a creditor in bankruptcy or otherwise than by a voluntary investment decision; or (v) acquiring the assets or capital stock or other equity interests of any other Person engaged in a TWDC Competing Business, provided that in the case of clause (v) such TWDC Competing Business is divested or terminated within 24 months of its acquisition unless the end of such 24-month period occurs after the end of the term of this Section 6.21 in which case the divestiture obligation shall not be operative.

(b) The Parties agree that the covenants included in this Section 6.21 are, taken as a whole, reasonable in their geographic and temporal coverage, and no Party shall raise any issue of geographic or temporal reasonableness in any proceeding to enforce such covenant; provided, however, that if the provisions of this Section 6.21 should ever be deemed to exceed the time or geographic limitations or any other limitations permitted by applicable Law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the minimum extent required by applicable Law to cure such problem.

(c) The Parties acknowledge and agree that in the event of a breach of the provisions of this Section 6.21, monetary damages shall not constitute a sufficient remedy. Consequently, in the event of any such breach, the non-breaching Party may, in addition to any other rights and remedies existing in its favor, apply to any court of Law or equity of competent jurisdiction for specific performance and/or preliminary and final injunctive relief or other relief in order to enforce or prevent any violation of the provisions hereof.

Section 6.22 Post-Closing Cooperation. Subject to the terms and conditions hereof, each Party agrees to use its reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for each of TWDC, Spinco and Company, to effectuate the provisions of this Agreement.

ARTICLE VII

CONDITIONS OF THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by each Party to the extent permitted by applicable Law:

(a) The Separation shall have been consummated in accordance with the Separation Agreement;

(b) The Company Stockholder Approval shall have been obtained, be in full force and effect and a period of at least 20 calendar days shall have elapsed from the date the Information Statement/Prospectus was first mailed to the Company Stockholders; provided that if the Company Stockholder Approval is not obtained by written consent pursuant to Section 228 of the DGCL, the Company Stockholder Approval shall have been obtained by the affirmative vote of at least a majority of the outstanding Company Common Stock at the Company Stockholder Meeting;

(c) All consents, approvals and authorizations of any Governmental Authority required for the consummation of the Transactions (other than under the HSR Act or the Communications Act) shall have been obtained and shall be in full force and effect at the Effective Time, except those consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Company Material Adverse Effect;

(d) All consents or approvals of each Person required for the consummation of the Transactions under any Contract to which TWDC or Company or their respective Subsidiaries shall be a party, or by which their respective properties and assets are bound, shall have been obtained (in each case without the payment or imposition of any material costs or obligations) and shall be in full force and effect at the Effective Time, except (i) where the failure to so obtain such consents and approvals would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect or a Company Material Adverse Effect or (ii) to the extent that reasonably acceptable alternative arrangements, including arrangements with respect to Delayed Transfer Assets pursuant to the Separation Agreement, relating to the failure to obtain any such consent or approval are otherwise provided for;

(e) Any applicable waiting period under the HSR Act relating to the Transactions shall have expired or been terminated;

(f) (i) The Registration Statement shall have been declared effective in accordance with the Securities Act and the Exchange Act and shall not be the subject of any stop order or Actions seeking a stop order and no similar Action in respect of the Information Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn, and (ii) the shares of Spinco Common Stock to be issued in the Distribution and the Merger and such other shares to be reserved for issuance in connection with the Transactions shall have been approved for listing on the NYSE, subject to official notice of issuance;

(g) No Order issued by any Governmental Authority of competent jurisdiction (other than the FCC) or other legal impediment preventing or making illegal the consummation of the Transactions shall be in effect; provided, however, that the Parties shall use their reasonable efforts to have any such Order (other than the FCC) vacated; and

(h) The FCC Consent shall have been issued and shall be in full force and effect.

Section 7.2 Additional Conditions to the Obligations of TWDC and Spinco. The obligations of TWDC and Spinco to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by TWDC to the extent permitted by applicable Law:

(a) The representations and warranties of Company and Merger Sub contained in this Agreement (disregarding all materiality or Company Material Adverse Effect qualifications or exceptions) shall be true and correct in all respects in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) Company and Merger Sub shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time;

(b) Company shall have delivered to TWDC a certificate, dated as of the Effective Time, of the Chief Executive Officer and Chief Financial Officer of Company (on Company’s behalf and without any personal liability) certifying the satisfaction by Company and Merger Sub of the conditions set forth in Section 7.2(a) hereof;

(c) TWDC and Spinco shall have received an opinion of Dewey Ballantine LLP, in form and substance reasonably satisfactory to TWDC and Spinco and dated as of the Closing Date, (i) to the effect that the Merger will constitute a “reorganization” for federal income tax purposes within the meaning of Section 368(a) of the Code and (ii) addressing such federal income tax matters as TWDC and Spinco may request regarding the Separation to the extent such matters are not addressed in the IRS Rulings (the “TWDC Tax Opinion”). In rendering such TWDC Tax Opinion, Dewey Ballantine LLP may require and rely upon customary representations contained in certificates of officers of TWDC, Company, Spinco and others;

(d) Company shall have entered into and delivered to TWDC the Ancillary Agreements to which it or any of its Subsidiaries is a party;

(e) TWDC shall have received the IRS Rulings in form and substance satisfactory to TWDC (taking into account any changes pursuant to Section 6.8(d) hereof);

(f) Prior to the Distribution, Spinco shall have incurred Spinco Debt in the amount and on the terms and conditions set forth in the Spinco Debt Commitment Letter;

(g) Prior to the Closing Date, each of the Stockholder Arrangements shall have been terminated and be of no further force and effect to the extent set forth on Section 1.1 (Stockholder Arrangements) of the Company Disclosure Schedules.

Section 7.3 Additional Conditions to the Obligations of Company and Merger Sub. The obligations of Company and Merger Sub to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, by Company to the extent permitted by applicable Law:

(a) (i) The representations and warranties of TWDC relating to TWDC and Spinco contained in this Agreement (disregarding all materiality or Business Material Adverse Effect qualifications or exceptions) shall be true and correct in all, in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date, which shall be true and correct as of the specified date), except where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Business Material Adverse Effect and (ii) TWDC and Spinco shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time;

(b) TWDC shall have delivered to Company a certificate, dated as of the Effective Time, of the Senior Executive Vice President and Chief Financial Officer of TWDC (on TWDC’s behalf and without any personal liability) certifying the satisfaction by TWDC of the conditions set forth in the foregoing clause (a);

(c) Spinco shall have delivered to Company a certificate, dated as of the Effective Time, of the Vice President of Spinco (on Spinco’s behalf and without any personal liability) certifying the satisfaction by Spinco of the conditions set forth in the foregoing clause (a);

(d) Company shall have received an opinion of Kirkland & Ellis LLP, in form and substance reasonably satisfactory to Company and dated as of the Closing Date, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code (the “Company Tax Opinion”). In rendering such Company Tax Opinion, Kirkland & Ellis LLP may require and rely upon customary representations contained in certificates of officers of TWDC, Company, Spinco and others;

(e) The applicable TWDC Entities and Spinco shall have entered into the applicable Ancillary Agreements; and

(f) Spinco shall have furnished to Company a certification in accordance with Treasury Regulations Section 1.1445-2(c) certifying that stock in Spinco is not a real property interest because Spinco is not and has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, substantially in the form attached hereto as Exhibit C.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Transactions by the stockholders of Company or the stockholder of Spinco:

(a) by the mutual written consent of TWDC and Company;

(b) by either TWDC or Company if the Effective Time shall not have occurred on or before February 6, 2007, provided that such date may be extended by either TWDC or Company (by written notice thereof to the other party) up to and including August 6, 2007 in the event that all of the conditions to the Merger, other than the condition set forth in Section 7.1(h) shall have been or are capable of being satisfied at the time of such extension (the latest applicable date shall be referred to herein as the “Termination Date”), unless the failure of the Effective Time to have occurred by the Termination Date shall be due to the failure of the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) to perform or observe in all material respects the covenants and agreements of such party set forth herein;

(c) by Company (so long as Company is not then in material breach of any covenant, representation or warranty or other agreement contained herein), if there has been a material breach by TWDC or Spinco of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue in any material respect, in either case such that Section 7.3(a) hereof would be incapable of being satisfied, and such breach or condition has not been cured within 30 Business Days following receipt by TWDC or Spinco, if applicable, of notice of such breach;

(d) by TWDC (so long as TWDC is not then in material breach of any covenant, representation or warranty or other agreement contained herein), if (i) there has been a material breach by Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or any such representation and warranty shall have become untrue in any material respect, in either case such that Section 7.2(a) hereof would be incapable of being satisfied, and such breach or condition has not been cured within 30 Business Days following receipt by Company of notice of such breach or (ii) the condition contained in Section 7.2(e) hereof shall be incapable of being satisfied;

(e) by either TWDC or Company if any Law or Order by any Governmental Authority preventing or prohibiting consummation of the Transactions shall have become final and nonappealable;

(f) by TWDC, if the Principal Stockholders Written Consent is rendered invalid for reasons other than (i) the willful breach of Section 6.3(b) hereof by Company, (ii) the willful breach of the Support Agreement by any Principal Stockholder or Company or (iii) any Principal Stockholder’s effective revocation of the Principal Stockholders Written Consent; provided, that TWDC shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if (x) Company has provided notice to TWDC that it proposes to cure such invalidity by convening the Company Stockholder Meeting pursuant to the second sentence of Section 6.3(b) hereof and Company thereafter uses its reasonable best efforts to convene the Company Stockholder Meeting or (y) Company has otherwise cured such invalidity after receipt of TWDC’s consent to such cure, such consent not to be unreasonably withheld;

(g) by TWDC, if the Principal Stockholders Written Consent has not become effective under applicable Law due to (i) the willful breach of Section 6.3(b) hereof by Company, (ii) the willful breach of the Support Agreement by any Principal Stockholder or Company or (iii) any Principal Stockholder’s effective revocation of the Principal Stockholders Written Consent;

(h) by TWDC or Company, if Company is required pursuant to the second sentence of Section 6.3(b) to hold the Company Stockholder Meeting and the Company Stockholder Approval is not obtained at the Company Stockholder Meeting;

(i) by TWDC in accordance with Section 6.8(d)(iv) hereof; or

(j) by Company in accordance with Section 6.8(d)(v) hereof.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 will give written notice of such termination to the other Party, specifying the provision pursuant to which such termination is effected.

Section 8.2 Effect of Termination; Fees and Expenses.

(a) If this Agreement is terminated by TWDC or Company pursuant to Section 8.1 hereof, then this Agreement shall become void and have no effect with no liability or obligation on the part of TWDC, Spinco or Company, except to the extent that such termination results from the material breach by a Party of any of its covenants or agreements set forth in this Agreement; provided, however, that the provisions of the Confidentiality Agreement and this Section 8.2 shall remain in full force and effect and shall survive any termination of this Agreement.

(b) If this Agreement is terminated pursuant to (i) Section 8.1(f), Section 8.1(g)or Section 8.1(h) hereof or (ii) Section 8.1(b) or Section 8.1(d) and, in the case of this clause (ii), (A) a Company Acquisition Proposal shall have been commenced, publicly disclosed, publicly proposed, publicly announced or otherwise communicated to Company or the Company Stockholders prior to such termination, and (B) within 15 months of such termination, Company or any of its Subsidiaries or Affiliates enters into any definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then in each such case Company shall pay to TWDC, (x) in the case of a termination pursuant to clause (i) above within one Business Day following the delivery of notice of such termination, or (y) in the case of termination pursuant to clause (ii) above, at or prior to the earlier of the time Company, any of its Subsidiaries or Affiliates enters into such agreement with respect to, or consummates, such Company Acquisition Proposal, a termination fee equal to $81,000,000 by wire transfer of immediately available funds.

(c) If this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(c) and (i) a Spinco Acquisition Proposal shall have been commenced, publicly disclosed, publicly proposed, publicly announced or otherwise communicated to TWDC or the TWDC Stockholders prior to such termination, and (ii) within 15 months of such termination, TWDC or any of its Subsidiaries or Affiliates enters into any definitive agreement with respect to, or consummates, a Spinco Acquisition Proposal, then in each such case TWDC shall pay to Company at or prior to the earlier of the time TWDC, any of its Subsidiaries or Affiliates enters into such agreement with respect to, or consummates, such Spinco Acquisition Proposal, a termination fee equal to $81,000,000 by wire transfer of immediately available funds.

(d) If this Agreement is terminated (i) by Company or TWDC pursuant to Section 8.1(b) hereof and at the time of any such termination all of the conditions set forth in Article VII have been satisfied or waived except for any of the conditions set forth in Section 7.2(c) or 7.2(e) or (ii) by TWDC pursuant to Section 8.1(i) hereof, then

TWDC shall pay to Company, promptly upon receipt of supporting documentation related thereto, the reasonable actual and documented out of pocket expenses of Company in connection with the transactions contemplated by this Agreement not to exceed $15,000,000, by wire transfer of immediately available funds.

(e) All fees and expenses incurred by TWDC and Spinco related to the financing of the transactions pursuant to Section 2.07 of the Separation Agreement, whether such liabilities arise prior to, on or after the Effective Time shall be paid by Spinco. Company and Spinco shall each pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Information Statement/Prospectus and Registration Statement (including any SEC filing fees).

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties; Survival of Certain Covenants. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time or termination of this Agreement; provided, however, that the agreements contained in Article II, Article III, Article VI and this Article IX that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such address for a Party as will be specified by like notice):

(a) if to TWDC, to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Kevin Mayer

Facsimile No.: (818) 560-5630

with a copy to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Matthew L. McGinnis

Facsimile No.: (818) 843-1640

with a copy to:

Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019
Attention:	Morton A. Pierce
M. Adel Aslani-Far
Facsimile No.:	(212) 259-6333

(b) if to Spinco, to:

ABC Chicago FM Radio, Inc.

c/o The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Kevin Mayer

Facsimile No.: (818) 560-5630

with a copy to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Matthew L. McGinnis

Facsimile No.: (818) 843-1640

with a copy to:

Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019
Attention:	Morton A. Pierce
M. Adel Aslani-Far
Facsimile No.:	(212) 259-6333

(c) if to Company or Merger Sub, to:

Citadel Broadcasting Corporation

7201 W. Lake Mead Blvd, Suite 400

Las Vegas, Nevada 89128

Attention: Farid Suleman

Facsimile No.: (702) 804-8250

with a copy to:

Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022
Attention:	Stephen Fraidin
Andrew E. Nagel
Facsimile No.:	(212) 446-4900

Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all the Parties need not sign the same counterpart.

Section 9.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Ancillary Agreements, the Confidentiality Agreement, the exhibits, the Disclosure Schedules and the other documents delivered pursuant hereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof (provided, however, that the provisions of the Confidentiality Agreement will remain valid and in effect) and is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, except that TWDC or Spinco may assign, in its sole discretion, any or all of its rights, interests or obligations under this Agreement to any one or more of its direct or indirect wholly-owned Subsidiaries or Spinco Subsidiaries, as applicable; provided that no such assignment will relieve the assigning Party from any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.6 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law.

Section 9.7 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the Parties (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal or state court sitting in the State of Delaware.

Section 9.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision will be interpreted to be only so broad as is enforceable.

Section 9.9 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only, and will be given no substantive or interpretive effect whatsoever.

Section 9.10 Attorneys’ Fees. If any Action at law or equity, including an Action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

Section 9.11 Amendment. This Agreement may be amended by the Parties at any time before or after approval hereof by the stockholders of Spinco and Company; provided, however, that after such stockholder approvals there shall not be made any amendment that by Law requires further approval by the stockholders of Spinco or Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.12 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 9.11, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 9.13 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement or other action attributed to the TWDC Board of Directors or the Company Board of Directors pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 9.11 or an extension or waiver pursuant to Section 9.12 shall, in order to be effective, require, in the case of TWDC or Company, action by the TWDC Board of Directors or the Company Board of Directors, as the case may be, acting by the affirmative vote of a majority of the members of the entire TWDC Board of Directors or the Company Board of Directors, as the case may be.

Section 9.14 Interpretation. Words herein in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The terms “hereof,”

“herein,” and “herewith” and words of similar import herein (or in any Ancillary Agreement) shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) taken as a whole (including all of the schedules and exhibits hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement). Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified. The word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) means “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Unless expressly stated to the contrary in this Agreement or in any Ancillary Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to February 6, 2006 (or the date of which the relevant Ancillary Agreement is first entered into, as the case may be) regardless of any amendment or restatement hereof (or thereof). The Parties have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, TWDC, Spinco, Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WALT DISNEY COMPANY

By:	/s/ THOMAS O. STAGGS
Name:	Thomas O. Staggs
Title:	Senior Executive Vice President and Chief Financial Officer

ABC CHICAGO FM RADIO, INC.

By:	/s/ DAVID K. THOMPSON
Name:	David K. Thompson
Title:	Vice President

CITADEL BROADCASTING CORPORATION

By:	/s/ FARID SULEMAN
Name:	Farid Suleman
Title:	Chief Executive Officer

ALPHABET ACQUISITION CORP.

By:	/s/ FARID SULEMAN
Name:	Farid Suleman
Title:	President

Signature Page

Agreement and Plan of Merger

ANNEX A-I

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated November 19, 2006 (this “Amendment”), by and among The Walt Disney Company, a Delaware corporation (“TWDC”), ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., a Delaware corporation and an indirect, wholly-owned Subsidiary of TWDC (“Spinco”), Citadel Broadcasting Corporation, a Delaware corporation (“Company”) and Alphabet Acquisition Corp., a Delaware corporation and a wholly-owned Subsidiary of Company (“Merger Sub” and, together with TWDC, Spinco and Company, the “Parties” and each, a “Party”), is entered into to amend the Agreement and Plan of Merger, dated as of February 6, 2006, by and among TWDC, Spinco, Citadel and Merger Sub (the “Agreement”) in the following particulars only:

W I T N E S S E T H

Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, TWDC, Spinco, Citadel and Merger Sub desire to amend the Agreement as set forth herein:

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants herein contained, the parties hereby agree as follows:

1 Amendment of Section 1.1. Section 1.1 of the Agreement is hereby amended as follows:

1.1 The definition of the term “Base Spinco Shares” is hereby added as follows:

““Base Spinco Shares” means the difference of (a) the quotient of (i) the Company Diluted Shares Outstanding divided by (ii) 0.48, minus (b) the Company Diluted Shares Outstanding; provided that in no event shall the number of shares determined pursuant to this definition be fewer than 127,240,887.”

1.2 The definition of the term “Business Material Adverse Effect” is hereby amended by adding as clauses (a)(ix), (a)(x) and (a)(xi) thereto the following:

“(ix) the results of operations of the Business prior to October 1, 2006, as set forth in the aggregate in all material respects on Schedule 1.1 of the TWDC/Spinco Disclosure Schedules; (x) any failure in and of itself to meet any Spinco fiscal year 2007 budgeted or forecasted results of operations; or (xi) the implementation of any written Recommendation by TWDC or Spinco or their respective Subsidiaries with respect to the Business;”

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1.3 Clause (c) of the definition of the term “Company Diluted Shares Outstanding” is hereby amended and restated as follows:

“(c) to the extent that a Counting Determination has not been received by TWDC, unless TWDC shall have elected in writing to Company prior to the commencement of the Pricing Period to exclude from this definition all or a portion of such shares of Company Common Stock, the maximum number of shares of Company Common Stock issuable upon conversion of the Company Convertible Notes, in the case of this clause (c) determined on the Spinco Funding Date,”

1.4 The definition of the term “Incremental Shares” is hereby added as follows:

““Incremental Shares” shall mean the number of shares equal to the sum of (a) the Spinco Shares Incremental Increase and (b) the Spinco Shares Additional Amount. For illustrative purposes only, Section 1.1 of the Company Disclosure Schedules sets forth the calculations of Incremental Shares and related terms as if the Company Diluted Shares Outstanding at Closing were the same as they are in such schedule.”

1.5 The definition of the term “Post-Dividend Company Price” is hereby amended and restated as follows:

““Post-Dividend Company Price” shall mean the quotient of (a) $1,300,000,000 divided by (b) the Base Spinco Shares.”

1.6 The definition of the term “Pricing Period” is hereby amended and restated as follows:

““Pricing Period” shall mean the period of 10 consecutive trading days ending on (and including) the date that is one trading day prior to the Spinco Funding Date; provided that (a) the Spinco Funding Date shall not be earlier than 15 calendar days prior to the Closing Date or later than the third trading day prior to the record date for Company stockholders for the Special Dividend and (b) no amount of Spinco Debt shall be incurred prior to the Spinco Funding Date.”

1.7 The definition of the term “Recommendation” is hereby added as follows:

A-I-2

““Recommendation” shall have the meaning given to it in Section 6.9(a) hereof.”

1.8 The definition of the term “RMT Debt Adjustment” is hereby deleted.

1.9 The definition of the term “Spinco Ownership Percentage” is hereby amended and restated as follows:

““Spinco Ownership Percentage” shall mean the quotient of (a) the sum of (i) the Spinco Shares Incremental Increase plus (ii) the Base Spinco Shares divided by (b) the sum of (i) the Spinco Shares Incremental Increase plus (ii) the Base Spinco Shares plus (iii) the Company Shares Outstanding.”

1.10 The definition of the term “Spinco Shares” is hereby amended and restated as follows:

““Spinco Shares” shall mean the sum of (a) the Base Spinco Shares plus (b) the Incremental Shares.”

1.11 The definition of the term “Spinco Shares Additional Amount” is hereby added as follows:

““Spinco Shares Additional Amount” shall mean the number of shares equal to the quotient of (A) $100,000,000, divided by (B) the difference of (1) $10.40 minus (2) the Base Dividend.”

1.12 The definition of the term “Spinco Shares Election” is hereby deleted.

1.13 The definition of the term “Spinco Shares Increase” is hereby deleted.

1.14 The definition of the term “Spinco Shares Incremental Increase” is hereby added as follows:

““Spinco Shares Incremental Increase” shall mean the quotient of (a) $100,000,000 divided by (b) the difference of (i) the Company Average Stock Price minus (ii) the Base Dividend; provided that to the extent the Company Average Stock Price is not $12.68 and such recalculated Spinco Shares Incremental Increase does not result in a Value Deficit of an amount between $0.00 and $250,000,000 and:

(1) would result in a Value Surplus no greater than $250,000,000 (disregarding the limitation included in such definition), the Spinco Shares Incremental Increase shall be

A-I-3

equal to the quotient of (A) $100,000,000 divided by (B) the difference of (1) the Company Average Stock Price minus (2) the Base Dividend; or

(2) would result in a Value Deficit exceeding $250,000,000 (disregarding the limitation included in such definition), the Spinco Shares Incremental Increase shall be equal to the quotient of (A) $100,000,000 divided by (B) the difference of (1) the lowest Company Average Stock Price that would result in the Value Deficit not exceeding $250,000,000 minus (2) the Base Dividend; or

(3) would result in the Value Surplus exceeding $250,000,000 (disregarding the limitation included in such definition), the Spinco Shares Incremental Increase shall be equal to the quotient of (A) $100,000,000 divided by (B) the difference of (1) the highest Company Average Stock Price that would result in the Value Surplus not exceeding $250,000,000 minus (2) the Base Dividend.”

1.15 The definition of the term “Value Deficit” is hereby amended and restated as follows:

““Value Deficit” shall mean the product of (a) the excess, if any, of (i) $12.68 over (ii) the Company Average Stock Price and (b) the difference of (i) the Spinco Shares minus (ii) the Spinco Shares Additional Amount; provided, that in no event shall the Value Deficit exceed $250,000,000.”

1.16 The definition of the term “Value Surplus” is hereby amended and restated as follows:

““Value Surplus” shall mean the product of (a) the excess, if any, of (i) the Company Average Stock Price over (ii) $12.68 and (b) the difference of (i) the Spinco Shares minus (ii) the Spinco Shares Additional Amount; provided, that in no event shall the Value Surplus exceed $250,000,000.”

2 Amendment of Section 2.3. Section 2.3 of the Agreement is hereby amended by adding the following as the second sentence thereof:

“Notwithstanding the foregoing or anything herein to the contrary, the Closing Date shall be no earlier than May 31, 2007, unless Company elects to close at an earlier date (after all conditions to closing have been satisfied or waived) and provides 30 calendar days written notice of such election to TWDC.”

A-I-4

3 Amendment of Section 3.4. Section 3.4 of the Agreement is hereby amended by deleting the last sentence thereof.

4 Amendment of Section 6.3(a). Section 6.3(a) of the Agreement is hereby amended and restated as follows:

“(a) Promptly following the execution of this Agreement, TWDC, Spinco and Company shall prepare the Information Statement/Prospectus, and Company shall prepare and file with the SEC the Registration Statement, in which the Information Statement/Prospectus shall be included. Each of TWDC, Spinco and Company shall use commercially reasonable efforts to file with the SEC the Registration Statement as soon as practicable after the date of this Amendment. TWDC and Spinco shall furnish to Company all information concerning it as is required by the SEC in connection with the preparation of the Registration Statement. Company shall use its reasonable efforts to have the Registration Statement declared effective under the Securities Act promptly after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions, and TWDC and Spinco shall use their reasonable efforts to assist Company in this regard. The Parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Information Statement/Prospectus and the Registration Statement, and advise one another of any oral comments received from the SEC with respect to the Information Statement/Prospectus and the Registration Statement. The Parties shall cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Information Statement/Prospectus or the Registration Statement promptly after receipt of any comments from the SEC necessitating such amendment or supplement. No amendment or supplement to the Information Statement/Prospectus or Registration Statement shall be filed without the approval of all of the Parties, which approval shall not be unreasonably withheld or delayed. Company will use its reasonable efforts to cause the Information Statement/Prospectus to be mailed to the Company Stockholders and TWDC will use its reasonable efforts to cause the Information Statement/Prospectus to be mailed to the TWDC Stockholders, in each case promptly after the Registration Statement is declared effective under the Securities Act. The Information Statement/Prospectus and the Registration Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.”

A-I-5

5 Amendment of Section 6.9(a). Section 6.9(a) of the Agreement is hereby amended by adding the following as the last two sentences thereto:

“In furtherance of, and as limited by, the foregoing, prior to the closing of the Merger, the Chief Executive Officer of Company may consult with the senior management of the Business in an advisory role regarding the management and operations of the Business, but only to the extent permitted by applicable Law, and following such consultation, may make written recommendations relating thereto to the president of the Business (a “Recommendation”) and TWDC and Spinco shall consider any such Recommendations in good faith; provided, that all decisionmaking authority with regard to the Business shall remain vested with TWDC and Spinco and their respective Subsidiaries and no such authority shall be granted to Company or any of its officers, employees or other representatives; provided further, that no failure of TWDC, Spinco or their respective Subsidiaries to implement any Recommendation shall constitute in any manner a breach of this Agreement. In the event that TWDC or Spinco determines not to implement any Recommendation, then the Chief Executive Officer of Company shall have the right to consult with the Executive Vice President, Corporate Strategy, Business Development and Technology Group of TWDC regarding such non-implementation.”

6 Amendment of Section 8.1(b). Section 8.1(b) of the Agreement is hereby amended by deleting the words “February 6, 2007” and replacing them with the words “June 15, 2007”.

7 Amendment of Company Disclosure Schedules. Section 6.2 of the Company Disclosure Schedules is hereby amended as follows:

7.1 The proviso at the end of the first sentence of the first paragraph thereof is hereby deleted.

7.2 The last sentence of the second paragraph thereof is hereby deleted.

8 Interpretation. The Agreement shall not be amended or otherwise modified hereby except as set forth in Sections 1 through 7 of this Amendment. Except as expressly amended by Sections 1 through 7 of this Amendment, the Agreement shall remain in full force and effect. In the event of any inconsistency or contradiction between the terms of this Amendment and the Agreement, the provisions of this Amendment shall prevail and control.

9 Reference to the Agreement. On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “herewith,”

A-I-6

“hereunder,” and words of similar import shall, unless otherwise stated, be construed to refer to the Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Agreement, a reference to the Agreement in any such instrument or document to be deemed to be a reference to the Agreement as amended hereby.

10 Counterparts. This Amendment may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all the Parties need not sign the same counterpart.

11 Governing Law. This Amendment will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law.

[SIGNATURE PAGE FOLLOWS]

A-I-7

IN WITNESS WHEREOF, TWDC, Spinco, Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WALT DISNEY COMPANY

By:	/s/ Thomas O. Staggs
	Name:	Thomas O. Staggs
	Title:	Senior Executive Vice President and Chief Financial Officer

ABC RADIO HOLDINGS, INC.

By:	/s/ David K. Thompson
	Name:	David K. Thompson
	Title:	Vice President

CITADEL BROADCASTING CORPORATION

By:	/s/ Farid Suleman
	Name:	Farid Suleman
	Title:	Chief Executive Officer

ALPHABET ACQUISITION CORP.

By:	/s/ Farid Suleman
	Name:	Farid Suleman
	Title:	President

A-I-8

ANNEX B

EXECUTION COPY

SEPARATION AGREEMENT

by and between

THE WALT DISNEY COMPANY

and

ABC CHICAGO FM RADIO, INC.

Dated as of February 6, 2006

B-1

B-i

EXHIBITS

Exhibit A	Form of Tax Sharing Agreement
Exhibit B	Spinco Debt Commitment Letter

B-ii

SEPARATION AGREEMENT

This SEPARATION AGREEMENT, dated as of February 6, 2006 (this “Agreement”), is entered into by and between The Walt Disney Company, a Delaware corporation (“TWDC”), and ABC Chicago FM Radio, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of TWDC (“Spinco” and, together with TWDC, the “Parties” and each, a “Party”).

W I T N E S S E T H

WHEREAS, TWDC indirectly through its wholly-owned Subsidiaries is engaged in the Business;

WHEREAS, the TWDC Board of Directors has determined that it would be in the best interests of TWDC and its stockholders (i) to engage in the Restructuring, (ii) to distribute to holders of TWDC Common Stock (other than shares held in the treasury of TWDC), as provided for herein, all of the outstanding shares of Spinco Common Stock owned by TWDC, either, at TWDC’s sole discretion, through a pro-rata distribution of Spinco Common Stock in a spin-off, an exchange of Spinco Common Stock for TWDC Common Stock in a split-off or a combination thereof (the “Distribution” and, together with the Restructuring, the “Separation”) and (iii) pursuant to an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among TWDC, Spinco, Citadel Broadcasting Corporation, a Delaware corporation (“Company”) and Alphabet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Company (“Merger Sub”), to merge Merger Sub with and into Spinco in accordance with applicable Law, whereupon the separate corporate existence of Merger Sub shall cease and Spinco shall be the Surviving Corporation;

WHEREAS, it is the intention of the Parties that, for U.S. federal income tax purposes, (i) the transactions undertaken in connection with the Separation will qualify as tax-free transactions under Sections 332, 351, 355, 361, 368 and other applicable provisions of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) this Agreement and the Merger Agreement is a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and

WHEREAS, the Parties intend this Agreement, including the exhibits and schedules hereto, to set forth the arrangements between them regarding the Separation.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 General. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“ABC News Production/Distribution Agreement” shall mean the ABC News Production/Distribution Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Action” shall have the meaning set forth in the Merger Agreement.

“Affiliate” shall have the meaning set forth in the Merger Agreement.

“Agreement” shall have the meaning set forth in the preamble hereof.

“Assets” shall mean assets, properties and rights (including goodwill), wherever located, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(a) all accounting and other books, records and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form;

(b) all antennas, apparatus, cables, computers and other electronic data processing equipment, electrical devices, fixtures, equipment, furniture, office equipment, broadcast towers, motor vehicles and other transportation equipment, special and general tools, test devices, transmitters and other tangible personal property;

(c) all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(d) all interests in real property of whatever nature, including easements and rights of way, whether as owner, mortgagee or holder of a security interest in real property, lessor, sublessor, lessee, sublessee or otherwise, and all buildings, structures, improvements and fixtures located on such real property and copies of all related documentation;

(e) all interests in any capital stock or other equity interests of any Subsidiary or any other Person, all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and all other investments in securities of any Person;

(f) all license agreements, leases of personal property, open purchase orders for supplies, parts or services, unfilled orders for the sale of products and services and other Contracts;

(g) all deposits, letters of credit and performance and surety bonds;

(h) all written technical information, data, plans, designs, specifications, research and development information, engineering drawings, operating and maintenance manuals, and materials and analyses prepared by consultants and other third parties, inventions, processes, formulas, concepts, know-how, methods, procedures and technology;

(i) all patents (including all divisionals, continuations, continuations in part, reissues, re-examinations and certificates of inventorship), extensions, copyrights, trade names, trademarks, service marks and issuances, registrations, applications and renewals for any of the foregoing, trade secrets, call letters, jingles, slogans, logos, business symbols, trade dress and other source indicators, Internet domain names, Internet URLs, Internet websites, content and databases, programs and programming material, other proprietary information and licenses from any Persons granting the right to use any of the foregoing;

(j) all computer applications, programs and other software, including all code, operating software, network software, firmware, middleware, design software, design tools, systems documentation and instructions;

(k) all cost information, sales and pricing data, customer prospect lists, public inspection files, programming information and studies, technical information and engineering data, industry and advertising studies and analyses, marketing and demographic data, marketing and promotional materials, sales correspondence, lists of advertisers, sponsors and listeners, credit and sales reports, logs, supplier records, customer and supplier lists, records pertaining to listener and other customers and listener and other customer accounts, performance data, ratings studies, listener habits and other consumer data, diary-keeping, diary crediting and other reporting standards, CUME ratings, simulcasting information, facility and formatting information, station profiles, market share data, gross impressions and rating points, net reach, cost per rating points, frequency and designated market area information, business plans, strategies, marketing and promotional materials, share price performance, production data, artwork, design, vendor and customer drawings, and other books, blueprints, records, studies, surveys, reports, plans and documents, including any of the foregoing created, developed or prepared by consultants and other third parties;

(l) all tangible embodiments of any intangible asset, in whatever form or medium;

(m) all prepaid expenses, trade accounts and other accounts and notes receivable;

(n) all rights under Contracts, all claims or similar rights against any Person arising from the ownership of any Asset, in each case, whether accrued or contingent;

(o) all insurance proceeds and rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(p) all Licenses (including radio and similar Licenses) that have been issued by any Governmental Authority;

(q) all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements;

(r) copies of all documentation related to Insurance Policies; and

(s) interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements.

“Benefit Plans” shall have the meaning set forth in the Merger Agreement.

“Business” shall mean (i) the radio network business of producing and distributing radio programming in the U.S., except for the ESPN Radio™ and Radio Disney™ networks, in each case, as conducted on the Closing Date by TWDC and its Affiliates and (ii) the businesses of all of the radio stations set forth on Schedule 1.01 (Business).

“Business Assets” shall mean, other than the Excluded Assets:

(a) any Assets reflected in the Spinco Balance Sheet, unless disposed of to third parties after the date thereof in the ordinary course of business (and, in the case of any such Assets disposed of after the date thereof, the proceeds from such disposal);

(b) any Assets acquired after the date of the Spinco Balance Sheet by any TWDC Entity utilizing Business Assets;

(c) any Spinco Contracts and any benefits thereunder;

(d) any capital stock or other ownership interests in Spinco Entities;

(e) any Spinco Real Property;

(f) any Assets that are expressly set forth in this Agreement or any other Transaction Agreement (including the exhibits and schedules hereto and thereto) as Assets to be retained by or assigned to any of the Spinco Entities; and

(g) any Licenses or Governmental Approvals held in the name of TWDC or any of its Subsidiaries that are exclusively used in the Business (to the extent any of the foregoing would be required to be transferred pursuant hereto, such items will be Business Assets only to the extent they are transferable upon the receipt of any relevant Consent).

“Business Benefit Plans” shall have the meaning set forth in the Merger Agreement.

“Business Day” shall have the meaning set forth in the Merger Agreement.

“Business Employee” shall have the meaning set forth in the Merger Agreement.

“Business Liabilities” shall mean, other than Excluded Liabilities:

(a) any Liabilities reflected on the Spinco Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the Spinco Balance Sheet;

(b) any Liabilities that are expressly set forth in this Agreement or any other Transaction Agreement (or the exhibits and schedules hereto or thereto) as Liabilities to be retained or assumed by Spinco or any other Spinco Entity, subject to discharge of such Liabilities subsequent to the date of the Spinco Balance Sheet, and all agreements, obligations and Liabilities of any Spinco Entity under this Agreement or any of the other Transaction Agreements;

(c) any Liabilities relating to, arising out of or resulting from any Spinco Contract;

(d) any Liabilities incurred after the date of the Spinco Balance Sheet by any Spinco Entity;

(e) any Liabilities relating to, arising out of, or resulting from any Actions (excluding any Actions related to Taxes) related to, arising out of or resulting from the Business;

(f) any Liabilities, including any Environmental Liabilities, relating to, arising out of or resulting from:

(i) the operation of the Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority));

(ii) the operation of any business conducted by any Spinco Entity at any time after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority)); or

(iii) any Business Assets;

in any such case whether arising before, on or after the Distribution Date;

(g) any Liabilities listed or described on Schedule 1.01 (Business Liabilities (g)); and

(h) any Liabilities relating to, arising out of or resulting from any Spinco Benefit Plan, any Business Material Contract with any Business Employee and any other agreement with on-air talent or employees providing services to the Business (collectively, the “Spinco Benefit Liabilities”).

“Code” shall have the meaning set forth in the Merger Agreement.

“Company” shall have the meaning set forth in the recitals hereof.

“Company Average Stock Price” shall have the meaning set forth in the Merger Agreement.

“Company Common Stock” shall mean common stock of Company, par value $0.01 per share.

“Company Diluted Shares Outstanding” shall have the meaning set forth in the Merger Agreement.

“Consents” shall mean any consents, waivers or approvals from, or notification requirements to, any third parties, other than Governmental Approvals.

“Contract” shall have the meaning set forth in the Merger Agreement.

“Delayed Transfer Assets” shall mean any Business Assets that this Agreement or any other Transaction Agreement provides or contemplates are to be transferred to Spinco in connection with the Separation and that require the removal of a Legal Impediment or the receipt of a Consent or Governmental Approval to transfer, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Distribution Date.

“Delayed Transfer Liabilities” shall mean any Business Liabilities that this Agreement or any other Transaction Agreement provides or contemplates are to be assumed by Spinco in connection with the Separation and that require the removal of a Legal Impediment or the receipt of a Consent or Governmental Approval for the transfer and assumption of such Business Liabilities, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Distribution Date.

“Distribution” shall have the meaning set forth in the recitals hereof.

“Distribution Agent” shall mean the distribution agent to be appointed by TWDC to receive, on behalf of the holders of TWDC Common Stock as of the Record Date, the shares of Spinco Common Stock which such holders are entitled to receive pursuant to the Distribution, who shall be the Exchange Agent (as defined in the Merger Agreement).

“Distribution Date” shall mean the date and time as of which the Distribution shall be effected, to be determined by, or under the authority of, the TWDC Board of Directors consistent with the terms and provisions of this Agreement and the other Transaction Agreements.

“Distribution Ratio” shall mean the quotient of (a) the aggregate number of Spinco Shares divided by (b) TWDC Shares Outstanding.

“Effective Time” shall have the meaning set forth in the Merger Agreement.

“Encumbrances” shall have the meaning set forth in the Merger Agreement.

“Engineering Services Agreement” shall mean the Engineering Services Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Environmental Claims” shall have the meaning set forth in the Merger Agreement.

“Environmental Law” shall have the meaning set forth in the Merger Agreement.

“Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Environmental Law or Contract relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, governmental response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“ESPN Radio Services Agreement” shall mean the ESPN Radio Services Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“ESPN Radio Network Sales Representation Agreement” shall mean the ESPN Radio Network Sales Representation Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Exchange Act” shall have the meaning set forth in the Merger Agreement.

“Excluded Assets” shall mean any and all Assets not expressly described in clauses (a) through (g) of the definition of Business Assets, whether or not used in the Business and those Assets described on Schedule 1.01 (Excluded Assets). For the avoidance of doubt, any intercompany accounts between Spinco or any Spinco Subsidiary and TWDC or any of its Subsidiaries (excluding the Spinco Entities) shall be treated as Excluded Assets.

“Excluded Liabilities” shall mean those Liabilities (i) that are expressly set forth in this Agreement or any other Transaction Agreement (or the exhibits and schedules hereto or thereto) as retained or assumed by TWDC or any other TWDC Entity, (ii) relating to, arising out of or resulting from the operation of the Retained Business or ownership of the TWDC Assets, (iii) relating to, arising out of or resulting from any Business Benefit Plan (except for any Spinco Benefit Liabilities), (iv) arising out of the Restructuring and the Distribution (except as may be provided under the Tax Sharing Agreement) and (v) that are intercompany accounts between Spinco or any Spinco Subsidiary and TWDC or any of its Subsidiaries (excluding the Spinco Entities).

“Final Adjustment Amount” shall have the meaning set forth in Section 2.10(d) hereof.

“Final Statement of Net Working Capital” shall have the meaning set forth in Section 2.10(b) hereof.

“GAAP” shall have the meaning set forth in the Merger Agreement.

“Governmental Approvals” shall mean any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” shall have the meaning set forth in the Merger Agreement.

“Indebtedness” shall mean, with respect to any Person, (a) any obligation of such Person (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, or (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; (b) any guarantee (or keepwell agreement) by such Person of any Indebtedness of others described in the preceding clause (a); and (c) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument.

“Indemnifying Party” shall mean the Person having the obligations to indemnify pursuant to Article V hereof.

“Indemnitee” shall mean a Person that has the right to indemnification pursuant to Article V hereof.

“Independent Accounting Firm” shall mean an internationally recognized accounting firm mutually selected and agreed upon by TWDC and Company.

“Information” shall mean all records, books, work papers, reports, plans, schedules and other documents, instruments, computer data and other data and information of a Person.

“Insurance Policy” shall mean the insurance policies written by insurance carriers under which, prior to the Distribution Date, TWDC and/or Spinco or one or more of their Subsidiaries or Affiliates (or their respective officers or directors) are insured parties.

“Law” shall have the meaning set forth in the Merger Agreement.

“Lease Agreements” shall mean the lease agreements substantially in the form attached to the Merger Agreement and definitive agreements reflecting the terms set forth in the term sheets attached to the Merger Agreement, as amended from time to time.

“Legal Impediment” shall mean a legal impediment preventing or restricting the transfer of a Business Asset or the assumption of a Business Liability, as the case may be, in the Restructuring as of the Distribution Date.

“Liabilities” shall mean any and all losses, charges, debts, demands, Actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement or any other Transaction Agreement (other than the Tax Sharing Agreement) or incurred by a party hereto or thereto in connection with enforcing its rights to indemnification hereunder or thereunder, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. “Liabilities” shall not include any liabilities for or in respect of Taxes, which shall be governed exclusively by the Tax Sharing Agreement.

“License” shall have the meaning set forth in the Merger Agreement.

“Maximum Spinco Debt” shall have the meaning set forth in Section 2.07 hereof.

“Merger” shall have the meaning set forth in the Merger Agreement.

“Merger Agreement” shall have the meaning set forth in the recitals hereof.

“Merger Sub” shall have the meaning set forth in the recitals hereof.

“Net Proceeds” shall have the meaning set forth in Section 5.05(c) hereof.

“Net Working Capital” shall mean the sum of the accounts listed under the heading “Current Assets” minus the sum of the accounts listed under the heading “Current Liabilities” on Schedule 1.01 (Net Working Capital) for Spinco and the Spinco Subsidiaries.

“Notice of Claim” shall have the meaning set forth in Section 5.04(a) hereof.

“Party” and “Parties” shall have the meaning set forth in the preamble hereof.

“Person” shall have the meaning set forth in Merger Agreement.

“Pricing Period” shall have the meaning set forth in Merger Agreement.

“Radio Disney Services Agreement” shall mean the Radio Disney Services Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Radio Disney Stations’ Sales Representation Agreement” shall mean the Radio Disney Stations’ Sales Representation Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Record Date” shall mean the close of business on the date to be determined by the TWDC Board of Directors as the record date for determining stockholders of TWDC entitled to receive the Distribution.

“Representative” shall mean with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

“Restructuring” shall mean the internal restructuring undertaken by TWDC and its Affiliates in connection with the transfer of the Business Assets to, and the assumption of the Business Liabilities by, the Spinco Entities and the transfer of the shares of Spinco to TWDC.

“Retained Business” shall mean the businesses of TWDC and its Affiliates other than the Business.

“RMT Debt Adjustment” shall have the meaning set forth in the Merger Agreement.

“Satellite/DARS License Agreement” shall mean the Satellite/DARS License Agreement substantially in the form attached to the Merger Agreement, as amended from time to time.

“Securities Act” shall have the meaning set forth in the Merger Agreement.

“Separation” shall have the meaning set forth in the recitals hereof.

“Spinco” shall have the meaning set forth in the preamble hereof.

“Spinco Audited Financial Statements” shall have the meaning set forth in the Merger Agreement.

“Spinco Balance Sheet” shall mean the balance sheet dated as of October 1, 2005, included in the Spinco Audited Financial Statements.

“Spinco Benefit Liabilities” shall have the meaning set forth in Section 1.01 hereof.

“Spinco Benefit Plan” shall have the meaning set forth in the Merger Agreement.

“Spinco Board of Directors” shall have the meaning set forth in the Merger Agreement.

“Spinco Common Stock” shall mean common stock of Spinco, no par value per share.

“Spinco Contracts” shall mean:

(a) any Contract that relates primarily to the Business;

(b) any Contract that is expressly contemplated to be assigned to or retained by Spinco or any other Spinco Entity pursuant to any provision of this Agreement or any other Transaction Agreement (including the exhibits and schedules hereto and thereto); and

(c) any Contract described on Schedule 1.01 (Spinco Contracts).

“Spinco Debt” shall have the meaning set forth in Section 2.07 hereof.

“Spinco Debt Commitment Letter” shall have the meaning set forth in Section 2.07 hereof.

“Spinco Entities” shall mean Spinco and each of the Spinco Subsidiaries.

“Spinco Funding Date” shall have the meaning set forth in Section 2.07 hereof.

“Spinco Indemnitee” shall mean Spinco, each Affiliate of Spinco immediately after the Distribution, each of the respective present and former Representatives, each of the heirs, executors, successors and assigns of any of the foregoing and each Person, if any, who, at any time after the Distribution, controls Spinco within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

“Spinco Real Property” shall mean all right, title and interest in real property primarily used in the Business except for any Real Property subject to Lease Agreements where Spinco is the lessee of real property from a TWDC Entity.

“Spinco Shares” shall have the meaning set forth in the Merger Agreement.

“Spinco Subsidiaries” shall mean all direct and indirect Subsidiaries of Spinco immediately after the Distribution.

“Statement of Net Working Capital” shall have the meaning set forth in Section 2.10(a) hereof.

“Subsidiary” shall have the meaning set forth in the Merger Agreement.

“Support Agreement” shall have the meaning set forth in the Merger Agreement.

“Surviving Corporation” shall have the meaning set forth in the Merger Agreement.

“Target Net Working Capital” shall have the meaning set forth on Schedule 1.01 (Target Net Working Capital).

“Taxes” shall have the meaning set forth in the Merger Agreement.

“Tax Sharing Agreement” shall mean the Tax Sharing Agreement by and among Company, TWDC and Spinco, in substantially the form of Exhibit A hereof, as amended from time to time.

“Third Party Claim” shall have the meaning set forth in Section 5.04(b) hereof.

“Trademark License Agreement (Network)” shall mean the Trademark License Agreement (Network) substantially in the form attached to the Merger Agreement, as amended from time to time.

“Trademark License Agreement (Station)” shall mean the Trademark License Agreement (Station) substantially in the form attached to the Merger Agreement, as amended from time to time.

“Transaction Agreements” shall mean collectively this Agreement, the Merger Agreement, the Support Agreement, the Tax Sharing Agreement, the Radio Disney Services Agreement, the ABC News Production/Distribution Agreement, the Satellite/DARS License Agreement, the Lease Agreements, the ESPN Radio Services Agreement, the ESPN Radio Network Sales Representation Agreement, the Engineering Services Agreement, the Radio Disney Stations’ Sales Representation Agreement, the Trademark License Agreement (Network), the Trademark License Agreement (Station) and all other documents related to the Transactions.

“Transactions” shall have the meaning set forth in the Merger Agreement.

“Treasury Regulations” shall have the meaning set forth in the Merger Agreement.

“TWDC” shall have the meaning set forth in the preamble hereof.

“TWDC Assets” shall have the meaning set forth in Section 2.04(a)(i) hereof.

“TWDC Board of Directors” shall have the meaning set forth in the Merger Agreement.

“TWDC Common Stock” shall mean common stock of TWDC, par value $0.01 per share.

“TWDC Entities” shall mean TWDC and each of its direct or indirect Subsidiaries other than the Spinco Entities.

“TWDC Indemnitee” shall mean TWDC, each Affiliate of TWDC immediately after the Distribution Date, each of their respective present and former Representatives, each of the heirs, executors, successors and assigns of any of the foregoing and each Person, if any, who controls TWDC within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.

“TWDC Liabilities” shall mean any and all Liabilities, including the Excluded Liabilities, that relate to the Retained Business and/or to the TWDC Assets that are not Business Liabilities.

“TWDC Shares Outstanding” shall mean the aggregate number of shares of TWDC Common Stock outstanding as of the Record Date (excluding treasury shares held by TWDC).

“TWDC Stockholders” shall have the meaning set forth in Section 3.04(a) hereof.

“TWDC Subsidiaries” shall mean the Subsidiaries of TWDC.

“Value Deficit” shall have the meaning set forth in the Merger Agreement.

ARTICLE II

THE RESTRUCTURING

Section 2.01 Business Separation.

(a) Transfer of Assets. On or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, TWDC shall assign, transfer, convey and deliver to Spinco or a Spinco Subsidiary, and cause the applicable TWDC Subsidiaries to assign, transfer, convey and deliver to Spinco or a Spinco Subsidiary, and Spinco or a Spinco Subsidiary shall accept from TWDC and the applicable TWDC Subsidiaries, all of TWDC’s and the applicable TWDC Subsidiaries’ respective right, title and interest in all the Business Assets, other than the Delayed Transfer Assets.

(b) Assumption of Liabilities. On or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, Spinco shall assume, pay and agree faithfully to perform and discharge when due all the Business Liabilities (other than the Delayed Transfer Liabilities) in accordance with their respective terms. Spinco or a Spinco Subsidiary shall be responsible for all Business Liabilities, regardless of when or where or against whom such Liabilities are asserted or determined or whether asserted or determined prior to the Distribution Date, and regardless of whether arising from or alleged to arise from the negligence, recklessness, strict liability, violation of Law by or of any Spinco Entity or TWDC Entity or any of their respective Representatives or Affiliates.

(c) Delayed Transfer Assets and Liabilities. Notwithstanding anything in this Agreement to the contrary, TWDC is not obligated to assign, transfer, convey or deliver to Spinco and Spinco is not obligated to assume any of the rights and obligations under any Delayed Transfer Asset or Delayed Transfer Liability until such time as all Legal Impediments are removed and/or all Consents or Governmental Approvals necessary for the legal transfer and/or assumption thereof are obtained. Each of the Parties hereto agrees that the Delayed Transfer Assets shall be assigned, transferred, conveyed and delivered, and any Delayed Transfer Liabilities shall be assumed in accordance with the provisions of Sections 2.02 and 2.03. On the Closing Date, TWDC shall use its reasonable efforts to deliver to Spinco (for informational purposes only) a schedule setting forth all material Delayed Transfer Assets and Delayed Transfer Liabilities existing as of the Closing Date.

(d) Subsequent Transfers. In the event that at any time or from time to time after the Distribution Date any Party hereto (or any Spinco Entity or TWDC Entity, as applicable) becomes aware that it possesses any Asset or Liability that is allocated to the other Party pursuant to this Agreement or any other Transaction Agreement, such Party shall promptly transfer, or cause to be transferred, such Asset or Liability to the Party so entitled thereto. Prior to any such transfer, the Party possessing such Asset or Liability shall hold such Asset or Liability in trust for any such other Party. As of the Distribution Date, each Party hereto (or, as applicable, such Subsidiary of such Party) shall be deemed to have acquired (or, as applicable, retained) complete and sole beneficial ownership over all the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party (or, after giving effect to the Restructuring and the Distribution, any Subsidiary of such Party) is entitled to acquire or required to assume pursuant to the terms of this Agreement.

(e) Termination of Intercompany Agreements.

(i) On or prior to the Distribution Date, the TWDC Entities, on the one hand, and the Spinco Entities, on the other hand, shall terminate any and all Contracts, between or among TWDC and/or any TWDC Entity, on the one hand, and Spinco and/or any Spinco Entity, on the other hand, effective as of the Distribution Date. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date and all parties shall be released from all obligations thereunder. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(ii) On or prior to the Distribution Date, all loans (including any intercompany accounts) by and between any TWDC Entity, on the one hand, and any Spinco Entity, on the other hand, shall be terminated, all related notes (if any) shall be cancelled and all outstanding Indebtedness thereunder shall be released and forgiven; provided, however, the form of any such transaction shall be solely in TWDC’s discretion.

(iii) The provisions of Section 2.01(e) shall not apply to this Agreement and the other Transaction Agreements.

(f) Except as otherwise specifically set forth in this Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed exclusively by the Tax Sharing Agreement, and, accordingly, Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise governed by, this Section 2.01.

(g) The Parties have attempted to allocate all Intellectual Property that affects both the Business and the business of the TWDC Entities in the Transaction Agreements. Without limiting anything contained herein, in the event that at any time or from time to time after the Distribution Date any Party (or any Spinco Entity or TWDC Entity, as applicable) becomes aware of any Intellectual Property that is not allocated to Spinco or a Spinco Subsidiary pursuant to this Agreement or any other Transaction Agreement but that as of the Distribution Date was used or held for use in the Business, or any Intellectual Property that is allocated to Spinco or a Spinco Subsidiary pursuant to this Agreement or any other Transaction Agreement but as of the Distribution Date was used or held for use by TWDC or a Subsidiary of TWDC and, in each case, is not covered by any Transaction Agreement, then the parties shall negotiate in good faith a license agreement that will enable each to use such Intellectual Property after the Distribution Date in substantially the same manner and on substantially the same terms as existed as of the Distribution Date.

Section 2.02 Documents Relating to the Transfer of Assets and Assumption of Liabilities. In furtherance of the assignment, transfer and conveyance of Business Assets and the assumption of Business Liabilities pursuant to Section 2.01, on or prior to the Distribution Date and, with respect to Delayed Transfer Assets and Delayed Transfer Liabilities, at such time after the Distribution Date as such Delayed Transfer Asset or Delayed Transfer Liability can be transferred, (a) TWDC shall execute and deliver, and shall cause its Subsidiaries to execute and deliver, such bills of sale, deeds, lease assignments and assumptions, leases, subleases, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of TWDC’s right, title and interest in and to the Business Assets to Spinco and (b) Spinco shall execute and deliver to TWDC such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption by Spinco of the Business Liabilities; provided that any instruments executed and delivered pursuant to this Section 2.02 shall be in form reasonably satisfactory to the Parties.

Section 2.03 Governmental Approvals and Consents.

(a) If the transfer, assignment or assumption of any Delayed Transfer Asset or any Delayed Transfer Liability intended to be transferred, assigned or assumed hereunder is not consummated prior to or at the

Distribution Date, whether as a result of the provisions of Section 2.01(c) or for any other reason, then the TWDC Entity retaining such Delayed Transfer Asset or such Delayed Transfer Liability shall thereafter hold such Delayed Transfer Asset or such Delayed Transfer Liability for the use and benefit, insofar as reasonably practicable, of Spinco (at the expense of Spinco). In addition, such TWDC Entity retaining such Delayed Transfer Asset or such Delayed Transfer Liability shall take such other actions in order to place Spinco, insofar as reasonably practicable, in the same position as if such Delayed Transfer Asset or such Delayed Transfer Liability had been transferred or assumed as contemplated hereby and so that all the benefits and burdens relating to such Delayed Transfer Asset or such Delayed Transfer Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset, are to inure, from and after the Distribution Date, to the Spinco Entities. To the extent permitted by Law and to the extent otherwise permissible in light of any Legal Impediment or required Consent and/or Governmental Approval, Spinco shall be entitled to, and shall be responsible for, the management and the benefits and burdens of any Delayed Transfer Asset or any Delayed Transfer Liability not yet transferred to or assumed by it as a result of this Section 2.03(a) and the Parties agree to use their respective reasonable efforts to cooperate and coordinate with respect thereto.

(b) If and when the Legal Impediments and the Consents and/or Governmental Approvals (the failure to remove or the absence of which caused the deferral of the transfer or assumption of any Business Asset or Business Liability pursuant to Section 2.01(c)) are removed or obtained, as the case may be, the transfer and assumption of the applicable Business Asset or Business Liability shall be promptly effected in accordance with the terms of this Agreement and/or the other applicable Transaction Agreements, without the payment of additional consideration.

Section 2.04 Novation of Liabilities.

(a)

(i) Spinco, at the written request of TWDC, and to the extent a Business Liability is not a Delayed Transfer Liability, shall use its reasonable efforts to (x) obtain, or to cause to be obtained, any release, Consent, substitution, approval or amendment required to novate all TWDC Entities from and assign all obligations under Contracts, Licenses and other obligations or Liabilities of any nature whatsoever that constitute Business Liabilities, or to obtain in writing the unconditional release of all TWDC Entities to such obligations, so that, in any such case, the Spinco Entities shall be solely responsible for such Business Liabilities and (y) terminate, or to cause Business Assets to be substituted in all respects for any Assets of the Retained Business (“TWDC Assets”) in respect of, any Encumbrances on TWDC Assets which are securing any Business Liabilities.

(ii) If Spinco is unable to obtain, or to cause to be obtained, any such required release, Consent, substitution, approval or amendment pursuant to Section 2.04(a)(i), the applicable TWDC Entity shall continue to be bound by such Contracts, Licenses and other obligations and, unless not permitted by Law or the terms thereof, Spinco shall, as agent or subcontractor for such TWDC Entity, pay, perform and discharge fully all the obligations or other Liabilities of such TWDC Entity thereunder from and after the Distribution Date. Spinco (x) shall indemnify and hold harmless each TWDC Indemnitee and hold it harmless against any Liabilities arising in connection therewith and (y) without the prior written consent of TWDC, from and after the Distribution Date, shall not, and shall not permit any Spinco Entity to, renew or extend the term of, increase its obligations under or transfer any Contract, License or other obligation for which a TWDC Entity is or may be liable, which any TWDC Asset is or may be encumbered, unless all obligations of the TWDC Entities and all Encumbrances on any TWDC Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to TWDC.

(b)

(i) TWDC, at the written request of Spinco, shall use its reasonable efforts to (x) obtain, or to cause to be obtained, any release, Consent, substitution, approval or amendment required to novate all Spinco

Entities from and assign all obligations under Contracts, Licenses and other obligations or Liabilities of any nature whatsoever that constitute Liabilities of any TWDC Entity, or to obtain in writing the unconditional release of all Spinco Entities to such obligations, so that, in any such case, the TWDC Entities shall be solely responsible for such TWDC Liabilities and (y) terminate, or to cause TWDC Assets to be substituted in all respects for any Business Assets in respect of, any Encumbrances on Business Assets which are securing any TWDC Liabilities.

(ii) If TWDC is unable to obtain, or to cause to be obtained, any such required release, Consent, approval, substitution or amendment pursuant to Section 2.04(b)(i), the applicable Spinco Entity shall continue to be bound by such Contracts, Licenses and other obligations and, unless not permitted by Law or the terms thereof, TWDC shall, as agent or subcontractor for such Spinco Entity, pay, perform and discharge fully all the obligations or other Liabilities of such Spinco Entity thereunder from and after the Distribution Date. TWDC (x) shall indemnify and hold harmless each Spinco Indemnitee and hold each of them harmless against any Liabilities arising in connection therewith and (y) without the prior written consent of Spinco, from and after the Distribution Date, shall not, and shall not permit any TWDC Entity to, renew or extend the term of, increase its obligations under or transfer any Contract, License or other obligation for which a Spinco Entity is or may be liable or for which any Business Asset is or may be encumbered unless all obligations of the Spinco Entities and all Encumbrances on any Business Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to Spinco.

Section 2.05 Issuance of Stock. At or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01 and subject to Section 2.3 of the Merger Agreement, the Parties shall take all steps necessary so that on the Distribution Date all of the shares of Spinco Common Stock outstanding and held by TWDC shall equal the Spinco Shares.

Section 2.06 Other Transaction Agreements. At or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, each of TWDC and Spinco shall execute and deliver the other Transaction Agreements that were not previously executed and delivered.

Section 2.07 Financing. Prior to and in connection with the Distribution, Spinco shall incur debt financing (the “Spinco Debt”) in an amount not to exceed (a) $1,400,000,000 plus (b) any Value Deficit minus (c) the RMT Debt Adjustment (such result, the “Maximum Spinco Debt”), on the terms set forth in the executed commitment letter and related term sheets (the “Spinco Debt Commitment Letter”) which are attached as Exhibit B hereto. Prior to the Distribution and as part of the Restructuring, and subject to Section 2.3 of the Merger Agreement, TWDC and its Affiliates (other than Spinco or a Spinco Entity) shall retain an amount in cash equal to the Spinco Debt. TWDC shall provide at least 11 trading days’ prior notice to Company of the date on which Spinco intends to incur the Spinco Debt (the “Spinco Funding Date”).

Section 2.08 Spinco Certificate of Incorporation and Bylaws. Prior to the Distribution Date and prior to the consummation of the transactions contemplated by Section 2.01, (a) the Spinco Board of Directors will (i) approve the Spinco Certificate of Incorporation and will cause the same to be filed with the Secretary of State of Delaware and (ii) adopt the Spinco Bylaws and (b) TWDC and Spinco will take such action as is necessary to cause to be approved the Spinco Certificate of Incorporation in accordance with the Delaware General Corporation Law.

Section 2.09 Resignations. TWDC will cause all of its employees and directors and all of the employees and directors of each other TWDC Entity to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of Spinco or any other Spinco Entity on which they serve, and from all positions as officers of Spinco or any other Spinco Entity in which they serve. Spinco will cause all of its employees and directors and all of the employees and directors of each of the Spinco Entity to resign, effective not later than the Distribution Date, from all boards of directors or similar governing bodies of TWDC or any other TWDC Entity on which they serve, and from all positions as officers of TWDC or any other TWDC Entity in which they serve.

Section 2.10 Post-Closing Adjustment to Net Working Capital.

(a) Within 90 days after the Closing Date, TWDC shall cause to be prepared and delivered to Spinco a statement setting forth the calculation of the Net Working Capital as of and including the Closing Date (“Statement of Net Working Capital”), including reasonable detail regarding the calculation thereof. The Statement of Net Working Capital shall be prepared in accordance with GAAP, consistently applied, utilizing the same methodology and adjustments as were utilized in preparing the Spinco Audited Financial Statements.

(b) Following the Closing Date, each of TWDC and Spinco shall give the other party and any representatives of such other party access at all reasonable times to the properties, books, records, working papers and personnel of the Business to the extent required to prepare and review the Statement of Net Working Capital. Spinco shall have 30 days following delivery of the Statement of Net Working Capital during which to notify TWDC of any dispute of any item contained in the Statement of Net Working Capital, which notice shall set forth in reasonable detail the nature and amount of any such dispute. If Spinco fails to notify TWDC of any such dispute within such 30 day period, the Statement of Net Working Capital delivered to Spinco shall be deemed to be final, conclusive and binding on the Parties (the “Final Statement of Net Working Capital”). In the event that Spinco shall so notify TWDC of a dispute, TWDC and Spinco shall cooperate in good faith to resolve such dispute as promptly as possible.

(c) If TWDC and Spinco do not resolve any such disputed item within 30 days of the delivery of such notice, such disputed item shall be resolved by the Independent Accounting Firm. In connection therewith, the Independent Accounting Firm shall address only items disputed by the parties and may not assign an amount to any disputed item greater than the greatest amount for such item that is claimed by a party or less than the smallest amount for such item that is claimed by a party. The Independent Accounting Firm shall make its determination with respect to any such disputed item as promptly as practicable and such determination shall be final, conclusive and binding on the parties and shall be enforceable in any court of competent jurisdiction and may be entered as a judgment in any such court. Any expenses relating to the engagement of the Independent Accounting Firm shall be shared equally between TWDC and Spinco. The Statement of Net Working Capital, as modified by resolution of any disputed items between TWDC and Spinco or by the Independent Accounting Firm, shall be deemed the Final Statement of Net Working Capital.

(d) If the amount of the Net Working Capital, as set forth in the Final Statement of Net Working Capital, (i) exceeds the Target Net Working Capital, Spinco shall, at the direction of TWDC, pay to TWDC or any of its Subsidiaries designated to Spinco by TWDC the excess exclusively from the cash proceeds received following the Closing Date in respect of the accounts receivable of the Spinco Entities on the Final Statement of Net Working Capital as such receivables are collected or (ii) is less than the Target Net Working Capital, TWDC or any of its Subsidiaries designated to Spinco by TWDC shall pay to Spinco an amount equal to such deficit (such payment amount being referred to herein as the “Final Adjustment Amount”).

(e) Any payment to be made by TWDC or any of its Subsidiaries in respect of the Final Adjustment Amount pursuant to Section 2.10(d) hereof shall be made by wire transfer of immediately available funds within five Business Days after the date upon which the Statement of Net Working Capital becomes the Final Statement of Net Working Capital (either upon mutual agreement pursuant to Section 2.10(a) or by resolution of any dispute with respect to the Statement of Net Working Capital in accordance with Sections 2.10(b) and/or 2.10(c)) in an amount determined pursuant to Section 2.10(d) hereof, together with interest thereon from the Closing Date through the date such payment is made, at the prime lending rate as reported as of the date of such payment by The Wall Street Journal.

(f) Any payment to be made by Spinco in respect of the Final Adjustment Amount pursuant to Section 2.10(d) hereof shall be made by wire transfer of immediately available funds beginning five Business Days after the date upon which the Statement of Net Working Capital becomes the Final Statement of Net Working Capital (either upon mutual agreement pursuant to Section 2.10(a) or by resolution of any dispute with respect to the Statement of Net Working Capital in accordance with Sections 2.10(b) and/or 2.10(c)) in an aggregate amount determined pursuant to Section 2.10(d) hereof, together with interest thereon from the Closing Date through the date such payment is made, at the prime lending rate as reported as of the date of such payment by The Wall Street Journal. Spinco shall make the payments required by this Section 2.10(f) on a weekly basis from cash received in respect of accounts receivable. Spinco shall not utilize the proceeds of cash collected in respect of accounts receivable for any other purpose until the aggregate payment required by Section 2.10(f) has been made in full.

(g) The Parties agree to treat any net payments made pursuant to this Section 2.10 as either a capital contribution or a distribution, as the case may be, between TWDC or any of its Subsidiaries and Spinco or any of the Spinco Subsidiaries occurring immediately prior to the Distribution.

ARTICLE III

THE DISTRIBUTION

Section 3.01 Record Date and Distribution Date. Prior to the Distribution Date, TWDC Board of Directors, in accordance with applicable Law, shall establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution, including authorizing TWDC to effect the Distribution immediately prior to the Effective Time.

Section 3.02 The Distribution Agent. Prior to the Distribution Date, TWDC shall enter into an agreement with the Distribution Agent, which shall be on terms that are satisfactory to Spinco, providing for, among other things, the actions to be taken pursuant to Article II of the Merger Agreement.

Section 3.03 Delivery of Share Certificates to the Distribution Agent.

(a) Subject to the satisfaction or waiver of the conditions set forth in Section 7.01 (other than conditions that by their nature are to be satisfied at the time of the Restructuring, the Distribution or the Merger and shall in fact be satisfied at such time), on or prior to the Distribution Date, TWDC shall deliver to the Distribution Agent for the benefit of holders of record of TWDC Common Stock, certificates representing a number of shares of Spinco Common Stock equal to the Spinco Shares. TWDC shall cause the transfer agent for the shares of TWDC Common Stock to instruct the Distribution Agent to hold in trust (pending conversion of such shares of Spinco Common Stock into shares of Company Common Stock pursuant to the Merger Agreement) such shares of Spinco Common Stock for each such Spinco Stockholder, subject to Section 3.04:

(i) in the event the Distribution is effected by means of a spin-off, the product of (A) the aggregate number of shares of TWDC Common Stock held by such holder as of the Record Date, multiplied by (B) the Distribution Ratio; or

(ii) in the event that the Distribution is effected by means of a split-off, an exchange ratio, determined by TWDC in its sole discretion, providing for the number of shares of Spinco Common Stock to be offered per share of TWDC Common Stock in such split-off;

provided that, in no event shall the number of shares of Spinco Common Stock to be issued by TWDC in the Distribution by means of a spin-off, a split-off or a combination thereof exceed, in the aggregate, the Spinco Shares.

(b) Immediately after the Distribution and prior to the Effective Time, the shares of Spinco Common Stock shall not be transferable and the transfer agent for the Spinco Common Stock shall not transfer any shares of Spinco Common Stock. For the avoidance of doubt, TWDC shall not be considered a holder of record of TWDC Common Stock as of the Record Date with respect to any shares of TWDC Common Stock held in its treasury.

Section 3.04 Fractional Interests.

(a) No Fractional Shares. Notwithstanding anything herein to the contrary, no certificate or scrip representing fractional shares of Spinco Common Stock shall be delivered to the Distribution Agent for the benefit of holders of record of TWDC Common Stock on the Record Date (“TWDC Stockholders”). To the extent that any TWDC Stockholders would be entitled to receive a fractional share of Spinco Common Stock as a result of the Distribution, such fractional share interests will not entitle any such stockholder to vote or to any rights as a stockholder of Spinco. In lieu of any such fractional shares, each TWDC Stockholder who, but for the provisions of this Section 3.04, would be entitled to receive a fractional share interest of Spinco Common Stock pursuant to the Distribution shall, in lieu of such entitlement, receive cash, without any interest thereon, as hereinafter provided. TWDC shall instruct the Distribution Agent to determine the number of whole shares and fractional shares of Spinco Common Stock allocable to each TWDC Stockholder, to aggregate all such fractional shares into whole shares of Spinco Common Stock, to sell the shares of Company Common Stock obtained therefor pursuant to the terms of the Merger Agreement in the open market at the then-prevailing prices on behalf of each TWDC Stockholder who otherwise would be entitled to receive fractional share interests of Spinco Common Stock and to distribute to each such TWDC Stockholder his, her or its ratable share of the total proceeds of the sale of the resulting shares of Company Common Stock, after making appropriate deductions of the amounts required for U.S. federal income tax withholding purposes and after deducting any applicable transfer Taxes and the costs and expenses of such sale and distribution, including brokers fees and commissions.

(b) Unclaimed Stock or Cash. Any Spinco Common Stock or cash in lieu of fractional share interests of Spinco Common Stock made available to the Distribution Agent that remains undistributed 180 days after the Distribution Date shall be delivered to Spinco, Spinco shall hold such Spinco Common Stock for the account of such TWDC Stockholders and any such TWDC Stockholder shall look only to Spinco for such Spinco Common Stock and cash, if any, in lieu of fractional share interests of Spinco Common Stock subject in each case to applicable escheat or other abandoned property Laws.

Section 3.05 The Distribution. Subject to the satisfaction or waiver of the conditions set forth in Section 7.01, Spinco shall instruct the Distribution Agent at or prior to the Effective Time to take the actions contemplated to be taken by the Distribution Agent pursuant to the Merger Agreement.

Section 3.06 Timing of the Distribution. TWDC shall consummate the Separation as promptly as practicable after satisfaction (or waiver to the extent permissible) of all of the conditions to the Restructuring and the Distribution specified in Section 7.01 (other than conditions that by their nature are to be satisfied at the time of the Restructuring, Distribution or the Merger and shall in fact be satisfied at such time). The Restructuring shall occur on the Distribution Date prior to the Distribution, which shall occur at a time to be mutually agreed by the Parties on the Distribution Date.

ARTICLE IV

ADDITIONAL COVENANTS

Section 4.01 Access to Information.

(a) From the Closing Date until the third anniversary of the Closing Date, except in the case of an adversarial Action by one Party against the other Party (which shall be governed by such discovery rules as may be applicable thereto) each of TWDC and Spinco, on behalf of the TWDC Entities and the Spinco Entities, respectively, agrees to provide, or cause to be provided, to each other as soon as reasonably practicable after written request therefor, subject to applicable Laws relating to the exchange of information, and only in such manner that does not cause unreasonable disruption of the business of such Person, any Information in the possession or under the control of such Person that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any other Transaction Agreement; provided, however, that (A) the requesting Person shall agree in writing to keep any Information that incorporates proprietary, confidential or privileged information of the providing

Person confidential, except to the extent that such records or documents are required to be disclosed by Law or legal process, (B) each Party agrees to notify the providing Person of any Action whereby such requesting Person might be required to disclose proprietary, confidential or privileged information, so that the providing Person may seek a protective order in any such Action, (C) in the event that any Party determines that any such provision of information could be commercially detrimental, violate any Law or provision of any material Contract, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, (D) if information other than that pertaining to the Business is contained in such records, TWDC and Spinco shall either agree that such information may be omitted or redacted by the providing Person, or shall enter into appropriate secrecy commitments to protect such information and (E) this Article IV shall not apply to matters relating to Taxes which shall be exclusively governed by the Tax Sharing Agreement. TWDC and Spinco intend that any transfer of Information that would otherwise be within the attorney-client privilege shall not operate as a waiver of any potentially applicable privilege.

(b) After the date hereof, each of TWDC and Spinco shall maintain in effect adequate systems and controls to the extent necessary to enable the other Person to satisfy its respective reporting, accounting, audit and other obligations.

Section 4.02 Ownership of Information. Any Information owned by either the Spinco Entities or the TWDC Entities that is provided to a requesting party pursuant to Section 4.01 shall be deemed to remain the confidential property of the providing Party. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.

Section 4.03 Compensation for Providing Information. The Party requesting such Information agrees to reimburse the other Party for the reasonable costs, if any, of creating, gathering and copying such Information, to the extent that such costs are incurred for the benefit of the requesting Party. Except as may be otherwise specifically provided elsewhere in this Agreement or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

Section 4.04 Record Retention. To facilitate the possible exchange of Information pursuant to this Article IV and other provisions of this Agreement after the Distribution Date, the Parties agree to use their reasonable efforts to retain all Information in their respective possession or control on the Distribution Date in accordance with their respective record retention policies. No Party will destroy, or permit any of its Subsidiaries to destroy, any Information that the other Party may have the right to obtain pursuant to this Agreement prior to the third anniversary of the date hereof without first using its reasonable efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such Information prior to such destruction; provided, however, that (i) in the case of any Information relating to Taxes or to Environmental Claims, such period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof) and (ii) in the case of any Information relating to Taxes, such Party shall have the opportunity, at their cost and expense, to remove and retain all or any part of such Information upon the expiration of such statute of limitations.

Section 4.05 Limitation of Liability. No Party shall have any liability to any other Party in the event that any Information exchanged or provided pursuant to this Article IV that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate.

Section 4.06 Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Transaction Agreement.

Section 4.07 Production of Witnesses. Subject to Section 4.04, after the Distribution Date, except in the case of an adversarial Action by one Party against the other Party (which shall be governed by such discovery rules as may be applicable thereto), each of TWDC and Spinco shall use its reasonable efforts, and shall use its reasonable efforts to cause each TWDC Entity or Spinco Entity, as applicable, to make available to the other Party or any Affiliate or Subsidiary of the other Party, upon written request, such Party’s (and its Affiliates’ and Subsidiaries’) former (to the extent practicable) and current (to the extent practicable) directors, officers and employees as witnesses or otherwise to the extent that the requesting Party (giving consideration to business demands of such directors, officers and employees) reasonably determines that such Information relates to any such Action, administrative or other proceedings (including preparation for such matters or proceedings) relating to the Business or the Retained Business on or prior to the Distribution Date. The costs and expenses incurred in the provision of such witnesses and information shall be paid by the Party requesting the availability of such Persons.

Section 4.08 Employees and Employee Benefit Plans. As of the Distribution Date, the Business Employees shall cease to be employees of TWDC or its Subsidiaries (as applicable) and shall become employees of Spinco or its Subsidiaries. At the Effective Time, Spinco or its Subsidiaries shall be the sole employer of the Business Employees and shall not employ any individuals other than the Business Employees. Except for the Spinco Benefit Plans or any Business Material Contract with any Business Employee and any other agreement with on-air talent or employees providing services to the Business, (i) Spinco shall not establish, maintain or assume any Benefit Plan as of the Distribution Date, and (ii) Spinco shall not assume or be deemed to assume any liabilities (contingent or otherwise) or obligations related to or with respect to any Benefit Plan as of the Distribution Date.

Section 4.09 No Representations or Warranties. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY OTHER TRANSACTION AGREEMENT, (A) NONE OF TWDC, ITS SUBSIDIARIES OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY OF ANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS ASSETS, THE BUSINESS LIABILITIES OR THE BUSINESS, ANY OF THE TRANSACTIONS (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR THE BUSINESS, ASSETS, CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING THE BUSINESS ASSETS, BUSINESS LIABILITIES OR THE BUSINESS; (B) ALL OF THE BUSINESS ASSETS TO BE TRANSFERRED OR THE BUSINESS LIABILITIES TO BE ASSUMED OR TRANSFERRED IN ACCORDANCE WITH THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED; AND (C) NONE OF THE PARTIES HERETO OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION MADE AVAILABLE IN CONNECTION WITH THE RESTRUCTURING, THE DISTRIBUTION OR THE MERGER OR THE ENTERING INTO OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS.

ARTICLE V

MUTUAL RELEASES; INDEMNIFICATION

Section 5.01 Release of Pre-Closing Claims.

(a) Except as provided in Section 5.01(c), effective as of the Distribution Date, TWDC shall, for itself and each other TWDC Entity, remise, release and forever discharge each Spinco Entity from any and all Liabilities whatsoever owing to any TWDC Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, whether or not known as of the Distribution Date, including in connection with the transactions and all other activities to implement the Restructuring and the Distribution.

(b) Except as provided in Section 5.01(c), effective as of the Distribution Date, Spinco shall, for itself and each Spinco Entity, remise, release and forever discharge each TWDC Entity from any and all Liabilities whatsoever owing to any Spinco Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, whether or not known as of the Distribution Date, including in connection with the transactions and all other activities to implement the Restructuring and the Distribution.

(c) Nothing contained in Sections 5.01(a) or (b) shall impair any right of any Person to enforce this Agreement, any other Transaction Agreement or any Contract between any Spinco Entity and any TWDC Entity that does not terminate as of the Distribution Date, in each case in accordance with its terms. Nothing contained in Section 5.01(a) or (b) shall release any Person from:

(i) any Liability provided in or resulting from any Contract between any Spinco Entity, on the one hand, and any TWDC Entity, on the other hand, that does not terminate as of the Distribution Date;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to any Spinco Entity or TWDC Entity, as the case may be, in accordance with, or any other Liability of such Person under, this Agreement or any other Transaction Agreement; or

(iii) any Liability, the release of which would result in the release of any Person other than a TWDC Entity or a Spinco Entity; provided that the Parties agree not to bring suit or permit any of their Subsidiaries to bring suit against any Person with respect to any Liability to the extent that such Person would be released with respect to such Liability by this Section 5.01 but for the provisions of this clause (iii).

(d) No Actions as to Released Claims. Spinco agrees, for itself and as agent for each Spinco Entity, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against TWDC or any TWDC Entity, with respect to any Liabilities released pursuant to this Section 5.01. TWDC agrees, for itself and as agent for each TWDC Entity, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Spinco or any other Spinco Entity, with respect to any Liabilities released pursuant to this Section 5.01.

(e) Further Instruments. At any time, at the request of any other Party, each Party shall cause each other Spinco Entity or TWDC Entity, as applicable, to execute and deliver releases reflecting the provisions of this Section 5.01.

Section 5.02 Indemnification by Spinco. Except as otherwise provided in this Agreement and in the other Transaction Agreements, Spinco shall, and shall cause each other Spinco Entity to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless TWDC Indemnitees from, against and in respect of losses, claims, liabilities, damages, costs and expenses relating to (a) the Business Liabilities (including any Delayed Transfer Liabilities) and (b) any and all Liabilities (including Third Party Claims) imposed on, sustained, incurred or suffered by any of TWDC Indemnitees that relate to, arise out of or result from the Business, the Business Assets or the failure of Spinco or any other Spinco Entity or any other Person to pay, perform or otherwise promptly discharge any Business Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date.

Section 5.03 Indemnification by TWDC. Except as otherwise provided in this Agreement and in the other Transaction Agreements, TWDC shall, and shall cause each other TWDC Entity to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Spinco Indemnitees from, against and in respect of any losses, claims, liabilities, damages, costs and expenses relating to (a) TWDC Liabilities and (b) any and all Liabilities (including Third Party Claims) imposed on, sustained, incurred or suffered by any of the Spinco Indemnitees and that relate to, arise out of or result from the Retained Business, TWDC Assets or the failure of any other TWDC Entity or any other Person to pay, perform or otherwise promptly discharge any TWDC Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date.

Section 5.04 Indemnification Procedures.

(a) Notice of Claims. An Indemnitee shall give written notice (a “Notice of Claim”) to the Indemnifying Party within 20 Business Days after the Indemnitee has knowledge of any Third Party Claim which an Indemnitee has determined has given or could reasonably be expected to give rise to a right of indemnification under this Agreement. No failure to give such Notice of Claim within the time period specified above shall affect the indemnification obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party can demonstrate such failure materially prejudiced such Indemnifying Party’s ability to successfully defend the matter giving rise to the claim. The Notice of Claim shall state the nature of the claim, the amount of the liability, if known, and the method of computation thereof, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) Third Party Claims. The obligations and liabilities of an Indemnifying Party under this Article V with respect to Liabilities arising from claims of any third party that are subject to the indemnification provisions provided for in this Article V (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions. The Indemnitee at the time it gives a Notice of Claim to the Indemnifying Party of the Third Party Claim shall advise the Indemnifying Party that the Indemnifying Party shall be permitted, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably satisfactory to the Indemnitee if it gives written notice of its intention to do so to the Indemnitee within 20 days of its receipt of the Notice of Claim. In the event the Indemnifying Party exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnitee shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses and Information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Party, and the Indemnitee may participate by its own counsel and at its own expense in defense of such Third Party Claim; provided, however, that if the defendants in any Action shall include both the Indemnitee and the Indemnifying Party and such Indemnitee shall have concluded in good faith that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to such Indemnitee, such Indemnitee shall have the right to select separate counsel reasonably acceptable to the Indemnifying Party to participate in the defense of such Action on its behalf, at the expense of the Indemnifying Party; provided, further, that such Indemnifying Party shall not, in connection with any one such Action or separate but substantially similar or related Actions, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel). Notwithstanding the foregoing, the Indemnitee, during the period the Indemnifying Party is determining whether to elect to assume the defense of a matter covered by this Section 5.04(b), may take such reasonable actions, at the Indemnifying Party’s expense, as it deems necessary to preserve any and all rights with respect to the matter, without such actions being construed as a waiver of the Indemnitee’s rights to defense and indemnification pursuant to this Agreement. In the event the Indemnitee is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnitee in such defense and make available to it all such witnesses and Information in its possession or under its control relating thereto as is reasonably required by the Indemnitee and the Indemnifying Party may participate by its own counsel and at its own expense in the defense of such Third Party Claim.

(c) Settlement Procedures. Unless otherwise required by Law, in no event shall an Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld); provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If the Indemnifying Party acknowledges in writing liability for a Third Party Claim (as between the Indemnifying Party and the Indemnitee), the Indemnifying Party shall be permitted to enter into, and the Indemnitee shall agree to, any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and releases the Indemnitee completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnitee; provided, further, that the Indemnifying Party shall not agree to any other settlement, compromise or discharge of a Third Party Claim not described above without the prior written consent of the Indemnitee (such consent not to be unreasonably withheld).

(d) Direct Claims. Any claim on account of a Liability that does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the related Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Agreements.

Section 5.05 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties agree to treat any indemnification payments pursuant to this Agreement as either a capital contribution or a distribution, as the case may be, between TWDC and Spinco occurring immediately prior to the Distribution.

(b) The amount of any loss shall be: (i) increased (retroactively or prospectively) to take into account any net Tax cost actually incurred by an Indemnitee arising from any payments received from the Indemnifying Party (grossed up for such increase); and (ii) reduced (retroactively or prospectively) to take into account any net Tax benefit actually realized by an Indemnitee arising from the incurrence or payment of any such loss. In computing the amount of such Tax cost or Tax benefit, an Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any payment with respect to any such loss or the incurrence or payment of any such loss. If an Indemnitee shall have received or accrued the payment required by this Agreement from an Indemnifying Party and shall subsequently actually realize any net Tax benefit arising from the incurrence or payment of such loss, then such Indemnitee promptly shall pay to such Indemnifying Party a sum equal to the amount of such net Tax benefit, up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Agreement in respect of such loss.

(c) To the extent that any Liability that is subject to indemnification under this Agreement is covered by insurance, the amount of any indemnity payment shall be net of the Net Proceeds of any insurance policy paid to the Indemnitee with respect to such Liability. For purposes of this Section 5.05, “Net Proceeds” shall mean the insurance proceeds actually received, less any actual, additional, or increased premium, deductibles, co-payments, other payment obligations (including attorneys’ fees and other costs of collection) or the present value of any future cost which is quantifiable with reasonable certainty, that relates to or arises from the making of the claim for indemnification.

(d) In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits of an Indemnitee, whether based on contract, tort, strict liability, other Law or otherwise. An Indemnitee shall take all reasonable steps to mitigate a Liability upon becoming aware of any event, which could reasonably be expected to give rise to such Liabilities. Liabilities shall be determined after taking into account any indemnity, contribution or other similar payment received by the Indemnitee from any third party with respect thereto.

Section 5.06 Additional Matters.

(a) No Relief of Insurer Obligations. An insurer who would otherwise be obligated to defend or make payment in response to any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions hereof) by virtue of the indemnification provisions hereof.

(b) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c) Not Applicable to Taxes. The provisions of this Article V shall not apply to Taxes or any related matters (which are covered by the Tax Sharing Agreement).

(d) Joint Defense and Cooperation. With respect to any Third Party Claim in which both TWDC and Spinco are, or reasonably may be expected to be, named as parties, or that otherwise implicates both TWDC and Spinco in a material fashion, the Parties shall reasonably cooperate with respect to such Third Party Claim and if the Parties agree, maintain a joint defense in a manner that will preserve applicable privileges.

ARTICLE VI

INSURANCE

Section 6.01 Insurance Coverage; Cooperation. All insurance policies of TWDC shall constitute TWDC Assets and shall be retained by TWDC and the other TWDC Entities, together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto), except that Spinco will have the rights in respect of Insurance Policies to the extent described in Section 6.02. Each of TWDC and Spinco shall use reasonable efforts to share such information as is reasonably necessary in order to permit the other to manage and conduct its insurance matters in an orderly fashion. Each of TWDC and Spinco, at the request of the other, shall use reasonable efforts to cooperate with and assist the other in recoveries for claims made under any insurance policy for the benefit of any Spinco Entity or TWDC Entity, as applicable, and neither TWDC nor Spinco, nor any Spinco Entity or TWDC Entity, as applicable, shall take any action which would be reasonably likely to jeopardize or otherwise interfere with the ability of any Spinco Entity or TWDC Entity, as applicable, to collect any proceeds payable pursuant to any insurance policy. Nothing in this Section 6.01 shall (x) preclude any Spinco Entity or TWDC Entity, as applicable from presenting any claim or from exhausting any policy limit, (y) require any Spinco Entity or TWDC Entity, as applicable, to pay any premium or other amount or to incur any Liability or (z) require any Spinco Entity or TWDC Entity, as applicable, to renew, extend or continue any policy in force.

Section 6.02 Rights Under Insurance Policies. Except as otherwise specified in this Article VI or any other Transaction Agreement, the Spinco Entities shall have no rights with respect to any insurance policies of TWDC, except that Spinco will have the right to (x) assert claims and to resolve existing and pending claims under Insurance Policies for any loss, liability or damage arising out of insured incidents to the extent relating to the Business occurring from the date coverage thereunder first commenced until the Distribution Date and (y) acquire all rights, privileges and proceeds of such Insurance Policies relating to the claims specified in clause (x); provided that, (i) all of TWDC’s and each TWDC Entity’s reasonable out-of-pocket costs and expenses, if any, incurred in connection with the foregoing shall be promptly paid by Spinco and (ii) TWDC and the TWDC Entities may, at any time, without liability or obligation to any Spinco Entity, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Insurance Policy (and such Insurance Policy shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications). No TWDC Entity shall bear any Liability for the failure of an insurer to pay any claim under any Insurance Policy.

Notwithstanding anything to the contrary herein, Spinco may at any time, and from time to time, inform TWDC by written notice that it desires to terminate its rights to assert claims under any or all Insurance Policies, in which case Spinco’s rights to assert claims relating to Business Liabilities under such Insurance Policy or Policies shall terminate immediately. In the case of any amendments, commutations, terminations, buy-outs, extinguishments and modifications of an Insurance Policy, TWDC shall provide reasonable advance notice thereof to Spinco and shall reasonably cooperate with Spinco to assist Spinco in obtaining insurance policies under which Spinco is an insured party.

Section 6.03 Spinco Insurance Coverage After the Distribution Date. From and after the Distribution Date, Spinco, and Spinco alone, shall be responsible for obtaining and maintaining insurance programs for its risk of loss and such insurance arrangements shall be separate and apart from TWDC’s insurance programs.

Section 6.04 Responsibilities for Self-Insured Obligations and Other Obligations.

(a) Spinco will reimburse TWDC for Spinco’s pro rata share (based on the aggregate amount of proceeds received in respect of claims relating to Business Liabilities under such Insurance Policy by the Spinco Entities) of all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions and Spinco’s pro rata share of all amounts for fronted policies, overages, deductibles and retrospective or prospective premium adjustments and similar amounts not covered by Insurance Policies.

(b) Each of TWDC and Spinco does hereby, for itself and each other TWDC Entity and Spinco Entity, agree that all duties and obligations under any Insurance Policy, including the fulfillment of any conditions and the payment of any deductibles, retentions, co-insurance payment or retrospective premiums, that correspond in any way with or may be necessary to perfect, preserve or maintain an insured’s right to obtain benefits under that Insurance Policy, will be performed by the insured that is seeking the benefits under that Insurance Policy, subject to the indemnification provisions herein.

Section 6.05 Claims Administration. (i) TWDC or its designee shall be responsible for the claims administration with respect to claims of any TWDC Entity under Insurance Policies; and (ii) Spinco or its designee shall be responsible for the claims administration with respect to claims of Spinco under Insurance Policies.

Section 6.06 Procedures Regarding Insufficient Limits of Liability. In the event that there are insufficient limits of liability available under the Insurance Policies in effect prior to the Distribution Date to cover the Liabilities of the TWDC Entities and/or the Spinco Entities that would otherwise be covered by such Insurance Policies, then no Spinco Entity shall be entitled to recovery for any claims under such Insurance Policies until the claims of all TWDC Entities have been satisfied thereunder. If any Spinco Entity has received proceeds under any such Insurance Policies, Spinco shall reimburse TWDC all amounts to which any TWDC Entity would have been entitled had its claim under such Insurance Policies arisen prior to any recovery thereunder by any Spinco Entity.

Section 6.07 Cooperation. TWDC and Spinco will use their reasonable efforts to cooperate with each other and execute any additional documents which are reasonably necessary to effectuate the provisions of this Article VI.

Section 6.08 No Assignment or Waiver. This Agreement shall not be considered as an attempted assignment of any rights or interest in violation of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any TWDC Entity in respect of any Insurance Policy or any other Contract or policy of insurance.

Section 6.09 No Liability. Spinco does hereby, for itself and as agent for each Spinco Entity, agree that no TWDC Entity or any TWDC Indemnitee shall have any Liability whatsoever as a result of the insurance policies and practices of TWDC and its Subsidiaries as in effect at any time prior to the Distribution Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.

Section 6.10 No Restrictions. Nothing in this Agreement shall be deemed to restrict any Spinco Entity from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.

Section 6.11 Further Agreements. The Parties acknowledge that they intend to allocate financial obligations without violating any Laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to this Agreement or any other Transaction Agreement is violative of any insurance, self-insurance or related financial responsibility Law, the Parties agree to work together to do whatever is necessary to comply with such Law while trying to accomplish, to the greatest possible extent, the allocation of financial obligations as intended in this Agreement and any other Transaction Agreement.

ARTICLE VII

CONDITIONS TO THE RESTRUCTURING AND DISTRIBUTION

Section 7.01 Conditions to the Separation. The obligations of TWDC pursuant to this Agreement to effect the Separation shall be subject to the fulfillment (or waiver by TWDC) at or prior to the Distribution Date of the condition that each of the parties to the Merger Agreement shall have irrevocably confirmed to each other that each condition in Article VII of the Merger Agreement (other than Section 7.1(a) thereto) to such Party’s respective obligations to effect the Merger has been fulfilled or shall be fulfilled at the Effective Time or is or has been waived by such party, as the case may be.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

Section 8.01 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement and the other Transaction Agreements but subject to the provisions hereof and thereof, each of the Parties hereto shall use its reasonable efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and Contracts to consummate and make effective the Transactions.

(b) Without limiting the foregoing, prior to, on and after the Distribution Date, each Party hereto shall cooperate with the other Party, and without any further consideration, to execute and deliver, or use its reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any License, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Party hereto from time to time, consistent with the terms of this Agreement and the other Transaction Agreements, in order to effectuate the provisions and purposes of this Agreement, the other Transaction Agreements and the transfers of the Business Assets and the assignment and assumption of the Business Liabilities and the other transactions contemplated hereby and thereby.

(c) On or prior to the Distribution Date, TWDC and Spinco in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by TWDC and Spinco or any other Subsidiary of TWDC, as the case may be, to effectuate the transactions contemplated by this Agreement.

ARTICLE IX

TERMINATION

Section 9.01 Termination. Notwithstanding any provision hereof, this Agreement may be terminated by TWDC and the Separation may be abandoned prior to the Distribution Date at any time following termination of the Merger Agreement in accordance with its terms.

Section 9.02 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Date pursuant to Section 9.01, no Party to this Agreement (or any of its Representatives) shall have any Liability or further obligation to any other Party or third party with respect to this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with the other Transaction Agreements, the exhibits and the schedules and the other documents delivered pursuant to this Agreement) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and, except for the provisions of Sections 2.04, 5.02 and 5.03 hereunder, is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 10.02 Expenses. Except as expressly set forth herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid in accordance with Section 8.2(c) of the Merger Agreement.

Section 10.03 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law.

Section 10.04 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such address for a Party as will be specified by like notice):

(a) if to TWDC or any TWDC Entity, to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Kevin Mayer

Facsimile No.: (818) 560-5630

with a copy to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Matthew L. McGinnis

Facsimile No.: (818) 843-1640

with a copy to:

Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019
Attention:	Morton A. Pierce
M. Adel Aslani-Far
Facsimile No.:	(212) 259-6333

(b) if to Spinco or any Spinco Entity prior to the Distribution Date, to:

ABC Chicago FM Radio, Inc.

c/o The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Kevin Mayer

Facsimile No.: (818) 560-5630

with a copy to:

The Walt Disney Company

500 South Buena Vista Street

Burbank, California 91521

Attention: Matthew L. McGinnis

Facsimile No.: (818) 843-1640

with a copy to:

Dewey Ballantine LLP 1301 Avenue of the Americas New York, New York 10019
Attention:	Morton A. Pierce
M. Adel Aslani-Far
Facsimile No.:	(212) 259-6333

(c) if to Spinco or any Spinco Entity on or after the Distribution Date, to:

Citadel Broadcasting Corporation

7201 W. Lake Mead Boulevard, Suite 400

Las Vegas, Nevada 89128

Attention: Farid Suleman

Facsimile: (702) 804-8250

with a copy to:

Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022
Attention:	Stephen Fraidin
Andrew E. Nagel
Facsimile No.:	(212) 446-4900

Section 10.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Party, it being understood that each Party need not sign the same counterpart.

Section 10.06 Assignment. Except as set forth in any other Transaction Agreement and except upon a merger of Citadel Broadcasting Corporation, neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of law or otherwise, by either of the Parties hereto without the prior written consent of the other Party, except that either Party may assign any or all of its rights, interests or obligations under this Agreement to any one or more of its direct or indirect wholly-owned Subsidiaries or Spinco Subsidiaries, as applicable; provided that no such assignment will relieve the assigning Party from any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by TWDC and Spinco and their respective successors and assigns.

Section 10.07 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal or state court sitting in the State of Delaware.

Section 10.08 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision will be interpreted to be only so broad as is enforceable.

Section 10.09 Headings. Headings of the Articles and Sections of this Agreement and the Transaction Agreements are for convenience of the Parties only and will be given no substantive or interpretive effect whatsoever.

Section 10.10 Attorneys’ Fees. If any Action at law or equity, including an Action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

Section 10.11 Amendment. This Agreement and the Transaction Agreements may not be waived, amended or modified in any respect unless such waiver, amendment or modification is in writing and signed on behalf of the Parties hereto or thereto.

Section 10.12 Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder, Affiliate or Representative of Spinco or TWDC, in its capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such Party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of Spinco and TWDC, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.

Section 10.13 Taxes. In the case of any inconsistency with respect to matters relating to Taxes between this Agreement and the Tax Sharing Agreement, the Tax Sharing Agreement shall govern such matter.

Section 10.14 Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The terms “hereof,”

“herein,” and “herewith” and words of similar import herein (or in any Transaction Agreement) shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable other Transaction Agreement) taken as a whole (including all of the schedules and exhibits hereto and thereto) and not to any particular provision of this Agreement (or such other Transaction Agreement). Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable other Transaction Agreement) unless otherwise specified. The word “including” and words of similar import when used in this Agreement (or the applicable other Transaction Agreement) means “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Unless expressly stated to the contrary in this Agreement or in any other Transaction Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to February 6, 2006 (or the date of which the relevant Transaction Agreement is first entered into, as the case may be) regardless of any amendment or restatement hereof (or thereof). The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provisions of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, TWDC and Spinco have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WALT DISNEY COMPANY

By:	/s/ THOMAS O. STAGGS
Name:	Thomas O. Staggs
Title:	Senior Executive Vice President and Chief Financial Officer

ABC CHICAGO FM RADIO, INC.

By:	/s/ DAVID K. THOMPSON
Name:	David K. Thompson
Title:	Vice President

Signature Page

Separation Agreement

ANNEX B-I

Execution Version

AMENDMENT NO. 1 TO THE SEPARATION AGREEMENT

This AMENDMENT NO. 1 TO THE SEPARATION AGREEMENT, dated November 19, 2006 (this “Amendment”), by and between The Walt Disney Company, a Delaware corporation (“TWDC”), and ABC Radio Holdings, Inc., formerly known as ABC Chicago FM Radio, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of TWDC (“Spinco” and, together with TWDC, the “Parties” and each, a “Party”), is entered into to amend the Separation Agreement, dated as of February 6, 2006, by and between TWDC and Spinco (the “Agreement”) in the following particulars only:

W I T N E S S E T H

Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, TWDC and Spinco desire to amend the Agreement as set forth herein:

NOW, THEREFORE, in consideration of the premises and of the respective agreements and covenants herein contained, the parties hereby agree as follows:

1 Amendment of Section 1.01. Section 1.01 of the Agreement is hereby amended as follows:

1.1 The definition of the term “Closing Date” is hereby added as follows:

““Closing Date” shall have the meaning set forth in the Merger Agreement.”

1.2 The definition of the term “RMT Debt Adjustment” is hereby deleted.

1.3 The definition of the term “Tax Sharing Agreement” is hereby amended and restated as follows:

““Tax Sharing Agreement” shall mean the Tax Sharing Agreement by and among Company, TWDC and Spinco, in substantially the form of Exhibit A hereto, as amended from time to time.”

B-I-1

2 Amendment of Section 2.07. Section 2.07 of the Agreement is hereby amended and restated as follows:

“Section 2.07 Financing. Prior to and in connection with the Distribution, but in no event earlier than the Spinco Funding Date, Spinco shall incur debt financing (the “Spinco Debt”), which debt financing shall, as of the Distribution Date, be in an amount not to exceed (a) $1,100,000,000 plus (b) any Value Deficit (such result, the “Maximum Spinco Debt”), on the terms set forth in the executed commitment letter and related term sheets (the “Spinco Debt Commitment Letter”) which are attached as Exhibit B hereto. Prior to the Distribution and as part of the Restructuring, and subject to Section 2.3 of the Merger Agreement, TWDC and its Affiliates (other than Spinco or a Spinco Entity) shall retain an amount in cash equal to the Spinco Debt. TWDC shall provide at least 11 trading days’ prior notice to Company of the date on which the amount of the Maximum Spinco Debt and the actual amount of the Spinco Debt that will be incurred shall be determined, which date shall be no earlier than 15 calendar days prior to the Closing Date or later than the third trading day prior to the record date for Company stockholders for the Special Dividend (as defined in the Merger Agreement) (the “Spinco Funding Date”).

3 Interpretation. The Agreement shall not be amended or otherwise modified hereby except as set forth in Sections 1 and 2 of this Amendment. Except as expressly amended by Sections 1 and 2 of this Amendment, the Agreement shall remain in full force and effect. In the event of any inconsistency or contradiction between the terms of this Amendment and the Agreement, the provisions of this Amendment shall prevail and control.

4 Reference to the Agreement. On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “herewith,” “hereunder,” and words of similar import shall, unless otherwise stated, be construed to refer to the Agreement as amended hereby. No reference to this Amendment need be made in any instrument or document at any time referring to the Agreement and a reference to the Agreement in any such instrument or document shall be deemed to be a reference to the Agreement as amended hereby.

5 Counterparts. This Amendment may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Parties, it being understood that all the Parties need not sign the same counterpart.

6 Governing Law. This Amendment will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law.

[SIGNATURE PAGE FOLLOWS]

B-I-2

IN WITNESS WHEREOF, TWDC and Spinco have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

THE WALT DISNEY COMPANY

By:	/s/ Thomas O. Staggs
	Name:	Thomas O. Staggs
	Title:	Senior Executive Vice President and Chief Financial Officer

ABC RADIO HOLDINGS, INC.

By:	/s/ David K. Thompson
	Name:	David K. Thompson
	Title:	Vice President

B-I-3

ANNEX C

February 6, 2006

The Board of Directors

Citadel Broadcasting Corporation

7201 W. Lake Mead Blvd., Suite 400

Las Vegas, Nevada 89128

Members of the Board of Directors:

Citadel Broadcasting Corporation (the “Company”) and The Walt Disney Company (“TWDC”) propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which a wholly-owned subsidiary of the Company will be merged (the “Merger”) with and into ABC Chicago FM Radio, Inc. (“Spinco”), which is currently wholly-owned by TWDC. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Merger Agreement.

We understand that prior to the effective time of the Merger (the “Effective Time”), Spinco will hold, directly or indirectly, all of the Business Assets and Business Liabilities, Spinco will incur certain indebtedness and TWDC will distribute to the shareholders of TWDC (the “Distribution”, and together with the Merger, the “Proposed Transaction”) the capital stock of Spinco, all in accordance with the terms and conditions of the Separation Agreement being entered into contemporaneously with the Merger Agreement (the “Separation Agreement”). Also, prior to the Effective Time, the Company will pay a special dividend to the shareholders of the Company of $2.46 per share of Company Common Stock, subject to adjustment as provided in the Merger Agreement. We further understand that at the Effective Time, in accordance with the terms and conditions of the Merger Agreement, Spinco will become a wholly-owned subsidiary of the Company, and each outstanding share of Spinco Common Stock, other than shares of Spinco Common Stock held in treasury or owned by the Company or any direct or indirect subsidiary of the Company or Spinco, will be converted into the right to receive one share of the Company Common Stock.

You have requested our opinion as to the fairness, from a financial point of view, to the Company of the consideration to be paid by the Company in the Proposed Transaction.

In arriving at our opinion, we have (i) reviewed a draft dated February 4, 2006 of the Merger Agreement, excluding the exhibits, other than a draft dated February 4, 2006 of the Separation Agreement; (ii) reviewed a draft dated February 4, 2006 of the consent of the Principal Stockholder approving the Merger and a draft dated January 30, 2006 of the Support Agreement; (iii) reviewed certain publicly available business and financial information concerning TWDC, the Business and the Company; (iv) reviewed financial statements and other financial and operating data concerning the Business prepared by TWDC; (v) compared the financial terms of the Proposed Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (vi) compared the financial and operating performance of the Business and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vii) reviewed certain internal financial analyses and forecasts prepared by the managements of TWDC, the Business and the Company relating to the Business and the Company’s business, respectively, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Proposed Transaction (the “Synergies”) furnished to us by TWDC and the Company; (viii) reviewed certain tax attributes relating to the Business and the

J.P. Morgan Securities Inc. 277 Park Avenue, New York, NY 10172

Company furnished to us by the managements of TWDC and the Company respectively; and (ix) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company, TWDC and the Business with respect to certain aspects of the Proposed Transaction, and the past and current business operations of the Business and the Company, the financial condition and future prospects and operations of the Business and the Company, the potential pro forma impact of the Proposed Transaction on the financial condition and future prospects of the Company (including with respect to the expected Synergies), and certain other matters we believed necessary or appropriate to our inquiry, including the information referred to in clauses (iii), (iv), (vii) and (viii) in the immediately preceding paragraph.

In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by TWDC, the Business and the Company or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of Spinco (after giving effect to the Proposed Transaction) or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Business and the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based.

We have also assumed that (i) the Proposed Transaction will have the tax consequences described in discussions with, and materials furnished to us by, representatives of TWDC and the Company, (ii) the transactions contemplated by the Merger Agreement and Separation Agreement will be consummated as described in the Merger Agreement and Separation Agreement without any waiver, amendment or restructuring, and (iii) the definitive Merger Agreement and Separation Agreement will not differ in any material respects from the drafts thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents, rulings and approvals relating to the consummation of the Proposed Transaction will be obtained without any adverse effect on the Business, Spinco or the Company or on the contemplated benefits of the Proposed Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the consideration to be paid in the Proposed Transaction and we express no opinion as to the fairness of the Proposed Transaction to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Proposed Transaction. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the Proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only upon consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided investment banking and

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commercial banking services from time to time to the Company, TWDC and each of their respective affiliates. Such past services have included (i) acting as sole bookrunner and lead arranger on a rollover and upsizing of credit facilities and as an arranger and provider of incremental credit facilities, each in 2004 for the Company, (ii) acting as co-manager in a common stock offering and as co-manager in a convertible notes offering, each in 2004 by the Company, (iii) acting as joint bookrunner in a senior convertible notes offering in 2003 and as a joint bookrunner in a senior notes offering in 2002, each by TWDC and (iv) acting as sole bookrunner and lead arranger of senior credit facilities in 2001 to support the Principal Stockholder’s acquisition of the Company. We and our commercial bank affiliate expect to enter into commitment letters with the Company and Spinco regarding new senior secured credit facilities to be entered into by each of the Company and Spinco immediately prior to the Distribution and Merger, such facilities to be used as bridge financing by Spinco prior to the Distribution and Merger and as permanent financing by the Company after the Merger. We and our affiliates may also provide other investment banking and commercial banking services to the Company, TWDC and Spinco, and/or their affiliates, in the future. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or TWDC for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be paid by the Company in the Proposed Transaction is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Proposed Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote (or consent) with respect to the Proposed Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

J.P. Morgan Securities Inc.

J.P. Morgan Securities Inc. 277 Park Avenue, New York, NY 10172

ANNEX D

February 6, 2006

Board of Directors

Citadel Broadcasting Corporation

7201 W. Lake Mead Blvd., Suite 400

Las Vegas, Nevada 89120

Members of the Board of Directors:

The Walt Disney Company (“TWDC”), ABC Chicago FM Radio, Inc., an indirect, wholly owned subsidiary of TWDC (“Spinco”), Citadel Broadcasting Corporation (the “Company”) and Alphabet Acquisition Corp., a newly formed, wholly owned subsidiary of the Company (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 6, 2006, pursuant to which the Acquisition Sub will be merged with and into Spinco in a transaction (the “Merger”) in which each of the outstanding shares of the common stock of Spinco, par value $0.01 per share (the “Spinco Common Stock”), will be converted into the right to receive one share of the common stock of the Company, par value $0.01 per share (the “Company Shares”).

Prior to the effective time of the Merger (the “Effective Time”), pursuant to a Separation Agreement to be entered into by and between the TWDC and Spinco as of February 6, 2006 (the “Separation Agreement”), (i) TWDC will transfer to Spinco the assets and liabilities of TWDC’s radio network business of producing and distributing radio programming in the United States (except for the ESPN Radio™ and Radio Disney™ networks) and the businesses of certain radio stations (the “Business”), (ii) Spinco will incur indebtedness in an amount not to exceed (x) $1.4 billion, plus (y) the amount of any Value Deficit (described below) minus (z) the RMT Debt Adjustment (as defined in the Merger Agreement) (the “Maximum Spinco Debt”), and TWDC will retain an amount of cash equal to the amount of such indebtedness incurred (such amount of cash, the “Cash Payment”), and (iii) TWDC will distribute to its stockholders all of the outstanding shares of Spinco Common Stock (the “Distribution”), the number of such shares to be equal to the number of Spinco Shares (described below). As more fully described in the Merger Agreement, (a) the “Value Deficit” will be an amount no greater than $250 million equal to (x) the amount, if any, by which the average of the per share closing prices of the Company Shares over the Pricing Period (as defined in the Merger Agreement) is less than $12.68, multiplied by (y) the number of Spinco Shares; (b) the number of “Spinco Shares” will be a number no less than 127,240,887 equal to (x) the number of Company Diluted Shares Outstanding (described below) divided by 0.48 (provided that, if necessary for TWDC to obtain certain IRS private letter rulings or legal opinions, Spinco may, at its election, reduce this number to as low as 0.45 (the “Spinco Shares Election”)), less (y) the number of Company Diluted Shares Outstanding; and (c) the number of “Company Diluted Shares Outstanding” will be (x) the number of Company Shares outstanding at a time prior to Effective Time specified in the Merger Agreement, plus (y) the number of Company Shares issuable upon the exercise or conversion of restricted stock units, Company stock options and other convertible securities of the Company held by Mr. Farid Suleman and Forstmann Little & Co. and their affiliates and certain related persons and entities at a time prior to the Effective Time specified in the Merger Agreement, plus (z) if TWDC does not receive a Counting Determination (as defined in the Merger Agreement), the maximum number of Company Shares issuable upon conversion of the Company’s 1.875% convertible subordinated debentures of Company due 2011 outstanding at a time prior to the Effective Time specified in the Merger Agreement.

We understand that the Company will declare and pay a dividend or series of dividends in respect of the Company Shares outstanding at a time prior to Effective Time specified in the Merger Agreement (the “Special Dividend”) in an aggregate amount equal to (x) the Base Dividend (described below) multiplied by the number of Company Shares outstanding immediately at a time prior to the Effective Time specified in the Merger Agreement, plus (y) (i) the amount of any Value Surplus (described below) divided by the Spinco Ownership Percentage (described below), multiplied by (ii) one minus the Spinco Ownership Percentage. As more fully described in the Merger Agreement, (a) the “Base Dividend” will be equal to the difference, if positive, between (x) $12.68 minus (y) $1.3 billion divided by the number of Spinco Shares (calculated without regard for any exercise of the Spinco Shares Election); (b) the “Value Surplus” will be an amount no greater than $250 million equal to (x) the average of the per share closing prices of the Company Shares over the Pricing Period over $12.68, multiplied by (y) the number of Spinco Shares; and (c) the “Spinco Ownership Percentage” will be the percentage derived by dividing (x) the number of Spinco Shares, by (y) the number of Spinco Shares plus the number of Company Shares outstanding at a time prior to Effective Time specified in the Merger Agreement.

The Company Shares to be issued in the Merger in respect of the shares of Spinco Common Stock to be distributed to the TWDC shareholders pursuant to the Separation Agreement, together with the Cash Payment, are collectively referred to herein as the “Consideration.”

You have asked us whether, in our opinion, the Consideration is fair from a financial point of view to the Company.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to the Company, the Business and TWDC that we deemed to be relevant;

(2) Reviewed certain audited statements of assets and liabilities, and statements of operations and cash flows, of the Business furnished to us by the Company;

(3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Business, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by the Company;

(4) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2 and 3 above, as well as the respective businesses and prospects of the Company and the Business before and after giving effect to the Merger and the Expected Synergies;

(5) Reviewed the market prices of the Company Shares and valuation multiples for the Company Shares and the Business and compared them with valuation multiples for certain publicly traded companies that we deemed to be relevant;

(6) Reviewed the results of operations of the Company and the Business and compared them with those of certain publicly traded companies that we deemed to be relevant;

(7) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed the final forms of the Merger Agreement, the Separation Agreement and a Support Agreement to be entered into between TWDC, Spinco, the Company and certain affiliates of Forstmann Little & Co., dated as of February 6, 2006; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company, Spinco, the Business, the Company or TWDC or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company, Spinco, the Business or TWDC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company, Spinco, the Business or TWDC. With respect to the financial forecast information for the Company and the Business and the Expected Synergies furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company management as to the expected future financial performance of the Business and the Company, and the Expected Synergies, after giving effect to the consummation of the transactions contemplated by the Transaction Agreements (as defined in the Separation Agreement). We have also considered the Company management’s views of the risk and uncertainties relating to the Company’s ability to achieve its stand-alone financial forecasts. We have assumed that, to the extent material to our analysis, the representations and warranties of each party contained in the Merger Agreement are true and correct, each party will perform all of its covenants and agreements contained in the Merger Agreement and the Separation Agreement and the transactions contemplated by the Merger Agreement and the Separation Agreement will be consummated in accordance with their terms, in each case without waiver, modification or amendment.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. In that connection, for purposes of our analysis, we have assumed an Option Ratio (as defined in the Agreement) based on the closing trading price of the Company Shares and the common stock of TWDC as of February 3, 2006. We have also assumed that in the course of obtaining the necessary regulatory or other consents, rulings or approvals (contractual or otherwise) for the Separation (as defined in the Separation Agreement) and the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We are not rendering any accounting, legal or tax advice and understand that the Company is relying upon its own accounting, legal and tax advisors as to accounting, legal and tax matters in connection with the transactions contemplated by the Merger Agreement and the Separation Agreement.

We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We are currently and have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and TWDC and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the shares and other securities of TWDC, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the transactions contemplated by the Merger Agreement and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act by consent with respect to any matter related to the Merger. We are not expressing any opinion herein as to the prices at which the Company Shares, the Spinco Shares or the shares of TWDC will trade on any stock exchange or trading market on which such securities may be listed or admitted to trading following the announcement of the Merger or as to the prices at which the Company Shares will trade following the consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the Company.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

ANNEX E

CITADEL BROADCASTING CORPORATION

AMENDED AND RESTATED 2002 STOCK OPTION AND AWARD PLAN

(DRAFT—As Amended and Restated [•], 2006)

1. PURPOSE.

The purpose of this Plan is to strengthen Citadel Broadcasting Corporation, a Delaware corporation (the “Company”) and its Subsidiaries, by providing an incentive to its employees, officers, consultants and directors and thereby encouraging them to devote their abilities and industry to the success of the Company’s business enterprise. It is intended that this purpose be achieved by extending to employees (including future employees who have received a formal written offer of employment), officers, consultants and directors of the Company and its Subsidiaries an added long-term incentive for high levels of performance and unusual efforts through the grant of Incentive Stock Options, Nonqualified Stock Options, Stock Appreciation Rights, Performance Units and Performance Shares, Share Awards, Phantom Stock and Restricted Stock (as each term is herein defined).

2. DEFINITIONS.

For purposes of the Plan:

2.1. “Affiliate” means any entity, directly or indirectly, controlled by, controlling or under common control with the Company or any corporation or other entity acquiring, directly or indirectly, all or substantially all the assets and business of the Company, whether by operation of law or otherwise.

2.2. “Agreement” means the written agreement between the Company and an Optionee or Grantee evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

2.3. “Award” means a grant of Restricted Stock, Phantom Stock, a Stock Appreciation Right, a Performance Award, a Share Award or any or all of them.

2.4. “Board” means the Board of Directors of the Company.

2.5. “Cause” means:

(a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of “Cause,” the term “Cause” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

(b) in all other cases, (i) intentional failure to perform reasonably assigned duties, (ii) dishonesty or willful misconduct in the performance of duties, (iii) involvement in a transaction in connection with the performance of duties to the Company or any of its Subsidiaries which transaction is adverse to the interests of the Company or any of its Subsidiaries and which is engaged in for personal profit or (iv) willful violation of any law, rule or regulation in connection with the performance of duties (other than traffic violations or similar offenses); PROVIDED, HOWEVER, that following a Change in Control clause (i) of this Section 2.5(b) shall not constitute “Cause.”

2.6. “Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.7. A “Change in Control” shall mean the occurrence of any of the following:

(a) An acquisition (other than directly from the Company) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term “person” is used for purposes of Section 13(d) or 14(d) of the Exchange Act), other than any of the Forstmann Little Partnerships or any of their Affiliates, immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of the then-outstanding Shares or the combined voting power of the Company’s then-outstanding Voting Securities; PROVIDED, HOWEVER, that in determining whether a Change in Control has occurred pursuant to this Section 2.7(a), the acquisition of Shares or Voting Securities in a “Non-Control Acquisition” (as hereinafter defined) shall not constitute a Change in Control. A “Non-Control Acquisition” shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (A) the Company or (B) any corporation or other Person the majority of the voting power, voting equity securities or equity interest of which is owned, directly or indirectly, by the Company (for purposes of this definition, a “Related Entity”), (ii) the Company or any Related Entity, or (iii) any Person in connection with a “Non-Control Transaction” (as hereinafter defined);

(b) The individuals who, as of immediately following the completion of the Initial Public Offering, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the members of the Board or, following a Merger (as hereinafter defined), the board of directors of (x) the corporation resulting from such Merger (the “Surviving Corporation”), if fifty percent (50%) or more of the combined voting power of the then-outstanding voting securities of the Surviving Corporation is not Beneficially Owned, directly or indirectly, by another Person (a “Parent Corporation”) or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; PROVIDED, HOWEVER, that, if the election, or nomination for election by the Company’s common shareholders, of any new director was approved by a vote of at least two-thirds of the Incumbent Board, such new director shall, for purposes of the Plan, be considered a member of the Incumbent Board; and PROVIDED, FURTHER, HOWEVER, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”), including by reason of any agreement intended to avoid or settle any Proxy Contest; or

(c) The consummation of:

(i) A merger, consolidation or reorganization (1) with or into the Company or a direct or indirect subsidiary of the Company or (2) in which securities of the Company are issued (a “Merger”), unless such Merger is a “Non-Control Transaction.” A “Non-Control Transaction” shall mean a Merger in which:

(A) the shareholders of the Company immediately before such Merger own directly or indirectly immediately following such Merger at least fifty percent (50%) of the combined voting power of the outstanding voting securities of (x) the Surviving Corporation, if there is no Parent Corporation or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation; and

(B) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for such Merger constitute at least a majority of the members of the board of directors of (x) the Surviving Corporation, if there is no Parent Corporation, or (y) if there is one or more than one Parent Corporation, the ultimate Parent Corporation;

(ii) A complete liquidation or dissolution of the Company; or

(iii) The sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any Person (other than (x) a transfer to a Related Entity, (y) a transfer under conditions that would constitute a Non-Control Transaction, with the disposition of assets being regarded as a Merger for this purpose or (z) the distribution to the Company’s shareholders of the stock of a Related Entity or any other assets).

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because any Person (the “Subject Person”) acquired Beneficial Ownership of more than the permitted amount of the then outstanding Shares or Voting Securities as a result of the acquisition of Shares or Voting Securities by the Company which, by reducing the number of Shares or Voting Securities then outstanding, increases the proportional number of shares Beneficially Owned by the Subject Persons; PROVIDED that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of Shares or Voting Securities by the Company and, after such share acquisition by the Company, the Subject Person becomes the Beneficial Owner of any additional Shares or Voting Securities and such Beneficial Ownership increases the percentage of the then outstanding Shares or Voting Securities Beneficially Owned by the Subject Person, then a Change in Control shall occur.

If an Eligible Individual’s employment is terminated by the Company without Cause prior to the date of a Change in Control, but the Eligible Individual reasonably demonstrates that the termination (A) was at the request of a third party that has indicated an intention or taken steps reasonably calculated to effect a Change in Control or (B) otherwise arose in connection with, or in anticipation of, a Change in Control that has been threatened or proposed, such termination shall be deemed to have occurred after such Change in Control for purposes of the Plan, so long as such Change in Control shall actually have occurred.

2.8. “Code” means the Internal Revenue Code of 1986, as amended.

2.9. “Committee” means a committee, as described in Section 3.1, appointed by the Board from time to time to administer the Plan and to perform the functions set forth herein.

2.10. “Company” means Citadel Broadcasting Corporation, and any successor thereto.

2.11. “Director” means a director of the Company.

2.12. “Disability” means:

(a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of “Disability”, the term “Disability” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; or

(b) the term “Disability” as used in the Company’s long-term disability plan, if any; or

(c) in all other cases, the term “Disability” as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Optionee’s or Grantee’s ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

2.13. “Division” means any of the operating units or divisions of the Company designated as a Division by the Committee.

2.14. “Dividend Equivalent Right” means a right to receive all or some portion of the cash dividends that are or would be payable with respect to Shares.

2.15. “Eligible Director” means any individual who is a Director as of the pricing of the Shares in an Initial Public Offering or who has consented to become a Director immediately following the completion of an Initial Public Offering and who is neither (1) an officer or employee of the Company or any of its Subsidiaries nor (2) a general partner of any partnership affiliated with the Forstmann Little Partnerships.

2.16. “Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Options or Awards subject to the conditions set forth herein: (a) any director, officer or employee of the Company or a Subsidiary, (b) any individual to whom the Company or a Subsidiary has extended a formal, written offer of employment, or (c) any consultant or advisor of the Company or a Subsidiary.

2.17. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.18. “Fair Market Value” on any date means (a) the closing price in the primary trading session for a Share on such date on the stock exchange, if any, on which Shares are primarily traded (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded), (b) if clause (a) is not applicable, the closing price of the Shares on such date on The Nasdaq Stock Market at the close of the primary trading session (or if no Shares were traded on such date, then on the most recent previous date on which any Shares were so traded) or (c) if neither clause (a) nor clause (b) is applicable, the value of a Share for such date as established by the Committee, using any reasonable method of valuation.

2.19. “Forstmann Little Partnerships” shall mean Forstmann Little & Co. Equity Partnership-VI, L.P.; Forstmann Little & Co. Equity Partnership-VII, L.P.; Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P.; and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P.

2.20. “Grantee” means a person to whom an Award has been granted under the Plan.

2.21. “Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

2.22. “Initial Public Offering” means the consummation of the first public offering of Shares pursuant to a registration statement (other than a Form S-8 or successor forms) filed with, and declared effective by, the Securities and Exchange Commission.

2.23. “Nonemployee Director” means a director of the Company who is a “nonemployee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

2.24. “Nonqualified Stock Option” means an Option which is not an Incentive Stock Option.

2.25. “Option” means a Nonqualified Stock Option, an Incentive Stock Option, or either or both of them.

2.26. “Optionee” means a person to whom an Option has been granted under the Plan.

2.27. “Outside Director” means a director of the Company who is an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

2.28. “Parent” means any corporation which is a parent corporation within the meaning of Section 424(e) of the Code with respect to the Company.

2.29. “Performance Awards” means Performance Units, Performance Shares or either or both of them.

2.30. “Performance-Based Compensation” means any Option or Award that is intended to constitute “performance based compensation” within the meaning of Section 162(m) (4) (C) of the Code and the regulations promulgated thereunder.

2.31. “Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, a Subsidiary or a Division will be measured.

2.32. “Performance Objectives” has the meaning set forth in Section 8.

2.33. “Performance Shares” means Shares issued or transferred to an Eligible Individual under Section 8.

2.34. “Performance Units” means Performance Units granted to an Eligible Individual under Section 8.

2.35. “Phantom Stock” means a right granted to an Eligible Individual under Section 9 representing a number of hypothetical Shares.

2.36. “Plan” means this Citadel Broadcasting Corporation 2002 Stock Option and Award Plan, as amended and restated from time to time.

2.37. “Restricted Stock” means Shares issued or transferred to an Eligible Individual pursuant to Section 7.

2.38. “Share Award” means an Award of Shares granted pursuant to Section 9.

2.39. “Shares” means the Class A common stock, par value $.01 per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

2.40. “Stock Appreciation Right” means a right to receive all or some portion of the increase in the value of the Shares as provided in Section 6 hereof.

2.41. “Subsidiary” means (a) except as provided in subsection (b) below, any corporation which is a subsidiary corporation within the meaning of Section 424(f) of the Code with respect to the Company, and (b) in relation to the eligibility to receive Options or Awards other than Incentive Stock Options and continued employment for purposes of Options and Awards (unless the Committee determines otherwise), any entity, whether or not incorporated, in which the Company directly or indirectly owns 50% or more of the outstanding equity or other ownership interests.

2.42. “Successor Corporation” means a corporation, or a Parent or Subsidiary thereof within the meaning of Section 424(a) of the Code, which issues or assumes a stock option in a transaction to which Section 424(a) of the Code applies.

2.43. “Ten-Percent Shareholder” means an Eligible Individual, who at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b) (6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of a Parent or a Subsidiary.

2.44. “Transition Period” means the period beginning with the Initial Public Offering and ending as of the earlier of (i) the date of the first annual meeting of shareholders of the Company at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the Initial Public Offering occurs, or (ii) the expiration of the “reliance period” under Treasury Regulation Section 1.162-27(f)(2).

3. ADMINISTRATION.

3.1. The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall keep minutes of its meetings. If the Committee consists of more than one (1) member, a quorum shall consist of not fewer than two (2) members of the Committee and a majority of a quorum may authorize any action. Any decision or determination reduced to writing and signed by a majority of all of the members of the Committee shall be as fully effective as if made by a majority vote at a meeting duly called and held. The Committee shall consist of at least one (1) Director and may consist of the entire Board; PROVIDED, HOWEVER, that from and after the date of an Initial Public Offering, (A) if the Committee consists of less than the entire Board, then with respect to any Option or Award to an Eligible Individual who is subject to Section 16 of the Exchange Act, the Committee shall consist of at least two (2) Directors each of whom shall be a Nonemployee Director and (B) to the extent necessary for any Option or Award intended to qualify as Performance-Based Compensation to so qualify, the Committee shall consist of at least two (2) Directors, each of whom shall be an Outside Director. For purposes of the preceding sentence, if one or more members of the Committee is not a Nonemployee Director and an Outside Director but recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting. Subject to applicable law and Section 3.4 of the Plan, the Committee may delegate its authority under the Plan to any other person or persons.

3.2. No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

3.3. Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) determine those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and to prescribe the terms and conditions (which need not be identical) of each such Option, including the exercise price per Share, the vesting schedule and the duration of each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

(b) select those Eligible Individuals to whom Awards shall be granted under the Plan and to determine the number of Shares with respect to which each Award is granted, the terms and conditions (which need not identical) of each such Award, and make any amendment or modification to Award Agreement consistent with the terms of the Plan;

(c) to construe and interpret the Plan and the Options and Awards granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan complies with Rule 16b-3 under the Exchange Act, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final, binding and conclusive upon the Company, its Subsidiaries, the Optionees and Grantees, and all other persons having any interest therein;

(d) to determine the duration and purposes for leaves of absence which may be granted to an Optionee or Grantee on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(e) to exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

3.4. The Board may delegate to one or more officers of the Company the authority (a) to designate the officers and employees who shall be Eligible Individuals and (b) to determine the Options or Awards to be granted to any such Eligible Individuals; PROVIDED HOWEVER, that no officer of the Company shall have the authority to grant Options or Awards to himself or herself. Any such delegation shall be made by resolution of the Board, and such resolution shall set forth the total number of Options and Awards subject to such delegation.

4. STOCK SUBJECT TO THE PLAN; GRANT LIMITATIONS.

4.1. The maximum number of Shares that may be made the subject of Options and Awards granted under the Plan is ten million (10,000,000). The Company shall reserve, for the purposes of the Plan, such number of Shares out of its authorized but unissued Shares or out of Shares held in the Company’s treasury, or partly out of each.

4.2. Upon the granting of an Option or an Award, the number of Shares available under Section 4.1 for the granting of further Options and Awards shall be reduced as follows:

(a) In connection with the granting of an Option or an Award (other than the granting of a Performance Unit denominated in dollars), the number of Shares shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated; PROVIDED, HOWEVER, that if any Option is exercised by tendering Shares, either actually or by attestation, to the Company as full or partial payment of the exercise price, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares so tendered.

(b) In connection with the granting of a Performance Unit denominated in dollars, the number of Shares shall be reduced by an amount equal to the quotient of (i) the dollar amount in which the Performance Unit is denominated, divided by (ii) the Fair Market Value of a Share on the date the Performance Unit is granted.

4.3. Whenever any outstanding Option or Award or portion thereof, expires, is canceled, is settled in cash (including the settlement of tax withholding obligations using Shares) or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the Shares allocable to the expired, canceled, settled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted hereunder.

4.4. In no event may more than fifty thousand (50,000) Shares be issued upon the exercise of Incentive Stock Options granted under the Plan.

5. OPTION GRANTS FOR ELIGIBLE INDIVIDUALS.

5.1. AUTHORITY OF COMMITTEE. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions of the grant to such Eligible Individuals shall be set forth in an Agreement. Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or any Subsidiary.

5.2. EXERCISE PRICE. The purchase price or the manner in which the exercise price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; PROVIDED, HOWEVER, that the exercise price per Share under each Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder).

5.3. MAXIMUM DURATION. Options granted hereunder shall be for such term as the Committee shall determine, provided that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Shareholder) and a Nonqualified Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted; PROVIDED, HOWEVER, that unless the Committee provides otherwise, an Option (other than an Incentive Stock Option) may, upon the death of the Optionee prior to the expiration of the Option, be exercised for up to one (1) year following the date of the Optionee’s death even if such period extends beyond ten (10) years from the date the Option is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

5.4. VESTING. Each Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

5.5. LIMITATIONS ON INCENTIVE STOCK OPTIONS. To the extent that the aggregate Fair Market Value (determined as of the date of the grant) of Shares with respect to which Incentive Stock Options granted under the Plan and “incentive stock options” (within the meaning of Section 422 of the Code) granted under all other plans of the Company or its Subsidiaries (in either case determined without regard to this Section 5.5) are exercisable by an Optionee for the first time during any calendar year exceeds $100,000, such Incentive Stock Options shall be treated as Nonqualified Stock Options. In applying the limitation in the preceding sentence in the case of multiple Option grants, Options which were intended to be Incentive Stock Options shall be treated as Nonqualified Stock Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Stock Options.

5.6. NON-TRANSFERABILITY. No Option shall be transferable by the Optionee otherwise than by will or by the laws of descent and distribution or, in the case of an Option other than an Incentive Stock Option, pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and an Option shall be exercisable during the lifetime of such Optionee only by the Optionee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Option (other than an Incentive Stock Option) at the time of grant or thereafter, that the Option may be transferred to members of the Optionee’s immediate family, to .trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Option shall be deemed to be the Optionee. For this purpose, immediate family means the Optionee’s spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

5.7. METHOD OF EXERCISE. The exercise of an Option shall be made only by a written notice delivered in person or by mail to the Secretary of the Company at the Company’s principal executive office, specifying the number of Shares to be exercised and, to the extent applicable, accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted; PROVIDED, HOWEVER, that Options may not be exercised by an Optionee for twelve months following a hardship distribution to the Optionee, to the extent such exercise is prohibited under Treasury Regulation Sections 1.401(k)-1(d) (2) (iv) (B) (4). The exercise price for any Shares purchased pursuant to the exercise of an Option shall be paid in (a) cash or (b) if permitted by the Committee in its discretion, through the transfer, either actually or by attestation, to the Company of Shares that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. Any Shares transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the day of exercise of such Option. If requested by the Committee, the Optionee shall deliver the Agreement evidencing the Option to the Secretary of the Company who shall endorse thereon a notion fractional Option and rounded to the Option to the Secretary of the Company who shall endorse thereon such exercise and return such Agreement to the Optionee. No Shares (or cash in lieu thereof) shall be issued upon exercise of an; the number of Shares that may be purchased upon exercise shall be the nearest number of whole Shares.

5.8. RIGHTS OF OPTIONEES. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (a) the Option shall have been exercised pursuant to the terms thereof, (b) the Company shall have issued and delivered Shares to the Optionee, and (c) the Optionee’s name shall have been entered as a shareholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

5.9. SECTION 409A COMPLIANCE. It is the Company’s intent that no Option shall be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted to effectuate such intent.

6. STOCK APPRECIATION RIGHTS.

Provided the Company’s stock is traded on an established securities market, the Committee may in its discretion grant Stock Appreciation Rights in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement.

6.1. EXERCISE PRICE. No Stock Appreciation Right may be issued unless (a) the exercise price of the Stock Appreciation Right may never be less than the Fair Market Value of the underlying Shares on the date of grant and (b) the Stock Appreciation Right does not provide for the deferral of compensation other than deferral of recognition of income until the exercise of the Stock Appreciation Right.

6.2. TERMS OF STOCK APPRECIATION RIGHTS. Stock Appreciation Rights shall contain such terms and conditions as to exercisability, vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years; PROVIDED, HOWEVER, that the Committee may provide that a Stock Appreciation Right may, upon the death of the Grantee, be exercised for up to one (1) year following the date of the Grantee’s death even if such period extends beyond ten (10) years from the date the Stock Appreciation Right is granted. Upon exercise of a Stock Appreciation Right, the Grantee shall be entitled to receive a distribution of Shares having a Fair Market Value equal to an amount determined by multiplying (a) the excess of the Fair Market Value of a Share on the date of exercise of such Stock Appreciation Right over the Fair Market Value of a Share on the date the Stock Appreciation Right was granted, by (b) the number of Shares as to which the Stock Appreciation Right is being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any Stock Appreciation Right by including such a limit in the Agreement evidencing the Stock Appreciation Right at the time it is granted.

6.3. NON-TRANSFERABILITY. No Stock Appreciation Right shall be transferable by the Grantee otherwise than by will or by the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and such Stock Appreciation Right shall be exercisable during the lifetime of such Grantee only by the Grantee or his or her guardian or legal representative. The terms of such Stock Appreciation Right shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Grantee.

6.4. METHOD OF EXERCISE. Stock Appreciation Rights shall be exercised by a Grantee only by a written notice delivered in person or by mail to the Secretary of the Company at the Company’s principal executive office, specifying the number of Shares with respect to which the Stock Appreciation Right is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the Stock Appreciation Right being exercised and the Agreement evidencing any related Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

6.5. FORM OF PAYMENT. Payment of the amount determined under Sections 6.2 shall be made solely in whole Shares in a number determined at their Fair Market Value on the date of exercise of the Stock Appreciation Right. If the amount payable in Shares results in a fractional Share, no payment shall be made for the fractional Share.

6.6. COMPLIANCE WITH SECTION 409A. It is the Company’s intent that no Stock Appreciation Right shall be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted to effectuate such intent.

7. RESTRICTED STOCK.

7.1. GRANT. The Committee may grant Awards to Eligible Individuals of Restricted Stock, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine and (without limiting the generality of the foregoing) such Agreements may require that an appropriate legend be placed on Share certificates. Awards of Restricted Stock shall be subject to the terms and provisions set forth below in this Section 7.

7.2. RIGHTS OF GRANTEE. Shares of Restricted Stock granted pursuant to an Award hereunder shall be issued in the name of the Grantee as soon as reasonably practicable after the Award is granted provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Shares. If a Grantee shall fail to execute the Agreement evidencing a Restricted Stock Award, or any documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with a Restricted Stock Award shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

7.3. NON-TRANSFERABILITY. Until all restrictions upon the shares of Restricted Stock awarded to a Grantee shall have lapsed in the manner set forth in Section 7.4, such Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

7.4. LAPSE OF RESTRICTIONS. Restrictions upon Shares of Restricted Stock awarded hereunder shall lapse at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award shall set forth any such restrictions.

7.5. DELIVERY OF SHARES. Upon the lapse of the restrictions on Shares of Restricted Stock, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

7.6. COMPLIANCE WITH SECTION 409A. It is the Company’s intent that Restricted Stock shall not be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted to effectuate such intent.

8. PERFORMANCE AWARDS.

8.1. PERFORMANCE UNITS. The Committee, in its discretion, may grant Awards of Performance Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Performance Units may be denominated in Shares or a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment as provided in Section 8.3(c) of (a) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (b) in the case of dollar-denominated Performance Units, the specified dollar amount or (c) a percentage (which may be more than 100%) of the amount described in clause (a) or (b) depending on the level of Performance Objective attainment; PROVIDED, HOWEVER, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(a) VESTING AND FORFEITURE. Subject to Sections 8.3(c), a Grantee shall become vested with respect to the Performance Units to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

(b) PAYMENT OF AWARDS. Subject to Section 8.3(c), payment to Grantees in respect of vested Performance Units shall be made as soon as practicable after the last day of the Performance Cycle to which such Award relates but in no event after the fifteenth day of the third month following the end of the taxable year of the Company in which the applicable Performance Objective is obtained. Such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment.

8.2. PERFORMANCE SHARES. The Committee, in its discretion, may grant Awards of Performance Shares to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance Shares shall be subject to the following terms and provisions:

(a) RIGHTS OF GRANTEE. The Committee shall provide at the time an Award of Performance Shares is made the time or times at which the actual Shares represented by such Award shall be issued in the name of the Grantee; PROVIDED, HOWEVER, that no Performance Shares shall be issued until the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares. If a Grantee shall fail to execute the Agreement evidencing an Award of Performance Shares, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with an Award of Performance Shares shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have, in the discretion of the Committee, all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

(b) NON-TRANSFERABILITY. Until any restrictions upon the Performance Shares awarded to a Grantee shall have lapsed in the manner set forth in Sections 8.2(c), such Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Grantee. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

(c) LAPSE OF RESTRICTIONS. Subject to Sections 8.3(c), restrictions upon Performance Shares awarded hereunder shall lapse and such Performance Shares shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Objectives as the Committee may, in its discretion, determine at the time an Award is granted.

(d) DELIVERY OF SHARES. Upon the lapse of the restrictions on Performance Shares awarded hereunder, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

8.3. PERFORMANCE OBJECTIVES.

(a) ESTABLISHMENT. Performance Objectives for Performance Awards may be expressed in terms of (i) earnings per Share, (ii) Share price, (iii) pre-tax profits, (iv) net earnings, (v) return on equity or assets, (vi) sales, (vii) any combination of the foregoing or (viii), with respect to Performance Awards payable prior to the end of the Transition Period, such other criteria as the Committee may determine. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries, any of its Divisions or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The

Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the. Performance Cycle has elapsed or (y) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remains substantially uncertain.

(b) EFFECT OF CERTAIN EVENTS. At the time of the granting of a Performance Award, or at any time thereafter, in either case to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Performance Award as Performance-Based Compensation, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives) to reflect the impact of specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events.

(c) DETERMINATION OF PERFORMANCE. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Grantee who is subject to Section 162(m) of the Code, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as Performance Based Compensation.

8.4. NON-TRANSFERABILITY. Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

8.5. COMPLIANCE WITH SECTION 409A. It is the Company’s intent that no Performance Unit be treated as a grant of deferred compensation for the purposes of Section 409A of the Code and that all ambiguities in construction be interpreted to effectuate such intent.

9. OTHER SHARE-BASED AWARDS.

9.1. SHARE AWARDS. The Committee may grant a Share Award to any Eligible Individual on such terms and conditions as the Committee may determine in its sole discretion provided that the Committee determines in good faith that such awards will not be treated as deferred compensation for purposes of Section 409A. Share Awards may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.

9.2. PHANTOM STOCK AWARDS.

(a) GRANT. The Committee may, in its discretion grant shares of Phantom Stock to any Eligible Individuals. Such shall be subject to the terms and conditions established by the set forth in the applicable Agreement.

(b) PAYMENT OF AWARDS. Upon the vesting of a Phantom Stock Award, the Grantee shall be entitled to receive a cash payment in respect of each share of Phantom Stock which shall be equal to the Fair Market Value of a Share as of the date the Phantom Stock Award was granted, or such other date as determined by the Committee at the time the Phantom Stock Award was granted. The Committee may, at the time a Phantom Stock Award is granted, provide a limitation on the amount payable in respect of each share of Phantom Stock. In lieu of a cash payment, the Committee may settle Phantom Stock Awards with Shares having a Fair Market Value equal to the cash payment to which the Grantee has become entitled. All payments with respect to Phantom Stock Awards shall be made no later than the fifteenth day of the third month following the end of the taxable year of the Company in which the Phantom Stock Award vests.

(c) COMPLIANCE WITH SECTION 409A. It is the Company’s intent that no Share Award or Phantom Stock Award be treated as the payment of deferred compensation for the purposes of Section 409A of the Code and that any ambiguities in construction be interpreted to effectuate such intent.

10. EFFECT OF A TERMINATION OF EMPLOYMENT.

The Agreement evidencing the grant of each Option and each Award shall set forth the terms and conditions applicable to such Option or Award upon a termination or change in the status of the employment of the Optionee or Grantee by the Company, a Subsidiary or a Division (including a termination or change by reason of the sale of a Subsidiary or a Division), which shall be as the Committee may, in its discretion, determine at the time the Option or Award is granted or thereafter.

11. ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

(a) In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to (i) the maximum number and class of Shares or other stock or securities with respect to which Options or Awards may be granted under the Plan, (ii) the number and class of Shares or other stock or securities which are subject to outstanding Options or Awards granted under the Plan and the exercise price therefor, if applicable, (iii) the maximum number and class of Shares or other stock or securities with respect to which Incentive Stock Options may be granted to any Eligible Individual during any calendar year and (iv) the Performance Objectives.

(b) Any such adjustment in the Shares or other stock or securities (i) subject to outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made in such manner as not to constitute a modification as defined by Section 424(h) (3) of the Code and only to the extent otherwise permitted by Sections 422 and 424 of the Code, or (ii) subject to outstanding Options or Awards that are intended to qualify as Performance-Based Compensation shall be made in such a manner as not to adversely affect the treatment of the Option or Award as Performance-Based Compensation.

(c) If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to, or an Optionee shall be entitled to exercise an Option with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award or Option, as the case may be, prior to such Change in Capitalization.

12. EFFECT OF CERTAIN TRANSACTIONS.

The Committee may, at the time an Option or Award is granted or at any time thereafter, determine the effect of a Change in Control on the Option or Award. In addition, in the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a “Transaction”), the Plan and the Options and Awards issued hereunder shall continue in effect in accordance with their respective terms, except that following a Transaction either (i) each outstanding Option or Award shall be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each Optionee and Grantee shall be entitled to receive in respect of each Share subject to any outstanding Options or Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; PROVIDED, HOWEVER, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options and Awards prior to such Transaction. The treatment of any Option or Award as provided in this Section 12 shall be conclusively presumed to be appropriate for purposes of Section 11.

13. INITIAL PUBLIC OFFERING OPTION GRANTS FOR ELIGIBLE DIRECTORS.

13.1. GRANT. Effective as of the pricing of shares in an Initial Public Offering, each Eligible Director shall be granted an Option (the “IPO Option”) in respect of fifty thousand (50,000) Shares. The IPO Option shall be evidenced by an Agreement containing the terms set forth in this Section 13 and such other terms not inconsistent therewith as determined by the Committee.

13.2. PURCHASE PRICE. The purchase price for Shares under each IPO Option shall be equal to the Initial Public Offering price.

13.3. EXERCISABILITY. Subject to Section 13.4, each IPO Option shall become fully exercisable with respect to one-third of the Shares subject thereto on each of the first through third anniversaries of the date of grant so long as the Optionee continues to serve as a Director as of each such date.

13.4. DURATION. Each IPO Option shall terminate on the date which is the tenth anniversary of the date of grant, unless terminated earlier as follows:

(a) If an Optionee’s service as a Director terminates for any reason other than Disability, death or Cause, the Optionee may for a period of three (3) months after such termination exercise the IPO Option granted to the Optionee hereunder to the extent, and only to the extent, that such Option or portion thereof was exercisable as of the date the Optionee’s service as a Director terminated, after which time the IPO Option shall automatically terminate in full to the extent unexercised.

(b) If an Optionee’s service as a Director terminates by reason of the Optionee’s resignation or removal from the Board due to Disability, the Optionee may for a period of twelve (12) months after such termination exercise the IPO Option granted to the Optionee hereunder to the extent, and only to the extent, that such IPO Option or portion thereof was exercisable as of the date the Optionee’s service as Director terminated, after which time the IPO Option shall automatically terminate in full to the extent unexercised.

(c) If an Optionee’s service as a Director terminates for Cause, the IPO Option granted to the Optionee hereunder shall immediately terminate in full to the extent unexercised.

(d) If an Optionee dies while a Director or within three (3) months after termination of service as a Director as described in Section 13.4(a) or within twelve (12) months after termination of service as a Director as described in Section 13.4(b), the IPO Option granted to the Optionee hereunder which has not then automatically terminated pursuant to this Section 13 may be exercised at any time within twelve (12) months after the Optionee’s death by the person or persons to whom such rights under the Option shall pass by will, or by the laws of descent or distribution, after which time the Option shall terminate in full to the extent unexercised.

14. INTERPRETATION.

Following the required registration of any equity security of the Company pursuant to Section 12 of the Exchange Act:

(a) The Plan and each Option and Award under the Plan are intended to comply with Rule 16b-3 promulgated under the Exchange Act, and the Committee shall interpret and administer the provisions of the Plan or any Agreement in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

(b) Unless otherwise expressly stated in the relevant Agreement, each Option, Stock Appreciation Right and Performance Award granted under the Plan is intended to be Performance-Based Compensation. The Committee shall not have the ability to exercise any discretion, and shall not exercise any discretion otherwise authorized hereunder with respect to such Options or Awards if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Options or Awards to fail to qualify as Performance-Based Compensation.

(c) To the extent that any legal requirement of Section 16 of the Exchange Act or Section 162(m) of the Code as set forth in the Plan ceases to be required under Section 16 of the Exchange Act or Section 162(m) of the Code, that Plan provision shall cease to apply.

15. TERMINATION AND AMENDMENT OF THE PLAN OR MODIFICATION OF OPTIONS AND AWARDS.

15.1. PLAN AMENDMENT OR TERMINATION. The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the Board and no Option or Award may be granted thereafter. The Board may sooner terminate the Plan and the Board may at any time and from time to time amend, modify or suspend the Plan; PROVIDED, HOWEVER, that:

(a) no such amendment, modification, suspension or termination shall impair or adversely alter any Options or Awards theretofore granted under the Plan, except with the consent of the Optionee or Grantee, nor shall any amendment, modification, suspension or termination deprive any Optionee or Grantee of any Shares which he or she may have acquired through or as a result of the Plan; and

(b) to the extent necessary under any applicable law, regulation or exchange requirement no amendment shall be effective unless approved by the shareholders of the Company in accordance with applicable law, regulation or exchange requirement.

15.2. MODIFICATION OF OPTIONS AND AWARDS. Subject to Section 12, no modification of an Option or Award shall adversely alter or impair any rights or obligations under the Option or Award without the consent of the Optionee or Grantee, as the case may be.

16. NON-EXCLUSIVITY OF THE PLAN.

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

17. LIMITATION OF LIABILITY.

As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(a) give any person any right to be granted an Option or Award other than at the sole discretion of the Committee;

(b) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

(c) limit in any way the right of the Company or any Subsidiary to terminate the employment of any person at any time; or

(d) be evidence of any agreement or understanding, expressed or implied, that the Company will employ any person at any particular rate of compensation or for any particular period of time.

18. REGULATIONS AND OTHER APPROVALS; GOVERNING LAW.

18.1. Except as to matters of federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles thereof.

18.2. The obligation of the Company to sell or deliver Shares with respect to Options and Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

18.3. The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority, or to obtain for Eligible Individuals granted Incentive Stock

Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

18.4. Each Option and Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Award or the issuance of Shares, no Options or Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

18.5. Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Option or Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such Shares shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

19. MISCELLANEOUS.

19.1. MULTIPLE AGREEMENTS. The terms of each Option or Award may differ from other Options or Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option or Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Options or Awards previously granted to that Eligible Individual.

19.2. WITHHOLDING OF TAXES.

(a) At such times as an Optionee or Grantee recognizes wages in connection with the receipt of Shares or cash hereunder (a “Taxable Event”), the Optionee or Grantee shall pay to the Company an amount equal to the federal, state and local income taxes, employment taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the “Withholding Taxes”). The Company shall have the right to deduct from any payment of cash to an Optionee or Grantee an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. The Committee may provide in the Agreement at the time of grant, or at any time thereafter, that the Optionee or Grantee, in satisfaction of the obligation to pay Withholding Taxes, may elect to have withheld a portion of the Shares then issuable to him or her having an aggregate Fair Market Value equal to the Withholding Taxes.

(b) If an Optionee makes a disposition, within the meaning of Section 424(c) of the Code and regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to the exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

19.3. EFFECTIVE DATE. The effective date of this Plan shall be as determined by the Board, subject only to the approval by the holders of a majority of the securities of the Company entitled to vote thereon, in accordance with applicable law, within twelve (12) months of the adoption of the Plan by the Board.

19.4. POST-TRANSITION PERIOD. Following the Transition Period, any Option, Stock Appreciation Right or Performance Award granted under the Plan which is intended to be Performance-Based Compensation, shall be subject to the approval of the material terms of the Plan by a majority of the shareholders of the Company in accordance with Section 162(m) of the Code and the regulations promulgated thereunder.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The registrant, Citadel Broadcasting Corporation, is incorporated under the laws of the State of Delaware.

Citadel’s current certificate of incorporation and by-laws generally provide that Citadel will indemnify each of its directors and officers to the fullest extent permitted by the General Corporation Law of Delaware, which we refer to as the DGCL, and that Citadel may indemnify certain other persons as authorized by the DGCL.

Subsection (a) of section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Subsection (b) of section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith. Indemnification or advancement of expenses provided for by section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under section 145.

Citadel’s certificate of incorporation also provides for the elimination of a director’s personal liability to Citadel and Citadel stockholders for monetary damages for breach of such director’s fiduciary duty, except to the extent such elimination from liability or limitation thereof is not permitted under the DGCL. Section 102(b)(7) of the DGCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director’s liability to the corporation and its stockholders for monetary damages arising out of certain breaches of their fiduciary duty. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its stockholders to obtain injunctive relief, specific performance or other equitable relief against directors.

The foregoing is only a general summary of certain aspects of Delaware law and Citadel’s organizational documents dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of sections 145 and 102 of the DGCL and Articles VI and VII of Citadel’s certificate of incorporation and Article VI of Citadel’s by-laws.

All of Citadel’s directors and officers are covered by insurance policies maintained by Citadel against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933.

Item 21. Exhibit Index.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 6, 2006, by and among The Walt Disney Company, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., Citadel Broadcasting Corporation and Alphabet Acquisition Corp. (included as Annex A to the information statement/prospectus included in this registration statement and incorporated herein by reference).

2.2	Amendment No.1 to the Agreement and Plan of Merger, dated November 19, 2006, by and among The Walt Disney Company, ABC Radio Holdings, Inc. f/k/a ABC Chicago FM Radio, Inc., Citadel Broadcasting Corporation and Alphabet Acquisition Corp. (included as Annex A-I to the information statement/prospectus included in this registration statement and incorporated herein by reference).

2.3	Separation Agreement, dated as of February 6, 2006, by and between The Walt Disney Company and ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc. (included as Annex B to the information statement/prospectus included in this registration statement and incorporated herein by reference).

2.4	Amendment No.1 to the Separation Agreement, dated November 19, 2006, by and between The Walt Disney Company and ABC Radio Holdings, Inc. f/k/a ABC Chicago FM Radio, Inc., (included as Annex B-I to the information statement/prospectus included in this registration statement and incorporated herein by reference).

3.1	Form of Restated Certificate of Incorporation of Citadel Broadcasting Corporation (incorporated herein by reference to Exhibit 3.1 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

3.2	Form of Amended and Restated By-Laws of Citadel Broadcasting Corporation (incorporated herein by reference to Exhibit 3.2 to Citadel Broadcasting Corporation ‘s registration statement on Form S-1 (No. 333-89844)).

4.1	Form of Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

4.3	Indenture, dated as of February 18, 2004, between Citadel Broadcasting Corporation and the Bank of New York, as trustee, in respect of Citadel Broadcasting Corporation’s 1.875% Convertible Subordinated Notes due 2011 (incorporated herein by reference to Exhibit 4.2 to Citadel Broadcasting Corporation’s annual report for the year ended December 31, 2003 on Form 10-K).

5.1	Opinion of Kirkland & Ellis LLP as to validity of the shares being issued in the merger.*

8.1	Opinion of Kirkland & Ellis LLP as to certain tax matters.*

8.2	Opinion of Dewey Ballantine LLP as to certain tax matters.*

Exhibit No.	Description
10.1	Support Agreement, dated February 6, 2006, by and among Citadel Broadcasting Corporation, The Walt Disney Company, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc., and the Principal Stockholders listed therein (incorporated herein by reference to Exhibit 10.1 to The Walt Disney Company’s current report on Form 8-K filed with the SEC on February 10, 2006).

10.2	Form of Tax Sharing and Indemnification Agreement to be entered into by and among Citadel Broadcasting Corporation, ABC Radio Holdings, Inc., f/k/a ABC Chicago FM Radio, Inc. and The Walt Disney Company.**

10.3	ABC Radio Holdings Commitment Letter, dated November 17, 2006, by and among ABC Radio Holdings, Inc., J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.**

10.4	Citadel Commitment Letter, dated December 20, 2006, by and among Citadel Broadcasting Corporation, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A.**

10.5	Citadel Broadcasting Corporation Amended and Restated 2002 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Citadel Broadcasting Corporation’s current report on Form 8-K filed with the SEC on May 24, 2005; and to the draft as proposed to be amended, which is included as Annex E in the information statement/prospectus included in this registration statement and incorporated herein by reference).

10.6	Stockholder’s Agreement, dated May 21, 2003, between Citadel Broadcasting Corporation and Judith A. Ellis (incorporated herein by reference to Exhibit 10.2 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.7	Stockholder’s Agreement, dated April 23, 2002, between Citadel Broadcasting Corporation and Farid Suleman (incorporated herein by reference to Exhibit 10.17 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.8	Letter, dated February 15, 2002, from Theodore J. Forstmann to Farid Suleman setting forth the terms of Mr. Suleman’s employment as chief executive officer of Citadel Broadcasting Corporation (incorporated herein by reference to Exhibit 10.14 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.9	Letter, dated July 17, 2003, from Citadel Broadcasting Corporation to Farid Suleman clarifying certain terms of Mr. Suleman’s employment (incorporated herein by reference to Exhibit 10.22 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.10	Stock Option Agreement, dated April 23, 2002, between Citadel Broadcasting Corporation and Farid Suleman (incorporated herein by reference to Exhibit 10.15 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)), as amended by the Letter Agreement, dated June 4, 2002, between Citadel Broadcasting Corporation and Farid Suleman (incorporated herein by reference to Exhibit 10.16 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)), as further modified by the Agreement with Respect to the 2002 Stock Option Agreement, dated as of March 16, 2006, between Citadel Broadcasting Corporation and Farid Suleman (incorporated herein by reference to Exhibit 10.2 of Citadel Broadcasting Corporation’s quarterly report on Form 10-Q filed with the SEC on May 10, 2006).

10.11	Employment Agreement, dated May 26, 2006, between Citadel Broadcasting Corporation and Robert G. Freedline (incorporated herein by reference to Exhibit 10.1 to Citadel Broadcasting Corporation’s current report on Form 8-K filed with the SEC on June 2, 2006).

10.12	Letter Agreement, dated August 29, 2006, between Citadel Broadcasting Company and Randy L. Taylor (incorporated herein by reference to Exhibit 10.1 to Citadel Broadcasting Corporation’s quarterly report on Form 10-Q filed with the SEC on November 9, 2006).

Exhibit No.	Description
10.13

Memorandum, dated November 6, 2006, between the Company and Randy L. Taylor (incorporated herein by reference to Exhibit 10.2 to Citadel Broadcasting Corporation’s quarterly report on Form 10-Q filed with the SEC on November 9, 2006).

10.14	Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 99.1 to Citadel Broadcasting Corporation’s current report on Form 8-K filed with the SEC on October 27, 2005).

10.15	Form of Performance Share Agreement (incorporated herein by reference to Exhibit 10.1 to Citadel Broadcasting Corporation’s quarterly report on Form 10-Q filed with the SEC on May 10, 2006).

10.16	Form of Indemnification Agreement between Citadel Broadcasting Corporation and its directors and executive officers (incorporated herein by reference to Exhibit 10.5 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.17	Registration Rights Agreement, dated as of February 18, 2004, between Citadel Broadcasting Corporation and the initial purchasers of Citadel Broadcasting Corporation’s 1.875% Convertible Subordinated Notes due 2011 (incorporated herein by reference to Exhibit 10.19 to Citadel Broadcasting Corporation’s annual report for the year ended December 31, 2003 on Form 10-K).

10.18	Management Rights Letter, dated June 26, 2001, between Citadel Broadcasting Corporation, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P. and Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VIII, L.P. (incorporated herein by reference to Exhibit 10.7 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.19	Registration Rights Agreement, dated June 26, 2001, among Citadel Broadcasting Corporation, Citadel Communications Corporation, Citadel Broadcasting Company, Forstmann Little & Co. Equity Partnership-VI, L.P., Forstmann Little & Co. Equity Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-VII, L.P., Lawrence R. Wilson and Rio Bravo Enterprise Associates, L.P. (incorporated herein by reference to Exhibit 10.4 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-89844)).

10.20	Aircraft Management Agreement, dated October 1, 2002, as amended by Amendment No. 1 dated February 27, 2003, between Citadel Broadcasting Corporation and FL Aviation Corp. (FL) (incorporated herein by reference to Exhibit 10.20 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 333-112270)).

10.21	Credit Agreement, dated as of August 17, 2004, among Citadel Broadcasting Company, Citadel Broadcasting Corporation, certain lenders, JPMorgan Chase Bank, as Administrative Agent, Bank of America, N.A. and Wachovia Bank, National Association, as Syndication Agents, and SunTrust Bank and Harris Nesbitt Financing, Inc. (d/b/a Harris Nesbitt), as Documentation Agents (incorporated herein by reference to Exhibit 10.1 to Citadel Broadcasting Corporation’s quarterly report for the quarterly period ended September 30, 2004 on Form 10-Q).

10.22	Form of Production/Distribution Agreement to be entered into between American Broadcasting Companies, Inc. and Citadel Broadcasting Corporation or one of its subsidiaries.

21.1	Subsidiaries of Citadel Broadcasting Corporation (incorporated herein by reference to Exhibit 21 to Citadel Broadcasting Corporation’s registration statement on Form S-1 (No. 33-89844)).

23.1	Consent of Kirkland & Ellis LLP.*

23.2	Consent of Deloitte & Touche LLP.

23.3	Consent of Dewey Ballantine LLP.*

23.4	Consent of PricewaterhouseCoopers LLP.

Exhibit No.	Description
24.1	Power of Attorney (included on the signature pages of the original Registration Statement on Form S-4 filed with the SEC on December 21, 2006).**

24.2	Power of Attorney.

99.1	Consent of J.P. Morgan Securities Inc.

99.2	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

* To	be filed by amendment.
**	Filed previously.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) The undersigned registrant hereby undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form; and

(2) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the information statement/prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Citadel Broadcasting Corporation certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-4 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York as of February 14, 2007.

CITADEL BROADCASTING CORPORATION

By:	/s/ Farid Suleman
Name:	Farid Suleman
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Farid Suleman Farid Suleman	Chairman and Chief Executive Officer (principal executive officer)	February 14, 2007

/s/ Robert G. Freedline Robert G. Freedline	Chief Financial Officer (principal financial officer)	February 14, 2007

/s/ Randy L. Taylor Randy L. Taylor	Vice President—Finance (principal accounting officer)	February 14, 2007

* Katherine Brown	Director	February 14, 2007

* J. Anthony Forstmann	Director	February 14, 2007

* Theodore J. Forstmann	Director	February 14, 2007

* Michael A. Miles	Director	February 14, 2007

* Charles P. Rose, Jr.	Director	February 14, 2007

* Herbert J. Siegel	Director	February 14, 2007

* Wayne T. Smith	Director	February 14, 2007

*By:	/s/ Farid Suleman
Farid Suleman Attorney-in-fact

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